Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274376
Kenvue Inc.
Offer to Exchange
up to $750,000,000 principal amount of our 5.500% Senior Notes due 2025 registered under the Securities Act, for any and all outstanding unregistered 5.500% Senior Notes due 2025;
up to $750,000,000 principal amount of our 5.350% Senior Notes due 2026 registered under the Securities Act, for any and all outstanding unregistered 5.350% Senior Notes due 2026;
up to $1,000,000,000 principal amount of our 5.050% Senior Notes due 2028 registered under the Securities Act, for any and all outstanding unregistered 5.050% Senior Notes due 2028;
up to $1,000,000,000 principal amount of our 5.000% Senior Notes due 2030 registered under the Securities Act, for any and all outstanding unregistered 5.000% Senior Notes due 2030;
up to $1,250,000,000 principal amount of our 4.900% Senior Notes due 2033 registered under the Securities Act, for any and all outstanding unregistered 4.900% Senior Notes due 2033;
up to $750,000,000 principal amount of our 5.100% Senior Notes due 2043 registered under the Securities Act, for any and all outstanding unregistered 5.100% Senior Notes due 2043;
up to $1,500,000,000 principal amount of our 5.050% Senior Notes due 2053 registered under the Securities Act, for any and all outstanding unregistered 5.050% Senior Notes due 2053; and
up to $750,000,000 principal amount of our 5.200% Senior Notes due 2063 registered under the Securities Act, for any and all outstanding unregistered 5.200% Senior Notes due 2063

We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letters of transmittal, to exchange up to $750,000,000 aggregate principal amount of our new 5.500% Senior Notes due 2025 (the “2025 Exchange Notes”) for a like amount of our outstanding unregistered 5.500% Senior Notes due 2025 (the “2025 Original Notes”), up to $750,000,000 aggregate principal amount of our new 5.350% Senior Notes due 2026 (the “2026 Exchange Notes”) for a like amount of our outstanding unregistered 5.350% Senior Notes due 2026 (the “2026 Original Notes”), up to $1,000,000,000 aggregate principal amount of our new 5.050% Senior Notes due 2028 (the “2028 Exchange Notes”) for a like amount of our outstanding unregistered 5.050% Senior Notes due 2028 (the “2028 Original Notes”), up to $1,000,000,000 aggregate principal amount of our new 5.000% Senior Notes due 2030 (the “2030 Exchange Notes”) for a like amount of our outstanding unregistered 5.000% Senior Notes due 2030 (the “2030 Original Notes”), up to $1,250,000,000 aggregate principal amount of our new 4.900% Senior Notes due 2033 (the “2033 Exchange Notes”) for a like amount of our outstanding unregistered 4.900% Senior Notes due 2033 (the “2033 Original Notes”), up to $750,000,000 aggregate principal amount of our new 5.100% Senior Notes due 2043 (the “2043 Exchange Notes”) for a like amount of our outstanding unregistered 5.100% Senior Notes due 2043 (the “2043 Original Notes”), up to $1,500,000,000 aggregate principal amount of our new 5.050% Senior Notes due 2053 (the “2053 Exchange Notes”) for a like amount of our outstanding unregistered 5.050% Senior Notes due 2053 (the “2053 Original Notes”), and up to $750,000,000 aggregate principal amount of our new 5.200% Senior Notes due 2063 (the “2063 Exchange Notes” and, collectively with the 2025 Exchange Notes, the 2026 Exchange Notes, the 2028 Exchange Notes, the 2030 Exchange Notes, the 2033 Exchange Notes, the 2043 Exchange Notes and the 2053 Exchange Notes, the “Exchange Notes”) for a like amount of our outstanding unregistered 5.200% Senior Notes due 2063 (the “2063 Original Notes” and, collectively with the 2025 Original Notes, the 2026 Original Notes, the 2028 Original Notes, the 2030 Original Notes, the 2033 Original Notes, the 2043 Original Notes and the 2053 Original Notes, the “Original Notes”). We refer to the Exchange Notes and the Original Notes together as the “notes” in this prospectus. We refer to the offers to exchange, collectively, as the “Exchange Offers.”
Terms of the Exchange Offers:
•The Exchange Offers expire at 5:00 p.m., New York City time, on October 17, 2023, unless extended.
•All outstanding Original Notes that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offers will be exchanged.
•You may withdraw tenders of Original Notes at any time prior to the expiration of the Exchange Offers.
•We issued the Original Notes in a transaction not requiring registration under the Securities Act of 1933, as amended (the “Securities Act”). We are making the Exchange Offers in order to satisfy certain of our obligations under the registration rights agreement entered into in connection with that transaction.
•The exchange of Original Notes for Exchange Notes will not be a taxable event for U.S. federal income tax purposes.
•We will not receive any proceeds from the Exchange Offers.
•The terms of each series of Exchange Notes are substantially identical to the terms of the applicable series of Original Notes, except (i) the Exchange Notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the Original Notes do not apply to the Exchange Notes, and (iii) the Exchange Notes will not contain provisions relating to additional interest relating to our registration obligations.
There is no established trading market for the Exchange Notes or the Original Notes. We do not intend to apply for listing of the Exchange Notes on any national securities exchange or for quotation through any quotation system.
Any Original Notes not tendered in the Exchange Offers will remain outstanding and continue to be subject to all the terms and conditions specified in the indenture governing the notes (the “Indenture”), including transfer restrictions, but will not retain any rights under the registration rights agreement (including the right to earn additional interest relating to our registration obligations) after the consummation of the Exchange Offers. Except in limited circumstances with respect to specific types of holders of Original Notes, we will have no further obligation to provide for the registration under the Securities Act of such Original Notes. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.
Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offers must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the date on which the registration statement, of which this prospectus forms a part, has been declared effective, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”
For a discussion of factors you should consider in determining whether to tender your Original Notes, see the information under “Risk Factors” beginning on page 13 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is September 18, 2023

We have not authorized anyone to give any information or to make any representations concerning these Exchange Offers except that which is in this prospectus, or which is referred to under “Where You Can Find More Information.” If anyone gives or makes any other information or representation, you should not rely on it. This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange securities in which the offer, sale or exchange is not permitted. You should not interpret the delivery of this prospectus, or any sale of securities, as an indication that there has been no change in our affairs since the date of this prospectus. You should also be aware that information in this prospectus may change after this date.
We have filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), of which this prospectus forms a part, with respect to the Exchange Notes. This prospectus incorporates important business and financial information about the Company that is not included in or delivered with the prospectus. For further information pertaining to Kenvue and the Exchange Notes described in this prospectus, reference is made to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement. Each such statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.
You may also obtain this information without charge by writing or telephoning us at the following address and telephone number: Kenvue Inc., 199 Grandview Road, Skillman, NJ 08558, (908) 874-1200.
If you would like to request copies of these documents, please do so by October 10, 2023 (which is five business days before the scheduled expiration of the Exchange Offers) in order to receive them before the expiration of the Exchange Offers.

ABOUT THIS PROSPECTUS
As used in this prospectus, unless the context requires otherwise, (1) references to “Kenvue,” the “Company,” “we,” “us” and “our” refer to Kenvue Inc., a Delaware corporation, and its consolidated subsidiaries and (ii) references to “Johnson & Johnson” refer to Johnson & Johnson, a New Jersey corporation, and its consolidated subsidiaries other than Kenvue Inc. and Kenvue Inc.’s consolidated subsidiaries.
Market and Industry Data
Unless otherwise indicated, information contained in this prospectus concerning Kenvue’s industry and the markets in which Kenvue operates, including Kenvue’s general expectations, market position, market share, market opportunity and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources and management estimates, which Kenvue believes to be reliable and based on reasonable assumptions. Unless otherwise indicated, statements of market position are on the basis of total sales in the relevant geographic market or product category in 2022, based on Kenvue’s analysis of third-party data reported by various sources, including Euromonitor Beauty & Personal Care 2023ed, Euromonitor Tissue & Hygiene 2023ed, Euromonitor Consumer Health 2023ed, IQVIA, IRI, Morning Consult, Nicholas Hall, Nielsen and Numerator Consumer Insights.
Unless otherwise indicated, Kenvue has not commissioned any of the industry publications or other reports generated by third-party providers that Kenvue refers to in this prospectus. Kenvue’s management estimates are derived from such third-party sources, other publicly available information, Kenvue’s knowledge of its industry, internal company research, surveys, information from its customers and third-party partners, trade and business organizations and other contacts in the markets in which Kenvue operates and assumptions based on this information and knowledge.
Data regarding Kenvue’s industry and its market position and market share within its industry are inherently imprecise and are subject to significant business, economic and competitive uncertainties beyond its control, but Kenvue believes they generally indicate market size, market position and market share within its industry. In addition, assumptions and estimates of Kenvue’s and its industry’s future performance involve risks and uncertainties and are subject to change based on various factors, including those described in the section of this prospectus entitled “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and Kenvue. See “Cautionary Statement Concerning Forward-Looking Statements.”
In addition, claims described in this prospectus relating to the efficacy of Kenvue’s products are not subject to approval by the U.S. Food and Drug Administration (“FDA”) or comparable authorities in other jurisdictions. Certain of Kenvue’s products that are named in this prospectus are regulated by the FDA as drugs, cosmetics or medical devices. For additional information about the regulation of these products, see “Business—Government Regulations—Drug Products,” “Business—Government Regulations—Cosmetics” and “Business—Government Regulation—Medical Devices.”
Trademarks, Trade Names and Service Marks
The trademarks, trade names and service marks of Kenvue appearing in this prospectus are, as applicable, Kenvue’s property or licensed to Kenvue. The name and mark, Johnson & Johnson, and other trademarks, trade names and service marks of Johnson & Johnson appearing in this prospectus are the property of Johnson & Johnson. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the “®”, “™” or “℠” symbols, but such references are not intended to indicate, in any way, that Kenvue will not assert, to the fullest extent possible under applicable law, its rights or the rights of the applicable licensor to these trademarks, trade names and service marks. This prospectus also contains additional trademarks, trade names and service marks belonging to other parties. Kenvue does not intend its use or display of these other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of Kenvue by, such other parties.
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CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and reflect management’s assumptions, views, plans, objectives, and projections about the future. Forward-looking statements may be identified by the use of words such as “plans,” “expects,” “will,” “anticipates,” “estimates”, and other words of similar meaning in conjunction with, among other things: discussions of future operations; expected operating results and financial performance; impact of planned acquisitions and dispositions; our strategy for growth; product development activities; regulatory approvals; market position; expenditures; and the effects of the Separation (as defined below), on our business.
Because forward-looking statements are based on current beliefs, expectations, and assumptions regarding future events, they are subject to risks, uncertainties, and changes that are difficult to predict and many of which are outside of our control. You should realize that if underlying assumptions prove inaccurate, or known or unknown risks or uncertainties materialize, our actual results and financial condition could vary materially from expectations and projections expressed or implied in our forward-looking statements. Risks and uncertainties include but are not limited to:
•Our ability to expand globally, implement our digital-first approach and respond appropriately to competitive pressure, including pressure from private-label brands and generic non-branded products, market trends, and customer and consumer preferences;
•The impact of negative publicity and failed marketing efforts;
•The rapidly changing retail landscape, including our dependence on key retailers, policies of our retail trade customers, the emergence of e-commerce and other alternative retail channels, and challenges with innovation and research and development;
•Our ability to achieve the expected benefits of the Separation and related transactions;
•Restrictions on our business, potential tax and indemnification liabilities and substantial charges in connection with the Separation and related transactions;
•The potential that the expected benefits and opportunities from any planned or completed acquisition or divestiture may not be realized or may take longer to realize than expected;
•Our ability to establish, maintain, protect, and enforce intellectual property rights, as well as address the threats of counterfeit products, infringement of our intellectual property, and other unauthorized versions of our products;
•Allegations that our products infringe the intellectual property rights of third parties;
•Difficulties and delays in manufacturing, internally or within the supply chain, that may lead to business interruptions, product shortages, withdrawals or suspensions of products from the market, and potential regulatory action;
•Our reliance on third-party relationships, global supply chains, and production and distribution processes, which may adversely affect supply, sourcing, and pricing of materials used in our products, and impact our ability to forecast product demand;
•Interruptions and breaches of our information technology systems or those of a third party;
•The potential for labor disputes, strikes, work stoppages, and similar labor relations matters, and the impact of minimum wage increases;
•Our ability to attract and retain talented, highly skilled employees and a diverse workforce, and to implement succession plans for our senior management;

•Climate change, extreme weather, and natural disasters, or legal, regulatory or market measures to address climate change;
•The impact of increasing scrutiny and rapidly evolving expectations from stakeholders regarding environmental, social, and governance matters;
•The potential for insurance to be unavailable or insufficient to cover losses we may incur;
•Product reliability, safety, and efficacy concerns, whether or not based on scientific or factual evidence, potentially resulting in governmental investigations, regulatory action (including the shutdown of manufacturing facilities), private claims and lawsuits, significant remediation and related costs, safety alerts, product shortages, declining sales, reputational damage, and share price impact;
•Legal proceedings related to talc or talc-containing products, such as Johnson’s Baby Powder, sold outside the United States and Canada and other risks and uncertainties related to talc or talc-containing products, including Johnson & Johnson’s ability to fully satisfy its obligation to indemnify us in the United States and Canada for the Talc-Related Liabilities (as defined below);
•The impact of legal proceedings and the uncertainty of their outcome, whether or not we believe they have merit;
•Changes to applicable laws, regulations, policies, and related interpretations;
•Changes in tax laws and regulations, increased audit scrutiny by tax authorities and exposures to additional tax liabilities potentially in excess of existing reserves;
•The impact of inflation and fluctuations in interest rates and currency exchange rates;
•Potential changes in export/import and trade laws, regulations, and policies;
•The impact of a natural disaster, catastrophe, epidemic, pandemic, including COVID-19, global tension, including armed conflict such as the ongoing military conflict between Russia and Ukraine, or other event;
•The impact of impairment of our goodwill and other intangible assets;
•Our ability to maintain satisfactory credit ratings;
•Failure of our rebranding efforts in connection with the Separation to achieve market acceptance, and the impact of our continued use of legacy Johnson & Johnson branding, including the “Johnson’s” brand; and
•Our substantial indebtedness, including the restrictions and covenants in our debt agreements.
Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found under the section entitled “Risk Factors” in this prospectus. You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. We do not undertake to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

WHERE YOU CAN FIND MORE INFORMATION
We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may access this information on the SEC’s website, which contains reports, proxy statements and other information that we file electronically with the SEC. The address of that website is www.sec.gov. You may also consult our website for more information about Kenvue. Our website is www.kenvue.com. Information included on this website is not incorporated by reference into this prospectus.

PROSPECTUS SUMMARY
This summary highlights information included elsewhere in this prospectus and does not contain all of the information you should consider before making an investment decision to participate in the Exchange Offers. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Cautionary Statement Concerning Forward-Looking Statements,” “Unaudited Pro Forma Condensed Combined Financial Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as our audited combined financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus, before making an investment decision to participate in the Exchange Offers.
Our Company
Kenvue is the world’s largest pure-play consumer health company by revenue with $15.0 billion in net sales in 2022. Kenvue combines the power of science with meaningful human insights and digital-first capabilities. Kenvue’s differentiated portfolio of iconic brands—including Tylenol, Neutrogena, Listerine, Johnson’s, BANDAID ® brand, Aveeno, Zyrtec and Nicorette—is built for moments that uniquely matter to its consumers.
Our IPO and Related Transactions
In November 2021, Johnson & Johnson announced its intention to separate its Consumer Health segment (the “Consumer Health Business”) into a new, publicly traded company (the “Separation”). Kenvue was incorporated in Delaware on February 23, 2022 in connection with the Separation and was formed to ultimately hold, directly or indirectly, and conducted certain operational activities in anticipation of the planned separation of, the Consumer Health Business. Prior to the Kenvue IPO (as defined below), Kenvue was wholly owned by Johnson & Johnson and primarily represented the Consumer Health Business. Kenvue also included certain other product lines previously reported in another segment of Johnson & Johnson. On April 4, 2023, in connection with the Separation, Johnson & Johnson completed in all material respects the transfer of the assets and liabilities of the Consumer Health Business to Kenvue and its subsidiaries, other than the transfer of assets and liabilities in certain jurisdictions where Kenvue and Johnson & Johnson have deferred the transfer of such assets and assumption of liabilities and other immaterial assets (such transfer, the “Consumer Health Business Transfer”).
On May 8, 2023, the initial public offering of common stock, par value $0.01 (“Kenvue Common Stock”), of Kenvue (the “Kenvue IPO”) was completed through the sale of 198,734,444 shares of Kenvue Common Stock, including the underwriters’ full exercise of their option to purchase 25,921,884 shares to cover over-allotments, at an initial public offering price of $22 per share for net proceeds of $4.2 billion after deducting underwriting discounts and commissions of $131 million. As of the closing of the Kenvue IPO, there were 1,914,894,444 shares of Kenvue Common Stock outstanding and Johnson & Johnson owned 1,716,160,000 shares of Kenvue Common Stock, or approximately 89.6% of the total outstanding shares of Kenvue Common Stock.
On August 23, 2023, Johnson & Johnson completed the disposition of 1,533,830,450 shares of Kenvue Common Stock, approximately 80.1% of the outstanding common stock of Kenvue, through an exchange offer pursuant to which it transferred Kenvue Common Stock to its shareholders in exchange for shares of common stock of Johnson & Johnson. We refer to this transaction in this prospectus as the “Split-Off.” Following the completion of the Split-Off, Johnson & Johnson continues to own approximately 9.5% of the outstanding common stock of Kenvue.
Additionally, in connection with the Separation, Kenvue entered into the Separation Agreement and various other agreements with Johnson & Johnson for the purpose of effecting the Separation. These agreements provide a framework for Kenvue’s relationship with Johnson & Johnson and govern various interim and ongoing relationships between Kenvue and Johnson & Johnson that follow the completion of the Kenvue IPO and the Split-Off. These agreements between Kenvue and Johnson & Johnson are further described in “Certain Relationships and Related Party Transactions —Agreements Entered into in Connection with the Separation.”

Corporate Information
Kenvue Inc. was incorporated in Delaware on February 23, 2022. Our principal executive offices are located at 199 Grandview Road, Skillman, NJ 08558, and our telephone number is (908) 874-1200. Our website address is www.kenvue.com. The information contained on, or that can be accessed through, our website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in making an investment decision to participate in the Exchange Offers. We have included our website address only as an inactive textual reference and do not intend it to be an active link to our website.

The Exchange Offers
The following summary contains basic information about the Exchange Offers. It does not contain all of the information that may be important to you. For a more complete description of the terms of the Exchange Offers, see “The Exchange Offers.”

The Exchange Offers
We are offering, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letters of transmittal, to exchange:
•up to $750,000,000 aggregate principal amount of the 2025 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2025 Original Notes;
•up to $750,000,000 aggregate principal amount of the 2026 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2026 Original Notes;
•up to $1,000,000,000 aggregate principal amount of the 2028 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2028 Original Notes;
•up to $1,000,000,000 aggregate principal amount of the 2030 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2030 Original Notes;
•up to $1,250,000,000 aggregate principal amount of the 2033 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2033 Original Notes;
•up to $750,000,000 aggregate principal amount of the 2043 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2043 Original Notes;
•up to $1,500,000,000 aggregate principal amount of the 2053 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2053 Original Notes; and
•up to $750,000,000 aggregate principal amount of the 2063 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2063 Original Notes.

To exchange your Original Notes, you must properly tender them, and we must accept them. We will accept and exchange all Original Notes that you validly tender and do not validly withdraw prior to the expiration of the Exchange Offers. We will issue registered Exchange Notes promptly after the expiration of the Exchange Offers.

Resale of Exchange Notes
Based on interpretations by the staff of the SEC as detailed in a series of no-action letters issued to third parties, we believe that, as long as you are not a broker-dealer, the Exchange Notes offered in the Exchange Offers may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery requirements of the Securities Act as long as:
•you are acquiring the Exchange Notes in the ordinary course of your business;
•you are not participating, do not intend to participate in and have no arrangement or understanding with any person to participate in a “distribution” of the Exchange Notes; and
•you are not an “affiliate” of ours within the meaning of Rule 405 of the Securities Act.
If any of these conditions is not satisfied and you transfer any Exchange Notes issued to you in the Exchange Offers without delivering a proper prospectus or without qualifying for a registration exemption, you may incur liability under the Securities Act. Moreover, our belief that transfers of Exchange Notes would be permitted without registration or prospectus delivery under the conditions described above is based on SEC interpretations given to other, unrelated issuers in similar Exchange Offers. We cannot assure you that the SEC would make a similar interpretation with respect to our Exchange Offers. We will not be responsible for or indemnify you against any liability you may incur under the Securities Act.
Any broker-dealer that acquires Exchange Notes for its own account in exchange for Original Notes must represent that the Original Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the Exchange Notes. However, by so acknowledging and by delivering a prospectus, such participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. During the period ending 90 days after the effective date of the registration statement, of which this prospectus forms a part, a participating broker-dealer may use this prospectus for an offer to sell, a resale or other retransfer of Exchange Notes received in exchange for Original Notes which it acquired through market-making activities or other trading activities.

Expiration Date	The Exchange Offers will expire at 5:00 p.m., New York City time, on October 17, 2023, unless we extend the expiration date.

Accrued Interest on the Exchange Notes and the Original Notes
The Exchange Notes will bear interest from the most recent date to which interest has been paid on the Original Notes. If your Original Notes are accepted for exchange, then you will receive interest on the Exchange Notes and not on the Original Notes. Any Original Notes not tendered will remain outstanding and continue to accrue interest according to their terms.

Conditions
The Exchange Offers are subject to customary conditions, which we may waive. The Exchange Offers are not conditioned upon the tender of any minimum principal amount of outstanding Original Notes. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Original Notes
Each holder of Original Notes that wishes to tender their Original Notes must either:
•properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed in this prospectus on or before the expiration date; or
•if the Original Notes are tendered under the book-entry transfer procedures, transmit an “agent’s message” from DTCC to the exchange agent at the address listed in this prospectus on or before the expiration date.
Each holder of Original Notes that tenders their Original Notes in the Exchange Offers must represent to us that the following are true:
•any Exchange Notes that the holder receives will be acquired in the ordinary course of its business;
•the holder has no arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes;
•the holder is not an “affiliate” of us within the meaning of Rule 405 of the Securities Act; and
•if the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Original Notes that were acquired as a result of market-making or other trading activities, then such holder will deliver a prospectus in connection with any resale of the Exchange Notes.
Kenvue has not provided guaranteed delivery procedures in connection with the Exchange Offers.

Special Procedures for Beneficial Owners
If you beneficially own Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned Original Notes in the Exchange Offers, you should contact the registered holder promptly and instruct it to tender the Original Notes on your behalf and comply with the instructions set forth in this prospectus and the letter of transmittal.

Withdrawal Rights	You may withdraw your tender of Original Notes under the Exchange Offers at any time before the applicable Exchange Offer expires. Any withdrawal must be in accordance with the procedures described in “The Exchange Offers—Withdrawal Rights.”

Consequences of Failure to Exchange Original Notes
Any Original Notes not tendered in the Exchange Offers will remain outstanding and continue to be subject to all the terms and conditions specified in the indenture, including transfer restrictions, but will not retain any rights under the registration rights agreement (including the right to earn additional interest relating to our registration obligations) after the consummation of the Exchange Offers. Except in limited circumstances with respect to specific types of holders of Original Notes, we will have no further obligation to provide for the registration under the Securities Act of such Original Notes. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.
Any trading market for the Original Notes could be adversely affected if some but not all of the Original Notes are tendered and accepted in the Exchange Offers.

Accounting Treatment
The Exchange Notes will be recorded at the same carrying value as the Original Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will recognize no gain or loss for accounting purposes upon the closing of the Exchange Offers. Expenses of the Exchange Offers will amortize over the term of the Exchange Notes.

Material U.S. Federal Income Tax Consequences	Your exchange of Original Notes for Exchange Notes will not be treated as a taxable event for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the Exchange Offers or the issuance of the Exchange Notes.

Exchange Agent
Deutsche Bank Trust Company Americas is serving as the exchange agent in connection with the Exchange Offers. The address and telephone number of the exchange agent is set forth under “The Exchange Offers—Exchange Agent.”

The Exchange Notes
The terms of each series of Exchange Notes are substantially identical to the terms of the applicable series of Original Notes, except (i) the Exchange Notes are registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the Original Notes do not apply to the Exchange Notes, and (iii) the Exchange Notes will not contain provisions relating to additional interest relating to our registration obligations. Each series of Exchange Notes will evidence the same debt as the corresponding series of Original Notes and will be issued under the same Indenture as the corresponding series of Original Notes.
The following summary contains basic information about the Exchange Notes and is not intended to be complete. It does not contain all the information that is important to you. For a more complete understanding of the Exchange Notes, please read “Description of the Exchange Notes.”

Issuer	Kenvue Inc.
Exchange Notes Offered	$750,000,000 aggregate principal amount of 2025 Exchange Notes.
$750,000,000 aggregate principal amount of 2026 Exchange Notes.
$1,000,000,000 aggregate principal amount of 2028 Exchange Notes.
$1,000,000,000 aggregate principal amount of 2030 Exchange Notes.
$1,250,000,000 aggregate principal amount of 2033 Exchange Notes.
$750,000,000 aggregate principal amount of 2043 Exchange Notes.
$1,500,000,000 aggregate principal amount of 2053 Exchange Notes.
$750,000,000 aggregate principal amount of 2063 Exchange Notes.

Maturity	March 22, 2025 for the 2025 Exchange Notes.
March 22, 2026 for the 2026 Exchange Notes.
March 22, 2028 for the 2028 Exchange Notes.
March 22, 2030 for the 2030 Exchange Notes.
March 22, 2033 for the 2033 Exchange Notes.
March 22, 2043 for the 2043 Exchange Notes.
March 22, 2053 for the 2053 Exchange Notes.
March 22, 2063 for the 2063 Exchange Notes.

Interest Rate	5.500% for the 2025 Exchange Notes.
5.350% for the 2026 Exchange Notes.
5.050% for the 2028 Exchange Notes.
5.000% for the 2030 Exchange Notes.
4.900% for the 2033 Exchange Notes.
5.100% for the 2043 Exchange Notes.
5.050% for the 2053 Exchange Notes.
5.200% for the 2063 Exchange Notes.

Interest Payment Dates	March 22 and September 22 of each year. Interest will accrue from the most recent date to which interest on the Original Notes has been paid.

Ranking
The Exchange Notes will be our senior unsecured obligations and will:
•rank equally in right of payment with all of our existing and future senior unsecured indebtedness, liabilities and obligations;
•rank senior in right of payment to all of our future indebtedness that is subordinated to the Exchange Notes;
•be effectively subordinated in right of payment to all of our future secured indebtedness, to the extent of the value of the assets securing such indebtedness; and
•be structurally subordinated in right of payment to all existing and future indebtedness, liabilities and other obligations of our subsidiaries.

Optional Redemption	We may redeem any series of Exchange Notes, in whole or in part, at our option, at any time and from time to time, at an applicable redemption price calculated as set forth under “Description of the Exchange Notes—Optional redemption.”

Certain Covenants	The Indenture governing the Exchange Notes contains covenants that, among other things, limit our ability and the ability of certain of our subsidiaries to create liens and enter into sale leaseback transactions and limit our ability to merge or consolidate with or into another person or to sell, lease or convey all or substantially all of our assets. However, the Indenture governing the Exchange Notes will not limit our ability to incur additional indebtedness that is unsecured. See “Description of the Exchange Notes—Certain covenants.”

No Public Market	The Exchange Notes are new securities and there are currently no established trading markets for the Exchange Notes. As a result, liquid markets for the Exchange Notes may not be available if you try to sell your Exchange Notes. We do not intend to apply for listing of the Exchange Notes on any securities exchange.

Form and Denominations	Each series of Exchange Notes will be issued in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Notes will be book-entry only and registered in the name of a nominee of The Depository Trust Company (“DTCC”).

Governing Law	The Indenture is, and the Exchange Notes will be, governed by, and construed in accordance with, the laws of the State of New York.

Trustee	Deutsche Bank Trust Company Americas.

Risk Factors	You should carefully consider the information set forth in this prospectus under “Risk Factors” in deciding whether to participate in the Exchange Offers.

Summary Historical and Unaudited Pro Forma Financial Data
The following table sets forth Kenvue’s selected historical and pro forma financial data for the periods indicated.
The selected historical combined financial data for the fiscal years ended January 1, 2023, January 2, 2022 and January 3, 2021 and as of January 1, 2023 and January 2, 2022 have been derived from Kenvue’s audited combined financial statements included elsewhere in this prospectus. The selected historical condensed consolidated financial data for the fiscal six-month periods ended July 2, 2023 and July 3, 2022 and as of July 2, 2023 presented below have been derived from Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. Kenvue’s management believes the interim financial statements include all normal and recurring adjustments that are considered necessary for the fair statement of the results for the interim periods.
Prior to the completion of Kenvue’s IPO, Kenvue operated as part of Johnson & Johnson and not as a separate, publicly traded company. Kenvue’s audited combined financial statements have been derived from Johnson & Johnson’s historical accounting records and are presented on a carve-out basis. All sales and costs as well as assets and liabilities directly associated with Kenvue’s business activity are included as a component of the combined financial statements. The combined financial statements also include allocations of certain general, administrative, sales and marketing expenses and cost of sales from Johnson & Johnson’s corporate office and from other Johnson & Johnson businesses to Kenvue and allocations of related assets, liabilities, and Johnson & Johnson’s net investment in the Consumer Health Business, as applicable. The allocations have been determined on a reasonable basis; however, the amounts are not necessarily representative of the amounts that would have been reflected in the combined financial statements had Kenvue been an entity that operated separately from Johnson & Johnson during the periods presented.
The selected unaudited pro forma condensed consolidated statements of operations data for the fiscal six-month period ended July 2, 2023 and the fiscal year ended January 1, 2023 presented below have been derived from Kenvue’s unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The unaudited pro forma information set forth below reflects Kenvue’s historical audited combined and unaudited condensed consolidated financial information, as adjusted to give effect to the following transactions, which are referred to, collectively, as the “Transactions”:
•the Separation;
•the Kenvue IPO and the use of the proceeds therefrom;
•the issuance of the Original Notes (the “Original Notes Offering”) and issuance of $1.25 billion under Kenvue’s commercial paper program (collectively, the “Debt Financing Transactions”) and the use of the proceeds therefrom; and
•the Split-Off.
The unaudited pro forma information is illustrative and not intended to represent what Kenvue’s results of operations or financial position would have been had the Transactions occurred on the dates indicated or to project Kenvue’s results of operations or financial position for any future period. For an understanding of the pro forma financial statements that give pro forma effect to the Transactions, see “Unaudited Pro Forma Condensed Consolidated Statement of Operations” included elsewhere in this prospectus.
The unaudited pro forma condensed consolidated statements of operations for the fiscal six-month period ended July 2, 2023 and the fiscal year ended January 1, 2023 give effect to the Transactions, as if they each had occurred on January 3, 2022.
The financial statements included in this prospectus may not be indicative of Kenvue’s future performance and do not necessarily reflect what Kenvue’s financial position and results of operations would have been had Kenvue operated as an independent, publicly traded company for the entirety of the periods presented, including changes that occurred and will occur in Kenvue’s operations and capital structure as a result of the Transactions. You should read the information set forth below together with “Unaudited Pro Forma Condensed Consolidated Statement of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Kenvue’s audited annual combined financial statements and the related notes thereto and unaudited condensed consolidated financial statements and the related notes thereto included elsewhere in this prospectus ($ in millions, except per share data).
Summary Statement of Operations Data

	Fiscal Six Months Ended			Fiscal Year
	Pro Forma	Historical		Pro Forma	Historical
(In Millions, except per share data)	July 2, 2023	July 2, 2023	July 3, 2022	2022	2022	2021	2020
Net sales	$7,863	$7,863	$7,394	$14,950	$14,950	$15,054	$14,467
Cost of sales	3,530	3,513	3,280	6,730	6,665	6,635	6,619
Gross Profit	4,333	4,350	4,114	8,220	8,285	8,419	7,848
Selling, general, and administrative expenses	3,012	3,024	2,725	5,767	5,633	5,484	4,956
Other (income) expense, net, operating	(16)	(16)	8	(23)	(23)	15	3,871
Operating income (loss)	1,337	1,342	1,381	2,476	2,675	2,920	(979)
Other expense (income), net	67	40	(6)	569	38	(5)	37
Interest expense, net	156	54	—
Income (loss) before taxes	1,114	1,248	1,387	1,907	2,637	2,925	(1,016)
Provision (benefit) for taxes	485	488	255	454	550	894	(137)
Net income (loss)	$629	$760	$1,132	$1,453	$2,087	$2,031	$(879)
Basic and diluted income per common share	0.33	0.43	0.66	0.76	1.22
Weighted average number of common shares outstanding - basic and diluted(1)	1,915	1,777	1,716	1,915	1,716
_______________
(1)The weighted average number of shares of Kenvue Common Stock outstanding does not take into account the dilutive effect of the 69,438,910 shares of Kenvue Common Stock that may be issued pursuant to Converted Awards (as defined below) converted following the completion of the Split-Off. Kenvue expects to incur incremental stock compensation costs in connection with the Converted Awards and any equity awards issued to Kenvue employees after the Distribution. However, no adjustment has been made to the unaudited pro forma condensed consolidated statement of operations for such costs as the related calculation is dependent on several factors that are still being finalized and cannot be reasonably estimated at this time.

Summary Balance Sheet Data

	Historical	Historical
	As of	As of
(Dollars in Millions)	July 2, 2023	January 1, 2023	January 2, 2022
Total assets	$27,542	$27,316	$27,929
Total liabilities	16,502	7,295	7,530
Total equity	11,040	20,021	20,399

Summary of Risk Factors
The following list contains a summary of some, but not all, of the risks that may prevent Kenvue from achieving Kenvue’s business objectives or otherwise adversely affect Kenvue’s business, results of operations or financial condition. You should consider the risks listed below and other risks, which are discussed in more detail in the section of this prospectus entitled “Risk Factors.”
Risks Related to Kenvue’s Business, Industry and Operations
•Damage to Kenvue’s reputation and the reputation of its brands, including as a result of negative publicity, could impact its brand loyalty with consumers, customers and third-party partners.
•Kenvue faces substantial competitive pressures, including from multinational corporations, smaller regional companies, private-label brands and generic non-branded products, in each of its business segments and product lines and across all geographic markets in which it operates.
•Some of Kenvue’s products that currently hold leading market share positions may nonetheless possess relatively small shares of their overall product market.
•Whether Kenvue can both innovate successfully and anticipate, understand and respond appropriately to market trends, rapidly changing consumer and customer preferences and shifting demand for its products.
•Kenvue’s marketing efforts may be costly and inefficient, and may not successfully defend, maintain or improve its reputation, brands or market share positions in existing or new markets.
•Expanding Kenvue’s global operations requires significant resources and expenses, and Kenvue may not succeed due to various commercial, operational and legal challenges associated with conducting business globally.
•Kenvue may face challenges in implementing its digital-first strategy across all aspects of its operations, and its digital-first strategy may lead Kenvue to pursue new offerings that are outside of its historical competencies and expose Kenvue to digital-related risks.
•The rapidly changing retail landscape, including Kenvue’s increasing dependence on key retail trade customers in developed markets, changes in the policies of Kenvue’s retail trade customers and the emergence of e-commerce and other alternative retail channels.
•The failure to realize the intended benefits of acquisitions and divestitures Kenvue has pursued or may pursue.
•The threats of counterfeit products, infringement of Kenvue’s intellectual property and other unauthorized versions of its products, which pose a risk to consumer health and safety and could damage Kenvue’s reputation.
•Kenvue’s reliance on third parties in many aspects of its business, including to manufacture products, inherently involves a lesser degree of control over business operations, compliance matters and ESG practices.
•Disruptions to Kenvue’s manufacturing operations, supplier operations and distribution operations, which could result in product shortages, declining sales, reputational damage and significant costs.
•Inflationary pressures and related volatility in the cost or availability of raw materials and other inputs for Kenvue’s products, including due to the COVID-19 pandemic and other adverse economic or market conditions.
•Information security incidents, including cybersecurity breaches, and failure of information technology systems operated by Kenvue or a third party, which could result in reputational damage and significant costs.
•Kenvue’s ability to attract and retain a skilled and diverse workforce and to implement succession plans for its senior management.
Risks Related to Government Regulation, Legal Proceedings and Financial and Economic Market Conditions
•Kenvue’s ability to comply with a broad range of laws and regulations, and other requirements imposed by stakeholders, in the United States and around the world, including rapidly evolving requirements related to climate change, ESG, privacy, data protection, anti-corruption and human rights matters.
•Kenvue is, and could become, subject to legal proceedings and regulatory investigations that may result in significant expenses, liabilities (potentially in excess of accruals) and reputational damage.
•Concerns about the reliability, safety and efficacy of Kenvue’s products and their ingredients, which have resulted and could in the future result in litigation, including personal injury or class action litigation, regulatory action, reputational damage, product recalls, product reformulations or product withdrawals.

•Legal proceedings related to talc or talc-containing products, such as Johnson’s Baby Powder, sold outside the United States and Canada (pursuant to the Separation Agreement, Johnson & Johnson has retained talc-related liabilities for products sold in the United States and Canada), including personal injury claims alleging that talc causes cancer, and other risks and uncertainties related to Kenvue’s historic or current sale of talc or talc-containing products (talc-based Johnson’s Baby Powder will be discontinued globally in 2023).
•Kenvue’s ability to successfully establish, maintain, protect and enforce intellectual property rights that are, in the aggregate, material to its business, and its ability to successfully avoid violation of the intellectual property rights of others.
•Risks associated with conducting business globally, including foreign currency risks and impacts on Kenvue’s business related to the ongoing military conflict between Russia and Ukraine (the “Russia-Ukraine War”) as well as possible future conflicts, geopolitical events or adverse global economic or market conditions.
Risks Related to Kenvue’s Relationship with Johnson & Johnson
•Kenvue’s historical and pro forma financial information may not necessarily reflect the results that Kenvue would have achieved as an independent, publicly traded company or what Kenvue’s results may be in the future.
•Kenvue may not achieve some or all of the expected benefits of the Separation, including because Kenvue’s business will experience a loss of corporate brand identity, historical market reputation, economies of scale, purchasing power and access to certain resources from which Kenvue benefited as part of Johnson & Johnson.
•The failure to realize the intended benefits of Kenvue’s rebranding strategy in connection with the Separation and Kenvue’s continued use of legacy Johnson & Johnson branding, including ongoing use of the “Johnson’s” brand.
•The transfer of certain assets, liabilities and contracts from Johnson & Johnson to Kenvue contemplated by the Separation may be significantly delayed or not occur at all.
•Kenvue may not be able to replace necessary manufacturing operations, systems and services when the transition services agreement and the transition manufacturing agreement Kenvue has entered into with Johnson & Johnson in connection with the Separation expire or otherwise terminate.
•Certain of Kenvue’s executive officers and directors may have actual or potential conflicts of interest due to their equity interest in Johnson & Johnson, and certain of Johnson & Johnson’s current executive officers continue to serve as Kenvue’s directors, which may create conflicts of interest or the appearance thereof.
•Kenvue may incur indemnification obligations to Johnson & Johnson, including for potentially uncapped amounts, for certain liabilities relating to its business activities, whether incurred prior to or following the Separation.
•In connection with the Separation, Johnson & Johnson has agreed to indemnify Kenvue for certain liabilities, including talc-related liabilities for products sold in the United States and Canada, but such indemnity may not be sufficient to protect Kenvue against the full amount of such liabilities or Johnson & Johnson may be unable to satisfy its indemnification obligations.
Risks Related to the Exchange Offers and the Exchange Notes
•If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid, and your ability to sell your Original Notes may be significantly more limited.
•Kenvue will not accept your Original Notes for exchange if you fail to follow the procedures for the Exchange Offers.
•There are currently no markets for the Exchange Notes, and active trading markets may not develop for the Exchange Notes.
•Kenvue has debt obligations that could adversely affect Kenvue’s business, results of operations or financial condition.
•The Exchange Notes will be unsecured and therefore will be effectively subordinated to any future secured debt Kenvue may incur.
•There are limited covenants in the Indenture governing the Exchange Notes.
•Kenvue is a holding company and its only material assets are its equity interests in its subsidiaries. Kenvue depends on the ability of its subsidiaries to pay dividends and make other payments and distributions to Kenvue in order to meet its obligations under the Exchange Notes.

RISK FACTORS
You should carefully consider the risks factors described below and all of the information contained in this prospectus before making a decision on whether or not to participate in the Exchange Offers. The occurrence of the events described herein and therein could have a material adverse effect on Kenvue’s business, results of operations or financial condition. In addition, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical or other factors could have material adverse effects on Kenvue’s businesses, results of operations or financial conditions. See “Cautionary Statement Concerning Forward-Looking Statements.”
Risks Related to Kenvue’s Business and Industry
Kenvue’s brands are critical to its success, and damage to Kenvue’s reputation or brands could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue’s ability to compete successfully depends on the strength of its brands. The vast majority of Kenvue’s net sales are derived from products bearing proprietary trademarks and trade names, and these trademarks and trade names convey that the products Kenvue sells are “brand name” products. Developing and maintaining the reputation of Kenvue’s brands is a critical component of Kenvue’s relationship with consumers, customers, manufacturers, suppliers, distributors and other third-party partners, including healthcare professionals, influencers and other individuals with whom Kenvue has relationships. Kenvue believes consumers, customers and third-party partners value and trust the reputation, reliability and status of its brands and the quality, performance and functionality of its products. As a result, Kenvue devotes significant time and resources to programs designed to grow, protect and preserve its brands. However, these efforts may not be successful, and failure to maintain the value of Kenvue’s brands could impact its brand loyalty with consumers, customers and third-party partners and otherwise adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue’s reputation and brands have in the past been, and could in the future be, damaged by negative publicity, whether or not valid. Negative publicity could relate to Kenvue or its brands, products, supply chain, ingredients, packaging, ESG practices, employees or any other aspect of its business. Kenvue could experience negative publicity for a variety of reasons, including as a result of product safety issues, threatened or pending legal or regulatory proceedings, product claims, advertising and promotional practices, ESG practices (including as they relate to environmental impacts, such as deforestation, packaging, plastic use, energy use, water use and waste management, or labor conditions and practices, such as diversity, equity and inclusion matters), other sustainability or policy issues (which may be raised by consumer advocacy groups, third-party interest groups, investors, employees or other stakeholders), ingredient sourcing (such as certain sources of palm oil), counterfeiting incidents or cybersecurity incidents. Negative publicity that damages one of Kenvue’s brands could be compounded by having an adverse effect on its other brands or the company as a whole.
Kenvue’s reputation or brands could also be adversely affected by negative publicity related to Kenvue’s industry, competitors, competitors’ products, customers or Kenvue’s third-party partners, including healthcare professionals, influencers and other individuals with whom Kenvue has relationships, even if the publicity is not directly related to Kenvue or its brands and even if the publicity is not accurate. Kenvue’s reputation or brands could be adversely affected if Kenvue’s customers, manufacturers, suppliers, distributors and other third-party partners fail to maintain high ethical, social, environmental, health and safety standards, fail to comply with local laws and regulations or become subject to other negative events or adverse publicity. These third parties may also enter into relationships with or be acquired by other third parties whose values, business practices or reputation expose Kenvue to the risk of adverse publicity and damage to Kenvue’s existing relationships by association. While Kenvue has policies and procedures in place for managing third-party relationships, it may not be possible to fully ensure that third parties adhere to the same standards and values that Kenvue does or to replace third-party partners in a timely or cost-effective manner. See “—Risks Related to Kenvue’s Operations—Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.”
In addition, widespread use of digital and social media platforms around the world has greatly increased the accessibility of information and the speed with which it is disseminated, which has made, and likely will continue to make, maintaining Kenvue’s reputation and brands more challenging. For example, information or misinformation about Kenvue, its brands or products may quickly spread to a large and global audience before Kenvue has an opportunity for redress or correction. Alternatively, Kenvue’s employees may knowingly or inadvertently use digital or social media platforms in ways that may not be aligned with Kenvue’s digital or social media strategy and could damage Kenvue’s reputation or brands. Damage to Kenvue’s reputation or brands could cause consumers, customers and third-party partners to lose trust in its products, requiring Kenvue to expend substantial resources to remedy the damage or otherwise adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue operates in highly competitive product markets and competitive pressures could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue faces substantial competition in each of its business segments and product lines and across all geographic markets in which it operates, and competitive pressures could adversely affect Kenvue’s business, results of operations or financial condition. Kenvue competes with companies of all sizes on the basis of numerous factors, including cost-effectiveness, product performance, real or perceived product advantages, intellectual property rights, advertising and promotional activities, sponsorship initiatives, brand recognition and loyalty, consumer convenience, pricing and geographic reach. Furthermore, Kenvue expects that the continued attractiveness of the categories and geographic markets in which Kenvue operates will encourage the entry of new competitors of all sizes, which could increase these and other competitive pressures in the future. Kenvue may be unable to anticipate the timing and scale of the threats posed by its competitors or to successfully respond to them. In addition, the cost of responding to increasingly significant and widespread competition worldwide, including management time and out-of-pocket expenses, could adversely affect Kenvue’s business, results of operations or financial condition.
Certain of Kenvue’s competitors are multinational corporations that may have greater financial, marketing, research and development or other resources than it does, as well as greater market share within certain of its categories or geographic markets. These competitors could introduce competing products more quickly, respond more effectively to changing business and economic conditions and evolving consumer preferences, outspend Kenvue on advertising and promotional activities or possess greater negotiating leverage with customers, manufacturers, suppliers, distributors and other third-party partners. In addition, Kenvue faces competition from smaller companies that often operate on a regional basis. Many of these companies have benefited from the substantial growth in e-commerce and focus extensively on DTC or other non-traditional, digital business models. Kenvue’s products also compete with retailers’ private-label brands and generic non-branded products, which are typically sold at lower prices than its branded products. See “—Increases in the availability and acceptance of private-label brands and generic non-branded products could adversely affect Kenvue’s business, results of operations or financial condition.” As Kenvue seeks to grow its business, including by introducing new product offerings as part of Kenvue’s digital-first strategy and expanding its global operations, the composition of Kenvue’s competitors could change or expand from time to time to include companies with a strong presence in a particular category or geographic market.
Some of Kenvue’s products that currently hold leading market share positions may nonetheless possess relatively small shares of their overall product market.
Although several of Kenvue’s products are currently number one or two by net sales in their respective categories and Kenvue believes it has significant brand loyalty with consumers and customers for these products, a competing product may be able to rapidly capture a significant share of the market for that product in the future. In some cases, Kenvue could have a leading market share position for a particular product but still possess a relatively small share of the overall market for that product due to the presence of many competing products. For example, in 2022, Tylenol had the number one market share position in the pain care category on a global basis, but accounted for approximately 12% of the global sales in that category, and Aveeno had the number four market share position in the body care category on a global basis, but accounted for approximately 3% of the global sales in that category. In addition, in some cases, Kenvue could have a leading market share position for a particular product but possess a substantially smaller share of the overall market for that product than the number one competitor for that product. For example, in 2022, Stayfree, Carefree and o.b. had the number two, three and five market share positions, respectively, in the sanitary protection category across the geographic markets in which Kenvue compete, but collectively accounted for fewer sales across those markets than the number one competitor in that category. Certain of Kenvue’s leading positions may also be in markets that are smaller than, or that have more limited growth prospects than, other markets in which Kenvue or its competitors have leading positions. For example, in 2022, Nicorette had the number one market share position in the smoking cessation category on a global basis, accounting for approximately 54% of the global sales in that category. At the same time, Neutrogena had the number three market share position in the facial care category on a global basis, but accounted for more global sales than Nicorette because the overall size of the smoking cessation category on a global basis is substantially smaller than the overall size of the facial care category on a global basis.
If Kenvue is unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, Kenvue’s business, results of operations or financial condition could be adversely affected.
Kenvue’s success is increasingly dependent on its ability to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences more quickly than its competitors. This requires Kenvue to effectively leverage digital technology and data analytics to gain new commercial insights and develop targeted marketing and advertising initiatives to reach consumers and customers. To maintain Kenvue’s success and increase its consumer and customer base, Kenvue must continually work to maintain and enhance the reputation of its brands, develop, manufacture and market new products with differentiated benefits, maintain and adapt to existing and emerging distribution channels, anticipate and adapt to evolving scientific knowledge and advances, successfully manage its inventories and modernize and refine its approach as to how and where Kenvue manufactures, markets and sells its products. Consumer preferences and purchasing patterns cannot be predicted with certainty and may fluctuate rapidly, facilitated by the speed with which information and opinions are shared on digital and social media platforms. For example, in recent years, there has been increasing awareness of the environmental impact and sustainability of its products, packaging and manufacturing practices. Furthermore, market trends and consumer preferences and purchasing patterns may vary by geographic region, which could present challenges for Kenvue’s brands that have global distribution footprints. If Kenvue is unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences, it may experience lower sales or increased pricing pressures, leading to excess inventory levels or lower gross margins, which could adversely affect Kenvue’s business, results of operations or financial condition.
If Kenvue’s marketing efforts are not successful, Kenvue’s business, results of operations or financial condition could be adversely affected.
Kenvue may be required to spend substantial resources on advertising and promotional activities to defend, maintain or improve its reputation, brands or market share positions or to successfully enter new markets, expand operations in existing markets or introduce new products to the marketplace. Kenvue’s business, results of operations or financial condition could be adversely affected if Kenvue is unable to maintain and promote a favorable perception of its brands and products on a cost-effective basis, or if Kenvue’s marketing initiatives or social media communications do not convey the desired message for a brand or product or Kenvue’s ability to attract consumers and customers.
Kenvue uses various media, including digital, social media and mobile communication channels, in connection with its marketing efforts. Digital, social media and mobile communication channels are becoming increasingly effective and are constantly evolving. Kenvue’s ability to effectively utilize digital, social media and mobile communication channels depends on the successful implementation of Kenvue’s digital-first strategy. See “—Kenvue may face challenges in implementing Kenvue’s digital-first strategy, which could adversely affect Kenvue’s business, results of operations or financial condition.” In addition, Kenvue’s advertising and promotional activities may become increasingly expensive, particularly as Kenvue adapts to new and evolving media platforms and communication channels. Kenvue’s competitors could spend more resources on their marketing efforts, use more efficient and effective marketing initiatives than Kenvue does or secure more effective endorsements from key opinion leaders or influencers, any of which may provide Kenvue’s competitors with a competitive advantage. Generating a meaningful return on Kenvue’s marketing efforts may become increasingly difficult, and even if Kenvue’s marketing efforts do yield increased net sales, the increase in net sales may not offset the expenses Kenvue incurs. Furthermore, if claims that are made as part of Kenvue’s advertising and promotional activities, whether they are made by Kenvue or by social media influencers or other endorsers with whom Kenvue has relationships, become subject to legal or regulatory proceedings alleging false advertising, it could damage Kenvue’s reputation or brands, cause Kenvue to alter its marketing initiatives in ways that could adversely affect its sales or result in the imposition of significant damages or other penalties against Kenvue.
An inability to successfully expand Kenvue’s global operations could adversely affect Kenvue’s business, results of operations or financial condition.
In recent years, Kenvue has grown, and it intends to continue to grow, its business by expanding its global operations. In seeking to expand Kenvue’s operations in geographic markets where it currently has a presence or to establish operations in new geographic markets where it does not currently have a presence, Kenvue expects, as it has in the past, to invest significant resources, incur significant expenses and face various challenges, including those related to compliance with market-specific laws or regulations, gaining acceptance of Kenvue’s products from consumers, customers and third-party partners, some of whom may be less familiar with Kenvue and its brands or have existing brand loyalty or other commercial relationships with Kenvue’s competitors and their brands or products, and expanding Kenvue’s sales force and other personnel in those markets. Kenvue cannot predict with certainty the extent to which its products and marketing efforts will be accepted or successful in any particular market, and it is possible that positive returns on Kenvue’s investments in a market will not be achieved for several years, or at all.
In addition, competition is likely to intensify in the geographic markets where Kenvue plans to expand its operations. Local companies based in markets outside the United States may have substantial competitive advantages because of their greater understanding of, and focus on, those local markets. Some of Kenvue’s competitors may also be able to develop and grow in certain geographic markets more quickly than Kenvue will.
Furthermore, as Kenvue continues to expand its global operations, the variety and magnitude of risks associated with conducting business around the world may increase, which could have an adverse effect on Kenvue’s business, results of operations or financial condition. See “—Risks Related to Financial and Economic Market Conditions—Kenvue faces a variety of risks associated with conducting business around the world, and these risks will increase as Kenvue continues to expand its global operations.”
Kenvue may face challenges in implementing Kenvue’s digital-first strategy, which could adversely affect Kenvue’s business, results of operations or financial condition.
Over the last several years, Kenvue has pursued a digital-first strategy across all aspects of its operations, including research and development, supply chain, go-to-market and marketing, and Kenvue intends to continue to accelerate its implementation of this strategy in the future. Effective implementation of Kenvue’s digital-first strategy, including effective integration of Kenvue’s digital and physical channels, is integral to the continued growth of Kenvue’s business, but involves significant operational changes. Successful execution of this strategy has required, and will require, significant investments in Kenvue’s digital platforms, including information technology systems, and significant development and expansion of its digital capabilities, including data science, data analytics, Artificial Intelligence, machine learning and natural language processing.
Kenvue’s pursuit of this strategy has led Kenvue in recent years to promote new services, including e-commerce and DTC services, and introduce innovative new products and connected health offerings, including the Tylenol SmartCheck Digital Ear Scope, the Nicorette QuickMist SmartTrack, the Zyrtec AllergyCast app and the Neutrogena Skin360 app, that are outside of the traditional services and products Kenvue has historically provided to its consumers and customers. Expanding Kenvue’s service and product offerings through digital initiatives will expose Kenvue to additional risks and uncertainties associated with conducting business digitally, including the speed with which technology changes, technical failures, information security or cybersecurity incidents, consumer privacy and data protection concerns, ethical concerns, changes in state tax regimes and government regulation of internet activities. See “—Risks Related to Kenvue’s Operations—An information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by Kenvue or a third party, could adversely affect Kenvue’s business, results of operations or financial condition” and “—Risks Related to Government Regulation and Legal Proceedings—A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect Kenvue’s business, results of operations or financial condition.”

Kenvue may not be able to respond appropriately to these risks and uncertainties, or Kenvue may otherwise face challenges as it continues to implement Kenvue’s digital-first strategy. If Kenvue is unable to improve its data quality and access, drive e-commerce success, enhance its precision marketing capabilities or otherwise realize the intended benefits of Kenvue’s digital-first strategy, Kenvue’s growth prospects may be hindered, which could adversely affect Kenvue’s business, results of operations or financial condition. Many of Kenvue’s competitors are also investing in digital and omnichannel strategies and could be more successful at implementing these strategies, particularly if digital operations are already among their core competencies or if they decide to invest more resources in developing and expanding their digital platforms and digital capabilities. The size and global scale of Kenvue’s business may also enable digitally native competitors to adapt to and implement digital developments and technological advancements with greater speed, agility and effectiveness. As a result of these and other factors, Kenvue may decide to adjust its focus on digital operations, or the pace at which it pursues Kenvue’s digital-first strategy, from time to time in the future, which could adversely affect Kenvue’s business, results of operations or financial condition.
The rapidly changing retail landscape, including Kenvue’s increasing dependence on key retail trade customers in developed markets, changes in the policies of Kenvue’s retail trade customers and the emergence of e-commerce and other alternative retail channels, could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue’s products are sold in a highly competitive global marketplace, which, in recent years, has experienced increased retail trade concentration, the emergence of retail buying alliances, the rapid growth of e-commerce and the integration of traditional and digital operations at key retail trade customers. For 2021 and 2020, one of Kenvue’s customers accounted for approximately 14% of its total net sales and Kenvue’s top ten customers represented approximately 43% of its total net sales. For 2022, one of Kenvue’s customers accounted for approximately 13% of its total net sales and Kenvue’s top ten customers represented approximately 42% of its total net sales. Nonetheless, as a result of these trends, Kenvue is increasingly dependent on certain large-format retail trade customers in each of its business segments and some of these retail trade customers have significant bargaining strength. Retail trade customers have used, and may continue to use, their bargaining strength as leverage to demand increased investments across a diverse platform, inclusive of data, retail media, search, higher trade discounts, logistical services or fines and promotion, which could lead to reduced sales or profitability.
Although Kenvue has formed long-term relationships with many of its key retail trade customers, Kenvue’s contracts with these customers typically have stated terms of one to three years. Accordingly, these relationships could change on short notice, and the terms of Kenvue’s future agreements with retail trade customers, including with respect to volume, pricing or the introduction of new products and services, are subject to periodic negotiation with each retail trade customer. Kenvue may not have any recourse in the event a retail trade customer no longer wants to purchase products from Kenvue or reduces the number of items it purchases from Kenvue. The loss of a key retail trade customer or a significant number of smaller retail trade customers, or a significant reduction in sales to a key retail trade customer or a significant number of smaller retail trade customers, could adversely affect Kenvue’s business, results of operations or financial condition, particularly if, as a result, Kenvue would become increasingly dependent on a single customer or a small group of customers.
Kenvue also has been, and may continue to be, negatively affected by changes in the policies or practices of its retail trade customers, such as inventory de-stocking, fulfillment requirements, limitations on access to shelf space, delisting of its products, environmental, sustainability, supply chain or packaging standards or initiatives and other conditions. For example, a determination by a key retail trade customer that any of Kenvue’s ingredients should not be used in certain products, or that Kenvue’s packaging does not comply with certain environmental, sustainability, supply chain or packaging standards or initiatives, could require Kenvue to undertake a complex, time-consuming and costly process to reformulate its products or packaging, which may lead to product shortages, declining sales, reputational damage and otherwise adversely affect Kenvue’s business, results of operations or financial condition. Moreover, the standards or initiatives established by Kenvue’s retail trade customers may conflict with one another, as has been the case with various “clean beauty” sustainability standards, which could impose additional costs on Kenvue and otherwise present challenges, particularly for Kenvue’s brands that have global or large distribution footprints.

In addition, the retail landscape in many markets continues to evolve as a result of the rapid growth of e-commerce retailers and price comparison websites, changing consumer preferences and purchasing patterns (as consumers increasingly shop online and via mobile and social applications) and the increased presence of alternative retail channels, such as subscription services and DTC businesses. These trends have accelerated in recent years, including during the COVID-19 pandemic. The rapid growth of e-commerce and the emergence of alternative retail channels have created, and may continue to create, pricing pressures for Kenvue’s retail trade customers or otherwise adversely affect Kenvue’s relationships with its retail trade customers. If Kenvue is not successful in continuing to adapt or effectively react to market trends and changes in consumer preferences and purchasing patterns, including by expanding sales through e-commerce, DTC and other alternative retail channels, Kenvue’s business, results of operations or financial condition could be adversely affected. See “—If Kenvue is unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, Kenvue’s business, results of operations or financial condition could be adversely affected.”
Significant challenges or delays in Kenvue’s innovation and development of new products and technologies could adversely affect Kenvue’s business, results of operations or financial condition.
Significant challenges or delays in Kenvue’s innovation and development of new products and technologies could adversely affect Kenvue’s business, results of operations or financial condition. Kenvue relies on continued global demand for its brands and products, which depends on the continued success of existing products, the successful identification, development and launch of innovative new and differentiated products and the expansion into adjacent categories, channels of distribution or geographies. Development of successful products and technologies is also necessary to offset the loss of sales when Kenvue’s existing products lose market share, which could occur due to various factors, such as competition and SKU rationalization. Kenvue cannot predict with certainty when or whether it will be able to develop products and technologies, or otherwise license or acquire new products and technologies, and whether they will be commercially successful. Kenvue’s ability to remain competitive within the categories in which it currently operates, enter new categories and expand into adjacent categories, channels of distribution or geographic markets depends on many factors, including whether Kenvue can successfully:
•identify, develop and fund technological innovations;
•establish, maintain, protect and enforce necessary intellectual property protection and avoid infringing on, misappropriating or otherwise violating the intellectual property rights of others;
•obtain and maintain approvals and registrations of regulated products, including from the FDA and other regulatory bodies in the United States and around the world;
•anticipate and quickly respond to the needs and preferences of consumers, customers and third-party partners; and
•differentiate Kenvue’s products from competing products by delivering efficient and effective marketing across evolving media and mobile platforms with dynamic privacy requirements.
Developing new products and technologies is a complex, time-consuming and costly process. Any new product may not generate sufficient consumer and customer interest and sales to become a profitable product or to cover the costs of Kenvue’s development and promotion. Kenvue’s ability to achieve a successful launch of a new product could also be adversely affected by preemptive actions taken by competitors in response to the launch, such as increased advertising and promotional activities with respect to competing products. In addition, new products may not be accepted quickly or significantly in the marketplace, particularly in geographic markets that are less familiar with Kenvue or its brands, including due to product and price competition or changes in consumer preferences or purchasing patterns. The success of a product can also be adversely affected by concerns about the reliability, safety or efficacy of the product or an ingredient used in the product. See “—Risks Related to Government Regulation and Legal Proceedings—Concerns about the reliability, safety or efficacy of Kenvue’s products or their ingredients could result in litigation, regulatory action, reputational damage, product recalls, product reformulations or product withdrawals, which could adversely affect Kenvue’s business, results of operations or financial condition.”

Kenvue’s ability to quickly develop new products and technologies and to adapt and market its products on an ongoing basis to meet evolving consumer and customer preferences is an essential component of Kenvue’s business strategy. Any failure to develop and launch successful new products or to adapt Kenvue’s ingredients, packaging and supply chain to meet these preferences could hinder the growth of Kenvue’s business, and any delay in the development or launch of a new product could compromise Kenvue’s competitive position and otherwise adversely affect Kenvue’s business, results of operations or financial condition. See “—If Kenvue is unable to anticipate, understand and respond appropriately to market trends and rapidly changing consumer and customer preferences in a timely manner, or at all, Kenvue’s business, results of operations or financial condition could be adversely affected.” In addition, Kenvue’s ability to develop innovative new products could be adversely affected if third parties allege that Kenvue is infringing on, misappropriating or otherwise violating their intellectual property rights. If, in the course of identifying or developing new products, Kenvue is found to have infringed the trademark, trade secret, copyright, patent or other intellectual property rights of others, directly or indirectly, through the use of third-party ideas or technologies, Kenvue’s ability to develop innovative new products could be adversely affected. Even if it is ultimately determined that Kenvue did not infringe a third party’s intellectual property rights, a claim of infringement could delay Kenvue’s launch of a new product or increase the cost of its development. See “—Risks Related to Government Regulation and Legal Proceedings—Kenvue may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as trademark or patent infringement claims, and, if it is found to have violated the intellectual property rights of others, Kenvue’s business, results of operations or financial condition could be adversely affected.”
The COVID-19 pandemic has adversely affected, and is expected to continue to adversely affect, certain aspects of Kenvue’s business, results of operations or financial condition.
Kenvue is subject to risks associated with global health crises, epidemics and pandemics, including the global outbreak of COVID-19 and its variants. The COVID-19 pandemic has adversely affected, and is expected to continue to adversely affect, certain aspects of Kenvue’s business, results of operations or financial condition, including by causing commodity scarcities and other disruptions to Kenvue’s manufacturing operations, shipping delays and other disruptions to Kenvue’s supply chain and volatility in the demand for and availability and usage of Kenvue’s products. Although sales of some of Kenvue’s products, particularly in the Self Care and Essential Health segments, have increased during the COVID-19 pandemic, sales of other products, particularly in the Skin Health and Beauty segment, have fluctuated during the COVID-19 pandemic due to lockdown-driven lost usage occasions, including as a result of the inability of consumers to purchase Kenvue’s products due to financial hardship, government actions imposing travel or movement restrictions, shifts in demand and consumption away from more discretionary or higher-priced products to lower-priced products and consumer pantry-loading activity. The COVID-19 pandemic has also caused Kenvue to modify its workplace practices from time to time, such as by temporarily instituting remote work for many of its employees. Kenvue may take further actions to modify its business practices from time to time in the future in response to the COVID-19 pandemic, or any other global health crisis, epidemic or pandemic, as may be required by governmental directives or as Kenvue may otherwise determine to be in the best interests of its employees or third-party partners. These future actions could adversely affect Kenvue’s business, results of operations or financial condition.
The extent to which the COVID-19 pandemic will continue to impact Kenvue’s future operations will depend on numerous evolving factors that cannot be predicted with certainty, including the magnitude and duration of the COVID-19 pandemic, the extent to which the COVID-19 pandemic impacts worldwide macroeconomic conditions (including interest rates, employment rates and health insurance coverage), the speed of the anticipated recovery from the COVID-19 pandemic and governmental and business reactions to the COVID-19 pandemic. Any resurgence in the spread of COVID-19 or its variants could result in the imposition of new governmental directives and the implementation of prolonged restrictive measures that could further disrupt Kenvue’s operations. Given that developments concerning the COVID-19 pandemic have been constantly evolving, additional impacts and risks may arise that are not presently known to Kenvue. As a result, future impacts of the COVID-19 pandemic on Kenvue’s business, results of operations and financial condition remain uncertain, and Kenvue continues to monitor the situation.

In addition, to the extent the COVID-19 pandemic, or any other global health crisis, epidemic or pandemic, adversely affects Kenvue’s business, results of operations or financial condition, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Kenvue has pursued, and expects to continue to pursue, acquisitions and divestitures, which expose Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue has historically expanded its operations by pursuing acquisitions of businesses, brands, assets and technologies from third parties. For example, in 2019 Kenvue acquired the Dr. Ci:Labo brand of dermocosmetic skin care products and in 2018 Kenvue acquired the Zarbee’s brand of nature-inspired wellness products. As part of Kenvue’s growth strategy, Kenvue expects to continue to pursue acquisitions of businesses, brands, assets and technologies from third parties in the future. Pursuing acquisition targets, signing and closing acquisition transactions and integrating acquired businesses, brands, assets and technologies into Kenvue’s ongoing operations involve numerous potential risks that could adversely affect Kenvue’s business, results of operations or financial condition, including:
•diverting management’s attention from other business priorities;
•receiving necessary consents, clearances and approvals in connection with a transaction, including under antitrust and competition laws, which could delay or prevent the completion of a transaction or otherwise restrict Kenvue’s ability to realize the expected financial or strategic goals of a transaction;
•successfully integrating the operations, technologies, services, products and systems of the acquired businesses, brands or assets in an effective, timely and cost-efficient manner;
•to the extent applicable, integrating operations across different cultures and languages and addressing the particular economic, currency, political and regulatory risks associated with specific countries;
•realizing the full extent of the expected benefits or synergies as a result of a transaction, within the anticipated time frame, or at all;
•successfully operating in new lines of business, categories, channels of distribution or geographic markets;
•achieving distribution expansion related to products, categories and geographic markets;
•retaining key employees, partners, suppliers and customers of the acquired business;
•conforming standards, controls, procedures and policies of the acquired business with those of Kenvue;
•developing and launching products with acquired technologies; and
•other unanticipated problems or liabilities.
Moreover, Kenvue’s acquisitions have in the past resulted in, and could in the future result in, substantial exposure to contingent liabilities, such as litigation, indemnification claims and earn-out obligations. The occurrence of these or other costs of acquisitions, such as incurrence of substantial additional debt or transaction costs or impairment of goodwill or other intangible assets, could adversely affect Kenvue’s business, results of operations or financial condition. See Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information, including with respect to indemnification claims related to over-the-counter Zantac products sold by third parties in the United States.
In addition, Kenvue has divested, and expects to continue to periodically divest in the future, businesses, brands and assets as part of ongoing efforts to refine its portfolio and redefine its strategic priorities. These divestitures may adversely affect Kenvue’s business, results of operations or financial condition if Kenvue is unable to offset the dilutive impacts from the loss of net sales associated with the divested businesses, brands or assets or otherwise achieve the anticipated benefits or cost savings from the divestitures. Furthermore, businesses, brands or assets under consideration for, or otherwise subject to, divestiture may be adversely impacted prior to completion of the divestiture, which could adversely affect Kenvue’s business, results of operations or financial condition.
For additional information about recent acquisitions and divestitures, see Note 14, “Acquisitions and Divestitures,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus.
Increases in the availability and acceptance of private-label brands and generic non-branded products could adversely affect Kenvue’s business, results of operations or financial condition.
Many of Kenvue’s products, such as its OTC products, face substantial competition from retailers’ private-label brands and generic non-branded products, which are typically sold at lower prices than branded products. For example, in the allergy care category, where Zyrtec had the number one market share on a global basis in 2022, private-label brands collectively accounted for approximately 27% of the global sales in that category. In addition, in the pain care category, where Tylenol had the number one market share on a global basis in 2022, private-label brands collectively accounted for approximately 19% of the global sales in that category.
Legislative proposals emerge from time to time in various jurisdictions that would further encourage the early and rapid approval of generic non-branded products in those jurisdictions. An increase in the availability and acceptance of private-label brands and generic non-branded products around the world could cause Kenvue to reduce the prices of some of its products to maintain sales volume, which could adversely affect the profitability and market share of those products and otherwise adversely affect Kenvue’s business, results of operations or financial condition. Although Kenvue believes that its branded products provide superior quality, performance and functionality, Kenvue cannot predict with certainty the extent to which consumers will continue to favor its branded products over private-label and generic non-branded products in the future, particularly during periods when economic or market conditions are uncertain or unfavorable.
In addition, retailers’ private-label brands and generic non-branded products may use similar packaging and trade dress as Kenvue’s proprietary packaging and trade dress, which could diminish the value of Kenvue’s proprietary rights in its branded products. Kenvue may, from time to time, decide not to enforce such proprietary rights against these retailers due, in part, to uncertainty about the outcome and its relationship with these retailers, among other factors. See “—Risks Related to Government Regulation and Legal Proceedings—The loss of any registered trademark or other rights with respect to Kenvue’s trademarks or trade names could enable other companies to compete more effectively with Kenvue and otherwise adversely affect Kenvue’s business, results of operations or financial condition.”
Counterfeit, intellectual property infringing or other unauthorized versions of Kenvue’s products, particularly in Kenvue’s OTC business, could harm consumers and adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue’s industry, including its business, continues to be challenged by the vulnerability of distribution channels to illegal counterfeiting and the presence of counterfeit, intellectual property infringing or other unauthorized products in a growing number of markets and over the internet. Kenvue has anticounterfeiting initiatives in place and works closely with government regulators and law enforcement officials to prevent and stop these activities. Nonetheless, third parties may illegally distribute and sell counterfeit, intellectual property infringing or other unauthorized versions of Kenvue’s OTC medicines or other products, which do not meet Kenvue’s rigorous manufacturing and testing standards. Counterfeit, intellectual property infringing or other unauthorized versions of Kenvue’s medicines may contain harmful substances, the wrong dose of an active pharmaceutical ingredient (“API”) or no API at all, depriving consumers of the therapeutic benefit of these medicines. However, to distributors and consumers, unauthorized versions of Kenvue’s products may be visually indistinguishable from the authentic versions and, as a result, the unauthorized versions may be sold by retailers or purchased by consumers in error. Counterfeit, intellectual property infringing or other unauthorized versions of Kenvue’s products pose a risk to consumer health and safety because of the conditions under which they are manufactured, which are often in unregulated, unlicensed, uninspected and unsanitary sites, as well as the lack of regulation of their contents. The consumption of unauthorized versions of Kenvue’s products that are inferior in quality yet believed to be genuine may, in some instances, cause consumer health and safety issues and damage Kenvue’s reputation.

Kenvue may be unable to prevent sales of counterfeit or stolen products, unauthorized resellers online or sales in violation of law or its policies, particularly as Kenvue’s sales on various e-commerce platforms grow. The internet exposes consumers to greater risk because it is a preferred vehicle for counterfeit, intellectual property infringing or other unauthorized versions of products. Counterfeit, intellectual property infringing or other unauthorized versions of Kenvue’s products could adversely affect Kenvue’s business, results of operations or financial condition by diverting Kenvue’s products from their authorized market into other channels or by being mistakenly attributed to, or impacting consumer confidence in, Kenvue’s authentic products, potentially resulting in lost sales, product recalls and an increased threat of legal or regulatory proceedings.
Risks Related to Kenvue’s Operations
Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue relies on relationships with third parties, including manufacturers, suppliers, distributors, contractors, logistics providers and other external business partners, in many aspects of its business. If Kenvue is unable to effectively manage its third-party relationships and the agreements under which its third-party partners operate, Kenvue’s business, results of operations or financial condition could be adversely affected. Furthermore, failure of these third parties to meet their obligations to Kenvue or substantial disruptions in Kenvue’s relationships with these third parties could adversely affect Kenvue’s business, results of operations or financial condition. While Kenvue has policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, compliance matters and ESG practices, thereby potentially increasing Kenvue’s reputational, legal, financial and operational risk. If Kenvue’s manufacturers, suppliers or other third-party partners fail to comply with applicable laws, regulations, safety codes, employment practices, human rights standards, quality standards, environmental standards, health and safety standards, production practices or other obligations, norms or ethical standards, Kenvue’s reputation or brands could be damaged, and Kenvue could be exposed to litigation, investigations, enforcement actions, monetary liability and additional costs that could adversely affect Kenvue’s business, results of operations or financial condition. Moreover, some of Kenvue’s third-party partners are located outside the United States, which exposes Kenvue to additional risks inherent to conducting business around the world. These risks will increase as Kenvue continues to expand Kenvue’s global operations. See “—Risks Related to Financial and Economic Market Conditions—Kenvue faces a variety of risks associated with conducting business around the world, and these risks will increase as Kenvue continues to expand its global operations.”
In particular, Kenvue partners with third parties to manufacture certain of its key products, such as Tylenol and Zyrtec. Kenvue depends on these third-party manufacturers to allocate to Kenvue a portion of their manufacturing capacity sufficient to meet Kenvue’s needs, to produce products of acceptable quality and at acceptable manufacturing yields and to deliver those products to Kenvue on a timely basis and at acceptable prices. However, these third-party manufacturers may not be able to meet Kenvue’s near-term or long-term manufacturing requirements, which could result in lost sales and otherwise adversely affect Kenvue’s business, results of operations or financial condition. Other risks associated with Kenvue’s reliance on third parties to manufacture products include reliance on third parties for regulatory compliance and quality assurance, potential misappropriation of Kenvue’s intellectual property by third parties or their employees, limited ability to manage Kenvue’s inventory, possible breach of the manufacturing agreement by the third party and the possible termination or nonrenewal of the manufacturing agreement by the third party at a time that is costly or inconvenient for Kenvue. Moreover, if any of Kenvue’s third-party manufacturers suffers any damage to its facilities, loses benefits under material agreements, experiences power outages or cybersecurity issues, encounters financial difficulties, is unable to secure necessary raw materials from its suppliers or suffers any other reduction in efficiency, Kenvue may experience significant business disruption. In the event that such a disruption occurs, Kenvue may need to seek and source other qualified third-party manufacturers, likely resulting in further delays and increased costs, which could adversely affect Kenvue’s business, results of operations or financial condition. See “—Disruptions to Kenvue’s manufacturing or supplier operations could adversely affect Kenvue’s business, results of operations or financial condition.”
In connection with the Separation, Kenvue may need to replace certain of its existing contracts with third parties and, with respect to certain contracts, including contracts related to information technology and cybersecurity matters, that are intended to be transferred, in whole or in part, from Johnson & Johnson to Kenvue, obtain consents or approvals from third parties. If Kenvue is unable to obtain these replacement contracts or required consents or approvals, or if Kenvue can only do so on less favorable terms, Kenvue’s business, results of operations or financial condition could be adversely affected. See “—Risks Related to Kenvue’s Relationship with Johnson & Johnson—The transfer of certain contracts and other assets and rights from Johnson & Johnson to Kenvue may require the consents or approvals of third parties and governmental authorities, and failure to obtain these consents or approvals could adversely affect Kenvue’s business, results of operation or financial condition.” In addition, upon expiration or termination of the Transition Services Agreement and the Transition Manufacturing Agreement that Kenvue has entered into with Johnson & Johnson in connection with the Separation, Kenvue may need to engage alternative third-party sources to provide certain manufacturing operations, systems and services that Johnson & Johnson currently provides to Kenvue, which could further increase its exposure to the risks related to reliance on third parties described in the preceding two paragraphs. See “—Risks Related to Kenvue’s Relationship with Johnson & Johnson—Johnson & Johnson may fail to perform under the Transition Manufacturing Agreement, or Kenvue may fail to have replacement manufacturing arrangements in place when the Transition Manufacturing Agreement expires” and “—Risks Related to Kenvue’s Relationship with Johnson & Johnson—Johnson & Johnson may fail to perform under the Transition Services Agreement, or Kenvue may fail to have replacement systems and services in place when the Transition Services Agreement expires.”
Disruptions to Kenvue’s manufacturing or supplier operations could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue’s ability to meet the needs of its consumers and customers depends on the proper functioning of Kenvue’s manufacturing and supplier operations. Kenvue’s manufacturing operations require the timely delivery of sufficient amounts of complex, high-quality components and materials. Interruptions or delays in Kenvue’s internal operations, or those of Kenvue’s third-party manufacturers, suppliers and logistics providers, could adversely affect Kenvue’s business, results of operations or financial condition. These disruptions could be caused by a number of factors, including regulatory action, quality control or safety issues, labor disputes or the lack of availability of qualified personnel, concentration or insolvency of manufacturers or suppliers, site-specific incidents (such as fires, explosions, flooding, power outages or site closures), natural disasters (such as hurricanes, earthquakes or other severe natural events), raw material shortages, increases in the cost of components and materials for Kenvue’s products, political unrest, terrorist attacks, cybersecurity incidents, epidemics, pandemics (such as the COVID-19 pandemic), global shipping, logistics, transport and warehousing constraints, governmental incentives and controls (including import and export restrictions, such as new or increased tariffs, sanctions, quotas or trade barriers), other unfavorable economic or market conditions, trade embargoes, customs and tax requirements and similar factors.
Kenvue has in the past faced, and may in the future face, unanticipated interruptions and delays in manufacturing through Kenvue’s internal and external supply chain. Manufacturing or supplier disruptions could result in product shortages, declining sales, reputational damage or significant costs, which could adversely affect Kenvue’s business, results of operations or financial condition. In addition, although Kenvue currently operates 25 in-house manufacturing sites and sources from hundreds of suppliers around the world, some of Kenvue’s products are currently manufactured at a single location or a limited number of locations. Kenvue also purchases certain key components and materials for its products, including APIs required to manufacture Tylenol, from single-source suppliers or a limited number of suppliers. As a result, a disruption that only impacts a single manufacturer, manufacturing facility or supplier could nonetheless have an adverse effect on Kenvue’s business, results of operations or financial condition.
The unavailability of qualified manufacturers or suppliers could further disrupt Kenvue’s operations. Kenvue’s current manufacturing or supplier operations may not be able to continue to manufacture or supply current quantities at preferential prices or accommodate Kenvue’s anticipated growth. New manufacturers and suppliers may need to be qualified under industry and governmental standards as well as Kenvue’s own ethical and business partner standards, which can require a significant amount of resources. If Kenvue is unable to enter into relationships with new manufacturers or suppliers or replace the loss or unavailability of any of Kenvue’s existing manufacturers or suppliers on a timely basis, or at all, Kenvue’s business, results of operations or financial condition could be adversely affected.

Disruptions to Kenvue’s distribution operations could adversely affect Kenvue’s ability to deliver its products to consumers and customers.
Kenvue’s ability to receive inventory and deliver products to distributors, customers and consumers on a timely basis depends on the proper functioning of Kenvue’s manufacturing, supplier and distribution operations, and interruptions or delays in these operations could adversely affect Kenvue’s business, results of operations or financial condition. Distribution disruptions can occur for many reasons, including manufacturing or supplier disruptions, labor disputes or the lack of availability of qualified personnel, concentration or insolvency of distributors or logistics providers, site-specific incidents, natural disasters, political unrest, terrorist attacks, cybersecurity incidents, epidemics, pandemics (such as the COVID-19 pandemic), other unfavorable economic or market conditions, trade embargoes, customs and tax requirements and similar factors. Increases in transportation costs (including fuel costs) or shipping costs, issues with overseas shipments, reductions in the transportation capacity of carriers, labor strikes or shortages in the transportation industry, disruptions to transportation infrastructure and unexpected delivery interruptions or delays could also increase the costs of, or otherwise adversely affect, Kenvue’s distribution operations.
Interruptions or delays in Kenvue’s distribution operations could disrupt Kenvue’s ability to process or fulfill customer or consumer orders. Any delay in processing, or inability to fulfill, customer or consumer orders through Kenvue’s distribution network could adversely affect Kenvue’s business, results of operations or financial condition. Kenvue is also subject to risks of damage to, or loss of, its products while they are stored in its warehousing facilities or being delivered by its shipping vendors. Distributors, customers and consumers rely on timely receipt of Kenvue’s products and any repeated, intermittent or long-term disruption to, or failure of, the operations of Kenvue’s warehousing and distribution facilities could lead to lower sales and profitability, excess inventory, reputational damage or loss of loyalty to Kenvue’s brands. In addition, as Kenvue continues to grow its business, Kenvue may need to continue to update or expand its warehousing and distribution facilities, which may require significant amounts of capital, or engage additional third-party distributors and shipping vendors, which may increase the risks to Kenvue’s business associated with reliance on third parties. See “—Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.”
Volatility in the cost or availability of raw materials and other inputs for Kenvue’s products, including as a result of recent inflationary pressures, has adversely affected, and could in the future continue to adversely affect, Kenvue’s business, results of operations or financial condition.
The manufacture and distribution of Kenvue’s products involves a variety of raw materials, including essential oils, resins, pulp, tropical oils, lubricants, tallow, corn, poultry, soybeans and silicon; packaging components, including corrugate; and other inputs, including energy, labor, transportation (such as trucks, containers and ocean freight) and logistics services. Any increase in the cost, or constraint on the availability, of these raw materials, packaging components or other inputs for Kenvue’s products could adversely affect Kenvue’s business, results of operations or financial condition. Volatility in the cost or availability of these raw materials, packaging components and other inputs for Kenvue’s products can occur for many reasons, including changes in consumer and customer preferences and purchasing patterns, regulatory action, safety issues, labor issues, concentration or insolvency of suppliers, site-specific incidents, natural disasters, political unrest, terrorist attacks, cybersecurity incidents, epidemics, pandemics (such as the COVID-19 pandemic), other unfavorable economic or market conditions, trade embargoes, customs and tax requirements, currency fluctuations and similar factors.
Inflationary pressures have recently increased, and may continue to increase, the costs of these raw materials, packaging components and other inputs for Kenvue’s products. Since 2021 and continuing throughout 2022, Kenvue has experienced, and it continues to experience, higher than expected inflation, including escalating transportation, commodity and other supply chain costs and disruptions that have adversely affected, and continue to adversely affect, Kenvue’s results of operations. Kenvue anticipates that supply chain disruptions will persist in the near-term. Kenvue strives to maintain Kenvue’s usual profit margins in economies experiencing high inflation rates, which has in the past caused Kenvue (including in response to recent periods of high inflation in the United States), and may in the future cause Kenvue, to increase its prices and to implement supply chain optimization initiatives to partially offset the adverse effects of the high inflation. Specifically, since 2021, Kenvue has partially offset the impact of inflation largely through price increases, in addition to continued supply chain optimization initiatives. However, if Kenvue’s costs continue to be subject to significant inflationary pressures, Kenvue may not be able to offset the higher costs through price increases, achieve cost efficiencies, such as in manufacturing and distribution, or otherwise manage the exposure through sourcing strategies, ongoing productivity initiatives and the use of commodity hedging contracts, which could adversely affect Kenvue’s business, results of operations or financial condition. In addition, even if Kenvue is initially able to increase the prices of its products as a responsive measure to inflationary pressures, Kenvue may not be able to sustain these price increases, or sustained price increases may eventually lead to a decline in sales volume if Kenvue’s competitors do not increase their prices or if consumers or customers decide to no longer pay the higher prices for Kenvue’s products. As a result, inflationary pressures could damage Kenvue’s reputation or brands or lead to loss of profitability or market share, which could adversely affect Kenvue’s business, results of operations or financial condition.
In addition, in certain cases, Kenvue’s relationship with a particular supplier may not be governed by a contract and the supplier could discontinue Kenvue’s supply at any time. This risk may be magnified in economies experiencing high inflation rates, as suppliers could respond to inflationary pressures by reallocating supply to competitors that are willing to pay more for the applicable materials or components. If Kenvue is unable to procure key raw materials or packaging components for its products at a reasonable cost, or at all, Kenvue’s business, results of operations or financial condition could be adversely affected.
If Kenvue is unable to accurately forecast demand for its products, Kenvue’s business, results of operations or financial condition could be adversely affected.
To ensure adequate inventory supply, Kenvue forecasts inventory needs and places orders with its third-party manufacturers before firm orders are placed by Kenvue’s consumers or customers. Factors that could affect Kenvue’s ability to accurately forecast demand for its products include an unanticipated increase or decrease in demand for its products; its failure to accurately forecast acceptance for new products; product introductions by competitors; unanticipated changes in general market conditions (which may result in cancellations of advance orders or a reduction or increase in the rate of reorders or at-once orders placed by Kenvue’s customers); the impact on demand due to natural disasters or unseasonable weather conditions, weakening of economic conditions or consumer or customer confidence in future economic conditions (which could reduce demand for Kenvue’s products); and terrorism or acts of war, or the threat thereof, or political or labor instability or unrest (which could adversely affect consumer or customer confidence and spending or the cost or availability of raw materials and other inputs for Kenvue’s products).
If Kenvue fails to accurately forecast consumer and customer demand for Kenvue’s products, Kenvue may experience excess inventory levels or a shortage of product to deliver to its consumers, customers and distributors. Inventory levels in excess of consumer or customer demand may result in inventory write-downs or write-offs and the sale of excess inventory at discounted prices or in less preferred distribution channels, which could damage Kenvue’s reputation and otherwise adversely affect Kenvue’s business, results of operations or financial condition. In addition, if Kenvue underestimates the demand for its products, Kenvue’s third-party manufacturers may not be able to manufacture products in quantities that are sufficient to meet Kenvue’s consumer or customer requirements, which could result in delays in the shipment of Kenvue’s products, lost sales and damage to its reputation and customer and distributor relationships. The difficulty in forecasting demand may also make it difficult to estimate Kenvue’s future results of operations or financial condition from period to period.
An information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by Kenvue or a third party, could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue’s business is increasingly dependent on information technology systems, networks and services, including internal and public internet and intranet sites, data hosting and processing facilities and technologies, cloud-based services and hardware, physical security systems, digital, social media and mobile technology platforms and other hardware, software and technical applications and platforms (collectively, “IT Systems”), some of which are managed, hosted, provided or used by third parties, including cloud-based service providers, and their vendors. Kenvue’s uses of IT Systems include:
•communicating within Kenvue and with other parties, including consumers, customers and third-party partners;
•ordering and managing materials from suppliers;
•manufacturing and testing Kenvue’s products;
•receiving and processing orders from, shipping products to and invoicing consumers and customers;
•marketing products to consumers and customers;
•collecting, transferring, storing or processing personal data;
•processing transactions, including employee payroll, employee and retiree benefits and payments to customers and vendors;
•hosting, processing and sharing confidential and proprietary research, intellectual property, business plans and financial information;
•summarizing and reporting results of operations, including financial reporting;
•managing Kenvue’s banking and other cash liquidity systems and platforms;
•complying with legal, regulatory and tax requirements;
•providing data security; and
•handling other processes involved in managing Kenvue’s business.
Kenvue’s IT Systems and those of third parties with which Kenvue partners or their vendors could be damaged, breached or cease to function properly due to any number of causes, including catastrophic events, natural disasters, power outages, computer and telecommunications failures, improper data handling, viruses, phishing attempts, cyberattacks, malware and ransomware attacks, security breaches, security incidents or employee error or malfeasance. In particular, extensive information security and cybersecurity threats, which affect companies globally, pose a risk to the security and availability of these systems and networks and the confidentiality, integrity and availability of Kenvue’s sensitive data. The overall increase in supply chain attacks on companies generally and Kenvue’s interdependency on third-party service providers increase the potential for supply disruptions and service outages.
Certain of Kenvue’s third-party partners and their vendors have access to portions of Kenvue’s IT Systems, and any attack on the IT Systems of these third-party partners or their vendors could then be used to attempt to infiltrate Kenvue’s IT Systems. Furthermore, any cybersecurity incident impacting Kenvue’s third-party partners or their vendors may adversely affect Kenvue’s business, results of operations or financial condition even if the breach does not directly impact Kenvue’s IT Systems. If the market for third parties that provide the IT Systems Kenvue uses in its business were to contract or converge in the future, this may increase both the challenge in identifying capable service providers and the potential impact of a breach incident with any single service provider.
Cyberattacks and other cybersecurity incidents are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including industrial espionage) and expertise, including nation-states, organized criminal groups, “hacktivists,” insiders acting with malicious intent and others. Kenvue’s IT Systems and those of third parties with which Kenvue partners or their vendors have been, and likely will continue to be, subject to advanced computer attacks, including viruses or other malicious code, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other cyberattacks. In addition, the global threat of cyberattacks has increased in response to the Russia-Ukraine War. See “—Risks Related to

Financial and Economic Market Conditions—The Russia-Ukraine War, and actions taken in response to the Russia-Ukraine War, could adversely affect Kenvue’s business, results of operations or financial condition.”
Kenvue continually assesses these threats and makes investments to increase internal protection, detection and response capabilities and ensure the third parties with which Kenvue partners and their vendors have the required capabilities and controls to address these risks. However, Kenvue’s security efforts may not prevent or timely detect breakdowns, breaches, cyberattacks or other compromises of or interruptions to Kenvue’s IT Systems or those of third parties with which Kenvue partners or their vendors, and Kenvue may not be able to timely remediate any breakdowns, breaches, cyberattacks or other compromises or interruptions that Kenvue detects, which could adversely affect Kenvue’s business, results of operations or financial condition. Furthermore, notwithstanding any contractual rights or remedies Kenvue may have, because Kenvue does not control, and may have limited oversight over, Kenvue’s third-party partners and their vendors, Kenvue cannot ensure the technologies, capabilities and controls they employ to protect the integrity and security of their IT Systems will provide adequate protection. In addition, Kenvue, third parties with which Kenvue partners and their vendors periodically upgrade IT Systems or adopt new technologies. If an upgrade to an IT System or a newly adopted technology that is used in its business does not function as designed or for its intended purpose, or increases Kenvue’s exposure to a cyberattack or cybersecurity incident, Kenvue’s business, results of operations or financial condition could be adversely affected.
To date, Kenvue has not experienced any material impact to its business or operations resulting from information security or cybersecurity incidents. However, due to the frequency with which attack techniques change and the increased volume and sophistication of attacks, there is the continuous potential for Kenvue’s business, results of operations or financial condition to be adversely affected by an information security or cybersecurity incident involving Kenvue or a third party with which Kenvue partners or Kenvue’s vendors, which could result in reputational, competitive, operational or other business harm as well as financial costs and regulatory action. Moreover, Kenvue expects that the variety and magnitude of risks associated with its use of IT Systems will increase as Kenvue continues to implement Kenvue’s digital-first strategy and as Kenvue’s third-party partners similarly expand their digital operations.
The availability of cybersecurity insurance to cover an information security or cybersecurity incident in the future, whether on economically reasonable terms or at all, is uncertain and, even if available, the coverage may not be sufficient to cover all financial, legal, business or reputational losses that may result from a breakdown, breach, cyberattack or other compromise of or interruption to the IT Systems or confidential and other sensitive information used in Kenvue’s business. If Kenvue maintains cybersecurity insurance, the insurer may deny coverage as to any future claim. Even if Kenvue maintains cybersecurity insurance, the successful assertion of one or more large claims against Kenvue that exceed available insurance coverage, or the occurrence of changes in Kenvue’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect Kenvue’s business, results of operations or financial condition. See “—Insurance coverage, even where available, may not be sufficient to cover losses Kenvue may incur.” In addition, limitation of liability or indemnity provisions in Kenvue’s contracts, including with vendors and service providers, may not be enforceable or adequate or otherwise protect Kenvue from any liabilities or damages for an information security or cybersecurity incident with respect to any particular claim.
In connection with the Separation, Kenvue is working to separate its IT Systems from Johnson & Johnson’s IT Systems. Any of the foregoing risks may be exacerbated by the Separation as a result of the required transition of Kenvue’s IT Systems and related transfer of data. See “—Risks Related to Kenvue’s Relationship with Johnson & Johnson—Kenvue has incurred and will continue to incur significant charges in connection with the Separation and incremental costs as an independent, publicly traded company.”
For additional information about risks related to privacy and data protection matters, see “—Risks Related to Government Regulation and Legal Proceedings—A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect Kenvue’s business, results of operations or financial condition.”

Kenvue’s business depends on Kenvue’s ability to attract and retain talented, highly skilled employees and a diverse workforce, and on the succession of Kenvue’s senior management.
Kenvue’s business depends on its ability to attract and retain talented employees representing diverse backgrounds, experiences and skill sets. The market for highly skilled personnel and leaders in Kenvue’s industry is extremely competitive, and Kenvue’s ability to compete depends on its ability to hire, develop and motivate highly skilled personnel and leaders in all areas of Kenvue’s business and in all geographic markets in which Kenvue operates, particularly as Kenvue continues to implement Kenvue’s digital-first strategy and expand Kenvue’s global operations. Maintaining Kenvue’s brands and reputation, and a diverse, equitable and inclusive work environment, enables Kenvue to attract top talent. If Kenvue is less successful in its hiring efforts, or, if Kenvue cannot retain highly skilled workers and key leaders, then Kenvue’s ability to develop, market and sell successful products could be adversely affected. Furthermore, Kenvue’s ability to attract and retain talent has been, and may continue to be, impacted to varying degrees by challenges in the labor market that emerge from time to time, such as wage inflation, labor shortages, changes in immigration laws and government policies and a shift toward remote work and other flexible work arrangements.
As part of Johnson & Johnson, Kenvue was able to capitalize on Johnson & Johnson’s historical market reputation, performance and corporate brand identity to attract and retain key personnel to run and operate its business. As a standalone company, Kenvue does not have the same historical market reputation, performance or corporate brand identity as Johnson & Johnson, which may make it more difficult for Kenvue to attract or retain such personnel. In connection with the Separation, Kenvue needs to hire and integrate a significant number of employees on an expedited basis to enable Kenvue to continue to operate without the same access to Johnson & Johnson’s existing operational and administrative infrastructure. Furthermore, the Separation could result in new and increased demands on Kenvue’s management team and other employees. Current or prospective employees could also experience uncertainty about their future roles at Kenvue as a result of the Separation or other strategic, organizational or operational changes in the future. As a result, Kenvue may lose key personnel or it may be unable to attract, integrate, retain or motivate qualified individuals, or the costs associated with attracting, integrating, retaining or motivating personnel may increase. Any impact on Kenvue’s ability to operate its business with employees possessing the appropriate expertise could adversely affect Kenvue’s business, results of operations or financial condition.
Effective succession planning is also important to Kenvue’s long-term success. Any unsuccessful implementation of Kenvue’s succession plans or failure to ensure effective transfer of knowledge and smooth transitions involving key employees could adversely affect Kenvue’s business, results of operations or financial condition.
Labor disputes, strikes, work stoppages or other labor relations matters could adversely affect Kenvue’s business, results of operations or financial condition.
Some of Kenvue’s employees are members of unions or trade associations, represented by works councils or otherwise subject to collective bargaining agreements in certain jurisdictions, including the United States. As a result, Kenvue is exposed to risks associated with labor disputes, strikes, work stoppages and other similar labor relations matters. Kenvue may be unable to negotiate new collective bargaining agreements on similar or more favorable terms, and Kenvue may experience work stoppages, higher ongoing labor costs or other labor issues in the future. These risks may be increased by the Separation to the extent Kenvue is no longer able to benefit from Johnson & Johnson’s existing relationships and prior negotiations relating to collective bargaining agreements. Kenvue may also experience difficulties or delays in implementing changes to Kenvue’s workforce in certain geographic markets or in building Kenvue’s workforce in new geographic markets that Kenvue may enter.
Legislative proposals are made or discussed from time to time to increase the federal minimum wage in the United States as well as the minimum wage in a number of federal, state and local jurisdictions around the world. As the applicable minimum wage rates increase, Kenvue may need to increase the wage rates of Kenvue’s hourly employees. If Kenvue fails to increase its wages competitively in response to increasing wage rates, the quality of Kenvue’s workforce could decline. Legislative proposals are also made or discussed from time to time to modify benefit programs, such as health insurance and paid leave programs. Any increase in the cost of Kenvue’s labor as a result of these or other legislative proposals could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue’s manufacturers, suppliers or other third-party partners may also be affected by labor-related issues, which could disrupt Kenvue’s operations, potentially for an extended period of time, and otherwise adversely affect Kenvue’s business, results of operations or financial condition. See “—Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.”
Climate change, or legal, regulatory or market measures to address climate change, could adversely affect Kenvue’s business, results of operations or financial condition.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere, which could have an adverse effect on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters, could adversely affect Kenvue’s business, results of operations or financial condition. Natural disasters and extreme weather conditions, such as hurricanes, tornados, earthquakes, wildfires or flooding incidents, pose physical risks to Kenvue’s facilities and have in the past, and could in the future, disrupt the operation of Kenvue’s supply chain. The impacts of the changing climate on water resources may result in water scarcity, limiting Kenvue’s ability to access sufficient high-quality water in certain locations, which may increase operational costs. Concern over climate change may also result in new laws or regulations designed to reduce greenhouse gas emissions or mitigate the effects of climate change on the environment. If new laws or regulations are more stringent than current laws or regulations, Kenvue may experience disruption in, or an increase in the costs associated with, sourcing, manufacturing and distribution of its products. See “—Risks Related to Government Regulation and Legal Proceedings—Kenvue is subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition.”
For additional information about risks related to climate change and sustainability matters, including Kenvue’s climate change and sustainability goals, see “—Increasing scrutiny and rapidly evolving expectations from stakeholders regarding ESG matters could adversely affect Kenvue’s business, results of operations or financial condition.”
Increasing scrutiny and rapidly evolving expectations from stakeholders regarding ESG matters could adversely affect Kenvue’s business, results of operations or financial condition.
Increasing scrutiny and rapidly evolving expectations, including by governmental and non-governmental organizations, consumer advocacy groups, third-party interest groups, investors, consumers, customers, employees and other stakeholders, regarding ESG practices and performance, particularly as they relate to the environment, sustainability, climate change, health and safety, supply chain management, diversity, labor conditions and human rights, could adversely affect Kenvue’s business, results of operations or financial condition. The standards for tracking and reporting on ESG matters are relatively new, have not been harmonized and continue to evolve. Legislators and regulators have imposed, and likely will continue to impose, ESG-related legislation, rules and guidance, which may conflict with one another, create new disclosure obligations, result in additional compliance costs or expose Kenvue to new or additional risks. In addition, customers and other stakeholders have encouraged or insisted on, and likely will continue to encourage or insist on in the future, the adoption of various ESG practices that may conflict with one another and may exceed the requirements of applicable laws or regulations. Furthermore, certain organizations that provide information to investors have developed ratings for evaluating companies on their approach to various ESG matters. Implementing any necessary enhancements to Kenvue’s global processes and controls to reflect the increased scrutiny and rapidly evolving expectations regarding ESG matters may be complex, time-consuming and costly.
In 2020, Kenvue launched its Healthy Lives Mission, which includes a public commitment to invest $800 million by 2030 intended to position Kenvue’s brands as healthy choices for both people and the planet. Kenvue expects to expend significant resources to promote its Healthy Lives Mission and broader ESG efforts. However, Kenvue may be unable to successfully implement its ESG efforts or the changes Kenvue implements in connection with its ESG efforts may not generate the intended effects, which could adversely affect Kenvue’s business, results of operations or financial condition. For example, Kenvue’s ESG goals and commitments could hinder Kenvue’s ability to obtain sufficient amounts of products or materials, either at a reasonable cost or at all, including because Kenvue’s ESG goals and commitments could reduce the number of manufacturers or suppliers with business practices or access to materials that satisfy the requirements of Kenvue’s ESG goals and commitments. In addition, Kenvue expects that stakeholders will compare Kenvue’s ESG goals and commitments against those of Kenvue’s competitors. Kenvue’s competitors could have more robust ESG goals and commitments or be more successful at implementing their ESG goals and commitments than Kenvue, which could adversely affect Kenvue’s reputation. Kenvue’s competitors could also decide not to establish ESG goals and commitments at a scope or scale that is comparable to Kenvue’s ESG goals and commitments, which could result in Kenvue’s competitors having lower supply chain or operating costs.
Kenvue’s reputation may be affected by Kenvue’s perceived ESG credentials and Kenvue’s ability to meet Kenvue’s ESG goals. Despite Kenvue’s efforts, any actual or perceived failure to achieve Kenvue’s ESG goals or the perception (whether or not valid) that Kenvue has failed to act responsibly with respect to ESG matters, comply with ESG laws or regulations or meet societal, investor and consumer ESG expectations could result in negative publicity and reputational damage, lead consumers or customers to purchase competing products or investors to choose not to invest in Kenvue’s company or cause dissatisfaction among Kenvue’s employees or other stakeholders, which could adversely affect Kenvue’s business, results of operations or financial condition.
Insurance coverage, even where available, may not be sufficient to cover losses Kenvue may incur.
Kenvue’s business exposes it to the risk of liabilities and losses arising from Kenvue’s operations. For example, Kenvue may be liable for claims brought by consumers, customers, employees or other third parties for personal injury or property damage arising from the use of Kenvue’s products or premises. Kenvue also may face liabilities or losses due to site-specific incidents (such as fires, explosions, flooding or power outages), natural disasters (such as hurricanes, earthquakes or other severe natural events), cybersecurity incidents and similar factors. Kenvue seeks to minimize these risks where practicable and economical through various insurance contracts from third-party insurance carriers. However, any insurance coverage Kenvue purchases or otherwise has access to is subject to large deductibles on individual claims, policy limits (on individual claims and on all claims in the aggregate) and other terms and conditions. Kenvue retains an insurance risk reserve for the deductible portion of each claim and for any gaps in insurance coverage. Kenvue does not view insurance, by itself, as a material mitigant to its business risks, and Kenvue’s insurance may not be sufficient to cover losses Kenvue may incur. Any losses that insurance does not substantially cover could adversely affect Kenvue’s business, results of operations or financial condition. In addition, the insurance industry has become more selective in offering some types of insurance, such as product liability and cybersecurity insurance, and Kenvue may not be able to obtain certain insurance coverage on favorable terms, or at all, in the future.
Significant product returns or refunds could adversely affect Kenvue’s business, results of operations or financial condition.
In accordance with Kenvue’s terms of sale, Kenvue allows Kenvue’s customers to return products in exchange for reimbursement and refund. In addition, some of Kenvue’s agreements with Kenvue’s retail trade customers provide that Kenvue is responsible for the logistical costs associated with certain product returns. Return rates and related costs may be higher for products with degrees of unpredictable seasonable demand, such as products used for sun protection or to treat coughs and colds. If product returns or refunds are significant or higher than anticipated, Kenvue’s business, results of operations or financial condition could be adversely affected. Furthermore, Kenvue and its third-party partners, including retail trade customers and third-party e-commerce partners, modify policies relating to returns or refunds from time to time, and may do so in the future, which may result in consumer dissatisfaction, damage to Kenvue’s reputation or brands or an increase in the number of product returns or the amount of refunds Kenvue makes. From time to time, Kenvue’s products are not received as expected or are damaged in transit, which can increase return rates, damage Kenvue’s reputation or brands and otherwise adversely affect Kenvue’s business, results of operations or financial condition.

Risks Related to Government Regulation and Legal Proceedings
Kenvue is subject to a broad range of laws and regulations in the United States and around the world, and compliance with or enforcement actions related to these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue is subject to a broad range of laws and regulations in the United States and around the world. These laws and regulations apply to many areas of Kenvue’s business, including most aspects of Kenvue’s products, such as their development, ingredients, formulation, manufacture, packaging content, labeling, storage, transportation, distribution, export, import, advertising, sale and environmental impact. Compliance with or enforcement actions related to these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition. In the United States, federal authorities, including the Food and Drug Administration, the Federal Trade Commission, the Consumer Product Safety Commission, the Occupational Safety and Health Administration, the Environmental Protection Agency and the Drug Enforcement Administration, regulate different aspects of Kenvue’s business, along with parallel authorities at the state and local levels and comparable authorities in other jurisdictions.
In particular, the FDA and comparable authorities in other jurisdictions regulate the facilities and operational procedures that Kenvue uses to manufacture Kenvue’s products. Kenvue is required to register its facilities with these authorities and manufacture products in these facilities in accordance with current Good Manufacturing Practices (“cGMP”) or similar manufacturing standards in each country in which Kenvue manufactures products. Compliance with these regulations and with Kenvue’s own quality standards, which may exceed applicable government regulations, requires substantial expenditures of time, money and effort across many areas of Kenvue’s business, including with respect to training of personnel, recordkeeping, production, quality control and quality assurance. Failure to comply with cGMP or similar manufacturing standards at one of Kenvue’s or its third-party partners’ facilities could result in adverse regulatory action. For example, McNEIL-PPC, Inc. (renamed “Johnson & Johnson Consumer Inc.”), whose assets have been transferred to Kenvue in connection with the Separation, previously operated under a consent decree, signed in 2011 with the FDA, which governed certain of its manufacturing operations and required it to remediate the facilities it operates in Lancaster, Pennsylvania, Fort Washington, Pennsylvania and Las Piedras, Puerto Rico. The FDA has completed its inspections of these facilities, which included a required five-year audit period by a third-party cGMP expert, and this consent decree was vacated in July 2021.
New or more stringent laws or regulations, more restrictive interpretations of existing laws or regulations or increased enforcement actions by governmental and regulatory agencies around the world could increase Kenvue’s ongoing costs of compliance, alter the environment in which Kenvue does business or otherwise adversely affect Kenvue’s business, results of operations or financial condition. The global regulatory landscape is subject to rapid and unexpected changes, including as a result of the Russia-Ukraine War, the COVID-19 pandemic and the formal withdrawal of the United Kingdom from the European Union (commonly referred to as Brexit), and there has been a general trend toward increasingly stringent regulation and enforcement around the world in recent years. If Kenvue fails to comply with any new or existing laws or regulations, Kenvue may be required to pay damages, cease advertising or promotional activities, alter Kenvue’s products or marketing materials, cease selling certain products and possibly face fines or sanctions. Furthermore, as Kenvue continues to expand its global operations, Kenvue may be required to comply with market-specific laws and regulations, including by obtaining approvals, licenses or certifications from a particular country’s regulators. Failure to obtain these approvals, licenses or certifications or comply with these laws or regulations could impede Kenvue’s growth prospects and otherwise adversely affect Kenvue’s business, results of operations or financial condition.
While it is Kenvue’s policy and practice to comply with all laws and regulations applicable to Kenvue’s business, Kenvue’s internal control policies and procedures may not always protect Kenvue from reckless or criminal acts committed by its employees, joint venture partners or agents. A finding that Kenvue is in violation of, or out of compliance with, applicable laws or regulations could subject Kenvue to civil remedies, including fines, damages, injunctions or product recalls, or criminal sanctions, any of which could adversely affect Kenvue’s business, results of operations or financial condition. Even if a claim is unsuccessful, is without merit or is not fully pursued, the cost of responding to such a claim, including management time and out-of-pocket expenses, and the negative publicity surrounding such assertions regarding Kenvue’s products, processes or business practices could adversely affect

Kenvue’s reputation or brands and otherwise adversely affect Kenvue’s business, results of operations or financial condition.
For additional information about the regulatory landscape applicable to Kenvue’s business, see “Business—Government Regulations.” For additional information about risks related to the regulatory landscape applicable to Kenvue’s business, see “—A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect Kenvue’s business, results of operations or financial condition”, “—Kenvue’s extensive operations and business activity throughout the world expose Kenvue to a variety of laws and regulations related to anti-corruption and human rights matters, and enforcement actions related to these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition” and “—Kenvue is subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition.”
Kenvue is, and could become, subject to significant legal proceedings and regulatory investigations that may result in significant expenses, fines and reputational damage.
In the ordinary course of business, Kenvue and/or certain of its subsidiaries may be subject to a wide variety of claims, lawsuits and regulatory and governmental investigations involving various issues such as intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, foreign exchange controls, antitrust and trade regulation, labor and employment, indemnification, data privacy and security, environmental, health and safety and tax matters. These claims and lawsuits may result in significant expenses, fines and reputational damage. Litigation, in general, and securities, derivative action, class action and multi-district litigation, in particular, can be expensive and disruptive, regardless of the merit of the underlying claims. Some of these matters may include thousands of plaintiffs, may involve parties seeking large or indeterminate amounts, including punitive or exemplary damages, and may remain unresolved for several years. It is not feasible to predict the ultimate outcome of a legal proceeding, and Kenvue’s assessment of the materiality of a legal proceeding, including any accruals taken in connection therewith, may not be consistent with the ultimate outcome of the legal proceeding. Kenvue and/or certain of its subsidiaries could, from time to time in the future, be required to pay significant amounts as a result of settlements or judgments in legal proceedings, potentially in excess of accruals, including proceedings where Kenvue and/or certain of its subsidiaries could be held jointly and severally liable among other defendants. In addition, Kenvue’s current estimates of the potential impact of legal proceedings on Kenvue’s business, results of operations or financial condition could change from time to time in the future. The resolution of, or increase in accruals for, a legal proceeding in a particular reporting period could adversely affect Kenvue’s business, results of operations or financial condition for that period.
For additional information about Kenvue’s current legal proceedings, see Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Concerns about the reliability, safety or efficacy of Kenvue’s products or their ingredients could result in litigation, regulatory action, reputational damage, product recalls, product reformulations or product withdrawals, which could adversely affect Kenvue’s business, results of operations or financial condition.
Concerns about the reliability, safety or efficacy of Kenvue’s products or their ingredients, whether raised internally or by litigants, regulators, consumer advocacy groups, third-party interest groups or others, and whether or not based on scientific or factual evidence, have resulted, and could in the future result, in governmental investigations, regulatory action (including the shutdown of manufacturing facilities), private claims and lawsuits, significant remediation and related costs, safety alerts, product shortages, declining sales or reputational damage (including damage to brand image, brand equity and consumer trust in Kenvue’s products). Kenvue has in the past paid, and it may be required in the future to pay, for losses or injuries purportedly caused by Kenvue’s products. These claims may be based on a variety of allegations, including that Kenvue’s products contain contaminants or impurities, provide inadequate instructions or warnings regarding their use, have defective packaging, fail to perform as advertised or damage property or persons. If any of Kenvue’s products, or an ingredient contained in any of Kenvue’s products, is perceived or found to be contaminated or tampered with, or otherwise defective or unsafe, Kenvue has needed to, and may in the future need to, recall, reformulate or withdraw Kenvue’s products, which could result in the adverse effects described above. The availability of third-party product liability insurance is uncertain and, even if available, potential claims may be subject to a deductible, exceed the amount of coverage or be excluded under the terms of the policies. See “—Risks Related to Kenvue’s Operations—Insurance coverage, even where available, may not be sufficient to cover losses Kenvue may incur.”
Product recalls, product reformulations and product withdrawals of various magnitudes have occurred in each of Kenvue’s business segments and may occur in the future, including as a result of manufacturing issues, contamination issues, shipping and other supply chain issues and labeling issues. For example, with respect to Kenvue’s Skin Health and Beauty segment, in July 2021, Johnson & Johnson Consumer Inc. (“Old JJCI”) voluntarily recalled all lots of five Neutrogena and Aveeno aerosol sunscreen product lines to the consumer level and advised consumers to stop using the affected products out of an abundance of caution after internal testing identified low levels of benzene in some samples of the products, though based on exposure modeling and the U.S. Environmental Protection Agency’s framework, daily exposure to benzene in the recalled products would not be expected to cause adverse health consequences. See Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding benzene.
Kenvue has also faced, and could face in the future, concerns about the reliability, safety or efficacy of the ingredients used in Kenvue’s products. Scrutiny of ingredients Kenvue uses in its products, including scrutiny that originates on digital or social media platforms, may result in an inability to use, or restrictions on the use of, the ingredients or a requirement for remedial action, which could cause Kenvue to incur significant additional costs, particularly if Kenvue needs or otherwise decides to reformulate the affected products, or result in litigation. For example, Johnson & Johnson Inc. (Canadian affiliate) (“JJI”) previously sold over-the-counter Zantac (ranitidine) products in Canada. JJI has been named as a defendant, along with other manufacturers, in four proposed class actions in Canada alleging that Zantac and other over-the-counter medications that contain ranitidine may degrade and result in unsafe levels of NDMA (N-nitrosodimethylamine) and can cause or have caused various cancers in patients using the products. JJI has also been named as a defendant, along with other manufacturers, in various personal injury actions in Canada related to Zantac products. Though Kenvue may have rights to indemnification from third parties for certain liabilities relating to these claims, it is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on Kenvue. Johnson & Johnson has also received demands for indemnification for legal claims related to over-the-counter Zantac products sold by third parties in the United States. In addition, Johnson & Johnson Consumer Inc. has been named in cases in federal court alleging that prenatal exposure to Tylenol, an acetaminophen product, is associated with the development of autism spectrum disorder and attention-deficit/hyperactivity disorder in children. Plaintiffs have asserted similar claims against retailer chains, alleging similar injuries resulting from use of store-brand generic acetaminophen products. In September 2022, the Judicial Panel on Multidistrict Litigation (“MDL”) consolidated all such cases pending in the U.S. federal courts. At this time, the MDL proceedings are in their early stages. In addition, a lawsuit has been filed in state court against Johnson & Johnson Consumer Inc., Kenvue and Johnson & Johnson, and lawsuits have been filed in Canada against Kenvue’s Canadian affiliate. It is not possible at this stage to assess reliably the outcome of these cases or the potential financial impact on Kenvue. See Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding litigation related to Zantac and acetaminophen.
If Kenvue removes certain ingredients from its products, either voluntarily or pursuant to a regulatory mandate, Kenvue may not be able to successfully develop an alternative formulation or obtain necessary regulatory approvals on a timely basis, or at all. Furthermore, any reformulated product Kenvue introduces to the market may not be positively received by consumers and customers, which could result in lost sales, damage Kenvue’s reputation or brands or otherwise adversely affect Kenvue’s business, results of operations or financial condition.
Moreover, negative perceptions of Kenvue’s products or their ingredients may arise from product liability claims, product recalls or product withdrawals, regardless of whether the claims, recalls or withdrawals directly involve Kenvue or its products. In addition, the mere publication of information asserting concerns about the reliability, safety or efficacy of competing products or ingredients in competing products that are also used in Kenvue’s products could adversely affect Kenvue’s business, results of operations or financial condition. Increased regulation, litigation or adverse publicity concerning ingredients used in Kenvue’s products, such as acetaminophen, may discourage consumers from buying Kenvue’s products that contain those ingredients, even when the regulation, litigation or publicity does not directly relate to or expressly mention Kenvue or its products, and even if not accurate. In addition, Kenvue believes its products are reliable, safe and effective when used for their intended purposes in accordance with label directions. However, consumers have misused, and may in the future misuse, Kenvue’s products, including for unauthorized, nefarious or other unintended purposes, which in certain instances has had, and may in the future have, serious or even fatal implications. Misuse of Kenvue’s products has led to, and may in the future lead to, criticism on digital and social media platforms, negative coverage by traditional media and other forms of adverse publicity regarding Kenvue’s products or their ingredients, which could similarly discourage consumers from buying Kenvue’s products or otherwise adversely affect Kenvue’s reputation or brands. See “—Risks Related to Kenvue’s Business and Industry—Kenvue’s brands are critical to its success, and damage to Kenvue’s reputation or brands could adversely affect Kenvue’s business, results of operations or financial condition.”
Legal proceedings related to talc or talc-containing products, such as Johnson’s Baby Powder, sold outside the United States and Canada and other risks and uncertainties related to talc or talc-containing products could adversely affect Kenvue’s business, results of operations or financial condition.
A significant number of personal injury claims alleging that talc causes cancer have been made against Old JJCI and Johnson & Johnson arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder.
In October 2021, Old JJCI implemented a corporate restructuring, as a result of which LTL Management LLC (“LTL”), a subsidiary of Johnson & Johnson, was established through a demerger procedure and assumed sole responsibility for all liabilities of Old JJCI related in any way to injury or damage, or alleged injury or damage, sustained or incurred in the purchase or use of, or exposure to, talc, including talc contained in any product sold in the United States or Canada, or to the risk of, or responsibility for, any such damage or injury, including such liabilities based on the contamination, or alleged contamination, of talc, including talc contained in any product sold in the United States and Canada, with asbestos or any other material (the “Talc-Related Liabilities”). Pursuant to the Separation Agreement, Johnson & Johnson has retained the Talc-Related Liabilities and, as a result, has agreed to indemnify Kenvue for the Talc-Related Liabilities and any costs associated with resolving such claims. Such claims represent the vast majority of claims relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products. Kenvue will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.
LTL remains a subsidiary of Johnson & Johnson (and not Kenvue) following the Separation. In October 2021, LTL filed for voluntary bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code (the “Original Bankruptcy Case”). In February 2022, the United States Bankruptcy Court for the District of New Jersey (the “Bankruptcy Court”) denied claimants’ motions to dismiss the Original Bankruptcy Case. However, in January 2023, a three-judge panel of the United States Court of Appeals for the Third Circuit reversed the Bankruptcy Court and remanded the case for dismissal. On April 4, 2023, the Bankruptcy Court dismissed the Original Bankruptcy Case, and LTL thereafter refiled for voluntary bankruptcy protection under Chapter 11 of the U.S. Bankruptcy Code (the “Refiled Bankruptcy Case”) in a manner that it believes addresses the Third Circuit’s basis for ordering the dismissal of the Original Bankruptcy Case. In April 2023, claimants filed a motion to dismiss the Refiled Bankruptcy Case and hearings on the motion to dismiss the Refiled Bankruptcy Case occurred in June 2023. On July 28, 2023, the court dismissed the Refiled Bankruptcy Case and, the same day, Johnson & Johnson stated its intent to appeal the decision and to continue its efforts to obtain a resolution of the Talc-Related Liabilities. As a result of these proceedings, LTL may not be able to successfully reorganize through bankruptcy, and Kenvue cannot predict with certainty the amount or timing of Talc-Related Liabilities that LTL or Johnson & Johnson will be required to pay, whether in connection with the bankruptcy proceedings or otherwise.
Various parties have brought, and it is possible that other parties will seek to bring, claims against Kenvue, including by raising allegations that Kenvue is liable for the Talc-Related Liabilities, and it is possible that these parties will be successful in bringing such claims. Although, under the Separation Agreement, Johnson & Johnson has agreed to indemnify Kenvue for the Talc-Related Liabilities and any costs associated with resolving such claims, Kenvue cannot assure you that the indemnity from Johnson & Johnson will be sufficient to protect Kenvue against the full amount of these liabilities or that Johnson & Johnson will be able to fully satisfy its indemnification obligations. See “—Risks Related to Kenvue’s Relationship with Johnson & Johnson—In connection with the Separation, Johnson & Johnson has agreed to indemnify Kenvue for certain liabilities. However, Kenvue cannot assure you that the indemnity will be sufficient to protect Kenvue against the full amount of such liabilities or that Johnson & Johnson’s ability to satisfy its indemnification obligation will not be impaired in the future.”
Although talc-based baby powder was discontinued by Johnson & Johnson in the United States and Canada in 2020, and Kenvue never manufactured or sold it in those markets, Kenvue has been named in claims and lawsuits, and Johnson & Johnson has agreed to indemnify Kenvue in those matters pursuant to the aforementioned indemnity for the Talc-Related Liabilities.
Furthermore, Kenvue has been, and may continue to be, subject to claims arising out of the sale of talc-based products that do not constitute Talc-Related Liabilities, such as claims relating to the sale of talc-based Johnson’s Baby Powder outside the United States or Canada. Kenvue is currently subject to a few such claims outside of the United States and Canada which are in early stages, and as such, Kenvue cannot reasonably estimate any probable loss relating to such claims. While Kenvue believes it has substantial defenses to these claims, it is not feasible to predict the ultimate outcome of these litigations. Although Kenvue has discontinued the sale of talc-based Johnson’s Baby Powder in certain markets outside the United States and Canada, and the sale of talc-based Johnson’s Baby Powder will be discontinued globally in 2023, Kenvue’s subsidiaries and affiliates presently sell talc-based Johnson’s Baby Powder in certain other markets around the world. Given this, Kenvue may be subject to additional claims related to the sale of talc-based Johnson’s Baby Powder in markets where this product is presently sold, as well as additional claims related to the sale of talc-based Johnson’s Baby Powder in markets where Kenvue has discontinued this product, including potential governmental inquiries, investigations, claims and consumer protection cases. To the extent any such additional claims, whether currently pending or made in the future, do not constitute Talc-Related Liabilities, any related liabilities would not be covered by Johnson & Johnson’s indemnification obligations under the Separation Agreement. As a result, it is possible that these additional claims could adversely affect Kenvue’s business, results of operations or financial condition.
In addition, Johnson & Johnson has received inquiries, subpoenas and requests to produce documents regarding talc matters from various U.S. governmental authorities and is also subject to consumer protection cases and investigations from state attorneys general.
Kenvue may not be able to successfully establish, maintain, protect and enforce intellectual property rights that are, in the aggregate, material to Kenvue’s business.
Kenvue relies on a combination of intellectual property rights, including its trademarks, trade secrets, patents and copyrights, as well as rights to third-party intellectual property pursuant to licenses and other contracts, to establish, maintain, protect and enforce the intellectual property and proprietary information used in Kenvue’s business.
Kenvue may not be able to establish, maintain, protect or enforce its own intellectual property rights or, where appropriate, license in intellectual property rights necessary to support new product introductions. In addition, intellectual property is territorial, and, even if such rights are protected in the United States, the laws of other countries in which Kenvue’s products are or may be sold do not universally protect intellectual property rights to the same extent or in the same way as U.S. intellectual property laws. Public policy, both within and outside the United States, has often become increasingly unfavorable toward certain classes of intellectual property rights. Kenvue cannot be certain that it will obtain adequate intellectual property protection for new products and technologies in the United States and other important markets or that such protections will last as long as originally anticipated.
Kenvue’s intellectual property rights could be invalidated, circumvented or challenged in the future, and Kenvue could incur significant costs in connection with legal actions relating to such rights. If other parties infringe on, misappropriate or otherwise violate Kenvue’s intellectual property rights, they could diminish the value that consumers or customers associate with Kenvue’s brands in the marketplace and otherwise adversely affect Kenvue’s business, results of operations or financial condition.
From time to time, legal action has been, and may in the future be, necessary to maintain, protect and enforce Kenvue’s intellectual property and other proprietary rights. Kenvue may not be successful in prevailing in any such matters, regardless of the merits or its expenditures and efforts. Kenvue’s efforts to enforce its intellectual property and other proprietary rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of Kenvue’s intellectual property and other proprietary rights, and if such defenses, counterclaims or countersuits are successful, they could diminish, or Kenvue could otherwise lose, valuable intellectual property and other proprietary rights.
For certain of Kenvue’s products, Kenvue relies on inbound and outbound third-party licensing arrangements, the loss of which could adversely affect Kenvue’s business, results of operations or financial condition. In the event that any inbound license pursuant to which Kenvue uses intellectual property rights of a third party expires or is otherwise terminated, Kenvue would lose the right to use the intellectual property covered by the license, which could require Kenvue to develop or license in alternative intellectual property. Kenvue’s rights as a licensee could be similarly reduced if the applicable licensor fails to maintain or protect the licensed intellectual property in a manner that compromises the value of the licensed intellectual property. Kenvue also licenses out certain of its intellectual property rights to third parties, for which Kenvue receives royalty income in exchange. These outbound licensing arrangements inherently involve a lesser degree of control over the use of Kenvue’s intellectual property rights, thereby potentially increasing Kenvue’s reputational, legal, financial and operational risk by exposing the licensed intellectual product to product safety, quality, sustainability and other concerns. See “—Risks Related to Kenvue’s Operations—Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.”
For certain of Kenvue’s products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs, Kenvue relies on trade secrets, know-how and other proprietary information, which it seeks to protect, in part, through IT Systems and by confidentiality and nondisclosure agreements with Kenvue’s employees, vendors, consultants and other commercial partners. Kenvue also seeks to enter into agreements whereby its employees, vendors, consultants and other commercial partners assign to Kenvue the rights in any intellectual property they develop in the course of their engagement with Kenvue. However, these agreements may be breached, and Kenvue may not have adequate remedies for any breach. These agreements may not be self-executing or otherwise effectively prevent disclosure or misappropriation of Kenvue’s trade secrets, know-how or other proprietary information, and disputes may still arise with respect to the ownership of the intellectual property and proprietary information used in Kenvue’s business. In addition, third parties may independently develop substantially equivalent proprietary information.
The loss of any registered trademark or other rights with respect to Kenvue’s trademarks or trade names could enable other companies to compete more effectively with Kenvue and otherwise adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue considers its trademarks and trade names to be, in the aggregate, material to its business. Kenvue’s trademarks and trade names are valuable assets that reinforce how consumers, customers and other third parties perceive Kenvue’s brands and products. Kenvue has invested a significant amount of resources and money in establishing and promoting its trademarked brands. Kenvue’s continued success depends, to a significant degree, upon Kenvue’s ability to protect and preserve its registered trademarks, as well as its other rights with respect to Kenvue’s trademarks and trade names, and to successfully obtain additional trademark registrations in the future. Kenvue undertakes substantial efforts to maintain proper use of, and to vigorously protect, its trademarks and trade names through enforcement actions as necessary, but it is possible that some courts, particularly those outside the United States, may determine that certain third-party trademarks or trade names are non-infringing, which could adversely affect Kenvue’s business, results of operations or financial condition. In addition, during trademark registration proceedings, Kenvue may receive rejections of its trademark applications by the U.S. Patent and Trademark Office (“USPTO”) or comparable authorities in other jurisdictions.
Kenvue may not be able to obtain trademark protection in all jurisdictions that Kenvue considers to be important to its business. In addition, Kenvue cannot assure you that the steps it has taken and will take in the future to protect Kenvue’s trademarks or trade names will prove adequate, that Kenvue’s trademarks and trade names can be successfully defended and asserted in the future or that third parties will not infringe upon or otherwise violate any such rights. Kenvue’s trademark and trade name rights and related registrations may be challenged, opposed, infringed, diluted, cancelled, circumvented, declared generic or determined to be infringing on other marks, as applicable. Failure to protect Kenvue’s trademark and trade name rights could prevent Kenvue in the future from challenging third parties who use names and logos similar to Kenvue’s trademarks or trade names, which may in turn cause consumer confusion or negatively affect perceptions of Kenvue’s brands and products. Moreover, any trademark or trade name disputes may result in a significant distraction for management and significant expense, which may not be recoverable regardless of whether Kenvue successfully resolves the dispute. Such proceedings may be protracted with no certainty of success, and an adverse outcome could subject Kenvue to liabilities, require Kenvue to cease use of certain trademarks, trade names or other intellectual property or require Kenvue to enter into licenses with third parties, any of which could have an adverse effect on Kenvue’s business, results of operations or financial condition.
An inability to successfully establish, maintain, protect and enforce patent rights could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue has applied for, and may continue to apply for, patents relating to its products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs. When Kenvue applies for patents, its applications may not be successful, and the issuance of any patents or the scope of issued patents may not provide adequate protection from competition. The patenting process is expensive and time-consuming, and Kenvue may not be able to file or prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. In addition, Kenvue may not pursue or obtain patent protection in all relevant geographic markets.
It is possible that patents issued or licensed to Kenvue may be challenged successfully in the future, and such patents may consequently be narrowed in scope or found to be invalid or unenforceable. Kenvue’s owned or in-licensed patents may also be challenged in administrative proceedings in the USPTO and patent offices outside the United States. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of Kenvue’s owned or in-licensed patents or narrow the scope of Kenvue’s patent protection. If Kenvue or its licensors are not successful in defending against a challenge to Kenvue’s owned or in-licensed patents and maintaining exclusive rights to market one or more of Kenvue’s products still under patent protection, Kenvue could lose a portion of its sales in a very short period. Kenvue or its licensors may also initiate litigation against third parties to protect or enforce Kenvue’s owned or in-licensed patent rights, but even in cases where Kenvue or its licensors prevail in an infringement claim, the legal remedies available for harm caused to Kenvue may not be sufficient to make Kenvue whole.
Kenvue’s current owned and in-licensed patents will expire or they may otherwise cease to provide meaningful competitive advantage, and Kenvue may be unable to adequately develop new technologies and obtain future patent protection to preserve its competitive advantage or avoid adverse effects on Kenvue’s business, results of operations or financial condition. Moreover, many of Kenvue’s products use APIs whose original patents have expired, and Kenvue’s owned and in-licensed patents rarely, if ever, solely cover a new API by itself. Even with respect to Kenvue’s products or ingredients in Kenvue’s products that may be covered by patents, there may be numerous similar yet non-infringing products or ingredients in the marketplace, and this could negatively affect sales Kenvue might otherwise make.
Kenvue may be involved in legal proceedings based on the alleged violation of intellectual property rights, such as trademark or patent infringement claims, and, if it is found to have violated the intellectual property rights of others, Kenvue’s business, results of operations or financial condition could be adversely affected.
Despite Kenvue’s internal processes for intellectual property clearance, Kenvue may be involved in legal proceedings based on the alleged violation of intellectual property rights of others, including claims of trademark or patent infringement or that competitors, collaborators or former employees have an interest in Kenvue’s trade secrets or other intellectual property. As a result, Kenvue could be subject to significant litigation or licensing costs or face obstacles to selling Kenvue’s products. If Kenvue is found to have infringed, misappropriated or otherwise violated the trademark, trade secret, patent, copyright or other intellectual property rights of others, directly or indirectly, through the use of trademarks, inventions, works of authorship or technologies to which third parties have a prevailing ownership claim, Kenvue may need to cease use of such trademark, invention, work or technology in its business and pay for past infringement. Kenvue may also be required to obtain a third-party license, which may not be available on reasonable terms or at all, and even if the applicable owners are willing to permit Kenvue to continue to use the intellectual property rights, they could require significant compensation for Kenvue’s continued use of those rights. In certain circumstances, Kenvue may be required to redesign Kenvue’s products and trademarks so that they do not infringe, misappropriate or otherwise violate third-party intellectual property rights, which may not be possible or may require substantial monetary expenditures and time. Ceasing this use, paying these substantial amounts or undertaking these redesign efforts could cause Kenvue to become less competitive and could adversely affect Kenvue’s business, results of operations or financial condition. Even if it is ultimately determined that Kenvue did not infringe, misappropriate or otherwise violate the intellectual property rights of others, Kenvue could incur material legal costs and related expenses to defend against such claims, and Kenvue could incur significant costs associated with suspending Kenvue’s use of the challenged intellectual property rights, which could adversely affect Kenvue’s business, results of operations or financial condition.
Furthermore, Kenvue has employed, and expects to employ in the future, individuals who were previously employed at other companies, including Kenvue’s competitors or potential competitors. Although Kenvue seeks to ensure that these employees, as well as its other employees and vendors, consultants and other commercial partners, do not use the proprietary information or know-how of others in their work for Kenvue, it may be subject to claims that these persons have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers or other third parties or that Kenvue has improperly used or obtained these trade secrets or other proprietary information. Litigation may be necessary to defend against these claims. If Kenvue is unable to successfully defend these claims, in addition to paying monetary damages, Kenvue may lose valuable intellectual property rights and face increased competition. The unauthorized access to, or disclosure of, Kenvue’s proprietary information or the loss of these intellectual property rights may impact Kenvue’s ability to develop, manufacture and sell Kenvue’s own products or may assist competitors in the development, manufacture and sale of competing products, which could adversely affect Kenvue’s business, results of operations or financial condition.
A breach of privacy laws or unauthorized access, loss or misuse of personal data could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue is subject to increasingly complex and changing privacy and data protection laws and regulations in the United States and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. These laws and regulations could expose Kenvue to significant risks due to Kenvue’s digital-first strategy. See “—Risks Related to Kenvue’s Business and Industry—Kenvue may face challenges in implementing Kenvue’s digital-first strategy, which could adversely affect Kenvue’s business, results of operations or financial condition.” Failure to comply with these laws and regulations, which may conflict with one another and evolve in the future, could result in substantial fines, penalties, private rights of action, claims and damage to Kenvue’s reputation.
These laws and regulations include the California Consumer Privacy Act (as modified by the California Privacy Rights Act), the European Union’s General Data Protection Regulation, the United Kingdom’s General Data Protection Regulation and China’s Personal Information Protection Law. Kenvue is also subject to federal health information privacy laws, such as the Health Insurance Portability and Accountability Act (“HIPAA”), and consumer protection laws, such as the Controlling the Assault of Non-Solicited Pornography and Marketing Act (the “CAN-SPAM Act”), which further impose requirements for the collection, use, storage, access, transfer and protection of health-related and other sensitive and personal information. In the United States, Kenvue is also subject to a growing number of state laws and regulations, including the Illinois Biometric Information Privacy Act, that govern the collection and use of biometric information, such as fingerprints and facial biometric templates, as well as laws in all 50 states that require businesses, under certain circumstances, to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach and, in some cases, to regulators. These laws are changing rapidly and there is also discussion in Congress of a new comprehensive federal data privacy law to which Kenvue may become subject if it is enacted, which would add additional complexity, restrictions and potential legal risks and may require additional investment of resources in compliance programs and other operational costs. Additional privacy and data protection laws and regulations are being developed around the world, including in other jurisdictions in which Kenvue operates, and privacy enforcement by governmental authorities globally, particularly on data localization requirements and international data flows, has increased in recent years.

Compliance with these new and changing laws has impacted, and may in the future impact, Kenvue’s business strategies, and unforeseen changes to privacy laws may affect Kenvue’s ability to tailor and personalize Kenvue’s products and services to meet Kenvue’s strategic goals or consumer expectations, which could adversely affect Kenvue’s business, results of operations or financial condition. In addition, certain privacy and data protection laws may apply to Kenvue indirectly through Kenvue’s customers, manufacturers, suppliers or other third-party partners. For example, non-compliance with applicable laws or regulations by a third-party partner that is processing personal data on Kenvue’s behalf may be deemed non-compliance by Kenvue or a failure by Kenvue to conduct proper due diligence on the third party. See “—Risks Related to Kenvue’s Operations—Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.” In addition, in the ordinary course of business, Kenvue may be subject to claims, lawsuits or regulatory or governmental investigations or inquiries relating to Kenvue’s data privacy practices, including claims or lawsuits from third parties alleging that Kenvue has breached applicable data privacy laws or otherwise violated their privacy rights. See “—Kenvue is, and could become, subject to significant legal proceedings and regulatory investigations that may result in significant expenses, fines and reputational damage.”
The changes introduced by privacy and data protection laws increase the complexity of regulations enacted to protect business and personal data and subject Kenvue to additional costs, including costs associated with implementing any required changes to Kenvue’s security systems, policies, procedures and practices. Kenvue is also subject to the terms of Kenvue’s external and internal privacy and security policies, codes, representations, certifications, industry standards, publications and frameworks and contractual obligations to third parties related to privacy, information security and data processing, including contractual obligations to indemnify and hold harmless third parties from the costs or consequences of non-compliance with data protection laws or other obligations. In particular, the publication of Kenvue’s privacy policies and other statements that provide promises and assurances about data privacy and security can subject Kenvue to potential government or legal action if they are found to be deceptive, unfair or misrepresentative of Kenvue’s actual practices. Any concerns about Kenvue’s data privacy and security practices, even if unfounded, could damage the reputation of Kenvue’s businesses and discourage potential users from its products and services.
Kenvue’s extensive operations and business activity throughout the world expose Kenvue to a variety of laws and regulations related to anti-corruption and human rights matters, and enforcement actions related to these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue has extensive operations and business activity outside the United States, which exposes Kenvue to a variety of complex laws and regulations in the United States and around the world. These include anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act (“FCPA”), the U.K. Bribery Act 2010 and Chinese anti-corruption laws, that are aimed at preventing and penalizing corrupt behavior. For example, the FCPA prohibits companies from promising, offering or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of obtaining or retaining business or gaining any improper advantage. Kenvue operates in jurisdictions where corruption, bribery, pay-offs and other similar practices may not be uncommon. Although Kenvue’s policies and procedures require compliance with these laws and regulations and are designed to facilitate compliance with these laws and regulations, Kenvue’s employees, contractors and agents may take actions in violation of applicable laws or regulations or Kenvue’s policies. Any such violation or alleged violation, even if prohibited by Kenvue’s policies, could result in criminal or civil sanctions, reputational damage or other substantial costs and penalties, any of which could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue is also subject to an increasing number of laws and regulations designed to combat abuses of human rights in supply chain operations. These laws and regulations could affect the sourcing, availability and pricing of materials used in the manufacture of Kenvue’s products, which could disrupt Kenvue’s manufacturing operations. In addition, Kenvue has incurred additional costs to comply with these laws and regulations, including through policies and procedures related to conducting due diligence on Kenvue’s supply chain. Nevertheless, Kenvue has a complex supply chain, and Kenvue may not be able to sufficiently verify the origins of certain materials used in Kenvue’s products or the conditions under which they were sourced. Any violation or alleged violation of these laws and regulations, even if prohibited by Kenvue’s policies, could result in criminal or civil sanctions, reputational damage or other substantial costs and penalties, any of which could adversely affect Kenvue’s business, results of operations or financial condition.
In addition, Kenvue is subject to laws and regulations pertaining to sanctions imposed by the United States (including those imposed by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”)) and other authorities that may prohibit Kenvue or its affiliates from doing business in certain countries or restrict the type of business that may be conducted by Kenvue or its affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. See “—Risks Related to Financial and Economic Market Conditions—The Russia-Ukraine War, and actions taken in response to the Russia-Ukraine War, could adversely affect Kenvue’s business, results of operations or financial condition.” Any violation or alleged violation of these laws and regulations, even if prohibited by Kenvue’s policies, could result in criminal or civil sanctions, reputational damage or other substantial costs and penalties, any of which could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue is subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue is subject to a broad range of federal, state and local environmental laws and regulations concerning the environment, health and safety matters, regulation of chemicals and product safety in the countries in which Kenvue manufactures and sells its products or otherwise operates its business. These include requirements governing product content and labeling, the handling, manufacture, transportation, storage, use and disposal of hazardous materials and wastes, the discharge and emission of pollutants and the cleanup of contamination in the environment. Kenvue could incur substantial costs, including civil or criminal fines or penalties, enforcement actions and other third-party claims and cleanup costs as a result of Kenvue’s failure to comply with, or liabilities under, environmental, health and safety laws and regulations or permits required thereunder. Under certain environmental laws and regulations, Kenvue may be subject to liability for environmental investigations and cleanups, including at properties that Kenvue currently or previously owned or operated, or at sites at which waste Kenvue generated was disposed, even if the contamination was not caused by Kenvue or the relevant conduct was legal at the time it occurred. Kenvue may incur significant additional costs as a result of the discovery of contamination or the imposition of additional obligations in the future, including at sites where Kenvue is currently addressing contamination or has been named as one of the responsible parties.
Laws and regulations related to environmental protection, health and safety matters have become, and are likely to continue to become, more stringent over time. Compliance with existing or future requirements could require Kenvue to incur significant operating or capital expenditures or result in significant restrictions on Kenvue’s operations, including installing pollution control equipment or reformulating or ceasing the marketing of Kenvue’s products. Kenvue also is subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting, registration and labeling of Kenvue’s products and their raw materials. This includes the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulations, which came into effect in the European Union in 2007, with implementation rolling out over time, and includes certain chemical evaluation and registration requirements and potential restrictions. Since the promulgation of REACH, other jurisdictions have enacted or are in the process of implementing similar comprehensive chemical regulations. These and other laws and regulations, as well as responding to related consumer expectations, may require Kenvue to reformulate or otherwise change certain of Kenvue’s products and could adversely affect Kenvue’s business, results of operations or financial condition.
Changes in tax laws or exposures to additional tax liabilities could adversely affect Kenvue’s business, results of operations or financial condition.
Changes in tax laws or regulations in jurisdictions in which Kenvue operates, including changing laws in the United States and changes led by the Organization for Economic Cooperation and Development, such as the recent adoption by the European Union and enactment by additional countries of a global minimum tax, could negatively impact Kenvue’s effective tax rate and adversely affect Kenvue’s business, results of operations or financial condition. A change in statutory tax rate or certain international tax provisions in any jurisdiction would result in the revaluation of Kenvue’s deferred tax assets and liabilities related to that particular jurisdiction in the period in which the new tax law is enacted. Any such change would result in an expense or benefit recorded to Kenvue’s combined statement of earnings. Kenvue closely monitors these proposals as they arise in the jurisdictions where Kenvue operates. Changes to tax laws or regulations may occur at any time, and any related expense or benefit recorded may be material to the fiscal quarter and year in which the law change is enacted. For additional information, see Note 11, “Income Taxes,” to Kenvue’s audited combined financial statements and Note 10, “Income Taxes,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Kenvue conducts business and files tax returns in numerous jurisdictions and is subject to regular reviews, examinations and audits by many tax authorities around the world. These reviews, examinations and audits can cover periods for several years prior to the date the review, examination or audit is undertaken and could result in the imposition of material tax liabilities, including interest and penalties, if Kenvue’s positions are not accepted by the applicable tax authority. In connection with various government initiatives, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of profits earned in other jurisdictions. Kenvue regularly assesses the likely outcomes of Kenvue’s tax audits and disputes to determine the appropriateness of Kenvue’s tax reserves. However, any tax authority could take a position on tax treatment that is contrary to Kenvue’s expectations, which could result in tax liabilities, including interest and penalties, in excess of reserves.
Risks Related to Financial and Economic Market Conditions
Kenvue faces a variety of risks associated with conducting business around the world, and these risks will increase as Kenvue continues to expand its global operations.
In 2022, approximately 55% of Kenvue’s net sales occurred outside the United States, with 21% in EMEA, 21% in APAC, 8% in Latin America and 5% in the rest of North America. Kenvue’s extensive operations and business activity outside the United States are accompanied by certain financial, economic and political risks, including:
•local and regional economic environments and policies in the markets that Kenvue serves, including interest rates, monetary policy, inflation, economic growth, recession, commodity prices and currency controls or other limitations on the ability to expatriate cash;
•currency devaluations in jurisdictions experiencing high inflation rates or significant currency exchange fluctuations, despite Kenvue’s efforts to mitigate the impacts of fluctuations on Kenvue’s cash flows through the use of financial instruments;
•the weakening or strengthening of the U.S. Dollar, which may result in significant favorable or unfavorable translation effects when the operating results of Kenvue’s non-U.S. business activity are translated into U.S. dollars;
•compliance with local regulations and laws, including, in some jurisdictions, regulatory requirements restricting Kenvue’s ability to manufacture or sell Kenvue’s products in the relevant market;
•lack of well-established, reliable or impartial legal systems in certain countries in which Kenvue operates and difficulties in enforcing contractual, intellectual property or other legal rights;
•labor market disruptions or increases in labor costs in individual countries or regions;
•foreign ownership and investment restrictions and the potential nationalization or expropriation of Kenvue’s foreign assets;
•sovereign risk related to a default by, or deterioration in, the creditworthiness of local governments, particularly in emerging markets;
•political or social upheavals, economic instability, repression or human rights issues;

•rising geopolitical trade tensions in Kenvue’s key markets, such as between the United States, Western Europe and China;
•changes resulting from Brexit, including those related to additional trade agreements, tariffs and customs regulations and currency fluctuations, which may materially impact the way Kenvue conducts its operations in those markets; and
•other geopolitical events, including natural disasters, disruptions to markets due to war, armed conflict, terrorism, epidemics or pandemics and actions taken in response to these events, including increased trade controls, sanctions and other restrictive measures.
Furthermore, the imposition of tariffs or increase in tariffs on various products by the United States and other countries has introduced greater uncertainty with respect to trade policies and government regulations affecting trade between the United States and other countries. New or increased tariffs as well as import/export licensing requirements have subjected, and may continue to subject, Kenvue to additional costs and expenditure of resources. Major developments in trade relations, including the imposition of new or increased tariffs by the United States or other countries, and any emerging nationalist trends in specific countries could alter the trade environment and consumer purchasing behavior, which could adversely affect Kenvue’s business, results of operations or financial condition.
Any of the foregoing risks could have a significant impact on Kenvue’s ability to sell its products on a competitive basis in markets outside the United States and could adversely affect Kenvue’s business, results of operations or financial condition. In addition, these risks will increase as Kenvue continues to expand Kenvue’s global operations. See “—Risks Related to Kenvue’s Business and Industry—An inability to successfully expand Kenvue’s global operations could adversely affect Kenvue’s business, results of operations or financial condition.”
Kenvue has significant foreign currency exposure due to the large portion of Kenvue’s business conducted in currencies other than U.S. dollars.
A large portion of Kenvue’s business is conducted in currencies other than U.S. dollars, and generally the applicable local currency is Kenvue’s functional currency in that locality. As a result, Kenvue faces foreign currency exposure on the translation into U.S. dollars of Kenvue’s results of operations in numerous jurisdictions, primarily in the European Union, the United Kingdom, Japan, China, Canada, Brazil and India. Where possible, Kenvue manages foreign currency risk through a variety of methods. Kenvue may adopt natural hedging strategies, whereby favorable and unfavorable foreign currency impacts to Kenvue’s foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on Kenvue’s foreign currency-denominated net sales. During 2022 and in anticipation of operating as a standalone entity, Kenvue started to use derivative financial instruments to mitigate Kenvue’s foreign currency exposure and not for trading or speculative purposes. For example, Kenvue hedged a portion of forecasted foreign currency revenue and forecasted inventory purchases. Nonetheless, it is not practical for Kenvue to mitigate all of Kenvue’s foreign currency exposures, nor is Kenvue able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on Kenvue’s results of operations, due to Kenvue’s constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. Dollar and the significant number of foreign currencies involved. Accordingly, Kenvue cannot guarantee that foreign currency exchange rates will be stable in the future or that foreign currency risk can be mitigated with currency hedging or other risk management strategies, which could adversely affect Kenvue’s business, results of operations or financial condition. In addition, as Kenvue continues to expand Kenvue’s global operations, Kenvue’s exposure to foreign currency risk could become more significant, particularly if the recent strengthening of the U.S. Dollar continues in the future.
The Russia-Ukraine War, and actions taken in response to the Russia-Ukraine War, could adversely affect Kenvue’s business, results of operations or financial condition.
In February 2022, Russia launched a military invasion of Ukraine. The ongoing Russia-Ukraine War has provoked strong reactions from the United States, the United Kingdom, the European Union and various other countries and economic and political organizations around the world. Actions taken in response to the Russia-Ukraine War include the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Additional sanctions or other measures may be imposed by the global community, and counteractive measures may be taken by the Russian government, other entities in Russia or governments or other entities outside of Russia.
Kenvue’s operations and presence in Russia and Ukraine are limited. For 2021 and 2022, Kenvue’s Ukrainian business represented 0.3% and 0.1%, respectively, of Kenvue’s net sales and 0.2% and 0.1%, respectively, of Kenvue’s assets. For 2021 and 2022, Kenvue’s Russian business represented 1.8% and 1.4%, respectively, of Kenvue’s net sales and 0.7% and 0.4%, respectively, of Kenvue’s assets.
Kenvue has been monitoring the geopolitical situation in Russia since the start of the Russia-Ukraine War. In the first quarter of 2022, Kenvue announced its decision to suspend supply of all of its products into Russia other than its OTC medicines within Kenvue’s Self Care segment. Supply of the suspended products terminated during the second quarter of 2022. Kenvue also suspended all advertising in Russia, all clinical trials in Russia and any additional investment in Russia. These actions have not had, and are not expected to have, a material impact on its business as a whole. Kenvue will continue to monitor the geopolitical situation in Russia and to evaluate Kenvue’s activities and future operations in Russia.
Kenvue has experienced, and expects to continue to experience, other risks related to the broad economic consequences of the Russia-Ukraine War, including foreign currency volatility, decreased demand for Kenvue’s products in countries affected by the Russia-Ukraine War and challenges to Kenvue’s global supply chain related to increased costs of materials and other inputs for Kenvue’s products and suppliers operating in Russia and Ukraine. Kenvue also continues to monitor the various sanctions and export controls imposed in response to the Russia-Ukraine War.
As a result of the Russia-Ukraine War, there has been, and Kenvue expects there will continue to be, an increased risk of information security or cybersecurity incidents, including cyberattacks perpetrated by Russia or others at its direction. Although Kenvue has taken steps to enhance its protections against these attacks, it may not be able to address the threat of information security or cybersecurity incidents proactively or implement adequate preventative measures and it may not be able to detect and address any such disruption or security breach promptly, or at all, which could adversely affect Kenvue’s business, results of operations or financial condition. Moreover, Kenvue is aware of incidents in which its third-party partners have been the target of information security or cybersecurity incidents as a result of the Russia-Ukraine War. Although, to date, Kenvue’s IT Systems have not been compromised by these incidents, it is possible that future information security or cybersecurity incidents involving Kenvue’s customers, manufacturers, suppliers or other third-party partners could successfully compromise Kenvue’s IT Systems, which could adversely affect Kenvue’s business, results of operations or financial condition. See “—Risks Related to Kenvue’s Operations—An information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by Kenvue or a third party, could adversely affect Kenvue’s business, results of operations or financial condition.”
In addition, actions by the United States and other governments may limit or prevent Kenvue’s ability to file, prosecute and maintain patents, trademarks and other intellectual property rights in Russia. These actions could result in partial or complete loss of such intellectual property rights in Russia. Furthermore, in March 2022, the Russian government adopted a decree allowing Russian companies and individuals to exploit inventions owned by patent holders from the United States and many other countries without consent or compensation. Consequently, Kenvue may not be able to prevent third parties from practicing Kenvue’s inventions in Russia or from selling or importing products made using Kenvue’s inventions in and into Russia. It is possible that the Russian government will adopt similar measures with regard to other types of intellectual property, including trademarks, or that Russian courts, even absent any additional decrees, will refuse to enforce existing intellectual property rights, including trademarks. Moreover, prolonged non-use of Kenvue’s trademarks in Russia could result in the cancellation of such trademark registrations. See “—Risks Related to Government Regulation and Legal Proceedings—The loss of any registered trademark or other rights with respect to Kenvue’s trademarks or trade names could enable other companies to compete more effectively with Kenvue and otherwise adversely affect Kenvue’s business, results of operations or financial condition.” Any counterfeit, intellectual property infringing or other unauthorized versions of Kenvue’s products that emerge in response to these actions could damage Kenvue’s reputation and Kenvue’s brands and otherwise adversely affect Kenvue’s business, results of operations or financial condition. See “—Risks Related to

Kenvue’s Business and Industry—Counterfeit, intellectual property infringing or other unauthorized versions of Kenvue’s products, particularly in Kenvue’s OTC business, could harm consumers and adversely affect Kenvue’s business, results of operations or financial condition.”
The full impact of the Russia-Ukraine War, and actions taken in response to the ongoing conflict, on the global economy and geopolitical relations, in general, and on Kenvue’s business in particular, remain uncertain. Any or all of the foregoing risks could have an adverse effect on Kenvue’s business, results of operations or financial condition, particularly as the conflict continues for an indefinite period of time. Given that developments concerning the Russia-Ukraine War are ongoing and have been constantly evolving, additional impacts and risks may arise that are not presently known to Kenvue. The Russia-Ukraine War may also have the effect of heightening many of the other risks described in this “Risk Factors” section.
Uncertain or unfavorable global economic or market conditions could adversely affect Kenvue’s business, results of operations or financial condition.
Uncertain or unfavorable global economic or market conditions, such as a recession, an economic slowdown, inflation or reduced category growth rates, could impact Kenvue’s operating results or lead to significant reductions in demand or significant volatility in demand for Kenvue’s products, which could adversely affect Kenvue’s business, results of operations or financial condition. Although Kenvue devotes significant resources to support Kenvue’s brands and market Kenvue’s products at multiple price points, during periods of economic uncertainty or unfavorable economic or market conditions, consumers may reduce consumption or discretionary spending or change their purchasing patterns by forgoing purchasing certain of Kenvue’s products or by instead purchasing private-label or generic non-branded products, which are typically sold at lower prices than Kenvue’s products. These changes could reduce demand for and sales volumes of Kenvue’s products or result in a shift in Kenvue’s product mix from higher margin to lower margin product offerings. In addition, Kenvue’s customers may respond to uncertain or unfavorable global economic or market conditions by increasing pressure on Kenvue’s selling prices or increasing promotional activity for lower-priced or value offerings as they seek to maintain sales volumes and margins. Furthermore, uncertain or unfavorable global economic or market conditions, including the recent volatility in the banking sector, may cause Kenvue’s manufacturers, suppliers, distributors, contractors, logistics providers and other external business partners to suffer financial or operational difficulties, which could impact their ability to provide Kenvue with or distribute finished product, raw and packaging materials or services in a timely manner or at all. Kenvue could also face difficulty collecting or recovering accounts receivables from third parties facing financial or operational difficulties.
Impairment of Kenvue’s goodwill and other intangible assets would result in a reduction in net income.
Kenvue has a material amount of goodwill, trademarks and other intangible assets, as well as other long-lived assets, which are periodically evaluated for impairment in accordance with current accounting standards. Kenvue may confront events and circumstances that can lead to an impairment charge, including macroeconomic industry and market conditions, significant adverse shifts in Kenvue’s operating environment or the manner in which an asset is used, pending litigation or other regulatory matters and current or forecasted reductions in net sales, operating income or cash flows associated with the use of an asset. Impairment charges have resulted, and may in the future result, in a reduction in net income and an adverse effect on Kenvue’s business, results of operations or financial condition.
For additional information regarding goodwill and other intangible assets, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Goodwill and Intangible Assets.”
Failure to maintain satisfactory credit ratings could adversely affect Kenvue’s liquidity, capital position, borrowing costs and access to capital markets.
Kenvue expects that credit rating agencies will routinely evaluate the company, and their ratings of Kenvue’s long-term and short-term debt will be based on a number of factors. Kenvue’s credit ratings are lower than those of Johnson & Johnson. Any downgrade of Kenvue’s credit rating by a credit rating agency, whether as a result of Kenvue’s actions or factors which are beyond Kenvue’s control, could increase the cost of borrowing under any indebtedness Kenvue may incur, reduce market capacity for Kenvue’s commercial paper or require the posting of additional collateral under Kenvue’s derivative contracts. Kenvue cannot assure you that Kenvue will be able to maintain satisfactory credit ratings, and any actual or anticipated changes or downgrades in Kenvue’s credit ratings, including any announcement that Kenvue’s ratings are under review for a downgrade, could adversely affect Kenvue’s liquidity, capital position, borrowing costs or access to capital markets.
Risks Related to Kenvue’s Relationship with Johnson & Johnson
Kenvue’s historical and pro forma financial information may not necessarily reflect the results that Kenvue would have achieved as an independent, publicly traded company or may not be a reliable indicator of its future results.
The historical information about Kenvue prior to the Separation in this prospectus refers to its businesses as operated by and integrated with Johnson & Johnson. The financial information included in this prospectus prior to the Separation has been prepared from Johnson & Johnson’s historical accounting records and is derived from the consolidated financial statements of Johnson & Johnson to present the Consumer Health Business as if it had been operating on a standalone basis. Accordingly, this information may not necessarily reflect what Kenvue’s financial condition, results of operations or cash flows would have been had Kenvue been an independent, publicly traded company during the periods presented or what Kenvue’s financial condition, results of operations and cash flows may be in the future, primarily because of the following factors:
•Prior to the Separation, Kenvue’s business was operated by Johnson & Johnson as part of its broader corporate organization, rather than as an independent, publicly traded company. Johnson & Johnson or one of its affiliates performed various corporate functions for Kenvue, including facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions.
•Kenvue’s historical and pro forma financial results reflect the direct and indirect costs for the services historically provided by Johnson & Johnson to Kenvue. Following the completion of the Kenvue IPO, Johnson & Johnson currently provides some of these services to Kenvue on a transitional basis pursuant to the Transition Services Agreement and the Transition Manufacturing Agreement. See “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Transition Services Agreement” and “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Transition Manufacturing Agreement.” Kenvue’s historical financial information does not reflect Kenvue’s obligations under the various transitional agreements Kenvue entered into with Johnson & Johnson in connection with the Separation. At the end of the transitional periods specified in these agreements, Kenvue will need to perform these functions itself or hire third parties to perform these functions on its behalf, and these costs may significantly exceed the comparable expenses Kenvue has incurred in the past.
•Kenvue’s working capital requirements and capital expenditures have historically been satisfied as part of Johnson & Johnson’s corporate-wide cash management and centralized funding programs, and Kenvue’s cost of debt and other capital may differ significantly from the historical amounts reflected in Kenvue’s historical financial statements.
•Prior to the Separation, Kenvue’s business was integrated with the other businesses of Johnson & Johnson, and Kenvue benefited from Johnson & Johnson’s size and scale, including with respect to costs, employees and relationships with customers and third-party partners. Although Kenvue has entered into transitional agreements with Johnson & Johnson in connection with the Separation, these arrangements do not fully capture the benefits that Kenvue enjoyed as a result of being integrated with Johnson & Johnson, and the costs Kenvue incurs as an independent, publicly traded company may significantly exceed comparable costs Kenvue would have incurred as part of Johnson & Johnson.
Kenvue’s unaudited pro forma condensed consolidated statement of operations included in this prospectus have been presented for illustrative and informational purposes only. The unaudited pro forma condensed consolidated financial data may not necessarily reflect what Kenvue’s financial condition, results of operations or cash flows would have been had Kenvue been an independent, publicly traded company during the periods presented. In addition, the unaudited pro forma condensed consolidated financial data may not necessarily reflect what Kenvue’s financial condition, results of operations and cash flows may be in the future. The unaudited pro forma condensed consolidated financial data is based upon available information and assumptions that Kenvue believes are reasonable and supportable. Actual results, however, may vary.
For additional information about the past financial performance of Kenvue’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma condensed consolidated financial statements of Kenvue’s business included in this prospectus, see “Unaudited Pro Forma Condensed Consolidated Statement of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Kenvue’s audited combined financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Kenvue may not achieve some or all of the expected benefits of the Separation, and the Separation could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or the benefits may be delayed or not occur at all. Kenvue expects that the Separation will improve its strategic and operational flexibility, increase the focus of its management team on its business operations, allow Kenvue to adopt the capital structure, investment policy and dividend policy best suited to its financial profile and business needs, provide Kenvue with its own equity to facilitate acquisitions and enable potential investors to invest directly in its business.
Kenvue may not achieve these and other anticipated benefits of the Separation for a variety of reasons, including:
•the Separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Kenvue’s business;
•Kenvue may be more susceptible to economic downturns and other adverse events than it was prior to the Separation;
•Kenvue’s business will be less diversified than Johnson & Johnson’s businesses prior to the Separation;
•the cost of capital for Kenvue’s business may be higher than Johnson & Johnson’s cost of capital prior to the Separation;
•certain costs and liabilities that were otherwise less significant to Johnson & Johnson as a whole will be more significant to Kenvue as a standalone company;
•Kenvue’s business will experience a loss of corporate brand identity, historical market reputation, economies of scale, purchasing power and access to certain financial, managerial and professional resources from which Kenvue benefited prior to the Separation;
•to preserve the tax-free treatment for U.S. federal income tax purposes to Johnson & Johnson of certain steps of the Distribution (as defined in “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Separation Agreement”), Kenvue’s ability to pursue certain strategic transactions may be restricted; and
•other actions required to separate the respective businesses could disrupt Kenvue’s operations.
If Kenvue fails to achieve some or all of the benefits expected to result from the Separation, or if the benefits are delayed, Kenvue’s business, results of operations or financial condition could be adversely affected.

Kenvue’s rebranding strategy in connection with the Separation will involve substantial costs and may not produce the intended benefits if it is not favorably received by Kenvue’s consumers, customers or third-party partners. In addition, Kenvue’s continued use of legacy Johnson & Johnson branding, including the “Johnson’s” brand, could adversely affect Kenvue’s reputation.
Kenvue cannot predict with certainty the effect that the Separation will have on its brands and reputation. Although Kenvue typically relies on product branding more than corporate branding for marketing purposes, Kenvue has historically been able to capitalize on Johnson & Johnson’s market reputation, performance and brand identity as part of Kenvue’s relationships with consumers, customers and third-party partners. In connection with the Separation, Kenvue has incurred, and will continue to incur, substantial costs to rebrand the company as “Kenvue” and change the branding and trade dress for certain of Kenvue’s products around the world. Successful promotion of this rebranding will depend on the effectiveness of Kenvue’s marketing efforts and Kenvue’s ability to continue to provide reliable products to consumers and customers during the course of Kenvue’s transition to becoming an independent, publicly traded company. Kenvue has invested, and will continue to invest, significant resources to promote its new branding, but Kenvue cannot predict with certainty how these marketing efforts will be received, and Kenvue cannot assure you that it will be able to achieve or maintain brand recognition or status under any new names and marks at a level that is comparable to the recognition and status Kenvue historically enjoyed as part of Johnson & Johnson. If Kenvue’s rebranding strategy does not produce the intended benefits, Kenvue’s ability to retain existing consumers, customers and third-party partners and continue to attract new consumers, customers and third-party partners could be impacted, which could adversely affect Kenvue’s business, results of operations or financial condition. See “—Risks Related to Kenvue’s Business and Industry—If Kenvue’s marketing efforts are not successful, Kenvue’s business, results of operations or financial condition could be adversely affected.”
In addition, Kenvue’s continued use of legacy Johnson & Johnson branding could adversely affect Kenvue’s reputation. In connection with the Separation, Johnson & Johnson has transferred ownership of the intellectual property rights related to the “Johnson’s” brand to Kenvue, unless prohibited by law in a particular jurisdiction (in which case Johnson & Johnson has granted to Kenvue an irrevocable, exclusive (even as to Johnson & Johnson), sublicensable, non-assignable (subject to certain exceptions), royalty-free and fully paid up license to use the applicable intellectual property rights). Kenvue has continued to use the “Johnson’s” brand even following the completion of the Kenvue IPO. Furthermore, pursuant to the Trademark Phase-Out License Agreement, Johnson & Johnson has granted to Kenvue a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up worldwide license to use certain intellectual property rights retained by Johnson & Johnson that Kenvue used in the conduct of its business prior to the Separation, including the “Johnson & Johnson” name and signature and other legacy Johnson & Johnson branding. This license permits Kenvue to make ongoing use of certain variations of the legacy Johnson & Johnson branding for terms of varying duration, ranging from one year to ten years following the Separation, based on Kenvue’s particular use of the legacy Johnson & Johnson branding. For example, the license to use legacy Johnson & Johnson branding on internal or external product packaging and labels will terminate within five years from the completion of the Kenvue IPO, subject to extension for an additional three years if, at such termination date, Kenvue continues to make use of such legacy Johnson & Johnson branding despite commercially reasonable efforts to terminate use. See “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Trademark Agreements—Trademark Phase-Out License Agreement.”
As a result of this continued use of the legacy Johnson & Johnson branding, there is a risk that conduct or events adversely affecting Johnson & Johnson’s reputation could also adversely affect Kenvue’s reputation or the reputation of its brands. Moreover, the licenses to the legacy Johnson & Johnson branding include quality control provisions obligating Kenvue and any sublicensees to remain in compliance with applicable law and quality standards. Failure by Kenvue or any sublicensees to comply with these obligations could potentially result in termination of the licenses, which could adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue has incurred and will continue to incur significant charges in connection with the Separation and incremental costs as an independent, publicly traded company.
Kenvue expects the separation process to continue to be complex, time-consuming and costly. Kenvue needs to establish or expand its own corporate functions, including facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. Kenvue also needs to make investments or hire additional employees to operate without the same access to Johnson & Johnson’s existing operational and administrative infrastructure. Kenvue expects to incur one-time costs to replicate, or outsource from other providers, these corporate functions to replace the corporate services that Johnson & Johnson historically provided to Kenvue prior to the Separation. Any failure or significant downtime in Kenvue’s own financial, administrative or other support systems, or in the Johnson & Johnson financial, administrative or other support systems during the transitional period during which Johnson & Johnson provides Kenvue with support, could adversely affect Kenvue’s business, results of operations or financial condition, such as by preventing Kenvue from paying its suppliers and employees, executing business combinations and foreign currency transactions, or performing administrative or other services on a timely basis. Due to the scope and complexity of the underlying projects related to the Separation, the amount of total costs could be materially higher than Kenvue’s estimate, and the timing of the incurrence of these costs is subject to change.
In particular, Kenvue’s day-to-day business operations, including a significant portion of the communications among Kenvue’s customers, manufacturers, suppliers and other third-party partners, rely on IT Systems. Johnson & Johnson’s IT Systems are complex and Kenvue expects the transfer of IT Systems from Johnson & Johnson to Kenvue to continue to be complex, time-consuming and costly. There is also a risk of data loss in the process of transferring IT Systems. As a result of Kenvue’s reliance on IT Systems, the cost of the information technology integration and transfer and any loss of key data could have an adverse effect on Kenvue’s business, results of operations or financial condition.
In addition, Kenvue’s combined financial statements include the assets, liabilities, net sales and expenses that management has determined are specifically or primarily identifiable to Kenvue, as well as direct and indirect costs that are attributable to Kenvue’s operations. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates. Indirect costs have been allocated to Kenvue for the purposes of preparing Kenvue’s historical combined financial statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on net sales, headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by Kenvue during the periods presented, depending on the nature of the services received. The value of the assets and liabilities Kenvue assumes in connection with the Separation could ultimately be materially different than these attributions, which could adversely affect Kenvue’s business, results of operations or financial condition.
The transfer of certain assets and liabilities from Johnson & Johnson to Kenvue contemplated by the Separation will not be completed prior to the completion of the Exchange Offers.
The Separation Agreement provides that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents and for other business reasons, Kenvue and Johnson & Johnson will defer until after the completion of the Kenvue IPO certain transfers of assets and assumptions of liabilities of businesses in certain jurisdictions. For example, the assets and liabilities of Kenvue’s operations in China, Malaysia and Russia were not transferred to Kenvue prior to the completion of the Kenvue IPO and are not expected to be transferred to Kenvue prior to the completion of the Exchange Offers. See “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”
The Separation Agreement provides that Kenvue and Johnson & Johnson will use their respective reasonable best efforts to effect any transfer that is not completed prior to the completion of the Kenvue IPO as promptly following the completion of the Kenvue IPO as reasonably practicable and that, prior to such transfer, the net profits or losses from the operation of such business will, to the extent reasonably practicable and permitted by applicable law, be provided to Kenvue. Nevertheless, these arrangements may introduce additional complexities to Kenvue’s business. Kenvue cannot assure you that any transfer that is not completed prior to the completion of the Exchange Offers will occur promptly following the completion of the Exchange Offers, or at all, including if Kenvue is not able to obtain necessary governmental approvals or other consents or if there are any unanticipated developments or changes, including changes in laws or regulations, or that Johnson & Johnson will operate such businesses as Kenvue would have. Further, effecting the transfers could require more resources than expected, including out-of-pocket costs and expenses and internal management and employee time and resources, which could adversely affect Kenvue’s business, results of operations or financial condition. In the event transfers are significantly delayed or do not occur, Kenvue may not realize all of the anticipated benefits of the Separation, which could adversely affect Kenvue’s business, results of operations or financial condition.
The transfer of certain contracts and other assets and rights from Johnson & Johnson to Kenvue may require the consents or approvals of third parties and governmental authorities, and failure to obtain these consents or approvals could adversely affect Kenvue’s business, results of operation or financial condition.
The Separation Agreement provides for the transfer of certain contracts, permits, licenses and other assets and rights, in whole or in part, from Johnson & Johnson to Kenvue in connection with the Separation. The transfer of certain of these contracts, permits, licenses and other assets and rights may require consents or approvals of, or provide other rights to, third parties or governmental authorities. In addition, in some circumstances, Kenvue and Johnson & Johnson are joint beneficiaries of contracts, and Kenvue and Johnson & Johnson may need to obtain the consents of third parties in order to split or separate the existing contracts or the relevant portion of the existing contracts between Kenvue and Johnson & Johnson.
Kenvue expects that certain required consents or approvals will not be obtained prior to the completion of the Exchange Offers, or at all. Some third parties may use consent or approval requirements or other rights in connection with the Separation to seek to terminate contracts, obtain more favorable pricing or other contractual terms from Kenvue or require Kenvue to provide assurance regarding its financial stability as an independent, publicly traded company by obtaining letters of credit or other forms of credit support. If Kenvue is unable to obtain required consents or approvals, Kenvue may not receive certain benefits, permits, assets, licenses and contractual commitments that are intended to be allocated to Kenvue as part of the Separation, and Kenvue may be required to seek alternative arrangements to obtain these benefits, permits, assets, licenses and contractual commitments, which may be more costly or of lower quality. The termination or modification of contracts or failure to complete the transfer of contracts, permits, licenses and other assets and rights to Kenvue on a timely basis, or at all, could adversely affect Kenvue’s business, results of operations or financial condition.
The assets that Kenvue acquires from Johnson & Johnson in the Separation may not be sufficient for Kenvue to operate as an independent, publicly traded company, and Kenvue may experience difficulty in separating its assets from Johnson & Johnson.
Because Kenvue has not operated as an independent, publicly traded company in the past, Kenvue may need to acquire assets in addition to those transferred by Johnson & Johnson to Kenvue in connection with the Separation. Kenvue may also face difficulty in separating Kenvue’s assets from Johnson & Johnson’s assets and integrating newly acquired assets into Kenvue’s business. The Separation is complex in nature and unanticipated developments or changes, including changes to applicable laws or regulations (or interpretations thereof), required consents or approvals, or other challenges in executing the Separation, could delay or prevent the completion of certain aspects of the Separation, require more resources than expected (including out-of-pocket costs and expenses and internal management and employee time and resources) or cause the Separation to occur on terms or conditions that are different or less favorable to Kenvue than expected. Kenvue’s business, results of operations or financial condition could be adversely affected if Kenvue has difficulty operating as an independent, publicly traded company, fails to acquire assets that prove to be important to Kenvue’s operations or incurs unexpected costs in separating Kenvue’s assets from Johnson & Johnson’s assets or integrating newly acquired assets.
Johnson & Johnson may fail to perform under the Transition Manufacturing Agreement, or Kenvue may fail to have replacement manufacturing arrangements in place when the Transition Manufacturing Agreement expires.
Johnson & Johnson has agreed to provide Kenvue with certain manufacturing services pursuant to the Transition Manufacturing Agreement for a transitional period following the completion of the Kenvue IPO. These services consist of supplying Kenvue with specified products, or components thereof, including Tylenol, Zyrtec, Motrin, Benadryl and other OTC products, for terms of varying duration following the Separation. Kenvue relies on Johnson & Johnson to satisfy its manufacturing obligations during the applicable term for each product subject to the

Transition Manufacturing Agreement. Failure by Johnson & Johnson to perform these obligations, or any delay in or disruption to Johnson & Johnson’s ability to perform these obligations, could adversely affect Kenvue’s ability to timely deliver quality products to consumers and customers in necessary quantities, hinder sales of the applicable products, damage Kenvue’s reputation or the reputation of Kenvue’s brands or otherwise adversely affect Kenvue’s business, results of operations or financial condition, potentially for an extended period of time. Furthermore, pursuant to the Transition Manufacturing Agreement, Johnson & Johnson has agreed to perform the manufacturing services for Kenvue in a manner consistent with the past practice of its business. As a result, Kenvue’s operational flexibility to implement changes with respect to these services or the amounts Kenvue pays for them is limited, and Kenvue may not be able to implement changes in a manner desirable to Kenvue.
The services that Johnson & Johnson has agreed to provide to Kenvue pursuant to the Transition Manufacturing Agreement are transitional in nature. Upon the expiration of the term for each product subject to the Transition Manufacturing Agreement, Kenvue will be required to transition the manufacturing services for such product to Kenvue’s own internal organization or to obtain alternative third-party sources to provide these services. Transitioning these services from Johnson & Johnson to Kenvue or one or more third parties will be a complex, time-consuming and costly process, and could increase the risk of manufacturing defects or quality control issues. Furthermore, to the extent Kenvue decides to engage one or more third parties to provide these services to Kenvue in the future, Kenvue could encounter additional risks associated with reliance on third parties. See “—Risks Related to Kenvue’s Operations—Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.” If Kenvue does not have its own manufacturing operations, or comparable agreements with alternative third-party sources, in place when the Transition Manufacturing Agreement expires, Kenvue’s business, results of operations or financial condition could be adversely affected, including in the manner described in the preceding paragraph.
Johnson & Johnson may fail to perform under the Transition Services Agreement, or Kenvue may fail to have replacement systems and services in place when the Transition Services Agreement expires.
Johnson & Johnson has agreed to provide Kenvue with services related to certain historically shared functions pursuant to the Transition Services Agreement for a transitional period following the completion of the Kenvue IPO. These services, which include certain information technology, supply chain, human resources, medical safety, finance, regulatory, sales and marketing, research and development, real estate, legal operations, government affairs, distribution and tax services, will be provided for terms of varying duration following the completion of Separation. Kenvue will rely on Johnson & Johnson to satisfy its obligations during the term of the Transition Services Agreement. Failure by Johnson & Johnson to perform these obligations, or any delay in or disruption to Johnson & Johnson’s ability to perform these obligations, could increase Kenvue’s costs of procuring these services, result in system or service interruptions, divert Kenvue’s management’s focus or otherwise adversely affect Kenvue’s business, results of operations or financial condition, potentially for an extended period of time. Furthermore, pursuant to the Transition Services Agreement, Johnson & Johnson has agreed to perform the services for Kenvue in a manner consistent with the past practice of its business. As a result, Kenvue’s operational flexibility to implement changes with respect to these services or the amounts it pays for them will be limited, and Kenvue may not be able to implement changes in a manner desirable to Kenvue. In addition, Kenvue has historically received informal support from Johnson & Johnson, which may not be addressed in the Transition Services Agreement. The level of this informal support will diminish or be eliminated now that the completion of the Kenvue IPO has occurred.
The services that Johnson & Johnson has agreed to provide to Kenvue pursuant to the Transition Services Agreement are transitional in nature. Kenvue is in the process of creating Kenvue’s own, or engaging alternative third-party sources to provide, systems and services to replicate or replace many of the systems and services that Johnson & Johnson currently provides to Kenvue. However, Kenvue may not be able to successfully replicate or replace these services or obtain the services at the same or better quality, at the same or lower costs or otherwise on the same or more favorable terms and conditions from third parties. For example, implementing Kenvue’s own information technology framework will be a complex, time-consuming and costly process, and could make Kenvue more vulnerable to cyberattacks, network disruptions or other information security or cybersecurity incidents. Furthermore, to the extent Kenvue decides to engage one or more third parties to provide these services to Kenvue in the future, Kenvue could encounter additional risks associated with reliance on third parties. See “—Risks Related to

Kenvue’s Operations—Kenvue relies on third parties in many aspects of its business, including to manufacture certain of its products, which exposes Kenvue to additional risks that could adversely affect Kenvue’s business, results of operations or financial condition.” If Kenvue does not have its own systems and services, or comparable agreements with alternative third-party sources, in place when the Transition Services Agreement expires, Kenvue’s business, results of operations or financial condition could be adversely affected, including in the manner described in the preceding paragraph.
Certain of Kenvue’s executive officers and directors may have actual or potential conflicts of interest because of their equity interest in Johnson & Johnson. Also, certain of Johnson & Johnson’s current executive officers continue to serve as Kenvue’s directors, which may create conflicts of interest or the appearance of conflicts of interest.
Because of their current or former positions with Johnson & Johnson, certain of Kenvue’s executive officers and directors own equity interests in Johnson & Johnson. Continuing ownership of shares of Johnson & Johnson common stock and equity awards could create, or appear to create, actual or potential conflicts of interest if Kenvue and Johnson & Johnson face decisions that could have implications for both companies. In addition, certain of Johnson & Johnson’s current executive officers continue to serve as Kenvue’s directors, and this could create, or appear to create, actual or potential conflicts of interest when Kenvue and Johnson & Johnson encounter opportunities or face decisions that could have implications for both companies or in connection with the allocation of such directors’ time between Kenvue and Johnson & Johnson. These actual or potential conflicts of interest could arise, for example, over matters such as the desirability of changes in Kenvue’s business and operations, funding and capital matters, regulatory matters, matters arising with respect to the Separation Agreement and other agreements with Johnson & Johnson relating to the Separation or otherwise, employee retention or recruiting or Kenvue’s dividend policy.
Provisions relating to certain relationships and transactions in Kenvue’s amended and restated certificate of incorporation address certain actual or potential conflicts of interest between Kenvue, on the one hand, and Johnson & Johnson and its directors, officers or employees who are Kenvue’s directors, officers or employees on the other hand. For example, Kenvue renounces any interest or expectancy in any corporate opportunities that are presented to Kenvue’s directors, officers or employees who are also directors, officers or employees of Johnson & Johnson, and such director, officer or employee will have no duty to communicate or present such corporate opportunity to Kenvue, in each case so long as such corporate opportunity was not expressly offered to such person solely in their capacity as Kenvue’s director or officer. Although these provisions are designed to resolve certain conflicts of interest between Kenvue and Johnson & Johnson fairly, Kenvue cannot assure you that any conflicts of interest will be so resolved.
Potential indemnification obligations to Johnson & Johnson in connection with the Separation could adversely affect Kenvue’s business, results of operations or financial condition.
The Separation Agreement provides for indemnification obligations (for uncapped amounts, reduced by any insurance proceeds or other third-party proceeds that the party being indemnified receives) designed to make Kenvue financially responsible for substantially all liabilities, subject to certain exceptions, that may exist relating to its business activities, whether incurred prior to or following the completion of the Kenvue IPO. In addition, Kenvue has agreed to indemnify Johnson & Johnson under certain additional circumstances pursuant to certain other agreements Kenvue has entered into with Johnson & Johnson in connection with the Separation. If Kenvue is required to indemnify Johnson & Johnson under the circumstances set forth in these agreements, Kenvue may be subject to substantial liabilities, which could adversely affect Kenvue’s business, results of operations or financial condition.
In connection with the Separation, Johnson & Johnson agreed to indemnify Kenvue for certain liabilities. However, Kenvue cannot assure you that the indemnity will be sufficient to protect Kenvue against the full amount of such liabilities or that Johnson & Johnson’s ability to satisfy its indemnification obligation will not be impaired in the future.
Pursuant to the Separation Agreement and certain other agreements Kenvue has entered into with Johnson & Johnson in connection with the Separation, Johnson & Johnson agreed to indemnify Kenvue for certain liabilities. However, third parties could also seek to hold Kenvue responsible for any of the liabilities that Johnson & Johnson has agreed to retain, including Talc-Related Liabilities, and Kenvue cannot assure you that the indemnity from Johnson & Johnson will be sufficient to protect Kenvue against the full amount of such liabilities, or that Johnson & Johnson will be able to fully satisfy its indemnification obligations. In addition, pursuant to the Separation Agreement, Johnson & Johnson’s self-funded insurance policies will not be available to Kenvue, and Johnson & Johnson’s third-party insurance policies may not be available to Kenvue, for liabilities associated with occurrences of indemnified liabilities prior to the Separation, and in any event Johnson & Johnson’s insurers may deny coverage to Kenvue for liabilities associated with certain occurrences of indemnified liabilities prior to the Separation. Moreover, even if Kenvue ultimately succeeds in recovering from Johnson & Johnson or its insurance providers any amounts for which Kenvue is held liable, Kenvue may be temporarily required to bear these losses. The occurrence of any of these events could adversely affect Kenvue’s business, results of operations or financial condition.
Although under the Tax Matters Agreement the amount of Kenvue’s tax sharing payments to Johnson & Johnson following the completion of the Kenvue IPO will generally be determined based upon the amount of tax attributable to the Consumer Health Business for periods prior to the date of the Distribution, Kenvue nevertheless will have joint and several liability with Johnson & Johnson for the consolidated U.S. federal income taxes of the Johnson & Johnson consolidated group.
Kenvue will be included in the U.S. federal consolidated group tax return, and certain other combined or similar group tax returns, with Johnson & Johnson through the date of the Distribution. Under the Tax Matters Agreement, Johnson & Johnson will generally make all necessary tax payments to the relevant tax authorities with respect to Johnson & Johnson group tax returns, and Kenvue will make tax sharing payments to Johnson & Johnson, the amount of which will generally be determined based upon the amount of tax attributable to the Consumer Health Business.
For taxable periods that begin on or after the day after the date of the Distribution, Kenvue will no longer be included in any Johnson & Johnson group tax returns and Kenvue will file tax returns that include only Kenvue or its subsidiaries, as appropriate. Kenvue will not be required to make tax sharing payments to Johnson & Johnson for those taxable periods. Nevertheless, Kenvue has joint and several liability with Johnson & Johnson to the IRS for the consolidated U.S. federal income taxes of the Johnson & Johnson consolidated group for the taxable periods in which Kenvue was part of the Johnson & Johnson consolidated group. See “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Tax Matters Agreement.”
Kenvue may have received better terms from unaffiliated third parties than the terms Kenvue will receive in Kenvue’s agreements with Johnson & Johnson.
The agreements Kenvue has entered into with Johnson & Johnson in connection with the Separation, including the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Agreement, the Trademark Agreements, the Transition Services Agreement, the Transition Manufacturing Agreement, the Registration Rights Agreement, the Reverse Transition Services Agreement and the Data Transfer and Sharing Agreement, were prepared in the context of Kenvue’s separation from Johnson & Johnson while Kenvue was still part of Johnson & Johnson. Accordingly, during the period in which these agreements were prepared, Kenvue did not have a separate or independent board of directors or a management team that was separate from or independent of Johnson & Johnson. The terms of these agreements, including the fees charged for services provided under these agreements, were primarily determined by Johnson & Johnson and, as a result, may not necessarily reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties or from arm’s-length negotiations between Johnson & Johnson and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction.
Kenvue may be affected by significant restrictions, including its ability to engage in certain corporate transactions for a two-year period after the Split-Off in order to avoid triggering significant tax-related liabilities.
To preserve the tax-free treatment of certain steps of the Separation and the Split-Off for U.S. federal income tax purposes, Kenvue is restricted under the Tax Matters Agreement, dated as of May 3, 2023, by and between Kenvue and Johnson & Johnson, from taking certain actions that would prevent certain steps of the Separation and the Split-Off from being tax-free for U.S. federal income tax purposes. Under the Tax Matters Agreement, for the two-year period following the completion of the Separation and the Split-Off, Kenvue will be subject to specific restrictions on its ability to enter into acquisition, merger, liquidation, sale and stock redemption transactions with respect to its stock. These restrictions may limit Kenvue’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its shareholders or that might increase the value of its business. These restrictions will not limit the acquisition of other businesses by Kenvue for cash consideration. In addition, under the Tax Matters Agreement, Kenvue will generally be required to indemnify Johnson & Johnson against certain tax liabilities that may result from the acquisition of its stock or assets, even if Kenvue does not participate in or otherwise facilitate the acquisition. Furthermore, Kenvue will be subject to specific restrictions on discontinuing the active conduct of its trade or business, the issuance or sale of stock or other securities (including securities convertible into its stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These restrictions may reduce Kenvue’s strategic and operating flexibility. See “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Tax Matters Agreement.”
Risks Related to the Exchange Offers and the Exchange Notes
If you fail to exchange your Original Notes, they will continue to be restricted securities and may become less liquid.
Original Notes that you do not tender or that Kenvue does not accept will, following the Exchange Offers, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities law. Kenvue will issue Exchange Notes in exchange for the Original Notes pursuant to the Exchange Offers only following the satisfaction of the procedures and conditions set forth in “The Exchange Offers—Conditions” and “The Exchange Offers—Procedures for Tendering Original Notes”. These procedures and conditions include timely receipt by the exchange agent of such Original Notes (or a confirmation of book-entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from DTCC).
Your ability to sell your Original Notes may be significantly more limited and the price at which you may be able to sell your Original Notes may be significantly lower if you do not exchange them for registered Exchange Notes in the Exchange Offers.
To the extent that Original Notes are exchanged in the Exchange Offers, the trading market for the Original Notes that remain outstanding may be significantly more limited. As a result, the liquidity of the Original Notes not tendered for exchange in the Exchange Offers could be adversely affected. The extent of the market for Original Notes will depend upon a number of factors, including the number of holders of Original Notes remaining outstanding and the interest of securities firms in maintaining a market in the Original Notes. An issue of securities with a similar outstanding market value available for trading, which is called the “float,” may command a lower price than would be comparable to an issue of securities with a greater float. As a result, the market price for Original Notes that are not exchanged in the Exchange Offers may be affected adversely to the extent that Original Notes exchanged in the Exchange Offers reduce the float. The reduced float also may make the trading price of the Original Notes that are not exchanged more volatile.
If you are a broker-dealer, your ability to transfer the Exchange Notes may be restricted.
A broker-dealer that acquired the Original Notes for its own account as a result of market-making activities or other trading activities must comply with the prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes. Kenvue’s obligation to make this prospectus available to broker-dealers is limited. Consequently, Kenvue cannot guarantee that a proper prospectus will be available to broker-dealers wishing to resell their Exchange Notes.
Some holders who exchange their Original Notes may be deemed to be underwriters, and these holders will be required to comply with the registration and prospectus delivery requirements in connection with any resale transaction.
If you exchange your Original Notes in the Exchange Offers for the purpose of participating in a distribution of the Exchange Notes, you may be deemed to have received restricted securities and, if so, will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
Kenvue will not accept your Original Notes for exchange if you fail to follow the procedures for the Exchange Offers and, as a result, your Original Notes will continue to be subject to existing transfer restrictions and you may not be able to sell your Original Notes.
Kenvue will issue Exchange Notes as part of the Exchange Offers only after a timely receipt of your Original Notes and all other required documents. Therefore, if you want to tender your Original Notes, please allow sufficient time to ensure timely delivery. If Kenvue does not receive your Original Notes and other required documents by the expiration date of the Exchange Offers, Kenvue will not accept your Original Notes for exchange. Kenvue is under no duty to give notification of defects or irregularities with respect to the tenders of Original Notes for exchange. If there are defects or irregularities with respect to your tender of Original Notes, Kenvue will not accept your Original Notes for exchange. See “The Exchange Offers.”
There are currently no markets for the Exchange Notes, and active trading markets may not develop for the Exchange Notes.
The Exchange Notes are new issues of securities for which there are no established trading markets. Kenvue does not intend to have the Exchange Notes listed on any national securities exchange or to arrange for quotation on any automated dealer quotation systems. Active trading markets for the Exchange Notes may not develop or be sustained, and Kenvue cannot assure you as to the liquidity of any market that does develop. In addition, the liquidity of the trading markets in the Exchange Notes, if it develops, and the market price quoted for the Exchange Notes may be adversely affected by changes in the overall market for securities and by changes in Kenvue’s financial performance or prospects or changes in the financial performance or prospects of companies in Kenvue’s industry. You may not be able to sell your Exchange Notes at a particular time, and the price that you receive when you sell may not be favorable.
Kenvue has debt obligations that could adversely affect Kenvue’s business, results of operations or financial condition.
In connection with the Separation, Kenvue has entered into certain financing arrangements, including the Commercial Paper Program and the Revolving Credit Facility (each, as defined in “Description of Certain Indebtedness”). In addition, Kenvue may incur additional indebtedness in the future. This indebtedness may have important, adverse consequences to Kenvue and its investors, including:
•requiring a substantial portion of Kenvue’s cash flow from operations to make interest payments;
•making it more difficult to satisfy Kenvue’s obligations with respect to the notes and other debt;
•increasing the risk of a future credit ratings downgrade of Kenvue’s debt, which could increase future debt costs and limit the future availability of debt financing;
•increasing Kenvue’s vulnerability to general adverse economic and industry conditions;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow Kenvue’s business;
•limiting Kenvue’s ability to pay dividends;
•limiting Kenvue’s flexibility in planning for, or reacting to, changes in its business and industry; and
•limiting Kenvue’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends or repurchase shares of Kenvue’s common stock.
The risks described above will increase with the amount of indebtedness Kenvue incurs in the future. Furthermore, to the extent Kenvue’s indebtedness bears interest at variable rates, Kenvue’s ability to borrow additional funds may be reduced and the risks described above would intensify if these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in Kenvue’s creditworthiness. In addition, Kenvue’s actual cash requirements in the future may be greater than expected. Kenvue’s cash flow from operations may not be sufficient to service its outstanding debt or to repay the outstanding debt as it becomes due, and Kenvue may not be able to borrow money, sell assets or otherwise raise funds on acceptable terms, or at all, to service or refinance its debt.
The Exchange Notes will be unsecured and therefore will be effectively subordinated to any future secured debt Kenvue may incur.
The Exchange Notes will not be secured. As a result, the Exchange Notes will be effectively subordinated to any future secured indebtedness that Kenvue may incur to the extent of the value of the assets securing such indebtedness. In the event of Kenvue’s bankruptcy, liquidation, reorganization or other winding up, any of Kenvue’s assets that secure such debt would be available to pay obligations on the Exchange Notes only after the secured debt had been repaid in full from these assets. There may not be sufficient assets remaining to pay amounts due on any or all of the Exchange Notes then outstanding. In addition, if Kenvue or its subsidiaries fail to meet payment or other obligations under any such future secured indebtedness, the holders of that secured indebtedness would be entitled to foreclose on Kenvue’s assets securing that secured debt and liquidate those assets. Accordingly, Kenvue may not have sufficient funds to pay amounts due on the Exchange Notes. As a result, you may lose a portion of or the entire value of your investment in the Exchange Notes. As of the date of this prospectus, Kenvue does not have any secured indebtedness.
There are limited covenants in the Indenture governing the Exchange Notes.
The Indenture governing the Exchange Notes contains limited covenants, including those restricting Kenvue’s ability and certain of its subsidiaries’ ability to incur certain debt secured by liens and engage in sale and leaseback transactions. The limitations on incurring debt secured by liens and sale and leaseback transactions contain certain exceptions. In addition, neither Kenvue nor any of its subsidiaries are restricted from incurring additional unsecured debt or other liabilities, including additional senior debt, under the Indenture governing the Exchange Notes. If Kenvue incurs additional debt or liabilities, Kenvue’s ability to pay its obligations on the Exchange Notes could be adversely affected. Kenvue expects that it will from time to time incur additional debt and other liabilities. In addition, Kenvue is not restricted under the Indenture governing the Exchange Notes from paying dividends or issuing or repurchasing Kenvue’s securities. Kenvue is also not required to repurchase the Exchange Notes in the event of a change in control. There are no financial covenants in the Indenture governing the Exchange Notes. However, there may be financial covenants in the agreements governing Kenvue’s future indebtedness. You are not protected under the Indenture governing the Exchange Notes in the event of a highly leveraged transaction, reorganization, default under Kenvue’s existing indebtedness, restructuring, merger or similar transaction that may adversely affect you, except to the extent described under “Description of the Exchanges Notes—Consolidation, merger and sale of assets.”
Kenvue is a holding company and Kenvue’s only material assets are its equity interests in its subsidiaries. As a consequence, Kenvue depends on the ability of its subsidiaries to pay dividends and make other payments and distributions to Kenvue in order to meet its obligations under the Exchange Notes.
Kenvue is a holding company with limited direct business operations. Kenvue’s subsidiaries own substantially all of its assets and conduct substantially all of its operations. Dividends from Kenvue’s subsidiaries and permitted payments to Kenvue under arrangements with its subsidiaries are Kenvue’s principal sources of cash to meet its obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. None of Kenvue’s subsidiaries are under any direct obligation to pay or otherwise fund amounts due on the Exchange Notes, whether in the form of dividends, distributions, loans or other payments to Kenvue. Kenvue’s subsidiaries, including certain subsidiaries organized outside the United States, may not be able to, or may not be permitted to, pay dividends or make distributions to enable Kenvue to meet its obligations. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax and contractual restrictions may limit Kenvue’s ability to obtain cash from its subsidiaries. If the cash Kenvue receives from its subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of Kenvue’s obligations, or if a subsidiary is unable to pay future dividends or distributions to Kenvue to meet its obligations, Kenvue may be required to raise cash through, among other things, the incurrence of additional debt (including convertible or exchangeable debt), the sale of assets or the issuance of equity. Kenvue’s liquidity and capital position are highly dependent on the performance of its subsidiaries and their ability to pay future dividends and distributions to Kenvue as anticipated. The evaluation of future dividend sources and Kenvue’s overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change. Kenvue’s inability to generate sufficient cash flows to satisfy its debt obligations, or to refinance its indebtedness on commercially reasonable terms or at all, could adversely affect Kenvue’s business, results of operations or financial condition and Kenvue’s ability to satisfy its obligations under its indebtedness or pay dividends on its common stock. Kenvue cannot assure you that the agreements governing the current and future indebtedness of its subsidiaries will permit Kenvue’s subsidiaries to provide Kenvue with sufficient dividends, distributions or loans to fund payments on the Exchange Notes when due.
Kenvue may redeem your Exchange Notes at Kenvue’s option, which may adversely affect your return.
Kenvue may redeem the Exchange Notes, in whole or in part, at Kenvue’s option at any time or from time to time at the applicable redemption prices described in this prospectus. Prevailing interest rates at the time Kenvue redeems the Exchange Notes may be lower than the interest rate on the Exchange Notes. As a result, you may not be able to reinvest the redemption proceeds in a comparable security at an interest rate equal to or higher than the interest rate on the Exchange Notes. See “Description of the Exchange Notes—Optional redemption” for a more detailed description of the conditions under which Kenvue may redeem the Exchange Notes.
Kenvue’s credit ratings may not reflect all risks of your investment in the Exchange Notes, and changes in Kenvue’s credit ratings may adversely affect the value of the Notes.
Any credit ratings assigned or that will be assigned to the Exchange Notes are limited in scope, and do not address all material risks relating to an investment in the Exchange Notes, but rather reflect only the view of each rating agency at the time the rating is issued. An explanation of the significance of such rating may be obtained from such rating agency. Kenvue cannot assure you that such credit ratings will remain in effect for any given period of time or that a rating will not be lowered, suspended or withdrawn entirely by the applicable rating agencies, if, in such rating agency’s judgment, circumstances so warrant.
Agency credit ratings are not a recommendation to buy, sell or hold any security. Each agency’s rating should be evaluated independently of any other agency’s rating. Actual or anticipated changes or downgrades in Kenvue’s credit ratings, including any announcement that its ratings are under further review for a downgrade, could affect the market value of the Exchange Notes and increase Kenvue’s corporate borrowing costs.
Moreover, any ratings assigned to the Exchange Notes could be lowered, suspended or withdrawn entirely by the rating agencies if, in each rating agency’s judgment, circumstances warrant. Actual or anticipated changes or downgrades Kenvue’s credit ratings, including any announcement that Kenvue’s ratings are under further review for a downgrade, could affect the market value of the Exchange Notes.

USE OF PROCEEDS
We will not receive any cash proceeds from the issuance of the Exchange Notes pursuant to the Exchange Offers. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange a like principal amount of Original Notes, the terms of which are identical in all material respects to the Exchange Notes, except that the Exchange Notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the registration rights agreement. The Original Notes surrendered in exchange for the Exchange Notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the Exchange Notes will not result in any change in our capitalization.

THE EXCHANGE OFFERS
Purpose of the Exchange Offers; Registration Rights
On March 22, 2023, the Company issued $750,000,000 aggregate principal amount of the 2025 Original Notes, $750,000,000 aggregate principal amount of the 2026 Original Notes, $1,000,000,000 aggregate principal amount of the 2028 Original Notes, $1,000,000,000 aggregate principal amount of the 2030 Original Notes, $1,250,000,000 aggregate principal amount of the 2033 Original Notes, $750,000,000 aggregate principal amount of the 2043 Original Notes, $1,500,000,000 aggregate principal amount of the 2053 Original Notes and $750,000,000 aggregate principal amount of the 2063 Original Notes in a private placement. In connection with the sale of the Original Notes, the Company entered into a registration rights agreement with the representatives of the initial purchasers. In the registration rights agreement, the Company agreed to, at its expense, for the benefit of the holders of the Original Notes:
•use its commercially reasonable efforts to (i) file a registration statement with respect to a registered offer to exchange each series of Original Notes for Exchange Notes, and (ii) cause such exchange offer registration statement to be declared effective under the Securities Act within 420 days after the issue date of the Original Notes;
•as soon as practicable after such exchange offer registration statement is declared effective, offer the Exchange Notes in exchange for surrender of the Original Notes; and
•keep the exchange offer open for not less than 20 business days (or longer if required by applicable law) after the date notice of the exchange offer is transmitted to the holders.
We are making the Exchange Offers in reliance on the position of the SEC as described in previous no-action letters issued to third parties, including in Exxon Capital Holdings Corporation (April 13, 1988), Morgan Stanley & Co., Inc. (June 5, 1991), Shearman & Sterling (July 2, 1993) and similar no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder who exchanges Original Notes for Exchange Notes in the Exchange Offers generally may offer the Exchange Notes for resale, sell the Exchange Notes and otherwise transfer the Exchange Notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. The preceding sentence does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the Exchange Notes only if the holder acknowledges that the holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a “distribution,” as defined in the Securities Act, of the Exchange Notes. We have not entered into any arrangement or understanding with any person who will receive Exchange Notes in the Exchange Offers to distribute such Exchange Notes following completion of the Exchange Offers, and, to the best of our information and belief, we are not aware of any person that will participate in the Exchange Offers with a view to distribute the Exchange Notes. A holder who exchanges Original Notes for Exchange Notes in the Exchange Offers for the purpose of distributing such Exchange Notes cannot rely on the interpretations of the staff of the SEC in the aforementioned no-action letters, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale of the Exchange Notes and must be identified as an underwriter in the prospectus.
Each broker-dealer that receives the Exchange Notes for its own account in exchange for the Original Notes, where the Original Notes were acquired by it as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the Exchange Notes and that it has not entered into any agreement or understanding with us or any of our “affiliates,” as defined in Rule 405 under the Securities Act, to participate in a “distribution,” as defined under the Securities Act, of the Exchange Notes. By so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

If (i) because of any change in law or in currently prevailing interpretations of the staff of the SEC, the Company is not permitted to effect the Exchange Offers, (ii) the Exchange Offers are not consummated by the 450th day after the issue date of the Original Notes, (iii) in certain circumstances, certain holders of unregistered Exchange Notes so request or (iv) in the case of any holder that participates in the Exchange Offers, such holder does not receive Exchange Notes on the date of the exchange that may be sold without restriction under state and federal securities laws (other than due solely to the status of such holder as an affiliate of the Company within the meaning of the Securities Act) and so notifies the Company within ten days after such holder first becomes aware of such restrictions (but in any event no later than 20 days after the consummation of the Exchange Offers), then, in the case of each of clauses (i) through (iv) of this sentence, the Company will, at its expense, use commercially reasonable efforts to (a) file a shelf registration statement as soon as practicable after the filing obligation arises covering resales of the notes and use its commercially reasonable efforts to cause such shelf registration statement to be declared effective under the Securities Act within 270 days after the date, if any, on which the Company became obligated to file the shelf registration statement and (b) keep such shelf registration statement continuously effective until the earlier of such time as all of the notes eligible to be sold under the shelf registration statement (i) have been sold pursuant to the shelf registration statement, (ii) are freely tradeable pursuant to Rule 144 of the Securities Act and the applicable interpretations of the SEC or (iii) cease to be outstanding or to be subject to certain transfer restrictions. The Company will, in the event that a shelf registration statement is filed, provide to each holder whose notes are registered under such shelf registration statement copies of the prospectus that is a part of such shelf registration statement, notify each such holder when such shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the notes. A holder that sells notes pursuant to a shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreement that are applicable to such a holder, including certain indemnification rights and obligations. No holder will be entitled to be named as a selling security holder in the shelf registration statement or to use the prospectus forming a part thereof for resales of the notes unless such holder has satisfied certain conditions and provided certain representations and information in connection with the shelf registration statement, including delivering to the Company a signed notice and questionnaire as distributed by the Company consenting to such holder’s inclusion in the shelf registration statement and related prospectus as a selling security holder and providing further information to the Company.
If:
(1) the Company has not exchanged Exchange Notes for all notes validly tendered in accordance with the terms of the Exchange Offers within 450 days after the issue date of the Original Notes;
(2)if required, the Company has not had a shelf registration statement declared effective under the Securities Act within 270 days after the date, if any, on which the Company became obligated to file the shelf registration statement pursuant to the registration rights agreement; or
(3)if applicable, a shelf registration statement covering resales of the notes has been declared effective and such shelf registration statement ceases to be effective or the prospectus contained therein ceases to be usable at any time during the effectiveness period and such failure to remain effective or usable exists for more than 90 days (whether or not consecutive) in any 12-month period (subject to certain exceptions);
(each such event referred to in clauses (1) through (3), a “Registration Default”), then additional interest (“Additional Interest”) will accrue on the principal amount of the notes at a rate of 0.25% per annum during the 90- day period beginning on the day immediately following the occurrence of any Registration Default, which rate will, after such 90-day period, increase to a maximum of 0.50% per annum thereafter (any such Additional Interest to be calculated by the Company) commencing on the day immediately following such Registration Default; provided, however, that, upon the exchange of Exchange Notes for all notes validly tendered (in the case of clauses (1) and (2) above) or, as applicable, upon the effectiveness of a shelf registration statement that had ceased to remain effective or when the prospectus again becomes usable (in the case of clause (3) above), Additional Interest on such notes as a result of such clause (or the relevant sub-clause thereof), as the case may be, shall cease to accrue; provided further that in no event shall Additional Interest accrue if the notes otherwise no longer constitute Transfer Restricted

Securities (as such term is defined in the registration rights agreement) or after the expiration of the registration rights as set forth in the registration rights agreement.
Any amounts of Additional Interest due will be payable in cash on the same original interest payment dates as interest on the notes is payable. All references to interest in the Indenture will also refer to Additional Interest. Any Additional Interest will constitute liquidated damages and will be the exclusive remedy, monetary or otherwise, available to any holder of notes with respect to any Registration Default.
The Exchange Offers are intended to satisfy our obligations under the registration rights agreement. The summary of the registration rights agreement is not complete. You are encouraged to read the full text of the registration rights agreement, which has been filed as an exhibit to the registration statement that includes this prospectus.
Terms of the Exchange Offers
We are offering to exchange:
•up to $750,000,000 aggregate principal amount of the 2025 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2025 Original Notes,
•up to $750,000,000 aggregate principal amount of the 2026 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2026 Original Notes,
•up to $1,000,000,000 aggregate principal amount of the 2028 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2028 Original Notes,
• up to $1,000,000,000 aggregate principal amount of the 2030 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2030 Original Notes,
•up to $1,250,000,000 aggregate principal amount of the 2033 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2033 Original Notes,
•up to $750,000,000 aggregate principal amount of the 2043 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2043 Original Notes,
•up to $1,500,000,000 aggregate principal amount of the 2053 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2053 Original Notes, and
•up to $750,000,000 aggregate principal amount of the 2063 Exchange Notes which have been registered under the Securities Act for a like amount of the unregistered 2063 Original Notes.
Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept all Original Notes validly tendered and not withdrawn before 5:00 p.m., New York City time, on the expiration date of the Exchange Offers. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Original Notes we accept in the Exchange Offers. Holders may tender some or all of their Original Notes pursuant to the Exchange Offers in denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Offers are not conditioned upon any minimum amount of Original Notes being tendered.
The form and terms of the Exchange Notes will be the same as the form and terms of the Original Notes, except that:
•the Exchange Notes will have a different CUSIP number from the Original Notes;
•the Exchange Notes will be registered under the Securities Act and thus will not be subject to the restrictions on transfer or bear legends restricting their transfer;
•the Exchange Notes will not be subject to the registration rights relating to the Original Notes; and

•the Exchange Notes will not provide for the payment of additional interest under circumstances relating to the timing of the Exchange Offers.
The Exchange Notes will evidence the same debt as the Original Notes and will be issued under, and be entitled to the benefits of, the Indenture governing the Original Notes. The Exchange Notes will accrue interest from the most recent date to which interest has been paid on the Original Notes. Accordingly, registered holders of Exchange Notes on the record date for the first interest payment date following the completion of the Exchange Offers will receive interest accrued from the most recent date to which interest has been paid on the Original Notes. However, if that record date occurs prior to completion of the Exchange Offers, then the interest payable on the first interest payment date following the completion of the Exchange Offers will be paid to the registered holders of the Original Notes on that record date.
In connection with the Exchange Offers, you do not have any appraisal or dissenters’ rights under the Indenture. We intend to conduct the Exchange Offers in accordance with the registration rights agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. The Exchange Offers are not being made to, nor will we accept tenders for exchange from, a holder of the Original Notes in any jurisdiction in which the Exchange Offers or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction.
We will be deemed to have accepted validly tendered Original Notes when we have given oral or written notice of our acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the Exchange Notes from us.
If we do not accept any tendered Original Notes because of an invalid tender or for any other reason, then we will return any unaccepted Original Notes without expense to the tendering holder as promptly as practicable after the expiration date.
Expiration Date
The Exchange Offers will expire at 5:00 p.m., New York City time, on October 17, 2023, unless we, in our sole discretion, extend the Exchange Offers.
If we determine to extend the Exchange Offers, then we will notify the exchange agent of any extension by oral or written notice and give each registered holder notice of the extension by means of a press release or other public announcement before 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.
Procedures for Tendering Original Notes
Any tender of Original Notes that is not withdrawn prior to the expiration date will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. A holder who wishes to tender Original Notes in the Exchange Offers must do either of the following:
•properly complete, sign and date the letter of transmittal, including all other documents required by the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and deliver that letter of transmittal and other required documents to the exchange agent at the address listed below under “—Exchange Agent” on or before the expiration date; or
•if the Original Notes are tendered under the book-entry transfer procedures described below, transmit an agent’s message to the exchange agent at the address listed below under “—Exchange Agent” on or before the expiration date.
In addition, one of the following must occur:
•the exchange agent must receive certificates representing your Original Notes along with the letter of transmittal on or before the expiration date; or

•the exchange agent must receive a timely confirmation of book-entry transfer of the Original Notes into the exchange agent’s account at DTCC under the procedure for book-entry transfers described below along with the letter of transmittal or a properly transmitted agent’s message, on or before the expiration date.
The term “agent’s message” means a message, transmitted by a tendering DTCC participant to DTCC and received by the exchange agent and forming a part of the book-entry confirmation, which states that DTCC has received an express acknowledgement from the tendering DTCC participant stating that the participant has received and agrees to be bound by the letter of transmittal and that we may enforce the letter of transmittal against the participant. Kenvue has not provided guaranteed delivery procedures in connection with the Exchange Offers.
THE METHOD OF DELIVERY OF ORIGINAL NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. IF THE DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY. HOLDERS SHOULD NOT SEND ORIGINAL NOTES OR LETTERS OF TRANSMITTAL TO ANYONE OTHER THAN THE EXCHANGE AGENT.
Generally, an eligible institution must guarantee signatures on a letter of transmittal or a notice of withdrawal unless the Original Notes are tendered:
•by a registered holder of the Original Notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or
•for the account of an eligible institution.
If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a firm which is:
•a member of a registered national securities exchange;
•a commercial bank or trust company having an office or correspondent in the United States; or
•another “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act.
If the letter of transmittal is signed by a person other than the registered holder of any outstanding Original Notes, the Original Notes must be endorsed or accompanied by appropriate powers of attorney. The power of attorney must be signed by the registered holder exactly as the registered holder(s) name(s) appear(s) on the Original Notes and an eligible institution must guarantee the signature on the power of attorney.
If the letter of transmittal, or any Original Notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, these persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.
If you beneficially own the Original Notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and wish to tender your beneficially owned Original Notes in the Exchange Offers, you should contact the registered holder promptly and instruct it to tender the Original Notes on your behalf. The beneficial owner may also obtain and include with the letter of transmittal the Original Notes properly endorsed for transfer by the registered holder or accompanied by a properly completed bond power from the registered holder, with signatures on the endorsement or bond power guaranteed by an eligible institution. If the beneficial owner wishes to tender directly, the beneficial owner must, prior to completing and executing the letter of transmittal and tendering the Original Notes, make appropriate arrangements to register ownership of the Original Notes in the beneficial owner’s name. Beneficial owners should be aware that the transfer of registered ownership may take considerable time.
We will determine in our sole discretion all questions as to the validity, form, eligibility, including time of receipt, and acceptance of Original Notes tendered for exchange. Our determination will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of Original Notes that are not properly tendered or Original Notes, our acceptance of which might, in the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects, irregularities or conditions of tender as to any particular Original Notes. Our interpretation of the terms and conditions of the Exchange Offers, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Original Notes must be cured within the time period we determine. Neither we nor the exchange agent nor any other person will be under any duty to give notification of any defect or irregularity in any tender of Original Notes nor shall any of them incur any liability for failure to give you notification of defects or irregularities with respect to tenders of your Original Notes.
By tendering, each holder of Original Notes will represent to us that, among other things:
•any Exchange Notes that the holder receives will be acquired in the ordinary course of its business;
•the holder has no arrangement or understanding with any person or entity to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes; and
•the holder is not our “affiliate” within the meaning of Rule 405 of the Securities Act.
If any holder or any such other person is our “affiliate,” or is engaged in or intends to engage in or has an arrangement or understanding with any person to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offers, then that holder or any such other person:
•may not rely on the applicable interpretations of the staff of the SEC;
•is not entitled and will not be permitted to tender Original Notes in the Exchange Offers; and
•must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.
Each broker-dealer that receives Exchange Notes for its own account in exchange for Original Notes, where the Original Notes were acquired by the broker dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the Exchange Notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Any broker-dealer that acquired Original Notes directly from us may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and delivery requirements of the Securities Act (including being named as a selling security holder) in connection with any resales of the Original Notes or the Exchange Notes.
Book-Entry Transfer
We understand that the exchange agent will make a request within two business days after the date of this prospectus to establish accounts for the Original Notes at DTCC for the purpose of facilitating the Exchange Offers. Any financial institution that is a participant in DTCC’s system must make book-entry delivery of Original Notes by causing DTCC to transfer the Original Notes into the exchange agent’s account at DTCC in accordance with DTCC’s procedures for transfer. Although delivery of Original Notes may be effected through book-entry transfer at DTCC, the exchange agent must receive a properly completed and duly executed letter of transmittal with any required signature guarantees, or an agent’s message instead of a letter of transmittal, and all other required documents at its address listed below under “—Exchange Agent” on or before the expiration date.
Withdrawal Rights
You may withdraw your tender of Original Notes at any time before the Exchange Offers expires.

For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at its address listed below under “—Exchange Agent” before the expiration date. The notice of withdrawal must:
•specify the name of the person who tendered the Original Notes to be withdrawn;
•identify the Original Notes to be withdrawn, including the principal amount, or, in the case of Original Notes tendered by book-entry transfer, the name and number of the DTCC account to be credited, and otherwise comply with the procedures of DTCC;
•be signed in the same manner as the old signature on the letter of transmittal by which the Original Notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee with respect to the Original Notes register the transfer of the Original Notes into the name of the person withdrawing the tender; and
•if certificates for Original Notes have been transmitted, specify the name in which those Original Notes are registered if different from that of the withdrawing holder.
If certificates for Original Notes have been delivered or otherwise identified to the exchange agent in connection with the Exchange Offers and are to be withdrawn then, before the release of these certificates by the exchange agent, the holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with the signatures guaranteed by an eligible institution, unless the holder is an eligible institution.
We will determine in our sole discretion all questions as to the validity, form and eligibility, including time of receipt, of notices of withdrawal. Our determination will be final and binding on all parties. Any Original Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offers. We will return any Original Notes that have been tendered but that are not exchanged for any reason to the holder, without cost, as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offers. In the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at DTCC, the Original Notes will be credited to an account maintained with DTCC for the Original Notes. You may retender properly withdrawn Original Notes by following one of the procedures described under “—Procedures for Tendering Original Notes” at any time on or before the expiration date.
Conditions
Notwithstanding any other term of the Exchange Offers, we will not be required to accept for exchange, or to exchange Exchange Notes for, any Original Notes if:
•the Exchange Offers, or the making of any exchange by a holder of Original Notes, would violate any applicable law or applicable interpretation by the staff of the SEC;
•any action or proceeding is instituted or threatened in any court or by or before any governmental agency with respect to the Exchange Offers which, in our judgment, would reasonably be expected to impair our ability to proceed with the Exchange Offers;
•we have not obtained any governmental approval which we, in our reasonable judgment, consider necessary for the completion of the Exchange Offers as contemplated by this prospectus;
•any change, or any condition, event or development involving a prospective change, shall have occurred or be threatened in the general economic, financial, currency exchange or market conditions in the United States or elsewhere that, in our reasonable judgment, would impair our ability to proceed with the Exchange Offers;
•any other change or development, including a prospective change or development, that, in our reasonable judgment, has or may have a material adverse effect on us, the market price of the Exchange Notes or the Original Notes or the value of the Exchange Offers to us; or

•there shall have occurred (i) any suspension or limitation of trading in securities generally on any national securities exchange or the over-the-counter market; (ii) a declaration of a banking moratorium by United States Federal or New York authorities; or (iii) a commencement or escalation of a war or armed hostilities involving or relating to a country where we do business or other international or national emergency or crisis directly or indirectly involving the United States.
The conditions listed above are for our sole benefit and we may assert them regardless of the circumstances giving rise to any condition. Subject to applicable law, we may waive these conditions in our discretion in whole or in part at any time and from time to time.
We expressly reserve the right, at any time or at various times, to extend the period of time during which the Exchange Offers are open. Consequently, we may delay acceptance of any Original Notes by giving oral or written notice of an extension to their holders. During an extension, all Original Notes previously tendered will remain subject to the Exchange Offers, and we may accept them for exchange.
Acceptance of Original Notes for Exchange and Delivery of Exchange Notes
Upon satisfaction or waiver of all conditions to the Exchange Offers, we will accept, promptly after the expiration date, all Original Notes properly tendered and will issue the Exchange Notes promptly after acceptance of the Original Notes. For purposes of the Exchange Offers, we will be deemed to have accepted properly tendered Original Notes for exchange when we have given written notice of that acceptance to the exchange agent. For each Original Note accepted for exchange, you will receive an Exchange Note having a principal amount equal to that of the surrendered Original Note.
In all cases, we will issue Exchange Notes for Original Notes that we have accepted for exchange under the Exchange Offers only after the exchange agent timely receives:
•certificates for your Original Notes or a timely confirmation of book-entry transfer of your Original Notes into the exchange agent’s account at DTCC;
•a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message; and
•all other required documents.
If we do not accept any tendered Original Notes for any reason set forth in the terms of the Exchange Offers or if you submit Original Notes for a greater principal amount than you desire to exchange, we will return the unaccepted or non-exchanged Original Notes without expense to you. In the case of Original Notes tendered by book-entry transfer into the exchange agent’s account at DTCC under the book-entry procedures described above, we will credit the non-exchanged Original Notes to your account maintained with DTCC.
Exchange Agent
Deutsche Bank Trust Company Americas has been appointed as the exchange agent for the Exchange Offers. You should direct any questions and requests for assistance regarding the procedure for exchanging your Original Notes for Exchange Notes and requests for additional copies of this prospectus or the letter of transmittal to the exchange agent addressed as follows:
By Registered or Certified Mail, Overnight Delivery or Hand Delivery:
Deutsche Bank Trust Company Americas
c/o DB Services Americas, Inc.
5022 Gate Parkway, Suite 200
MS JCK01-218
Jacksonville, FL 32256
By Email: db.reorg@db.com
Confirm by Telephone: 1-800-735-7777

All other questions should be addressed to the Company. DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH IN THE LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID DELIVERY.
Fees and Expenses
We have not retained any dealer-manager in connection with the Exchange Offers and we will not make any payment to brokers, dealers or others soliciting acceptances of the Exchange Offers. We will pay certain other expenses to be incurred in connection with the Exchange Offers, including the fees and expenses of the exchange agent and certain accountant and legal fees.
Transfer Taxes
We will pay all transfer taxes, if any, applicable to the exchange of Original Notes pursuant to the Exchange Offers. If, however, certificates representing Exchange Notes or Original Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the Original Notes tendered, or if tendered Original Notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of Original Notes pursuant to the Exchange Offers, then the amount of any transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of any taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of any transfer taxes will be billed directly to the tendering holder.
Accounting Treatment
We will record the Exchange Notes at the same carrying values as the Original Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss on the exchange of notes. We will amortize the expenses of the Exchange Offers over the term of the Exchange Notes.
Consequences of Failure to Exchange Original Notes
Any Original Notes not tendered in the Exchange Offers will remain outstanding and continue to be subject to all the terms and conditions specified in the Indenture, including transfer restrictions, but will not retain any rights under the registration rights agreement (including the right to earn Additional Interest) after the consummation of the Exchange Offers. Except in limited circumstances with respect to specific types of holders of Original Notes, we will have no further obligation to provide for the registration under the Securities Act of such Original Notes. In general, the Original Notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.
Original Notes that are not exchanged in the Exchange Offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits their holders have under the Indenture relating to the Original Notes. Holders of the Exchange Notes and any Original Notes that remain outstanding after consummation of the Exchange Offers will vote as a single class for purposes of determining whether holders of the requisite percentage of the class have taken certain actions or exercised certain rights under the Indenture.
We do not currently anticipate that we will register the remaining Original Notes under the Securities Act. Any trading market for the Original Notes could be adversely affected if some but not all of the Original Notes are tendered and accepted in the Exchange Offers. See “Risk Factors—Your ability to sell your Original Notes may be significantly more limited and the price at which you may be able to sell your Original Notes may be significantly lower if you do not exchange them for registered Exchange Notes in the Exchange Offers.”
Resales of Exchange Notes
Based on interpretations of the staff of the SEC, as set forth in no action letters to third parties, we believe that Exchange Notes issued under the Exchange Offers in exchange for Original Notes may be offered for resale, resold and otherwise transferred by any Original Note holder without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act if:

•the Exchange Notes are acquired in the ordinary course of the holder’s business;
•the holder does not intend to participate in a distribution (within the meaning of the Securities Act) of the Exchange Notes; and
•the holder is not our “affiliate” within the meaning of Rule 405 under the Securities Act.
Any holder who exchanges Original Notes in the Exchange Offers with the intention of participating in any manner in a distribution of the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.
With regard to broker-dealers, only broker-dealers that acquire the Original Notes as a result of market-making activities or other trading activities may participate in the Exchange Offers. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Original Notes where such Original Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the date on which the registration statement, of which this prospectus forms a part, has been declared effective, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
The following unaudited pro forma condensed consolidated statement of operations give effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X, as amended, and should be read in conjunction with the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Kenvue’s audited combined annual and unaudited condensed consolidated financial statements and accompanying notes included elsewhere in this prospectus.
The unaudited pro forma condensed consolidated statement of operations have been derived from Kenvue’s historical unaudited condensed consolidated statement of operations for the fiscal six months ended July 2, 2023 and Kenvue’s historical audited combined statement of operations for the fiscal year ended January 1, 2023. The pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations for the fiscal six months ended July 2, 2023 and for the fiscal year ended January 1, 2023 assume that the Separation and related transactions occurred as of January 3, 2022, which was the first day of the 2022 fiscal year. No pro forma balance sheet as of July 2, 2023 is presented as all of the impacts of the Transactions are reflected in the historical condensed consolidated balance sheet of Kenvue included elsewhere in this prospectus.
The unaudited pro forma condensed consolidated statement of operations have been prepared to include transaction accounting and autonomous entity adjustments to reflect the results of operations as if Kenvue was a separate standalone entity. In addition, management’s adjustments, presented in the accompanying notes to the unaudited pro forma condensed consolidated statement of operations, provide supplemental information to understand the synergies and dis-synergies that are expected to result from the Separation, primarily comprising incremental costs that Kenvue expects to incur as a standalone company.
Transaction accounting adjustments include the following:
•the impact of the Debt Financing Transactions; and
•other adjustments as described in the accompanying notes to the unaudited pro forma condensed consolidated statement of operations.
Autonomous entity adjustments include the following:
•the impact of the transactions contemplated by the agreements described under “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation”,
•the one-time expenses supported by contractual agreements associated with the Separation and related transactions; and
•other adjustments as described in the accompanying notes to the unaudited pro forma condensed consolidated statement of operations.
The unaudited pro forma condensed consolidated statement of operations is based upon available information and assumptions that Kenvue believes are reasonable and supportable. The unaudited pro forma condensed consolidated statement of operations is for illustrative and informational purposes only. The unaudited pro forma condensed consolidated statement of operations may not necessarily reflect what Kenvue’s financial condition, results of operations or cash flows would have been had Kenvue been a standalone company during the periods presented, or what Kenvue’s financial condition, results of operations and cash flows may be in the future. In addition, the unaudited pro forma condensed consolidated statement of operations has been derived from Kenvue’s historical condensed consolidated statement of operations, which have been prepared from Johnson & Johnson’s historical accounting records through April 1, 2023. All of the allocations and estimates in Kenvue’s historical condensed consolidated statement of operations are based on assumptions that management believes are reasonable. Effective April 4, 2023, Kenvue’s financial statements are presented on a consolidated basis, as J&J completed the Consumer Health Business Transfer on such date. The historical condensed consolidated statement of operations may not necessarily reflect what Kenvue’s financial condition, results of operations or cash flows would have been had Kenvue been a standalone company during the periods presented, or what Kenvue’s financial condition, results of operations and cash flows may be in the future.
The unaudited pro forma condensed consolidated statement of operations reported below should be read in conjunction with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Kenvue’s historical audited combined financial statements and unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Consumer Health Business
Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Fiscal six months ended July 2, 2023
		Transaction Accounting Adjustments
(In Millions, except per share data)	Historical	Financing / Capitalization Adjustments		Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$7,863							$7,863
Cost of sales	3,513					17	(e), (f)	3,530
Gross profit	4,350					(17)		4,333
Selling, general, and administrative expenses	3,024			(28)	(b)	16	(e), (f)	3,012
Other operating (income) expense, net	(16)							(16)
Operating income (loss)	1,342			28		(33)		1,337
Other (income) expense, net	40			27	(d)			67
Interest expense, net	54	102	(a)					156
Income (loss) before taxes	1,248	(102)		1		(33)		1,114
Provision (benefit) for taxes	488	(24)	(a)	29	(c), (d)	(8)	(g)	485
Net income (loss)	$760	$(78)		$(28)		$(25)		$629
Basic and diluted income per share	$0.43							$0.33	(h)
Basic and diluted shares of common stock outstanding	1,777	138						1,915	(h)
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Consumer Health Business
Unaudited Pro Forma Condensed Consolidated Statement of Operations

	Fiscal year ended January 1, 2023
		Transaction Accounting Adjustments
(In Millions, except per share data)	Historical	Financing / Capitalization Adjustments		Separation Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$14,950							$14,950
Cost of sales	6,665					65	(e), (f)	6,730
Gross profit	8,285					(65)		8,220
Selling, general, and administrative expenses	5,633			54	(b)	80	(e), (f)	5,767
Other operating (income) expense, net	(23)							(23)
Operating income (loss)	2,675			(54)		(145)		2,476
Other (income) expense, net	38			71	(d)			109
Interest expense, net	—	460	(a)					460
Income (loss) before taxes	2,637	(460)		(125)		(145)		1,907
Provision (benefit) for taxes	550	(24)	(a)	(36)	(c), (d)	(36)	(g)	454
Net income (loss)	$2,087	$(436)		$(89)		$(109)		$1,453
Basic and diluted income per share	$1.22							$0.76	(h)
Basic and diluted shares of common stock outstanding	1,716	199						1,915	(h)
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations.

Consumer Health Business
Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations
Transaction Accounting Adjustments
(a)Reflects interest expense related to the Original Notes Offering, Commercial Paper Program, and the amortization of the associated debt issuance costs assuming issuance date of January 3, 2022. The borrowings have a weighted average interest rate of approximately 5.08%.

(In Millions)	Fiscal six months ended July 2, 2023(1)	Fiscal year ended January 1, 2023
Interest expense on total debt(2)	$100	$447
Amortization of debt issuance costs	$2	$13
Total interest expense from debt	$102	$460
Tax effect of the total interest expense	$24	$24
__________________
(1)Represents amounts only for the period from the beginning of the fiscal year to the actual date of issuance. Actual amounts from the date of issuance is reported within the historical condensed consolidated statement of operations.
(2)The approximate weighted average interest rate is determined after giving effect to interest rate swaps, which Kenvue entered into in October 2022 and November 2022 and subsequently early terminated on a negotiated basis in connection with the Notes Offering. See Note 12, “Fair Value Measurements,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
A 1/8% variance in the weighted average interest rate on debt would change the interest expense by approximately $6 million and $11 million for the fiscal six months ended July 2, 2023 and for the fiscal year ended January 1, 2023, respectively.
Kenvue has entered into the $4 billion Revolving Credit Facility mainly to support Kenvue’s post-Separation operations and cash flow needs. The unaudited pro forma condensed consolidated statement of operations do not give effect to the Revolving Credit Facility because no amount is expected to be drawn from or used in connection with the Separation.
(b)Reflects the impact of retention bonuses accrued as of the completion of the Kenvue IPO. For the fiscal year ended January 1, 2023, an additional expense of $54 million on results of operations and a corresponding reversal of $28 million for retention bonus expense recognized in the fiscal six months ended July 2, 2023 due to timing of the accrual, has been reflected in the unaudited pro forma condensed consolidated statement of operations.
(c)Reflects the tax effects of the transaction accounting adjustments at the applicable statutory income tax rates and includes the related additional use of foreign tax credit effects in the following year.
(d)Reflects adjustments related to Kenvue’s businesses in certain jurisdictions where Kenvue and Johnson & Johnson deferred, until after the completion of the Kenvue IPO, the transfer of assets and assumption of liabilities (each, a “Deferred Local Business”). In addition, Kenvue and Johnson & Johnson agreed to use Kenvue’s reasonable best efforts to take all actions to permit and effect the transfer of each Deferred Local Business as promptly following the completion of the Kenvue IPO as reasonably practicable. The adjustments relate to the impact of the Separation Agreement and net economic benefit arrangements that Kenvue and Johnson & Johnson entered into prior to the Kenvue IPO, pursuant to which, among other things, Johnson & Johnson will hold and operate the Deferred Local Businesses on Kenvue’s behalf and transfer the net profits or net losses from the operation of each such Deferred Local Business to Kenvue. Specifically, approximately $27 million and $71 million, net, for the fiscal six months ended July 2, 2023 and for the fiscal year ended January 1, 2023, respectively, related to certain Deferred Local Businesses to be reimbursed to Johnson & Johnson not recognized in the historical financial statements will be recognized as Other expense (income), net. See “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”

Autonomous Entity Adjustments
(e)Reflects the effects of agreements Kenvue and Johnson & Johnson entered into in connection with the Separation. Included in the unaudited pro forma condensed consolidated statement of operations for the fiscal six months ended July 2, 2023 and for the fiscal year ended January 1, 2023 are adjustments to Selling, general, and administrative expenses of $8 million and $21 million, respectively, and to Cost of sales of $13 million and $31 million, respectively, reflecting:
•incremental costs, representing the markup for the services to be provided between Johnson & Johnson and Kenvue pursuant to the Transition Services Agreement and the Transition Manufacturing Agreement; and
•compensation in accordance with the Employee Matters Agreement.
(f)These pro forma adjustments include additional charges from contracts with vendors related to the stand-up of Kenvue as a standalone public company, which are expected to be incurred in relation to the Separation and related transactions. These charges primarily relate to legal, advisor fees, system implementation, business separation and other costs. These adjustments are comprised of non-recurring expenses of $4 million and $34 million in Cost of sales and of $8 million and $59 million in Selling, general, and administrative expenses for the fiscal six months ended July 2, 2023 and for the fiscal year ended January 1, 2023, respectively. Actual charges that will be incurred could be different from these estimates and would depend on several factors, including variable vendor rate contracts and strategic decisions made following the Separation.
(g)Reflects the tax effects of the autonomous entity adjustments at the applicable statutory income tax rates.
Pro Forma Earnings Per Share
(h)Kenvue has calculated pro forma earnings per share assuming 1,914,894,444 shares were outstanding for the full period. This represents an aggregate of 1,716,159,990 shares of common stock held by Johnson & Johnson prior to completion of the Split-Off and the issuance of 198,734,444 shares of common stock in the Kenvue IPO. Pro forma share and per share information does not include any impact for the conversion of Johnson & Johnson equity awards held by Kenvue’s employees that occurred following the completion of the Split-Off. Kenvue expects to incur incremental stock compensation costs in connection with the Converted Awards and any equity awards issued to Kenvue employees after the Distribution. However, no adjustment has been made to the unaudited pro forma condensed consolidated statement of operations for such costs as the related calculation is dependent on several factors that are still being finalized and cannot be reasonably estimated at this time. For additional information regarding the conversion of Johnson & Johnson equity awards to Kenvue equity awards upon the Distribution Date, see “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation—Employee Matters Agreement—Johnson & Johnson Equity Awards.”
Management Adjustments
Kenvue expects to incur incremental costs as a standalone public company related to certain expenses previously allocated from Johnson & Johnson. Kenvue’s historical condensed consolidated and combined statement of operations include allocations for certain costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates, which include facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. Kenvue will also incur new costs relating to Kenvue’s public reporting and compliance obligations as a standalone public company.
These incremental costs are based on Kenvue’s expected organization structure and expected cost structure as a standalone company, adjusted for the allocated costs recorded within Kenvue’s historical condensed consolidated and combined statement of operations, which vary by year. In order to determine synergies and dis-synergies,

Kenvue prepared a detailed assessment of the resources and associated costs required as a baseline to stand up Kenvue as a standalone company. With respect to expected headcount increases, internal resources were matched to job roles to meet the anticipated baseline. In addition to internal resources, third-party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Johnson & Johnson. This process was used by all functions resulting in incremental costs when compared to the cost allocations from Johnson & Johnson included in Kenvue’s historical condensed consolidated and combined statement of operations.
Any shortfall of required resource needs will be filled through external hiring or will be supported by Johnson & Johnson through a new transition services agreement. From a timeframe standpoint, these incremental costs have begun to materialize from the Kenvue IPO. Management believes the resource transfers and costs which were used as the basis for the management adjustments below are reasonable and representative of the baseline to stand up Kenvue as a standalone company. Both the resource and vendor cost baseline would be impacted by additional costs and investments that Kenvue may incur as Kenvue pursues Kenvue’s growth strategies. In addition, other adverse effects and limitations, including those discussed in the section of this prospectus entitled “Risk Factors,” may impact actual costs incurred.
Primarily as a result of the above items, the management adjustments presented below, which are incremental to the autonomous entity pro forma adjustments, show additional incremental expenses compared to the allocated expenses from Johnson & Johnson included in Kenvue’s historical condensed consolidated and combined statement of operations, related to dis-synergies resulting from the contemplated organizational structure. Management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the transaction. The pro forma financial information below reflects all adjustments that are, in the opinion of management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If Kenvue decides to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of Kenvue’s future decisions and has not been included in the Management adjustments below. The tax effect has been determined by applying the applicable statutory tax rates to the aforementioned adjustments for the periods presented. These management adjustments include forward-looking statements. See “Cautionary Statement Concerning Forward-Looking Statements.”

	Fiscal Six Months Ended July 2, 2023
(In Millions, except per share data)	Pro forma net income	Pro forma basic income per share	Pro forma diluted income per share
Pro forma as shown above	$629	$0.33	$0.33
Management adjustments
Cost of products sold(1)	127
Selling, general and administrative expense(2)	306
Total Management adjustments	433
Tax effect of Management adjustments(3)	(105)
Total Management adjustments	328
Pro forma net income after Management adjustments	301	0.16	0.16
Weighted average common and diluted shares		1,915	1,915
__________________
(1)Reflects an increase of $87 million in employee- and vendor-related costs within the manufacturing and supply chain functions and an increase of estimated non-recurring Separation-related expenses of $40 million. Employee costs were based on standalone function estimates as a standalone public company and leveraged estimated salary information based on location, title and responsibilities of each employee. Non-employee costs (third-party vendor support costs) were based on pricing estimates obtained from current vendors.
(2)Reflects dis-synergies of $224 million resulting from incremental administrative and operational costs to support Kenvue as a standalone public company and estimated non-recurring Separation-related expenses of $82 million, which primarily reflect marketing and technology related costs that are expected to be incurred following the Separation.
(3)Reflects the tax effect of Management adjustments at the applicable statutory income tax rates.

	Fiscal Year Ended January 1, 2023
(In Millions, except per share data)	Pro forma net income	Pro forma basic income per share	Pro forma diluted income per share
Pro forma as shown above	$1,453	$0.76	$0.76
Management adjustments
Cost of products sold(1)	152
Selling, general and administrative expense(2)	287
Total Management adjustments	439
Tax effect of Management adjustments(3)	(99)
Total Management adjustments	340
Pro forma net income after Management adjustments	1,113	0.58	0.58
Weighted average common and diluted shares		1,915	1,915
__________________
(1)Reflects an increase of $40 million in employee- and vendor-related costs within the manufacturing and supply chain functions and an increase of estimated non-recurring Separation-related expenses of $112 million. Employee costs were based on standalone function estimates as a standalone public company and leveraged estimated salary information based on location, title and responsibilities of each employee. Non-employee costs (third-party vendor support costs) were based on pricing estimates obtained from current vendors.
(2)Reflects dis-synergies of $72 million resulting from incremental administrative and operational costs to support Kenvue as a standalone public company and estimated non-recurring Separation-related expenses of $215 million, which primarily reflect marketing and technology related costs that are expected to be incurred following the Separation.
(3)Reflects the tax effect of Management adjustments at the applicable statutory income tax rates.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about Kenvue’s industry, business and future financial results. Kenvue’s actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” and the section entitled “Cautionary Statement Concerning Forward-Looking Statements” included elsewhere in this prospectus.
Kenvue’s unaudited condensed consolidated financial statements as of July 2, 2023 and for the fiscal three and six months ended July 2, 2023 and July 3, 2022 included elsewhere in this prospectus have been prepared in accordance with U.S. GAAP and the rules and regulations of the SEC for interim financial statements, and should be read in conjunction with Kenvue’s audited combined financial statements for the fiscal year ended January 1, 2023 and the related notes which are also included elsewhere in this prospectus. In the opinion of Kenvue’s management, the unaudited condensed consolidated financial statements reflect all adjustments, consisting of normal and recurring adjustments, necessary for a fair statement of the financial condition, results of operations and cash flows for the periods indicated. All currency amounts are expressed in U.S. dollars unless otherwise noted.
Overview
Company Overview
Kenvue is the world’s largest pure-play consumer health company by revenue with $15.0 billion in net sales in 2022. Kenvue combines the power of science with meaningful human insights and digital-first capabilities, which Kenvue believes empowers approximately 1.2 billion people to live healthier lives every day. Kenvue’s differentiated portfolio of iconic brands—including Tylenol, Neutrogena, Listerine, Johnson’s, BAND-AID® brand, Aveeno, Zyrtec and Nicorette—is built for moments that uniquely matter to its consumers and, it believes, drives positive health outcomes around the world.
Kenvue is a global leader at the intersection of healthcare and consumer goods, with a portfolio of iconic brands, operating in some of the most attractive categories in consumer health from both a growth and profitability perspective. Kenvue’s consumer health portfolio includes self care, skin care and beauty and essential personal care products, which reflect categories that Kenvue believes allow consumers across the world to realize the extraordinary power of everyday care.
Kenvue’s portfolio of brands is widely recognized and represents a combination of global and regional brands, many of which hold leading positions in their respective categories. Ten of Kenvue’s brands had approximately $400 million or more in net sales in 2022, and Kenvue currently holds seven #1 brand positions across major categories globally, in addition to many #1 brand positions locally across its four regions. Kenvue’s global footprint is also well balanced geographically with approximately half of Kenvue’s net sales generated outside North America in 2022. The breadth and scale of Kenvue’s portfolio allows Kenvue to dynamically capitalize on and respond to current trends impacting its categories and geographic markets. Kenvue’s breadth and scale also provide Kenvue with a strong platform to broaden and enhance Kenvue’s portfolio in the future.
Kenvue’s global scale and brand portfolio are complemented by its well-developed capabilities and accelerated through its digital-first approach, allowing Kenvue to deliver better consumer health experiences. Kenvue’s marketing organization leverages Kenvue’s e-commerce, precision marketing and broader digital capabilities to develop unique consumer insights and further enhance the relevance of Kenvue’s brands. Kenvue’s R&D organization leverages these consumer insights and places human empathy at the heart of Kenvue’s product development process. Kenvue combines that perspective with deep, multi-disciplinary scientific expertise, and engagement with healthcare professionals, to drive innovative new products, solutions and experiences.
Kenvue’s marketing and innovation capabilities are further complemented by its end-to-end, digitally connected supply chain ecosystem which is designed to optimize the flexibility and agility of its route-to-market. Kenvue’s sourcing, manufacturing and demand planning capabilities are continuously optimized to meet evolving market dynamics. Kenvue also aims to leverage its flexible distribution network, consumer health thought leadership and data-driven customer partnerships to continue to drive joint value creation for Kenvue and its retail customers. Underpinned by Kenvue’s comprehensive ESG strategy, Kenvue’s core capabilities are supported by its commitment to building a resilient and sustainable business that creates value for all Kenvue’s stakeholders over the long term.
Kenvue’s Business Segments
Kenvue operates its business through the following three reportable business segments:
•Self Care. Self Care product categories include: Cough, Cold and Allergy; Pain Care; and Other Self Care (Digestive Health, Smoking Cessation and Other). Major brands in the segment include Tylenol, Nicorette, and Zyrtec.
•Skin Health and Beauty. Skin Health and Beauty product categories include: Face and Body Care and Hair, Sun and Other. Major brands in the segment include Neutrogena, Aveeno, and OGX.
•Essential Health. Essential Health product categories include: Oral Care, Baby Care, and Other Essential Health (Women’s Health and Wound Care). Major brands in the segment include Listerine, Johnson’s, BAND-AID® brand, and Stayfree.
For additional information about Kenvue’s three reportable business segments, see “—Key Factors Affecting Kenvue’s Results—Kenvue’s Brands and Product Portfolio,” Note 15, “Segments of Business and Geographic Areas,” to Kenvue’s audited combined financial statements and Note 14, “Segments of Business,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Separation from Johnson & Johnson
In November 2021, Johnson & Johnson announced its intention to separate the Consumer Health Business into a new, publicly traded company. Kenvue was incorporated in Delaware on February 23, 2022 in connection with the Separation and was formed to ultimately hold, directly or indirectly, and conducted certain operational activities in anticipation of the planned separation of, the Consumer Health Business. Prior to the Kenvue IPO, Kenvue was wholly owned by Johnson & Johnson and primarily represented the Consumer Health Business. Kenvue also included certain other product lines previously reported in another segment of Johnson & Johnson. On April 4, 2023, in connection with the Separation, Johnson & Johnson completed in all material respects the Consumer Health Business Transfer.
The registration statement related to the Kenvue IPO was declared effective on May 3, 2023, and Kenvue Common Stock began trading on the NYSE under the ticker symbol “KVUE” on May 4, 2023.
On May 8, 2023, the Kenvue IPO was completed through the sale of 198,734,444 shares of common stock, par value $0.01 per share, including the underwriters’ full exercise of their option to purchase 25,921,884 shares to cover over-allotments, at an initial public offering price of $22 per share for net proceeds of $4.2 billion after deducting underwriting discounts and commissions of $131 million. On May 8, 2023, in conjunction with the Consumer Health Business Transfer, Kenvue distributed $13.8 billion to Johnson & Johnson from (1) the net proceeds received from the sale of Kenvue Common Stock in the Kenvue IPO, (2) the net proceeds received from the Debt Financing Transactions and (3) any cash and cash equivalents in excess of the $1.17 billion in cash and cash equivalents retained by Kenvue immediately following the Kenvue IPO. As of the closing of the Kenvue IPO, Johnson & Johnson owned 1,716,160,000 shares of Kenvue Common Stock, or approximately 89.6% of the total outstanding shares of Kenvue Common Stock and, as such, will continue to consolidate the financial results of Kenvue until the Separation is complete.
On July 24, 2023, Kenvue filed a Registration Statement on Form S-4 with the SEC in connection with Johnson & Johnson’s proposed exchange offer, whereby Johnson & Johnson shareholders could exchange shares of Johnson & Johnson common stock for shares of Kenvue Common Stock owned by Johnson & Johnson. On August 23,

2023, Johnson & Johnson completed the disposition of 1,533,830,450 shares of Kenvue Common Stock, approximately 80.1% of the outstanding common stock of Kenvue, through the Split-Off.
Kenvue is incurring certain costs in connection with its establishment as a standalone public company (the “Separation-related costs”). Kenvue expects the non-recurring Separation-related costs will continue through at least fiscal year 2024. For additional information about the Separation, see “The Transaction—Background of the Exchange Offer—Separation” and “Agreements between Johnson & Johnson and Kenvue and Other Related Person Transactions—Agreements Entered into in Connection with the Separation.”
Relationship between Johnson & Johnson and Kenvue
In connection with the Separation, Kenvue entered into the Separation Agreement and various other agreements with Johnson & Johnson for the purpose of effecting the Separation. These agreements provide a framework for Kenvue’s relationship with Johnson & Johnson and govern various interim and ongoing relationships between Kenvue and Johnson & Johnson that follow the completion of the Kenvue IPO. These agreements with Johnson & Johnson are described in the section entitled “Certain Relationships and Related Person Transactions.”
Key Factors Affecting Kenvue’s Results
Kenvue believes that its performance and future success depend on a number of factors that present significant opportunities for Kenvue but also pose risks and challenges, including those discussed below and in the section entitled “Risk Factors.”
Kenvue’s Brands and Product Portfolio
Kenvue has a world class, global portfolio of iconic and modern brands that has been built over the last 135 years and is trusted by generations of consumers. Kenvue’s business is balanced and resilient with leading brands across categories and geographic markets. Kenvue’s brands are widely recognized and represent a combination of global powerhouses and regional brands, many of which hold leading positions in their respective categories. Kenvue’s brands are built for moments that uniquely matter; these moments of care create an emotional connection to Kenvue’s products that creates deep bonds between consumers and Kenvue’s brands.
Kenvue’s ability to compete successfully depends on the strength of these brands. The vast majority of Kenvue’s Net sales are derived from products bearing proprietary trademarks and trade names, and these trademarks and trade names convey that the products Kenvue sells are “brand name” products. Developing and maintaining the reputation of Kenvue’s brands is a critical component of its relationship with consumers, customers, manufacturers, suppliers, distributors, and other third-party partners, including healthcare professionals, influencers and other individuals with whom Kenvue has relationships. Kenvue recognizes that its reputation and its brands could be damaged by negative publicity, whether or not valid, related to Kenvue, its brands, its products, its supply chain, its ingredients, its packaging, its environmental, social, and governance practices, its employees, or any other aspect of its business.
Consumers, customers, and third-party partners value and trust the reputation, reliability, and status of Kenvue’s brands and the quality, performance, and functionality of Kenvue’s products, and Kenvue believes there are significant opportunities to further increase its category and brand penetration by continuing to deepen its brand relevance and salience across its portfolio, continually earning a place for its products in consumers’ hearts and homes.
Shifting Consumer Preferences
Everyday care has never been a more essential part of the consumer health journey. Globally, people’s preferences and expectations for consumer health products continue to evolve, with a heightened focus on preventative care and science-backed solutions. While the focus on consumer health was already on the rise before the COVID-19 pandemic, this focus has further accelerated since the start of the pandemic. Consumers are also shifting the paradigm of beauty towards health. Other recent trends that have affected consumer preferences include an aging population, premiumization (where consumers switch their purchases to premium alternatives), a growing middle class in emerging markets and the rise of digital ecosystems that create new opportunities for personalized health solutions. Kenvue expects these trends to continue and that consumers will continue to seek solutions that meet their health goals, creating growth opportunities across its product portfolio.
Consumer preferences and purchasing patterns are difficult to predict and may fluctuate rapidly. Kenvue’s success is dependent on its ability to anticipate, understand, and respond appropriately to market trends and changing consumer preferences more quickly than its competitors. Accordingly, Kenvue increasingly leverages its digital capabilities and data analytics to gain new commercial insights and develop targeted marketing and advertising initiatives to reach consumers. Moreover, market trends and consumer preferences and purchasing patterns may vary by geographic region, and Kenvue seeks to complement its portfolio of iconic global brands with strong regional brands that are uniquely tailored to local preferences and trends.
Innovation
Kenvue relies on science. Kenvue has always prioritized science as the core of how it provides care, and Kenvue remains committed to this approach. Kenvue’s ability to quickly develop new products and technologies and to adapt and market its products on an ongoing basis to meet evolving consumer preferences is an essential component of its business strategy. Several of Kenvue’s products have a long history of life-enhancing, first-to-market innovations. In many situations, Kenvue has driven the innovation and clinical compendium of entire categories. By leveraging world-class research and development capabilities and a team of research and development professionals, Kenvue has a multi-disciplinary and differentiated approach to innovation.
Kenvue has a successful track record of driving innovation across its categories with a science-based approach centered around human empathy and leveraging its long-standing relationships with healthcare professionals and academic institutions. Nonetheless, developing new products and technologies is a complex, time-consuming and costly process, and a new product may not achieve a successful launch or may not generate sufficient consumer interest and sales to become a profitable product. In order to remain competitive within the product markets Kenvue currently services, enter new product markets, and expand into adjacent categories, channels of distribution or geographies, Kenvue must continue to invest in innovation and develop, promote, and bring to market new high-quality products.
Expansion of e-Commerce and Digital Capabilities
Kenvue’s digital-first mindset cuts across all Kenvue does. Over the last several years, Kenvue’s digital acceleration has transformed its ability to deliver better consumer health experiences. Today, Kenvue applies a digital-first mindset to all aspects of its operations, including research and development, supply chain, go-to-market, and marketing, by prioritizing digital investments, and Kenvue intends to continue to accelerate its implementation of this strategy in the future. Effective implementation of Kenvue’s digital-first approach, including effective integration of its digital and physical channels, is integral to the continued growth of its business but involves significant operational changes. Kenvue has gradually increased its investment focus into enhancing its digital capabilities, including data science, data analytics, artificial intelligence, machine learning, and natural language processing.
Kenvue’s pursuit of this strategy has led Kenvue in recent years to promote new services, including e-commerce and direct-to-consumer (“DTC”) services, and introduce innovative new products and connected health offerings beyond the traditional services and products Kenvue has historically provided to its consumers and customers. Kenvue’s investments in its digital capabilities are improving data quality and access, fostering innovation, driving e-commerce success, and enabling Kenvue to manage its supply chain more effectively while enhancing its marketing and commercial capabilities. However, expanding Kenvue’s service and product offerings through digital initiatives will also create additional risks and uncertainties associated with conducting business digitally, including the speed with which technology changes, technical failures, information security or cybersecurity incidents, consumer privacy and data protection concerns, ethical concerns, changes in state tax regimes, and government regulation of internet activities.

Geographic Expansion
Kenvue has a global footprint through which it sold and distributed its broad product portfolio in more than 165 countries across its four regions in 2022. In recent years, Kenvue has grown, and it intends to continue to grow, its business by expanding its global operations. Given Kenvue’s global scale, including in the United States and China, it is well positioned to work with its retail partners to meet increasing consumer health demands and develop new product adjacencies for evolving consumer needs globally. In addition to prioritizing expansion in Kenvue’s existing markets where Kenvue has identified the most attractive opportunities, Kenvue also intends to invest in other sizable, growing, and underpenetrated geographic markets throughout the world.
Kenvue expects competition to intensify in the geographic markets where it plans to expand its operations. Local companies based in markets outside the United States may have substantial competitive advantages because of their greater understanding of, and focus on, those local markets. Meanwhile, some of Kenvue’s multinational competitors may develop and grow in certain geographic markets more quickly than Kenvue will. Kenvue’s ability to successfully expand its business globally will depend on a number of factors, including its marketing efforts and consumer acceptance of its products.
Increased Competition
Kenvue’s products are sold in a highly competitive global marketplace, which, in recent years, has experienced increased retail trade concentration, the emergence of retail buying alliances, the rapid growth of e-commerce and the integration of traditional and digital operations at key retail trade customers. One of Kenvue’s customers accounted for approximately 14% of its total Net sales for both of the fiscal three and six months ended July 2, 2023 and July 3, 2022, and Kenvue’s top ten customers represented approximately 41% and 43% of its total Net sales for both of the fiscal three and six months ended July 2, 2023 and fiscal three and six months ended July 3, 2022, respectively. Nonetheless, as a result of these trends, Kenvue is increasingly dependent on certain large-format retail trade customers in each of its business segments and some of these retail trade customers have significant bargaining strength.
Kenvue faces substantial competition in each of its business segments and product lines and across all geographic markets in which it operates. Kenvue competes with companies of all sizes on the basis of cost-effectiveness, product performance, real or perceived product advantages, intellectual property rights, advertising, and promotional activities, brand recognition and loyalty, consumer convenience, pricing, and geographic reach. Kenvue’s competitors include multinational corporations, smaller companies that often operate on a regional basis, retailers’ private-label brands, and generic non-branded products. Many of these competitors have benefited from the substantial growth in e-commerce and focus extensively on DTC or other non-traditional, digital business models. Competitive factors impacting Kenvue’s business also include market dynamics and evolving consumer preferences, brand image, a broad product portfolio, new product innovations and product development, pricing that is attractive to consumers, cost inputs, and the ability to attract and retain talented employees. Kenvue expects that the continued attractiveness of the categories and geographic markets in which it operates will encourage the entry of new competitors of all sizes, which could increase these and other competitive pressures in the future.
Sourcing, Manufacturing and Supply Chain Management
Kenvue’s ability to meet the needs of its consumers and customers depends on the proper functioning of its manufacturing and supplier operations. Kenvue’s manufacturing operations require the timely delivery of sufficient amounts of complex, high-quality components and materials. Kenvue has built its supply chain network to deploy resources across the globe where they are most needed. Kenvue’s extensive distribution network and sales organization enable it to establish strategic partnerships with key suppliers and retailers across multiple markets and channels, where Kenvue further leverages its scale to drive flexible manufacturing capacity and supply chain optimization. Kenvue believes this approach builds and supports its resilience across economic cycles and allows it to prioritize or expand its geographic focus based on its strategic priorities. Nonetheless, Kenvue has in the past faced, and may in the future face, unanticipated interruptions and delays in manufacturing through its internal and external supply chain. For example, since 2021 Kenvue has experienced, and Kenvue continues to experience, higher than expected inflation, including escalating transportation, commodity and other supply-chain costs and disruptions that have adversely affected, and continue to adversely affect, its results of operations. Manufacturing or supplier disruptions could result in product shortages, declining sales, reputational damage or significant costs.
Supply Chain Optimization Initiatives
Since 2019, Kenvue has taken significant steps to meet consumer demand and mitigate supply chain constraints. Kenvue has redesigned its manufacturing and distribution network, optimizing both in-house and external manufacturing and distribution footprints to improve lead time and reliability across the globe. Kenvue selectively invested in specific technologies and expanded its capacity in different geographic markets with the intent to increase competitiveness by improving cost, speed, compliance, and customer service. A series of different initiatives were deployed including (1) improving inter-region agility through end-to-end collaboration and shipping optimization, (2) distribution network redesign to manage the surge of e-commerce volume and mitigate constraints, (3) product offering optimization that eliminated a significant number of small external manufacturers and discontinued unprofitable SKUs, and (4) investments in technology, automation, and digital capabilities that modernized its supply chain operations and enabled inventory optimization, which improved profitability, quality control, and shipping container loading and utilization while reducing consumer complaints. As a result, Kenvue’s historical results of operations reflect savings delivered through these end-to-end supply chain optimization initiatives.
Macroeconomic Trends
Macroeconomic factors affect consumer spending patterns and thereby Kenvue’s results of operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates, and fuel and energy costs. Factors that impact consumer discretionary spending, which remains volatile globally, continue to create a complex and challenging retail environment for Kenvue and its third-party partners. Kenvue intends to continue to evaluate and adjust its operating strategies and cost management opportunities to help mitigate any impacts on its results of operations resulting from broader macroeconomic conditions and policy changes, while remaining focused on the long-term growth of its business.
Foreign Currency Exposure
Kenvue reports its consolidated and combined financial results in U.S. dollars but has significant non-U.S. operations. A large portion of Kenvue’s business is conducted in currencies other than U.S. dollars, and generally the applicable local currency is its functional currency in that locality. As a result, Kenvue faces foreign currency exposure on the translation into U.S. dollars of its results of operations in numerous jurisdictions primarily in the European Union, the United Kingdom, Japan, China, Canada, Brazil, and India. In addition, as Kenvue continues to expand its global operations, its exposure to foreign currency risk could become more significant, particularly if the U.S. Dollar strengthens in the future.
Where possible, Kenvue manages foreign currency exposure through a variety of methods. Kenvue may adopt natural hedging strategies whereby favorable and unfavorable foreign currency impacts to its foreign currency-denominated operating expenses are mitigated to a certain extent by the natural, opposite impact on its foreign currency-denominated Net sales. During 2022, in anticipation of operating as a standalone entity, Kenvue started to use derivative financial instruments to mitigate its foreign currency exposure and not for trading or speculative purposes. For example, Kenvue hedged a portion of forecasted foreign currency revenue and forecasted inventory purchases. Nonetheless, it is not practical for Kenvue to mitigate all of its foreign currency exposure, nor is Kenvue able to accurately predict the possible impact of future foreign currency exchange rate fluctuations on its results of operations, due to its constantly changing exposure to various foreign currencies, difficulty in predicting fluctuations in foreign currency exchange rates relative to the U.S. Dollar, and the significant number of foreign currencies involved.
Acquisitions and Divestitures
Kenvue actively refines its portfolio through acquisitions towards high growth, high margin businesses as well as divestitures of assets that it does not believe are well integrated into its product portfolio and strategic direction.

Kenvue has demonstrated an ability to successfully integrate and scale acquired businesses to further build upon its market leadership across its product portfolio. Kenvue did not complete any significant acquisitions or divestitures during the fiscal three and six months ended July 2, 2023 and July 3, 2022.
Kenvue intends to continue to pursue a disciplined and prudent approach to acquisitions and partnership opportunities that accelerate growth within its business. Kenvue believes its strong balance sheet will allow it to strategically make acquisitions and divestitures while maintaining its disciplined approach to capital allocation. However, the pursuit of acquisitions and divestitures of businesses, brands, assets, and technologies involves numerous potential risks.
Impacts of the COVID-19 Pandemic
In March 2020, the World Health Organization (the “WHO”) declared the outbreak of COVID-19 a global pandemic and recommended containment and mitigation measures worldwide. On May 5, 2023, the WHO declared that COVID-19 was no longer a global health emergency. Kenvue has assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to it and the unknown future impacts of the COVID-19 pandemic.
Kenvue’s Net sales in the Self Care segment and within certain product categories in the Essential Health segment were accelerated by changes in consumer behavior during the COVID-19 pandemic, which helped to offset the adverse impact on Kenvue’s Net sales from the remainder of the business, primarily Skin Health and Beauty products and the Baby Care and Women’s Health products within the Essential Health segment, due to lockdown-driven lost usage occasions, including the inability of consumers to purchase Kenvue’s products due to financial hardship, government actions imposing travel or movement restrictions, shifts in demand and consumption away from more discretionary or higher-priced products to lower-priced products and consumer pantry-loading activity. However, as governments began lifting restrictions, this negative trend began to level off and stabilize in the fourth quarter of 2021 while momentum in Self Care and Essential Health products continued due to a rising focus on consumer health. The extent to which the COVID-19 pandemic will continue to impact Kenvue’s business and financial results will depend on many factors that cannot be predicted with certainty, including the duration of the outbreak and the impact of new variants. Any resurgence in the spread of COVID-19 or its variants could result in the imposition of new governmental directives and the implementation of prolonged restrictive measures that could further disrupt Kenvue’s operations.
Kenvue has considered various internal and external factors in assessing the potential impact of the COVID-19 pandemic on Kenvue’s business and financial results based upon information available at this time, as follows:
•Operating Model. Kenvue has an agile business model across the consumer health industry with flexibility designed into its manufacturing, research and development, and commercial capabilities.
•Supply Chain. Kenvue continues to leverage its global manufacturing footprint while closely monitoring and maintaining critical inventory at major distribution centers away from high-risk areas to ensure adequate and effective distribution.
•Business Continuity. The robust, active business continuity plans across Kenvue’s network were instrumental in preparing it for the COVID-19 pandemic and enabling it to continue to meet the majority of consumer needs without significant interruption.
•Workforce. Kenvue put procedures in place to protect its essential workforce in manufacturing, distribution, commercial, and research operations while ensuring appropriate remote working protocols were established for other employees.
•Liquidity. Kenvue expects to have an investment grade credit rating as it seeks access to the financial capital markets in the foreseeable future.
•Legislation. Kenvue will continue to assess and evaluate the ongoing global legislative efforts to combat the impact of the COVID-19 pandemic on the categories and geographic markets in which it participates.

Currently, the laws and regulations enacted in response to the COVID-19 pandemic are not expected to have a material impact on Kenvue’s operations.
The impact of the COVID-19 pandemic on Kenvue’s results of operations, including changes in its segment net sales and segment profits, is discussed in further detail below. See “—Results of Operations.”
Legal Proceedings
Kenvue and/or certain of its subsidiaries are involved from time to time in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, antitrust and trade regulation, labor and employment, indemnification, data privacy and security, environmental, health and safety, and tax matters, governmental investigations, and other legal proceedings that arise in the ordinary course of its business. See Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information regarding Kenvue’s current legal proceedings.
A significant number of personal injury claims alleging that talc causes cancer were made against Johnson & Johnson and certain of its affiliates arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder. These personal injury suits were filed primarily in state and federal courts in the United States and in Canada.
Pursuant to the Separation Agreement, Johnson & Johnson has retained all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold by Johnson & Johnson or its affiliates in the United States and Canada (the “Talc-Related Liabilities”) and, as a result, has agreed to indemnify Kenvue for the Talc-Related Liabilities and any costs associated with resolving such claims. Kenvue will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.
Other Information
Baby Powder Transition
On August 11, 2022, Kenvue announced the commercial decision to transition to an all cornstarch-based baby powder portfolio. As a result of this transition, talc-based Johnson’s Baby Powder will be discontinued globally in 2023. Talc-based Johnson’s Baby Powder was previously discontinued during 2020 in certain markets including the United States and Canada. Kenvue does not expect the impact of this change to be material.
Russia-Ukraine War
Although the long-term implications of the ongoing military conflict between Russia and Ukraine (the “Russia-Ukraine War”) are difficult to predict at this time, the financial impact of the conflict to Kenvue during the fiscal six months ended July 2, 2023 and July 3, 2022 was not material. For both the fiscal three and six months ended July 2, 2023, Kenvue’s Ukrainian business represented 0.1% of its Net sales. For the fiscal three and six months ended July 3, 2022, Kenvue’s Ukrainian business represented 0.2% and 0.1% of its Net sales, respectively. As of July 2, 2023, Kenvue’s Ukrainian business represented less than 0.1% of its net assets, and as of January 1, 2023, 0.1% of its net assets. For the fiscal three and six months ended July 2, 2023, Kenvue’s Russian business represented 0.8% and 1.0% of its Net sales, respectively. For the fiscal three and six months ended July 3, 2022, Kenvue’s Russian business represented 1.6% and 1.5% of its Net sales, respectively.
In the first quarter of 2022, Kenvue announced its decision to suspend supply of all of its products into Russia other than its over-the-counter medicines within the Self Care segment, which Kenvue continued to supply as patients rely on many of these products for healthcare purposes. Supply of the suspended products terminated during the second quarter of 2022. Kenvue also suspended all advertising in Russia, all clinical trials in Russia, and any additional investment in Russia. Kenvue will continue to monitor the geopolitical situation in Russia and to evaluate its activities and future operations in Russia.

Deferred Markets
In order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents and for other business reasons, Kenvue deferred the transfer of certain assets and liabilities of businesses in certain non-U.S. jurisdictions, including China, Malaysia, and Russia, until after the completion of the Kenvue IPO. The unaudited condensed consolidated financial statements included elsewhere in this prospectus include businesses in all jurisdictions in which Kenvue will operate following the completion of the Separation, including any Deferred Local Business (as defined in “Agreements between Johnson & Johnson and Kenvue and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Separation Agreement—Deferred Markets”).
Provision For Taxes
On December 15, 2022, the European Union (“EU”) Member States formally adopted the EU’s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation Development (“OECD”) Pillar Two Framework that was supported by over 130 countries worldwide. The EU’s Pillar Two Directive effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. On July 17, 2023, the OECD published Administrative Guidance proposing certain safe harbors that effectively extend certain effective dates to January 1, 2027. EU Member States still need to adopt the OECD Administrative Guidance in their local Pillar Two legislation for such safe harbor rules to apply. A significant number of other countries are also considering implementing similar legislation. Kenvue is continuing to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries, including those within the European Union. The global implementation of the minimum tax could have a material impact on Kenvue’s condensed consolidated financial statements in future periods.
Results of Operations
Quarterly Results of Operations
Fiscal Three Months Ended July 2, 2023 Compared with Fiscal Three Months Ended July 3, 2022
Kenvue’s results for the fiscal three months ended July 2, 2023 and July 3, 2022 were as follows:

	Fiscal Three Months Ended		Change 2022 to 2023
(Dollars in Millions)	July 2, 2023	July 3, 2022	Amount	Percent
Net sales	$4,011	$3,804	$207	5.4%
Cost of sales	1,786	1,646	140	8.5%
Gross profit	2,225	2,158	67	3.1%
Selling, general, and administrative expenses	1,522	1,375	147	10.7%
Other operating expense, net	1	13	(12)	(92.3)%
Operating income	702	770	(68)	(8.8)%
Other expense (income), net	10	(5)	15	*
Interest expense, net	53	—	53	*
Income before taxes	639	775	(136)	(17.5)%
Provision for taxes	209	171	38	22.2%
Net income	$430	$604	$(174)	(28.8)%
__________________
*Calculation not meaningful.
Net Sales
Net sales were $4.0 billion and $3.8 billion for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, an increase of $207 million, or 5.4%. Net sales growth was primarily driven by value realization (also referred to as Price/Mix). Excluding the impact of unfavorable changes in currency rates of $87 million, Organic growth, a non-GAAP financial measure as defined below, was $294 million, primarily attributable to value realization, increased demand across Kenvue’s Pain Care and Cough, Cold, and Flu product categories resulting from higher cold and flu incidences and sequential share gains in sun care fueled by innovation and improved supply.
Cost of Sales
Cost of sales were $1.8 billion and $1.6 billion for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, an increase of $140 million, or 8.5% primarily due to Organic growth, as noted above in Net sales. In addition, Cost of sales was further impacted by higher costs of key ingredients, packaging materials, and inbound freight, due to commodity inflation. The increase was partially offset by the realization of benefits associated with Kenvue’s supply chain optimization initiatives and favorable currency impacts of $42 million. Cost of sales as a percentage of Net sales increased 120 basis points to 44.5% as compared to the prior year, due primarily to inflationary impact on costs, partially offset by the realization of benefits associated with Kenvue’s supply chain optimization initiatives.
Selling, General, and Administrative Expenses
Selling, general, and administrative expenses (“SG&A”) were $1.5 billion and $1.4 billion for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, an increase of $147 million, or 10.7%. SG&A as a percentage of Net sales increased 180 basis points to 37.9%, as compared to the prior year, primarily attributable to higher costs in enterprise functions as Kenvue prepared to operate on a standalone basis and an increase in non-recurring Separation-related costs of $53 million. These cost increases were partially offset by favorable currency impacts of $22 million.
Other Operating Expense, Net
Other operating expense, net was $1 million and $13 million for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, a decrease of $12 million. The decrease was primarily driven by the reversal of a contingent liability that was no longer considered to be probable, partially offset by the impact of net economic benefit arrangements with Johnson & Johnson in connection with the Deferred Local Business in the fiscal three months ended July 2, 2023. See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Other Expense (Income), Net
Other expense, net, was $10 million compared to Other income, net of $5 million for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, the change in expense of $15 million, primarily driven by higher foreign currency losses.
Interest Expense, Net
Interest expense, net was $53 million in the fiscal three months ended July 2, 2023 as compared to $0 million in the fiscal three months ended July 3, 2022. The increase was driven by interest expense recognized on the Original Notes and notes issued under the Commercial Paper Program, offset by interest income earned on the debt proceeds in escrow and a related party note receivable with Johnson & Johnson (the “Facility Agreement”), resulting in interest income of $33 million. See Note 4, “Borrowings,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Provision For Taxes
Provision for taxes was $209 million and $171 million for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, an increase in income tax expense of $38 million. The increase was primarily due to higher U.S. tax on foreign income after foreign tax credits, an increase in the valuation allowance on deferred tax assets for foreign tax credits, and higher tax expense related to prior year return to provision adjustments.

Fiscal Three Months Ended July 2, 2023 Compared with Fiscal Three Months Ended July 3, 2022 – Segment Results
Segment profit is based on Operating income, excluding depreciation and amortization, non-recurring Separation-related costs, restructuring expense, Other income, net, operating, and unallocated general corporate administrative expenses (referred to herein as “Adjusted operating income”) as management excludes these items in assessing segment financial performance. General corporate/unallocated expenses, which includes treasury and legal operations and certain expenses, gains and losses related to the overall management of Kenvue, are not allocated to the segments. In assessing segment performance and managing operations, management does not review segment assets.
For the first quarter of 2023, Kenvue adjusted the allocation for certain intangible asset amortization costs within Cost of sales to align with segment financial results as measured by Kenvue, including the CODM. Accordingly, Kenvue updated its segment disclosures to reflect the updated presentation in all prior periods. Total Adjusted operating income did not change as a result of this update.
See Note 14, “Segments of Business,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for additional information.
The following table presents segment Adjusted operating income and the period-over-period changes in segment Adjusted operating income for the fiscal three months ended July 2, 2023 and July 3, 2022. See Note 14, “Segments of Business,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details regarding segment net sales and segment Adjusted operating income.

	Fiscal Three Months Ended
	July 2, 2023		July 3, 2022		Change 2022 to 2023
(Dollars in Millions)	Amount	Percent	Amount	Percent	Amount	Percent
Segment Net Sales
Self Care	$1,661	41.4%	$1,481	38.9%	$180	12.2%
Skin Health and Beauty	1,147	28.6	1,126	29.6	21	1.9
Essential Health	1,203	30.0	1,197	31.5	6	0.5
Total segment net sales	$4,011	100.0%	$3,804	100.0%	$207	5.4%
Income before taxes	$639		$775
Interest expense, net	53		—
Other expense (income), net	10		(5)
Total operating income	$702		$770
Reconciliation to Adjusted operating income:
Depreciation and amortization	148		161
Separation-related costs	102		49
Restructuring(1)	—		24
Other operating expense, net	1		13
General corporate/unallocated expenses	74		64
Total Adjusted operating income	$1,027		$1,081
Segment Adjusted operating income
Self Care	$576		$524		$52	9.9%
Skin Health and Beauty	201		243		(42)	(17.3)
Essential Health	250		314		(64)	(20.4)
Total Adjusted operating income	$1,027		$1,081		$(54)	(5.0)%

__________________
(1)Exclusive of the restructuring expense included in Other operating expense, net.
Organic Growth
Kenvue assesses its Net sales performance by measuring Organic growth, a non-GAAP financial measure, which measures the period-over-period change in Net sales excluding the impact of changes in foreign currency exchange rates and the impact of acquisitions and divestitures. Management believes Organic growth provides investors with additional, supplemental information that they may find useful in assessing Kenvue’s results of operations by excluding the impact of certain items that Kenvue believes do not directly reflect its underlying operations.
The following tables present a reconciliation of the change in U.S. GAAP Net sales to Organic growth for the fiscal three months ended July 2, 2023 compared to the fiscal three months ended July 3, 2022:

	Fiscal Three Months Ended July 2, 2023 vs July 3, 2022(1)
	Reported Net sales change		Impact of foreign currency	Organic growth
(Dollars in Millions)	Amount	Percent	Amount	Amount	Percent
Self Care	$180	12.2%	$(30)	$210	14.2%
Skin Health and Beauty	21	1.9	(17)	38	3.4
Essential Health	6	0.5	(40)	46	3.8
Total	$207	5.4%	$(87)	$294	7.7%

	Fiscal Three Months Ended July 2, 2023 vs July 3, 2022(1)
	Reported Net sales change	Impact of foreign currency	Organic growth
			Price / Mix(2)	Volume
Self Care	12.2%	(2.0)%	10.6%	3.6%
Skin Health and Beauty	1.9	(1.5)	6.6	(3.2)
Essential Health	0.5	(3.3)	10.7	(6.9)
Total	5.4%	(2.3)%	9.4%	(1.7)%
_______________
(1)Acquisitions and divestitures did not materially impact Net sales for the fiscal three months ended July 2, 2023 or July 3, 2022.
(2)Also referred to as value realization.
Self Care Segment
Self Care Segment Net Sales
The Self Care segment Net sales were $1.7 billion and $1.5 billion for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, an increase of $180 million, or 12.2%. Excluding the unfavorable impact of foreign currency translation, Organic growth was $210 million or 14.2%, primarily driven by value realization of 10.6% and volume related increases of 3.6% driven by increased demand for Cough, Cold, and Allergy products due to greater instances of respiratory illness (including cough, cold and flu), primarily in China.
Self Care Segment Adjusted Operating Income
The Self Care segment Adjusted operating income increased by $52 million, or 9.9% to $576 million for the fiscal three months ended July 2, 2023, primarily driven by value realization and favorable product mix, portfolio optimization, and supply chain efficiencies, partially offset by higher costs of raw materials.
Skin Health and Beauty Segment
Skin Health and Beauty Segment Net Sales

The Skin Health and Beauty segment Net sales were $1.1 billion for both the fiscal three months ended July 2, 2023 and July 3, 2022, an increase of $21 million, or 1.9%. Excluding the unfavorable impact of foreign currency translation, Organic growth was $38 million, or 3.4%, primarily driven by value realization of 6.6%, offset by volume-related declines of 3.2% driven primarily by Kenvue’s supply suspension of certain personal care products in Russia since March 2022. The increase was driven by strong demand for sun care products and improved supply and strong e-commerce and club channel performance primarily in the United States as well as new product innovations in Latin America, partially offset by product discontinuation.
Skin Health and Beauty Segment Adjusted Operating Income
The Skin Health and Beauty segment Adjusted operating income decreased by $42 million, or 17.3% to $201 million driven by the impact of higher costs of raw materials, partially offset by value realization as discussed above, favorable product mix, and supply chain efficiencies.
Essential Health Segment
Essential Health Segment Net Sales
The Essential Health segment Net sales were $1.2 billion for both the fiscal three months ended July 2, 2023 and July 3, 2022, with an increase of $6 million, or 0.5%. Excluding the unfavorable impact of foreign currency translation, Organic growth was $46 million, or 3.8%, primarily driven by value realization of 10.7%, most notably in Women’s Health, partially offset by volume declines of 6.9%. Overall volume declines were driven primarily by Kenvue’s supply suspension of certain personal care products in Russia since March 2022.
Essential Health Segment Adjusted Operating Income
The Essential Health segment Adjusted operating income decreased by $64 million, or 20.4% to $250 million. The decrease was primarily attributable to impact of higher costs of raw materials, partially offset by value realization as discussed above, favorable product mix, and supply chain efficiencies.
Fiscal Six Months Ended July 2, 2023 Compared with Fiscal Six Months Ended July 3, 2022
Kenvue’s results for the fiscal six months ended July 2, 2023 and July 3, 2022 were as follows:

	Fiscal Six Months Ended		Change 2022 to 2023
(Dollars in Millions)	July 2, 2023	July 3, 2022	Amount	Percent
Net sales	$7,863	$7,394	$469	6.3%
Cost of sales	3,513	3,280	233	7.1%
Gross profit	4,350	4,114	236	5.7%
Selling, general, and administrative expenses	3,024	2,725	299	11.0%
Other operating expense (income), net	(16)	8	(24)	*
Operating income	1,342	1,381	(39)	(2.8)%
Other expense (income), net	40	(6)	46	*
Interest expense, net	54	—	54	*
Income before taxes	1,248	1,387	(139)	(10.0)%
Provision for taxes	488	255	233	91.4%
Net income	$760	$1,132	$(372)	(32.9)%
__________________
*Calculation not meaningful.
Net Sales
Net sales were $7.9 billion and $7.4 billion for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase of $469 million, or 6.3%. Excluding the impact of unfavorable changes in currency rates of $229 million, Organic growth was $698 million, primarily attributable to value realization, increased demand across

Kenvue’s Pain Care and Cough, Cold and Flu product categories resulting from higher cold and flu incidences and sequential share gains in sun care fueled by innovation and improved supply.
Cost of Sales
Cost of sales were $3.5 billion and $3.3 billion for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase of $233 million, or 7.1% primarily due to increased variable costs driven by Organic growth, as noted above in Net sales. In addition, Cost of sales was further impacted by higher costs of key ingredients, packaging materials and inbound freight, due to commodity inflation. The increase was partially offset by the realization of benefits associated with Kenvue’s supply chain optimization initiatives and favorable currency impacts of $108 million. Cost of sales as a percentage of Net sales increased 30 basis points to 44.7% as compared to the prior year, due primarily to higher costs driven by commodity inflation.
Selling, General, and Administrative Expenses
Selling, general, and administrative expenses were $3.0 billion and $2.7 billion for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase of $299 million, or 11.0%. SG&A as a percentage of Net sales increased 160 basis points to 38.5%, as compared to the prior year, primarily attributable to higher costs in enterprise functions as Kenvue prepared to operate on a standalone basis and an increase in non-recurring Separation-related costs of $141 million. These cost increases were partially offset by favorable currency impacts of $66 million.
Other Operating Expense (Income), Net
Other operating income, net was $16 million compared to other operating expense, net of $8 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, a change of $24 million. The change was primarily driven by the reversal of a contingent liability that was no longer considered to be probable and the gain recognized on the sale of a manufacturing facility in Lancaster, Pennsylvania of $9 million, partially offset by the impact of net economic benefit arrangements with Johnson & Johnson in connection with the Deferred Local Business in the fiscal six months ended July 2, 2023. See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Other Expense (Income), Net
Other expense, net was $40 million compared to other income, net of $6 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase in expense of $46 million, primarily driven by higher foreign currency losses and losses on equity securities.
Interest Expense, Net
Interest expense, net was $54 million in the fiscal six months ended July 2, 2023 as compared to $0 million in the fiscal six months ended July 3, 2022. The increase was driven by interest expense recognized on the Original Notes and notes issued under the Commercial Paper Program, offset by interest income earned on the debt proceeds in escrow and the Facility Agreement, resulting in interest income of $33 million. See Note 4, “Borrowings,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Provision For Taxes
Provision for taxes was $488 million and $255 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase income tax expense of $233 million. The issuance of debt in the first quarter of 2023 resulted in an increase in annual interest and reduced Kenvue’s capacity to utilize foreign tax credits against U.S. foreign source income. As a result, Kenvue recorded a valuation allowance against a deferred tax asset related to future foreign tax credit benefits thus increasing the reported tax expense in the fiscal six months ended July 2, 2023 as compared to the fiscal six months ended July 3, 2022.

Fiscal Six Months Ended July 2, 2023 Compared with Fiscal Six Months Ended July 3, 2022 – Segment Results
The following table presents segment Adjusted operating income and the period-over-period changes in segment Adjusted operating income for the fiscal six months ended July 2, 2023 and July 3, 2022. See Note 14, “Segments of Business,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details regarding segment net sales and segment Adjusted operating income.

	Fiscal Six Months Ended
	July 2, 2023		July 3, 2022		Change 2022 to 2023
(Dollars in Millions)	Amount	Percent	Amount	Percent	Amount	Percent
Segment Net Sales
Self Care	$3,301	42.0%	$2,946	39.9%	$355	12.1%
Skin Health and Beauty	2,258	28.7	2,138	28.9	120	5.6
Essential Health	2,304	29.3	2,310	31.2	(6)	(0.3)
Total segment net sales	$7,863	100.0%	$7,394	100.0%	$469	6.3%
Income before taxes	$1,248		$1,387
Interest expense	54		—
Other expense (income), net	40		(6)
Total operating income	$1,342		$1,381
Reconciliation to Adjusted operating income:
Depreciation and amortization	300		326
Separation-related costs	200		59
Restructuring(1)	—		38
Other operating expense (income), net	(16)		8
General corporate/unallocated expenses	143		116
Total Adjusted operating income	$1,969		$1,928
Segment Adjusted operating income
Self Care	$1,158		$998		$160	16.0%
Skin Health and Beauty	350		370		(20)	(5.4)
Essential Health	461		560		(99)	(17.7)
Total Adjusted operating income	$1,969		$1,928		$41	2.1%
__________________
(1)Exclusive of the restructuring expense included in Other operating expense (income), net.
The following tables present a reconciliation of the change in U.S. GAAP Net sales to Organic growth for the fiscal six months ended July 2, 2023 compared to the fiscal six months ended July 3, 2022:

	Fiscal Six Months Ended July 2, 2023 vs July 3, 2022(1)
	Reported Net sales change		Impact of foreign currency	Organic growth
(Dollars in Millions)	Amount	Percent	Amount	Amount	Percent
Self Care	$355	12.1%	$(80)	$435	14.8%
Skin Health and Beauty	120	5.6	(52)	172	8.0
Essential Health	(6)	(0.3)	(97)	91	3.9
Total	$469	6.3%	$(229)	$698	9.4%

	Fiscal Six Months Ended July 2, 2023 vs July 3, 2022(1)
	Reported Net sales change	Impact of foreign currency	Organic growth
			Price / Mix(2)	Volume
Self Care	12.1%	(2.7)%	9.4%	5.3%
Skin Health and Beauty	5.6	(2.4)	7.6	0.4
Essential Health	(0.3)	(4.2)	10.1	(6.1)
Total	6.3%	(3.1)%	9.1%	0.3%
__________________
(1)Acquisitions and divestitures did not materially impact Net sales for the fiscal six months ended July 2, 2023 or July 3, 2022.
(2)Also referred to as value realization.
Self Care Segment
Self Care Segment Net Sales
The Self Care segment Net sales were $3.3 billion and $2.9 billion for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase of $355 million, or 12.1%. Excluding the unfavorable impact of foreign currency translation, Organic growth was $435 million or 14.8%, primarily driven by value realization of 9.4% and volume-related increases of 5.3% driven by increased demand for Cough, Cold, and Allergy products due to greater instances of respiratory illness, primarily in China, and one-time supply replenishment, primarily in the United States related to low inventory levels at the start of the year.
Self Care Segment Adjusted Operating Income
The Self Care segment Adjusted operating income increased by $160 million, or 16.0% to $1.2 billion for the fiscal six months ended July 2, 2023, primarily driven by value realization and favorable product mix, portfolio optimization, and supply chain efficiencies, partially offset by higher costs of raw materials.
Skin Health and Beauty Segment
Skin Health and Beauty Segment Net Sales
The Skin Health and Beauty segment Net sales were $2.3 billion and $2.1 billion for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase of $120 million, or 5.6%. Excluding the unfavorable impact of foreign currency translation, Organic growth was $172 million, or 8.0%, primarily driven by value realization of 7.6% and volume-related increases of 0.4%. The increase was driven by strong e-commerce and club channel performance primarily in the United States, easing of supply chain constraints, one-time supply replenishment, and sun season pipeline fill. The increase was partially offset by product discontinuation.
Skin Health and Beauty Segment Adjusted Operating Income
The Skin Health and Beauty segment Adjusted operating income decreased by $20 million, or 5.4% to $350 million driven by the impact of higher costs of raw materials, partially offset by value realization as discussed above, favorable product mix, and supply chain efficiencies.
Essential Health Segment
Essential Health Segment Net Sales
The Essential Health segment Net sales were $2.3 billion for both of the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, a decrease of $6 million, or 0.3%. Excluding the unfavorable impact of foreign currency translation, Organic growth was $91 million, or 3.9%, primarily driven by value realization of 10.1%, most notably in Women’s Health, partially offset by volume declines of 6.1%. Overall volume declines were driven primarily by Kenvue’s supply suspension of certain personal care products in Russia since March 2022.

Essential Health Segment Adjusted Operating Income
The Essential Health segment Adjusted operating income decreased by $99 million, or 17.7% to $461 million. The decrease was primarily attributable to impact of higher costs of raw materials, partially offset by value realization as discussed above, favorable product mix, and supply chain efficiencies.
Segments of Business and Geographic Area Data
The following table presents unaudited Net sales by geographic region for Kenvue’s fiscal three and six months ended July 2, 2023 and unaudited results for the fiscal three and six months ended July 3, 2022:

	Fiscal Three Months Ended		Fiscal Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net Sales by Geographic Region
North America	$2,028	$1,904	$3,969	$3,654
Europe, Middle East, and Africa	864	835	1,702	1,602
Latin America	338	294	643	585
Asian Pacific	781	771	1,549	1,553
Total net sales by geographic region	$4,011	$3,804	$7,863	$7,394
Annual Results of Operations
Kenvue’s results for 2022, 2021 and 2020 were as follows:

	Fiscal Year			Change
	2022	2021	2020	2021 to 2022		2020 to 2021
(Dollars in Millions)				Amount	Percent	Amount	Percent
Net sales	$14,950	$15,054	$14,467	$(104)	(0.7)%	$587	4.1%
Cost of sales	6,665	6,635	6,619	30	0.5	16	0.2
Gross profit	8,285	8,419	7,848	(134)	(1.6)	571	7.3
Selling, general and administrative expenses	5,633	5,484	4,956	149	2.7	528	10.7
Other (income) expense, net, operating	(23)	15	3,871	(38)	*	(3,856)	(99.6)
Operating income (loss)	2,675	2,920	(979)	(245)	(8.4)	3,899	*
Other expense (income), net	38	(5)	37	43	*	(42)	*
Income (loss) before taxes	2,637	2,925	(1,016)	(288)	(9.8)	3,941	*
Provision (benefit) for taxes	550	894	(137)	(344)	(38.5)	1,031	*
Net income (loss)	$2,087	$2,031	$(879)	$56	2.8%	$2,910	*
__________________
*Calculation not meaningful (>100%).

Segment Net Sales and Segment Adjusted Operating Income
The table below presents segment net sales, segment net sales as a percentage of total net sales and the year-over-year changes in segment net sales for 2022, 2021 and 2020. The following table also presents segment Adjusted operating income and the year-over-year changes in segment Adjusted operating income for 2022, 2021 and 2020. See Note 15, “Segments of Business and Geographic Areas,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for further details regarding segment net sales and segment Adjusted operating income.

	Fiscal Year						Change
	2022		2021		2020		2021 to 2022		2020 to 2021
(Dollars in Millions)	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Segment Net Sales
Self Care	$6,030	40.3%	$5,643	37.5%	$5,235	36.2%	$387	6.9%	$408	7.8%
Skin Health and Beauty	4,350	29.1%	4,541	30.2%	4,450	30.8%	(191)	(4.2)%	91	2.0%
Essential Health	4,570	30.6%	4,870	32.4%	4,782	33.1%	(300)	(6.2)%	88	1.8%
Total segment net sales	$14,950	100%	$15,054	100%	$14,467	100%	$(104)	(0.7)%	$587	4.1%
Segment Adjusted Operating Income
Self Care	$2,088		$1,952		$1,858		$136	7.0%	$94	5.1%
Skin Health and Beauty	708		878		889		(170)	(19.4)%	(11)	(1.2)%
Essential Health	1,111		1,224		1,250		(113)	(9.2)%	(26)	(2.1)%
Total adjusted operating income	$3,907		$4,054		$3,997		$(147)	(3.6)%	$57	1.4%
Depreciation and amortization	(644)		(731)		(746)
Restructuring expense	(100)		(116)		(82)
Other (income) expense, net, operating	23		(15)		(3,871)
General corporate/unallocated expenses	(298)		(272)		(277)
Separation-related costs	(213)		—		—
Operating income (loss)	$2,675		$2,920		$(979)
Other expense (income), net	38		(5)		37
Income (loss) before taxes	$2,637		$2,925		$(1,016)
The following tables present a reconciliation of the change in U.S. GAAP net sales to Organic growth for 2022 and 2021 compared to the applicable prior years:

	2022 vs. 2021
	Reported net sales change		Impact of foreign currency	Acquisitions and divestitures	Organic growth
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$387	6.9%	$226	$—	$613	10.9%
Skin Health and Beauty	(191)	(4.2)%	173	39	21	0.5%
Essential Health	(300)	(6.2)%	218	14	(68)	(1.4)%
Total	$(104)	(0.7)%	$617	$53	$566	3.8%

	2021 vs. 2020
	Reported net sales change		Impact of foreign currency	Acquisitions and divestitures	Organic growth
(Dollars in Millions)	Amount	Percent	Amount	Amount	Amount	Percent
Self Care	$408	7.8%	$(126)	$—	$282	5.4%
Skin Health and Beauty	91	2.0%	(46)	80	125	2.8%
Essential Health	88	1.8%	(36)	49	101	2.1%
Total	$587	4.1%	$(208)	$129	$508	3.5%
Fiscal Year 2022 Compared with Fiscal Year 2021
Net Sales
Net sales were $15.0 billion and $15.1 billion for 2022 and 2021, respectively, a decrease of $104 million, or 0.7%. Of the $104 million decrease, $617 million related to unfavorable currency impacts primarily driven by weakening of the Euro, British Pound, Japanese Yen and Chinese Yuan against the U.S. Dollar and $53 million of sales related to divestitures, offset by $566 million related to organic growth in net sales. Of the $566 million related to organic growth in net sales, $473 million was generated outside the United States, and $93 million was generated in the United States primarily driven by the Self Care segment. The $566 million related to organic growth in net sales was primarily attributable to (1) price actions, (2) increased demand for Cough, Cold and Allergy and pediatric Pain Care products due to greater instances of respiratory illness associated with reduced COVID-19 restrictions and social distancing and (3) increased demand for Women’s Health products (within Other Essential Health), primarily due to product innovation and strategic investment in marketing. This increase was partially offset by a decline in net sales in the United States primarily in the Skin Health and Beauty and Essential Health segments, as discussed below.
Cost of Sales
Cost of sales were $6.7 billion and $6.6 billion for 2022 and 2021, respectively, an increase of $30 million, or 0.5%. Cost of sales as a percentage of net sales was 44.6% and 44.1% for 2022 and 2021, respectively, an increase of 0.5%. The increase of Cost of sales was primarily driven by $306 million increase in costs offset by $276 million of favorable currency impacts. The cost increase relative to organic growth in net sales was driven by higher costs of key ingredients, freight and packaging material, partially offset by the realization of benefits associated with Kenvue’s supply chain optimization initiatives.
Selling, General and Administrative Expenses
SG&A expenses were $5.6 billion and $5.5 billion for 2022 and 2021, respectively, an increase of $149 million, or 2.7%. SG&A as a percentage of net sales was 37.7% and 36.4% for 2022 and 2021, respectively, an increase of 1.3%. The increase was primarily attributable to (1) Separation-related costs of $213 million, (2) an increase in other SG&A expenses of $88 million due to higher selling and distribution costs as well as the impact of commodity inflation on freight and packaging costs, (3) an increase in advertising and promotion expenses of $40 million and (4) an increase in R&D costs of $28 million driven by continued strategic spend on select brands, products and digital capabilities. These cost increases were partially offset by favorable currency impacts of $220 million.
Other (Income) Expense, Net, Operating
Other (income) expense, net, operating was $(23) million and $15 million for 2022 and 2021, respectively, a $38 million decrease in expense, primarily driven by the recognition in 2021 of talc litigation expense (which did not recur in 2022) and other litigation expense. This decrease was partially offset by lower royalty income as a result of the transfer to Royalty A&M LLC, an indirect wholly owned subsidiary of Johnson & Johnson, of the rights of Old JJCI and its affiliates to receive four streams of royalties payable from certain third parties in connection with the Old JJCI corporate restructuring starting in October 2021. See “Agreements between Johnson & Johnson and Kenvue and Other Related Person Transactions—Other Agreements with Johnson & Johnson—Royalty Monetization Agreements.”

See Note 10, “Other (income) expense, net, operating and Other expense (income), net,” and Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for additional information.
Other Expense (Income), Net
Other expense (income), net was $38 million and $(5) million for 2022 and 2021, respectively, an increase in expense of $43 million, primarily driven by (1) higher foreign currency losses in 2022 and (2) a lower gain related to disposal of businesses compared to 2021. See Note 10, “Other (income) expense, net, operating and Other expense (income), net,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for additional information.
Provision for Taxes
Provision for taxes was $550 million and $894 million for 2022 and 2021, respectively, a decrease in income tax expense of $344 million. The $344 million decrease in income tax expense was primarily due to a lower effective tax rate in 2022 resulting from the ability to claim certain deductions and additional foreign tax credits that were limited in 2021 as a result of the talc litigation settlement.
See Note 11, “Income Taxes,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for further details regarding income taxes.
Self Care Segment
Self Care Segment Net Sales
The Self Care segment net sales were $6.0 billion and $5.6 billion for 2022 and 2021, respectively, an increase of $387 million, or 6.9%. Of the increase, $613 million was due to organic growth in net sales, offset by a decrease of $226 million due to unfavorable currency impacts. The organic growth in net sales of $613 million was primarily attributable to (1) price actions and (2) increased demand for Cough, Cold and Allergy and pediatric Pain Care products due to greater instances of respiratory illness associated with reduced COVID-19 restrictions and social distancing.
Self Care Segment Adjusted Operating Income
The Self Care segment Adjusted operating income was $2.1 billion and $2.0 billion for 2022 and 2021, respectively, an increase of $136 million, or 7.0%. This increase was primarily driven by (1) organic growth in net sales and (2) favorable product mix driven by demand for Pain Care products due to greater instances of fever. The increase was partially offset by higher costs of key ingredients, freight and packaging material and unfavorable currency impacts.
Skin Health and Beauty Segment
Skin Health and Beauty Segment Net Sales
The Skin Health and Beauty segment net sales were $4.4 billion and $4.5 billion for 2022 and 2021, respectively, a decrease of $191 million, or 4.2%. Of the decrease, $173 million was due to unfavorable currency impacts and $39 million was due to divestitures, offset by $21 million growth in organic net sales. The organic growth in net sales of $21 million was primarily attributable to (1) price actions and (2) strong performance of new products. This increase was offset by supply constraints primarily as a result of a silicone shortage.
Skin Health and Beauty Segment Adjusted Operating Income
The Skin Health and Beauty segment Adjusted operating income was $708 million and $878 million for 2022 and 2021, respectively, a decrease of $170 million, or 19.4%. The decrease was primarily attributable to (1) a decrease corresponding to net sales largely driven by supply chain constraints, (2) the impact of higher costs of key ingredients, freight and packaging material, (3) the impact of divested brands and (4) unfavorable currency impacts on net sales, partially offset by price actions.
Essential Health Segment
Essential Health Segment Net Sales
The Essential Health segment net sales were $4.6 billion and $4.9 billion for 2022 and 2021, respectively, a decrease of $300 million, or 6.2%. Of the decrease, $218 million was due to unfavorable currency impacts, $68 million was due to a decline in organic sales and $14 million was due to divestitures. The organic decline in net sales of $68 million was primarily attributable to (1) a decline in Oral Care net sales driven by the discontinuation of certain SKUs and demand returning to a level comparable to before the COVID-19 pandemic, (2) a decline in Baby Care net sales driven by supply chain constraints as a result of raw material shortages and (3) Kenvue’s suspension of the supply of certain personal care products in Russia since March 2022. The decrease was partially offset by (1) price actions and (2) increased demand for Women’s Health products (within Other Essential Health) due to product innovation and strategic investment in marketing.
Essential Health Segment Adjusted Operating Income
The Essential Health segment Adjusted operating income was $1.1 billion and $1.2 billion for 2022 and 2021, respectively, a decrease of $113 million, or 9.2%. The decrease was primarily attributable to (1) a decrease corresponding to net sales, (2) Kenvue’s suspension of the supply of certain personal care products in Russia since March 2022, (3) divestitures of certain brands and (4) higher costs of key ingredients, freight and packaging material partially offset by price actions.
Fiscal Year 2021 Compared with Fiscal Year 2020
Net Sales
Net sales were $15.1 billion and $14.5 billion for 2021 and 2020, respectively, an increase of $587 million, or 4.1%. Of the increase, $508 million related to organic growth in net sales and $208 million related to favorable currency impacts primarily driven by the Euro and the Canadian Dollar, offset by a decrease of $129 million as a result of divestitures. Of the $508 million related to organic growth in net sales, $193 million was generated in the United States and $315 million was generated in all other regions. The $508 million related to organic growth in net sales was primarily attributable to (1) growth in the e-commerce channel, (2) increased sales in Pain Care due to consumers seeking to relieve COVID-19 symptoms and alleviate side effects of the COVID-19 vaccine and (3) increased allergy incidences positively impacting purchases in Cough, Cold and Allergy. This increase was partially offset by the negative impact of additional shipping days in 2020.
Cost of Sales
Cost of sales were $6.6 billion and $6.6 billion for 2021 and 2020, respectively, an increase of $16 million, or 0.2%. Cost of sales as a percentage of net sales was 44.1% and 45.8% for 2021 and 2020, respectively, a decrease of 1.7%. The increase of Cost of sales was primarily driven by $86 million of unfavorable currency impacts offset by a decrease of $70 million in costs. The cost decrease relative to organic growth in net sales was driven by (1) favorable product mix resulting from Kenvue’s increased focus on higher margin product sales, (2) economies of scale in Self Care products from higher sales volume, (3) supply chain optimization initiatives primarily in the Skin Health and Beauty segment, as well as the Baby Care product category and Women’s Health products (within the Essential Health segment) and (4) lower cost of sales related to lower year-over-year restructuring spend, partially offset by an increase in cost of sales primarily due to the impact of commodity inflation on freight and packaging costs.
Selling, General and Administrative Expenses
SG&A expenses were $5.5 billion and $5.0 billion for 2021 and 2020, respectively, an increase of $528 million, or 10.7%. SG&A as a percentage of net sales was 36.4% and 34.3% for 2021 and 2020, respectively, an increase of 2.2%. The increase was primarily attributable to (1) an increase in advertising and promotion expenses of $318 million, (2) an increase in other SG&A expenses of $122 million due to higher selling and distribution costs as well as the impact of commodity inflation on freight and packaging costs, (3) an unfavorable currency impact of $55 million and (4) an increase in R&D costs of $33 million driven by strategic spend on select brands, products and digital capabilities. Overall, recovery from the impact of the COVID-19 pandemic and lifting of lockdown restrictions resulted in retail store re-openings, higher usage occasions and higher net sales, which in turn drove normalized SG&A spending in 2021 compared to 2020.
Other (Income) Expense, Net, Operating
Other (income) expense, net, operating was $15 million and $3.9 billion for 2021 and 2020, respectively, a decrease of $3.9 billion, primarily driven by talc litigation expense recognized in 2020. See Note 10, “Other (income) expense, net, operating and Other expense (income), net,” and Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for additional information.
Other Expense (Income), Net
Other expense (income), net was $(5) million and $37 million for 2021 and 2020, respectively, a decrease in expense of $(42) million, primarily driven by (1) lower foreign currency losses and higher gain on disposal of businesses in 2021 and (2) higher loss on equity investments in 2020. See Note 10, “Other (income) expense, net, operating and Other (income) expense, net,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for additional information.
Provision (Benefit) for Taxes
Provision (benefit) for taxes was $894 million and $(137) million in 2021 and 2020, respectively, an increase in income tax expense of $1.0 billion, which was primarily due to (1) an increase in 2021 U.S. pretax book income due to higher talc litigation expense recognized in 2020 and (2) a loss of certain tax deductions and foreign tax credits resulting from talc litigation settlement payments made in 2021. This increase was partially offset by a one-time income tax expense recognized in 2020 for increases in unrecognized tax benefits related to the final settlement of IRS audits for the 2010, 2011 and 2012 fiscal years.
See Note 11, “Income Taxes,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for further details regarding income taxes.
Self Care Segment
Self Care Segment Net Sales
The Self Care segment net sales were $5.6 billion and $5.2 billion for 2021 and 2020, respectively, an increase of $408 million, or 7.8%. Of the $408 million increase, $282 million was due to organic growth in net sales and $126 million was due to favorable currency impacts. The organic growth in net sales of $282 million was driven by increased net sales of (1) Pain Care products due to consumers seeking to relieve COVID-19 symptoms and alleviate side effects of the COVID-19 vaccine, (2) Digestive Health products (within Other Self Care) due to favorable volume and price impacts, (3) Smoking Cessation products (within Other Self Care) due to favorable volume and price impacts as a result of increased smoking cessation rates and (4) allergy products in Cough, Cold and Allergy as consumers returned to outdoor activities due to recovery from the COVID-19 pandemic. Self Care products also continued to grow sales on e-commerce channels as consumers increasingly shifted their spending online. This increase was partially offset by the negative impact of additional shipping days in 2020.
Self Care Segment Adjusted Operating Income
The Self Care segment Adjusted operating income was $2.0 billion and $1.9 billion for 2021 and 2020, respectively, an increase of $94 million, or 5.1%. The increase was primarily attributable to (1) an increase corresponding to organic growth in net sales, (2) economies of scale from higher net sales of Pain Care products due to consumers seeking to relieve COVID-19 symptoms and alleviate side effects of the COVID-19 vaccine, (3) supply chain efficiencies driven by Kenvue’s supply chain optimization initiatives and (4) favorable product mix driven by increased demand in higher margin allergy products in Cough, Cold and Allergy as consumers returned to outdoor activities due to recovery from the COVID-19 pandemic. This increase was offset by higher strategic R&D spending on certain brands and higher other SG&A spending that normalized in 2021 due to recovery from the COVID-19 pandemic.
Skin Health and Beauty Segment
Skin Health and Beauty Segment Net Sales
The Skin Health and Beauty segment net sales were $4.5 billion and $4.5 billion for 2021 and 2020, respectively, an increase of $91 million, or 2.0%. Of the increase, $125 million was due to organic growth in net sales and $46 million was due to favorable currency impacts, offset by a decrease of $80 million as a result of divestitures. The organic growth in net sales of $125 million was driven by higher sales volumes primarily in the Face and Body Care product category due to (1) lifting of COVID-19 pandemic lockdowns, which drove higher usage occasions, (2) growth in e-commerce channels and (3) new product innovation. This increase was partially offset by the negative impact of additional shipping days in 2020.
Skin Health and Beauty Segment Adjusted Operating Income
The Skin Health and Beauty segment Adjusted operating income was $878 million and $889 million for 2021 and 2020, respectively, a decrease of $11 million, or 1.2%. The decrease was due to higher SG&A spend for enhanced focus on the skin health category, offsetting organic growth in net sales and margin improvements driven by Kenvue’s supply chain optimization initiatives.
Essential Health Segment
Essential Health Segment Net Sales
The Essential Health segment net sales were $4.9 billion and $4.8 billion for 2021 and 2020, respectively, an increase of $88 million, or 1.8%. Of the increase, $101 million was due to organic growth in net sales and $36 million relates to favorable currency impacts offset by a decrease of $49 million as a result of divestitures. The organic growth in net sales of $101 million was primarily attributable to (1) growth in Baby Care driven by limited demand in 2020 due to reduced outdoor exposure as a result of the COVID-19 pandemic, e-commerce strength, product innovations, positive price impacts and market share gains, (2) growth in Women’s Health (within Other Essential Health) primarily driven by volume and price impacts due to new product innovations and increased brand awareness and (3) growth in Oral Care primarily due to increased household penetration. This increase was partially offset by the negative impact of additional shipping days in 2020.
Essential Health Segment Adjusted Operating Income
The Essential Health segment Adjusted operating income was $1.2 billion and $1.3 billion for 2021 and 2020, respectively, a decrease of $26 million, or 2.1%. The decrease was primarily attributable to an increase in advertising and promotion expenses due to strategic investment in internet advertising, e-commerce and digital capabilities and the impact of commodity inflation on freight and packaging costs, offset by organic growth in net sales.
Supplemental Non-GAAP Financial Information
Kenvue uses certain non-GAAP financial measures to supplement its financial measures prepared in accordance with U.S. GAAP. Kenvue’s management believes that these non-GAAP financial measures, together with the U.S. GAAP measures used by management, reflect how it measures the business internally and sets operational goals and incentives. In particular, Kenvue’s management believes that these non-GAAP financial measures are useful in evaluating current performance and focusing management on Kenvue’s underlying operational results.
There are limitations to the use of the non-GAAP financial measures presented herein. These non-GAAP financial measures were not prepared in accordance with U.S. GAAP nor do they have any standardized meaning under U.S. GAAP. In addition, other companies may use similarly titled non-GAAP financial measures that are calculated differently from the way Kenvue calculated such measures. Accordingly, Kenvue’s non-GAAP financial measures may not be comparable to such similarly titled non-GAAP financial measures used by other companies. Kenvue cautions you not to place undue reliance on these non-GAAP financial measures, but instead to consider them with the most directly comparable U.S. GAAP measure. These non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation. These non-GAAP financial measures should be considered supplements to, not substitutes for, or superior to, the corresponding financial measures calculated in accordance with U.S. GAAP.
The non-GAAP financial measures as presented herein were prepared as if Kenvue’s operations had been conducted independently from Johnson & Johnson, and therefore they include certain Johnson & Johnson corporate and shared costs allocated to Kenvue. Management believes the cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, Kenvue during the periods presented, though the allocations may not be indicative of the actual costs that would have been incurred or are expected to be incurred, if Kenvue were to operate as a standalone company.
Adjusted Gross Profit
Kenvue defines Adjusted gross profit, a non-GAAP financial measure, as U.S. GAAP gross profit adjusted for restructuring expense and amortization of intangible assets recorded as a component of Cost of sales on Kenvue’s combined statements of operations. The reconciliation of gross profit, a U.S. GAAP measure, to Adjusted gross profit is presented below:

	Fiscal Three Months Ended		Fiscal Six Months Ended		Fiscal Year
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022	2022	2021	2020
Gross profit	$2,225	$2,158	$4,350	$4,114	$8,285	$8,419	$7,848
Adjustments to components of Cost of sales:
Restructuring expense	—	9	—	14	55	48	34
Amortization of intangible assets	80	89	161	182	348	414	415
Adjusted gross profit	$2,305	$2,256	$4,511	$4,310	$8,688	$8,881	$8,297
Adjusted Operating Income
Kenvue defines Adjusted operating income, a non-GAAP financial measure, as U.S. GAAP operating income excluding depreciation and amortization, Separation-related costs, restructuring expense, other income, net, operating, and general corporate unallocated expenses that are not part of Kenvue’s measurement of segment performance. Management uses Adjusted operating income to assess segment financial performance.
For the first quarter of 2023, Kenvue adjusted the allocation for certain intangible asset amortization costs within Cost of sales to align with segment financial results as measured by Kenvue, including the CODM. Accordingly, Kenvue updated its segment disclosures to reflect the updated presentation in all prior periods. Total Adjusted operating income did not change as a result of this update.
For the fourth quarter of 2022, Kenvue updated the methodology of allocation for certain selling expenses to align with segment financial results as measured by Kenvue’s management, including the Chief Operating Decision Maker. All prior periods have been recast to conform to the current presentation. Total adjusted operating income did not change as a result of this change.
For the fourth quarter of 2022, Kenvue updated methodology to no longer allocate for non-recurring Separation-related costs to align with segment Decision Maker. This change only impacted Adjusted operating income in 2022 given there were no non-recurring Separation-related costs in any other period presented.

See Note 14, “Segments of Business,” to Kenvue’s unaudited condensed consolidated financial statements and Note 15, “Segments of Business and Geographic Areas,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for additional information.
Adjusted EBITDA
Kenvue defines EBITDA, a non-GAAP financial measure, as net income adjusted for interest, provision for taxes, and depreciation and amortization. Kenvue defines Adjusted EBITDA, a non-GAAP financial measure, as EBITDA adjusted for Separation-related costs, restructuring expense, and unrealized gain on securities. Adjusted EBITDA is used to show Kenvue’s unleveraged, pre-tax operating results and reflects Kenvue’s financial performance based on operational factors. The reconciliation of net income, a U.S. GAAP measure, to Adjusted EBITDA is presented below:

	Fiscal Three Months Ended		Fiscal Six Months Ended		Fiscal Year
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022	2022	2021	2020
Net income (loss)	$430	$604	$760	$1,132	$2,087	$2,031	$(879)
Interest	53	—	54	—	—	—	—
Provision for taxes	209	171	488	255	550	894	(137)
Depreciation and amortization	148	161	300	326	644	731	746
EBITDA	$840	$936	$1,602	$1,713	$3,281	$3,656	$(270)
Adjustments:
Talc legal settlement and defense costs	—	—	—	—	—	154	4,029
Restructuring expense	—	24	—	38	100	117	66
Impairment of intangible assets	—	12	—	12	12	—	—
Unrealized gain on securities	—	—	7	—	—	(18)	—
Separation-related costs	102	49	200	59	213	—	—
VAT legal resolution (1)	—	—	—	—	—	(74)	—
Gains on divestments	—	—	—	—	—	(25)	(50)
Impact of deferred markets on taxes and other	21	—	21	—	—	—	—
Other	20	—	20	—	—	—	—
Adjusted EBITDA	$983	$1,021	$1,850	$1,822	$3,606	$3,810	$3,775
_________________
(1)As a result of a 2021 ruling by the Supreme Federal Court of Brazil related to the methodology to calculate Brazilian Federal Social Contributions on Gross Revenues, Kenvue was entitled to certain one-time tax credits for taxes paid in prior years, which Kenvue recognized in 2021.
Adjusted Net Income
Kenvue defines Adjusted net income, a non-GAAP financial measure, as U.S. GAAP net income adjusted for Separation-related costs, restructuring expense, unrealized gain on securities, amortization of intangible assets and their related tax impacts.
Adjusted net income excludes the impact of items that may obscure trends in Kenvue’s underlying performance. Management uses Adjusted net income for strategic decision making, forecasting future results and evaluating current performance. The reconciliation of net income, a U.S. GAAP measure, to Adjusted net income is presented below:

	Fiscal Three Months Ended		Fiscal Six Months Ended		Fiscal Year
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022	2022	2021	2020
Net income (loss)	$430	$604	$760	$1,132	$2,087	$2,031	$(879)
Adjustments:
Talc legal settlement and defense costs	—	—	—	—	—	154	4,029
Restructuring expense	—	24	—	38	100	117	66
Amortization of intangible assets(1)	80	101	161	194	360	414	415
Unrealized gain on securities	—	—	7	—	—	(18)	—
Separation-related costs	102	49	200	59	213	—	—
VAT legal resolution(2)	—	—	—	—	—	(74)	—
Gains on divestments	—	—	—	—	—	(25)	(50)
Interest income from related party note	(33)	—	(33)	—	—	—	—
Other	26	—	26	—	—	—	—
Tax Adjustments:
Tax impact on special item adjustments	(24)	(46)	90	(78)	(171)	112	(1,047)
Tax legislation and other tax related	—	—	—	—	—	—	169
Adjusted net income	$581	$732	$1,211	$1,345	$2,589	$2,711	$2,703
__________________
(1)Amortization and impairment of intangible assets is inclusive of amortization on trademarks of $187 million, $213 million and $197 million for 2022, 2021 and 2020, respectively.
(2)As a result of a 2021 ruling by the Supreme Federal Court of Brazil related to the methodology to calculate Brazilian Federal Social Contributions on Gross Revenues, Kenvue was entitled to certain one-time tax credits for taxes paid in prior years, which Kenvue recognized in 2021.

Liquidity and Capital Resources
Prior to April 4, 2023, Kenvue’s working capital requirements and capital expenditures were satisfied as part of Johnson & Johnson’s corporate-wide cash management and centralized funding programs, and a substantial portion of Kenvue’s cash was transferred to Johnson & Johnson. Cash and cash equivalents held by Johnson & Johnson at the corporate level were not specifically identifiable to Kenvue.
Effective April 4, 2023, upon completion of the Consumer Health Business Transfer, Kenvue no longer participates in Johnson & Johnson’s corporate-wide cash management and centralized funding programs.
Cash Flows
Summarized cash flow information for the fiscal six months ended July 2, 2023 and July 3, 2022 were as follows:

	Fiscal Six Months Ended		Change
(Dollars in Millions)	July 2, 2023	July 3, 2022	Amount	Percent
Net income	$760	$1,132	$(372)	(32.9)%
Net changes in assets and liabilities	$244	$(451)	$695	*
Net cash flows from operating activities	$1,544	$1,145	$399	34.8%
Net cash flows used in investing activities	$(118)	$(115)	$(3)	2.6%
Net cash flows used in financing activities	$(1,418)	$(885)	$(533)	60.2%
__________________
*Calculation not meaningful.

Operating Activities
Net cash flows from operating activities were $1.5 billion and $1.1 billion for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, an increase of $399 million. The increase was primarily attributable to changes in working capital balances driven by increases in accounts payable and accrued liabilities due to the timing of payments and a decrease in inventories compared to the prior year period due to increased demand and the rebuilding of inventory levels by customers following supply shortages in the prior year.
Investing Activities
Net cash flows used in investing activities were $118 million and $115 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively. Cash used in investing activities in both the fiscal six months ended July 2, 2023 and July 3, 2022 was primarily driven by purchases of property, plant, and equipment, partially offset by the proceeds from the sale of assets.
Financing Activities
Net cash flows used in financing activities were $1.4 billion and $885 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively. Cash flows from financing activities for the fiscal six months ended July 2, 2023 primarily reflect $13.8 billion in distribution to Johnson & Johnson in connection with the Separation, partially offset by $7.7 billion of net proceeds from Original Notes, $0.7 billion of net proceeds from the issuance of commercial paper under the Commercial Paper Program, and $4.2 billion of proceeds from the sale of common stock in connection with the Kenvue IPO. In addition, Kenvue recognized Net transfers to Johnson & Johnson of $274 million and $892 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively. Net transfers to Johnson & Johnson were driven by cash pooling and general financing activities, indirect corporate cost allocations from Johnson & Johnson, and taxes deemed to be settled with Johnson & Johnson. For further details regarding Net transfer to Johnson & Johnson, see Note 8, “Related Parties,” to Kenvue’s unaudited condensed consolidated financial statement included elsewhere in this prospectus.
Summarized cash flow information for 2022, 2021 and 2020 is as follows:

				Change
				2021 to 2022		2020 to 2021
(Dollars in Millions)	2022	2021	2020	Amount	Percent	Amount	Percent
Net income (loss)	$2,087	$2,031	$(879)	$56	2.8%	$2,910	*
Net operating changes in assets and liabilities, net of effects from acquisitions and divestitures	(513)	(3,132)	4,242	2,619	(83.6)%	(7,374)	*
Net cash flows from operating activities	2,525	334	3,397	2,191	*	(3,063)	(90.2)%
Net cash used in investing activities	(390)	(171)	(83)	(219)	*	(88)	*
Net cash used in financing activities	(1,583)	—	(3,457)	(1,583)	*	3,457	*
__________________
*Calculation not meaningful (>100%).
Operating Activities
Net cash flows from operating activities was $2.5 billion and $334 million for 2022 and 2021, respectively, an increase of $2.2 billion. The increase was primarily attributable to $3.2 billion of payments made in 2021 for Talc-Related Liabilities (which did not recur in 2022). This was offset by changes in working capital as summarized below:
•An increase in inventories due to increased demand, the rebuilding of inventory levels following a supply shortage and higher costs of inventory.
•An increase in trade receivables related to lower sales.

•A decrease in accounts payable, accrued and other liabilities (excluding Talc-Related Liabilities) related to improved payment terms, which started in 2021 and maintained in 2022, and a decrease in advertising spend.
See Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for additional information on Talc-Related Liabilities.
Net cash flows from operating activities was $334 million and $3.4 billion for 2021 and 2020, respectively, a decrease of $3.1 billion. The decrease was primarily attributable to $3.2 billion of payments made in 2021 for Talc-Related Liabilities. This was offset by changes in working capital as summarized below:
•An increase in trade receivables due to a slight extension in payment terms for certain regions as well as lower collections compared to the prior year which included an additional week in the fiscal year.
•An increase in inventories due to increases in freight and commodity costs.
•An increase in accounts payable, accrued and other liabilities (excluding Talc-Related Liabilities) related to improvements from timing of payments in the ordinary course of business.
See Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus for additional information on Talc-Related Liabilities.
Investing Activities
Net cash used in investing activities was $390 million, $171 million and $83 million in 2022, 2021 and 2020, respectively. The increase in cash used in investing activities from 2021 to 2022 was primarily driven by higher purchases of property, plant and equipment, offset by lower proceeds from the sale of equity investments in 2022 and higher proceeds from divestitures in 2021. The increase in cash used in investing activities from 2020 to 2021 was primarily driven by higher purchases of property, plant and equipment in 2021, offset by proceeds from the sale of equity investments in 2021 and higher proceeds from divestitures in 2020.
Financing Activities
Net cash used in financing activities was $1.6 billion in 2022, negligible in 2021 and $3.5 billion in 2020. The financing activities cash flows primarily reflect net transfers to Johnson & Johnson of $1.6 billion in 2022 and $3.5 billion in 2020. Net transfers to Johnson & Johnson were driven by cash pooling and general financing activities and offset by indirect cost allocations from Johnson & Johnson. For further details regarding net transfers to Johnson & Johnson, see Note 9, “Related Parties,” to Kenvue’s audited combined financial statements included elsewhere in this prospectus.
Sources of Liquidity
In connection with the Separation, Kenvue’s capital structure and sources of liquidity have changed from its historical capital structure because of its issuances of shares, the Kenvue IPO, and the Debt Financing Transactions. As of April 4, 2023, Kenvue no longer participates in Johnson & Johnson’s corporate-wide cash management and centralized funding programs. Kenvue’s ability to fund its operating needs will depend on its ability to continue to generate positive cash flow from operations, and on its ability to obtain debt financing on acceptable terms or to issue additional equity or equity-linked securities. Based upon Kenvue’s history of generating positive cash flows, Kenvue believes its existing cash and cash generated from operations will be sufficient to service its current obligations for at least the next 12 months. Management believes that Kenvue’s cash balances and funds provided by operating activities, along with expected borrowing capacity and access to capital markets, taken as a whole, provide adequate liquidity to meet all of its current and long-term obligations when due, including third-party debt that Kenvue incurred in connection with the Separation, adequate liquidity to fund capital expenditures, and flexibility to meet investment opportunities that may arise. However, Kenvue cannot assure you that it will be able to obtain additional debt or equity financing on acceptable terms in the future.

On March 22, 2023, Kenvue issued the Original Notes in an aggregate principal amount of $7.75 billion in a private placement. The net proceeds to Kenvue from the Original Notes offering was $7.7 billion after deductions of discounts and issuance costs of $75 million. The net proceeds were reflected as Restricted cash on Kenvue’s unaudited condensed consolidated balance sheets prior to their release from escrow on April 5, 2023. Upon release from escrow, these funds were loaned to Johnson & Johnson through the Facility Agreement dated April 5, 2023. For further details on the Facility Agreement, see Note 4. “Borrowings,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. The unamortized debt issuance costs related to the Original Notes as of July 2, 2023 were approximately $72 million. The interest payments are due on March 22 and September 22 of each year, commencing September 22, 2023.
The Original Notes are governed by an indenture and supplemental indenture between Kenvue and a trustee (collectively, the “indenture”). The indenture contains certain covenants, including limitations on Kenvue and certain of its subsidiaries’ ability to incur liens or engage in sale leaseback transactions. The indenture also contains restrictions on Kenvue’s ability to consolidate, merge or sell substantially all of its assets. In addition, the indenture contains other customary terms, including certain events of default, upon the occurrence of which, the Original Notes may be declared immediately due and payable.
On April 5, 2023, Kenvue entered into the Facility Agreement, allowing Kenvue to lend the proceeds from the issuance of debt (including commercial paper) in an aggregate amount of $8.9 billion to Johnson & Johnson. Interest on loans made from the Facility Agreement was charged at an interest rate equal to the Secured Overnight Financing Rate (“SOFR”) less an adjusted margin of 15 basis points, with a floor of 0% (a weighted average interest rate of 4.7%) to be paid monthly in arrears. Kenvue recognized interest income of $33 million in the fiscal three and six months ended July 2, 2023 in relation to the Facility Agreement.
Upon completion of the Kenvue IPO on May 8, 2023, the Facility Agreement was terminated and the balance of the Facility Agreement, and all accrued interest, were repaid by Johnson & Johnson, for a total cash inflow of $9.0 billion. Kenvue remitted this cash back to Johnson & Johnson as a part of the distribution to Johnson & Johnson in connection with the Separation.
On March 6, 2023, Kenvue entered into a credit agreement providing for a five-year senior unsecured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $4.0 billion to be made available in U.S. dollars and Euros. As of July 2, 2023, Kenvue had no outstanding balances under its Revolving Credit Facility.
On March 3, 2023, Kenvue entered into the Commercial Paper Program. Kenvue’s board of directors has authorized the issuance of up to $4.0 billion in aggregate principal amount of commercial paper under the Commercial Paper Program. Any such issuance will mature within 364 days from date of issue. The Commercial Paper Program contains representations and warranties, covenants and default that are customary for this type of financing. The commercial paper notes issued under the Commercial Paper Program are unsecured notes ranking at least pari passu with all of Kenvue’s other senior unsecured indebtedness. Prior to the Kenvue IPO, Kenvue issued $1.25 billion under the Commercial Paper Program. In aggregate, inclusive of amounts issued as part of the Debt Financing Transactions, Kenvue issued $2.3 billion of commercial paper notes and repaid $1.6 billion, in line with its stated maturities during the fiscal three months ended July 2, 2023. As of July 2, 2023, Kenvue had $754 million of outstanding balances under the Commercial Paper Program, net of a related discount of $2 million.
Kenvue accrued interest expenses of $118 million and $129 million the fiscal three and six months ended July 2, 2023, respectively and interest income of $65 million and $75 million for the fiscal three and six months ended July 2, 2023, respectively. The net amount was included in Interest expense, net on Kenvue’s unaudited condensed consolidated statements of operations.
As of July 2, 2023, Kenvue was in compliance with all financial covenants and no default or event of default has occurred.
On May 8, 2023, in conjunction with the Consumer Health Business Transfer, Kenvue distributed $13.8 billion to Johnson & Johnson from the (1) net proceeds received from the sale of the common stock in the Kenvue IPO, (2)

net proceeds received from the Debt Financing Transactions and (3) any cash and cash equivalents in excess of the $1.17 billion in cash and cash equivalents retained by Kenvue immediately following the Kenvue IPO.
Kenvue expects to utilize its cash flows to continue to invest in its brands, digital capabilities, talent and growth strategies, to repay its indebtedness over time and for general corporate purposes.
Future Cash Requirements
Kenvue expects its future cash requirements will relate to working capital, capital expenditures, restructuring and integration, benefit obligations, interest expense and debt service obligations, litigation costs and the return of capital to shareholders, including through the payment of any dividend. On July 20, 2023, the board of directors of Kenvue declared a $0.20 cash dividend for the third quarter of 2023 to shareholders. The third quarter dividend of $0.20 per share on the outstanding common stock will be payable on September 7, 2023 to shareholders of record as of the close of business on August 28, 2023. In addition, Kenvue may use cash to enter into business development transactions, such as licensing arrangements or strategic acquisitions.
In addition to Kenvue’s working capital requirements, as of July 2, 2023, Kenvue expects its primary cash requirements for 2023 to include capital expenditures. Kenvue has made payments of $132 million and $375 million for property, plant, and equipment for the fiscal six months ended July 2, 2023 and the fiscal year ended January 1, 2023, respectively.
Future Litigation
In the ordinary course of business, Kenvue is involved in litigation, claims, government inquiries, investigations, charges, and proceedings. See Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details regarding certain matters that are currently pending. Kenvue’s ability to successfully resolve pending and future litigation may adversely impact its financial condition, results of operations, or cash flows.
Off-Balance Sheet Arrangements
Kenvue did not have during the periods presented, and Kenvue does not currently have, any off-balance sheet arrangements (as defined under the rules and regulations of the SEC) or any relationships with unconsolidated entities that have or are reasonably likely to have a material current or future effect on its financial condition, changes in financial condition, net sales or expenses, results of operations, liquidity, cash requirements, or capital resources.
Quantitative and Qualitative Disclosures About Market Risk
Foreign Currency Risk
Kenvue operates on a global basis and are exposed to the risk that Kenvue business, results of operations or financial condition could be adversely affected by changes in foreign currency exchange rates, including as a result of the strengthening of the U.S. Dollar or fluctuations in foreign currency rates in numerous jurisdictions, particularly the European Union, the United Kingdom, Japan, China, Canada, Brazil, and India. Kenvue is primarily exposed to foreign exchange risk with respect to future intercompany products sales and purchases and third-party purchases of materials denominated in a foreign currency. Kenvue manages the impact of foreign exchange rate movements on Kenvue’s earnings, cash flows and fair values of assets and liabilities through operational means and through the use of various financial instruments, including derivative instruments such as forward foreign exchange contracts. Gains or losses on these contracts are generally offset by the gains or losses on the underlying transactions.
Inflation Risk
Inflationary pressures have recently increased, and may continue to increase, the costs of raw materials, packaging components and other inputs for Kenvue’s products. Since 2021 and continuing throughout the fiscal six months ended July 2, 2023, Kenvue has experienced, and Kenvue continues to experience, higher than expected inflation, including escalating transportation, commodity, and other supply chain costs and disruptions that have affected, and continue to affect, Kenvue’s results of operations. Kenvue has partially offset the impact of inflation largely through price increases, in addition to continued supply chain optimization initiatives.
However, if Kenvue’s costs continue to be subject to significant inflationary pressures, Kenvue may not be able to offset such higher costs through price increases, which could adversely affect Kenvue’s business, results of operations, or financial condition.
Interest Rate Risk
Kenvue’s cash equivalents and marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely affected due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Holding other estimates constant, a hypothetical 1% increase or decrease in interest rates would not have had a material impact on the value of Kenvue’s cash and cash equivalents as of July 2, 2023 and January 1, 2023.
In connection with the Separation, Kenvue incurred approximately $9.0 billion of new debt pursuant to the Debt Financing Transactions. This new debt includes $7.75 billion of debt that Kenvue incurred in connection with the Original Notes offering, which Kenvue completed on March 22, 2023, and $1.25 billion of commercial paper issued under the Commercial Paper Program. Kenvue’s interest expense for these borrowings and for any new debt Kenvue may incur in the future, including under the Revolving Credit Facility, could be exposed to changes in interest rates. Interest rate risk is highly sensitive due to many factors, including the monetary and tax policies of the United States and other countries, market and economic factors, and other factors beyond Kenvue’s control.
Beginning in October 2022, Kenvue entered into forward starting interest rate swap agreements in contemplation of securing long-term financing for the Separation or for other long-term financing purposes in the event the Separation does not occur. In connection with the Original Notes offering, the interest rate swap contracts were early terminated on a negotiated basis. See Note 12, “Fair Value Measurements,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
During the first quarter of 2023, Kenvue settled the forward starting interest rate swaps and received approximately $38 million upon settlement, resulting in a gain in Accumulated other comprehensive loss. The gain in Accumulated other comprehensive loss will be amortized and recorded in Other expense (income), net on Kenvue’s unaudited condensed consolidated statements of operations over the life of the 5-year, 10-year and 30-year bonds.
Commodity Price Risk
Kenvue is exposed to commodity and other price risk, including from essential oils, resins, pulp, tropical oils, lubricants, tallow, corn, poultry, soybeans and silicon; packaging components, including corrugate; and other inputs, including energy, labor, transportation (such as trucks, containers and ocean freight), and logistics services. Kenvue uses various strategies to manage cost exposures on certain material purchases with the objective of obtaining more predictable costs for these commodities.
Credit Risk
Kenvue is exposed to potential credit losses in the event of nonperformance by counterparties to Kenvue’s receivables, including Kenvue’s customers. Concentrations of credit risk arising from receivables from customers are limited due to the diversity of Kenvue’s customers. Kenvue performs credit evaluations of Kenvue’s customers’ financial conditions and may also obtain collateral or other security as appropriate. Notwithstanding these efforts, current adverse macroeconomic factors across the global economy may increase the difficulty in collecting receivables.

Critical Accounting Policies and Estimates
Critical accounting policies and estimates are those policies and estimates that are most important and material to the preparation of Kenvue’s combined financial statements, and which require management’s most subjective and complex judgments due to the need to select policies from among alternatives available and to make estimates about matters that are inherently uncertain. Kenvue bases its estimates on historical experience and other factors that Kenvue believes to be reasonable under the circumstances. On an ongoing basis, Kenvue reviews its estimates to ensure that these estimates appropriately reflect changes in its business and new information as it becomes available. If historical experience and other factors Kenvue uses to make these estimates do not reasonably reflect future activity, Kenvue’s business, results of operations or financial condition could be adversely affected.
Revenue Recognition
Kenvue’s revenue contracts represent a single performance obligation to sell its products to customers. Revenue from the sale of products to customers is recognized at a single point in time when ownership, risks and rewards transfer, which can be on the date of shipment or the date of receipt by the customer depending on the terms of the contract. Net sales exclude taxes collected by Kenvue on behalf of governmental authorities and include the shipping and handling fees charged to customers.
The nature of Kenvue’s business gives rise to several types of variable consideration including trade promotions, comprised of coupons, product listing allowances, cooperative advertising arrangements, volume-based incentive programs, as well as discounts to customers, rebates, sales incentives and product returns, which are estimated at the time of the sale using the “expected value” method or the “most likely amount” method based on the form of variable consideration. Trade promotions, discounts to customers, rebates and sales incentives are issued to customers at the point of sale and are estimated based on contractual terms, historical experience, trend analysis and projected market conditions in the various markets served. Revenue is recognized net of provisions for discounts and trade promotions. The potential of Kenvue’s estimates to vary differs by product, customer type and geographic location. Historically, adjustments to these estimates to reflect updated expectations or actual results have not been material to Kenvue’s overall business.
See Note 15, “Segments of Business and Geographic Areas,” to Kenvue’s audited combined financial statements and Note 14, “Segments of Business,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for further disaggregation of net sales.
Income Taxes
The tax amounts in the combined financial statements have been calculated based on a separate return methodology and presented as if Kenvue’s operations were reported by separate taxpayers in the jurisdictions in which Kenvue operates. Following the Separation, Kenvue’s operating footprint as well as tax return elections and assertions are expected to be different and therefore, Kenvue’s hypothetical income taxes, as presented in the combined financial statements, are not expected to be indicative of Kenvue’s future income taxes. Certain current income tax liabilities related to Kenvue’s activities included in Johnson & Johnson’s income tax returns were assumed to be immediately settled with Johnson & Johnson through the Net Parent investment account in the combined balance sheet and reflected in the combined statement of cash flows as a financing activity.
Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any differences between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. Kenvue estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities.
Federal, state and foreign income tax payables and receivables are recognized in the combined balance sheet for entities that file separate income tax returns and make direct payments to taxing authorities. Federal, state and foreign income tax payables and receivables for entities that file a combined, consolidated or group income tax return with Johnson & Johnson are deemed settled with Johnson & Johnson and are included in the Net Parent investment account.

Management establishes valuation allowances on deferred tax assets when it is determined “more likely than not” that some portion or all of the deferred tax assets may not be realized. Management considers positive and negative evidence in evaluating Kenvue’s ability to realize its deferred tax assets, including its historical results and forecasts of future ability to realize its deferred tax assets, including forecasts of future taxable income on a jurisdiction-by-jurisdiction basis.
Kenvue has unrecognized tax benefits for uncertain tax positions. Kenvue follows U.S. GAAP, which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The estimates for these positions are regularly assessed based upon all available information. These estimates may be revised in the future and such changes may have a material additional expense or benefit to Kenvue’s financial results or its effective tax rate.
In the United States, the Tax Cuts and Jobs Act of 2017 (“TCJA”) includes provisions for a tax on global intangible low-taxed income (“GILTI”). GILTI is described as the excess of a U.S. shareholder’s total net foreign income over a deemed return on tangible assets, as provided by the TCJA. In January 2018, the Financial Accounting Standards Board issued guidance that allowed companies to elect as an accounting policy whether to record the tax effects of GILTI in the period the tax liability is generated (i.e., “period cost”) or to provide for deferred tax assets and liabilities related to basis differences that exist at the balance sheet date and are expected to affect the amount of GILTI inclusion in future years upon reversal (i.e., “deferred method”). Kenvue has elected to account for GILTI under the deferred method. The deferred tax amounts recorded are based on the evaluation of temporary differences that are expected to reverse as GILTI is incurred in future periods.
On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 (“IR Act”), which, among other things, introduces a 15% minimum tax based on adjusted financial statement income of certain large corporations with a three-year average adjusted financial statement income in excess of $1 billion, an excise tax on corporate stock buybacks and several tax incentives to promote clean energy. Kenvue is continuing to evaluate the IR Act and its potential impact on future periods, and at this time Kenvue does not expect the IR Act to have a material impact on its combined financial statements.
On December 15, 2022, the EU Member States formally adopted the EU’s Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the Organization for Economic Co-operation Development (“OECD”) Pillar Two Framework that was supported by over 130 countries worldwide. The EU’s Pillar Two Directive effective dates are January 1, 2024, and January 1, 2025, for different aspects of the directive. On July 17, 2023, the OECD published Administrative Guidance proposing certain safe harbors that effectively extend certain effective dates to January 1, 2027. EU Member States still need to adopt the OECD Administrative Guidance in their local Pillar Two legislation for such safe harbor rules to apply. A significant number of other countries are also considering implementing similar legislation. Kenvue is continuing to evaluate the potential impact on future periods of the Pillar Two Framework, pending legislative adoption by additional individual countries, including those within the European Union. The global implementation of the minimum tax could have a material impact on Kenvue’s condensed consolidated financial statements in future periods.
Kenvue has recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 and certain undistributed earnings arising after December 31, 2017 from its subsidiaries organized outside the United States. Kenvue has not recorded deferred taxes on any other undistributed earnings arising after December 31, 2017 from its subsidiaries organized outside the United States, where the earnings are considered to be indefinitely reinvested. Kenvue intends to continue to reinvest these earnings in those operations outside the United States. If Kenvue decides at a later date to repatriate these earnings to the United States, Kenvue would be required to provide for the net tax effects on these amounts. Kenvue estimates that the tax effect of this repatriation would be approximately $114 million under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.
Kenvue entered into a tax matters agreement with Johnson & Johnson in connection with the Separation. See “Agreements between Johnson & Johnson and Kenvue and Other Related Party Transactions—Agreements Entered into in Connection with the Separation—Tax Matters Agreement.”

See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 11, “Income Taxes,” to Kenvue’s audited combined financial statements and Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 10, “Income Taxes,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding income taxes.
Legal Contingencies
Kenvue records accruals for loss contingencies including legal proceedings and product liability claims as these arise in the normal course of business. The accruals are recorded when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against Kenvue or Johnson & Johnson, Kenvue does not record an accrual until a loss is determined to be probable and can be reasonably estimated.
See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding product liability and legal proceedings.
Goodwill and Intangible Assets
Kenvue assesses goodwill and intangible assets with indefinite lives at least annually for impairment, or more frequently if impairment indicators exist. Factors considered for the annual impairment test or if indicators of impairment exist include:
•macroeconomic industry and market conditions;
•a significant adverse shift in the operating environment or the manner in which an asset is used; or
•pending litigation.
Intangible assets that have finite useful lives continue to be amortized over their useful lives and are reviewed for impairment if impairment indicators exist. Kenvue’s evaluation is based on an assessment of potential indicators of impairment, such as:
•an adverse change in legal factors or in the business climate that could affect the value of an asset;
•an adverse change in the extent or manner in which an asset is used or is expected to be used; or
•current or forecasted reductions in net sales, operating income, or cash flows associated with the use of an asset.
No indicators of impairment were present for 2021 and 2020. During 2022, Kenvue recognized an intangible impairment of $12 million in Other (income) expense, net, operating in Kenvue’s audited combined statements of operations related to certain trademarks deemed as irrecoverable.
During 2022, Kenvue reallocated goodwill to align with the new operating segments determined in 2022: (1) Self Care, (2) Skin Health and Beauty and (3) Essential Health, which are also Kenvue’s reporting units. As a result of this realignment, goodwill was reassigned to each of the reporting units using a relative fair value approach. Kenvue estimates the fair values of a reporting unit using a discounted cash flow model. Following the change in reporting units, Kenvue performed a quantitative impairment test on each of the reporting units which resulted in no impairment to goodwill. Kenvue performed its annual goodwill impairment analysis during the fourth quarter of 2022 and concluded there was no impairment to goodwill.
See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 4, “Intangible Assets and Goodwill,” to Kenvue’s audited combined financial statements and Note 1, “Description of the Company and Summary of Significant Accounting Policies,” and Note 3, “Intangible Assets and Goodwill,” to Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus for further information regarding goodwill and intangible assets.

BUSINESS
Company Overview
Kenvue is the world’s largest pure-play consumer health company by revenue with $15.0 billion in net sales in 2022. Kenvue combines the power of science with meaningful human insights and digital-first capabilities, which Kenvue believes empowers approximately 1.2 billion people to live healthier lives every day. Kenvue’s differentiated portfolio of iconic brands—including Tylenol, Neutrogena, Listerine, Johnson’s, BAND-AID® brand, Aveeno, Zyrtec and Nicorette—is built for moments that uniquely matter to its consumers and, it believes, drives positive health outcomes around the world.
Kenvue is a global leader at the intersection of healthcare and consumer goods, with a portfolio of iconic brands, operating in some of the most attractive categories in consumer health from both a growth and profitability perspective. Kenvue’s consumer health portfolio includes self care, skin care and beauty and essential personal care products, which reflect categories that Kenvue believes allow consumers across the world to realize the extraordinary power of everyday care. Kenvue holds leadership positions across a $369 billion consumer health market that Kenvue expects to grow at a compounded annual growth rate (“CAGR”) of 3% to 4% globally through 2025.
Kenvue is well positioned to capitalize on this large market opportunity through Kenvue’s holistic approach to delivering consumer health solutions. This approach starts with Kenvue’s distinctive understanding of various consumer needs, which allows Kenvue to apply its consumer insights across multiple categories and brands. These comprehensive solutions are backed by science and recommended by healthcare professionals, which further reinforces Kenvue’s consumers’ connections to its brands.
Kenvue’s portfolio of brands is widely recognized and represents a combination of global and regional brands, many of which hold leading positions in their respective categories. Ten of Kenvue’s brands had approximately $400 million or more in net sales in 2022, and Kenvue currently holds seven #1 brand positions across major categories globally, in addition to many #1 brand positions locally across Kenvue’s four regions. In 2022, Kenvue’s net sales were well balanced and scaled across three segments: Self Care (40%), Skin Health and Beauty (29%) and Essential Health (31%).
Kenvue’s global footprint is also well balanced geographically with approximately half of Kenvue’s net sales generated outside North America in 2022. The breadth and scale of Kenvue’s portfolio allows Kenvue to dynamically capitalize on and respond to current trends impacting its categories and geographic markets. Kenvue’s breadth and scale also provide Kenvue with a strong platform to broaden and enhance Kenvue’s portfolio in the future.
Kenvue’s global scale and brand portfolio are complemented by its well-developed capabilities and accelerated through its digital-first approach, allowing Kenvue to deliver better consumer health experiences. Kenvue’s marketing organization leverages Kenvue’s e-commerce, precision marketing and broader digital capabilities to develop unique consumer insights and further enhance the relevance of Kenvue’s brands. Kenvue’s R&D organization leverages these consumer insights and places human empathy at the heart of Kenvue’s product development process. Kenvue combines that perspective with deep, multi-disciplinary scientific expertise, and engagement with healthcare professionals, to drive innovative new products, solutions and experiences.
Kenvue’s marketing and innovation capabilities are further complemented by its end-to-end, digitally connected supply chain ecosystem which is designed to optimize the flexibility and agility of its route-to-market. Kenvue’s sourcing, manufacturing and demand planning capabilities are continuously optimized to meet evolving market dynamics. Kenvue also aims to leverage its flexible distribution network, consumer health thought leadership and data-driven customer partnerships to continue to drive joint value creation for Kenvue and its retail customers. Underpinned by Kenvue’s comprehensive ESG strategy, Kenvue’s core capabilities are supported by its commitment to building a resilient and sustainable business that creates value for all Kenvue’s stakeholders over the long term.

The strength of Kenvue’s business has created a compelling financial profile characterized by net sales growth and strong profitability. From 2020 to 2022, Kenvue’s net sales increased from $14.5 billion to $15.0 billion, representing a CAGR of 1.7%, Kenvue’s net income (loss) increased from $(879) million to $2.1 billion, Kenvue’s Adjusted EBITDA decreased from $3.8 billion to $3.6 billion and Kenvue’s Adjusted net income decreased from $2.7 billion to $2.6 billion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Supplemental Non-GAAP Financial Information” for information regarding Kenvue’s use of Adjusted EBITDA and Adjusted net income, which are non-GAAP financial measures, and for a reconciliation of each of Adjusted EBITDA and Adjusted net income to its most directly comparable financial measure calculated in accordance with U.S. GAAP.
Kenvue’s Industry
Kenvue has a differentiated business profile focused exclusively on consumer health, with a portfolio that includes self care, skin care and beauty and essential personal care products. This broad portfolio allows Kenvue to provide holistic consumer health solutions to its consumers across a spectrum of need states and usage occasions, while holding leading positions across numerous large and attractive categories globally.
The $369 billion consumer health market in which Kenvue operates grew at a CAGR of 4.8% from 2019 to 2022, according to data from Euromonitor and Nicholas Hall. Kenvue believes this total addressable consumer health market will continue to grow at a CAGR of 3% to 4% globally through 2025, supported by various secular trends expected to favor Kenvue’s industry.
Several trends are re-shaping consumer health and contributing to sustainable long-term growth potential. Specifically, Kenvue sees the following trends unfolding:
•Increasingly empowered consumers focused on their health. Consumers are increasingly adopting a holistic approach across the consumer health continuum, understanding that overall well-being is a foundational element of a balanced and longer life. Consumer preferences and expectations for consumer health products continue to evolve, with a heightened focus on preventative care and science-backed solutions. While the focus on consumer health was already on the rise before the COVID-19 pandemic, this focus has further accelerated since the start of the pandemic. Kenvue sees momentum in the OTC category, while dermocosmetics continue to outpace the broader skin care and beauty category, shifting the paradigm of beauty towards health. Kenvue believes this trend is expected to continue and that consumers will continue to seek solutions that meet their health goals.
•Global healthcare systems embracing proactive and preventive health and wellness. As demand for healthcare rises, both developed countries and emerging markets will experience increased strain on health services and fiscal budgets. In OECD countries, health spending constituted an average of 15% of all government expenditure in 2019. Effective consumer health solutions provide an alternative to help meet some of these demands. These solutions are expected to experience increasing demand and government support in the future. One example of this trend is the “Healthy China 2030” strategic plan. The plan broadly aspires to provide equitable, systematic and sustainable services for the population of China throughout their lives, most notably from a self care perspective. Worldwide, Kenvue believes that improving health literacy and education can have empowering effects on peoples’ lives. Kenvue also believes that consumer health brands can have an impact in alleviating global healthcare crises with products that can be a first line of defense against preventable ailments and other health issues, significantly reducing overall healthcare system costs.
•Traditional retailers increasing focus on health and wellness. As a result of increasing demand for consumer health products, traditional retailers have shifted their focus and allocated more shelf space to consumer health categories. According to a third-party report, 38% of consumers surveyed as of May 2021 believe offering a wide variety of OTC healthcare products is the most important factor for retailers to be considered a trusted health source. As a partner to consumers on their health journey, retailers have health and wellness at the core of their growth ambitions and have already experienced increased foot traffic in outlets with health-focused offerings. In addition, many traditional retailers have also designed their own in-house health-oriented service platforms to capitalize on this momentum. Kenvue expects this trend will accelerate in the medium term as additional traditional retailers realize the benefits of focusing on health and wellness as consumers continue to incorporate these products in their everyday lives.
•Digital ecosystems creating new opportunities and personalized solutions. The overall consumer health sector is becoming increasingly digitally oriented. Technology and data help personalize solutions through consumer insights and offer new ways to interact with consumers through a true omnichannel approach, including social media, mobile apps, telehealth, connected devices and other channels. E-commerce adoption in the consumer health sector has continued growing since the start of the COVID-19 pandemic as consumers across multiple generations are increasingly demanding omnichannel options and purchasing consumer health products through e-commerce or DTC channels.
•Premiumization reflecting shifting purchase drivers among consumers. Premiumization trends have been observed in consumer categories for decades resulting from demographic shifts and evolving consumer preferences, as well as the more recent impact of social media. The skin care category exemplifies this shift, particularly in China where it is buoyed by urbanization and e-commerce access, and in the United States as mass and premium categories increasingly converge online and offline, reflecting consumers’ willingness to invest in better health and beauty outcomes and experiences. Consumers are increasingly prioritizing the effectiveness of their products and seeking science-based solutions across all price points. Kenvue believes these trends will align with broader demand for consumer health in the future as consumers continue to pursue these benefits proactively.
•Aging population. According to the World Health Organization, the world’s population over 60 years old will nearly double between 2015 and 2050. This aging population will require significant public and private efforts to ensure that health and social systems are equipped to handle this demographic shift. More than ever before, Kenvue expects that consumer health and personal care companies will be relied upon to continue developing products that meet the needs of an aging population. Kenvue also expects that the demand for early preventative solutions, self care and anti-aging products will continue to increase as more consumers, from Baby Boomers and Generation X to Millennials and Generation Z, learn and appreciate the benefits of focusing on their health sooner.
•Growing middle-class in emerging markets. Over the next 15 years, the number of middle-class consumers globally is expected to rise significantly, particularly in Asia. Kenvue is witnessing the rise of a new middle class across multiple emerging markets, comprising households with an income level comparable to that of developed economies. According to Euromonitor, between 2019 and 2030, the number of households with annual disposable income of $45,000 to $100,000 on a purchasing power parity basis across emerging markets is expected to rise by 5% to 6% per year on average, significantly exceeding the average annual growth of 1.2% expected for the total number of households in the same period. Kenvue believes this trend will continue to drive incremental demand for consumer health and personal care products across multiple geographic markets.
Further details on the consumer health categories Kenvue operates in through each of Kenvue’s three business segments are summarized below:
•The Self Care subcategories in which Kenvue has products comprise a $114 billion global market as of calendar year 2022, which grew at a CAGR of 5.1% from 2019 to 2022 according to Nicholas Hall. The Nicholas Hall subcategories in which Kenvue has Self Care products include: Analgesics, Gastrointestinals, Dermatologicals, Lifestyle CHC, Cough & Cold, Allergy, Eye Care and Smoking Control. Vitamins, minerals & supplements are excluded.
•The Skin Health and Beauty subcategories in which Kenvue has products comprise a $217 billion global market as of calendar year 2022, which grew at a CAGR of 4.5% from 2019 to 2022 according to Euromonitor. The Euromonitor subcategories in which Kenvue has Skin Health and Beauty products include: Conditioners and Treatments, Hair Loss Treatments, Shampoos, Medicated Shampoos, Skin Care and Adult Sun Care.

•The Essential Health subcategories in which Kenvue has products comprise a $38 billion global market as of calendar year 2022, which grew at a CAGR of 6.2% from 2019 to 2022 according to Euromonitor. The Euromonitor subcategories in which Kenvue has Essential Health products include: Baby and Child Specific Products (excluding Wipes), Mouthwash/Dental Rinses, Sanitary Protection (excluding the United States, Canada and China) and Wound Care.
Within Kenvue’s three business segments, Kenvue sells products that are regulated by the FDA as drugs, cosmetics or medical devices. For additional information about the regulation of these products, see “—Government Regulations—Drug Products,” “—Government Regulations—Cosmetics” and “—Government Regulations—Medical Devices.”
Kenvue’s Competitive Strengths
Kenvue believes its business is differentiated by the following set of competitive strengths. Although Kenvue believes these competitive strengths will contribute to the growth and success of Kenvue, its business is subject to risks that may prevent Kenvue from achieving its business objectives or otherwise adversely affect Kenvue’s business, results of operations or financial condition. See “Prospectus Summary—Summary of Risk Factors” and “Risk Factors” for a discussion of these risks, which you should consider carefully before determining whether or not to participate in the Exchange Offers.
Leading portfolio of category-defining and trusted brands
Kenvue has a world class, global portfolio of iconic and modern brands that has been built over the last 135 years and is trusted by generations of consumers. Kenvue’s curated and purposeful portfolio of brands enables Kenvue to deliver holistic consumer health solutions to its consumers across multiple categories. Kenvue’s brands are widely recognized and include household names such as Tylenol, Listerine, Neutrogena, Aveeno, Johnson’s and BAND-AID® brand. At a time when consumers are increasingly health-conscious, Kenvue believes its brands empower approximately 1.2 billion people to live their healthiest lives every day. Operating across a number of categories and geographies around the globe, Kenvue’s comprehensive portfolio combines global and regional brands, many of which hold leading positions in Kenvue’s three segments. Among them, ten brands had approximately $400 million or more in net sales in 2022. Kenvue currently holds seven #1 brand positions across major categories globally, in addition to many #1 brand positions locally across Kenvue’s four regions. In addition, in June 2022, BAND-AID® brand was named the #1 most trusted brand in the United States across all categories by Morning Consult. Although some of Kenvue’s brands and products currently hold leading market positions, they nonetheless may possess a relatively small share of a highly fragmented market or may face a competing product that possesses a larger market share on a global or regional basis. While operating in competitive markets, Kenvue believes the strength of its brand recognition is a key differentiator that allows it to maintain and gain mindshare among consumers around the world.
Kenvue’s top 10 brands globally by net sales in 2022 include:

Deep connection with consumers built upon trust and human empathy
Kenvue’s brands are built for moments that uniquely matter, which helps create deep bonds with its consumers. Whether for the first baby bath, the first cuts and bruises, a pain or sniffle or the onset of menstruation, Kenvue’s iconic brands are there, introduced by people consumers love and trust. Kenvue believes these moments of vulnerability when its brands are first introduced create an emotional connection to its products and a deep association of care and well-being that fosters lifelong loyalty to Kenvue’s brands. Although consumer preferences and purchasing patterns are difficult to predict, Kenvue strives to meet evolving consumer values, including growing interests in sustainability and inclusivity, which further deepens consumers’ trust in and loyalty to its brands. Kenvue recognizes that developing and maintaining the reputation of its brands is a critical component of Kenvue’s relationship with consumers, customers and other third-party partners, and the failure to maintain the value of Kenvue’s brands could impact its brand loyalty with these parties.
Products recommended by healthcare professionals and experts
Kenvue believes its relationships with healthcare professionals and experts and health organizations complement its ability to articulate Kenvue’s science-backed solutions in ways that meet the needs and preferences of its consumers. Several of Kenvue’s brands have a long history of recommendations by healthcare professionals and are the #1 most recommended brand by healthcare professionals in their respective categories. For example, Tylenol is the #1 doctor recommended adult pain medication in the United States, Neutrogena is the #1 dermatologist recommended OTC sunscreen and acne brand in the United States and Listerine is the #1 dentist recommended mouthwash in the United States, based on surveys conducted by third parties of select healthcare practitioners in the United States from 2020 to 2022. Kenvue also maintains several relationships with established health organizations, including the American Heart Association, the American Academy of Dermatology and the Arthritis Foundation.
Balanced and resilient business profile across categories and geographies
Kenvue has a balanced, resilient business profile with iconic brands across categories and geographic markets. In 2022, Kenvue’s net sales were well balanced across three segments, all focused on consumer health: Self Care (40%), Skin Health and Beauty (29%) and Essential Health (31%). Within each of these segments, Kenvue’s portfolio of iconic brands operates within some of the most attractive categories in the consumer health industry from both a growth and profitability perspective. This balance across categories and geographic markets has also provided resilience across economic cycles, as exemplified during the COVID-19 pandemic, where increased demand for certain of Kenvue’s Self Care and Essential Health products balanced the reduced demand from lost usage occasions due to lockdowns and other factors affecting Kenvue’s Skin Health and Beauty segment. Furthermore, Kenvue’s portfolio, fueled by the power of its global brands and complemented by strong regional brands that are uniquely tailored to local preferences and trends, represents a well-balanced footprint between North America and other regions. While North America is Kenvue’s largest geographic region, approximately half of Kenvue’s net sales in 2022 were generated in other regions. The breadth and scale of Kenvue’s portfolio allows

Kenvue to both dynamically capitalize on and respond to current trends impacting its categories and geographic markets, and provides Kenvue a strong platform to broaden and develop its portfolio in the future.
Consumer-focused innovation backed by science
Product innovation is deeply rooted in Kenvue’s DNA and strongly manifested in its culture. Since their inception, the goal of Kenvue’s brands has been to make a positive and enduring impact on the daily health of its consumers through advancements in science and technology. Several of Kenvue’s products also have a long history of life-enhancing, first-to-market innovations, such as Kenvue’s BAND-AID® brand product which was first launched in 1921 and created the adhesive bandage category. In some situations, Kenvue has driven the innovation and clinical research compendium of entire categories. For example, since 2009, Kenvue has generated more than 90% of all industry-sponsored research on baby skin development and baby skin care globally. In addition, Kenvue is a leader in mouthwash research, with Listerine having been studied and published in hundreds of peer-reviewed publications spanning back more than a century.
By leveraging leading R&D capabilities and a team of approximately 1,500 R&D professionals, Kenvue has a multi-disciplinary and differentiated approach to innovation. Kenvue leverages its extensive capabilities and consumer insights, derived through human empathy, to develop innovative new products and solutions that meet the specific needs of Kenvue’s consumers while enhancing their overall standard of care. Further, this approach is supported by rigorous scientific application based on Kenvue’s vast clinical research capabilities and long-standing relationships with healthcare professionals and academic institutions. Kenvue’s robust R&D capabilities have enabled Kenvue to launch more than 100 new product innovations each year since 2020. In addition, product innovations launched during the preceding three-year period have accounted for approximately $1.5 billion of Kenvue’s net sales each year since 2020.
Digital-first mindset
Over the last several years, Kenvue’s digital acceleration has transformed Kenvue’s ability to deliver better consumer health experiences. Today, Kenvue applies a digital-first mindset to all aspects of its operations, including R&D, supply chain, go-to-market and marketing, by prioritizing digital investments across its three segments. Kenvue has also significantly shifted its capital allocation priorities, and gradually increased its investment focus, into enhancing Kenvue’s digital capabilities. In 2022, 71% of Kenvue’s marketing spend was allocated to digital investments. These investments are improving data quality and access, fostering innovation, driving e-commerce success and enabling Kenvue to manage its supply chain more effectively while enhancing its marketing and commercial capabilities. By harnessing billions of consumer data points, Kenvue creates a personalized approach to health, consistent with data use and privacy requirements. Through technology-enabled solutions driven by Artificial Intelligence and data analytics, Kenvue drives scientific discovery with strategically located labs around the globe. This is further supported by data-driven customer partnerships and advanced business-to-business-to-consumer capabilities that enable Kenvue to win with customers and improve the efficiency of its marketing spend.
Operational excellence and flexibility driven by global reach, scale and a purpose-built supply chain
With a global team of more than 21,000 employees, presence in more than 165 countries and 25 in-house manufacturing sites, Kenvue is the world’s largest pure-play consumer health company by revenue. Although as a standalone company Kenvue will no longer benefit from Johnson & Johnson’s size and scale, Kenvue believes the scale and global footprint of its operations provides significant economies of scale, negotiating power with customers and suppliers and operational efficiencies across the globe.
Although the COVID-19 pandemic and the current volatility in the cost and availability of raw materials and other inputs for Kenvue’s products have tested its resilience, Kenvue’s supply chain has responded well overall. Kenvue continues to refine its network and enhance its product resiliency through reformulation, increased dual sourcing and inventory strategies. Within this context, reliability and resiliency remain Kenvue’s priority as Kenvue builds a fit-for-purpose supply chain that ensures Kenvue delivers its products to its consumers and customers whenever and wherever they need them.
Kenvue’s supply chain network is purpose-built to deploy resources across the globe where they are most needed. Kenvue’s extensive distribution network and sales organization enable Kenvue to establish strategic partnerships with key suppliers and retailers across multiple markets and channels, where Kenvue further leverages its scale to drive flexible manufacturing capacity and supply chain optimization. Kenvue believes this approach builds and supports its resilience across economic cycles and allows Kenvue to prioritize or expand its geographic focus based on its strategic priorities.
Proven leadership team supported by a diverse employee base and agile philosophy
Kenvue’s senior leadership team consists of seasoned professionals with deep industry expertise at the intersection of consumer goods and healthcare, with average experience of approximately 18 years. This leadership team has a significant track record of successfully delivering results, and has effectively transformed Kenvue’s business since taking the helm in 2019 by launching a strategic transformation that Kenvue believes positions it for success as a standalone public company. In addition, Kenvue’s senior leadership team is global and diverse, represented by 9 different nationalities and over 58% women. This robust group helps bring Kenvue’s employees together on a worldwide basis, with approximately 75% of its workforce located outside of North America.
Kenvue has built a world-class and diverse team that truly reflects the consumers and customers it serves. Through an agile structure focused on the ability to respond quickly to changes in market and consumer dynamics, Kenvue increasingly operates its organization based on three main agility principles: (1) consumer and customer obsession, (2) small, cross-functional empowered and accountable teams and (3) servant and inclusive leadership. Kenvue believes that its blend of talent, experience, diversity and agile, inclusive culture is a key competitive strength that will support its continued growth.
Robust financial profile with strong profitability
Kenvue has an attractive financial profile with momentum across all three segments, following a deliberate strategy adopted in 2019 aimed at expanding profitability and accelerating growth. The key elements of this strategy involved organizational re-design, portfolio repositioning and capability building. Since then, Kenvue has tailored Kenvue’s portfolio by reducing the number of SKUs by 21% through 2022 and increasing media ROI, defined as incremental retail sales divided by cost of media, at a CAGR of 13% through 2021. Since the beginning of 2016, Kenvue has also actively refined its portfolio by completing 10 acquisitions and 15 divestitures.

Net sales grew from $14.5 billion in 2020 to $15.0 billion in 2022, representing a CAGR of 1.7%. Net income (loss) grew from $(879) million in 2020 to $2.1 billion in 2022. Adjusted net income and Adjusted EBITDA decreased from $2.7 billion to $2.6 billion and from $3.8 billion to $3.6 billion from 2020 to 2022, respectively.
Kenvue’s Growth Strategies
Kenvue’s leading competitive positions across attractive consumer health categories and its strong global presence provide Kenvue with multiple avenues to drive continued long-term growth. Kenvue plans to deliver this growth by capturing additional category and brand penetration through growing brand relevance and salience, increasing product availability in existing and new channels and delivering a consistent cadence of innovation. In addition, Kenvue also intends to selectively expand into new product adjacencies and geographic markets, while also thoughtfully and prudently evaluating acquisitions to enhance its core portfolio and capabilities.
Grow brand relevance and salience
Kenvue believes there are significant opportunities to further increase its category and brand penetration by continuing to deepen its brand relevance and salience across its portfolio. This begins with Kenvue’s marketing expertise that is built upon a combination of human empathy, science that improves health outcomes and a digital-first approach to promoting the relevance and salience of its brands. Kenvue’s digital-first approach to marketing generates unique consumer insights, which Kenvue leverages to continuously evolve its brand messaging. Kenvue believes this consumer-centric approach drives brand relevance and ultimately increases category and brand penetration.
Over the last several years, Kenvue’s consumer-centric marketing campaigns have received considerable consumer acclaim and increased its category and brand penetration throughout its portfolio. For example, Kenvue’s Neutrogena SkinU campaign, where Kenvue utilized TikTok to feature its consumer health scientists as the stars of the content, resulted in more than 300 million social media impressions and contributed to a 660% increase in Neutrogena’s social media followers from August to December 2021.
Based on Kenvue’s success to date, Kenvue believes there is a significant opportunity to further increase brand relevance and salience across its portfolio, such as in the mouthwash category with Kenvue’s Listerine brand, where household penetration is still relatively modest. Kenvue believes there are further opportunities to increase its penetration with its Tylenol brand among older generations, and with its Nicorette brand among people who are trying to quit smoking.
Increase product availability through Kenvue’s omnichannel strategy
Kenvue’s omnichannel strategy starts with a deep understanding of how consumers are shopping in a rapidly evolving retail landscape, where Kenvue works closely with its retail partners, both online and offline, to ensure product availability at the right place, the right time and with the right value proposition, allowing Kenvue to drive category and brand growth. Kenvue’s omnichannel approach is highly targeted to its most attractive core geographic markets, which Kenvue defines as fast-growing markets where it is well positioned to win.
Kenvue has an opportunity to further expand product availability in its core geographic markets, such as North America and China, with Kenvue’s existing retail customers through leveraging Kenvue’s thought leadership in consumer health, scientific expertise and focus on joint value creation. As Kenvue’s traditional retail customers continue increasing their focus on consumer health, Kenvue’s portfolio is particularly well positioned to capture this incremental shelf space through its holistic approach to delivering consumer health solutions. Additional retail partnerships represent another opportunity to expand offline retail category penetration for Kenvue’s leading brands in its largest geographic markets. Examples of these partnerships include Kenvue’s sun care partnership with Walgreens and its data collaboration through the Walmart Luminate portal. Kenvue also has an opportunity to increase its presence in the fast-growing pharmacy channel globally, where Kenvue has a strong existing footprint to expand upon, particularly in EMEA, India and China. Kenvue also intends to expand its presence in online-to-offline services in APAC.

Kenvue also plans to continue accelerating its omnichannel strategy by driving its e-commerce sales, which represented 13% of Kenvue’s net sales in 2022 and grew at a CAGR of 20% from 2020 to 2022. Kenvue plans to further increase its e-commerce sales through additional product availability and innovation online, driving brand awareness through targeted advertisement placements and leveraging Kenvue’s go-to-market capabilities to continuously improve delivery times. The DTC channel, which enables greater direct consumer engagement, is another component of Kenvue’s omnichannel strategy. For example, Dr. Ci:Labo, Kenvue’s dermocosmetic skin care brand, sold 63% of sales in Japan direct to consumer in 2022.
Deliver a consistent cadence of innovation
Kenvue has a successful track record of driving innovation across its categories with a science-based approach centered around human empathy and leveraging Kenvue’s long-standing relationships with healthcare professionals and academic institutions. Kenvue expects that its future innovation pipeline will be increasingly related to connected health solutions, including digital diagnostics and therapeutics, enhancing product accessibility to all consumers, expanding usage occasions through scientific claims, driving novel scientific breakthroughs and premiumization.
One example of Kenvue’s connected health solutions leverages the Nicorette brand to create a nicotine replacement therapy ecosystem, which provides behavioral support to people who are trying to quit smoking through a mouth spray connected to a mobile app. This innovation provides people with the ability to set goals, track their progress against a personalized quit plan and review money saved from quitting smoking. Kenvue also believes there are opportunities to increase product accessibility, such as through Kenvue’s Tylenol Dissolve Packs, which increase the comfort and convenience of taking medication for Kenvue’s consumers.
Kenvue is increasing the usage occasions of Kenvue’s products through scientific support. For example, although rinse is not intended to replace brushing and flossing, a study sponsored by Johnson & Johnson Consumer Inc. on the comparative effects of various oral hygiene routines on the prevention and reduction of plaque, gingivitis and gingival bleeding demonstrated that oral hygiene regimens that include the use of Listerine result in greater reduction of plaque above the gumline relative to flossing, as measured by sustained plaque reduction after a dental cleaning, and also reduce gingivitis and gingival bleeding. The claims described in this prospectus relating to the efficacy of Kenvue’s products are not subject to approval by the FDA or comparable authorities in other jurisdictions.
Expand product portfolio into product adjacencies and extend geographic footprint
Kenvue plans to leverage its world-class R&D capabilities and cross-category insights to launch new products in adjacent categories in its core geographic markets where it sees significant growth potential, and where it is best positioned to win. Kenvue believes its consumer and shopper insights indicate that Kenvue’s portfolio resonates in a broad set of new product categories based on identified incremental pockets of demand and consumption occasions. Kenvue can address this opportunity through new brand introductions or brand extensions across different or adjacent categories.
Given Kenvue’s global scale, including in the United States and China, it is well positioned to work with its retail partners to meet increasing consumer health demands and develop new product adjacencies for evolving consumer needs globally. In addition to prioritizing expansion in Kenvue’s existing markets where it has identified the most attractive opportunities, Kenvue also intends to invest in other sizable, growing and underpenetrated geographic markets throughout the world. For example, since 2018, Kenvue has launched the Aveeno brand in multiple new geographic markets, including Indonesia, Malaysia and the Philippines.
Continually evaluate acquisitions that enhance Kenvue’s core product portfolio and capabilities
Kenvue intends to supplement its capital expenditure and R&D investments with a disciplined and prudent approach to acquisitions and partnership opportunities that accelerate growth within Kenvue’s business. Kenvue believes that its global scale and exclusive focus on consumer health as a standalone company will allow Kenvue to evaluate a more targeted set of acquisition opportunities and make Kenvue a highly attractive strategic partner. Kenvue plans to strategically and actively monitor the market for value-enhancing opportunities, such as adding differentiated product offerings and capabilities, strengthening its competitive positioning, increasing its portfolio depth and growing its addressable markets. Kenvue has also demonstrated an ability to successfully integrate and scale acquired businesses to further build upon its market leadership across its product portfolio. Kenvue believes its strong balance sheet will allow Kenvue to thoughtfully pursue acquisitions while maintaining its disciplined approach to capital allocation.
Kenvue’s Brands and Product Portfolio
Kenvue has a world-class portfolio of iconic, trusted brands that are leaders in their respective categories, and include some of the most recognizable household names across its industry. Kenvue’s overall strategy focuses on operating its portfolio in a highly targeted manner, allowing Kenvue to focus on the most attractive categories and geographic markets. Kenvue organizes its portfolio into three reported segments: Self Care, Skin Health and Beauty and Essential Health.
Each of Kenvue’s reported segments is focused on driving financial performance by leveraging specific category expertise and capabilities while also benefiting from Kenvue’s scale to collaborate across the organization, including in brand management and marketing, R&D and innovation, insights and analytics and digital commerce.
Self Care
The Self Care subcategories in which Kenvue has products comprise a $114 billion global market as of calendar year 2022, which grew at a CAGR of 5.1% from 2019 to 2022 according to Nicholas Hall, as described above under “—Kenvue’s Industry.” While sales in Kenvue’s Self Care categories were accelerated by changes in consumer behavior during the COVID-19 pandemic, Kenvue had double-digit growth rates in the self care market globally and across its four regions in 2022. This performance was driven by Kenvue’s strategic prioritization of key categories in attractive geographic markets where it has the greatest opportunity to drive growth.
Kenvue’s Self Care portfolio is anchored on iconic brands that have been serving consumers for generations. Kenvue is focused on critical Self Care categories and prioritizes the specific geographic markets with the strongest growth potential and where it is well positioned to win. In 2019, Kenvue established pain, allergy and smoking cessation as its highest priorities, and North America and APAC as Kenvue’s core geographic markets. This is supported by 2022 sales data, which show that the United States was the country with the largest self care market and APAC was the region with the second largest self care market, each with significant opportunity in key need states. Kenvue also selectively prioritizes other geographic markets and need states where it believes there is a large potential opportunity, such as in EMEA, where Nicorette is the leading brand in the large and growing smoking cessation category.

Kenvue’s Self Care strategy is driving brand leadership throughout Kenvue’s portfolio. For example, Tylenol is the #1 pain care brand globally, Nicorette is the #1 smoking cessation brand globally and Zyrtec is the #1 allergy brand globally. In addition, Kenvue’s allergy brand portfolio is #1 in the category globally, and Kenvue has the #1 market share in China among multinational companies in the Self Care categories where Kenvue participates.
Kenvue’s Self Care segment generated $6.0 billion in net sales and $2.1 billion in segment Adjusted operating income (a 34.6% segment Adjusted operating income margin) in 2022 and has grown net sales at a 7.3% CAGR from 2020 to 2022. Over this time, Kenvue has grown net sales by twice the Self Care category growth rate in North America. From 2019 to 2022, Kenvue was the fastest growing multinational company by revenue in the Self Care categories where Kenvue participated in APAC with a CAGR of 7.4%, and the second-fastest growing multinational company by revenue in the Self Care categories where Kenvue participated in the United States with a CAGR of 8.0%.
Kenvue also has a strong foundation for future growth across its portfolio. Kenvue believes it is particularly well positioned to shape the future of its categories through delivering on connected health offerings, including digital diagnostics and telemedicine, expanding its personalized solutions and increasing its natural product offerings.
From this strong foundation, Kenvue has built a portfolio of iconic brands, supported by trends that help deliver overall platform growth. Some of Kenvue’s key brands include:
Tylenol is the #1 global Pain brand and the #2 global Self Care brand, with the #1 U.S. household penetration. Tylenol has been caring for families since 1955 when its first product, Children’s Elixir, was launched. Although the Tylenol story started with just one product, it has evolved to include a full suite of pain relief, cold and flu, sleep and pediatric products. Studies sponsored by Johnson & Johnson Consumer Inc. and by third parties have shown that these products help relieve, among other things, headache and muscle pain, arthritis pain, sinus and nasal congestion, fever and pain with sleeplessness. Kenvue is continuously looking for ways to expand Tylenol’s brand leadership, particularly through Kenvue’s digital and connected health offerings. For example, in 2022 Kenvue launched the Tylenol SmartCheck Digital Ear Scope, which empowers consumers to work with their healthcare providers to check for ear infections remotely, avoiding costly and time-consuming in-person visits.
Nicorette is the global leader in smoking cessation by market share and is the #1 recommended smoking cessation brand by both doctors and pharmacists according to surveys conducted by third parties of select doctors and pharmacists across EMEA from 2018 to 2022. Kenvue owns the Nicorette brand and manufactures, markets and distributes Nicorette products outside the United States, and Kenvue licenses the Nicorette brand to Haleon to market and distribute Nicorette products in the United States. Kenvue has pioneered Nicotine Replacement Therapy innovation and quitter support for over 40 years. Smoking remains a global health emergency, as a leading cause of preventable death. Kenvue’s mission, built on human empathy, is to help the more than one billion smokers worldwide as of 2020 achieve total freedom from both tobacco and nicotine. Throughout its history, Kenvue has engaged with healthcare professionals to help save the lives and improve the health of millions of smokers. For example, in 2021 Kenvue launched Nicorette QuickMist SmartTrack, which is a fast craving-relief spray linked to a behavioral support app that seeks to help consumers in their quit journey.
Zyrtec is the #1 allergy brand globally and the #1 recommended allergy brand by both doctors and pediatricians. Allergies afflict a significant portion of the world’s population across many age groups and geographic markets.

Climate change has already had a major impact on allergies, adding over 20 days to the allergy season between 1990 and 2018 in North America and increasing pollen concentration by over 21% over this period. This is expected to grow the allergy category in the United States over time. Kenvue’s marketing model is built to meet the variability of the allergy season, and Kenvue leverages its precision marketing capabilities to target the most afflicted consumers throughout the year. Kenvue also uses its data analytics capabilities to identify timing for seasonal allergies and respond by more effectively launching media during the critical times of the year for each geographic market, which enables consumers to more effectively manage their allergies. Kenvue has also developed a connected health solution called AllergyCast App, which allows users to receive personalized allergy forecasts for pollen, weather and air quality which update based on the user’s location.
Other Selected Self Care Brands

Kenvue’s Self Care portfolio includes additional brands that hold regional leadership positions in key markets. Some of these brands include: ORSL, the #1 doctor-prescribed ready-to-drink electrolyte and energy brand in India, which Kenvue acquired in 2014; Motrin, a leading pain relief brand with an established presence in the United States and the #1 Pediatric Pain Care brand in China; Zarbee’s, a fast-growing brand Kenvue acquired in 2018, which expanded Kenvue’s product offerings and geographic footprint of nature-inspired solutions; and Calpol, the #1 Pediatric Analgesics brand in the United Kingdom.
Skin Health and Beauty
The Skin Health and Beauty subcategories in which Kenvue has products comprise a $217 billion global market as of calendar year 2022, which grew at a CAGR of 4.5% from 2019 to 2022 according to Euromonitor, as described above under “—Kenvue’s Industry.” This growth has been fueled by expandable consumption, premiumization and the acceleration of digital and e-commerce as consumers increasingly shift their health and beauty spending online.
Kenvue’s leadership position in its Skin Health and Beauty segment is driven by its mission to deliver health in the service of beauty. Kenvue’s portfolio of category-leading skin and hair care brands leverages Kenvue’s unique perspective as a leader in healthcare to provide differentiated, science-backed products recommended by healthcare professionals that deliver healthy-looking, beautiful skin and hair. Kenvue’s portfolio is built from a scaled position of highly penetrated and high-share brands in North America led by two leading global brands, Neutrogena and Aveeno. Over the last several years, Kenvue has been purposefully augmenting Kenvue’s portfolio through acquisitions towards high growth and margin segments. For example, Kenvue acquired the Dr. Ci:Labo brand to increase scale and penetration in China, the country with the world’s largest dermocosmetic facial care market in 2022. In addition, Kenvue’s acquisition of the OGX brand enabled Kenvue’s entry into the premium hair care category, driving further opportunities for growth.
Today, Kenvue’s category leadership starts in North America where Kenvue holds a number of leadership positions in the categories and channels where it competes. Kenvue’s Neutrogena brand is the #1 facial care brand in the United States, Kenvue’s Aveeno brand is the #1 body care brand in Canada excluding adult bar soaps, and Kenvue’s OGX brand is the #1 premium hair care brand in the United States. Kenvue also has a significant opportunity in APAC, where it leverages a mix of both its global brands, such as Neutrogena and Aveeno, and its local brands to penetrate a region that comprised 33% of global skin health sales in 2022. For example, Dr. Ci:Labo is the #2 dermocosmetic brand in Japan.
Kenvue’s Skin Health and Beauty segment generated $4.4 billion in net sales and $708 million in segment Adjusted operating income (a 16.3% segment Adjusted operating income margin) in 2022. Net sales have declined at a (1.1)% CAGR from 2020 to 2022, adversely impacted by lost usage occasions due to lockdowns during the COVID-19 pandemic.

From 2020 to 2022, Kenvue’s global Skin Health and Beauty e-commerce sales grew 27% and are growing approximately twice as fast as the overall category as of 2022, and Kenvue plans to continue accelerating its e-commerce growth. Innovation also continues to play a critical role in driving growth in Kenvue’s priority brands. Kenvue leverages its scientific expertise and consumer insights to deliver on unmet consumer needs in fast-growing need states from acne to aging to sensitive skin. Kenvue also intends to continue building and leveraging digital and data capabilities to deliver personalized consumer experiences, and it expects diversity, inclusion and sustainability to be essential to its continued success and relevance.
Kenvue’s largest brands help anchor its portfolio and will support its overall segment growth. Some of Kenvue’s key brands include:
Neutrogena is the #1 facial care brand in the United States and the #3 facial care brand globally. In the facial cleansing category, Neutrogena is the #3 brand in the United States among Hispanics and the #2 brand in the United States among Millennials. It is also the #1 most reviewed brand in the skin care category on Amazon in 2022. The brand brings 60 years of expertise and dermatologist recommendations to address the specific needs of today’s consumers. Through the brand, Kenvue uniquely understands the connection between Kenvue’s consumers’ skin and their experiences and delivers science-based solutions that it believes help Kenvue’s consumers live life to the fullest. Neutrogena’s heritage comes from facial cleansing, which is the foundation of every skin care routine, and Kenvue continues to be highly relevant to young and diverse consumers. Kenvue expects that the brand will drive future growth in high-value, high-growth categories such as facial cleansing, facial moisture treatment, acne and sun care by building on Kenvue’s track record of successful new product innovation that delivers prestige-like experiences, efficacy and sustainability.
Aveeno is the #4 body care brand in the United States, the #1 body care brand in Canada excluding adult bar soaps and the #4 body care brand globally. Through the Aveeno brand, Kenvue is focused on addressing the rising incidence of skin sensitivity impacting more than 70% of consumers in the United States as of 2016 with solutions across different consumer price points. Kenvue is also focused on increasing sustainability in its Aveeno portfolio by creating body wash refill pouches which are expected to reduce plastic substantially as compared to Kenvue’s existing bottle packaging. Kenvue’s Aveeno brand is also leading efforts to advance skin health equity and beauty inclusivity through social programs, creative campaigns and relationships with dermatologists and healthcare experts.
Kenvue acquired OGX in 2016 to spearhead the premiumization of Kenvue’s hair care portfolio, and OGX is the #1 premium hair care brand in the United States. OGX provides salon-quality hair care in the convenience of consumers’ homes. Through OGX, Kenvue is highly attuned to its consumers’ needs and has built a collection of products that addresses all hair types, textures and goals. Kenvue is committed to building the most accessible and inclusive brand possible, and Kenvue is focused on ingredient transparency to deepen trust with its consumers. OGX has also accelerated Kenvue’s fast-cycle innovation capabilities, allowing Kenvue to rapidly capture opportunities, particularly with Millennial consumers. Through OGX, Kenvue is also focused on diverse hair care needs and unmet needs in scalp care which creates significant future innovation opportunities.

Other Selected Skin Health and Beauty Brands

Kenvue’s Skin Health and Beauty portfolio also includes leading regional brands which all have leadership positions in their respective key markets: Le Petit Marseillais is the #1 body wash brand in France and has been voted the hygiene brand most committed to sustainability according to a survey conducted by a third party of French consumers in March 2022, and Lubriderm is the #2 body care brand in Latin America in the mass channel. Other brands include Dr. Ci:Labo, the #2 dermocosmetic brand in Japan, and Rogaine, the #1 hair growth brand in the United States excluding DTC brands.
Essential Health
The Essential Health subcategories in which Kenvue has products comprise a $38 billion global market as of calendar year 2022, which grew at a CAGR of 6.2% from 2019 to 2022 according to Euromonitor, as described above under “—Kenvue’s Industry.” Through its Essential Health portfolio, Kenvue participates in a wide range of large and growing product categories, including Oral Care, Baby Care and Other Essential Health (including Women’s Health and Wound Care). Kenvue’s Essential Health portfolio is well distributed across all regions with a presence in more than 100 geographic markets, bringing scale and balance to Kenvue’s portfolio.
Kenvue’s Essential Health business has been raising the standard of essential care over the last 135 years. Kenvue’s iconic brands are global leaders in consumer health and are widely recognized. Kenvue’s products deliver beloved experiences and positive outcomes for consumers at every stage of life. In 2019, Kenvue positioned the Essential Health portfolio for continued success by driving growth and improvements in profitability. Kenvue’s vision included accelerating its core business through brand renovations, driving additional scientific claims, and a focus on physical availability. Kenvue also increased its emphasis on precision marketing and e-commerce, co-creating with its retail customers and premiumizing its portfolio in core markets with high-efficacy solutions.
Today, Kenvue has the #1 global brand in the mouthwash category with Listerine, and the #1 and #2 global brands in the baby toiletries category with Johnson’s Baby and Aveeno Baby, respectively. Kenvue also has the #1 global adhesive bandage brand with the BAND-AID® brand. Kenvue’s brand leadership is further reinforced by healthcare professionals, with four of Kenvue’s global brands receiving the most #1 professional recommendations in their respective categories.
Kenvue’s Essential Health segment generated $4.6 billion in net sales and $1.1 billion in segment Adjusted operating income (a 24.3% segment Adjusted operating income margin) in 2022, and net sales have declined at a (2.2)% CAGR from 2020 to 2022. Since 2019, Kenvue has undertaken a rigorous approach to portfolio management and divested approximately $100 million of annual net sales, based on Kenvue’s 2019 net sales, and foregone an additional approximately $100 million of net sales from SKU rationalizations.
Kenvue’s Essential Health portfolio seeks to accelerate growth going forward through innovation driven by product quality, differentiation and premiumization. In addition, Kenvue seeks to expand its offerings and operations via strategic portfolio management, driving e-commerce and shaping the future of Kenvue’s categories through emphasizing transparency, inclusivity and scientific leadership.
Kenvue’s largest brands help anchor its portfolio and will support its overall segment growth. Some of Kenvue’s key brands include:
Listerine is the #1 mouthwash brand globally and the #1 dentist recommended mouthwash brand in the United States, and, as of 2021, Listerine held the #1 brand equity position in certain key markets, including the United

States, Canada, Brazil and Spain. With the help of science, Kenvue enables consumers to take simple, yet impactful steps each day to improve their oral health so they can live healthier, more vibrant lives. Created in 1879, Listerine was originally used as an antiseptic in surgeries, establishing it as a powerhouse of germ killing. Known for its “feel it working” tingling sensation, Listerine is beloved by consumers in over 100 countries. Listerine is a well-researched mouthwash for improving oral health, having been studied and published in hundreds of peer-reviewed publications spanning back more than a century. The safety and efficacy of Listerine’s fixed combination of four essential oil formulation has been demonstrated in clinical trials sponsored by Johnson & Johnson Consumer Inc. and third parties. The importance of oral health was accelerated during the COVID-19 pandemic. Kenvue has built off this momentum with new support, based on a study sponsored by Johnson & Johnson Consumer Inc., demonstrating that, although not intended to replace brushing and flossing, Listerine is five times more effective than flossing for plaque reduction above the gumline, as measured by sustained plaque reduction after a dental cleaning. This finding has contributed to a significant increase in purchase intent according to a third-party study Kenvue commissioned. Listerine still has a significant household penetration opportunity, as the overall United States mouthwash category penetration rate was only 50% as of December 2022, while in APAC, category penetration was only 29% in Japan and 15% in China, each as of 2022. Kenvue believes its future growth will be driven by a continuing shift in consumer perspectives toward oral health as a core tenet of total body health, which Kenvue intends to capitalize on through brand marketing and expanding usage occasions globally.
Johnson’s is the #1 global baby toiletries brand, including the #1 baby toiletries brand used in U.S. hospitals for a baby’s first bath, and is currently used in approximately 150 countries around the world. From Kenvue’s deep understanding of a baby’s needs across all stages of development to its breakthrough science in baby skin care, Kenvue aspires to create a world where every baby can grow and thrive. Johnson’s is a cornerstone of Kenvue’s Essential Health portfolio, and, since 2009, Johnson’s generated more than 90% of all industry-sponsored research on baby skin development and baby skin care globally. Johnson’s provides safe and gentle formulas that have been shown in studies sponsored by Johnson & Johnson Consumer Inc. to improve hygiene, skin health and sensory experience. Kenvue is further leveraging its leadership to help raise the standard in baby toiletries with digital product transparency that provides parents and caretakers with the assurance of ingredient transparency and through triple safety testing with a pediatrician, dermatologist and ophthalmologist. Johnson’s is also focused on sustainability, with goals to increase the use of recyclable packaging for products. Moving forward, the Johnson’s brand will continue to be committed to delivering science-based solutions that nurture every baby’s developing skin and hair.
BAND-AID® brand is the #1 adhesive bandage brand globally, the #1 most trusted brand in the United States across all categories and the #1 doctor recommended adhesive bandage brand in the United States. The BAND-AID® brand has a mission to put the ability to heal in every hand by combining the power of science with the comfort of a loving touch. Since the first BAND-AID® brand products were launched in 1921, BAND-AID® brand has become a staple in many households, with over one billion bandages sold worldwide. Every piece of material and every ingredient in Kenvue’s BAND-AID® brand adhesive bandages is chosen with safety as its top concern. Kenvue’s brand is further supported by years of research, based on studies sponsored by Johnson & Johnson Consumer Inc., that demonstrates that a covered wound heals faster than an uncovered wound. Kenvue has led bandage innovation for over 100 years, most recently launching Ourtone, which reflects the diversity of the communities Kenvue serves and was designed to complement a variety of brown skin tones for more inclusive wound care. Kenvue also has significant opportunities to drive future growth through leveraging new and emerging technologies to deliver superior healing.

Stayfree is the leading brand in Kenvue’s global sanitary protection category portfolio and has the historical distinction of being the first beltless napkin. Kenvue has a global footprint and strong leadership outside North America (following Kenvue’s sale of this brand in North America), with leadership positions in Brazil, India and Argentina. Stayfree has driven innovation in the category by improving the comfort and absorbency of Kenvue’s products while also advancing its sustainability. Kenvue is also highly committed to breaking taboos around menstruation and supporting girls and young women. Kenvue is helping to combat stigma around menstruation and ensure access to necessary information and products. In India, Kenvue has launched the #ItsJustAPeriod campaign to encourage families to adopt a positive and open approach towards menstruation, help them understand that conversations are essential and provide an ice-breaker to freely initiate important period conversations with their daughters or sisters. Kenvue expects to grow the Stayfree brand going forward by introducing new features, health claims and sustainable packaging upgrades.
Other Selected Essential Health Brands

Kenvue’s Essential Health portfolio also includes additional brands that hold regional leadership positions in key markets. Some of these brands include: o.b. tampons, the original applicator-free tampon and #1 tampon brand in Germany; Neosporin Antibiotic Ointment, the #1 antibiotic brand globally in the category; Desitin Diaper Rash, the #1 pediatrician recommended brand in the Diaper Rash category in the United States; and Carefree, the first-ever panty liner and #1 liners brand in Brazil.
Global Reach and Scale
Kenvue sells and distributes its broad product portfolio in more than 165 countries across its four regions. Kenvue operates through a flexible distribution network leveraging both direct sales forces and independent distributors with significant global reach and an omnichannel approach. Kenvue’s global commercial footprint is comprised of over 21,000 employees covering 52 markets where Kenvue distributes its products directly, and which contributed over 90% of Kenvue’s net sales from 2020 to 2022. Kenvue has a strong position across Kenvue’s priority markets with 98% retail penetration in 2022, and Kenvue maintains a strong global presence in e-commerce, which accounted for 13% of Kenvue’s 2022 net sales and grew at a CAGR of 20% from 2020 to 2022.
Operating as a global organization with local level sales agility, Kenvue drives its go-to-market execution through each of its four regions.
North America
Kenvue’s North America region comprises the United States, Canada and third-party distribution to Puerto Rico and the Caribbean. The region delivered net sales of $7.4 billion in 2022, representing 50% of Kenvue’s total net sales. The North America region is supported by approximately 5,500 employees.
The North America region is defined by a well-established consumer health market and retailer network. Key trends supporting further North America market growth include an aging consumer base with broader healthcare needs, combined with a new generation of consumers demanding greater authenticity, transparency, sustainability and purpose in their brand choices. In addition to a growing shift to e-commerce and omnichannel execution since the COVID-19 pandemic began, consumer mindsets have evolved from a passive approach to healthcare to a more proactive focus on prevention and healthy living.

Several of Kenvue’s brands hold leadership positions in their respective categories across Kenvue’s key markets in the North America region:
•Tylenol. #1 Pain Care brand in the United States and Canada
•Zyrtec. #1 Allergy brand in the United States
•Reactine. #1 Allergy brand in Canada
•Neutrogena. #1 Acne brand in the United States and Canada, #1 Facial Care (non-acne) brand in the United States and #1 Sun Care brand in the United States
•Listerine. #1 Mouthwash brand in the United States and Canada
•Johnson’s Baby. #1 Baby Toiletries brand in the United States and Canada
•BAND-AID® brand. #1 Wound Care brand in the United States and #1 Adhesive Bandage brand in Canada
Kenvue’s overall market position and portfolio leadership is elevated by its marketing effectiveness and its overall brand awareness. Several of Kenvue’s brands lead their respective categories in Kantar’s 2021 annual brand power index rankings (an industry metric used to predict the long-term sales of a product), including Neutrogena (#1 in three categories), Listerine, Tylenol and Johnson’s.
Kenvue is consistently evaluating ways to optimize and improve the consumer experience and has built significant omnichannel capabilities in North America. In the United States, Kenvue developed broad omnichannel distribution capabilities and Kenvue continues to take an end-to-end approach to accelerate its digital-first ambition which is reflected in Kenvue’s marketing and communication strategy. Kenvue has made significant shifts in its marketing investments to be more digitally driven, leveraging insights and data to deliver continuous optimization. As a result, Kenvue’s digital marketing spend in North America increased as a component of overall marketing spend from 59% in 2020 to 73% in 2022, delivering a 29% increase in media ROI as of October 2022.
In North America, Kenvue has a particularly strong presence in the mass and pharmacy channels. In addition, e-commerce, including online sales in Kenvue’s omnichannel platforms, has consistently been Kenvue’s fastest growing channel in the United States, and Kenvue is also growing Kenvue’s e-commerce platform in Canada.
Kenvue’s customer and channel dedicated cross-functional teams incorporate the following divisions in the region: sales, category insights and development, data and analytics, shopper and retail media activation, supply chain and finance. This dedicated multifunctional team has enabled Kenvue to develop deep strategic partnerships and leverage integrated capabilities to support multi-year joint business plans with its largest customers. Kenvue has built a strong and integrated partnership with many of its customers to unlock its organizational capabilities and unleash its iconic brands in unique and differentiated ways to serve its consumers. Kenvue’s approach has been recognized by its retail partners with several awards from its top customers including “Supplier of the Year” and “Vendor of the Year”.
Kenvue’s top five customers in North America include mass retail customers such as Walmart, pharmacy channel customers such as Walgreens, and wholesale/club customers such as Costco.
Asia Pacific
Kenvue’s Asia Pacific (“APAC”) region is a large, diverse and high-growth region, covering a total of 26 markets that together delivered net sales of $3.1 billion in 2022, representing 21% of Kenvue’s total net sales.
Kenvue currently operates through regional clusters: China, Japan, Southern Asia (including India, Indonesia and the Philippines), Metropolitan Asia (including South Korea, Malaysia, Singapore, Thailand, Vietnam, Hong Kong and Taiwan) and Pacific (including Australia and New Zealand). Kenvue currently serves 14 markets with direct distribution, with the remaining markets accessed through third-party distribution. The APAC region is supported by approximately 6,300 employees.

The APAC region is home to approximately 54% of the world’s population and approximately 36% of global gross domestic product as of 2021, according to the World Bank. It includes both well-established markets such as Japan, South Korea and Australia, as well as fast-growing markets such as China, India and Southeast Asia. The region is characterized by a rapidly emerging middle class which is fueling the demand for self care products and product premiumization, combined with increasing levels of e-commerce penetration in key markets, most notably China. Kenvue sees significant potential to further develop its market penetration across the APAC region, particularly in China as part of its “Healthy China 2030” blueprint and as more consumers continue investing in their consumer health needs.
Several of Kenvue’s brands hold leadership positions in their respective categories across Kenvue’s key markets in the APAC region:
•Nicorette. #1 Smoking Cessation brand in Australia, New Zealand and South Korea
•Motrin. #1 Pediatric Pain Care brand in China
•Tylenol. #1 Pain Care brand in South Korea
•Codral. #1 Cold and Flu Care brand in Australia and New Zealand
•Rhinocort. #1 Allergy brand in China
•Daktarin. #1 Antifungal cream brand in China
•Dr. Ci:Labo. #2 Dermocosmetic brand in Japan
•Aveeno. #2 Baby Toiletries Brand in China, Hong Kong and New Zealand
•Listerine. #1 Mouthwash brand in China, Japan, Australia, New Zealand, South Korea, the Philippines, Indonesia, Malaysia and Thailand
•Johnson’s Baby. #1 Baby Toiletries brand in India, Australia, the Philippines, New Zealand, Japan and Thailand and #3 in China
•BAND-AID® brand. #1 Adhesive Bandage brand in Japan and New Zealand and #2 in Australia
•Carefree. #1 Liners brand in Australia and New Zealand and #2 in India
Kenvue takes a varied approach to its distribution strategy throughout the various markets within the region. Kenvue’s strategy consists of direct sales to retailers, indirect sales through distributors or a combination of both methods depending on the channel dynamic of the given market and the scale of Kenvue’s operations. Relationships with healthcare professionals are an important component of Kenvue’s business model in the APAC region, where healthcare professional support, advice and consultation to patients is key across Kenvue’s categories. Kenvue has a direct hospital detailing team in China focused on delivering best-in-class pharmacist support through category and product education to optimize patient outcomes.
One area of particular focus with Kenvue’s retail customers is the online-to-offline services market. This enables a seamless digital purchase experience for consumers by combining physical pharmacy and mass retail locations for collection with a consolidated platform of courier teams for delivery. These services enable consumers to find product information and place orders online through online-to-offline platforms and collect or receive them at home or other desired locations, typically within 45 minutes. Kenvue established a dedicated online-to-offline team to develop strategic collaborations with leading online-to-offline platforms.
The APAC region leads the world in e-commerce penetration, comprising 62% of global retail e-commerce sales in 2022, according to eMarketer. As such, Kenvue has invested heavily behind digital capabilities in this region.

In China, Kenvue proactively leverages external partnerships and innovation, which enable access to increased data granularity to improve planning, supply chain efficiency and commercial execution capabilities. These partnerships have enhanced consumer targeting capabilities for education and engagement. Kenvue is also actively expanding into social commerce through popular social engagement platforms. Further, Kenvue has successfully harnessed insights from innovation programs by key customer partners to develop new products and marketing campaigns. Beyond China, Kenvue is delivering strong e-commerce performance in South Korea and India, and continuing to increase its scale in Southeast Asia, where partnerships with leading e-commerce and quick commerce platforms have enabled strategic data collaboration with key customers.
Kenvue’s top five customers in APAC include e-commerce companies such as the Alibaba Group and traditional mass retailers such as Woolworths.
Europe, Middle East and Africa
Kenvue’s Europe, Middle East and Africa (“EMEA”) region is large and diverse, comprising over 120 markets that together delivered net sales of $3.2 billion in 2022, representing 21% of Kenvue’s total net sales.
Kenvue operates through regional clusters: Northern Europe (including the United Kingdom), Central Europe (including Germany), Southern Europe (including Spain and France) and Russia, Africa, Middle East and Turkey (including South Africa and Saudi Arabia). Kenvue currently serves 25 markets with direct distribution, with the remaining markets accessed through third-party distribution. The EMEA region is supported by approximately 6,100 employees.
Given the significant diversity of these markets and its consumers, the EMEA region is a dynamic opportunity for product innovation and requires highly agile operations. Further, because of the heightened focus on environmental awareness across the region, Kenvue also can drive sustainability-focused innovations in the EMEA region.
Several of Kenvue’s brands hold leadership positions in their respective categories across Kenvue’s key markets in the EMEA region:
•Nicorette. #1 Smoking Cessation brand across EMEA, including the United Kingdom, Germany, Spain, Italy and South Africa
•Calpol. #1 Pediatric Analgesics brand in the United Kingdom
•Imodium. #1 Anti-diarrheal brand in the United Kingdom, Germany, Italy and South Africa and #2 in France
•Benylin. #1 Cough brand in the United Kingdom and #2 in South Africa and #2 Cold & Flu brand in South Africa
•Frenadol. #1 Cold & Flu brand in Spain
•Actifed. #2 Cold & Flu brand in France
•Fortasec. #1 Anti-diarrheal brand in Spain
•Aveeno. #1 Adult Body Moisturizers brand in the United Kingdom and #1 Medicated Shower brand in the United Kingdom
•Neutrogena. #1 Hand Moisturizers brand in the United Kingdom, Germany and Spain and #2 in France and Italy and #2 Adult Medicated Body Moisturizers brand in Spain
•Le Petit Marseillais. #1 Body Wash brand in France
•Listerine. #1 Mouthwash brand across EMEA, including the United Kingdom, Germany, France, Spain, Italy and South Africa

•Johnson’s Baby. #1 Baby Toiletries brand in the United Kingdom, Spain, Saudi Arabia and South Africa and #2 in Italy
•o.b. #1 Tampons brand in Germany and #2 in Italy
•Nett. #2 Tampons brand in France
•Penaten. #1 Baby Toiletries brand in Germany
•Carefree. #2 Liners brand in Germany and Italy
In the EMEA region, Kenvue has built world-class omnichannel capabilities, powered by Kenvue’s digital investments in e-commerce and data science, that serve over 23,000 customers. Kenvue’s omnichannel capabilities are supported by strong partnerships with key customers, particularly in the pharmacy channel. Kenvue sees significant opportunity to drive further demand through healthcare professional recommendation in the pharmacy channel.
In EMEA, excluding a few markets, the distribution of Kenvue’s Self Care products in 2022 was largely through the pharmacy channel. The pharmacy channel in EMEA is an approximately $13 billion market as of 2022, with considerable growth opportunities across both online and offline channels. Kenvue expects this channel to continue to grow, driven by an aging population, the rise of preventative care and the expectation that pharmacies will play a bigger role in national health services. In addition, the reputation, credibility and trust that Kenvue’s brands have earned among healthcare professionals is a strong competitive advantage for Kenvue in this region. In Kenvue’s Skin Health and Beauty and Essential Health segments, the mass channel continues to play a critical role in driving market penetration and relevance for Kenvue’s iconic brands.
As a result, the retail pharmacy channel is Kenvue’s largest channel, followed by the mass channel. In the retail pharmacy channel, Kenvue holds the #1 brand position across all the categories in which Kenvue participates, and the approximately 15% growth in Kenvue’s net sales in the retail pharmacy channel in 2022 outperformed retail pharmacy channel growth. Kenvue also generates sales from the e-commerce channel, which is Kenvue’s fastest growing channel. As a result of Kenvue’s focus on the e-commerce channel, Kenvue owns five of the top 10 SKUs sold on Amazon across Kenvue’s categories in the United Kingdom as of 2022.
Kenvue’s top five customers in EMEA include Boots, A.S. Watson and dm Drogerie Markt. Kenvue maintains strong, long-standing relationships with key retail customers by continuously deepening and cultivating these partnerships through category and shopper insights to co-create breakthrough consumer experiences and offerings. Through Kenvue’s long-term partnerships, Kenvue has achieved preferred supplier status with many customers, including Boots in the United Kingdom. Kenvue is focused on continuing to foster and build similar retail relationships to drive penetration across additional markets within the region.
Latin America
Kenvue’s Latin America (“LATAM”) region covers a total of 18 markets that together delivered net sales of $1.2 billion in 2022, representing 8% of Kenvue’s total net sales.
The LATAM region consists of a large geographic area that comprises many distinct markets with specific local dynamics. Kenvue currently serves 11 markets with direct distribution, with the remaining markets accessed through third-party distribution. The LATAM region is supported by approximately 3,900 employees.
The diversity of this region has created ideal conditions to incubate and scale new solutions across the region and globally. From a large market such as Brazil, which is one of Kenvue’s top five largest markets globally, to smaller countries in Central America, the LATAM region offers unique opportunities to rapidly launch and test new products, business models and capabilities.

Several of Kenvue’s brands hold leadership positions in their respective categories across Kenvue’s key markets in the LATAM region:
•Motrin. #1 Pediatric Pain Care brand in Mexico
•Dramamine. #1 Motion Sickness brand in Mexico
•Lubriderm. #1 Body Lotion brand in Colombia and #2 in Mexico
•Listerine. #1 Mouthwash brand in Mexico, Colombia and Chile and #2 in Brazil and Argentina
•Johnson’s Baby. #1 Baby Toiletries brand in Brazil, Colombia and Argentina and #2 in Chile
•Carefree. #1 Liners brand in Brazil and Argentina and #2 in Chile
•Stayfree. #2 Sanitary Napkin brand (“Siempre Libre”) in Argentina
The LATAM region is dynamic and each of Kenvue’s segments leverage different channels to go-to-market. In Self Care, Kenvue experiences competition from global brands, and given the strong presence of generic OTC products in the market, the mass and pharmacy channels are highly prioritized. In Skin Health and Beauty and Essential Health, Kenvue competes with global and local brands often at more value price points. Kenvue therefore leverages its long-standing relationships with healthcare professionals to drive brand awareness and consumer trust, as well as maintain a continuous focus on developing strong online-to-offline capabilities. This has enabled Kenvue’s LATAM business to drive market penetration across key categories in the region.
The mass and club channels are Kenvue’s largest channels, followed by the pharmacy channel. In the LATAM region, Kenvue is also building Kenvue’s omnichannel capabilities and the e-commerce channel has grown significantly across the region. In 2022, Kenvue’s e-commerce channel within the region grew 39% versus 2021.
Kenvue’s top five customers in LATAM include mass retailers such as Walmart with a strong presence in multiple markets, and regional pharmacy retailers such as Raia Drogasil in Brazil.
Brand Marketing
Kenvue’s strategic and digital-first approach to marketing is centrally focused on the consumer. Consumer-centricity is the cornerstone of all Kenvue does and helps drive trust and connections with Kenvue’s powerful portfolio of iconic, beloved brands. Kenvue’s marketing organization places the consumer at the center of all decisions related to Kenvue’s product delivery, services offering and the experiences Kenvue creates. Kenvue’s marketing footprint spans four regions, over 60 markets, and includes over 1,600 total employees that Kenvue believes helps approximately 1.2 billion people live healthier lives every day. Kenvue’s global presence allows it to tailor its marketing strategy and campaigns to the distinctive needs of its consumers throughout the world. It is Kenvue’s global scale and modern marketing capabilities that enable Kenvue’s deep human-level connections with consumers—how they want, where they want and when they want.
Kenvue understands, by leveraging insights across its product offerings, that consumer behavior and expectations are constantly changing. Based on these consumer insights, Kenvue is continuously evolving its brand messaging to ensure that Kenvue drives relevance with consumers and healthcare professionals, and ultimately stimulates demand to drive growth. Kenvue’s marketing expertise is built on a combination of human empathy, science that improves health outcomes and a digital-first approach to Kenvue’s content and media ecosystem.
Kenvue defines human empathy, at the core, as listening to and understanding human nature. Kenvue’s approach to human empathy is fueled by AI-driven technology that generates billions of consumer touchpoints and hundreds of insights every day. This social listening approach allows Kenvue to uncover unmet needs and deep human insights that can then be unlocked with data analytics, even before consumers are able to fully express their own unmet needs. In real time, these insights are then leveraged across Kenvue’s R&D and marketing teams to inspire compelling future innovation and experiences.

Kenvue’s consumer-first approach and rigorous clinical testing allows it to articulate science in ways that meet the needs of Kenvue’s consumers and healthcare professionals as Kenvue wins their trust, endorsement and loyalty. From Kenvue’s live-streamed events to its virtual demonstrations, Kenvue engages with healthcare professionals to deliver powerful storytelling that ensures consumers can visualize and understand the benefits Kenvue’s products bring to their everyday lives.
Kenvue is a digital-first modern marketing company. Since 2019, Kenvue has significantly increased its share of digital spend from 44% of total media spend in 2019 to 71% in 2022. This shift towards digital media has allowed Kenvue to efficiently leverage data from first party, second party and expanded access to new partner sources, along with contextual targeting, to efficiently reach high-value audiences that drive scaled demand. High-value audiences help identify in-category consumers and channels for potential sources of volume, which drives seamless purchasing actions and builds strong consumer connections. Kenvue further expands those high-value audiences using lookalike data, which helps identify additional audiences with purchasing habits that are similar to its target consumer. Kenvue’s combined digital-first precision capabilities maximize reach, performance and returns while reducing costs.
In addition, through this shift to digital-first personalization, Kenvue can continually evaluate the impact of its media investments and consumer communications through data science and analytics, which has significantly improved Kenvue’s media ROI from 2019 through 2022. Kenvue uses performance indicators to evaluate and test hypotheses within Kenvue’s brand communications and to understand how each channel within the media plan is contributing to the overall marketing funnel. Kenvue then leverages in-house production capabilities and analytics resources to respond with agility, putting additional resources behind messages that are working in the right placements. Kenvue ultimately uses media ROI to evaluate and invest in these next-best growth channels and opportunities.
Several examples of recent consumer-centric marketing campaigns that have received considerable consumer acclaim and driven positive results include:
•Tylenol Care Without Limits. As the leader in the pain category, Kenvue wants all consumers to feel represented and their experience with managing pain to be understood. In 2021, Tylenol launched Care Without Limits, a campaign that marks Kenvue’s ownership of a unique and modern perspective on pain in a category that historically speaks to the idea that you can simply eliminate pain—which insights show is not the reality among most consumers. Care Without Limits reinforces Kenvue’s ongoing commitment to providing care for all types of pain and all types of people because care should not have any limits. To ensure Kenvue’s message was relevant and inspiring, the campaign was intentionally inclusive and co-created with consumers representative of all the people Kenvue serves. The 360-support plan elevated Kenvue’s brand purpose, celebrated acts of care in Kenvue’s society and strengthened connections with Kenvue’s diverse consumers through a digital-first approach. The full campaign reached 373 million social media impressions and contributed to Kenvue’s #1 brand power, which was up 1.6% as compared to 2020, and a 26% improvement in media ROI in 2021 as compared to 2020.
•Nicorette “Do Something Incredible” Campaign (United Kingdom). To give fresh hope to consumers looking to quit smoking who had become discouraged from multiple failed quit attempts, Kenvue launched hyper-targeted personalized messaging that reached consumers in critical life moments known to motivate the choice to quit. Kenvue’s “Do Something Incredible” campaign included moments such as pregnancy or a new relationship, where Kenvue’s campaign specifically encouraged consumers to try again to quit for good. With Nicorette, these targeted consumers were 2.5 times more likely to quit for life, based on a 2012 randomized, double-blind study authored by five individuals, including two who were affiliated with Kenvue. This campaign was amplified through an Amazon co-created event called the “Nicorette Pledge” which gave consumers access to a personalized quit plan and contributed to a 20% growth in new-to-brand Amazon consumers in April 2021 as compared to November 2020. Overall, Kenvue’s “Do Something Incredible” campaign contributed to a 74% improvement in media ROI in 2020 as compared to 2019 and a 3% market share gain in Nicorette in 2020 as compared to 2019.

•Neutrogena USA SkinU. To meet young consumers’ emerging need for personalized skin care education, Neutrogena launched the SkinU campaign in 2021. SkinU marked the Neutrogena brand’s expansion into TikTok, a platform which has emerged as one of the most frequently used social platforms for skin care influencers and experts, and a critical destination to connect with Generation Z consumers. SkinU provided credible, science-backed and relatable skin care knowledge and tips, featuring Kenvue’s consumer health scientists as the stars of the content. The SkinU campaign resulted in more than 300 million social media impressions and contributed to a 660% increase in Neutrogena’s social media followers from August to December 2021.
•Neutrogena China Retinol Advanced Repair. As a thought leader in the pre-aging category, Kenvue believes that the COVID-19 pandemic fueled consumer demand for health and science-based solutions to address early aging—a key consumer concern in China. In 2021, as part of Kenvue’s campaign to launch the premium Neutrogena Retinol Advanced Repair line, Kenvue launched the Neutrogena Pre-Aging Institute. The institute was launched to promote scientific research into pre-aging, further credentialing Kenvue’s offerings with dermatologists, skin experts and consumers. Beyond the consumer-facing launch, research on the Neutrogena Advanced Repair regimen was presented to healthcare professionals and representatives from more than 60 beauty and cosmetics companies at the Personal Care and Homecare Ingredients (PCHi) Technology Summit in Shanghai.
•Listerine Total Care Campaign (Japan). Consistent use of face masks throughout the COVID-19 pandemic drove heightened consumer awareness of one’s own bad breath. Kenvue’s social listening engine discovered a particularly high volume of related conversations on this insight among consumers in Japan. This insight led to a targeted campaign to educate consumers about the connection between bad breath and mouth germs, presenting the opportunity for Kenvue to position the Listerine brand as the solution. The campaign featured an animated face mask character revealing the hidden truth that “The bad breath behind your mask is caused by the germs multiplying in your mouth” and explained how Listerine could solve the problem. This distinct character and message were utilized across media and retail channels in Japan, contributing to an increase in Listerine sales in Japan in 2020, which contributed to 3% market share growth in the mouthwash category over that same time period.
•Stayfree #ItsJustAPeriod Daughters Day 2021 Campaign (India). In an effort to continue to raise visibility and champion the normalizing of periods for millions of girls around the world, the Stayfree brand launched the “It’s Just a Period” campaign for Daughter’s Day 2021, to encourage fathers to actively discuss periods with their daughters. This campaign marked a bold and insightful departure from conventional communications around periods. For a country where even mothers are often not prepared to have an open conversation, encouraging fathers to initiate this conversation attracted significant attention. Supported by the campaign, Kenvue’s Stayfree brand in India increased net sales by 11% in 2021 and brand recommendations by 9%, as compared to 2020 and 2019, respectively. In addition, in 2021, greater than 25% of the participants in a workshop Kenvue hosted regarding menstrual health and hygiene awareness were male, which more than doubled as compared to the male audience for Kenvue’s 2020 workshop.
Product Development and Innovation
Kenvue’s R&D organization, where Kenvue combines deep, multi-disciplinary scientific expertise and engagement with healthcare professionals, places human empathy at the heart of Kenvue’s product development process. Kenvue leverages its extensive capabilities and consumer insights to drive innovative new products and solutions that meet the specific needs of its consumers while enhancing their overall standard of care.
Kenvue has a passionate, global team of approximately 1,500 scientists, doctors, pharmacists and engineers with expertise across a range of core disciplines, including formulation science, regulatory affairs, quality, medical affairs, medical safety, clinical operations, microbiology and packaging. Kenvue’s team has extensive scientific and technical expertise, with over 700 members who hold advanced degrees across more than 90 different disciplines.

Kenvue’s R&D organization operates a global footprint of innovation hubs located close to consumers in key geographic markets.
Kenvue’s Capabilities
Kenvue’s global R&D teams coordinate across the product development lifecycle in partnership with consumers and Kenvue’s long-standing relationships with healthcare professionals and academic institutions to co-create a continuous pipeline of meaningful innovation. This effort is evidenced by the approximately 5,880 issued patents globally that Kenvue owned as of July 2, 2023, approximately 17,900 registrations, licenses or notifications to regulatory agencies for products as of July 2, 2023, over 900 industry awards since 2015 and over 700 manuscripts and other published scientific reports over the last decade.
Kenvue has built extensive capabilities, through its translational science and consumer insights teams, to understand its consumers’ and healthcare professionals’ key needs and current challenges, ensuring that Kenvue’s products are centered around human empathy. Across Kenvue’s end-to-end organization, Kenvue has continuous touchpoints with its consumers and healthcare professionals, conducting around 950 studies each year since 2018, and utilizing a suite of digital tools, including Kenvue’s social listening platform, to ensure Kenvue hears from its consumers regardless of where they are located. Kenvue’s insights, design, marketing and research teams then leverage these consumer insights to identify key unmet needs and potential product opportunities.
Once Kenvue has identified a potential new product opportunity, Kenvue leverages its multi-disciplinary team to create meaningful, science-based solutions. Kenvue’s biologists, chemists, medical and clinical experts work with Kenvue’s product design teams to identify the right technologies using the latest scientific understanding and to transform Kenvue’s insights into safe, reliable and efficacious products. Kenvue also engages its external partners, including healthcare professionals, academic institutions and vendors, to inform its product design.
Kenvue’s formulation scientists, raw material experts and engineers then design and prototype Kenvue’s new product ideas. Flavor and fragrance expertise, as well as consumer research, also provide input into Kenvue’s product development process, ensuring that Kenvue’s products delight and meet the needs of its consumers. Kenvue’s regulatory specialists then identify the appropriate go-to-market strategy given current regulatory requirements. Kenvue’s quality, microbiology, analytical, medical safety and clinical experts seek to ensure that Kenvue’s products are high quality, safe and effective through rigorous evaluation and testing. Kenvue also uses data and digital tools to supplement its product design, from formulation creation and research to harnessing the data Kenvue creates, allowing for better insights in the future.
Once products are launched, Kenvue’s raw materials experts, sourcing teams and chemists work to support Kenvue’s products in market by providing continuous care and lifecycle management. Kenvue’s safety and consumer insight teams continuously monitor consumer feedback to identify opportunities for product improvements to optimize the consumer experience, which creates a feedback loop within Kenvue’s R&D cycle.
The end-to-end product development process is co-owned by Kenvue’s commercial, marketing, R&D and supply chain teams, which allows Kenvue to develop and tailor new products for its key markets with local adaptations as required. This cross-functional approach allows Kenvue to maximize its speed of implementation from product concept to launch.
Select Innovations
Designing products that are accessible to all consumers
•Launched Neutrogena Invisible Daily Defense for more inclusive skin care. Kenvue believes that it is important that its products reflect the diversity of the communities Kenvue serves. Daily Defense is a sunscreen that supports protection from skin cancer for people of all skin tones. According to a third-party study that Kenvue commissioned of a select group of product users, most respondents reported seeing no white residue from the product, an area of concern when using sun protection for those with darker complexions. This product offering was launched in 2021.

•Launched consumer-appropriate OTC formats to enable easier medication intake and dosing. Taking medication in a traditional pill format is not easy for everyone. Kenvue leveraged its drug chemistry knowledge and product development expertise to create Tylenol Dissolve Packs, a unique pill-alternative format that does not require water to ingest. This product dissolves in seconds and is available in a unique unit dose package so that consumers are confident they are getting the right dose. Also, in 2022, Kenvue launched Zyrtec Chewables for both children and adults, which is another example of Kenvue’s increasing the comfort and convenience of taking medication for all its consumers.
Increasing the usage occasions of Kenvue’s products through scientific claims
•Elevated the role of mouthwash in the standard of oral care. The standard of care today for preventing cavities and gum disease is flossing plus brushing. However, not all consumers floss regularly or can floss due to dexterity challenges. Although rinse is not intended to replace brushing and flossing, a study sponsored by Johnson & Johnson Consumer Inc. on the comparative effects of various oral hygiene routines on the prevention and reduction of plaque, gingivitis and gingival bleeding demonstrated that oral hygiene regimens that include the use of Listerine result in greater reduction of plaque above the gumline relative to flossing, as measured by sustained plaque reduction after a dental cleaning, and also reduce gingivitis and gingival bleeding. These findings further highlighted the importance of mouthwash to improving oral health.
Achieving novel scientific breakthroughs
•Invented the anti-aging ingredient Acetyl Dipeptide, a novel peptide designed to be suitable for sensitive skin while addressing multiple anti-aging markers. Consumers are looking for clinically proven solutions for anti-aging; however, many of the existing topical anti-aging treatments, while effective, can be irritating on sensitive skin types. Using Kenvue’s molecular chemistry and biology expertise, Kenvue discovered a novel Acetyl Dipeptide, which has been shown in studies sponsored by Johnson & Johnson Consumer Inc. to have anti-aging properties for consumers of all skin types, including those with sensitive skin. Acetyl Dipeptide was initially launched in 2021 under the Exuviance and Neutrogena brands with plans for further launches in additional products.
•Developed Aveeno Restorative Skin Therapy to help improve dry skin and itching for adult cancer patients experiencing skin-related side effects of cancer treatments. Skin care is a major concern for cancer patients, many of whom suffer from skin-related side effects from their cancer treatment. Kenvue’s scientists partnered with oncology and other experts to conduct pioneering research to determine how certain oncology therapies negatively affect the skin barrier, identify suitable chemical formulas for a regimen of products and clinically evaluate this regimen to reduce dry skin and itch in adults undergoing systemic oncology treatments. The Aveeno Restorative Skin Therapy line includes the following products: Restorative Skin Therapy Oat Repairing Cream, Restorative Skin Therapy Itch Relief Balm and Restorative Skin Therapy Sulfate-Free Body Wash. These products were originally launched in the fourth quarter of 2020.
Supply Chain and Manufacturing
Kenvue’s supply chain is a core element of its strategy that allows Kenvue to grow its business and expand margins. Reliability and resiliency remain Kenvue’s priority throughout its fit-for-purpose supply chain, ensuring that Kenvue can deliver its products to its customers and consumers whenever and wherever they need them. Kenvue has established an end-to-end algorithm to drive gross profit which has delivered meaningful improvements to gross margins. The external forces of recent years have tested Kenvue’s operational model and have shown Kenvue’s supply chain strength and resilience as Kenvue continues to focus on delivering an optimized cost and margin structure.
Kenvue has a fit-for-purpose global network that shipped more than six billion units of products and served approximately 66,000 customers worldwide in 2022. Leveraging a team of more than 10,000 direct employees, Kenvue operates through 25 in-house manufacturing sites, seven manufacturing sites that will be under transition manufacturing arrangements with Johnson & Johnson following the Separation, over 230 external manufacturing facilities, 107 distribution centers and 31 customer service centers located around the world. In addition to Kenvue’s 25 in-house manufacturing sites, Kenvue is currently working to close down an additional manufacturing facility that Kenvue has historically operated, and Kenvue expects to complete this process in 2023.
Since 2019, Kenvue has taken significant steps to meet consumer demand and mitigate supply chain constraints. While tremendous progress has been made, Kenvue will continue to focus on resiliency and reliability. Kenvue has redesigned its manufacturing and distribution network, optimizing both in-house and external manufacturing and distribution footprints, to improve lead time and reliability across the globe. Kenvue selectively invested in specific technologies and expanded its capacity in different geographic markets with the intent to increase competitiveness by improving cost, speed, compliance and customer service. Kenvue has delivered significant savings through end-to-end optimization since Kenvue’s strategic transformation began in 2019, while building flexible capacity and modernizing its supply chain to enhance the way Kenvue serves its customers.
Manufacturing Footprint
Kenvue’s global and balanced manufacturing footprint provides Kenvue with the flexibility and agility to benefit from economies of scale and global supply chain agreements, while also allowing Kenvue to meet specific regional consumer demands and cater to local preferences.
Kenvue’s in-house manufacturing footprint delivered approximately 56% of Kenvue’s production volume in 2022. The remaining production volume was supplied by an extensive network of over 230 external manufacturing facilities operated by trusted third-party suppliers. Kenvue believes this combination provides Kenvue with significant operational flexibility while optimizing capital allocation, further contributing to its end-to-end optimization efforts and ability to respond to demand variability. Kenvue seeks to optimize its global manufacturing footprint and technology platform through strategic capacity planning and, in some cases, Kenvue will optimize new products and technologies at external manufacturers until scale justifies internal manufacturing investments. Kenvue may also retain certain differentiating technologies internally for its competitive advantage.
In-House Manufacturing Footprint
Some of Kenvue’s key manufacturing sites include:
•Lititz, Pennsylvania – United States. The strategic focus of Kenvue’s Lititz facility is to produce Skin Health and Beauty and Essential Health products, including Listerine, Lubriderm, Aveeno, Neosporin, Desitin and Johnson’s Baby products.

•Shanghai – China. The strategic focus of Kenvue’s Shanghai facility is to produce Self Care products, including Tylenol products, and Essential Health products, including Listerine and BAND-AID® brand products.
•Bangkok – Thailand. The strategic focus of Kenvue’s Bangkok facility is to produce Skin Health and Beauty and Essential Health products, including Carefree, Neutrogena, Johnson’s and Listerine products. Kenvue received the World Economic Forum (“WEF”) Lighthouse designation in 2022 for the significant sustainability work completed in this facility.
•Helsingborg – Sweden. The strategic focus of Kenvue’s Helsingborg facility is to produce Self Care products, including Nicorette and Rhinocort products. This facility has been recognized and certified as being carbon neutral by Climate Impact Partners. Kenvue received the WEF Lighthouse designation in 2021 for the significant sustainability work completed in this facility.
•Pomezia – Italy. The strategic focus of Kenvue’s Pomezia facility is to produce Essential Health products, including Listerine, Johnson’s Baby, Carefree and Johnson’s cotton buds products.
•Val-de-Reuil – France. The strategic focus of Kenvue’s Val-de-Reuil facility is to produce Self Care and Skin Health and Beauty products, including Johnson’s, Penaten and Neutrogena products.
•São José dos Campos – Brazil. The strategic focus of Kenvue’s São José dos Campos facility is to produce Skin Health and Beauty and Essential Health products, including Neutrogena, Listerine, Johnson’s, o.b., Stayfree and BAND-AID® brand products.
•Cali – Colombia. The strategic focus of Kenvue’s Cali facility is to produce Skin Health and Beauty and Essential Health products, including Lubriderm, Listerine, Johnson’s, Neutrogena, Carefree and Stayfree products.
•Fort Washington, Pennsylvania – United States. The strategic focus of Kenvue’s Fort Washington facility is to produce Self Care products, including Tylenol, Motrin, Zyrtec and Benadryl.
Warehousing and Distribution Capabilities
Since 2019, Kenvue has initiated a distribution network redesign to respond to increasingly complex consumer and customer demand. Specifically, Kenvue has adapted its capabilities to manage the surge of e-commerce volume and mitigate constraints faced by its distribution network. Kenvue’s current network includes 114 distribution centers and 38 customer service centers across all of Kenvue’s regions. The majority of Kenvue’s distribution centers are operated in partnership with expert third-party operators in order to leverage their scale, expertise and technology platforms. For example, Kenvue currently operates its U.S. distribution centers using the information technology systems of a well-established distribution partner, which is expected to increase Kenvue’s flexibility to further evolve and optimize its network footprint. In all cases, whether in-house or external, Kenvue’s distribution centers must comply with its rigorous quality compliance standards and are subject to its audit process.
Quality Control and Compliance
With a rigorous approach to product safety and quality control, Kenvue has developed a strong culture of quality across Kenvue’s end-to-end organization enhanced by rigorous compliance procedures. Kenvue has invested in its quality systems and data analytics platform to further drive proactive quality management and improve the effectiveness of Kenvue’s quality control system.
Suppliers are key partners in Kenvue’s commitment to quality and therefore are expected to provide services and goods that consistently meet Kenvue’s quality standards. In order to ensure compliance with Kenvue’s high quality standards, Kenvue conducts regular quality audits of Kenvue’s supplier base and their facilities.
Kenvue’s supply chain is also subject to external audits by national regulatory bodies, including the U.S. Food and Drug Administration, which conduct multiple regulatory inspections every year. Since 2020, over 99% of Kenvue’s inspections across its supply chain network have resulted in no critical observations for remediation.

Agile and Resilient Operations
Since launching Kenvue’s product offering optimization strategy, Kenvue has eliminated approximately 60% of all small external manufacturers and discontinued unprofitable SKUs. This resulted in a streamlined operation and efficient supply chain. Kenvue also maintains the following product formulation, raw material sourcing and packaging strategies as well:
•Product formulation. Kenvue partnered with its R&D team to improve its product value and cost through ingredient simplification and has identified a number of preferred ingredients that Kenvue is scaling up to harmonize specifications.
•Raw material sourcing. Kenvue continues to diversify its raw material sourcing to ensure all critical materials are multi-sourced where possible and practicable.
•Packaging. Kenvue’s procurement team is partnering with the marketing team to deliver commonality on components with minimal virgin plastic. Kenvue is also focused on driving global retail harmonization by considering regional shelf height constraints, shelf impression and shelf change minimization.
As part of Kenvue’s strategic plan, Kenvue is identifying and implementing additional opportunities to responsibly source within a region or country. Risk considerations and business continuity planning feed into Kenvue’s award and allocation decisions. The objective is to have two or more active sources of supply for all critical materials or to build appropriate safety stock. Kenvue is also actively working on harmonizing specifications to build more scale, which enables robust multi-sourcing. As part of a comprehensive resiliency effort, Kenvue has also identified packaging items and materials that have the highest risk of supply disruption, including exposure to constrained feedstocks. Mitigation plans for the identified risks include product redesign (to eliminate high-risk components), qualification of alternative sources and strategic inventory build.
Investments in Technology and Digital Capabilities
Kenvue has accelerated its digital transformation and is focused on modernizing its supply chain operations while better connecting with and serving customers. In 2022, approximately 63% of Kenvue’s available capital spend for supply chain investments was allocated to digitizing its supply chain. Digitalization plays a key role in enabling its networks and is at the core of its analytics engine and digital ecosystem to deliver key insights. Kenvue also created innovative demand-sensing capabilities that unlocked a deep understanding of the variables that influence Kenvue’s demand. This allowed Kenvue to better match inventory deployment and production plans to fluctuating market demands. Some of Kenvue’s key initiatives included:
•Inventory optimization. Leveraged data science and an advanced inventory management tool to optimize inventory while improving profitability and free cash flow.
•Container loading optimization. Launched an intelligent container-loading algorithm that generated improvements in shipping container utilization and a reduction in carbon dioxide emissions in pilot markets.
•Quality control improvements. Matured Kenvue’s proactive quality management capabilities.
Competition
The consumer health and personal care sectors are large and dynamic, with a significant number of competitors that vary from well-established consumer packaged goods (“CPG”) companies with well-known legacy businesses globally to emerging niche-oriented brands.
Given the breadth of Kenvue’s portfolio and global footprint, Kenvue competes with a broad set of competitors that include: (1) consumer healthcare businesses that are either independent or part of larger pharmaceutical groups; (2) global CPG companies that operate in similar or adjacent categories; (3) regional companies that operate in Kenvue’s categories within the markets in which Kenvue competes; (4) generic OTC manufacturers and private-label brands together with their customers in both traditional retail and online; and (5) emerging niche-oriented brands in Kenvue’s categories with distribution either through traditional retail or online and DTC channels. Across Kenvue’s three core segments, Kenvue experiences significant degrees of competition. Kenvue’s key competitors for each segment globally include:
•Self Care. Bayer’s Consumer Health division, Haleon, Procter & Gamble, Reckitt Benckiser Group, Sanofi’s Consumer Healthcare division and private-label brands
•Skin Health and Beauty. Beiersdorf, L’Oréal, Procter & Gamble, Unilever and private-label brands
•Essential Health. Colgate-Palmolive, Kimberly Clark, Procter & Gamble, Unilever and private-label brands
See “Risk Factors” for additional information on Kenvue’s competitive risks.
Environmental, Social and Governance
Kenvue’s ESG management approach is designed to effectively govern and manage risks while also enabling Kenvue to identify opportunities that accelerate its business strategy and drive business value for all Kenvue’s stakeholders. In 2020, Kenvue formalized its ESG strategy into a holistic set of priorities—Kenvue’s Healthy Lives Mission. Through this mission, Kenvue declared a public commitment to invest $800 million by 2030 intended to position its brands as healthy choices for both people and the planet. Kenvue’s Healthy Lives Mission directs organizational energy and strategic investments into several critical ESG priority areas:
1.Sustainable packaging and end-to-end product transparency, beginning with ingredients;
2.Carbon footprint reduction across Kenvue’s operations and value chain;
3.Social impact programs which support communities and improve health equity and public health outcomes; and
4.Diversity, equity and inclusion.
Kenvue’s Healthy Lives Mission is core to Kenvue’s business strategy and woven into the goals and objectives of each of Kenvue’s teams, across regions, categories and functions. In 2020, Kenvue prioritized its Healthy Lives Mission across eight leadership brands where Kenvue identified potentially large opportunities: Aveeno, Neutrogena, Le Petit Marseillais, Nicorette, Johnson’s, Listerine, OGX and Kenvue’s Women’s Health portfolio including Stayfree, Carefree and o.b. The scale and global nature of these brands allow Kenvue to drive the largest impact while applying the learnings across all Kenvue’s brands and regions over time.
Environmental
Kenvue’s commitment to a healthy planet is rooted in Johnson & Johnson’s 20-plus year commitment to setting and achieving public-facing environmental and carbon-reduction goals. For example, since launching the Healthy Lives Mission in 2020, Kenvue has made significant progress toward its sustainable packaging and ingredient transparency commitments and has contributed to the Johnson & Johnson Health for Humanity 2025 climate and carbon goals:
•Improve sustainability of product packaging. Since 2021, several of Kenvue’s brands pioneered the use of packaging materials and formats to advance its sustainability impact and emphasize circularity, including:
◦Listerine. Launched new recyclable mouthwash bottles made with up to 50% recycled plastic, with an aspiration to reach 100% by 2030;
◦Johnson’s Baby. Removed more than 10 million impossible-to-recycle pumps from selected lotion and wash products in the United States and LATAM; and
◦Le Petit Marseillais. Launched waterless, biodegradable solid cleaners for hair, body and face that are free of plastic packaging.

•Reduce health impact of climate change. With evidence emerging about the increasing effects of climate change on allergies, the Zyrtec brand is acting and driving climate-based social impact. The Zyrtec brand partnered with the nonprofit American Forests to create the Zyrtec Releaf Project, a tree-planting initiative. This initiative is expected to add trees across communities in Phoenix, Arizona, Detroit, Michigan and Washington, D.C. to help more neighborhoods gain access to the health and environmental benefits provided by trees. Zyrtec also engaged consumers through a social call to action, increasing the amount of Kenvue’s donation to American Forests based on consumer engagement levels on Instagram. The Zyrtec Releaf Project was integrated into the Good Morning America show on the first day of spring in the United States to further drive awareness, and this initiative has been amplified with celebrity, healthcare professional and influencer voices, resulting in more than 890 million media impressions to date.
•Reduce carbon footprint and impact of climate change across Kenvue’s operations and value chain. Kenvue is committed to climate action to protect the health of the planet and support the resilience of its business. Kenvue received the WEF Lighthouse designation in 2022 and 2021 for its manufacturing sites in Bangkok, Thailand and Helsingborg, Sweden, respectively. These sites were recognized for advancing efficiency, sustainability and workforce engagement through innovation. As a standalone company, Kenvue is currently in the process of establishing its own targets to reduce its carbon footprint across its operations and value chain, building on Kenvue’s track record of contributing towards the Johnson & Johnson Health for Humanity 2025 goals.
Kenvue is working in partnership with industry peers, non-governmental organizations and suppliers to exchange expertise and co-create sustainable innovation across Kenvue’s products and operations. For example, Kenvue is an active member of the EcoBeautyScore Consortium, an industry-led collaboration developing a global environmental impact scoring system for cosmetic and personal care products. Kenvue is also a signatory to the Ellen MacArthur Foundation’s New Plastics Economy Global Commitment, where Kenvue has declared a commitment to reduce its plastics packaging footprint across a variety of measurable factors. In addition, Kenvue is a member of multiple coalitions with the Consumer Goods Forum, including the Plastic Waste Coalition of Action (PWCoA), Collaboration for Healthier Lives and Product Data Coalition.
Social
Kenvue is making significant progress across Kenvue’s social impact programs to further advance Kenvue’s Healthy Lives Mission:
•Reduce the incidence of preventable skin cancers. Kenvue produced an award-winning documentary in 2021 to elevate awareness and understanding of skin cancer for all skin types and colors. Kenvue’s Neutrogena brand created a “Neutrogena Studios” division and partnered with Executive Producer Kerry Washington to produce an inspiring, unbranded documentary that shares the skin health journeys of seven families facing extraordinary circumstances as they uncover the long-term effects of living in the sun. As of January 2023, the documentary has been viewed more than 14 million times. Select viewer feedback collected by a third-party study that Kenvue commissioned reported that 85% of those viewers surveyed were more likely to conduct a skin self-exam after watching the film, and approximately 89% of those viewers surveyed were more likely to wear sunscreen consistently and encourage others to do the same. Neutrogena is also engaging in a first-of-its-kind retailer collaboration to leverage the documentary and featured dermatologist, Dr. Shirley Chi. The collaboration trains Walgreens beauty advisors in the United States on skin cancer prevention and how to counsel consumers on appropriate sun protection factor (“SPF”) protection.
•Eradicate smoking. Kenvue established a public-private partnership through its Nicorette brand with the World Health Organization’s Access Initiative for Quitting Tobacco to help approximately 10,000 smokers in Jordan and the Philippines quit smoking through front-line education and support. This partnership was established during the peak of the COVID-19 pandemic, recognizing the increased risk to smokers and lack of access to nicotine replacement therapies in some countries with higher smoking rates. This partnership also included a donation in 2020 of more than $1.5 million worth of Nicorette patches.

•Enhance inclusivity. In 2021, Kenvue launched BAND-AID® Brand Ourtone Adhesive Bandages, which Kenvue offers in three brown shades to provide more inclusive bandage options for communities of color. In the process of launching Ourtone, Kenvue partnered with leading social organizations including the National Black Nurses Association and the Foundation of the National Student Nurses’ Association. Together with these partners, Kenvue is providing African American nursing student candidates with financial support and scholarships as they pursue a future in healthcare. Kenvue is committed to supporting external and internal initiatives that eradicate racial and social injustice as a public health threat by helping to eliminate health inequities for people of color.
•Educate new parents on superior baby care. Through Kenvue’s Johnson’s Baby brand, Kenvue has partnered with nurses, midwives’ associations and local hospitals to deliver the best for baby care in the Philippines, Indonesia, Brazil and Colombia. Kenvue’s Baby’s First Bath Program aims to educate parents on proper care for their newborn’s skin. In 2022, the program collectively reached approximately 1.3 million births across these four markets, which was approximately 12% of the estimated 10.4 million total births. This partnership also supports Kenvue’s leadership with hospitals and healthcare professionals.
•Enhance product transparency. Today, consumers increasingly desire to better understand product ingredients and materials, the research behind formulations and claims, manufacturing processes and the related potential overall impact to the planet. That is why Kenvue is leading with transparency—creating proactive digital communications to share product information, spanning ingredients, science, sustainability and social impact, with Kenvue’s consumers in real time. Kenvue piloted these efforts to enhance product transparency with the Johnson’s brand in 2021 and combined it with social media content, which led to meaningful improvements in brand sentiment across behavioral metrics and attributes. Kenvue has since added the Aveeno, Aveeno Baby, Le Petit Marseillais, Neutrogena, Listerine, Zarbee’s and OGX brands to this initiative, with more brands anticipated to be added in 2023.
Kenvue is dedicated to empowering its employees through its Healthy Lives Mission and Kenvue is highly committed to diversity, equity and inclusion. Kenvue’s senior leadership team is global, diverse and multi-generational, represented by 9 different nationalities and over 58% women. Kenvue believes that a culture of diversity, equity and inclusion fosters an environment in which Kenvue fully leverages the strengths of its people to exceed consumer and customer expectations, create long-term value and meet Kenvue’s growth objectives. By investing in diversity, equity and inclusion, Kenvue believes it can better understand the needs of its diverse consumer and customer base and innovate in more creative ways. Kenvue has expanded diversity in support of the Johnson & Johnson Health for Humanity 2025 Diversity, Equity & Inclusion Goals, which aim to achieve 50% of women in management positions globally, 35% ethnic/racial diversity in management positions in the United States and 50% growth of Kenvue’s Black and African American employees in management positions in the United States over a five-year period. As a standalone company, Kenvue intends to set ambitious goals to continue building a diverse and engaged workforce and management team.
Governance
Kenvue believes robust corporate governance is essential to long-term value creation for all stakeholders. Kenvue’s governance structure, policies and processes are designed to serve the needs of Kenvue’s business, Kenvue’s shareholders and other stakeholders, and to promote a culture of accountability across Kenvue.
Kenvue believes that fostering a compliant, ethical, accountable and transparent culture and practice requires the full engagement of Kenvue’s board of directors and management. Kenvue expects that ESG matters will be regular topics on the agenda of Kenvue’s board of directors. In addition, the Nominating, Governance & Sustainability Committee will help to oversee matters of corporate governance, including by reviewing Kenvue’s overall governance practices on an annual basis to ensure that its corporate governance practices continue to meet its high standards.
Kenvue’s board of directors has adopted Principles of Corporate Governance to assist it in guiding Kenvue’s governance practices. In addition, among other policies, Kenvue’s board of directors has adopted a Kenvue Code of Conduct designed to provide employees with guidance on Kenvue’s compliance policies and a Code of Business

Conduct & Ethics that sets forth additional guidelines applicable to members of Kenvue’s board of directors and Kenvue’s executive officers. For additional information, see “Management of Kenvue.”
Intellectual Property
Kenvue relies on a combination of intellectual property rights, including trademarks, trade secrets, patents and copyrights, as well as rights to third-party intellectual property pursuant to licenses and other contracts, to establish, maintain, protect and enforce the intellectual property and other proprietary information used in its business. Establishing, maintaining, protecting and enforcing Kenvue’s intellectual property and other proprietary rights in the United States and around the world is important to Kenvue’s success, and Kenvue considers these rights, in the aggregate, to be material to Kenvue’s business.
To facilitate the Separation and enable Kenvue’s operations to continue with minimal interruption following the Separation, Johnson & Johnson has granted to Kenvue licenses to use certain intellectual property rights retained by Johnson & Johnson that Kenvue used in the conduct of its business prior to the Separation, including the “Johnson & Johnson” name and signature and other legacy Johnson & Johnson branding, for a limited duration following the Separation, even if Johnson & Johnson ceases to own a controlling equity interest in Kenvue. These licenses provide for terms of varying duration, which vary based on Kenvue’s particular use of a licensed intellectual property right. For example, the license to use legacy Johnson & Johnson branding on internal or external product packaging and labels will terminate within five years from the completion of the Kenvue IPO, subject to extension for an additional three years if, at such termination date, Kenvue continues to make use of such legacy Johnson & Johnson branding despite commercially reasonable efforts to terminate use. In addition, Kenvue has granted to Johnson & Johnson licenses to use certain intellectual property rights owned by Kenvue following the Separation. For additional information about these licenses, see “Certain Relationships and Related Party Transactions—Agreements Entered into in Connection with the Separation.”
Kenvue seeks to establish, maintain, protect and enforce its intellectual property and other proprietary rights by all appropriate means, but the steps Kenvue has taken, and will take in the future, may prove inadequate. Third parties could infringe, misappropriate or otherwise violate Kenvue’s intellectual property and other proprietary rights. In addition, despite Kenvue’s internal processes for intellectual property clearance, Kenvue could be found to have infringed, misappropriated or otherwise violated the intellectual property or other proprietary rights of third parties. Under either circumstance, Kenvue’s business, results of operations or financial condition could be adversely affected. For additional information about these and other risks associated with Kenvue’s use of intellectual property and proprietary information in Kenvue’s business, see “Risk Factors.”
Trademarks
Kenvue’s brands are critical to its success, and trademark protection is an important part of establishing and maintaining brand recognition for Kenvue’s products in the United States and around the world. The vast majority of Kenvue’s net sales are derived from products bearing proprietary trademarks and trade names. These trademarks and trade names convey that the products Kenvue sells are “brand name” products. Kenvue seeks to obtain protection for these trademarks and trade names by all appropriate means, and Kenvue considers them, in the aggregate, to be material to its business.
As of July 2, 2023, in the United States, Kenvue owned approximately 710 registered trademarks and approximately 180 pending trademark applications. As of July 2, 2023, in other countries, including in EMEA, APAC, Latin America and other areas of North America, Kenvue owned approximately 38,500 registered trademarks and approximately 4,100 pending trademark applications. Trademarks registered in the United States remain in force for 10 years and may be renewed every 10 years after issuance so long as the mark is still being used in commerce. Trademarks registered in other countries generally have varying terms and renewal policies. Filing a trademark application does not guarantee that the trademark application will proceed to registration. Kenvue’s trademarks could be challenged, invalidated, declared generic, infringed or otherwise violated. Opposition or cancellation proceedings may in the future be filed against Kenvue’s trademark applications and registrations, and its trademarks may not survive these proceedings.

Patents
Kenvue actively files and maintains a portfolio of patents in the United States and around the world and seek to obtain and enforce patent protection by all appropriate means. Many of Kenvue’s products use well-known, established APIs whose original patents have expired, and Kenvue’s owned and in-licensed patents rarely, if ever, solely cover a new API by itself. Instead, Kenvue’s patent portfolio focuses on certain features of its products, including methods of use, formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs. As a result, Kenvue’s products are often protected by multiple patents covering a variety of distinct features of the product. This diminishes Kenvue’s reliance on any individual patent for a product’s commercial success because the inability to obtain patent protection for one feature of the product can often be offset by patent protection of a different feature or by other types of intellectual property protection. Consequently, while Kenvue considers these patents, and the protection thereof, to be important, Kenvue does not consider any single patent to be material to any material product or product family, and Kenvue does not expect the expiration of any single patent to have a material impact on any material product or product family.
As of July 2, 2023, in the United States, Kenvue owned approximately 650 issued patents and approximately 210 pending non-provisional patent applications. As of July 2, 2023, in other countries, including in EMEA, APAC, Latin America and other areas of North America, Kenvue owned approximately 5,230 issued patents and approximately 1,850 pending patent applications.
The term of individual patents depends upon the country in which the patent is obtained. In the United States, the patent term is generally 20 years from the date the earliest non-provisional patent application to which the patent claims priority is filed, and, in many other countries, the patent term is also generally 20 years from the filing date of the patent application. Kenvue’s issued patents have various expiration dates ranging from 2023 to 2048, exclusive of any potential patent term adjustments or patent term extensions.
Kenvue cannot predict whether the patent applications it pursues or in-licenses will issue as patents in any particular jurisdiction or whether the claims of any owned or in-licensed issued patents will provide any protection from competitors. Even if Kenvue’s owned or in-licensed pending patent applications are granted as issued patents, those patents, as well as any other issued patents Kenvue may own or license from third parties now or in the future, may be challenged, circumvented or invalidated by third parties. Consequently, Kenvue may not successfully obtain or maintain adequate patent protection for its products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging or designs. Particularly because many of Kenvue’s products use well-known, established APIs whose original patents have expired, even with respect to aspects of Kenvue’s products (or ingredients in Kenvue’s products) that may be covered by patents, there may be numerous similar yet non-infringing products or ingredients in the marketplace.
Other Proprietary Rights
For certain of Kenvue’s products, product uses, product formulations, manufacturing processes, delivery devices, dosage forms, packaging and designs, Kenvue relies on trade secrets, know-how and other proprietary information, which Kenvue seeks to protect, in part, through IT Systems and by confidentiality and nondisclosure agreements with Kenvue’s employees, vendors, consultants and other commercial partners. Kenvue also seeks to enter into agreements whereby Kenvue’s employees, vendors, consultants and other commercial partners assign to Kenvue the rights in any intellectual property they develop in the course of their engagement with Kenvue. However, these agreements may not effectively prevent disclosure or misappropriation of Kenvue’s trade secrets, know-how or other proprietary information, and disputes may still arise with respect to the ownership of the intellectual property and proprietary information used in Kenvue’s business. In addition, third parties may independently develop substantially equivalent proprietary information or improperly gain access to or disclose Kenvue’s trade secrets.
Government Regulations
Kenvue is subject to extensive government regulations in the United States and around the world. U.S. federal authorities, including the Food and Drug Administration (“FDA”), the Federal Trade Commission (“FTC”), the Consumer Product Safety Commission (“CPSC”), the Occupational Safety and Health Administration (“OSHA”),

the Environmental Protection Agency (“EPA”) and the Drug Enforcement Administration (“DEA”), regulate various aspects of Kenvue’s business, along with parallel authorities at the state and local levels and comparable authorities in other jurisdictions. Government regulations in the United States and around the world apply to many areas of Kenvue’s business, including most aspects of its products. It is Kenvue’s policy and practice to comply with all government regulations applicable to Kenvue’s business. The process of obtaining regulatory approvals and complying with applicable federal, state and local regulations in the United States and around the world is complex, time-consuming and costly and may impact Kenvue’s business strategies. In addition, the global regulatory landscape is subject to rapid and unexpected changes, including as a result of the Russia-Ukraine War, the COVID-19 pandemic and Brexit, and there has been a general trend toward increasingly stringent regulation and enforcement around the world in recent years. For additional information about risks associated with government regulations, see “Risk Factors—Risks Related to Government Regulation and Legal Proceedings.”
New or more stringent laws or regulations, more restrictive interpretations of existing laws or regulations or increased enforcement actions by governmental and regulatory agencies around the world could increase Kenvue’s ongoing costs of compliance, alter the environment in which Kenvue does business or otherwise adversely affect Kenvue’s business, results of operations or financial condition. If Kenvue fails to comply with any new or existing laws or regulations, Kenvue may be required to pay damages, cease advertising or promotional activities, alter Kenvue’s products or marketing materials, cease selling certain products and possibly face fines or sanctions. Furthermore, as Kenvue continues to expand its global operations, Kenvue may be required to comply with market-specific laws and regulations, including by obtaining approvals, licenses or certifications from a particular country’s regulators. Failure to obtain these approvals, licenses or certifications or comply with these laws or regulations could impede Kenvue’s growth prospects and otherwise adversely affect Kenvue’s business, results of operations or financial condition.
Kenvue has products in a number of different regulatory classifications, and these classifications and their application to Kenvue’s products may vary from market to market. Accordingly, certain of Kenvue’s products are subject to varying levels of regulation in different geographic markets. The following description discusses the material effects of the regulatory landscape applicable to Kenvue’s business, with particular focus on the United States, the European Union and China, which are the key geographic markets for Kenvue’s business from a regulatory perspective and markets that Kenvue believes are representative of the material differences in the regulation of Kenvue’s business across the various geographic markets in which Kenvue operates.
Quality and Safety
The FDA and comparable authorities in other jurisdictions regulate the facilities and operational procedures that Kenvue uses to manufacture its products. Kenvue is required to register its facilities with these authorities. Products are required to be manufactured in Kenvue’s facilities in accordance with current Good Manufacturing Practices (“cGMP”) or similar manufacturing standards in each country in which Kenvue manufactures products. Compliance with these regulations and with Kenvue’s own quality standards, which may exceed applicable government regulations, requires substantial expenditures of time, money and effort across many areas of Kenvue’s business, including with respect to training of personnel, recordkeeping, production, quality control and quality assurance. The FDA and comparable authorities in other jurisdictions periodically inspect Kenvue’s manufacturing facilities for compliance with cGMP or similar manufacturing standards in the applicable country. Regulatory approval to manufacture many of Kenvue’s products is granted on a site-specific basis. Failure to comply with cGMP or similar manufacturing standards at one of Kenvue’s or its third-party partners’ facilities could result in adverse regulatory action, which could disrupt the manufacture or supply of some of Kenvue’s products. Disruptions to Kenvue’s manufacturing or supplier operations could adversely affect Kenvue’s business, results of operations or financial condition. See “Risk Factors—Risks Related to Kenvue’s Operations—Disruptions to Kenvue’s manufacturing or supplier operations could adversely affect Kenvue’s business, results of operations or financial condition.”
In addition, many of Kenvue’s products are subject to regulation by the CPSC under the Poison Prevention Packaging Act (“PPPA”), the Consumer Product Safety Act, the Federal Hazardous Substances Act and other laws enforced by the CPSC. These statutes and related regulations establish safety standards and bans for consumer products. For example, some of Kenvue’s products are subject to regulation under the PPPA, which aims to protect children from serious personal injury or serious illness that may result from handling, using or ingesting certain household items. Such items can only be legally marketed if they are dispensed in child-resistant packaging or labeled for use in households where there are no children. The CPSC monitors compliance of consumer products under its jurisdiction through market surveillance and has the authority to conduct product safety inspections of establishments where consumer products are manufactured, held or transported. The CPSC can require the recall of noncompliant products or products containing a defect that creates a substantial risk of injury to the public, and the CPSC may seek penalties for regulatory noncompliance under certain circumstances. CPSC regulations also require manufacturers of consumer products to report to the CPSC certain types of information regarding products that fail to comply with applicable regulations, contain a defect that could create a substantial product hazard or create an unreasonable risk of serious injury or death. Certain state laws also address the safety of consumer products and may mandate reporting or labeling requirements. Noncompliance with these laws may result in penalties or other regulatory action and related reputational harm.
Drug Products
In order to market and sell a new drug product in the United States, a manufacturer must (1) file a New Drug Application (“NDA”) that shows the quality, safety and effectiveness of the new drug, (2) file an Abbreviated New Drug Application that demonstrates the equivalence of a generic product to another company’s branded drug product or (3) comply with the FDA’s monograph system. Most of Kenvue’s OTC products marketed in the United States, including Aveeno Restorative Skin Therapy Itch Relief Balm, Neutrogena Invisible Daily Defense, Tylenol Dissolve Packs, certain of Kenvue’s Listerine mouthwash products and certain products intended to treat acne or be used as sunscreen, including skin care products with SPF, are regulated pursuant to the FDA’s monograph system. The monographs establish the conditions, such as active ingredients, uses (indications), doses, labeling and testing, under which an OTC drug is generally recognized as safe and effective and can be marketed without an NDA and FDA premarket approval. Products marketed under the OTC monograph system are required to conform to specific quality, formula and labeling requirements. OTC monograph products that do not comply with these standards can be deemed unapproved new drugs and can be required to be withdrawn from the market. The Over-the-Counter Monograph Safety, Innovation, and Reform Act, enacted in March 2020, is expected to introduce significant reform to the OTC monograph system, including by replacing the FDA’s existing rulemaking process with an administrative order process for issuing, revising and amending OTC monographs. In addition, certain of Kenvue’s OTC products, including Zyrtec Chewables, Zyrtec-D and certain Imodium and Motrin products, are approved by the FDA through the NDA process rather than through the monograph system.
In addition, the DEA regulates certain of Kenvue’s OTC products containing pseudoephedrine, such as Sudafed and Zyrtec-D, pursuant to the Combat Methamphetamine Epidemic Act (“CMEA”). Among other requirements, the CMEA sets daily and 30-day sales limits for pseudoephedrine products purchased by consumers. Kenvue is also subject to similar regulations at the state level. For example, California requires any manufacturer, wholesaler, retailer or other entity in California that sells, transfers or otherwise furnishes certain “precursor substances,” including pseudoephedrine, to have a permit issued by the California Department of Justice, Bureau of Narcotic Enforcement. This permit may be denied, revoked or suspended for a variety of reasons. Kenvue’s OTC products containing pseudoephedrine are also subject to heightened regulatory regimes in other jurisdictions around the world.
In the European Union, Kenvue’s OTC products, including certain Nicorette products that are not marketed by Kenvue in the United States, are subject to extensive pre- and post-marketing regulation by regulatory authorities at both the European Union and E.U. Member State level. There are several administrative mechanisms to request regulatory approval of OTC products, including (1) the standalone national procedure for authorization in a single E.U. Member State, (2) the mutual recognition procedure, which is used when a product is already authorized in at least one E.U. Member State and approval is sought in at least one other E.U. Member State, and (3) the decentralized procedure, which is used when a product has not yet been authorized in the European Union and authorization is sought simultaneously in several E.U. Member States.
In China, Kenvue’s OTC products, including certain Rhinocort products that are not marketed by Kenvue in the United States, are regulated by the National Medical Products Administration (“NMPA”), which is the primary authority for the safety and registration of medicines, medical devices and cosmetics. The key elements of any regulatory application in China are quality, safety and efficacy and, until recently, there had been one process for the registration of all medicines in China, irrespective of prescription or OTC status. However, the Drug Registration Regulation, implemented in China in 2020, now provides an alternate process for OTC products, which maintains the principles of quality, safety and efficacy.
Cosmetics
A number of Kenvue’s products marketed in the United States, including many of Kenvue’s products in Kenvue’s Skin Health and Beauty segment, are considered cosmetics regulated by the FDA through the Federal Food, Drug, and Cosmetic Act and the Fair Packaging and Labeling Act. Kenvue’s cosmetic products include Aveeno Restorative Skin Therapy Oat Repairing Cream, Aveeno Restorative Skin Therapy Sulfate-Free Body Wash, Johnson’s Baby Powder and certain of Kenvue’s Listerine mouthwash products.
Cosmetics are not subject to premarket approval by the FDA, but certain ingredients, such as color additives, are required to be preauthorized, and the FDA seeks to ensure cosmetic products are not adulterated or misbranded. If the safety of a product or its ingredients has not been adequately substantiated, an appropriate warning label is required to be included on the product. Other warnings may also be mandated pursuant to FDA regulations. The FDA monitors compliance of cosmetic products with applicable regulations through market surveillance and inspection of cosmetic manufacturers and distributors to ensure that products do not contain false or misleading labeling, are not adulterated and are not manufactured under unsanitary conditions. Inspections also may arise from consumer or competitor complaints filed with the FDA. In the event that the FDA determines that one of Kenvue’s products fails to comply with FDA regulations, Kenvue may be required, or Kenvue may independently decide, to conduct a recall or market withdrawal of that product or to correct the failure by making changes to that product, including its manufacturing, formulation or label. In addition, the Modernization of Cosmetics Regulation Act, enacted in December 2022, is expected to expand the FDA’s regulatory authority over cosmetic products, including by providing the FDA with new mandatory recall authority over cosmetics and by requiring the registration of cosmetic manufacturing facilities, the reporting of certain adverse events, the issuance of cGMP requirements and the establishment of safety substantiation requirements.
In addition, certain of Kenvue’s cosmetic products, including those containing low-viscosity hydrocarbons such as baby oil, are regulated by the CPSC under the PPPA. See “—Quality and Safety.”
Medical Devices
Medical devices are subject to regulation in the various jurisdictions in which Kenvue operates. Although there is variation among jurisdictions in how Kenvue’s products are classified, medical devices are broadly defined as products which a manufacturer intends to be used to treat, cure, prevent, mitigate or diagnose disease. Medical devices generally achieve their purpose by physical modes of action; the principal intended action may not be pharmacological, immunological or metabolic.
Certain of Kenvue’s products marketed in the United States, such as Kenvue’s BAND-AID® Brand Adhesive Bandages (including Ourtone Adhesive Bandages), Listerine Sensitivity Defense Mouthrinse and Tylenol SmartCheck Digital Ear Scope, are medical devices regulated by the FDA through a system that, unless exempt, requires Kenvue to receive premarket clearance for commercial distribution known as a 510(k) clearance. To obtain 510(k) clearance, a device is required to be determined to be substantially equivalent in intended use and in safety and efficacy to a benchmark device, or “predicate,” that is already legally in commercial distribution. Any modification to a 510(k) cleared device that could significantly affect its safety or efficacy or that would constitute a change in its intended use generally requires a new 510(k) clearance. If Kenvue determines that a new 510(k) clearance is not required but the FDA subsequently disagrees, the FDA may retroactively require Kenvue to obtain a new 510(k) clearance and may require Kenvue to cease marketing, or conduct a recall, of the modified device until the new 510(k) clearance is obtained. In recent years, Kenvue has also introduced certain connected health offerings as non-medical device apps, including the Zyrtec AllergyCast app and the Neutrogena Skin360 app. These products are neither intended to treat, cure, prevent, mitigate or diagnose disease nor intended to affect the structure of a person’s body. Kenvue has accordingly determined that these products are not medical devices, but if the FDA subsequently disagrees, per its issued guidance, the FDA would not impose regulatory oversight because a failure of the device to function as intended would not pose a risk to patient safety.

In the European Union, manufacturers may self-certify compliance of certain medical devices by submitting notifications to the competent authority, with files open to inspection by a competent authority. In May 2021, the Medical Device Regulation (Regulation (EU) 2017/745) (“MDR”) came into effect in the European Union. The MDR is more comprehensive than the prior regime as it greatly increases the rigor and robustness of the regulations governing medical device products. All medical devices are expected to meet the MDR requirements, and there is no “grandfathering” of products. In addition, all approved products and their manufacturers are subject to re-review on periodic cycles of up to every four years. In recent years, Kenvue has also introduced certain connected health offerings as non-medical device apps, including certain products that are not offered by Kenvue in the United States. These products include the Nicorette QuickMist SmartTrack, which is deemed a wellness app and, as such, is not regulated as a medical device by the health authorities in the countries in which it is offered. Any determination that medical device clearance is required for a product that Kenvue currently offers as a non-medical device may cause Kenvue to cease marketing, or conduct a recall, of the modified product until such clearance is obtained.
In China, locally manufactured medical devices gain market authorization through municipal authorities, while medical devices that are not manufactured in China are reviewed by the NMPA and must be accompanied by appropriate documentation showing that the device has been approved in its country of origin.
Dietary Supplements
Some of Kenvue’s products under the Zarbee’s brand and the Lactaid brand that are marketed in the United States are considered dietary supplement products and are governed by the Dietary Supplement Health and Education Act of 1994, which defines and regulates dietary supplements. Dietary ingredients that were not marketed in the United States before October 15, 1994 are required to be the subject of a new dietary ingredient notification submitted to the FDA at least 75 days before the initial marketing, unless the ingredient has been present in the food supply as an article used for food without being chemically altered. The FDA may determine that the notification does not provide an adequate basis to conclude that a new ingredient is reasonably expected to be safe, which could effectively prevent the marketing of the ingredient. Furthermore, a company that uses a statement of nutritional support in the labeling for a product is required to possess information substantiating that the statement is truthful and not misleading. If the FDA determines that a particular statement of nutritional support is an unacceptable drug claim or an unauthorized version of a health claim, or if the FDA determines that a particular claim is not adequately supported by existing scientific evidence or is otherwise false or misleading, the claim cannot be used and any product bearing the claim on its labeling could be subject to regulatory action.
A comparable regulatory regime operates in the European Union, where dietary supplements are regulated as food products pursuant to the Food Supplements Directive 2002/46/EC. In addition, many E.U. Member States have implemented notification procedures that require reporting prior to or immediately after the commencement of sales of a dietary supplement.
Labeling and Product Claims
Kenvue is subject to various laws on labeling and product claims, including with respect to the characteristics, quality, safety, performance and benefits of Kenvue’s products. Kenvue typically is required to have a reasonable basis to support any factual marketing claims, and what constitutes a reasonable basis for substantiation can vary widely from market to market and from product to product. For example, while cosmetic labeling does not require FDA premarket approval, the FDA regulates cosmetic labeling claims and monitors, and takes action against, claims that are not truthful, are misleading or make medicinal claims. The FDA is also responsible for taking action against any misbranded dietary supplement product after it reaches the market. In addition, while Kenvue’s labeling and advertising claims for its monograph products, such as certain Benadryl, Tylenol and Neutrogena products, and advertising claims for NDA products are not subject to approval by the FDA, labeling claims for Kenvue’s NDA products, such as certain Zyrtec, Imodium and Motrin products, are approved by the FDA. In certain circumstances, Kenvue may also be subject to additional regulations depending on the nature of the labeling and product claims. For example, the U.S. Department of Agriculture enforces federal standards for organic production and use of the term “organic” on product labeling.

The FTC regulates the use of endorsements and testimonials in advertising as well as relationships between Kenvue, on the one hand, and advertisers and influencers, on the other hand, pursuant to principles described in the FTC’s Guides Concerning the Use of Endorsements and Testimonials in Advertising (the “Endorsement Guides”). The Endorsement Guides provide that an endorsement should reflect the honest opinion of the endorser and cannot be used to make a claim about a product that the product’s marketer could not itself legally make. The Endorsement Guides also stipulate that, if there is a connection between an endorser and the marketer that consumers would not expect and this connection would affect how consumers evaluate the endorsement, then that connection should be disclosed. Another principle in the Endorsement Guides applies to advertisements that feature endorsements from people who have achieved exceptional, or even above average, results from using a product. If the advertiser does not have proof that the endorser’s experience represents what people will generally achieve using the product as described in the advertisement, then an advertisement featuring that endorser should make clear to the audience what results they can generally expect to achieve and the advertiser should have a reasonable basis for its representations regarding those generally expected results. Although the Endorsement Guides are advisory in nature and do not operate directly with the force of law, they provide guidance about what the FTC staff generally believes the Federal Trade Commission Act (“FTC Act”) requires in the context of using endorsements and testimonials in advertising. Any practices inconsistent with the Endorsement Guides can result in violations of the FTC Act’s proscription against unfair and deceptive practices. If Kenvue’s advertising claims or claims made by its social media influencers or by other endorsers with whom Kenvue has a material connection do not comply with the Endorsement Guides or any requirements of the FTC Act or similar state requirements, then the FTC and state authorities could subject Kenvue to investigations and enforcement actions, impose penalties, require Kenvue to pay monetary consumer redress, require Kenvue to revise its marketing materials or require Kenvue to accept burdensome injunctions, any of which could adversely affect Kenvue’s business, results of operations or financial condition.
Furthermore, the National Advertising Division (“NAD”) of the Better Business Bureau administers a self-regulatory program of the advertising industry to ensure truth and accuracy in national advertising. NAD monitors national advertising and entertains inquiries and challenges from competitors and consumers. Kenvue may also be subject to various state consumer protection laws, including California’s Proposition 65, which requires a specific warning on any product that contains a substance listed by California as having been found to cause cancer or birth defects, unless the level of such substance in the product is below a safe harbor level.
In the European Union, advertising of products is subject both to general consumer advertising requirements pursuant to the Unfair Commercial Practices Directive (Directive 2005/29/EC), which imposes a general prohibition on misleading and aggressive advertising, as well as more specific regulations in respect of various product classifications. For example, pursuant to Directive 2001/83/EC, advertisements of Kenvue’s OTC products must, among other requirements, (1) be set out in such a way that it is clear that the message is an advertisement and that the product is clearly identified as a medicinal product, (2) not refer to claims of recovery in improper, alarming or misleading terms and (3) not suggest that the effects of taking the medicine are guaranteed, are unaccompanied by adverse reactions or are better than, or equivalent to, those of another treatment or medicinal product. The European Union has also established a legal framework for cosmetic labeling claims based on the Cosmetics Products Regulation (Regulation (EC) No 1223/2009). So-called “responsible persons” must ensure that a cosmetic product made available on the market is safe for human health when used under normal or reasonably foreseeable conditions, taking into account presentation, labeling, instructions for use and disposal and any other indication or information provided by the responsible person.
In China, advertisements of OTC products must, among other requirements, include an “OTC” marking and must not contain difficult or confusing medical or pharmaceutical terms that could mislead the public about a product’s efficacy or safety.
Pricing
Kenvue’s activities are subject to a variety of price control laws and regulations in some of the markets in which Kenvue operates. The range and extent of these price control mechanisms vary by market. In addition, price control laws or regulations may become more stringent during times of uncertain or unfavorable economic or market conditions, such as during times of economic slowdown, recession or inflation.

In certain markets the pricing for certain of Kenvue’s products may be subject to prior approval, including in jurisdictions where its products are subject to government reimbursement, whereas in other markets Kenvue may be able to fix its own prices for its products subject to certain degrees of monitoring and control by the applicable governmental authority. For example, in China, the government regulates the prices of Kenvue’s OTC products sold in the hospital channel through a combination of provincial bidding programs, a centralized tendering program, a national reimbursement program and strengthened regulation of medical and pricing practices, as applicable. In general, Kenvue’s OTC products are subject to provincial bidding programs that regulate the prices at which public hospitals can purchase Kenvue’s OTC products. In recent years, the Chinese government has also initiated various centralized volume-based tendering programs at both the national and provincial levels. These programs require companies to submit bids for in-scope medicines, with the winning bidders gaining a guaranteed sale volume of the total market for those medicines for one to three years. Kenvue’s OTC products are also regulated outside the hospital channel in certain cities and provinces in China, where Kenvue’s prices may be linked to the tendering process within the hospital channel. These price control mechanisms, and mechanisms in other markets, may restrict the amount Kenvue is able to charge for Kenvue’s products, which may reduce Kenvue’s profits and otherwise adversely affect Kenvue’s business, results of operations or financial condition.
Environment, Health and Safety
The EPA and parallel state and local authorities in the United States, as well as comparable authorities around the world, enforce a broad range of environmental laws and regulations in the jurisdictions in which Kenvue manufactures and sells its products or otherwise operates Kenvue’s business. These include requirements governing product content and labeling, the handling, manufacture, transportation, storage, use and disposal of chemicals and other hazardous materials and wastes, the discharge and emission of pollutants and the cleanup of contamination in the environment. Kenvue could incur substantial costs, including civil or criminal fines or penalties, enforcement actions and other third-party claims and cleanup costs as a result of Kenvue’s failure to comply with, or liabilities under, environmental, health and safety laws and regulations or permits required thereunder. Under certain environmental laws and regulations, Kenvue may be subject to liability for environmental investigations and cleanups, including at properties that Kenvue currently or previously owned or operated, or at sites at which waste Kenvue generated was disposed, even if the contamination was not caused by Kenvue or the relevant conduct was legal at the time it occurred. Kenvue is addressing contamination from historical operations that has been identified at certain of its current or former properties and are involved in a number of proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and other comparable state, local or foreign laws in which the primary relief sought is the cost of past and/or future remediation. The ultimate cost at such sites is difficult to accurately predict and Kenvue may incur significant additional costs as a result of the discovery of contamination or the imposition of additional obligations at these or other sites in the future. See “Risk Factors—Risks Related to Government Regulation and Legal Proceedings—Kenvue is subject to a broad range of environmental, health and safety laws and regulations, and the impact of any obligations under these laws and regulations could adversely affect Kenvue’s business, results of operations or financial condition” and Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.
Kenvue also is subject to extensive and evolving regulations regarding the manufacturing, processing, distribution, importing, exporting and labeling of Kenvue’s products and their raw materials. In the European Union, the Registration, Evaluation, Authorisation and Restriction of Chemicals (“REACH”) regulations came into effect in 2007, with implementation rolling out over time. Registered chemicals then can be subject to further evaluation and potential restrictions. Since the promulgation of REACH, other countries have enacted or are in the process of implementing similar comprehensive chemical regulations.
Kenvue’s operations are also subject to regulation under the federal Occupational Safety and Health Act and parallel state and local occupational health and safety standards, as well as occupational health and safety standards applicable to Kenvue’s operations in other jurisdictions. These standards establish certain employer responsibilities, including requirements to maintain a workplace free of recognized hazards likely to cause serious injury or death, certain medical and hygiene standards, licensing and permitting obligations and various recordkeeping, disclosure and procedural requirements. Kenvue’s facilities and operations may be subject to periodic inspections by OSHA representatives and comparable authorities in other jurisdictions. Failure to comply with applicable occupational health and safety standards, even if no work-related serious injury or death occurs, could result in civil or criminal enforcement and substantial penalties, significant capital expenditures or suspension or limitation of Kenvue’s operations.
Privacy and Data Protection
Kenvue is subject to increasingly complex and changing privacy and data protection laws and regulations in the United States and around the world that impose broad compliance obligations on the collection, transmission, dissemination, use, privacy, confidentiality, security, retention, availability, integrity and other processing of health-related and other sensitive and personal information. Failure to comply with these laws and regulations, which may conflict with one another and evolve in the future, could result in substantial fines, penalties, private rights of action, claims and damage to Kenvue’s reputation.
In the United States, Kenvue is subject to a range of privacy and data protection laws and regulations, the specific requirements of which vary from state to state. For example, the California Consumer Privacy Act (“CCPA”) imposes stringent data privacy requirements and obligations with respect to the personal information of California residents, such as required disclosures to California consumers, and provides California consumers with data protection and privacy rights, such as the ability to opt out of certain sales of personal information. The CCPA provides for civil penalties for violations of the statute and a private right of action for certain data breaches that result in the loss of personal data. Companies subject to the CCPA must create and publish a privacy policy that discloses, among other things, the categories of personal information the business collects, the sources from which the personal information is collected and the purpose for which the personal information is collected or sold. The CCPA has been amended by the California Privacy Rights Act (“CPRA”), which came into effect, in most material respects, on January 1, 2023. The CPRA significantly modifies the CCPA, including by expanding consumers’ rights with respect to certain sensitive personal information. The CPRA also creates a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. It remains unclear how various provisions of the CCPA and CPRA will be interpreted and enforced. Other states have enacted, are in the process of enacting or may in the future enact similar privacy and data protection laws and regulations, which creates the potential for a patchwork of overlapping but different state laws. Furthermore, there is discussion in Congress of a new comprehensive federal data privacy law to which Kenvue may become subject if it is enacted, which would add additional complexity, restrictions and potential legal risks and may require additional investment of resources in compliance programs and other operational costs.
Kenvue is also subject to federal health information privacy laws, such as HIPAA, and consumer protection laws, such as the CAN-SPAM Act, which further impose requirements for the collection, use, storage, access, transfer and protection of health-related and other sensitive and personal information. In addition, Kenvue is subject to state laws and regulations governing the collection and use of biometric information, such as fingerprints and facial biometric templates. For example, the Illinois Biometric Information Privacy Act regulates the collection, use, safeguarding and storage of “biometric identifiers” and “biometric information” by private entities and provides a private right of action for persons who are aggrieved by violations of the statute. Other states have enacted, are in the process of enacting or may in the future enact similar laws addressing biometric information. Kenvue is also subject to laws in all 50 states that require businesses, under certain circumstances, to provide notice to consumers whose personal information has been accessed or acquired as a result of a data breach and, in some cases, to regulators.
Outside the United States, the European Union’s General Data Protection Regulation (“E.U. GDPR”) and the United Kingdom’s General Data Protection Regulation (“U.K. GDPR”), together with national legislation, regulations and guidelines of the E.U. Member States and the United Kingdom governing the processing of personal data, impose strict obligations and restrictions on the ability to collect, analyze, store, transfer and otherwise process personal data, including health data and adverse event reporting. The E.U. GDPR contemplates fines for certain violations of up to four percent of global annual revenue or €20 million (or GBP 17.5 million under the U.K. GDPR), whichever is greater. Furthermore, the relationship between the United Kingdom, the European Union and the United States in relation to certain aspects of data protection law remains unclear, particularly regarding how data can lawfully be transferred between each jurisdiction. For example, in July 2020, the Court of Justice of the European Union issued a judgment invalidating the E.U.-U.S. Privacy Shield framework, which had provided companies with a mechanism to comply with data protection requirements when transferring personal data from the European Union to the United States.
In China, Kenvue is subject to the Personal Information Protection Law (“PIPL”), which applies to the processing of personal information of natural persons within China, the processing of personal information outside China where the purpose is to provide products and services within China and the analysis or assessment of the activities of individuals within China. While similar to the GDPR, the PIPL contains unique requirements not found in the GDPR. Consequences of non-compliance may include monetary fines of up to five percent of the previous year’s revenue, termination of data transfers and personal liability imposed on those directly responsible. Kenvue is also subject to similar privacy and data protection frameworks in other developed and emerging markets, including Canada’s Personal Information Protection and Electronic Documents Act, Brazil’s Lei Geral de Proteção de Dados Pessoais, Japan’s Act on the Protection of Personal Information, South Africa’s Protection of Personal Information Act and South Korea’s Personal Information Protection Act.
Additional privacy and data protection laws and regulations are being developed around the world, including in other jurisdictions in which Kenvue operates, and privacy enforcement by governmental authorities globally, particularly on data localization requirements and international data flows, has increased in recent years. Compliance with these new and changing laws has impacted, and may in the future impact, Kenvue’s business strategies, and unforeseen changes to privacy laws may affect Kenvue’s ability to tailor and personalize Kenvue’s products and services to meet Kenvue’s strategic goals or consumer expectations, which could adversely affect Kenvue’s business, results of operations or financial condition. In addition, certain privacy and data protection laws may apply to Kenvue indirectly through its customers, manufacturers, suppliers or other third-party partners. For example, non-compliance with applicable laws or regulations by a third-party partner that is processing personal data on Kenvue’s behalf may be deemed non-compliance by Kenvue or a failure by Kenvue to conduct proper due diligence on the third party. Kenvue also could be subject to additional expenses and liabilities in the event of an information security incident, including a cybersecurity breach, or the failure of an information technology system owned or operated by Kenvue or a third party with which Kenvue partners or its vendor. For additional information about Kenvue’s use of IT Systems and other risks to Kenvue’s business associated with privacy and data protection matters, which Kenvue expects will increase in variety and magnitude as Kenvue continues to pursue a digital-first strategy, see “Risk Factors—Risks Related to Kenvue’s Operations” and “Risk Factors—Risks Related to Government Regulation and Legal Proceedings.”
Anti-Corruption
Kenvue is subject to various anti-corruption laws and regulations, such as the FCPA, that generally prohibit companies from promising, offering or giving anything of value to foreign officials with the corrupt intent of influencing the foreign official for the purpose of obtaining or retaining business or gaining any improper advantage. Similar to the U.S. application and enforcement of the FCPA, various jurisdictions in which Kenvue operates have laws and regulations, including the U.K. Bribery Act 2010 and Chinese anti-corruption laws, aimed at preventing and penalizing corrupt behavior. In addition, Kenvue’s interactions and financial relationships with healthcare professionals and government officials (including individuals acting on behalf of hospitals or other institutions owned or controlled by a government body) are subject to varying degrees of regulation and restriction in the jurisdictions in which Kenvue operates. These regulations and restrictions are generally intended to protect against corruption and conflicts of interest in connection with the expenditure of government funds and to ensure fairness and transparency in their legislative, regulatory and procurement processes.
Other Regulations
Kenvue is also subject to a variety of other laws and regulations in the United States and around the world. For example, Kenvue must comply with an increasing number of laws designed to combat abuses of human rights in supply chain operations. In addition, Kenvue’s selling practices are regulated by competition law authorities in the United States and around the world. Kenvue is also subject to laws and sanctions imposed by the United States (including those imposed by OFAC) and other authorities that may prohibit Kenvue or its affiliates from doing business in certain countries or restrict the type of business that may be conducted by Kenvue or its affiliates. For example, actions taken in response to the Russia-Ukraine War have included the imposition of export controls and broad financial and economic sanctions against Russia, Belarus and specific areas of Ukraine. Enforcement activities under these laws and regulations could subject Kenvue to additional administrative and legal proceedings and actions, which could include claims for civil penalties, criminal sanctions and administrative remedies.
Seasonality
Kenvue’s business is generally not seasonal. However, certain products within Kenvue’s Self Care and Skin Health and Beauty segments are subject to moderate degrees of seasonal sales fluctuations. For example, in Kenvue’s Self Care segment, certain of Kenvue’s OTC products, such as Tylenol and Motrin, are typically purchased more frequently during the cold and flu season in the winter or, in the case of Zyrtec and Benadryl, during high allergy seasons in the spring and the fall. In addition, in Kenvue’s Skin Health and Beauty segment, sales of Kenvue’s products that contain SPF, such as certain Neutrogena products, are typically higher in the summer and sales of Kenvue’s products that contain moisturizers, such as certain Aveeno products, are typically higher in the fall and the winter. The net effect of these seasonal sales fluctuations on Kenvue’s worldwide sales has historically been minimal within each of Kenvue’s business segments and across Kenvue’s business as a whole.
Properties
Kenvue owns, leases or otherwise has rights to use a number of facilities, including administration, research and development, manufacturing, warehousing, distribution and other facilities. After the Separation, Kenvue owns, leases or otherwise has rights to use approximately 169 facilities, consisting of approximately 41 facilities that Kenvue owns and approximately 128 facilities that Kenvue leases or otherwise has rights to use. These facilities cover approximately 14.0 million square feet, consisting of approximately 11.7 million square feet in facilities that Kenvue owns and approximately 2.3 million square feet in facilities that Kenvue leases or otherwise has rights to use. These facilities are located throughout the United States and in many other countries around the world, including in EMEA, APAC, Latin America and other areas of North America. Many of these facilities serve more than one of Kenvue’s business segments and multiple functions across Kenvue’s business.
The table below sets forth Kenvue’s principal properties following the Separation, each of which will be owned by Kenvue.

Location	Principal Segment(s)	Use	Approximate Square Footage
Skillman, New Jersey	Skin Health and Beauty (R&D), Essential Health (R&D)	Corporate Headquarters, R&D	740,000
São José dos Campos, Brazil	Skin Health and Beauty, Essential Health	Manufacturing	1,400,000
Fort Washington, Pennsylvania	Self Care	Manufacturing	800,000
Val-de-Reuil, France	Self Care, Skin Health and Beauty	Manufacturing	790,000
Las Piedras, Puerto Rico	Self Care	Manufacturing	740,000
Lititz, Pennsylvania	Skin Health and Beauty, Essential Health	Manufacturing	550,000
Cali, Colombia	Skin Health and Beauty, Essential Health	Manufacturing	430,000
Pomezia, Italy	Essential Health	Manufacturing	350,000
Bangkok, Thailand	Skin Health and Beauty, Essential Health	Manufacturing	340,000
Shanghai, China	Self Care, Essential Health	Manufacturing	300,000
Helsingborg, Sweden	Self Care	Manufacturing	300,000
Kenvue is also party to, and has entered into in connection with the Separation, various agreements with Johnson & Johnson relating to real estate matters, which include leasing, subleasing and licensing arrangements between Kenvue and Johnson & Johnson with respect to Kenvue’s facilities and Johnson & Johnson’s facilities. For additional information about these arrangements, see “Agreements between Johnson & Johnson and Kenvue and Other Related Person Transactions—Other Agreements with Johnson & Johnson—Real Estate Agreements.”
On April 20, 2023, Kenvue entered into a long-term lease for a newly renovated office building and a newly constructed R&D building in Summit, New Jersey that, when completed, will encompass a total of approximately 290,000 square feet and serve as Kenvue’s new global corporate headquarters. The expected lease expense is approximately $10 million per year with an initial term of 15 years. In addition to corporate office space, this campus will house laboratory space to principally support R&D. The relocation to this campus is expected to commence in 2025 for the office building and continue through 2026 for occupancy into the new R&D building. Kenvue will continue to operate from its interim corporate headquarters in Skillman, New Jersey until that time.
Kenvue considers the facilities that it uses in its business to be suitable and adequate for the purposes for which they are used and does not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. Kenvue is committed to maintaining all of these properties in good operating condition.
Kenvue’s People
Company Culture
Kenvue is a global leader at the intersection of healthcare and consumer goods with a powerful portfolio of iconic, beloved brands that it believes help approximately 1.2 billion people worldwide live healthier lives every day. This is Kenvue’s mission, passion and greatest responsibility. Kenvue’s success is possible through cultivating a strong sense of purpose and a culture of inclusion led by a diverse, agile and energized team that is driven to improve the health of people around the world every day. Kenvue’s employees embrace collaboration and creativity, and Kenvue encourages the iteration of innovative ideas to address the intersection of personal health and wellness, on the one hand, and societal and global impact, on the other hand. United by a common purpose, anchored in and leading with Kenvue’s core values at every level of the organization, Kenvue is committed to supporting the development of all of Kenvue’s team members. Through an agile structure focused on the ability to respond quickly to changes in market and consumer dynamics, Kenvue operates its organization based on three main agility principles: (1) consumer and customer obsession, (2) small, cross-functional empowered and accountable teams and (3) servant and inclusive leadership.
As of July 2, 2023, Kenvue had approximately 21,800 employees, with approximately 5,500 located in North America, 6,100 in EMEA, 6,300 in APAC and 3,900 in Latin America. Recognizing that Kenvue’s industry is rapidly evolving with constant innovation ranging from scientific to digital, Kenvue remains focused on creating a culture of inclusion and on attracting, developing and retaining a diverse workforce, reflective of those Kenvue serves.
Diversity, Equity and Inclusion
Kenvue intends to build upon its strong commitment to diversity, equity and inclusion by fostering an environment where people can operate at their best, do meaningful work capitalizing on their unique value, learn, grow and get rewarded and recognized for their impact on Kenvue’s business. Kenvue’s goal is to ensure the diversity of its workforce gets translated into meaningful innovation in the way Kenvue partners with its customers and puts its products in the hands of its consumers.
Kenvue’s talent practices aim to encourage well-being, fairness and respect, and to provide equal opportunities for development and growth. For example, Kenvue has initiatives in place to advance diverse representation by creating diverse interview teams and candidate slates and by expanding diversity outreach efforts through organizations that serve and engage talent from underrepresented communities. Kenvue offers team members access to ongoing inclusion and diversity education and support throughout their career journey through employee resource groups, mentorship and sponsorship. In addition, Kenvue offers flexible work arrangements that enable agile ways of working, promote empowerment and facilitate accountability.

Learning and Development
Kenvue invests heavily in ongoing development to ensure Kenvue’s teams’ capabilities remain relevant and keep pace with the rapid evolution in the marketplace. Kenvue’s focus is centered on three areas: (1) on-the-job training (such as assignments that cross functions or regions), (2) how employees lead (such as the tools and resources to develop leadership) and (3) how employees work (such as the tools and resources to build functional skills and deliver on Kenvue’s quality and compliance commitments). Ultimately, Kenvue’s goal is to ensure this ongoing commitment to development and growth yields superior performance and differentiates Kenvue from its competitors.
Employee Engagement
Kenvue believes that everyone is a leader and that open and honest communication among all team members sets the tone for a collaborative and inclusive work environment where everyone’s voice is heard and everyone can participate, develop and thrive, all working toward a common purpose. Team members are encouraged to own their development and their careers. They are encouraged to contribute with new ideas and voice their opinions, feedback or concerns, and Kenvue regularly conducts surveys that gauge employee sentiment in areas like inclusion, quality of Kenvue’s people leaders, career development, strategic alignment and execution. According to an internal survey conducted in 2022 with a response rate from full-time employees of approximately 89%, approximately 88% of Kenvue’s colleagues feel that its senior leadership team respects the dignity and diversity of all employees and approximately 81% feel a strong sense of belonging, demonstrating a collective commitment among employees that Kenvue is a great place to work. Kenvue values feedback from its team members, looking to understand their concerns and expectations and, where possible, acting on them. Results are shared with all employees and used to inform certain decisions.
Kenvue is also committed to actively supporting the communities Kenvue serves worldwide as well as those in which Kenvue’s employees live and work through strategic investments. Kenvue’s global community engagement program is just one way in which Kenvue connects its passionate purpose-driven workforce to fulfill its potential and create possibilities. Kenvue makes financial contributions, provides in-kind charitable product donations and volunteers the time of team members to help non-profit organizations achieve their goals and generate societal impact.
Compensation and Benefits
Kenvue offers compensation and benefits programs designed to reward and recognize superior performance and attract, develop and retain top talent in a highly competitive environment. Kenvue’s Compensation & Human Capital Committee will continue to review its compensation programs and will link Kenvue’s compensation, including annual changes in compensation, to its overall performance as well as to each individual’s contribution to the results achieved, with an emphasis on Kenvue’s overall performance to align an employee’s financial interests with the interests of Kenvue’s shareholders. Kenvue expects that periodic benchmarking analyses will be conducted to help ensure Kenvue’s compensation programs remain competitive and that Kenvue will regularly assess internal pay equity.
Health, Safety and Well-being
As a global leader in personal health and wellness, Kenvue is committed to investing in employee health, safety and well-being as foundational to Kenvue’s purpose and values. Kenvue has robust processes to identify potential risks associated with workplace activities, develop measures and implement controls to mitigate possible hazards. Kenvue supports employees with general safety training and put specific programs in place for those working in potentially high-hazard environments, including chemical management, equipment and machinery safety and hazardous materials management.
Kenvue works hard to create an environment where employees feel a strong sense of belonging, feel empowered to care for their health and well-being and that of their families, feel like they can grow and have fulfilling careers and feel recognized and valued for their contributions.

Legal Proceedings
Kenvue and/or certain of its subsidiaries are involved from time to time in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, antitrust and trade regulation, labor and employment, indemnification, data privacy and security, environmental, health and safety and tax matters; governmental investigations; and other legal proceedings that arise in the ordinary course of Kenvue’s business. Kenvue and/or certain of its subsidiaries are not currently party to any legal proceedings the resolution of which Kenvue believes would have a material adverse effect on Kenvue’s business, results of operations or financial condition. However, it often is not possible to predict the ultimate outcome of a legal proceeding, and Kenvue’s assessment of the materiality of a legal proceeding, including any accruals taken in connection therewith, may not be consistent with the ultimate outcome of the legal proceeding. In addition, Kenvue’s current estimates of the potential impact of legal proceedings on Kenvue’s business, results of operations or financial condition could change from time to time in the future. For additional information about Kenvue’s current legal proceedings, see Note 13, “Commitments and Contingencies,” to Kenvue’s audited combined financial statements and Kenvue’s unaudited condensed consolidated financial statements included elsewhere in this prospectus.

MANAGEMENT
Executive Officers
The following table sets forth, as of August 25, 2023, the name, age and position of Kenvue’s executive officers, followed by a biography of each executive officer.

Name	Age	Position
Thibaut Mongon	53	Chief Executive Officer and Director
Paul Ruh	56	Chief Financial Officer
Luani Alvarado	57	Chief People Officer
Carlton Lawson	55	Group President, Europe, Middle East and Africa
Donna Lorenson	50	Chief Corporate Affairs Officer
Jan Meurer	52	Chief Growth Officer
Matthew Orlando	47	General Counsel
Meredith (Meri) Stevens	61	Chief Operations Officer
Bernardo Tavares	55	Chief Technology & Data Officer
Caroline Tillett	52	Chief Scientific Officer
Kathleen Widmer	61	Group President, North America and Latin America
Ellie Bing Xie	54	Group President, Asia Pacific
Thibaut Mongon has served as Chief Executive Officer and Director of Kenvue as a public company since May 2023. Mr. Mongon joined Johnson & Johnson in 2000 as Director of Marketing for the Vision Care group in France and subsequently held positions of increasing responsibility until he transitioned to the Pharmaceutical sector in 2012, as the Global Commercial Strategy Leader for the Neuroscience therapeutic area. Mr. Mongon joined the Consumer Health sector of Johnson & Johnson in 2014 as Company Group Chairman Asia-Pacific and was promoted to Executive Vice President and Worldwide Chairman, Consumer Health at Johnson & Johnson in 2019. Prior to joining Johnson & Johnson, Mr. Mongon worked for Bormioli in Italy and Danone in France. Mr. Mongon currently serves on the board of directors of The Consumer Goods Forum and is a member of the Business Roundtable. Mr. Mongon holds a degree in Marketing from KEDGE Business School and an MBA degree from INSEAD. Mr. Mongon brings to Kenvue’s board of directors a deep understanding of the Consumer Health Business and commitment to innovation, complemented by extensive international experience, a consumer-centric mindset and considerable expertise in business strategy.
Paul Ruh has served as Chief Financial Officer of Kenvue as a public company since May 2023. Mr. Ruh previously served as Chief Financial Officer, Consumer Health at Johnson & Johnson, where he is a member of the Consumer Health Leadership Team. Mr. Ruh has more than 30 years of experience building global consumer brands. Prior to joining Johnson & Johnson in 2017, Mr. Ruh worked at PepsiCo, where he started as Director of Strategy and Planning and proceeded to hold several financial leadership positions, including CFO of Latin America, CFO of PBA and CFO of PepsiCo Foodservice. Prior to joining PepsiCo, Mr. Ruh worked at McKinsey & Company as a member of the Corporate Finance Practice in Mexico City and Santiago de Chile and as a manager at Procter & Gamble in Financial Analysis, Product Supply Finance and Treasury in Mexico City. Mr. Ruh holds an MBA degree from the MIT Sloan School of Management and a B.S. degree in Engineering from Ibero-American University in Mexico City.
Luani Alvarado has served as Chief People Officer of Kenvue since May 2023. Ms. Alvarado previously served as Global Leader, Human Resources, Consumer Health at Johnson & Johnson, where she was a member of the Consumer Health Leadership Team and the Human Resources Executive Committee. Ms. Alvarado joined Johnson & Johnson in 2005 and has held various human resources leadership positions during her tenure at Johnson & Johnson. Prior to joining the Consumer Health sector, she served as Global Head of HR for Johnson & Johnson External Innovation, Global Head of HR for Medical Devices, Global Head of HR for Orthopaedics, Johnson & Johnson Chief Talent Officer and Global Head of HR for Ethicon. Prior to joining Johnson & Johnson, Ms. Alvarado worked in human resources at Bristol-Myers Squibb and Dow Chemical. Ms. Alvarado holds a Graduate degree in Human Resources & Strategic Management focused on Organizational Development and Change Management and a B.S. degree in Business Administration, each from Catholic University of Santos, São Paulo in Brazil.
Carlton Lawson has served as Group President, Europe, Middle East and Africa of Kenvue since May 2023. Mr. Lawson previously served as Company Group Chairman, Europe, Middle East and Africa, Consumer Health at Johnson & Johnson, where he was a member of the Consumer Health Leadership Team. Mr. Lawson rejoined Johnson & Johnson in 2019 as the Area Managing Director, Northern Europe, Consumer Health, after having worked in the Consumer Health sector at Johnson & Johnson earlier in his career. Mr. Lawson has more than 30 years of experience working at leading healthcare organizations. Prior to rejoining Johnson & Johnson, Mr. Lawson served as Head of Global Categories and, before as, Area Managing Director, Northern Europe, both at GSK Consumer Health, and as Marketing Director for Pfizer’s Consumer Healthcare business in the United Kingdom and Ireland. Mr. Lawson started his career in Warner Lambert’s Consumer Healthcare division. Mr. Lawson holds a B.Sc. degree in Geography from The University of Manchester in the United Kingdom.
Donna Lorenson has served as Chief Corporate Affairs Officer of Kenvue since May 2023. Ms. Lorenson previously served as Global Leader, Communications & Public Affairs, Consumer Health at Johnson & Johnson, where she was a member of the Consumer Health Leadership Team and the Global Corporate Affairs Leadership Team. Ms. Lorenson previously served as Communications Leader for Johnson & Johnson and has more than 20 years of strategic communications experience. Prior to joining Johnson & Johnson in 2015, Ms. Lorenson served as Leader for Alcon’s U.S. Communications and held various leadership positions at Edelman. Prior to entering the field of public relations, Ms. Lorenson served in the U.S. Army as a Military Police Officer and was stationed in Ansbach, Germany. Ms. Lorenson holds a Bachelor’s degree in Education from the University of Idaho.
Jan Meurer has served as Chief Growth Officer of Kenvue since May 2023. Mr. Meurer previously served as Global Head of Strategy, Consumer Health at Johnson & Johnson, where he was a member of the Consumer Health Leadership Team. Mr. Meurer previously served as President, Johnson & Johnson Southeast Asia and as Area Managing Director Central Europe, Consumer Health at Johnson & Johnson, and has over 25 years of experience building global consumer brands. Prior to joining Johnson & Johnson in 2015, Mr. Meurer held senior positions at Procter & Gamble, PGT Healthcare and Siemens Technologies. Mr. Meurer served on the board of directors of the US-ASEAN Business Council; the Global Self-Care Federation; the Association of the European Self-Care Industry; the German Cosmetic, Toiletry, Perfumery and Detergent Association; and the German Brands Association. Mr. Meurer holds a degree in Business Administration from the University of Passau in Germany and studied in the United States as a Rotary Scholar.
Matthew Orlando has served as General Counsel of Kenvue since May 2023. Mr. Orlando previously served as General Counsel, Consumer Health at Johnson & Johnson, where he was a member of the Consumer Health Leadership Team, the Law Department Executive Committee and the General Counsel Global Functions Leadership Team. Mr. Orlando previously served as Corporate Secretary and Worldwide Vice President, Corporate Governance at Johnson & Johnson and has held a variety of legal leadership positions at Johnson & Johnson, including serving as General Counsel, Global Consumer Medical Devices and as a member of the Law Department Management Committee. Prior to joining Johnson & Johnson in 2007, Mr. Orlando worked for UCB in Brussels as well as law firms in Australia. Mr. Orlando holds a law degree and a finance degree from Murdoch University in Australia and is admitted to practice law in both Australia and the United States.
Meredith (Meri) Stevens has served as Chief Operations Officer of Kenvue since May 2023. Ms. Stevens previously served as Worldwide Vice President, Consumer Health Supply Chain and Deliver at Johnson & Johnson, where she was a member of the Consumer Health Leadership Team. Ms. Stevens previously led Supply Chain Strategy and Deployment at Johnson & Johnson and has more than 30 years of operations experience gained through a series of senior leadership positions with global corporations. Prior to joining Johnson & Johnson in 2015, Ms. Stevens served as Chief Supply Chain Officer at Newell Rubbermaid and held operations and procurement leadership positions at Tyco, Bertelsmann, Knoll and General Electric. Ms. Stevens is currently an executive sponsor of Johnson & Johnson’s Youth Pillar of the Women in Science, Technology, Engineering, Mathematics, Manufacturing and Design program and currently serves on the Advisory Board of the Smithsonian Science

Education Center. Ms. Stevens holds a B.S. degree in Mechanical and Electrical Engineering and an M.S. degree in Industrial Management, both from Rensselaer Polytechnic Institute.
Bernardo Tavares has served as Chief Technology & Data Officer of Kenvue since May 2023. Mr. Tavares previously served as Chief Information Officer, Consumer Health at Johnson & Johnson, where he was a member of the Consumer Health Leadership Team and the Technology Leadership Team. Mr. Tavares previously led the Consumer Health IT organization in Latin America and the Consumer Health and Consumer Medical Devices IT Portfolio and Project Office worldwide at Johnson & Johnson. Prior to joining Johnson & Johnson in 2012, Mr. Tavares held several IT leadership positions at Unilever and IBM. Mr. Tavares is currently a Data Research Advisory Board member for MIT Center for Information Systems Research and a member of the Hispanic Information Technology Executive Council. Mr. Tavares holds an Electrical Engineering degree from University of São Paulo in Brazil with a specialization in Management from Fundação Getulio Vargas in Brazil.
Caroline Tillett has served as Chief Scientific Officer of Kenvue since May 2023. Dr. Tillett previously served as Global Head, R&D, Consumer Health at Johnson & Johnson. Dr. Tillett has more than 20 years of experience in the consumer health industry. Prior to joining Johnson & Johnson in 2019, Dr. Tillett served as Vice President of Consumer R&D at GSK and held leading roles in the formation of consumer health joint ventures between GSK and Novartis and GSK and Pfizer. Dr. Tillett holds a B.Sc. degree in Applied Chemistry and a Ph.D. degree in Organic Chemistry from Kingston University in the United Kingdom.
Kathleen Widmer has served as Group President, North America and Latin America of Kenvue since May 2023. Ms. Widmer previously served as Company Group Chairman, North America and Latin America, Consumer Health at Johnson & Johnson, where she was a member of the Consumer Health Leadership Team. Ms. Widmer spent the first 21 years of her career at Johnson & Johnson, working in the Consumer Health sector and overseeing marketing for the U.S. Self Care division before joining Elizabeth Arden, where she served as Executive Vice President and Chief Marketing Officer. Ms. Widmer returned to Johnson & Johnson in 2015 as President of the U.S. Self Care division. Ms. Widmer currently serves as Chairman of the board of directors for Wounded Warrior Project and on the Executive Steering Committee for Johnson & Johnson’s Veterans Leadership Council. Ms. Widmer is also a member of the board of directors for Texas Roadhouse, Inc., where she serves on the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee. Ms. Widmer graduated from the United States Military Academy at West Point with a B.S. degree in Mechanical Engineering and subsequently served for five years as a U.S. Army officer. She holds an MBA degree from Oklahoma City University.
Ellie Bing Xie has served as Group President, Asia Pacific of Kenvue since May 2023. Ms. Xie previously served as Company Group Chairman, Asia Pacific, Consumer Health at Johnson & Johnson, where she is a member of the Consumer Health Leadership Team. Ms. Xie joined Johnson & Johnson in 2015 as President, Consumer Health China and has more than 20 years of experience in areas such as brand management, market operation development, talent development, profit and loss responsibilities and general management. Prior to joining Johnson & Johnson, Ms. Xie worked at Kellogg Company, Eastman Kodak, Gillette and Procter & Gamble. Ms. Xie was named to Fortune China’s Most Powerful Women list in 2021 and Forbes China’s Top 100 Businesswomen list from 2016 through 2019. Ms. Xie holds a Bachelor of International Economics degree from Fudan University in China and a Master of Economics degree from the University of Illinois.

Directors
The following table sets forth, as of August 25, 2023, the name, age and position of the individuals who serve as Kenvue’s directors, followed by a biography of each director.

Name	Age	Position
Larry Merlo	67	Chair and Director
Thibaut Mongon	53	Chief Executive Officer and Director
Richard E. Allison, Jr.	56	Director
Peter M. Fasolo	61	Director
Tamara S. Franklin	56	Director
Seemantini Godbole	53	Director
Melanie L. Healey	62	Director
Betsy D. Holden	67	Director
Vasant Prabhu	63	Director
Michael E. Sneed	64	Director
Joseph J. Wolk	57	Director
Larry Merlo has served as Chair of Kenvue since May 2023. Mr. Merlo served as President and CEO of CVS Health from 2011 to 2021. Mr. Merlo previously held positions of increasing responsibility over his more than 40 years at CVS Health and its subsidiaries, including Chief Operating Officer of CVS Health, President of CVS Pharmacy and Executive Vice President–Stores. Mr. Merlo previously served as a board member for CVS Health, America’s Health Insurance Plans (AHIP), National Association of Chain Drug Stores (NACDS), the Partnership for Rhode Island and Business Roundtable. He currently serves on the University of Pittsburgh Board of Trustees, where he is Chair of the Budget Committee, a member of the Compensation Committee and formerly chaired the Research & Innovation Committee. He also serves as an advisor to Korn Ferry and Charlesbank Capital Partners. Mr. Merlo holds a B.S. degree from the University of Pittsburgh School of Pharmacy. Mr. Merlo brings to Kenvue’s Board of Directors significant experience as a chief executive officer, director and advisor, with an in-depth knowledge of health and consumer trends, including in the areas of digital development, marketing, sales, science and technology.
The biography of Thibaut Mongon is set forth under the section entitled “—Executive Officers.”
Richard E. Allison, Jr. has served as a Director of Kenvue since May 2023. Mr. Allison served as Chief Executive Officer and as a board member of Domino’s Pizza, Inc. from 2018 to 2022. He previously served as President of Domino’s International and as Executive Vice President of Domino’s International. Prior to joining Domino’s, Mr. Allison worked at Bain & Company, Inc. for over 13 years, serving as a Partner from 2004 to 2010, and as co-leader of Bain’s restaurant practice. He currently serves as a board member for Starbucks Corporation. Mr. Allison holds a B.S. degree in Business Administration from the University of North Carolina at Chapel Hill and an MBA degree from the University of North Carolina’s Kenan-Flagler Business School, where he serves on the Board of Advisors. Mr. Allison brings to Kenvue’s Board of Directors significant experience in executive leadership and a deep understanding of business strategy, operational management and market development that are crucial in steering global brands.
Peter M. Fasolo has served as a Director of Kenvue since May 2023. Dr. Fasolo has served as Executive Vice President, Chief Human Resources Officer of Johnson & Johnson since 2016. He is also a member of Johnson & Johnson’s Executive Committee, Management Compensation Committee and Chairman of Johnson & Johnson’s Pension and Benefits Committee. Dr. Fasolo first joined Johnson & Johnson in 2004 as Worldwide Vice President, Human Resources for Cordis Corporation and was subsequently named Vice President, Global Talent Management of Johnson & Johnson. He left Johnson & Johnson in 2007 to join Kohlberg Kravis Roberts & Co. (KKR) as Chief Talent Officer for the North America portfolio companies owned by the firm. He returned to Johnson & Johnson in September 2010 as Vice President, Global Human Resources. Prior to his career at Johnson & Johnson, Dr. Fasolo spent 13 years with Bristol-Myers Squibb in executive-level human resource roles in the pharmaceutical, medical devices and consumer segments. Dr. Fasolo currently serves on the boards of the Human Resources Policy Association, Tufts University and Save the Children and is a Fellow of the National Academy of Human Resources. He served as a board member for HireRight Holdings Corporation from 2018 to 2023. Dr. Fasolo holds a B.A. degree in Psychology from Providence College, an M.A. degree in Industrial Psychology from Fairleigh Dickinson University and a Ph.D. degree in Organizational Behavior from the University of Delaware. Dr. Fasolo brings to Kenvue’s Board of Directors a deep understanding of the Consumer Health Business through his senior leadership positions at Johnson & Johnson as well as extensive experience in business transformation and human capital management, including global talent, recruiting, diversity and inclusion, compensation, benefits and employee relations.
Tamara S. Franklin has served as a Director of Kenvue since May 2023. Ms. Franklin served as Chief Digital, Data and Analytics Officer of Marsh LLC from 2020 to 2023. She previously served as Chief Digital Officer and Vice President, Media and Entertainment, North America for International Business Machines Corporation and Executive Vice President, Digital for Scripps Networks Interactive, Inc. Ms. Franklin has significant experience leading digital businesses, including previous leadership roles at Motorola, Inc. and Turner Broadcasting System, Inc. She currently serves as a board member for Genpact Limited, a global professional services firm that specializes in digital-led business transformations. She also serves on the boards of Dream Academy and the Arts Council of Princeton. Ms. Franklin holds a B.A. degree in English from Yale University and an MBA degree from Harvard University. Ms. Franklin brings to Kenvue’s Board of Directors proven expertise in leading digital transformation initiatives across technology, data and analytics workstreams in large multinational organizations, complemented by her deep understanding of executive leadership and business strategy.
Seemantini Godbole has served as a Director of Kenvue since May 2023. Ms. Godbole serves as Executive Vice President, Chief Digital and Information Officer of Lowe’s Companies, Inc. Prior to joining Lowe’s in 2018, she served as Senior Vice President, Digital and Marketing Technology of Target Corporation. Ms. Godbole has more than 25 years of global technology experience that includes previous senior technology leadership roles at Sabre and Travelocity. Ms. Godbole serves on the IBM Advisory Board, Apparo’s CXO Tech Council and the Foundation for the Carolinas as a member of the Board of Advisors for the Charlotte Mecklenburg Community Foundation. Ms. Godbole holds a Bachelor of Engineering degree in Electrical and Electronics Engineering from the National Institute of Technology in Nagpur, India and an M.S. degree in Computer Science from Texas Tech University. Ms. Godbole brings to Kenvue’s Board of Directors significant insights into global e-commerce, digital transformation, cybersecurity and technology strategies and has proven expertise in growing digital businesses through technology-enabled innovations.
Melanie L. Healey has served as a Director of Kenvue since May 2023. Ms. Healey served as a Group President of The Procter & Gamble Company from 2007 to 2015. In her 25 years at Procter & Gamble, she held several senior leadership positions, including Group President and Advisor to the Chairman and Chief Executive Officer, Group President of the North America Region, and Group President of the Global Health Care, Feminine Care and Adult Care Sector. Ms. Healey has more than 30 years of experience at multinational consumer goods companies, including Procter & Gamble, Johnson & Johnson and S.C. Johnson & Sons, and nearly two decades of experience outside the United States. She currently serves as a board member for Hilton Worldwide Holdings Inc., PPG Industries, Inc. and Verizon Communications Inc. She served as a board member for Target Corporation from 2015 to 2023. Ms. Healey holds a B.S. degree in Business Administration from the University of Richmond. Ms. Healey brings to Kenvue’s Board of Directors extensive experience in the consumer goods industry, valuable strategic insights, including with respect to trends in brand building, marketing, distribution and international operations, and significant corporate governance expertise, including through her service as a director for several large public companies.
Betsy D. Holden has served as a Director of Kenvue since May 2023. Ms. Holden served as a Senior Advisor to McKinsey & Company from 2007 to 2020. She previously held several leadership roles at Kraft Foods, including Co-Chief Executive Officer of Kraft Foods Inc., President, Global Marketing and Category Development of Kraft Foods Inc. and President and Chief Executive Officer of Kraft Foods North America. Ms. Holden has served on nine public boards over the last 20 years, including Diageo Plc (2009 to 2018) and Time, Inc. (2014 to 2018). She currently serves as a board member for Dentsply Sirona Inc., National Retail Properties, Inc., Western Union Company and several private portfolio companies of Paine Schwartz Partners, a private equity firm focused on sustainable agriculture and food products for which she sits on the Food Chain Advisory Board. She also serves on the Executive Committee of Duke University’s Board of Trustees and the Global Advisory Board of Northwestern University’s Kellogg School of Management. Ms. Holden holds a B.A. degree in Education from Duke University as well as an M.A. degree in Teaching and an MBA degree, each from Northwestern University. Ms. Holden brings to Kenvue’s Board of Directors a deep understanding of executive leadership, human capital management and corporate governance, including through her experiences as a chief executive officer, director and advisor for large public companies, complemented by an extensive knowledge of international business and strategy, including with respect to marketing, sales and digital development.
Vasant Prabhu has served as a Director of Kenvue since May 2023. Mr. Prabhu has served as Vice Chairman of Visa Inc. since 2019 and served as Chief Financial Officer from 2015 to 2023. He previously served as Chief Financial Officer for NBCUniversal Media, LLC, Chief Financial Officer and Vice Chairman of Starwood Hotels and Resorts Worldwide, Inc. and Executive Vice President and Chief Financial Officer of Safeway, Inc. He has also held senior leadership roles at The McGraw-Hill Companies, Inc., PepsiCo, Inc. and Booz Allen Hamilton. Mr. Prabhu currently serves as a board member for Delta Air Lines, Inc., and he served as a board member for Mattel, Inc. from 2007 to 2020, where he was Chair of the Audit Committee. Mr. Prabhu holds a Bachelor of Technology degree in Mechanical Engineering from the Indian Institute of Technology and an MBA degree from the University of Chicago. Mr. Prabhu brings to Kenvue’s Board of Directors vast experience as a chief financial officer of a number of large public companies and a sophisticated understanding of complex accounting principles and judgments, financial results, internal controls and financial reporting rules, regulations, processes and investor relations.
Michael E. Sneed has served as a Director of Kenvue since May 2023. Mr. Sneed served as Executive Vice President, Global Corporate Affairs and Chief Communication Officer of Johnson & Johnson from 2018 to 2022. He also served as a member of Johnson & Johnson’s Executive Committee during that time. Mr. Sneed originally joined Johnson & Johnson in 1983 and previously held a variety of senior leadership roles, including Vice President, Global Corporate Affairs and Chief Communications Officer, Company Group Chairman, Vision Care Franchise and Company Group Chairman, Consumer North America. He currently serves as a board member for Wayfair Inc. He also serves on the boards of Thomas Jefferson University, the Robert Wood Johnson Foundation and WHYY, a public media organization serving Philadelphia, Pennsylvania and the surrounding region. Mr. Sneed holds a B.A. degree in Economics and Psychology from Macalester College and an MBA degree from the Tuck School of Business at Dartmouth College. Mr. Sneed brings to Kenvue’s Board of Directors a deep understanding of the Consumer Health Business through his senior leadership positions at Johnson & Johnson as well as extensive strategic and operational expertise leading global marketing, communication, design and philanthropy functions.
Joseph J. Wolk has served as a Director of Kenvue since May 2023. Mr. Wolk has served as Executive Vice President, Chief Financial Officer of Johnson & Johnson since 2018. He also serves as a member of Johnson & Johnson’s Executive Committee. Mr. Wolk previously held a variety of senior leadership roles in several sectors and functions during his 24 years at Johnson & Johnson, including Vice President of Investor Relations, Vice President of Finance for the Pharmaceuticals Group, Vice President of Finance for the Medical Devices Global Supply Chain and Chief Financial Officer of the North America Pharmaceuticals Group. He is also the executive sponsor of Johnson & Johnson’s Impact Venture Fund and Veterans Leadership Council and champions Johnson & Johnson’s Finance Leadership Development Program. He serves on the St. Joseph’s University Board of Trustees and is a member of the Stanford Medicine Board of Fellows, the CNBC Global CFO Council and the Wall Street Journal CFO Network. Mr. Wolk holds a B.S. degree in Finance from St. Joseph’s University and a J.D. degree from Temple University School of Law. Mr. Wolk brings to Kenvue’s Board of Directors a deep understanding of the Consumer Health Business through his senior leadership positions at Johnson & Johnson, broad expertise in management, strategy, finance and operations, substantial experience in the healthcare industry and a strong commitment to business innovation, talent development and purpose-based leadership.
Composition of Kenvue’s Board of Directors
Kenvue’s business and affairs are managed under the direction of Kenvue’s board of directors (the “Kenvue Board”). Kenvue’s amended and restated certificate of incorporation provides that the Kenvue Board will consist of not fewer than 5 directors nor more than 18 directors, the actual number to be determined by the Kenvue Board from time to time. The Kenvue Board currently consists of 11 directors.
Director Independence
The Kenvue Board has undertaken a review of the independence of each of its directors. Based on information provided by Kenvue’s directors concerning their background, employment and affiliations, the Kenvue Board has determined that Messrs. Allison, Merlo and Prabhu and Mses. Franklin, Godbole, Healey and Holden qualify as “independent” under the rules of the NYSE. In assessing the independence of each of Kenvue’s directors, the Kenvue Board considered the relationships that each director has with Kenvue and with Johnson & Johnson as well as all other facts and circumstances that the Kenvue Board deemed relevant to assess the independence of each of Kenvue’s directors.
The Kenvue Board will assess, at least annually, the independence of each of Kenvue’s directors and make a determination as to which of Kenvue’s directors are independent. To assist the Kenvue Board in making this determination, Kenvue has adopted Standards of Independence as part of Kenvue’s Principles of Corporate Governance. The Standards of Independence conform to, or are stricter than, the independence standards of the NYSE and identify, among other things, material business, charitable and other relationships that could interfere with a director’s ability to exercise independent judgment.
Board of Directors Leadership Structure
Kenvue’s Principles of Corporate Governance provide that, on an annual basis, and at such other times as the Nominating, Governance & Sustainability Committee deems appropriate (including in connection with a Chief Executive Officer transition), the Nominating, Governance & Sustainability Committee will review the Kenvue Board’s leadership structure. In conducting its review, the Nominating, Governance & Sustainability Committee will consider such facts and circumstances as it deems appropriate from time to time.
Meetings of Kenvue’s Board of Directors
Kenvue’s Principles of Corporate Governance provide that Kenvue’s directors are expected to attend Kenvue Board meetings and meetings of the Kenvue Board committees on which they serve, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. Kenvue’s Principles of Corporate Governance also provide that Kenvue’s independent directors will meet in regular executive sessions without any non-independent directors or members of management present.
Committees of Kenvue’s Board of Directors
The Kenvue Board has the following standing committees: (1) the Audit Committee, (2) the Compensation & Human Capital Committee, (3) the Nominating, Governance & Sustainability Committee and (4) the Executive Committee. The Kenvue Board has adopted a written charter for each committee and these charters are available on Kenvue’s website at www.kenvue.com. The information contained on, or that can be accessed through, Kenvue’s website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in determining whether or not to participate in the Exchange Offers.
Audit Committee
The current members of the Audit Committee are Messrs. Allison and Prabhu and Mses. Franklin and Godbole, and Mr. Prabhu serves as Chair of the Audit Committee. The Kenvue Board has determined that Mr. Prabhu is an “audit committee financial expert” as defined under the rules of the SEC. In addition, the Kenvue Board has determined that each of the members of the Audit Committee is independent under the rules of the NYSE and under Rule 10A-3 under the Exchange Act. The responsibilities of the Audit Committee include:
•Overseeing Kenvue’s financial management, accounting and reporting processes and practices;
•Appointing, retaining, compensating and evaluating Kenvue’s independent auditor;

•Overseeing Kenvue’s internal audit organization, reviewing its annual plan and reviewing results of its audits;
•Overseeing the quality and adequacy of Kenvue’s internal accounting controls and procedures;
•Reviewing and monitoring Kenvue’s financial reporting compliance and practices and Kenvue’s disclosure controls and procedures; and
•Discussing with management the processes used to assess and manage Kenvue’s exposure to financial risk and monitoring risks related to tax and treasury.
Compensation & Human Capital Committee
The current members of the Compensation & Human Capital Committee are Messrs. Allison and Merlo and Ms. Holden, and Ms. Holden serves as Chair of the Compensation & Human Capital Committee. The Kenvue Board has determined that each of the members of the Compensation & Human Capital Committee is independent under the rules of the NYSE and under Rule 10C-1 under the Exchange Act. In addition, each of the members of the Compensation & Human Capital Committee qualifies as “non-employee directors” under Rule 16b-3 under the Exchange Act. The responsibilities of the Compensation & Human Capital Committee include:
•Establishing Kenvue’s executive compensation philosophy and principles;
•Reviewing and approving the compensation for Kenvue’s Chief Executive Officer and Kenvue’s other executive officers;
•Setting the composition of the group of peer companies used for comparison of executive compensation;
•Overseeing the design and management of the various pension, long-term incentive, savings, health and benefit plans that cover Kenvue’s employees;
•Reviewing key talent metrics for Kenvue’s overall workforce, including metrics related to diversity, equity and inclusion; and
•Reviewing the compensation for Kenvue’s non-employee directors and recommending compensation for approval by the full Kenvue Board.
Nominating, Governance & Sustainability Committee
The current members of the Nominating, Governance & Sustainability Committee are Mses. Franklin, Godbole and Healey and Mr. Merlo, and Ms. Healey serves as Chair of the Nominating, Governance & Sustainability Committee. The Kenvue Board has determined that each of the members of the Nominating, Governance & Sustainability Committee is independent under the rules of the NYSE. The responsibilities of the Nominating, Governance & Sustainability Committee include:
•Overseeing matters of corporate governance, including the evaluation of the policies and practices of the Kenvue Board;
•Overseeing the process for performance evaluations of the Kenvue Board and its committees;
•Evaluating any questions of possible conflicts of interest for the Kenvue Board members;
•Reviewing potential candidates for the Kenvue Board and recommending director nominees to the Kenvue Board for approval;
•Reviewing and recommending director orientation and continuing education programs for the Kenvue Board members;

•Overseeing compliance with Kenvue’s Code of Business Conduct & Ethics for the Kenvue Board members and Kenvue’s executive officers;
•Evaluating the Kenvue Board leadership structure on an annual basis;
•Overseeing compliance with applicable laws, regulations and Kenvue’s policies and risk management programs related to product safety, product quality, environmental regulations, privacy and cybersecurity; and
•Supporting and assisting the Kenvue Board in overseeing Kenvue’s sustainability strategy, policies, programs and commitments and receiving regular updates from management regarding such activities.
Executive Committee
The current members of the Executive Committee are Messrs. Merlo and Mongon, and Mr. Merlo serves as Chair of the Executive Committee. The Executive Committee is empowered to exercise the authority of the Kenvue Board between meetings in accordance with and subject to the limitations set forth in its written charter.
Compensation Committee Interlocks and Insider Participation
During 2022, Kenvue was not a standalone company and did not have a compensation committee or any other committee serving a similar function. Decisions with respect to the compensation for that fiscal year of the individuals who serve as Kenvue’s executive officers were made by Johnson & Johnson, as described in the section of this prospectus entitled “Executive and Director Compensation.”
Principles of Corporate Governance
The Kenvue Board has adopted Principles of Corporate Governance to assist it in guiding Kenvue’s governance practices. Kenvue’s Principles of Corporate Governance are reviewed annually by the Nominating, Governance & Sustainability Committee and may be amended by the Kenvue Board from time to time. Kenvue’s Principles of Corporate Governance address a number of topics, including responsibilities of the Kenvue Board, director qualifications, rights of the Kenvue Board, rights of Kenvue’s shareholders, election of directors, Kenvue Board committees, Kenvue Board and Kenvue Board committee performance evaluations, director orientation, executive performance evaluations, succession planning and stock ownership guidelines. Kenvue’s Principles of Corporate Governance will be available on Kenvue’s website at www.kenvue.com. The information contained on, or that can be accessed through, Kenvue’s website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in determining whether or not to participate in the Exchange Offers.
Board of Directors Oversight of Risk Management
The Kenvue Board is responsible for overseeing senior management’s execution of its risk management duties and for assessing its approach to risk management. The Kenvue Board’s oversight of risk is an integral element of its oversight responsibilities and seeks to ensure that senior management has processes in place to appropriately identify and manage risk. The Kenvue Board is actively engaged with senior management to understand and oversee Kenvue’s most significant risks, including in the following ways:
•The Kenvue Board reviews and discusses strategic, operational, financial and reporting risks as well as non-financial risks including strategic, operational, compliance, environmental, social, human capital management and cybersecurity risks;
•The Kenvue Board and its applicable committees receive regular updates from management regarding various enterprise risk-management issues and risks related to Kenvue’s business segments, including risks related to litigation, product quality and safety, cybersecurity, reputation, human capital, diversity, equity and inclusion and environmental sustainability;
•Independent directors hold regular executive sessions without any non-independent directors or members of management present to discuss risks facing Kenvue and Kenvue’s risk-management practices and, with respect to certain Kenvue Board committees, independent directors will also meet in private session with management and compliance leaders;
•The Kenvue Board consults with external advisors, including outside counsel, consultants, auditors and industry experts, to ensure that it is well informed about the risks and opportunities facing Kenvue; and
•The Kenvue Board reviews feedback provided by shareholders to ensure that it understands shareholder perspectives and concerns.
Code of Conduct
The Kenvue Board has adopted the Kenvue Code of Conduct designed to provide employees with guidance on Kenvue’s compliance policies. The Kenvue Code of Conduct sets basic requirements for business conduct and serves as a foundation for Kenvue’s policies, procedures and guidelines, all of which will provide additional guidance on expected employee behaviors in every market where Kenvue operates. The Kenvue Code of Conduct also provides guidance on where to turn for help on issues of business conduct and how to escalate risks and concerns.
The Kenvue Board has also adopted a Code of Business Conduct & Ethics applicable to the Kenvue Board members and Kenvue’s executive officers. The Code of Business Conduct & Ethics addresses a number of topics, including conflicts of interest, conduct of business and fair dealing, gifts, compliance with laws and regulations, use of non-public information and disclosure and use of Kenvue’s funds, assets and information.
The Kenvue Code of Conduct and the Code of Business Conduct & Ethics are available on Kenvue’s website at www.kenvue.com. The information contained on, or that can be accessed through, Kenvue’s website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in determining whether or not to participate the Exchange Offers.

EXECUTIVE AND DIRECTOR COMPENSATION
Director Compensation Matters
Director Compensation
Prior to the Kenvue IPO, the Compensation & Benefits Committee of Johnson & Johnson’s board of directors (the “J&J Compensation & Benefits Committee”) approved an initial compensation program for Kenvue’s non-employee directors, consisting of:
•an annual cash retainer for each non-employee director of $100,000;
•an annual grant of deferred stock units (“DSUs”) for each non-employee director with a grant value of $180,000;
•an additional annual cash retainer for the chairs of the Audit, Compensation & Human Capital and Nominating, Governance & Sustainability Committees of $30,000, $25,000 and $25,000, respectively; and
•an additional annual retainer for the non-executive chair of the Kenvue Board of $200,000, paid 50% in cash and 50% in additional DSUs.
Cash retainers are paid in equal quarterly installments and DSUs will generally be granted on the date that Kenvue holds its annual shareholder meeting. The first such grant occurred shortly following the completion of the Split-Off. Non-employee directors will also be permitted to elect to convert their cash retainers, beginning with their retainers in respect of fiscal year 2024, into additional DSUs.
DSUs are immediately vested upon grant and will be payable, in cash or shares of Kenvue Common Stock, as described below, at the time the non-employee director leaves the Kenvue Board. Non-employee directors who join the Kenvue Board between annual meetings will have their annual retainers for the term prorated.
Directors who are also employees of Kenvue or any of Kenvue’s subsidiaries or affiliates will not receive any additional compensation for their service as directors.
DSUs are administered under the Kenvue Inc. Deferred Fee Plan for Directors, which generally provides for the terms described above, that dividend equivalents will be credited to DSUs in the form of additional DSUs and that directors may elect to receive payment in respect of DSUs in a lump sum or five or ten annual installments, in each case, at the time the director’s service with Kenvue is complete. Such plan also contemplates that the Kenvue Compensation & Human Capital Committee may determine to pay mandatory (but not elective) DSUs in shares of Kenvue Common Stock in lieu of cash.
Consulting Agreement
On October 1, 2022, Johnson & Johnson entered into a consulting agreement with Larry Merlo in anticipation of him serving as Chair of the Kenvue Board following the Kenvue IPO. Under the consulting agreement, Mr. Merlo was entitled to a monthly fee of $8,500 in exchange for his performance of certain consulting services to Johnson & Johnson relating to the Kenvue IPO. Payments upon the consulting agreement terminated once Mr. Merlo’s appointment to the Kenvue Board became effective, and Mr. Merlo now receives the non-employee director compensation described above.
Stock Ownership Guidelines
The J&J Compensation & Benefits Committee also approved initial stock ownership guidelines pursuant to which each non-employee member of the Kenvue Board must, no later than the fifth anniversary of his or her election or appointment to the Kenvue Board, hold shares of Kenvue Common Stock or its economic equivalent (including DSUs) with a market value of at least five times the annual cash retainer (or $500,000).
The Kenvue Board and/or the applicable committee of such board will review Kenvue’s non-employee director compensation program and stock ownership guidelines on a periodic basis.

Compensation Discussion and Analysis
Introduction
Prior to the completion of the Kenvue IPO, Kenvue was wholly owned by Johnson & Johnson and Kenvue’s Compensation & Human Capital Committee had not yet been formed. Decisions about Kenvue’s executive compensation and benefits prior to the Kenvue IPO had been made by the J&J Compensation & Benefits Committee and Johnson & Johnson’s senior management. Accordingly, this discussion focuses on Johnson & Johnson’s compensation and benefit programs and decisions for 2022. Kenvue’s Compensation & Human Capital Committee, which was established in connection with the Kenvue IPO, is in the process of reviewing Kenvue’s executive compensation and benefit programs, and will continue to do so on a periodic basis, and will determine the appropriate compensation and benefits for Kenvue’s executives. Accordingly, Kenvue’s executive compensation and benefit programs following the Kenvue IPO may not be the same as those discussed below.
For purposes of this discussion, the following individuals are Kenvue’s “Named Executive Officers” or “NEOs”:
•Thibaut Mongon, Chief Executive Officer;
•Paul Ruh, Chief Financial Officer;
•Kathleen Widmer, Group President, North America and Latin America;
•Ellie Bing Xie, Group President, Asia Pacific; and
•Carlton Lawson, Group President, Europe, Middle East and Africa.
Johnson & Johnson’s Executive Compensation Philosophy
Key Features of Executive Compensation Program
Johnson & Johnson’s executive compensation program includes key features that align the interests of its executives with shareholders and does not include features that could misalign their interests. Although Kenvue’s Compensation & Human Capital Committee will determine the executive compensation program for Kenvue, it is expected that Kenvue’s executive compensation program will include many, if not all, of the same best practices.

What Johnson & Johnson Does		What Johnson & Johnson Doesn’t Do
✓	Align executive pay with company performance	✗	No automatic or guaranteed annual salary increases
✓	Align the majority of executive officer pay with shareholders through long-term incentives	✗	No guaranteed annual or long-term incentive awards
✓	Balance short-term and long-term incentives	✗	No above-median targeting of executive compensation
✓	Cap incentive awards	✗	No automatic single-trigger equity acceleration
✓	Require executive officers to own significant amounts of company stock	✗	No tax gross-ups (unless they are provided pursuant to standard relocation practices or international assignment)
✓	Employ a compensation recoupment policy applicable to executive officers	✗	No option repricing without shareholder approval
✓	Actively engage with shareholders	✗	No hedging, pledging or short selling
✓	Engage an independent compensation consultant reporting directly to the J&J Compensation & Benefits Committee	✗	No long-term incentive backdating
		✗	No dividend equivalents on unvested long-term incentives
Johnson & Johnson did not put in place change-in-control agreements for any of Kenvue’s Named Executive Officers. Johnson & Johnson’s 2022 Long-Term Incentive Plan (the “2022 Plan”) only provides for a change-in-

control benefit in the event that outstanding awards granted under the 2022 Plan, including those currently held by Kenvue’s Named Executive Officers, are not assumed or substituted by the acquirer in connection with a change-in-control, in which case, the awards will vest and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels as of the date of the change-in-control. If outstanding awards under the 2022 Plan are assumed or substituted, the awards will remain outstanding and will continue to vest following the change-in-control. The Kenvue Inc. Long-Term Incentive Plan (the “Kenvue LTIP”), which became effective in connection with the Kenvue IPO and assumed all awards held by Kenvue employees in connection with the Split-Off, provides for similar treatment, except that awards granted under the Kenvue LTIP that are assumed or substituted by the acquirer in connection with a change-in-control will vest if the grantee experiences an involuntary termination without “cause” or a voluntary termination for “good reason” (each as defined in the Kenvue LTIP) within two years following the change-in-control, with any performance criteria deemed achieved at the greater of target and actual levels of achievement as of the date of the change-in-control.
Guiding Principles
Johnson & Johnson designs its executive compensation programs to achieve its goals of attracting, developing and retaining global business leaders who can drive financial and strategic growth objectives and build long-term shareholder value. Johnson & Johnson uses the following guiding principles to design its compensation programs:
•Pay for Performance: Johnson & Johnson ties annual incentive payouts and long-term incentive grants to the performance of Johnson & Johnson, the individual’s business unit or function and the individual.
•Accountability for Short-Term and Long-Term Performance: Johnson & Johnson structures performance-based compensation to reward an appropriate balance of short-term and long-term financial and strategic business results, with an emphasis on managing the business for long-term results.
Johnson & Johnson’s board of directors is responsible for oversight of risk management (including product development, supply chain and quality risks). Johnson & Johnson’s compensation programs’ emphasis on long-term value helps to reduce the possibility that its executives make excessively risky business decisions that could maximize short-term results at the expense of long-term value.
•Alignment to Shareholders’ Interests: Johnson & Johnson structures performance-based compensation to align the interests of its named executive officers with the long-term interests of its shareholders.
•Competitiveness: Johnson & Johnson compares its practices against appropriate peer companies that are of similar size and complexity, so it can continue to attract, retain and motivate high-performing executives.
Components of Executive Compensation
Base Salary, Annual Incentives and Long-Term Incentive Awards
This section describes the components of Johnson & Johnson’s total direct compensation, how Johnson & Johnson determines their size and why Johnson & Johnson pays them. Kenvue’s Compensation & Human Capital Committee is reviewing Kenvue’s executive compensation programs, including potential incentive programs for fiscal year 2024, and while it is expected that Kenvue’s executive compensation programs will continue to utilize components similar to those described below, the Kenvue Compensation & Human Capital Committee will implement programs that align with Kenvue’s compensation philosophy, business needs and strategic priorities, along with the interests of Kenvue’s shareholders, and will review such programs on a periodic basis to ensure they continue to do so.

Component	Form	Vesting / Performance Period	How Size Is Determined	Why Johnson & Johnson Pays Each Component
Base Salary	Cash	Ongoing	•Johnson & Johnson bases salary rates on: ◦Competitive data ◦Scope of responsibilities ◦Work experience ◦Time in position ◦Internal equity ◦Individual performance	•Recognizes job responsibilities
Annual Incentive	Cash	1 year	•Johnson & Johnson sets target awards as a percentage of salary based on competitive data •Johnson & Johnson determines award payouts based on business and individual performance	•Motivates attainment of Johnson & Johnson’s near-term priorities, consistent with Johnson & Johnson’s long-term strategic plan
Long-Term Incentive Awards	Equity	3 years (options: 10-year term)
•Johnson & Johnson sets target awards as a percentage of salary based on competitive data
•Johnson & Johnson grants long-term incentives based on business and individual contribution and long-term potential
•Johnson & Johnson determines payouts based on achievement of long-term operational goals, total shareholder return (“TSR”) and share price appreciation
•Motivates attainment of Johnson & Johnson’s long-term goals, TSR and share price growth •Retains executives

Long-Term Incentive Awards—Equity
This section describes the forms of long-term incentive awards Johnson & Johnson used for Kenvue’s Named Executive Officers in 2022, their weightings, performance periods, how payouts are determined and why Johnson & Johnson used them.

Long-Term Incentive Form(1)	Mix	Vesting / Performance Period	How Payouts Are Determined	Why Johnson & Johnson Uses Them
Performance Share Units (“PSUs”)	60% (Mongon) 50% (Other NEOs)	•0% to 200% cliff-vested 3 years after grant	•1/2 Earnings Per Share (“EPS”): 3-year Cumulative Adjusted Operational EPS •1/2 Relative TSR: 3-year Compound Annual Growth Rate versus Johnson & Johnson’s Competitor Composite Peer Group •Share price	•Aligns with Johnson & Johnson’s long-term objective of growing quality earnings •Reflects overall TSR outcomes relative to Johnson & Johnson’s competitors •PSU value directly tied to the share price
Options	30% (All NEOs)	•100% cliff-vested 3 years after grant(2) •10-year term	•Share price appreciation	•Motivates share price appreciation over the long term •Reinforces emphasis on long-term growth aligned with Johnson & Johnson’s objectives
Restricted Share Units (“RSUs”)	10% (Mongon) 20% (Other NEOs)	•100% cliff-vested 3 years after grant(2)	•Share price	•RSU value directly tied to the share price
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(1)No dividend equivalents are paid on Johnson & Johnson’s PSUs, options or RSUs.
(2)Beginning with Johnson & Johnson’s February 13, 2023 grant, options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date.
Long-Term Incentive Vesting and Treatment upon Termination
Generally, Johnson & Johnson’s long-term incentive awards vest 100% on the third anniversary of the grant date. Beginning with Johnson & Johnson’s February 13, 2023 grant, options and RSUs vest one-third per year on each of the first, second and third anniversaries of the grant date. Johnson & Johnson’s PSUs will continue to vest 100% on the third anniversary of the grant date. In addition, Johnson & Johnson does not pay out PSUs until it determines the percentage of target PSUs earned based on performance.

The treatment of Johnson & Johnson’s long-term incentive awards upon termination varies depending on the termination circumstances, as follows:

Termination	Eligibility	Eligible Named Executive Officers(1)	Voluntary Termination/Involuntary Termination Without Cause	Involuntary Termination with Cause	Death/Disability
Qualifying Separation
•Termination of employment at age 62 or later, or
•Termination of employment after attainment of age 55 and at least 10 years of service with at least 5 years of consecutive service immediately before termination of employment
		•Widmer	•Grants within 6 months prior to termination would be forfeited •Other equity awards would become vested on their normal vesting dates •Options would remain exercisable for their remaining terms	•All vested and unvested equity awards would be forfeited
•All equity awards would become vested on the termination date
•Options would remain exercisable for their remaining terms
•Accelerated PSUs would be paid out at 100% of target with a “top up” at the end of the performance period if the payout exceeds target

Non-Qualifying Separation (age 55-61)	•Termination of employment after attainment of age 55 but before age 62 and without meeting the service requirements for Qualifying Separation	•Ruh	•All unvested equity awards would be forfeited •Vested options would remain exercisable for up to three years	•Same as Qualifying Separation	•Same as Qualifying Separation
Non-Qualifying Separation (under age 55)	•Termination of employment before attainment of age 55	•Mongon •Xie •Lawson	•All unvested equity awards would be forfeited •Vested options would remain exercisable for up to three months	•Same as Qualifying Separation	•Same as Qualifying Separation
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(1)Determined as of January 1, 2023.

Non-Competition and Non-Solicitation
Long-term incentive awards granted by Johnson & Johnson are subject to forfeiture and repayment provisions if an employee violates non-competition or non-solicitation agreements, as follows:

Employee Violation	Impact on Long-Term Incentive Awards
•Violating the non-competition provisions of the award agreement during employment or within 18 months of termination	•Forfeit vested and unvested PSUs, options and RSUs
•Violating any other non-competition or non-solicitation agreement an employee has with Johnson & Johnson	•Repay any PSUs or RSUs vested and options exercised within the 12 months prior to the violation
Involuntary Termination Due to Specified Divestiture or Reduction in Force
•Specified Divestiture: A divestiture where the acquirer does not replace the awards that would be forfeited as a result of such divestiture.
•Reduction in Force (“RIF”): A termination of employment due to position elimination or plant closing.
Beginning with Johnson & Johnson’s February 13, 2023 long-term incentive grant, RSUs and options will no longer be prorated in the event of a Specified Divestiture or RIF. RSUs and options granted prior to that date, and PSUs granted at any time, will be treated in the event of a Specified Divestiture or RIF as follows:
•Proration: Awards would be prorated in proportion to the time worked during the vesting period.
•Vesting: PSU and RSU awards would become vested on their normal vesting dates. Option vesting would be accelerated as of the date of termination and the options would remain exercisable for up to three months.
•Coordination with Qualifying Separations: If an employee’s termination is also a Qualifying Separation, any of the employee’s awards that would have been forfeited because they were granted within six months prior to termination would receive the proration and vesting treatment described above.
Executive Perquisites & Other Benefits
During 2022, Kenvue’s Named Executive Officers participated in the same employee benefits plans provided to all other non-union employees of Johnson & Johnson located in the same country. In addition, they received the following benefits and perquisites:
•Personal Use of Johnson & Johnson Aircraft and Cars: Mr. Mongon may use Johnson & Johnson’s aircraft for limited personal travel and Johnson & Johnson cars and drivers for commuting and other personal transportation. These perquisites are intended to enhance productivity, minimize distractions and ensure the safety of Johnson & Johnson’s executives.
•Home Security: Johnson & Johnson reimburses Mr. Mongon for limited home security system-related costs.
•International Assignment: Johnson & Johnson reimbursed Ms. Xie for costs incurred as a result of her international assignment to Singapore at Johnson & Johnson’s request, including moving and relocation expenses, and provided her with a stipend to help defray additional costs such as transportation and utilities. Johnson & Johnson also reimbursed Ms. Xie for additional taxes she incurred as a result of such assignment, including taxes incurred on the foregoing benefits.
•Housing Allowance and Company Car: In connection with Mr. Lawson’s relocation to Switzerland at Johnson & Johnson’s request, Johnson & Johnson agreed to provide him with an annual housing allowance of CHF 8,600 per month and reimbursement of other expenses incurred by Mr. Lawson in connection with such relocation. Mr. Lawson was also entitled to a company car in accordance with Johnson & Johnson’s policies for employees located in Switzerland.
For details on the incremental cost to Johnson & Johnson to provide Messrs. Mongon and Lawson and Ms. Xie with the benefits described above, see the footnote to the “All Other Compensation” column of the 2022 Summary Compensation Table under “—Executive Compensation Tables.” These values were not paid to the NEOs. The NEOs paid the income taxes due on the value of these benefits and perquisites (other than reimbursements and tax equalization benefits related to an international assignment). The Kenvue Compensation & Human Capital Committee is reviewing and will approve perquisites and benefits provided to Kenvue’s NEOs, which are expected to be similar to those provided by Johnson & Johnson and in line with market practice.
Compensation Target-Setting Process and Pay Position
Before each year begins, Johnson & Johnson sets compensation targets to ensure that it can compete for talent and to maintain internal equity among positions with similar responsibilities. Johnson & Johnson conducts an annual review of publicly available information and executive compensation surveys to determine current pay levels among its executive peer group. Market data is reviewed to understand how target pay levels compare to benchmark positions, but total compensation is not targeted to a specific percentile of the executive peer group.
2022 Pay Mix at Target
Johnson & Johnson’s pay mix at target for Kenvue’s Named Executive Officers was a result of compensation targets that emphasize long-term versus short-term compensation.
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(1)Long-term incentive award value for purposes of this chart is based on the applicable executive’s target long-term incentive award value for 2022 that was considered when determining grants made in 2023. Actual 2023 grant values shown elsewhere in this registration statement are based on the actual grant values approved.
2022 Annual Incentive Awards
For 2022, each of Kenvue’s Named Executive Officers was eligible to earn an annual incentive award with a target value set as a percentage of base salary and with a payout of between 0 – 200% of target based on achievement against the performance criteria. The table below sets forth the target and maximum 2022 annual incentive award opportunities for each of Kenvue’s Named Executive Officers.

Name	2022 Base Salary Rate	2022 Target Annual Incentive (% of Base Salary)	2022 Target Annual Incentive	2022 Maximum Annual Incentive
T. Mongon	$925,000	100%	925,000	1,850,000
P. Ruh	522,000	60%	313,200	626,400
K. Widmer	545,500	75%	409,125	818,250
E. Xie	535,100	75%	401,325	802,650
C. Lawson(1)	537,668	75%	403,251	806,502
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(1)Amounts for Mr. Lawson have been converted from CHF to U.S. dollars based on the fiscal year-end exchange rate of 1 CHF to 1.081 U.S. dollars.
2022 annual incentive awards were determined based on a combination of strategic measures (30% weighting) and financial measures (70% weighting) and, in the case of Named Executive Officers other than Mr. Mongon, subject to a modifier based on individual performance. For each Named Executive Officer, 100% of the strategic measures and 75% of the financial measures were determined with respect to Johnson & Johnson’s consumer health business, with the remaining 25% of the financial measures determined with respect to Johnson & Johnson on an enterprise-wide basis. Outcomes against each of the strategic and financial measures were determined by the J&J Compensation & Benefits Committee with respect to Mr. Mongon, which also approved Mr. Mongon’s final annual incentive payment. In the case of Kenvue’s Named Executive Officers other than Mr. Mongon, final outcomes and annual incentive payments were determined by the Johnson & Johnson Management Compensation Committee, comprised of Johnson & Johnson’s Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer. In the case of 2022 annual incentive payments, the Johnson & Johnson Management Compensation Committee determined to adopt the financial and strategic outcomes determined by the J&J Compensation & Benefits Committee, without modification, and determined individual performance modifiers based on input provided by Mr. Mongon.
Financial measures consisted of operational sales and free cash flow, each measured with respect to Johnson & Johnson’s consumer health business and on a Johnson & Johnson enterprise-wide basis, adjusted operating net income, measured with respect to Johnson & Johnson’s consumer health business, and adjusted operating EPS, measured on a Johnson & Johnson enterprise-wide basis. Financial targets align with the guidance provided to the investment community, which links compensation to how effectively Johnson & Johnson delivers on its public commitments to its shareholders. Goals are set based on the objective of creating long-term sustainable value, Johnson & Johnson’s product portfolio and pipeline and competitive benchmarking.
Maximum and threshold payout levels were also established for each financial target based on a review of historical performance for each metric. If performance falls between threshold and target or between target and maximum, the payout factor is determined using interpolation. If performance falls below threshold for a goal, the percentage earned for that goal is 0%.

The table below shows the financial goals used to determine the Named Executive Officers’ 2022 annual incentive award payouts, their threshold, target and maximum values, their weightings and actual achievement against each goal.

2022 Annual Incentive Award Financial Measures and Results
2022 Financial Measures	Weight	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Results(1)	Calculated Payout	Weighted Payout
Consumer Operational Sales ($ millions)	25.0%	$14,853	$15,635	$16,417	$15,655	102.6%	25.7%
Consumer Adjusted Operating Net Income ($ millions)	25.0%	$3,145	$3,310	$3,475	$3,267	87.0%	21.8%
Consumer Free Cash Flow ($ millions)	25.0%	$3,054	$3,393	$3,732	$2,459	0.0%	0.0%
Johnson & Johnson Operational Sales ($ millions)	8.3%	$92,910	$97,800	$102,690	$97,028	92.1%	7.6%
Johnson & Johnson Adjusted Operating EPS	8.3%	$10.17	$10.70	$11.23	$10.70	100.0%	8.3%
Johnson & Johnson Free Cash Flow ($ millions)	8.3%	$14,130	$15,700	$17,270	$14,132	50.1%	4.2%
						Total:	67.6%
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(1)With respect to each of the metrics measured with respect to Johnson & Johnson’s consumer health business, the targets were set, and results determined, by Johnson & Johnson, based on Johnson & Johnson’s calculation of the relevant metrics for Johnson & Johnson’s consumer health business as a reporting segment of Johnson & Johnson.
2022 Annual Incentive Awards—Payouts
The table below shows, for each of Kenvue’s Named Executive Officers, the calculation of his or her final 2022 annual incentive award payout.

Name	2022 Target Annual Incentive	Combined Financial / Strategic Multiplier(1)	Individual Performance Multiplier(2)	Payout Percentage(2)	2022 Annual Incentive Payout
T. Mongon	$925,000	86.3%	N/A	86.3%	$798,000	(3)
P. Ruh	$313,200	86.0%	100.0%	86.0%	$269,352
K. Widmer	$409,125	86.0%	70.7%	60.8%	$248,640
E. Xie	$401,325	86.0%	100.0%	86.0%	$345,140
C. Lawson(4)	$403,251	86.0%	125.3%	107.8%	$434,654
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(1)The Johnson & Johnson Management Compensation Committee determined that the combined financial / strategic multiplier would be rounded to the nearest whole percentage for Kenvue employees who were not executive officers of Johnson & Johnson.
(2)Percentages have been rounded to the nearest tenth for presentation purposes only and the totals in the “2022 Annual Incentive Payout” column are calculated based on the applicable percentages prior to such rounding.
(3)In determining Mr. Mongon’s final payout, the J&J Compensation & Benefits Committee rounded his amount to the nearest thousand.
(4)Amounts for Mr. Lawson have been converted from CHF to U.S. dollars based on the fiscal year-end exchange rate of 1 CHF to 1.081 U.S. dollars.

2020-2022 PSU Payout
Johnson & Johnson’s PSU Goal-Setting Process
Johnson & Johnson’s PSU goals are based on its long-term strategic plan, promote long-term, sustainable value creation and take into account its product portfolio and pipeline, anticipated healthcare market growth and other external factors, including the competitive landscape.
Cumulative Adjusted Operational EPS: Johnson & Johnson sets the EPS goal based on:
•Johnson & Johnson’s operational EPS guidance for the first year of the performance period, which is provided to the investment community.
•Sales and EPS targets included in Johnson & Johnson’s strategic plan for the second and third years of the performance period.
•Analysts’ expectations for Johnson & Johnson as well as Johnson & Johnson’s Competitor Composite Peer Group.
•Johnson & Johnson’s EPS growth to sales growth multiple aligned with a long-term goal of growing net income faster than sales.
Relative TSR: Johnson & Johnson sets the three-year relative TSR goal to meet the performance of its Competitor Composite Peer Group, which undergoes annual review. See “—Johnson & Johnson Peer Groups for Pay and Performance—Johnson & Johnson Competitor Composite Peer Group” for more information on Johnson & Johnson’s Competitor Composite Peer Group.
PSU Performance Versus Goals for Performance Periods Completed in 2022
Due to the impact of COVID-19, Johnson & Johnson’s 2020-2022 adjusted operational EPS performance fell below target. However, Johnson & Johnson’s 2020-2022 TSR compound annual growth rate performed above target. The 2020-2022 PSUs therefore paid out at 100% of target as shown in the table below.

PSU Measure	Threshold (50% Payout)	Target (100% Payout)	Maximum (200% Payout)	Actual	Calculated Payout
2020-2022 Cumulative Adjusted Operational EPS	$26.23	$29.14	$32.05	$28.15	83.0%
2020-2022 Relative TSR (CAGR)	10% pts. below Competitive Composite Peer Group	Equal to Competitive Composite Peer Group	10% pts. above Competitive Composite Peer Group	1.7 pts.	117.0%
If performance falls between threshold and target or between target and maximum, Johnson & Johnson determines the percentage of target earned using interpolation. If performance is below threshold for a goal, the percentage of target earned for that goal is 0%. If TSR is negative, the percentage of target earned based on TSR performance would be capped at 100%.
2020-2022 PSU Payout as a Percentage of Target
Johnson & Johnson’s 2020-2022 PSUs paid out at 100.0% of target as shown in the table below.

PSU Measure	Weight	Calculated Payout	Weighted Payout
2020-2022 Cumulative Adjusted Operational EPS	1/2	83.0%	41.5%
2020-2022 Relative TSR	1/2	117.0%	58.5%
PSU Payout Factor			100.0%

Compensation Decisions for 2022 Performance
Compensation Decision Process
In January and February of each year prior to the Kenvue IPO, the J&J Compensation & Benefits Committee (in the case of Mr. Mongon in 2023) and the Johnson & Johnson Management Compensation Committee (in the case of Kenvue’s other NEOs in 2023) assessed and approved the performance of Kenvue’s NEOs and determined the:
•Annual incentive award payout for the prior year’s performance (with outcomes on financial and strategic metrics determined by the J&J Compensation & Benefits Committee for Mr. Mongon and by the Johnson & Johnson Management Compensation Committee for Kenvue’s other Named Executive Officers);
•Long-term incentive awards granted in the first quarter of the year based on the prior year’s performance (determined by the Johnson & Johnson Compensation & Benefits Committee); and
•Salary rate for the upcoming year.
The tables below summarize Johnson & Johnson’s decisions regarding the annual incentive awards, long-term incentive awards and salary rates based on 2022 performance. Johnson & Johnson’s 2022 total direct compensation to Kenvue’s NEOs is also shown, which includes long-term incentive awards granted in 2023. Kenvue believes that these tables best summarize the actions taken on the Named Executive Officers’ compensation for the performance year.
Kenvue’s Compensation & Human Capital Committee is reviewing the compensation and benefit programs for Kenvue’s Named Executive Officers in order to determine appropriate compensation and benefits for them in fiscal year 2024, and is expected to continue to review such programs on a periodic basis.
2022 Total Direct Compensation
The table below shows the salary paid during 2022, the annual incentive award paid in respect of 2022 and long-term incentive grants approved on February 13, 2023 for performance in 2022 for each Named Executive Officer.

	Cash		Equity
Name	Salary Earned(1)	Annual Incentive(2)	Long-Term Incentive(3)	Total Direct Compensation
T. Mongon	$917,308	$798,000	$5,250,000	$6,965,308
P. Ruh	509,670	269,352	809,100	1,648,167
K. Widmer	542,346	248,640	878,255	1,669,241
E. Xie	532,008	345,140	1,284,240	2,161,388
C. Lawson(4)	535,500	434,654	1,405,894	2,376,048
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(1)Represents base salaries paid during 2022.
(2)See “—2022 Annual Incentive Awards” for additional information regarding determinations with respect to 2022 annual incentive award payouts.
(3)Long-term incentive awards were approved on February 13, 2023 for the Named Executive Officers based on their 2022 performance, impact on Johnson & Johnson’s long-term results, competitive market data and long-term potential within Kenvue. The table below shows the total long-term incentive awards granted and the individual award values (at target values for PSUs).
(4)Salary amount for Mr. Lawson includes “13th month” salary payment in Switzerland. Cash amounts for Mr. Lawson in the table above and the tables below have been converted from CHF to U.S. dollars based on the fiscal year-end exchange rate of 1 CHF to 1.081 U.S. dollars.

Name	PSUs	Options	RSUs	Total Long-Term Incentives
T. Mongon	$3,150,000	$1,575,000	$525,000	$5,250,000
P. Ruh	404,550	242,730	161,820	809,100
K. Widmer	439,128	263,477	175,651	878,255
E. Xie	642,120	385,272	256,848	1,284,240
C. Lawson	702,947	421,768	281,179	1,405,894

The table below shows the number of PSUs (at target), options and RSUs granted by Johnson & Johnson, which determined the number of units or options for each type of long-term incentive award by dividing the dollar amount by the value per unit (or option) and rounding to the nearest whole unit or option.

Name	PSUs $149.189	Options $27.849	RSUs $153.622
T. Mongon	21,114	56,555	3,417
P. Ruh	2,712	8,716	1,053
K. Widmer	2,943	9,461	1,143
E. Xie	4,304	13,834	1,672
C. Lawson	4,712	15,145	1,830
2023 Salary Rates and Compensation Levels
Johnson & Johnson does not guarantee annual salary increases and they are not automatic. In determining base salary rates, Johnson & Johnson reviews the individual’s performance, responsibilities and experience and market data.
In determining base salaries and total target direct compensation for Messrs. Mongon and Ruh for 2023, Johnson & Johnson also took into account the increased leadership roles and responsibilities that Messrs. Mongon and Ruh would assume in connection with running a public company following the Kenvue IPO. Johnson & Johnson also took into account the applicable executive’s then-current and proposed target total direct compensation and the compensation of similarly situated executives at what Johnson & Johnson considered to be Kenvue’s peer companies following the Kenvue IPO.
The table below sets forth the compensation levels for Messrs. Mongon and Ruh, effective as of January 1, 2023.

	Cash		Equity
Name	Salary ($)	Target Annual Incentive ($)	Target Long-Term Incentive ($)(1)	Target Total Direct Compensation ($)
T. Mongon	$1,250,000	$2,125,000	$9,062,500	$12,437,500
P. Ruh	680,000	680,000	2,040,000	3,400,000
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(1)The long-term incentive award target value will apply to the first annual long-term incentive grants following the Kenvue IPO.
As with other components of Kenvue’s compensation program, Kenvue’s Compensation & Human Capital Committee is reviewing the compensation levels of Kenvue’s executives for purposes of fiscal year 2024, and may adjust them as it deems appropriate.
Johnson & Johnson Peer Groups for Pay and Performance
Johnson & Johnson uses two peer groups for executive compensation. As with other components of Kenvue’s compensation program, Kenvue’s Compensation & Human Capital Committee is reviewing the use of peer groups for executive compensation, and may adjust the peer groups as it deems appropriate.
•Executive Peer Group: Johnson & Johnson uses its Executive Peer Group to assess the competitiveness of the compensation of its executive officers, including, prior to the Kenvue IPO, Mr. Mongon.
•Competitor Composite Peer Group: Johnson & Johnson uses its Competitor Composite Peer Group to evaluate its relative corporate performance.
As described below, the two peer groups vary because executive compensation levels and practices are influenced by business complexity and company size. Most of Johnson & Johnson’s business competitors are smaller than Johnson & Johnson or even each of its individual businesses.

Johnson & Johnson Executive Peer Group
The J&J Compensation & Benefits Committee compares its executive compensation levels and practices to those of the Executive Peer Group companies. The Executive Peer Group consists of companies that are generally similar to Johnson & Johnson’s size and scope, have executive positions similar to those of Johnson & Johnson and compete with Johnson & Johnson for executive talent. The J&J Compensation & Benefits Committee reviews the composition of the Executive Peer Group annually.
Johnson & Johnson compares its executive officers’ (including, prior to the Kenvue IPO, Mr. Mongon’s) salaries, annual incentives, long-term incentives, total direct compensation, benefits, perquisites and other compensation to those of the Executive Peer Group companies. As noted above, in determining Mr. Mongon’s 2023 compensation, Johnson & Johnson also took into account that he would become the Chief Executive Officer of a public company following the Kenvue IPO.
Johnson & Johnson does not include non-U.S. companies in the Executive Peer Group because comparable compensation data for the executive officers is not available. Johnson & Johnson also does not include companies in industries whose compensation programs are not comparable to Johnson & Johnson’s programs, such as the financial services or oil and gas industries.
The following table lists Johnson & Johnson’s 2022 Executive Peer Group companies, their business characteristics and Johnson & Johnson’s rankings among these companies. Each company’s figures are for the four most recent fiscal quarters as of March 1, 2023. Market capitalization is as of December 31, 2022. Johnson & Johnson ranks in the top quartile of the peers for revenue, net income and market capitalization.

Company (Ticker Symbol)	Revenue ($ millions)	Net Income ($ millions)(1)	Market Cap ($ billions)(2)	Common Industry (Y/N)(3)	Gross Margin (>40%)	EBIT Margin (>10%)(4)	International Sales (> 33%)	Business Complexity(5)	R&D % of Sales (> or = 5%)
3M Company (MMM)(6)	$34,229	$5,777	$66	✓	✓	✓	✓	✓	✓
Abbott Laboratories (ABT)	43,653	6,933	191	✓	✓	✓	✓	✓	✓
Abbvie (ABBV)	58,054	11,836	286	✓	✓	✓		✓	✓
AT&T (T)	120,741	(8,524)	131		✓			✓
The Boeing Company (BA)	66,608	(4,935)	114				✓	✓
Bristol Myers Squibb Company (BMY)	46,159	6,327	153	✓	✓	✓		✓	✓
Cisco Systems, Inc. (CSCO)(6)(7)	53,161	11,302	196		✓	✓	✓	✓	✓
The Coca-Cola Company (KO)(6)	43,004	9,542	275		✓	✓	✓		ND(10)
General Electric Company (GE)	76,555	225	92	✓			✓	✓
Intel Corporation (INTC)	63,054	8,017	109		✓	✓	✓	✓	✓
Intl Business Machines Corporation (IBM)(6)	60,530	1,639	127		✓		✓	✓	✓
Medtronic, plc. (MDT)(7)	30,771	4,064	103	✓	✓	✓	✓	✓	✓
Merck & Co., Inc. (MRK)	59,283	14,519	281	✓	✓	✓	✓	✓	✓
Microsoft Corporation (MSFT)(8)	204,094	67,449	1,788		✓	✓	✓	✓	✓
PepsiCo., Inc. (PEP)	86,392	8,910	249		✓	✓	✓	✓
Pfizer Inc. (PFE)	100,330	31,372	288	✓	✓	✓	✓	✓	✓
The Procter & Gamble Company (PG)(8)(9)	80,281	14,279	359	✓	✓	✓	✓	✓
RTX Corporation (RTX)	67,074	5,197	148			✓		✓
Johnson & Johnson (JNJ)	94,943	17,941	462	✓	✓	✓	✓	✓	✓
Johnson & Johnson’s Ranking	4th	3rd	2nd
Johnson & Johnson’s Percentile Rank	83%	89%	94%
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(1)Net Income reflects Net Income (Loss) attributable to company shareholders.
(2)Market Caps are derived from Bloomberg as of December 31, 2022.
(3)Common Industry means that the company is in an industry similar to one of Johnson & Johnson’s business segments: Pharmaceuticals, MedTech or, prior to the Kenvue IPO, Consumer Health.
(4)Earnings Before Interest and Tax (EBIT) is calculated as Income Before Tax (IBT) minus Net Interest Expense.
(5)Business Complexity means the company is a complex organization with multiple product lines.
(6)International sales estimated for CSC, MMM and IBM since domestic sales are represented as “Americas”, which may include South America, and for KO since domestic sales are represented as “North America”, which may include Canada.
(7)Used last four calendar quarters ended January 27, 2023 for Medtronic plc and January 28, 2023 for Cisco Systems, Inc.
(8)Used last four calendar quarters ended December 31, 2022 for The Procter & Gamble Company and Microsoft Corporation.
(9)The Procter & Gamble Company’s R&D spend and International Sales based on fiscal year-end June 30, 2022 as a proxy due to lack of availability at the time of sourcing.
(10)ND represents “Not Disclosed” as The Coca-Cola Company does not disclose R&D data.
Johnson & Johnson Competitor Composite Peer Group
The J&J Compensation & Benefits Committee compares overall Johnson & Johnson performance to the weighted performance of the Competitor Composite Peer Group companies. For example, when Johnson & Johnson sets the sales goals for its businesses, it compares the sales of its individual businesses to the total sales of its industry competitors. For the TSR component of PSUs, Johnson & Johnson weights the TSR within the three business groups by market capitalization and weights the three business groups using Johnson & Johnson’s sales mix each year. Johnson & Johnson includes each of the peer companies in only one of the business groups in calculating the Competitor Composite TSR for the PSU program.
These companies compete with one or more of Johnson & Johnson’s business segments. Johnson & Johnson evaluates the peer group on an ongoing basis and updates it as necessary. Johnson & Johnson selects the companies based on the following criteria and financial metrics:
•Product Relevance
•Financial Comparison: Sales growth, net income growth and margin, EPS growth and TSR
•Global Presence
•Market Leadership
•Strength and Consistency in Financial Outlook
The following table lists the 2022 Competitor Composite Peer Group companies by business.

Pharmaceuticals	MedTech	Consumer Health
•AbbVie Inc •Amgen Inc. •AstraZeneca PLC •Bristol-Myers Squibb Company •Eli Lilly and Company •GlaxoSmithKline plc •Merck & Co., Inc. •Novartis AG •Pfizer Inc. •Roche Holding AG(1) •Sanofi	•Alcon, Inc •Boston Scientific Corporation •The Cooper Companies, Inc •Intuitive Surgical, Inc. •Medtronic, PLC •Smith & Nephew plc •Stryker Corporation •Zimmer Biomet Holdings, Inc.	•Beiersdorf AG •Bayer AG(2) •Colgate-Palmolive Company •GlaxoSmithKline plc(2) •L’Oréal Company •The Procter & Gamble Company •Reckitt Benckiser Group plc •Sanofi(2) •Unilever plc
__________________
(1)Pharmaceuticals Sales, SG&A, R&D and Operating Profit only.
(2)OTC Sales only.
For 2023, the MedTech and Consumer Health Competitor Composite groups were updated to more accurately reflect changes in their business mix, the evolution of the competitive landscape and newly public companies. Bausch + Lomb Corp was added to the MedTech Competitor Composite group and Haleon plc was added to, and GlaxoSmithKline plc was removed from, the Consumer Health Competitor Composite group.
Kenvue Peer Group
Kenvue’s Compensation & Human Capital Committee will establish an independent peer group for purposes of future decisions related to compensation matters.
Compensation Decision Process
Assessing Performance
Since 1943, Johnson & Johnson’s Credo has guided it in fulfilling its responsibilities to its customers, employees, communities and shareholders. In assessing Kenvue’s Named Executive Officers’ contributions to Johnson & Johnson’s performance, Johnson & Johnson not only looks to results-oriented measures of performance, but also considers how those results were achieved. It considers whether the decisions and actions leading to the results were consistent with the values of Johnson & Johnson, as embodied in its Credo, and the long-term impact of their decisions. Credo-based behavior is not something that can be precisely measured, and there is no formula for how such behavior can, or will, impact an executive’s compensation. Those who are responsible for evaluating an executive’s performance must use their judgment and experience to evaluate whether an executive’s actions were aligned with Johnson & Johnson’s Credo values.

As described in more detail below, as an executive officer of Johnson & Johnson prior to the Kenvue IPO, Mr. Mongon’s performance was assessed by both Johnson & Johnson’s Chief Executive Officer and the J&J Compensation & Benefits Committee, with all compensation decisions ultimately made by such committee. In the case of Kenvue’s other Named Executive Officers, their performance was assessed by Mr. Mongon and Johnson & Johnson’s Management Compensation Committee, comprised of Johnson & Johnson’s Chief Executive Officer, Chief Financial Officer and Chief Human Resources Officer. Following the Kenvue IPO, compensation decisions regarding Kenvue’s executive officers, including any performance assessments, are ultimately made by the Kenvue Compensation & Human Capital Committee.
Aligning Compensation to the “What” and the “How”
An individual employee can generally earn from 0% to 200% of the applicable target for annual incentives and 0% to 170% for long-term incentive awards based on business performance and his or her individual performance on both “the what” and “the how”. This broad range allows for meaningful differentiation based on performance.
Johnson & Johnson determines annual incentive awards, long-term incentive awards and salary rates on a component-by-component and total direct compensation basis. Johnson & Johnson also compares actual compensation for the prior year and target compensation for the current year to Executive Peer Group data.
The J&J Compensation & Benefits Committee (in the case of Mr. Mongon) and Johnson & Johnson’s Management Compensation Committee (in the case of Kenvue’s other Named Executive Officers) used their judgment and experience to determine annual incentive awards, long-term incentive awards and salary rates. Performance against goals was the most significant input in determining compensation levels. However, total direct compensation was not determined in a formulaic manner. In addition, Johnson & Johnson does not consider an employee’s previous long-term incentive awards and total equity ownership when making long-term incentive award determinations.
Governance of Executive Compensation
The J&J Compensation & Benefits Committee has retained Semler Brossy Consulting Group (“Semler Brossy”) since May 2020 to advise it on executive compensation matters. The J&J Compensation & Benefits Committee has sole authority to negotiate the terms of service, including all fees paid to its external consultants.

The table below summarizes the roles of each of the key participants in Johnson & Johnson’s executive compensation decision-making process that was applicable to Kenvue’s Named Executive Officers prior to the Kenvue IPO.

Participant	Role
J&J Compensation & Benefits Committee
•Acts on behalf of Johnson & Johnson’s board of directors by setting the principles that guide the design of Johnson & Johnson’s compensation and benefits programs
•Sets Johnson & Johnson’s executive compensation philosophy and composition of the Executive Peer Group
•Approves compensation target levels for Johnson & Johnson’s executive officers, including, prior to the Kenvue IPO, Mr. Mongon
•Sets compensation programs and principles that are designed to link executive pay with Johnson & Johnson and individual performance
•Reviews the eligibility criteria and award guidelines for the corporate-wide compensation and benefits programs, including, prior to the Kenvue IPO, those in which Mr. Mongon participated

Johnson & Johnson’s Chief Executive Officer	•Reviewed and presented to the J&J Compensation & Benefits Committee the performance assessments and compensation recommendations for Mr. Mongon
Johnson & Johnson’s Management Compensation Committee	•Reviewed and approved compensation decisions for each of Kenvue’s NEOs (other than Mr. Mongon)
Kenvue’s Chief Executive Officer	•Reviewed and presented to Johnson & Johnson’s Management Compensation Committee the performance assessments and compensation recommendations for Kenvue’s NEOs (other than Mr. Mongon)
Independent Compensation Consultant
•Attends all J&J Compensation & Benefits Committee meetings at the request of such committee
•Advises the J&J Compensation & Benefits Committee on market trends, regulatory issues and developments and how they may impact Johnson & Johnson’s executive compensation programs
•Reviews Johnson & Johnson’s compensation strategy and executive compensation programs for alignment with its strategic business objectives
•Advises on the design of Johnson & Johnson executive compensation programs to ensure linkage between pay and performance
•Provides market data analyses to the J&J Compensation & Benefits Committee

Independence of Compensation Consultant
The J&J Compensation & Benefits Committee determined that Semler Brossy’s services as its independent compensation consultant for 2022 did not raise any conflict of interest concerns. The J&J Compensation & Benefits Committee considered the following factors, among others, when assessing the independence of its compensation consultant:
•Semler Brossy did not provide any other services to Johnson & Johnson and reported directly to the J&J Compensation & Benefits Committee.
•Semler Brossy has policies and procedures in place to prevent conflicts of interest.
•No member of the Semler Brossy consulting team serving the J&J Compensation & Benefits Committee has a business or personal relationship with any member of the J&J Compensation & Benefits Committee or any executive officer of Johnson & Johnson.

•Neither Semler Brossy nor any principal of Semler Brossy owns any shares of Johnson & Johnson common stock.
•The amount of fees paid to Semler Brossy is less than 1% of its total consulting income.
Additional Information Concerning Executive Compensation
Limited Employment Arrangements and Agreements
Johnson & Johnson’s Severance Pay Plan provides severance benefits to certain full-time non-union U.S. employees who are involuntarily terminated. Johnson & Johnson provides two weeks’ base salary for each year of service, with guaranteed minimums based on an employee’s level. Between the Kenvue IPO and the completion of the Split-Off, Kenvue continued to be a participating employer in the Severance Pay Plan, other than with respect to the Named Executive Officers. Kenvue’s Compensation & Human Capital Committee will determine whether to implement a severance pay plan that will set forth terms and conditions for severance pay applicable to the Named Executive Officers. Prior to the Kenvue IPO, the minimum for each of Kenvue’s Named Executive Officers was 52 weeks of base salary. Johnson & Johnson pays severance according to its normal payroll cycle. It does not pay severance as a lump-sum payment.
As is customary for all employees in Switzerland, Mr. Lawson is subject to an employment agreement that was assumed by Kenvue in connection with the Kenvue IPO and that sets forth his position, working conditions, compensation and benefits and certain continued salary payments if Mr. Lawson is prevented from working through no fault of his own (e.g., accident or illness). Mr. Lawson’s agreement does not provide for severance payments or benefits, but his non-competition covenant provides that, as consideration for such covenant, he will continue to receive 50% of his base salary during the 12-month period the covenant remains in effect after Mr. Lawson’s termination of employment for any reason. Kenvue may choose to waive the covenant, and the obligation to make the foregoing payment, provided it does so within 15 days after Mr. Lawson’s employment is terminated.
Kenvue does not have employment arrangements or agreements with any of its other Named Executive Officers.
Stock Ownership Guidelines for Named Executive Officers
Johnson & Johnson requires its executive officers, including, prior to the Kenvue IPO, Mr. Mongon, to own a certain amount of Johnson & Johnson stock to further align their interests with its shareholders’ interests. The Nominating & Corporate Governance Committee of Johnson & Johnson’s board of directors monitors compliance with these guidelines on an annual basis, and covered executives have five years after first becoming subject to the guidelines to achieve the required ownership threshold. Prior to the Kenvue IPO, Mr. Mongon was required to own Johnson & Johnson stock with a fair market value equal to six times Mr. Mongon’s annual base salary. Following the Kenvue IPO, Mr. Mongon is no longer subject to Johnson & Johnson’s stock ownership guidelines.
Johnson & Johnson does not count shares underlying options or unearned PSUs as owned shares for these guidelines. A covered executive cannot sell the after-tax shares received from long-term incentive awards until his or her ownership threshold is met.
Johnson & Johnson’s Policy Against Pledging, Hedging and Short Selling of Johnson & Johnson Stock prohibits directors and executive officers of Johnson & Johnson from pledging, entering into hedging arrangements, short selling or transacting in derivative instruments linked to the performance of Johnson & Johnson’s stock.
The J&J Compensation & Benefits Committee approved initial stock ownership guidelines pursuant to which each of Kenvue’s executive officers must, no later than the fifth anniversary of such executive officer becoming subject to the stock ownership guidelines, hold shares of Kenvue’s common stock directly or, to the extent permitted under the policy, indirectly with a market value of at least three times (six times for Kenvue’s CEO) such employee’s annual base salary.
Kenvue expects that the Kenvue Board will review Kenvue’s executive officer stock ownership guidelines on a periodic basis.

Executive Compensation Recoupment Policy
Johnson & Johnson’s board of directors can recoup all or part of any compensation paid to an executive officer, including, prior to the Kenvue IPO, Mr. Mongon, in the event of a material restatement of Johnson & Johnson’s financial results. In such a situation, Johnson & Johnson’s board of directors will consider:
•whether any executive officer received compensation based on the original financial statements because it appeared he or she achieved financial performance targets that in fact were not achieved based on the restatement; and
•the accountability of any executive officer whose acts or omissions were responsible, in whole or in part, for the events that led to the restatement and whether such actions or omissions constituted misconduct.
Johnson & Johnson’s board of directors can also recoup compensation from senior executives in the event of significant misconduct resulting in a violation of a significant Johnson & Johnson policy, law or regulation relating to manufacturing, sales or marketing of products that causes material harm to Johnson & Johnson.
In connection with the Kenvue IPO, Kenvue implemented an executive compensation recoupment policy that applies to, among others, Kenvue’s Named Executive Officers, and that is triggered based on a material restatement of Kenvue’s financial statements. On October 26, 2022, the SEC adopted rules implementing the clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The final rules directed the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. The NYSE subsequently adopted, and the SEC approved, a new listing standard which implements the clawback requirements, with a mandatory compliance date currently set for December 1, 2023. Kenvue intends to amend its executive compensation recoupment policy to reflect these new requirements by the compliance date.
Tax Impact on Compensation
Johnson & Johnson considers objectives such as attracting, retaining and motivating leaders when designing its executive compensation programs. Johnson & Johnson also considers the tax deductibility of compensation, but it is not its sole consideration.
For federal income tax purposes, compensation is an expense that is fully tax deductible for almost all of Johnson & Johnson’s U.S. employees. Following the 2017 tax reform, annual compensation in excess of $1 million paid to a company’s named executive officers who are covered employees under Section 162(m) of the Code will generally not be tax deductible, even if such compensation is performance-based or paid following termination of employment. Section 162(m) of the Code will also apply to Kenvue now that it is a public company.
The Kenvue Compensation & Human Capital Committee will consider the implications of Section 162(m) of the Code when designing and implementing Kenvue’s compensation programs, but will maintain flexibility to design programs that it believes are in the best interests of Kenvue and Kenvue’s shareholders and consistent with the objectives of Kenvue’s executive compensation programs, including the flexibility to authorize payments that might not be deductible.
Executive Compensation Tables
2022 Summary Compensation Table
The table below shows the compensation paid by Johnson & Johnson for fiscal year 2022 to Kenvue’s Named Executive Officers. The table also shows the compensation paid by Johnson & Johnson to Kenvue’s Named Executive Officers in 2021 if they were also included in the Summary Compensation Table that was included in Kenvue’s registration statement on Form S-1 in 2022. For a complete understanding of the table, please read the descriptions of each column that follow the table.

Name and Principal Position(1)	Year	Salary(2) ($)	Stock Awards(3) ($)	Option Awards(4) ($)	Non-Equity Incentive Compensation(5) ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings(6) ($)	All Other Compensation(7) ($)	Total ($)
Thibaut Mongon	2022	917,308	3,681,233	1,436,969	798,000	62,000	196,900	7,092,410
EVP and Worldwide Chairman, Consumer Health	2021	871,154	3,962,962	1,449,005	1,185,129	230,000	206,210	7,904,460
Paul Ruh	2022	569,715	711,666	281,985	269,352	29,000	23,379	1,885,097
Chief Financial Officer, Consumer Health	2021	504,377	749,700	270,007	393,262	111,000	22,697	2,051,043
Kathleen Widmer	2022	542,346	1,027,548	407,121	248,640	—	24,406	2,250,061
Company Group Chairman, NA and LATAM	2021	496,415	1,017,596	371,982	530,901	138,000	22,339	2,577,233
Ellie Bing Xie	2022	532,008	900,634	356,890	345,140	12,000	1,024,212	3,170,884
Company Group Chairman, APAC	2021	473,631	763,229	278,705	477,391	111,000	745,957	2,849,913
Carlton Lawson(8)	2022	535,500	926,115	366,973	434,654	—	185,802	2,449,044
Company Group Chairman EMEA
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(1)Position reflects the NEO’s title during 2022.
(2)Reflects base salaries paid during the applicable year. In the case of Mr. Ruh, his transfer to Kenvue in 2022 triggered a payout of his accrued paid time-off in accordance with applicable law and Johnson & Johnson policies. This payout, which amounted to $60,045, is included as part of Mr. Ruh’s 2022 base salary. In the case of Mr. Lawson, salary amount includes “13th month” salary payment in Switzerland.
(3)Reflects grant date fair value of PSU and RSU awards. See “—2022 Grants of Plan-Based Awards Table” for details on 2022 awards. The following table details the number and value of PSUs assuming achievement at (1) threshold, (2) target and (3) maximum performance (at 200%).

	Performance Share Units
	Units (#)			Grant Date Fair Value ($)
Name	Threshold	Target	Maximum	Threshold	Target	Maximum
T. Mongon	—	18,786	37,572	—	$3,202,243	$6,404,486
P. Ruh	—	3,072	6,144	—	523,650	1,047,300
K. Widmer	—	4,436	8,872	—	756,156	1,512,312
E. Xie	—	3,888	7,776	—	662,745	1,325,489
C. Lawson	—	3,998	7,996	—	681,495	1,362,990
(4)Reflects the grant date fair value of option awards. See “—2022 Grants of Plan-Based Awards Table” for details on 2022 awards.
(5)Reflects annual incentive awards and, for 2021 only, dividend equivalents received on vested Certificates of Long-Term Performance (“CLPs”).
•Annual Incentives: The J&J Compensation & Benefits Committee (in the case of Mr. Mongon) and Johnson & Johnson’s Management Compensation Committee (in the case of all other NEOs) approved the annual incentives after reviewing performance for the year. Annual incentives are paid in the first quarter of the year following the performance year.
•CLPs: Johnson & Johnson stopped granting CLPs in 2012. These variable, cash-based long-term incentives granted to Mr. Mongon, which were valued based on a formula tied to Johnson & Johnson’s net earnings per share, granted to Mr. Mongon vested and paid out in accordance with their original terms prior to the date of this registration statement. The values of CLPs are included in several tables in this prospectus, as follows:
◦Non-Equity Incentive Plan Compensation column of the 2022 Summary Compensation Table includes the dividend equivalents paid on vested CLPs.
◦Change in Pension Value and Non-Qualified Deferred Compensation Earnings column of the 2022 Summary Compensation Table includes the annual change in value of vested CLPs, but only to the extent that the unit values grow at a rate that exceeds a reference rate of return.

◦2022 Non-Qualified Deferred Compensation Table set forth below includes the value of the CLPs that were paid out at the end of their 10-year term.
The following table details the amounts included in the Non-Equity Incentive Plan Compensation column.

Name	Year	Annual Incentive	Value of CLP Dividend Equivalents Earned During the Fiscal Year	Total
T. Mongon	2022	$798,000	$—	$798,000
	2021	1,180,000	5,129	1,185,129
P. Ruh	2022	269,352	—	269,352
	2021	393,262	—	393,262
K. Widmer	2022	248,640	—	248,640
	2021	530,901	—	530,901
E. Xie	2022	345,140	—	345,140
	2021	477,391	—	477,391
C. Lawson	2022	434,654	—	434,654
(6)Reflects the increase in the present value of the accrued pension benefit and the above-reference-rate non-qualified deferred compensation earnings. The table below shows the change in pension values and above-reference-rate amounts for vested CLPs.

Name	Year	Change in Pension Present Value	Above Reference Rate Calculation for Vested CLPs	Total
T. Mongon	2022	$62,000	$—	$62,000
P. Ruh	2022	29,000	—	29,000
K. Widmer	2022	—	—	—
E. Xie	2022	12,000	—	12,000
C. Lawson	2022	—	—	—
The change in pension present value is not a current cash payment. The pensions are only paid after an employee is deemed to have “retired” (generally separation from employment, or if later, attainment of a specified age). See “—2022 Pension Benefits” below for details on the pension. The following factors affect the change in pension value reported above:
•Service, Pay and Age: The following factors increased the present values:
◦Service: An additional year of completed service was included in the calculation of benefits;
◦Pay: The NEOs’ pay, which determines the level of pension benefits, increased since the previous fiscal year-end; and
◦Age: Each executive is one year closer to the age when Johnson & Johnson assumes the pension payments will begin.
•Impact of Changes in Assumptions: The change in pension present value is highly sensitive to changes in mortality and interest rate assumptions, which can increase or decrease the value. The following tables detail the changes in actuarial assumptions and their net effect on the change in pension value.
U.S. Pension Plans

Year	Mortality Table	Discount Rate	Net Effect on Changes on Pension Present Value
2022	PRI-2012 Table, Generational Mortality Projection with Scale MMP-2021	5.41%	Decrease
2021	PRI-2012 Table, Generational Mortality Projection with Scale MMP-2021	2.89%	Increase

Non-U.S. Pension Plans

	U.K. Pension Benefits			Swiss Pension Benefits
Year	Mortality Table	Discount Rate	Net Effect on Changes on Pension Present Value	Mortality Table	Discount Rate	Net Effect on Changes in Pension Present Value
2022	SAPS S3 with weighting adjustments using CMI2019 core projections with 1.25% p.a. long-term improvement	4.92%	Decrease	BVG 2020 generational tables with CMI 2018, 1.25%	2.17%	Decrease
2021	SAPS S3 with weighting adjustments using CMI2019 core projections with 1.25% p.a. long-term improvement	1.92%	N/A	BVG 2020 generational tables with CMI 2018, 1.25%	0.23%	N/A
(7)Reflects the 2022 value of perquisites and other personal benefits and Johnson & Johnson contributions to its 401(k) and Excess Savings Plans.

Name	Perquisites and Other Personal Benefits	Registrant Contributions to Defined Contribution Plans	Total
T. Mongon	$155,621	$41,279	$196,900
P. Ruh	—*	23,379	23,379
K. Widmer	—*	24,406	24,406
E. Xie	1,000,272	23,940	1,024,212
C. Lawson	185,802	—	185,802
___________
*Total perquisites and other personal benefits amounted to less than $10,000.
Details for the amounts set forth in the Perquisites and Other Personal Benefits column above are as follows:
•T. Mongon: $155,621, which includes $151,396 for personal use of corporate aircraft, personal use of a company car and driver and home security-related costs.
•E. Xie: $1,000,272, which includes expenses related to Ms. Xie’s international assignment to Singapore at Johnson & Johnson’s request, consisting of (1) $895,991 related to moving and relocation, (2) $68,064 related to utilities, transportation and cost of living adjustments and (3) $36,217 related to tax equalization payments. The amounts described in (1) and (2) are inclusive of reimbursement of taxes incurred in connection with such benefits.
•C. Lawson: $185,802, which includes $111,559 for his contractual housing allowance, $41,348 for a company car allowance, relocation expenses and tax preparation services. These amounts are inclusive of reimbursement of taxes in connection with certain of the benefits described above.
Johnson & Johnson values perquisites and other personal benefits based on the incremental cost to Johnson & Johnson.
Johnson & Johnson calculates the incremental cost for personal use of the Johnson & Johnson aircraft as the sum of the cost of trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hangar or aircraft parking costs, fuel costs based on the average annual cost of fuel per mile flown and other smaller variable costs. Fixed costs such as aircraft purchase costs, maintenance not related to personal trips and flight crew salaries are not included.
Johnson & Johnson calculates the incremental cost for Johnson & Johnson cars and drivers for commuting and other personal transportation as the sum of the cost of fuel, driver overtime fees and other smaller variable costs. Fixed costs such as car purchase costs, maintenance not related to personal trips and driver salaries are not included.
Named Executive Officers were taxed on the imputed income attributable to their personal use of Johnson & Johnson aircraft and cars and did not receive tax assistance from Johnson & Johnson with respect to these amounts. These values were not paid to Named Executive Officers and consist primarily of driver overtime, fuel costs, landing fees, handling charges, crew expenses and other incidentals.
(8)Cash amounts for Mr. Lawson have been converted from CHF to U.S. dollars based on the fiscal year-end exchange rate of 1 CHF to 1.081 U.S. dollars.
2022 Grants of Plan-Based Awards Table
The table below shows the potential ranges of the 2022 annual incentive considered granted by Johnson & Johnson in 2022, as well as the PSUs, RSUs and options granted by Johnson & Johnson in 2022. The grant date fair values of stock awards and option awards reflected in the 2022 Summary Compensation Table are also included.

For a complete understanding of the table, please read the descriptions of each column that follow the table.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive)(1)			Estimated Future Payouts Under Equity Incentive Plan Awards (Performance Share Units)(2)			All Other Stock Awards: Number of Shares of Stock or Units (#)(3)	All Other Option Awards: Number of Securities Underlying Options (#)(4)	Exercise or Base Price of Option Awards ($/Sh)(4)	Closing Market Price on the Grant Date ($)(5)	Grant Date Fair Value of Stock and Option Awards ($)(6)
Name	Award	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
T. Mongon	Annual Incentive	—	—	925,000	1,850,000	—	—	—	—	—	—	—	—
	2022-2024 PSUs	2/14/2022	—	—	—	—	18,786	37,572	—	—	—	165.60	3,202,243
	RSUs	2/14/2022	—	—	—	—	—	—	3,131	—	—	165.60	478,990
	Stock Options	2/14/2022	—	—	—	—	—	—	—	61,849	165.89	165.60	1,436,969
P. Ruh	Annual Incentive	—	—	313,200	626,400	—	—	—	—	—	—	—	—
	2022-2024 PSUs	2/14/2022	—	—	—	—	3,072	6,144	—	—	—	165.60	523,650
	RSUs	2/14/2022	—	—	—	—	—	—	1,229	—	—	165.60	188,016
	Stock Options	2/14/2022	—	—	—	—	—	—	—	12,137	165.89	165.60	281,985
K. Widmer	Annual Incentive	—	—	409,125	818,250	—	—	—	—	—	—	—	—
	2022-2024 PSUs	2/14/2022	—	—	—	—	4,436	8,872	—	—	—	165.60	756,156
	RSUs	2/14/2022	—	—	—	—	—	—	1,774	—	—	165.60	271,392
	Stock Options	2/14/2022	—	—	—	—	—	—	—	17,523	165.89	165.60	407,121
E. Xie	Annual Incentive	—	—	401,325	802,650	—	—	—	—	—	—	—	—
	2022-2024 PSUs	2/14/2022	—	—	—	—	3,888	7,776	—	—	—	165.60	662,745
	RSUs	2/14/2022	—	—	—	—	—	—	1,555	—	—	165.60	237,889
	Stock Options	2/14/2022	—	—	—	—	—	—	—	15,361	165.89	165.60	356,890
C. Lawson	Annual Incentive(7)	—	—	403,251	806,502	—	—	—	—	—	—	—	—
	2022-2024 PSUs	2/14/2022	—	—	—	—	3,998	7,996	—	—	—	165.60	681,495
	RSUs	2/14/2022	—	—	—	—	—	—	1,599	—	—	165.60	244,620
	Stock Options	2/14/2022	—	—	—	—	—	—	—	15,795	165.89	165.60	366,973
__________________
(1)Reflects the threshold, target and maximum annual incentive amounts for 2022 performance. The J&J Compensation & Benefits Committee in the case of Mr. Mongon and the Johnson & Johnson Management Compensation Committee in the case of the other NEOs considered the applicable potential range when determining the actual annual incentives (included in the column labeled “Non-Equity Incentive Compensation” of the 2022 Summary Compensation Table).
(2)Reflects the threshold, target and maximum number of PSUs that were awarded in February 2022 based on 2021 performance.
(3)Reflects the number of RSUs awarded in February 2022 based on 2021 performance.
(4)Reflects the number of options awarded in February 2022 based on 2021 performance and their exercise price.
(5)Reflects the closing price of Johnson & Johnson common stock on the date of grant.
(6)Reflects the grant date fair values of PSUs, RSUs and options granted in 2022. The grant date fair values of stock awards and option awards are included in the columns labeled, respectively, “Stock Awards” and “Option Awards” in the 2022 Summary Compensation Table.
(7)Annual incentive amounts for Mr. Lawson have been converted from CHF to U.S. dollars based on the fiscal year-end exchange rate of 1 CHF to 1.081 U.S. dollars.
Details on Johnson & Johnson’s 2022 Long-Term Incentive Grant Date Fair Values
Assumptions used for PSUs, RSUs and options: Johnson & Johnson used the same grant date, common stock fair market value and dividend yield assumptions in calculating the fair values of the PSUs, RSUs and options.
Fair values of RSUs and PSUs tied to 2022-2024 EPS: Johnson & Johnson calculated the fair value of RSUs and PSUs tied to 2022-2024 EPS based on the common stock fair market value discounted by the expected dividend yield since dividends are not paid prior to vesting.
2022-2024 PSUs: Johnson & Johnson calculated the fair value of the 2022-2024 PSUs using the weighted average of the fair values of the EPS and relative TSR components. An independent third party calculated the fair value of the PSUs tied to relative TSR using a Monte Carlo simulation.

Options: Johnson & Johnson valued the options using the Black-Scholes model with the assumptions below.

Assumptions Used in PSU, RSU and Option Fair Value Calculations
Grant Date	2/14/2022
Johnson & Johnson Common Stock Fair Market Value (average of the high and low prices on the NYSE)	$165.89
Dividend Yield	2.70%

Fair Values of RSUs and PSUs Tied to 2022-2024 EPS Performance
RSUs	$152.983
2022-2024 PSUs Tied to 2022-2024 EPS Performance	$152.983

2022-2024 PSU Fair Value
Performance Measures	Weight	Fair Value
2022-2024 EPS	50%	$152.983
2022-2024 Relative TSR	50%	$187.934
Weighted Average		$170.459

2022 Option Fair Value
Exercise Price	$165.89
Risk Free Rate (determined based on U.S. treasury rate of seven years)	1.98%
Expected Volatility (calculated using blended historical average volatility and implied volatility on at-the-money, 2-year, traded options)	18.003%
Expected Life in Years (calculated based on historical data)	7.00
Fair Value	$23.234
2022 Outstanding Equity Awards at Fiscal Year-End
The table below shows the outstanding options, RSUs and PSUs as of fiscal year-end 2022.

				Option Awards				Stock Awards
				Number of Securities Underlying Unexercised Options (#)
Name	Grant Date(1)		Vesting Date(2)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(3)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(5)
T. Mongon	Options
		2/10/2020	2/10/2023	—	58,447	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	69,470	164.62	2/8/2031	—	—	—	—
		2/14/2022	2/14/2025	—	61,849	165.89	2/14/2032	—	—	—	—
	RSUs
		2/10/2020	2/10/2023	—	—	—	—	2,285	403,645	—	—
		2/8/2021	2/8/2024	—	—	—	—	3,163	558,744	—	—
		2/14/2022	2/14/2025	—	—	—	—	3,131	553,091	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	13,710	2,421,872	—	—
	2021-2023	PSU Award

				Option Awards				Stock Awards
				Number of Securities Underlying Unexercised Options (#)
Name	Grant Date(1)		Vesting Date(2)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(3)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(5)
		2/8/2021	2/8/2024	—	—	—	—	—	—	23,777	4,200,207
	2022-2024	PSU Award
		2/14/2022	2/14/2025	—	—	—	—	—	—	23,219	4,101,636
P. Ruh	Options
		2/10/2020	2/10/2023	—	18,721	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	12,945	164.62	2/8/2031	—	—	—	—
		2/14/2022	2/14/2025	—	12,137	165.89	2/14/2032	—	—	—	—
	RSUs
		2/10/2020	2/10/2023	—	—	—	—	1,464	258,616	—	—
		2/8/2021	2/8/2024	—	—	—	—	1,179	208,270	—	—
		2/14/2022	2/14/2025	—	—	—	—	1,229	217,103	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	3,660	646,539	—	—
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	3,693	652,368
	2022-2024	PSU Award
		2/14/2022	2/14/2025	—	—	—	—	—	—	3,797	670,740
K. Widmer	Options
		2/13/2017	2/13/2020	5,571	—	115.67	2/13/2027	—	—	—	—
		2/12/2018	2/12/2021	7,988	—	129.51	2/12/2028	—	—	—	—
		2/11/2019	2/11/2022	9,885	—	131.94	2/11/2029	—	—	—	—
		2/10/2020	2/10/2023	—	20,543	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	17,834	164.62	2/8/2031	—	—	—	—
		2/14/2022	2/14/2025	—	17,523	165.89	2/14/2032	—	—	—	—
	RSUs
		2/10/2020	2/10/2023	—	—	—	—	1,606	283,700	—	—
		2/8/2021	2/8/2024	—	—	—	—	1,624	286,880	—	—
		2/14/2022	2/14/2025	—	—	—	—	1,774	313,377	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	4,016	709,426	—	—
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	5,087	898,619
	2022-2024	PSU Award
		2/14/2022	2/14/2025	—	—	—	—	—	—	5,483	968,572
E. Xie	Options
		2/8/2016	2/9/2019	6,472	—	101.87	2/8/2026	—	—	—	—
		2/13/2017	2/13/2020	5,744	—	115.67	2/13/2027	—	—	—	—
		2/12/2018	2/12/2021	5,705	—	129.51	2/12/2028	—	—	—	—
		2/11/2019	2/11/2022	7,582	—	131.94	2/11/2029	—	—	—	—
		2/10/2020	2/10/2023	—	11,689	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	13,362	164.62	2/8/2031	—	—	—	—
		2/14/2022	2/14/2025	—	15,361	165.89	2/14/2032	—	—	—	—

				Option Awards				Stock Awards
				Number of Securities Underlying Unexercised Options (#)
Name	Grant Date(1)		Vesting Date(2)	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)(3)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#)(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested ($)(5)
	RSUs
		2/10/2020	2/10/2023	—	—	—	—	914	161,458	—	—
		2/8/2021	2/8/2024	—	—	—	—	1,217	214,983	—	—
		2/14/2022	2/14/2025	—	—	—	—	1,555	274,691	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	2,285	403,645	—	—
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	3,812	673,390
	2022-2024	PSU Award
		2/14/2022	2/14/2025	—	—	—	—	—	—	4,806	848,980
C. Lawson	Options
		2/10/2020	2/10/2023	—	4,208	151.41	2/10/2030	—	—	—	—
		2/8/2021	2/8/2024	—	4,620	164.62	2/8/2031	—	—	—	—
		2/14/2022	2/14/2025	—	15,795	165.89	2/14/2032	—	—	—	—
	RSUs
		2/10/2020	2/10/2023	—	—	—	—	329	58,118	—	—
		2/8/2021	2/8/2024	—	—	—	—	421	74,370	—	—
		2/14/2022	2/14/2025	—	—	—	—	1,599	282,463	—	—
	2020-2022	PSU Award
		2/10/2020	2/10/2023	—	—	—	—	822	145,206	—	—
	2021-2023	PSU Award
		2/8/2021	2/8/2024	—	—	—	—	—	—	1,318	232,825
	2022-2024	PSU Award
		2/14/2022	2/14/2025	—	—	—	—	—	—	4,941	872,828
__________________
(1)PSUs are considered granted when the performance goals are approved (according to U.S. accounting rules).
(2)Options, RSUs and PSUs granted prior to 2023 vest 100% three years from the date of grant. PSUs are not distributed until the percent of target vested based on performance is certified by the J&J Compensation & Benefits Committee at the end of the three-year performance period.
(3)PSUs that have been earned based on performance to date are reflected as awards that are no longer subject to performance criteria. See “—Compensation Discussion and Analysis—2020-2022 PSU Payout” for details.
(4)Johnson & Johnson calculated the estimated number of PSUs to vest in the future assuming:
•2021-2023 PSUs tied to (1) Relative TSR performance vest at 117.00% of target and (2) cumulative adjusted EPS performance vest at 133.60% of target.
•2022-2024 PSUs tied to (1) Relative TSR performance vest at 156.00% of target and (2) cumulative adjusted EPS performance vest at 91.20% of target.
(5)Johnson & Johnson calculated the market values of unvested RSUs and PSUs included in the table above using the closing price of Johnson & Johnson’s common stock on the NYSE on December 30, 2022, which was the last business day of Johnson & Johnson’s fiscal year 2022, or $176.65.

2022 Option Exercises and Stock Vested
The table below shows, for each of Kenvue’s NEOs, how many options, PSUs and RSUs were exercised or vested in 2022, as applicable, and their value when they were exercised or vested, as applicable.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
T. Mongon	83,074	$4,830,204	7,681	$1,285,328
P. Ruh	9,829	413,408	4,127	690,607
K. Widmer	3,575	201,880	4,150	694,455
E. Xie	—	—	3,184	532,805
C. Lawson	—	—	—	—
2022 Pension Benefits
The table below shows the present value of pension benefits as of year-end 2022 and payments during 2022 to Kenvue’s NEOs. For a complete understanding of the table, please read the description of the pension benefits that follow the table.

Name	Plan Name	Number of Years Credited Service	Normal Retirement Age	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
T. Mongon	Salaried Pension Plan	3.67	62	$99,000	—
	Excess Pension Plan	3.67	62	514,000	—
P. Ruh	Salaried Pension Plan	5.92	62	183,000	—
	Excess Pension Plan	5.92	62	341,000	—
K. Widmer	Salaried Pension Plan	28.83	62	1,198,000	—
	Excess Pension Plan	28.83	62	700,000	—
E. Xie	Salaried Pension Plan	7.33	62	203,000	—
	Excess Pension Plan	7.33	62	281,000	—
C. Lawson	UK Pension Plan	1.92	65	94,000	—
	Swiss Pension Plan	1.42	65	167,000	—
Johnson & Johnson calculated the present values in the table assuming, for each Named Executive Officer other than Mr. Lawson: (1) for the Salaried Pension Plan, a 5.40% discount rate; (2) for the Excess Pension Plan, a 5.42% discount rate; and (3) for both plans, the mortality assumptions provided under the PRI-2012 Table, Generational Mortality Projection with Scale MMP-2021.
Johnson & Johnson calculated the present values in the table for Mr. Lawson assuming: (1) for the Johnson & Johnson UK Group Employer-Financed Retirement Benefits Scheme (the “UK Pension Plan”), a 4.92% discount rate and the mortality assumptions provided under the SAPS S3 with weighting adjustments using CMI2019 core projections with 1.25% p.a. long-term improvement; and (2) for the Johnson & Johnson Pension Fund Switzerland (the “Swiss Pension Plan”), a 2.17% discount rate and the mortality assumptions provided under the BVG 2020 generational tables with CMI 2018, 1.25%.

The Named Executive Officers (other than Mr. Lawson) participate in Johnson & Johnson’s U.S. defined benefit pension plans on the same basis as other U.S. non-union employees. For all NEOs who participate in Johnson & Johnson’s U.S. defined benefit pension plans, other than Ms. Widmer, their pension benefit is determined solely under the formula applicable to employees hired on or after January 1, 2015 (the Retirement Value Plan, or “RVP”, formula). For Ms. Widmer, a portion of her pension benefit with a present value of $1,033,000 is determined under the formula applicable to employees hired prior to January 1, 2015 (the Final Average Pay formula), with the remainder of her pension benefits, representing the portion of her pension benefits earned after she recommenced service with Johnson & Johnson in 2015, determined under the RVP formula. The RVP and Final Average Pay formulas are described below.
Johnson & Johnson provides pension benefits to its employees to provide retirement income, facilitate succession and motivate long-term service. Johnson & Johnson’s pension benefits are paid as described below.
•U.S. Final Average Pay Pension Formula: This formula describes a monthly annuity amount payable for life once the employee is deemed to have “retired” from Johnson & Johnson (generally separation from Johnson & Johnson, or if later, attainment of a specified age).
◦Retirement Age: At age 62 employees can begin receiving unreduced pension payments. At age 55 they can begin receiving reduced pension benefits. If an employee begins receiving his or her pension before age 62, the pension is reduced by 4% per year for each year before age 62.
◦Monthly Annuity Amount: The monthly annuity amount is calculated as:
(1)Final average earnings multiplied by 1.667%, multiplied by years of service prior to 2005, plus
(2)Final average earnings multiplied by 1.55%, multiplied by years of service after 2004, minus
(3)Age 65 Social Security benefits multiplied by 1.429%, multiplied by total years of service.
◦Final Average Earnings: Final average earnings is the average of the highest consecutive 60 months out of the last 120 months of pay. Earnings include base salary and annual incentive payouts.
◦Benefits Paid as an Annuity: Pension benefits must be taken in the form of an annuity.
•U.S. Retirement Value Plan Pension Formula: This formula describes a lump sum payable at the time the employee is deemed to have “retired” from Johnson & Johnson (generally separation from Johnson & Johnson, or if later, attainment of a specified age).
◦Retirement Age: At age 62 employees can receive an unreduced pension payment. If an employee receives his or her pension before age 62, the pension is reduced for early commencement for each year before age 62.
◦Lump Sum Amount: Johnson & Johnson calculates the lump sum amount as an RVP credit of 15% of “plan earnings” (see below) for each year of service. The sum of each year’s RVP credits equals the pension benefit payable as a lump sum at age 62.
◦Plan Earnings: Earnings include base salary and annual incentive payouts.
◦Form of Benefit Payment: The Excess Pension Plan benefit is only available as a lump sum. The RVP Salaried Plan benefit amount is expressed as a lump sum but can also be payable in one of the optional annuity forms available under the RVP Salaried Plan.
•U.S. Pension Plans: Johnson & Johnson pays its U.S. pensions from the Salaried and Excess Pension Plans as follows:
◦Salaried Pension Plan: The Salaried Pension Plan applies the Final Average Pay and RVP formulas, as applicable, to pay up to the IRS’s covered compensation limit. The limit was $305,000 in 2022.

◦Excess Pension Plan: The Excess Pension Plan uses the Final Average Pay and RVP formulas, as applicable, without applying the IRS pay limits. The Excess Pension Plan’s payments are reduced by amounts paid from the Salaried Pension Plan. U.S. non-union employees participate in the Excess Pension Plan if their covered compensation exceeds the IRS limit.
•UK Pension Formula: This formula describes a monthly annuity amount payable for life once the employee is deemed to have “retired” from Johnson & Johnson (generally separation from Johnson & Johnson, or if later, attainment of a specified age).
◦Retirement Age: At age 65 employees can begin receiving unreduced pension payments. If an employee begins receiving his or her pension before age 65, the pension is reduced for early commencement.
◦Monthly Annuity Amount: The annualized annuity amount is calculated as 1/90th of plan earnings for each year of service. This annual amount is then paid in monthly installments.
◦Plan Earnings: Earnings include base salary only.
◦Benefits Paid as an Annuity: Pension benefits must be taken in the form of an annuity. Payments are indexed by the Retail Price Index, subject to a cap of 2.5% annually (assumed to result in an increase of 2% p.a. on average).
•Swiss Pension Formula: A lump sum payable at retirement is determined by a cash balance plan formula.
◦Retirement Age: The normal retirement age under the Swiss Pension Plan is age 65; however, employees can retire as early as age 58. If an employee begins receiving his or her pension before age 65, the pension is reduced for early commencement.
◦Lump Sum Amount: Each year the employee’s account balance is increased with retirement credits that vary depending on the employee’s age and elected contribution amount. The cash balance account is accumulated with interest at a rate equal to inflation plus 1.5%. The cash balance account at retirement is multiplied by a conversion rate to determine the annuity payable at retirement.
◦Eligible Earnings: Earnings include base salary only.
◦Form of Benefit Payment: The pension benefit can be payable as a lump sum or annuity under the Swiss Pension Plan.
In connection with the Kenvue IPO, Johnson & Johnson agreed to generally retain all liabilities and assets under its defined benefit pension plans, unless otherwise required by law. Following the Kenvue IPO, Kenvue generally does not provide defined benefit pension benefits to its employees, including in the United States, except where it was required to assume plans from Johnson & Johnson pursuant to applicable law. However, Johnson & Johnson agreed that Kenvue’s U.S. and Canada-based employees (other than those based in Quebec) will receive service credit through the completion of the Split-Off and for up to 15 years thereafter for purposes of vesting and early retirement subsidies (but not for purposes of eligibility or benefit accrual). Kenvue will reimburse Johnson & Johnson for the estimated cost of such service credit.
2022 Non-Qualified Deferred Compensation
The table below shows Kenvue’s Named Executive Officers’ year-end non-tax-qualified compensation deferral plan balances in Johnson & Johnson’s Excess Savings Plan. It also shows how much Johnson & Johnson contributed to the Excess Savings Plan, the earnings on the deferred compensation and withdrawals and distributions during the year. For a complete understanding of the table, please read the descriptions of the columns that follow the table.

Name	Registrant Contributions in Last FY(1) ($)	Aggregate Earnings in Last FY(2) ($)	Aggregate Withdrawals / Distributions(3) ($)	Aggregate Balance at Last FYE(4) ($)
T. Mongon	27,554	(13,553)	197,135	89,700
P. Ruh	9,654	(8,187)	—	48,018
K. Widmer	10,681	(10,286)	—	61,739
E. Xie	10,215	(5,922)	—	37,994
C. Lawson	—	—	—	—
__________________
(1)Includes Johnson & Johnson contributions to the Named Executive Officers’ Excess Savings Plan accounts. These amounts are included in the “All Other Compensation” column of the 2022 Summary Compensation Table.
(2)Includes earnings on the Excess Savings Plan. The earnings or losses on the Excess Savings Plan balances are based on market rates of return as described in the footnote to the “Change in Pension and Non-Qualified Deferred Compensation Earnings” column of the 2022 Summary Compensation Table. Therefore, there are no above-market earnings from this plan and the amounts are not included in the “Change in Pension Value and Non-Qualified Deferred Compensation Earnings” column of the 2022 Summary Compensation Table.
(3)Includes the payouts of vested CLPs awarded in 2012 at the end of their 10-year terms.
(4)Includes the Excess Savings Plan balances. Johnson & Johnson’s 401(k) Savings Plan provides a matching contribution of 4.5% of base salary to employees who contribute at least 6% of base salary. The base salary covered under this plan is limited by the IRS’s covered compensation limit. The limit was $305,000 in 2022. The Excess Savings Plan credits an unfunded account with 4.5% of the amount of the base salary over the IRS limit.
•Earnings: The accounts were credited with earnings equal to the return on each Named Executive Officer’s default Target Date Fund, as determined by birth year.
•Distribution: Account balances will be paid out in a lump sum, six months after termination, unless the participant made an irrevocable deferral or installment election before December 15, 2008.
As described below, under “Post-IPO Compensation Programs—Excess Savings Plan”, in connection with the Kenvue IPO, Kenvue adopted the Kenvue Excess Savings Plan, with terms substantially similar to those of the Johnson & Johnson Excess Savings Plan.
2022 Potential Payments upon Termination
Johnson & Johnson pays earned and unpaid compensation to its employees upon terminations as described below. In addition, depending upon the circumstances of the termination and the employee’s age and years of service, Johnson & Johnson pays severance, provides continued health benefit coverage and provides continued vesting in long-term incentive awards as described below. Other than Mr. Lawson, none of Kenvue’s NEOs were party to an employment agreement with Johnson & Johnson, and Johnson & Johnson does not provide any change-in-control benefits. The Compensation & Human Capital Committee is reviewing, and will periodically review, Kenvue’s compensation program to ensure it aligns with Kenvue’s compensation philosophy and Kenvue’s business needs and strategic priorities along with the interests of Kenvue’s shareholders.
•Earned but Unpaid Compensation: Upon any termination of employment as of year-end 2022, employees would receive their 2022 annual incentive and vested non-qualified deferred compensation. They would also be entitled to their pension benefits upon retirement. If a Named Executive Officer had terminated as of year-end 2022, he or she would have received his or her:
◦Earned but Unpaid Annual Incentives for 2022: An employee must be employed through the end of the year to be eligible for a non-pro-rated annual incentive payout. However, in case of involuntary termination for cause, these amounts would be forfeited. See the table in the footnote to the “Non-Equity Incentive Compensation” column of the 2022 Summary Compensation Table for the annual incentive amounts.
◦Vested Non-Qualified Deferred Compensation Balances: See “—2022 Non-Qualified Deferred Compensation” for the year-end balances.

◦Pension Benefits upon Retirement: See “—2022 Pension Benefits” for details.
•Severance, Healthcare Coverage and Long-Term Incentives: The table below shows the value of cash severance, continued healthcare coverage and continued vesting in long-term incentive awards as if the Named Executive Officers had terminated as of year-end 2022 under the circumstances shown below. For a complete understanding of the table, please read the descriptions of the types of payments that follow the table.
•No Automatic Change-in-Control Benefits: Johnson & Johnson does not have any change-in-control agreements or arrangements in place. In addition, there are no change-in-control provisions in any of Johnson & Johnson’s compensation plans, except for its 2022 Plan. The 2022 Plan only provides for a change-in-control benefit in the event that outstanding awards granted under the 2022 Plan are not assumed or substituted by the acquirer in connection with a change in control, in which case, the awards will vest and any performance conditions will be deemed to be achieved at the greater of target or actual performance levels as of the date of the change in control. If outstanding awards are assumed or substituted, the awards will remain outstanding and will continue to vest following the change in control.

Name	Type of Payment	Voluntary Termination ($)	Involuntary Termination Without Cause ($)(2)	Involuntary Termination with Cause ($)	Death ($)	Disability ($)
T. Mongon	Cash Severance	—	925,000	—	—	—
	Healthcare Coverage	—	101,000	—	10,000	345,000
	Long-Term Incentives	—	—	—	15,215,616	15,215,616
	Total	—	1,026,000	—	15,225,616	15,560,616
P. Ruh	Cash Severance	—	522,000	—	—	—
	Healthcare Coverage	—	19,000	—	10,000	325,000
	Long-Term Incentives	—	—	—	3,412,476	3,412,476
	Total	—	541,000	—	3,422,476	3,737,476
K. Widmer	Cash Severance	—	587,462	—	—	—
	Healthcare Coverage	120,000	125,000	120,000	64,000	213,000
	Long-Term Incentives	4,382,169	4,382,169	—	4,382,169	4,382,169
	Total	4,502,169	5,094,631	120,000	4,446,169	4,595,169
E. Xie	Cash Severance	—	535,100	—	—	—
	Healthcare Coverage	—	19,000	—	10,000	335,000
	Long-Term Incentives	—	—	—	3,198,206	3,198,206
	Total	—	554,100	—	3,208,206	3,533,206
C. Lawson	Cash Severance(1)	—	268,834	—	—	—
	Healthcare Coverage	—	—	—	—	—
	Long-Term Incentives	—	—	—	1,997,553	1,997,553
	Total	—	268,834	—	1,997,553	1,997,553
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(1)Severance amounts for Mr. Lawson do not include six months of additional base salary payments pursuant to Mr. Lawson’s non-compete covenant, which would not be payable in the event such covenant is waived. Severance amounts for Mr. Lawson have been converted from CHF to U.S. dollars based on the fiscal year-end exchange rate of 1 CHF to 1.081 U.S. dollars.
(2)For Named Executive Officers other than Ms. Widmer, if the termination qualified as a RIF or Specified Divestiture, a portion of his or her long-term incentive awards would have also vested, as quantified below under “Terminations Due to Reduction in Force or Specified Divestiture.” If a Named Executive Officer had terminated without cause as of fiscal year-end 2022, the payment of his or her engagement award that is contingent on the successful Distribution or other disposition of the shares of Kenvue’s common stock owned by Johnson &

Johnson following the Kenvue IPO would have been accelerated. The amounts of such engagement awards are: (1) for Mr. Mongon, $3,000,000; (2) for Mr. Ruh, $2,000,000; and (3) for each of Mses. Widmer and Xie and Mr. Lawson, $1,500,000.
Terminations Due to a Reduction in Force or Specified Divestiture
Johnson & Johnson’s unvested outstanding long-term incentive awards are subject to special provisions in the event of a termination due to a RIF or Specified Divestiture (as detailed in “—Compensation Discussion and Analysis—Components of Executive Compensation”). As of December 30, 2022, only Ms. Widmer was eligible for Qualifying Separation treatment of her long-term incentive awards. For Ms. Widmer, termination:
•Due to a RIF would result in amounts equal to those in the “Involuntary Termination Without Cause” column of the 2022 Potential Payments upon Termination table; and
•Due to a Specified Divestiture would result in equity incentive amounts equal to those in the “Involuntary Termination Without Cause” column of the table set forth in “—2022 Potential Payments upon Termination.”
For each of Kenvue’s NEOs other than Ms. Widmer, if such NEO had been terminated due to either a RIF or Specified Divestiture, he or she would have been eligible to receive a pro-rated portion of his or her unvested long-term incentive awards. As of December 30, 2022, the total value of such NEOs’ pro-rated long-term incentive awards were: Mr. Mongon - $9,237,639; Mr. Ruh - $2,268,003; Ms. Xie - $1,869,348; and Mr. Lawson - $915,555.
Cash Severance
Prior to the Kenvue IPO, the Named Executive Officers (other than Mr. Lawson) participated in Johnson & Johnson’s U.S. Severance Pay Plan, which provides benefits to certain full-time, non-union U.S. employees who are involuntarily terminated. The U.S. Severance Pay Plan provides two weeks’ base salary for each year of service, with guaranteed minimums based on an employee’s level. The minimum for Kenvue’s Named Executive Officers was 52 weeks of base salary. Severance is paid according to Johnson & Johnson’s normal payroll cycle. Johnson & Johnson does not pay severance as a lump sum payment.
In order to receive the full number of weeks of base salary under Johnson & Johnson’s U.S. Severance Pay Plan, U.S. employees must sign a release agreement and comply with the conditions set forth in the agreement, which may include: compliance with non-competition provisions; release of all claims and rights; and any other terms set forth in the agreement. If U.S. employees do not sign the release agreement, the severance amount is four weeks of base salary.
Mr. Lawson was eligible to receive severance pursuant to Johnson & Johnson’s Swiss Severance Formula, which provides benefits to Swiss employees who are involuntarily terminated. The Swiss Severance Formula provides a benefit that varies by age and years of service. For Mr. Lawson, Johnson & Johnson would have provided one month per year of service, with a guaranteed minimum of six months. Severance is paid as a lump-sum payment. In addition, Mr. Lawson’s non-competition covenant provides that, as consideration for such covenant, he will continue to receive 50% of his base salary during the 12-month period the covenant remains in effect after Mr. Lawson’s termination of employment for any reason. Kenvue may choose to waive the covenant, and the obligation to make the foregoing payment, provided it does so within 15 days after Mr. Lawson’s employment is terminated.

The table below shows how the “Cash Severance” amounts set forth in the table in “—2022 Potential Payments upon Termination” were calculated.

Name	Salary Rate as of Year-End ($)	Years of Eligible Service (#)	Weeks of Base Salary Continuation			Total Amount of Cash Severance ($)
			Accrued (#)	Minimum (#)	Final (#)
T. Mongon	$925,000	22	44	52	52	$925,000
P. Ruh	522,000	5	10	52	52	522,000
K. Widmer	545,500	28	56	52	56	587,462
E. Xie	535,100	7	14	52	52	535,100
C. Lawson	537,668	3	13	26	26	268,834(1)
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(1)Does not include six months of additional base salary payments pursuant to Mr. Lawson’s non-compete covenant.
Healthcare Coverage
Upon termination of employment, all Johnson & Johnson non-union U.S. employees receive continued healthcare coverage that varies based upon the termination circumstances. The “Healthcare Coverage” amounts set forth in the table in “—2022 Potential Payments upon Termination” are the present values of continued healthcare coverage. The values vary based upon the termination circumstances as follows:

Healthcare Coverage	Eligibility	Eligible Named Executive Officers	Voluntary Termination	Involuntary Termination Without Cause	Involuntary Termination with Cause	Death	Disability
Retiree	U.S. employees age 55 with ten years of service	Widmer	✓	✓ Begins at the end of the cash severance period	✓	✓ Coverage for Dependents	✓
Separation	Employees between ages 50 and 54 with ten years of service who are involuntarily terminated without cause	Mongon	Not applicable	✓ Begins at the earlier of the end of the cash severance period or 52 weeks and ends at age 65	Not applicable	Not applicable	Not applicable
Active-employee	All U.S. employees	Ruh Xie	No continued coverage	✓ While on severance - up to 52 weeks	No continued coverage	✓ Coverage for Dependents for 6 months	✓ While on long-term disability
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Note: “✓” means eligible for coverage
Long-Term Incentives
The “Long-Term Incentives” amounts set forth in the table in “—2022 Potential Payments upon Termination” are the value of unvested long-term incentive awards as of year-end 2022. The values vary based upon the termination circumstances as described in “—Components of Executive Compensation—Long-Term Incentive Vesting and Treatment Upon Termination.”

Kenvue Termination Payments
Other than for individual employment agreements that were assumed by Kenvue in connection with the Kenvue IPO, Kenvue does not currently have any severance or other termination plan, program or agreement applicable to its executive officers. In connection with its review of Kenvue’s compensation programs, Kenvue’s Compensation & Human Capital Committee will determine whether to make available any such plan, program or agreement to Kenvue’s executive officers, taking into account the best interests of Kenvue’s shareholders, the importance of such arrangements to attract, retain and motivate qualified personnel, the severance arrangements that were provided by Johnson & Johnson and general market practice.
Post-IPO Compensation Programs
Overview
Kenvue’s Compensation & Human Capital Committee is in the process of reviewing Kenvue’s compensation programs, and will continue to periodically review each of the elements of Kenvue’s compensation programs on a go-forward basis, including in respect of incentive programs for fiscal year 2024. In particular, the Kenvue IPO has enabled Kenvue to offer key employees compensation directly linked to the performance of Kenvue’s business, which Kenvue expects will enhance Kenvue’s ability to attract, retain and motivate qualified personnel and serve the interests of Kenvue’s shareholders. The following describes some of Kenvue’s current compensation programs that were implemented in connection with the Separation.
Conversion of Certain J&J Equity Awards
At the time of the Separation, Johnson & Johnson equity awards held by Kenvue’s employees generally converted into equivalent Kenvue equity awards under the Kenvue LTIP (as defined below) with adjustments to the number of awards and option exercise prices to preserve the award’s value. In connection with such conversion, the performance criteria applicable to any outstanding performance-based awards was deemed satisfied at the target level, unless two years have been completed in the performance period, in which case performance was deemed satisfied at the level of actual performance for such years. All other vesting terms and conditions were not affected by the conversion. The conversion ratio, determined in accordance with the Employee Matters Agreement, was 7.408190.
Kenvue Long-Term Incentive Plan
The Kenvue Long-Term Incentive Plan (the “Kenvue LTIP”) became effective on May 8, 2023. The Kenvue LTIP is a comprehensive incentive plan that permits Kenvue to grant both equity-based and non-equity based compensation awards to Kenvue’s employees, non-employee directors, independent contractors and consultants, as well as those of Kenvue’s eligible subsidiaries and affiliates.
Administration
The Kenvue LTIP is administered by Kenvue’s Compensation & Human Capital Committee or Kenvue’s board of directors (as applicable, the “Administrator”). Subject to the provisions of the Kenvue LTIP, the Administrator is authorized and empowered to do all things that it determines to be necessary or appropriate in connection with the administration of the Kenvue LTIP. To the extent permitted by law, the Administrator is able to delegate its authority to one or more of its members or other persons, except that no such delegation will be permitted with respect to awards granted to Participants (as defined below) who are subject to Section 16 of the Exchange Act.
Subject to the provisions of the Kenvue LTIP, the Administrator has the authority, among others, to select eligible persons to receive awards, determine the terms and conditions of, and all other matters relating to, awards, approve award agreements and the rules and regulations for the administration of the Kenvue LTIP, construe and interpret the Kenvue LTIP and award agreements, amend the terms of any award and make all other determinations as the Administrator may deem necessary or advisable for the administration of the Kenvue LTIP.

Aggregate Number of Shares
The maximum aggregate number of shares of Kenvue Common Stock that may be issued or acquired and delivered under the Kenvue LTIP is 10% of the outstanding shares of Kenvue Common Stock following the Kenvue IPO, including shares held by Johnson & Johnson, rounded down to the nearest one hundred thousand shares.
Shares subject to awards that are canceled, expired, forfeited or otherwise not issued under an award, and shares subject to awards settled in cash, will not count as shares issued under the Kenvue LTIP and will be available for issuance in connection with future awards under the Kenvue LTIP. Any shares that again become available for grant under the Kenvue LTIP will be added back as the number of shares that were counted with respect to such award against the number of shares available for issuance under the Kenvue LTIP. However, (1) shares subject to stock-settled stock appreciation rights awards (“SARs”) that were not issued upon the net settlement or net exercise of such SAR, (2) shares delivered to or withheld to pay the exercise price of an option (“Option”), (3) shares delivered to or withheld to pay the withholding taxes related to any equity-based award granted under the Kenvue LTIP and (4) shares repurchased on the open market with cash proceeds from the exercise of an option will not be added back to the shares available for issuance under the Kenvue LTIP. Any shares delivered under the Kenvue LTIP upon the exercise or satisfaction of a substitute award granted in connection with any acquisition, merger, consolidation or otherwise (“Substitute Award”), including Johnson & Johnson equity awards that are converted into Kenvue equity awards in accordance with the Employee Matters Agreement, will not reduce the shares available for issuance under the Kenvue LTIP.
Certain Award Limitations
Minimum Vesting Requirement
All equity-based awards granted under the Kenvue LTIP (other than awards representing a maximum of 5% of the shares reserved for issuance under the Kenvue LTIP) will be granted subject to a minimum vesting period of 12 months, such that no awards may vest prior to the first anniversary of the grant date. Notwithstanding the foregoing, the Administrator may accelerate the vesting of awards prior to the first anniversary of the grant date (1) due to the Participant’s death, disability, retirement, leave of absence or termination of employment or service, or upon a divestiture, reduction in force or sale or disposition of a subsidiary or division or any other similar event, in each case as determined by the Administrator, (2) in connection with a Change of Control (as described below) or (3) in connection with the grant of a Substitute Award in replacement of an award scheduled to vest within 12 months following the date of grant of such Substitute Award.
Director Compensation Limit
No non-employee director will be paid or granted, in any single fiscal year, cash compensation and equity-based awards (including any awards issued under the Kenvue LTIP) with an aggregate grant date value greater than $800,000. The Administrator may make exceptions to increase such limit to $1,000,000 for an individual non-employee director in extraordinary circumstances, such as where a non-employee director serves as the non-executive chair of the Board or lead independent director or as a member of a special litigation or transactions committee of the Board, as the Administrator may determine in its sole discretion; provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation.
Incentive Stock Option Limit
The aggregate number of shares of Kenvue Common Stock that may be issued pursuant to the exercise of incentive stock options (“ISOs”) will not exceed 10% of the outstanding shares of Kenvue Common Stock following completion of the Kenvue IPO, including shares held by Johnson & Johnson, rounded down to the nearest one hundred thousand shares.
Adjustments Upon Changes in Capitalization
In the event of any merger, reorganization, consolidation, recapitalization, reclassification, stock split, reverse stock split, spin-off, combination or exchange of shares of Kenvue Common Stock, dividend or distribution of securities, property or cash (other than regular, quarterly cash dividends) or any other event or transaction that affects the number or kind of shares of Kenvue Common Stock outstanding (a “Change in Capitalization”), the number and kind of shares available for issuance under the Kenvue LTIP (including under any outstanding awards), the number and kind of shares subject to the limitations on awards set forth in the Kenvue LTIP, and the terms of any outstanding award (including the number and kind of shares of Kenvue Common Stock subject to such award, the price, vesting and other terms, including any performance goals and the identity of the “Corporation”) will be equitably adjusted by the Administrator. Such other equitable substitutions or adjustments will be made as may be determined by the Administrator in its sole discretion. In addition, in connection with a Change in Capitalization, the Administrator may provide, in its sole discretion, for the cancellation of any outstanding award in exchange for payment in cash or other property having an aggregate fair market value equal to the fair market value of the shares of Kenvue Common Stock, cash or other property covered by such award, reduced by the aggregate exercise price thereof, if any, or, in the case of an outstanding Option or SAR, establishing a date upon which such award will expire unless exercised thereto; provided that if the exercise price of any outstanding award is equal to or greater than the fair market value of the shares of Kenvue Common Stock, cash or other property covered by such award, the Administrator may cancel such award without the payment of any consideration to the Participant.
Adjustments Upon Change of Control
In the event that a “Change of Control” (as defined in the Kenvue LTIP) occurs and an award is assumed or substituted, then such award will be continued in accordance with its applicable terms and vesting will not be accelerated unless the applicable Participant experiences an involuntary termination without “cause” or a voluntary termination for “good reason” (each as defined in the Kenvue LTIP) within two years following the Change of Control. In the case of such termination, the vesting of each award held by the terminated Participant will fully accelerate as of the date of such termination, with any applicable performance goals deemed achieved at the greater of target levels of achievement and actual levels of achievement (based on performance as of the date of the Change of Control) and, if such award constitutes “deferred compensation” within the meaning of Section 409A of the Code, it will be settled on the earliest permissible payment event date following such termination. If an award is not assumed or substituted for, generally it will vest and all restrictions will lapse as of immediately prior to the Change of Control, and if the award is a performance award then all performance criteria will be deemed achieved at the greater of (1) target levels of achievement and (2) actual levels of achievement determined by the Administrator in its sole discretion as of the date of the Change of Control.
Awards
Stock Options
The Administrator will establish the exercise price per share under each Option, which unless such Option was granted as a Substitute Award, will not be less than the fair market value of a share on the date the Option is granted. The Administrator will establish the term of each Option, which in no case may exceed a period of 10 years from the date of grant. Options granted under the Kenvue LTIP may either be ISOs or nonqualified stock options. Except for adjustment in connection with a Change in Capitalization, at any time when the exercise price of an Option is above the fair market value of a share, Kenvue will not, without shareholder approval, reduce the exercise price of such Option and shall not exchange such Option for cash or a new award with a lower exercise price.
SAR Awards
A SAR provides the right to the monetary equivalent of the increase in value of a specified number of shares of Kenvue Common Stock over a specified period of time after the SAR is granted. SARs may be granted to Participants either in tandem with or as a component of other awards granted under the Kenvue LTIP (“tandem SARs”) or not in conjunction with other awards (“freestanding SARs”). All freestanding SARs will be granted subject to the same terms and conditions applicable to Options as set forth in the preceding section and in the Kenvue LTIP, and all tandem SARs will have the same exercise price, vesting, exercisability, forfeiture and termination provisions as the award to which they relate. Except for adjustment in connection with a Change in Capitalization, at any time when the exercise price of a SAR is above the fair market value of a share, Kenvue will not, without shareholder approval, reduce the exercise price of such SAR and shall not exchange such SAR for cash or a new award with a lower exercise price.
Restricted Shares and RSUs
An award of restricted shares is an award or issuance of shares, the grant, issuance, retention, vesting and transferability of which is subject during specified periods of time to conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. RSUs are awards denominated in shares under which the issuance of shares, cash or a combination thereof is subject to conditions (including continued employment or performance conditions) and terms as the Administrator deems appropriate. Participants holding restricted shares granted under the Kenvue LTIP will be able to exercise full voting rights with respect to those shares during the period of restriction. Participants will have no voting rights with respect to shares underlying RSUs unless and until such shares are reflected as issued and outstanding shares on Kenvue’s stock ledger.
Performance Shares and PSUs
Performance shares and PSUs, which are similar to restricted shares and RSUs, respectively, provide the opportunity to receive shares upon the attainment of performance goals and satisfaction of other terms and conditions determined by the Administrator. Performance shares and PSUs will be earned based on the achievement or satisfaction of the corresponding performance goals and other terms and conditions. Participants receiving performance shares or PSUs will only have the rights of a shareholder with respect to shares actually received by the Participant upon satisfaction or achievement of the terms and conditions of such award and not with respect to shares subject to the award but not actually issued to the Participant. Participants holding performance shares granted under the Kenvue LTIP will be able to exercise full voting rights with respect to those shares during the period of restriction. Participants will have no voting rights with respect to shares underlying PSUs unless and until such shares are reflected as issued and outstanding shares on Kenvue’s stock ledger.
Dividends and Dividend Equivalent Rights
Any right to receive dividends or distributions with respect to RSUs, PSUs, performance shares or other stock-based awards will be treated as described in the applicable award agreement and the Administrator will determine whether any such dividends or distributions will be (1) automatically reinvested in additional awards of the same type that are subject to the same vesting conditions and restrictions on transferability as the awards with respect to which they were distributed or (2) accrued and paid in cash at the same time (and to the extent) that the awards with respect to which they were distributed are vested and/or settled, as applicable; provided that such dividends or distributions may not be paid currently on unvested awards of any type.
Other Stock-Based Awards
In addition to the awards described above, other forms of equity-based awards valued in whole or in part by reference to or otherwise based on shares, including fully vested shares, will be eligible to be granted to Participants, either alone or in addition to other awards under the Kenvue LTIP. The Administrator will determine the individuals to whom and the time or times at which such other stock-based awards may be granted, the number of shares to be granted pursuant to such other stock-based awards and the manner in which such other stock-based awards will be settled.
Cash Awards
Awards that are payable solely in cash will be eligible to be granted to Participants under the Kenvue LTIP. Cash awards may be granted with value and payment contingent upon the attainment of performance or the satisfaction of other terms and conditions, as determined by the Administrator.
Deferrals
Subject to the terms of the Kenvue LTIP, the Administrator is permitted to provide for the deferred delivery of shares of Kenvue Common Stock or payment of cash, as applicable, upon settlement, vesting or other events with respect to awards granted under the Kenvue LTIP other than Options and SARs.

Termination and Amendments
The Administrator is permitted at any time to terminate, or from time to time to amend, the Kenvue LTIP, or alter any award agreement or other document evidencing an award granted under the Kenvue LTIP; provided that no such amendment, alteration or termination of the Kenvue LTIP may be made which, without first obtaining shareholder approval, would: (1) increase the maximum number of shares of Kenvue Common Stock that may be issued under the Kenvue LTIP (except to the extent such amendment is made pursuant to a Change in Capitalization); (2) extend the maximum period during which awards may be granted under the Kenvue LTIP; (3) change the class of Participants eligible to receive awards under the Kenvue LTIP; (4) reduce the exercise price of outstanding Options and SARs; or (5) otherwise require shareholder approval in order to be effective. No termination or amendment to the Kenvue LTIP or an award may be made which would adversely affect any rights or obligations with respect to any awards granted prior to the date of such termination or amendment, except to the extent that the Administrator reasonably determines that such termination or amendment is necessary or appropriate to comply with applicable law, rules and regulations or to meet the requirements of, or avoid adverse financial accounting consequences under, any accounting standard.
Compensation Recoupment Policy
Subject to the terms and conditions of the Kenvue LTIP, the Administrator is permitted to provide that any Participant and/or any award granted under the Kenvue LTIP will be subject to any recovery, recoupment, clawback and/or other forfeiture policy maintained by Kenvue from time to time or otherwise required by applicable law, regulation or stock exchange listing requirement. On October 26, 2022, the SEC adopted rules implementing the clawback provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”). The final rules directed the stock exchanges to establish listing standards requiring listed companies to develop and implement a policy providing for the recovery of erroneously awarded incentive-based compensation received by current or former executive officers and to satisfy related disclosure obligations. The NYSE subsequently adopted, and the SEC approved, a new listing standard which implements the clawback requirements, with a mandatory compliance date currently set for December 1, 2023. Kenvue intends to amend its executive compensation recoupment policy to reflect these new requirements by the compliance date.
Engagement Awards
In connection with the Kenvue IPO, Johnson & Johnson granted “Engagement Awards” to certain key employees who were expected to contribute significantly to the success of the Kenvue IPO and the Kenvue business prior to and following the completion of the Kenvue IPO, including each of Kenvue’s NEOs. Each Engagement Award granted to Kenvue’s executive officers will be paid, in cash, by Kenvue in two equal installments on each of the Distribution Date (as defined below) and the six-month anniversary of the Distribution Date.
Each installment of the Engagement Award granted to Kenvue’s executive officers located in the United States will be subject to the recipient’s execution of a release of claims, satisfactory performance of his or her job responsibilities and continued employment through the date such installment becomes payable, except that any unearned Engagement Award installments will become immediately earned and payable upon the recipient’s termination of employment without “cause”. In addition, prior to payment of any portion of an Engagement Award, certain recipients must execute a restrictive covenant agreement relating to Kenvue’s business (e.g., those not currently subject to a non-compete or whose non-compete could not legally be assigned to Kenvue).
The Engagement Awards granted to Kenvue’s NEOs have the following aggregate values: $3,000,000 for Mr. Mongon; $2,000,000 for Mr. Ruh; and $1,500,000 for each of Mses. Widmer and Xie and Mr. Lawson. The foregoing amounts were awarded subject to a potential 20% reduction in the event that Johnson & Johnson did not meet its 2022 EBITDA objective. In early 2023, it was determined that Johnson & Johnson had met its 2022 EBITDA objective, so the reduction provisions in the engagement awards were not triggered.
Excess Savings Plan
In contemplation of the Kenvue IPO, Kenvue adopted the Kenvue Excess Savings Plan, effective as of January 1, 2023. The Kenvue Excess Savings Plan is an unfunded U.S. nonqualified defined contribution plan that has substantially similar terms and conditions as Johnson & Johnson’s Excess Savings Plan (as described in footnote 4 to the table in “Executive and Director Compensation—Executive Compensation Tables—2022 Non-Qualified Deferred Compensation”). These terms and conditions provide that all contributions to the Kenvue Excess Savings Plan will consist of employer contributions that cannot be made under Kenvue’s tax-qualified U.S. retirement plan because of certain limits imposed by the tax code, and that no employee contributions are permitted. Earnings are then credited to an executive’s account balance based on a phantom investment fund designated by the plan administrator. Balances under the Kenvue Excess Savings Plan will generally be paid in connection with the applicable employee’s termination of employment. The Kenvue employees who participated in Johnson & Johnson’s Excess Savings Plan therefore now participate in the Kenvue Excess Savings Plan, which also assumed the liabilities for all amounts previously deferred by Kenvue employees under the Johnson & Johnson Excess Savings Plan.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following tables set forth, as of August 25, 2023, the number of shares and percentage of Kenvue Common Stock beneficially owned by:
•each person or group known by Kenvue to beneficially own more than 5% of Kenvue Common Stock;
•each of Kenvue’s directors and named executive officers; and
•all directors and executive directors of Kenvue as a group.
Percentage of beneficial ownership in the following tables is based on 1,914,894,444 shares of Kenvue Common Stock outstanding. Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account or similar arrangement or (4) the automatic termination of a trust, discretionary account or similar arrangement. Shares issuable pursuant to such options, warrants, rights or conversion privileges are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those options, warrants, rights or conversion privileges but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the following table, to Kenvue’s knowledge all persons listed below have sole voting and investment power with respect to the shares of Kenvue Common Stock beneficially owned by them, subject to applicable community property laws. Unless otherwise indicated in the footnotes to the following tables, the address for each shareholder listed below is c/o Kenvue Inc., 199 Grandview Road, Skillman, NJ 08558.

	Shares of Kenvue Common Stock beneficially owned
Name of Beneficial Owner	Number of Common Stock(1) (#)	Deferred Share Units(2) (#)	Common Stock Underlying Options(3) (#)	Total Number of Shares Beneficially Owned (#)	Percent of Total Number of Shares Beneficially Owned (%)
Thibaut Mongon	—	—	432,986	432,986	*
Paul Ruh	—	—	—	—	—%
Kathleen Widmer	—	—	325,862	325,862	*
Ellie Bing Xie	—	—	220,169	220,169	*
Carlton Lawson	1,670	—	31,173	32,843	*
Larry Merlo	—	11,854	—	11,854	*
Richard E. Allison, Jr.	25,598	7,620	—	33,218	*
Peter M. Fasolo	1,863	7,620	—	9,483	*
Tamara S. Franklin	—	7,620	—	7,620	*
Seemantini Godbole	—	7,620	—	7,620	*
Melanie L. Healey	151	7,620	—	7,771	*
Betsy D. Holden	—	7,620	—	7,620	*
Vasant Prabhu	—	7,620	—	7,620	*
Michael E. Sneed	10,787	7,620	—	18,407	*
Joseph J. Wolk	538	7,620	—	8,158	*
All Directors and Executive Officers as a Group (22 persons)	40,607	80,434	1,614,053	1,735,094	*
__________________
*Denotes less than 1%
(1)The shares described as owned are shares of Kenvue Common Stock directly or indirectly owned by each listed person and by members of his or her household, and are held individually, jointly or pursuant to a trust arrangement.

(2)Includes Deferred Share Units credited to non-employee directors under Kenvue’s Deferred Fee Plan for Directors.
(3)Includes shares underlying options exercisable on August 25, 2023, options that become exercisable within 60 days thereafter and Restricted Share Units that vest within 60 days thereafter.
The following are the only persons known to Kenvue to be beneficial owners of more than 5% of Kenvue Common Stock:

	Shares of Kenvue Common Stock beneficially owned
Name and Address of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Johnson & Johnson One Johnson & Johnson Plaza New Brunswick, NJ 08933	Kenvue Common Stock	182,329,550	9.5%

DESCRIPTION OF THE EXCHANGE NOTES
The Original Notes were issued, and the Exchange Notes will be issued, under an indenture, dated as of March 22, 2023 (as amended, restated, supplemented or otherwise modified from time to time, the “Base Indenture”), between Kenvue Inc. and Deutsche Bank Trust Company Americas, as trustee, as supplemented by the First Supplemental Indenture, dated as of March 22, 2023 (the “Supplemental Indenture” and, together with the Base Indenture, the “Indenture”). Each series of Exchange Notes will be part of the same series of the applicable series of Original Notes. All references to the notes of a series in this section refer collectively to the Exchange Notes and the Original Notes of such series, and all references to the notes refer collectively to the Exchange Notes and the Original Notes.
The following is a description of the particular terms of the Exchange Notes of each series. The following discussion summarizes selected provisions of the Indenture. Because this is only a summary, it is not complete and does not describe every aspect of the Exchange Notes and the Indenture. Capitalized terms used and not defined in this summary have the meanings specified in the Indenture. We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Exchange Notes. For purposes of this section of this prospectus, references to the “Company,” “we,” “us” and “our” are to Kenvue Inc. and not to any of its subsidiaries.
A copy of the Indenture can be obtained by following the instructions under the heading “Where You Can Find More Information.” You should read the Indenture for provisions that may be important to you but which are not included in this summary.
Any Original Notes not tendered in the Exchange Offers will remain outstanding after the consummation of the Exchange Offers. The terms of each series of Exchange Notes will be substantially identical to the terms of the applicable series of Original Notes, except (i) the Exchange Notes will be registered under the Securities Act, (ii) the transfer restrictions and registration rights applicable to the Original Notes will not apply to the Exchange Notes, and (iii) the Exchange Notes will not contain provisions relating to additional interest relating to our registration obligations.
General
The 2025 Exchange Notes will initially be limited to an aggregate principal amount of up to $750,000,000. The 2025 Exchange Notes will bear interest from the most recent date to which interest has been paid on the 2025 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2025 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be (whether or not a business day), immediately preceding such March 22 and September 22. The 2025 Exchange Notes will mature on March 22, 2025.
The 2026 Exchange Notes will initially be limited to an aggregate principal amount of up to $750,000,000. The 2026 Exchange Notes will bear interest the most recent date to which interest has been paid on the 2026 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2026 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be (whether or not a business day), immediately preceding such March 22 and September 22. The 2026 Exchange Notes will mature on March 22, 2026.
The 2028 Exchange Notes will initially be limited to an aggregate principal amount of up to $1,000,000,000. The 2028 Exchange Notes will bear interest from the most recent date to which interest has been paid on the 2028 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2028 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be (whether or not a business day), immediately preceding such March 22 and September 22. The 2028 Exchange Notes will mature on March 22, 2028.
The 2030 Exchange Notes will initially be limited to an aggregate principal amount of up to $1,000,000,000. The 2030 Exchange Notes will bear interest from the most recent date to which interest has been paid on the 2030 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2030 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be

(whether or not a business day), immediately preceding such March 22 and September 22. The 2030 Exchange Notes will mature on March 22, 2030.
The 2033 Exchange Notes will initially be limited to an aggregate principal amount of up to $1,250,000,000. The 2033 Exchange Notes will bear interest from the most recent date to which interest has been paid on the 2033 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2033 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be (whether or not a business day), immediately preceding such March 22 and September 22. The 2033 Exchange Notes will mature on March 22, 2033.
The 2043 Exchange Notes will initially be limited to an aggregate principal amount of up to $750,000,000. The 2043 Exchange Notes will bear interest from the most recent date to which interest has been paid on the 2043 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2043 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be (whether or not a business day), immediately preceding such March 22 and September 22. The 2043 Exchange Notes will mature on March 22, 2043.
The 2053 Exchange Notes will initially be limited to an aggregate principal amount of up to $1,500,000,000. The 2053 Exchange Notes will bear interest from the most recent date to which interest has been paid on the 2053 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2053 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be (whether or not a business day), immediately preceding such March 22 and September 22. The 2053 Exchange Notes will mature on March 22, 2053.
The 2063 Exchange Notes will initially be limited to an aggregate principal amount of up to $750,000,000. The 2063 Exchange Notes will bear interest from the most recent date to which interest has been paid on the 2063 Original Notes, payable semi-annually on each March 22 and September 22, to the persons in whose names the 2063 Exchange Notes are registered at the close of business on each March 7 and September 7, as the case may be (whether or not a business day), immediately preceding such March 22 and September 22. The 2063 Exchange Notes will mature on March 22, 2063.
For purposes of the Exchange Notes, “business day” means, unless otherwise provided for by board resolution, officer’s certificate or supplemental indenture to the Indenture governing the Exchange Notes of a particular series, each day that is not a Saturday, Sunday or a day on which banking institutions in the City of New York are not required by law, regulation or executive order to be open.
The Indenture does not limit the Company’s ability to incur additional indebtedness, including indebtedness that is secured, senior to or equal in right of payment to the Exchange Notes, and the Company may issue additional debt securities under the Indenture from time to time in one or more series.
The Company may, without the consent of the existing holders of the Exchange Notes, issue additional Exchange Notes of any series having the same terms (except the issue date, the date from which interest accrues and, in some cases, the first interest payment date) so that existing Exchange Notes of a particular series and additional Exchange Notes of such series form the same series under the Indenture; provided, however, that, if any such additional Exchange Notes are not fungible with the existing Exchange Notes of such series for U.S. federal income tax purposes, such additional Exchange Notes will have a separate CUSIP number from the outstanding Exchange Notes of that series.
The Exchange Notes will be the Company’s senior unsecured obligations, ranking equally in right of payment with the Company’s existing and future senior unsecured indebtedness.
The Exchange Notes will be issued only in registered form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Notes will be represented by one or more global securities registered in the name of a nominee of DTCC. The Exchange Notes will be available only in book entry form. See “Book Entry, Delivery and Form.”

Calculation of Interest on the Notes
If any interest payment date, redemption date or the maturity date of the Exchange Notes of any series is not a business day, then payment of interest and/or principal will be made on the next succeeding business day. No interest will accrue on the amount so payable for the period from such interest payment date, redemption date or maturity date, as the case may be, to the date payment is made. Interest on the Exchange Notes will be paid on the basis of a 360-day year consisting of twelve 30-day months.
Optional Redemption
Prior to the applicable Par Call Date, the Company may redeem the Exchange Notes of a series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:
(1)the sum of the present values of the remaining scheduled payments of principal and interest on the Exchange Notes to be redeemed discounted to the redemption date (assuming the Exchange Notes matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus the Applicable Basis Points less (b) interest accrued on those Exchange Notes to, but excluding, the redemption date, and
(2)100% of the principal amount of the Exchange Notes to be redeemed, plus, in either of the above cases, accrued and unpaid interest thereon to, but excluding, the redemption date. On and after the applicable Par Call Date, the Company may redeem the Exchange Notes of a series, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Exchange Notes of such series being redeemed plus accrued and unpaid interest thereon to, but excluding, the redemption date.
Any redemption may, at our discretion, be subject to one or more conditions precedent, which will be set forth in the related notice of redemption, including completion of an offering or financing or other transaction or event. In addition, if such redemption is subject to satisfaction of one or more conditions precedent, such notice will describe each such condition, and, if applicable, will state that, in our discretion, the redemption date may be delayed until such time as any or all such conditions will be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions will not have been satisfied or otherwise waived by the redemption date, or by the redemption date as so delayed. If any such condition precedent has not been satisfied, we will provide written notice to the trustee prior to the close of business one business day prior to the redemption date. Upon receipt of such notice, the notice of redemption will be rescinded or delayed, and the redemption of the Exchange Notes will be rescinded or delayed as provided in such notice. Upon receipt, the trustee will provide such notice to each holder in the same manner in which the notice of redemption was given.
The Exchange Notes called for redemption become due on the date fixed for redemption. Notices of redemption will be mailed by first-class mail or sent by electronic transmission (or otherwise transmitted in accordance with DTCC’s procedures) at least 10 days but not more than 60 days before the redemption date to each holder of Exchange Notes to be redeemed at its registered address. The notice of redemption for the Exchange Notes will state, among other things, the amount to be redeemed. On and after the redemption date, interest will cease to accrue on any Exchange Notes that are redeemed. If less than all the Exchange Notes are redeemed at any time, the Exchange Notes called for redemption shall be selected in accordance with the applicable procedures of DTCC, or if such Exchange Notes are no longer represented by global notes, the trustee will select Exchange Notes by lot or on a pro rata basis or by any other method the trustee deems fair and appropriate.
“Applicable Basis Points” means (1) with respect to the 2025 Exchange Notes, 10 basis points, (2) with respect to the 2026 Exchange Notes, 10 basis points, (3) with respect to the 2028 Exchange Notes, 15 basis points, (4) with respect to the 2030 Exchange Notes, 15 basis points, (5) with respect to the 2033 Exchange Notes, 15 basis points, (6) with respect to the 2043 Exchange Notes, 20 basis points, (7) with respect to the 2053 Exchange Notes, 20 basis points and (8) with respect to the 2063 Exchange Notes, 25 basis points.

“Par Call Date” means (1) with respect to the 2025 Exchange Notes, March 22, 2025 (which is the maturity date of the 2025 Exchange Notes), (2) with respect to the 2026 Exchange Notes, February 22, 2026 (one month prior to their maturity date), (3) with respect to the 2028 Exchange Notes, February 22, 2028 (one month prior to their maturity date), (4) with respect to the 2030 Exchange Notes, January 22, 2030 (two months prior to their maturity date), (5) with respect to the 2033 Exchange Notes, December 22, 2032 (three months prior to their maturity date), (6) with respect to the 2043 Exchange Notes, September 22, 2042 (six months prior to their maturity date), (7) with respect to the 2053 Exchange Notes, September 22, 2052 (six months prior to their maturity date) and (8) with respect to the 2063 Exchange Notes, September 22, 2062 (six months prior to their maturity date).
“Treasury Rate” means, with respect to any redemption date, the yield determined by the Company in accordance with the following two paragraphs.
The Treasury Rate shall be determined by the Company after 4:15 p.m., New York City time (or after such time as yields on U.S. government securities are posted daily by the Board of Governors of the Federal Reserve System), on the third business day preceding the redemption date based upon the yield or yields for the most recent day that appear after such time on such day in the most recent statistical release published by the Board of Governors of the Federal Reserve System designated as “Selected Interest Rates (Daily)—H.15” (or any successor designation or publication) (“H.15”) under the caption “U.S. government securities—Treasury constant maturities—Nominal” (or any successor caption or heading) (“H.15 TCM”). In determining the Treasury Rate, the Company shall select, as applicable: (1) the yield for the Treasury constant maturity on H.15 exactly equal to the period from the redemption date to the applicable Par Call Date (the “Remaining Life”); or (2) if there is no such Treasury constant maturity on H.15 exactly equal to the Remaining Life, the two yields—one yield corresponding to the Treasury constant maturity on H.15 immediately shorter than and one yield corresponding to the Treasury constant maturity on H.15 immediately longer than the Remaining Life—and shall interpolate to such Par Call Date on a straight-line basis (using the actual number of days) using such yields and rounding the result to three decimal places; or (3) if there is no such Treasury constant maturity on H.15 shorter than or longer than the Remaining Life, the yield for the single Treasury constant maturity on H.15 closest to the Remaining Life. For purposes of this paragraph, the applicable Treasury constant maturity or maturities on H.15 shall be deemed to have a maturity date equal to the relevant number of months or years, as applicable, of such Treasury constant maturity from the redemption date.
If on the third business day preceding the redemption date with respect to a series of notes H.15 TCM is no longer published, the Company shall calculate the Treasury Rate based on the rate per annum equal to the semiannual equivalent yield to maturity at 11:00 a.m., New York City time, on the second business day preceding such redemption date of the United States Treasury security maturing on, or with a maturity that is closest to, the applicable Par Call Date, as applicable. If there is no United States Treasury security maturing on the applicable Par Call Date but there are two or more United States Treasury securities with a maturity date equally distant from such Par Call Date, one with a maturity date preceding such Par Call Date and one with a maturity date following such Par Call Date, the Company shall select the United States Treasury security with a maturity date preceding such Par Call Date. If there are two or more United States Treasury securities maturing on the applicable Par Call Date or two or more United States Treasury securities meeting the criteria of the preceding sentence, the Company shall select from among these two or more United States Treasury securities the United States Treasury security that is trading closest to par based upon the average of the bid and asked prices for such United States Treasury securities at 11:00 a.m., New York City time. In determining the Treasury Rate in accordance with the terms of this paragraph, the semi-annual yield to maturity of the applicable United States Treasury security shall be based upon the average of the bid and asked prices (expressed as a percentage of principal amount) at 11:00 a.m., New York City time, of such United States Treasury security, and rounded to three decimal places.
The Company’s actions and determinations in determining the redemption price shall be conclusive and binding for all purposes, absent manifest error.
No Exchange Notes of a principal amount of $2,000 or less will be redeemed in part. If any Exchange Note is to be redeemed in part only, the notice of redemption that relates to the Exchange Note will state the portion of the principal amount of the Exchange Note to be redeemed. A new Exchange Note in a principal amount equal to the unredeemed portion of the Exchange Note will be issued in the name of the holder of the Exchange Note upon surrender for cancellation of the original Exchange Note.

If the Company redeems the Exchange Notes of one series, the Company will have no obligation to redeem any Exchange Notes of the other series by virtue of such redemption.
Except as set forth above, the Exchange Notes will not be redeemable by us prior to maturity and will not be entitled to the benefit of any sinking fund.
Certain Covenants
Each series of Exchange Notes will have the benefit of the following covenants contained in the Indenture:
Limitations on secured debt
The Company will not itself, and will not permit any Restricted Subsidiary (defined below) to, incur, issue, assume or guarantee any debt securities, bonds, debentures or other similar evidences of indebtedness for money borrowed (herein called “debt”), secured by a pledge of, or mortgage or other lien on, any Principal Property (defined below), now owned or hereafter owned by the Company or any Restricted Subsidiary, or any shares of Capital Stock (defined below) or debt of any Restricted Subsidiary (herein called “liens”), without effectively providing that the notes of each series (together with, if the Company shall so determine, any other debt of the Company or such Restricted Subsidiary then existing or thereafter created which is not subordinate to the notes of such series) shall be secured equally and ratably with (or prior to) such secured debt for so long as such secured debt shall be so secured. The foregoing restrictions do not apply, however, to:
(a)liens on any Principal Property acquired (whether by merger, consolidation, purchase, lease or otherwise), constructed or improved by the Company or any Restricted Subsidiary after the date of the Indenture which are created or assumed prior to, contemporaneously with, or within 360 days after, such acquisition, construction or improvement, to secure or provide for the payment of all or any part of the cost of such acquisition, construction or improvement (including related expenditures capitalized for Federal income tax purposes in connection therewith) incurred after the date of the Indenture;
(b)liens on any property, shares of Capital Stock or debt existing at the time of acquisition thereof, whether by merger, consolidation, purchase, lease or otherwise (including liens on property, shares of capital stock or indebtedness of a Person (defined below) existing at the time such Person becomes a Restricted Subsidiary);
(c)liens in favor of, or which secure debt owing to, the Company or any subsidiary;
(d)liens in favor of the United States of America or any state thereof, or any department, agency, or instrumentality or political subdivision thereof, or political entity affiliated therewith, or in favor of any other country or any political subdivision thereof, to secure progress, advance or other payments, or other obligations, pursuant to any contract or statute, or to secure any debt incurred for the purpose of financing all or any part of the cost of acquiring, constructing or improving the property subject to such liens (including liens incurred in connection with pollution control, industrial revenue or similar financings);
(e)liens imposed by law, such as mechanics’, workmen’s, repairmen’s, materialmen’s, carriers’, warehousemen’s, vendors’, construction or other similar liens arising in the ordinary course of business, or governmental (Federal, state or municipal) liens arising out of contracts for the sale of products or services by the Company or any Restricted Subsidiary, or deposits or pledges to obtain the release of any of the foregoing;
(f)liens arising out of receipt of customer deposits or advance payments from customers, or deposits required by suppliers, in each case in the ordinary course of business;
(g)liens on specific items of inventory or other goods and the proceeds thereof securing obligations of the Company or any Restricted Subsidiary in respect of documentary letters of credit or banker’s acceptances issued or created for the account of the Company or Restricted Subsidiary, as applicable, to facilitate the purchase, shipment or storage of such inventory or goods, in each case in the ordinary course of business;

(h)pledges or deposits under workmen’s compensation, unemployment insurance, or similar legislation and liens of judgments thereunder which are not currently dischargeable, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of money) or leases to which the Company or any Restricted Subsidiary is a party, or deposits to secure public or statutory obligations of the Company or any Restricted Subsidiary, or deposits in connection with obtaining or maintaining self-insurance or to obtain the benefits of any law, regulation or arrangement pertaining to workmen’s compensation, unemployment insurance, old age pensions, social security or similar matters, or deposits in litigation or other proceedings such as, but not limited to, interpleader proceedings;
(i)deposits of cash or obligations of the United States of America to secure surety, appeal or customs bonds to which the Company or any Restricted Subsidiary is a party or any other liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation and exportation of goods, in each case in the ordinary course of business;
(j)liens created by or resulting from any litigation or other proceeding which is being contested in good faith by appropriate proceedings, including liens arising out of judgments or awards against the Company or any Restricted Subsidiary with respect to which the Company or such Restricted Subsidiary is in good faith prosecuting an appeal or proceedings for review (or for which the time to make an appeal has not yet expired) or liens incurred by the Company or any Restricted Subsidiary for the purpose of obtaining a stay or discharge in the course of any litigation or other proceeding to which the Company or such Restricted Subsidiary is a party;
(k)liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings;
(l)liens consisting of easements, rights-of-way, permits, servitudes, zoning restrictions, restrictions on the use of real property, and defects and irregularities in the title thereto, landlords’ liens and other similar liens and encumbrances none of which interfere materially with the use of the property covered thereby in the ordinary course of the business of the Company or such Restricted Subsidiary and which do not, in the opinion of the Company, materially detract from the value of such properties;
(m)liens existing on the date on which the notes are issued;
(n)liens on cash and cash equivalents securing derivatives obligations or deposited as cash collateral on letters of credit;
(o)liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of setoff or similar rights and remedies as to deposit accounts or other funds maintained with a creditor depository institution; provided that (1) such deposit account is not a dedicated cash collateral account and is not subject to restrictions against access by the Company in excess of those required by applicable banking regulations or as otherwise set forth by regulations promulgated by the Federal Reserve Board, and (2) such deposit account is not intended to provide collateral to the depository institution;
(p)leases, licenses, subleases or sublicenses of assets (including with respect to real property and intellectual property rights) granted to others that do not in the aggregate materially interfere with the ordinary conduct of the business of the Company and its subsidiaries taken as a whole; or
(q)any extension, renewal or replacement (or successive extensions, renewals or replacements) as a whole or in part, of any lien referred to in the foregoing clauses (a) to (p), inclusive; provided that (1) such extension, renewal or replacement lien shall be limited to all or a part of the same property, shares of stock or debt that secured the lien extended, renewed or replaced (plus (i)(x) improvements on such property, (y) after-acquired property that is affixed or incorporated into the property covered by such lien, and (z) in the case of liens originally permitted by clause (b), after-acquired property of the applicable Restricted Subsidiary to the extent the security agreements in place at the time of the acquisition of such Restricted Subsidiary required the grant of such lien in after-acquired property, and (ii) proceeds and products thereof) and (2) the debt secured by such lien at such time is not increased (except to the extent of any fees, premiums or other costs associated with any such extension, renewal or replacement).
Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may incur, issue, assume or guarantee debt secured by liens without equally and ratably securing the notes of a series; provided that at the time of such incurrence, issuance, assumption or guarantee, after giving effect thereto and to the retirement of any debt which is concurrently being retired, the aggregate amount of all outstanding debt secured by liens which could not have been incurred, issued, assumed or guaranteed by the Company or a Restricted Subsidiary without equally and ratably securing the notes except for the provisions of this paragraph, together with the aggregate amount of Attributable Debt (defined below) incurred pursuant to the second paragraph under the caption “—Limitations on sale and leaseback transactions” below, does not at such time exceed the greater of (1) $650 million or (2) 15% of the Consolidated Net Tangible Assets.
Notwithstanding the foregoing, any lien securing the notes granted pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release by all holders of the debt secured by the lien giving rise to the requirement to provide a lien securing the notes (including any deemed release upon payment in full of all obligations under such debt) or, with respect to any particular Principal Property or Capital Stock of any particular Restricted Subsidiary securing the notes, upon any sale, exchange or transfer to any person not a Restricted Subsidiary of the Company, of such Principal Property or Capital Stock.
Limitations on sale and leaseback transactions
The Company will not itself, and will not permit any Restricted Subsidiary, to enter into any sale and leaseback transactions involving a Principal Property unless either (a) the Company or such Restricted Subsidiary would be entitled, without equally and ratably securing the notes of each series, to incur debt secured by a lien on such property, pursuant to the provisions described in clauses (a) through (q) above under “—Limitations on secured debt;” or (b) the Company, within 360 days after such transaction, applies an amount not less than the net proceeds of the sale of the Principal Property leased pursuant to such arrangement to (x) the retirement of its Funded Debt (defined below); provided that the amount to be applied to the retirement of Funded Debt of the Company shall be reduced by (1) the principal amount of any outstanding senior debt securities delivered within 360 days after such sale to the trustee for retirement and cancellation and (2) the principal amount of Funded Debt, other than outstanding senior debt securities, voluntarily retired by the Company within 360 days after such sale or (y) the purchase, construction or development of other property, facilities or equipment used or useful in the Company’s or its Restricted Subsidiaries’ business. Notwithstanding the foregoing, no retirement referred to in clause (b) of this paragraph may be effected by payment at maturity or pursuant to any mandatory sinking fund payment or mandatory prepayment provision. This restriction will not apply to a sale and leaseback transaction between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or involving the taking back of a lease for a period of less than three years.
Notwithstanding the restrictions described above, the Company or any Restricted Subsidiary may enter into a sale and leaseback transaction; provided that at the time of such transaction, after giving effect thereto and to the retirement of any Funded Debt which is concurrently being retired, the aggregate amount of all Attributable Debt in respect of sale and leaseback transactions existing at such time (other than sale and leaseback transactions permitted as described in the preceding paragraph), together with the aggregate amount of all outstanding debt incurred pursuant to the second paragraph under the caption “—Limitations on secured debt” above, does not at such time exceed the greater of (1) $650 million or (2) 15% of the Consolidated Net Tangible Assets.
Certain definitions
The capitalized terms used in the summary of the covenants above have the following definitions:
“Attributable Debt” in respect of any sale and leaseback transaction means, at the date of determination, the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of the lessee for net rental payments during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended). “Net rental payments” under any lease for any period means the sum of the rental and other payments required to be paid in such period by the lessee thereunder, excluding any amounts required to be paid by such lessee (whether or not designated as rental or additional rental payments) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges required to be paid by such lessee thereunder or any amounts required to be paid by such lessee thereunder contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.
“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any preferred stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible into such equity.
“Consolidated Net Tangible Assets” means, at the date of determination, the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (1) all current liabilities (excluding (i) any indebtedness for money borrowed having a maturity of less than 12 months from the date of the then most recent consolidated balance sheet of the Company publicly available but which by its terms is renewable or extendible beyond 12 months from such date at the option of the borrower and (ii) current maturities of long-term debt and finance leases) and (2) to the extent included in such aggregate amount of assets, all goodwill, trade names, trademarks, patents, customer relationships, unamortized debt discount and expense and any other like intangibles, all as set forth on the then most recent consolidated balance sheet of the Company publicly available and prepared in accordance with generally accepted accounting principles.
“Funded Debt” means debt which by its terms matures at or is extendible or renewable at the option of the obligor to a date more than 12 months after the date of the creation of such debt.
“Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity, and includes a “person” as used in Section 13(d)(3) of the Exchange Act.
“Principal Property” means any facility (together with the land on which it is erected and fixtures comprising part of the land) used primarily for manufacturing or processing that is located within the United States of America (other than its territories or possessions) and owned by the Company or any subsidiary, the net depreciated book value of which on the date as of which the determination is being made exceeds 1% of the Consolidated Net Tangible Assets of the Company, except any such property which the Company’s Board of Directors, in its good faith opinion, determines is not of material importance to the business conducted by the Company and its subsidiaries, taken as a whole.
“Restricted Subsidiary” means any domestic subsidiary of the Company which owns Principal Property.
Consolidation, merger and sale of assets
The Company may not consolidate or merge with or into, or convey, transfer or lease its properties and assets substantially as an entirety to any Person unless (1) such Person is a corporation, partnership, limited liability company, trust or other entity organized and validly existing under the laws of the United States or any state or territory thereof or the District of Columbia and such successor Person assumes by supplemental indenture the Company’s obligations on each series of notes and under the Indenture, (2) after giving effect to the transaction, no Event of Default, and no event which, after notice or lapse of time, would become an Event of Default, shall have occurred and be continuing under the Indenture, (3) as a result of such transaction the properties or assets of the Company are not subject to any encumbrance which would not be permitted under the Indenture and (4) the Company shall have delivered an officers’ certificate and an opinion of counsel, each stating that such transaction or supplemental indenture complies with the Indenture.
Upon any consolidation of the Company with, or merger by the Company into, any other Person or conveyance, transfer or lease of properties and assets of the Company substantially as an entirety in accordance with the provisions described above, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, transferor lease is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture with the same effect as if such successor Person has been named as the Company herein, and thereafter, except in the case of a lease, the predecessor Person shall be relieved of all obligations and covenants under the Indenture and each series of notes.
Events of default
Each of the following will, with respect to each series of Exchange Notes, be an event of default:
(1)default in any payment of interest on any note of such series when it becomes due and payable, continued for 30 days;
(2)default in the payment of principal of or premium, if any, on any note of such series when due at its stated maturity, upon optional redemption, upon declaration or otherwise;
(3)our failure, after notice, to comply within 90 days with any of our other agreements contained in the Indenture applicable to such series of notes (other than a covenant or warranty expressly excluded from events giving rise to a default, including the obligation to file SEC filings with the trustee); or
(4)certain events of bankruptcy, insolvency or reorganization for us.
A default under clause (3) of this paragraph will not constitute an event of default in respect of a series of notes until the trustee or the holders of at least 25% in principal amount of the outstanding notes of such series notify us of the default and such default is not cured within the time specified in clause (3) of this paragraph after receipt of such notice.
If an event of default (other than an event of default referred to in clause (4) above with respect to us) occurs and is continuing in respect of a series of notes, the trustee or the holders of at least 25% in principal amount of the outstanding notes of such series by written notice to us and the trustee may, and the trustee at the request of such holders shall, declare the principal of and accrued and unpaid interest, if any, on all notes of such series to be due and payable. Upon such a declaration, such principal and accrued and unpaid interest will be due and payable immediately. If an event of default referred to in clause (4) above occurs with respect to us, the principal of and accrued and unpaid interest on all outstanding notes of all series will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holders.
The trustee will not be deemed to have notice of any default or any event of default unless a responsible officer of the trustee (as defined in the Indenture) has actual notice of the default or the event of default or a responsible officer of the trustee has received written notice of any event which is a default or an event of default and the notice references the applicable series of notes and the indenture and states that such notice is a notice of a default or an event of default.
In order for holders of the applicable series of notes to initiate proceedings for a remedy under the Indenture (other than with respect to an event of default referred to in clause (4) above with respect to us), holders of at least 25% in principal amount of such series of notes must first give written notice to us as provided above in respect of the notes of such series, must request that the trustee initiate a proceeding in its own name and must offer the trustee indemnity reasonably satisfactory to the trustee against costs, expenses, and liabilities incurred in compliance with such request. If the trustee still refuses for 60 days to initiate the proceeding, and no inconsistent direction has been given to the trustee by holders of a majority of such series of notes, the holders may initiate a proceeding as long as they do not adversely affect the rights of any other holders of the notes of such series. However, any holder is entitled at any time to bring a lawsuit for payment of money due on its notes on or after the due date.
The holders of a majority in principal amount of the outstanding notes of a series may rescind a declaration of acceleration with respect to such series of notes if all events of default, besides the failure to pay principal due solely because of the declaration of acceleration, have been cured or waived.
The Indenture provides that if a default occurs and is continuing and is known to the trustee, the trustee must deliver to each holder notice of the default within 90 days after it occurs. Except in the case of a default in the payment of principal of (or premium, if any), or interest, if any, on any note, the trustee may withhold notice if the trustee determines that withholding notice is in the best interests of the holders.

The holders of a majority in principal amount of the outstanding notes of a series may waive any past default or event of default with respect to such series of notes except for a default in the payment of principal of (or premium, if any) or interest, if any, on such series of notes or a default relating to a provision that cannot be amended without the consent of each affected holder.
Modification or waiver
There are three types of changes we can make to the Indenture.
Changes Requiring Approval of Holders. Certain changes cannot be made to the Indenture or the notes of a series without approval of each affected holder of notes of such series, including the following:
•reducing the principal or any premium or changing the stated maturity of the notes of such series;
•reducing the rate of, or changing the stated maturity of, any payment of interest on the notes of such series;
•making the principal, premium or interest payable in a currency other than United States dollars or changing the place of payment;
•reducing the principal amount of the notes of such series whose holders must consent to supplement the Indenture or to waive any of its provisions;
•modifying the right of any holder to receive or sue for payment of principal, premium or interest that would be due and payable at the maturity of the notes of such series; or
•expressly subordinating the notes of such series to other indebtedness of ours.
Changes Requiring a Majority Vote of Holders. Other than as set forth above, the Indenture and the notes of a series can generally be amended with the consent of holders owning a majority of the outstanding aggregate principal amount of the notes (including additional debt securities of such series, if any) of such series (including consents obtained in connection with a tender offer or exchange offer for, or purchase of, the notes). In the event that the amendment would only affect a certain series of notes issued under the Indenture, the consent of holders owning a majority of the outstanding aggregate principal amount of the notes of such series will only amend the Indenture with respect to such series of notes.
Changes Not Requiring Approval of Holders. From time to time, we and the trustee may, without the consent of the applicable holders of notes, amend or supplement the Indenture or the notes of a series for specified purposes, including to:
•reflect that a successor has succeeded us and has assumed our covenants and obligations under the notes of such series and the Indenture;
•add further covenants for the benefit of the holders of the notes of such series or surrender any right or power conferred on us with respect to such series of notes;
•surrender any right or power herein conferred to the Company;
•add any additional event of default with respect to the notes of such series;
•pledge property to the trustee as security for the notes of such series;
•add further guarantees with respect to the notes of such series;
•evidence the appointment of a trustee other than the trustee initially named in the Indenture with respect to any other series of notes in accordance with the provisions of the Indenture;

•evidence the appointment of a successor trustee with respect to the notes of such series and to add to or change any of the provisions of the Indenture as shall be necessary to provide for or facilitate the administration of trusts under the Indenture by more than one trustee;
•modify the Indenture in order to continue its qualification under the Trust Indenture Act of 1939 or as may be necessary or desirable in accordance with amendments of that act;
•issue and establish the form and terms and conditions of other series of notes as provided in the Indenture;
•provide for the issuance of exchange notes of such series as provided in the Indenture;
•cure any ambiguity, mistake or inconsistency in the Indenture or in the notes of such series or make any other addition, change or elimination to the provisions therein, as long as the interests of the holders of the outstanding notes of such series are not adversely affected in any material respect (as determined by the Company);
•make any addition, change or elimination to the Indenture in respect of a series of notes to be created in the future;
•provide for uncertificated notes in addition to or in place of certificated notes;
•to conform the text of the Indenture, any supplemental indenture or the notes to any provision of this “Description of the Exchange Notes”; or
•comply with the rules of any applicable securities depositary.
Satisfaction and discharge
The Indenture with respect to a series of notes will cease to be of further effect, and we will be deemed to have satisfied and discharged our obligations with respect to the notes of such series, when certain specified conditions have been satisfied, including the following:
•all notes of such series not previously delivered to the trustee for cancellation have become due and payable or will become due and payable at their stated maturity or on a redemption date within one year;
•we deposit with the trustee, in trust, funds sufficient to pay the entire indebtedness on the notes of such series that had not been previously delivered for cancellation, for the principal (and premium, if any) and accrued and unpaid interest, if any, in the case of notes that have become due and payable, or to the stated maturity or the redemption date, if earlier, in the case of other notes;
•we have paid or caused to be paid all other sums payable under the Indenture in respect of the notes of such series; and
•we have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that all the conditions precedent provided for in the Indenture relating to the satisfaction and discharge have been complied with.
We will remain obligated to provide for registration of transfer and exchange and to provide notices of redemption.
Defeasance
At our option, we can terminate all of our obligations with respect to certain covenants under the Indenture with respect to a series of notes, other than the obligation to pay principal, any premium and any interest on the notes of such series and other specified obligations, at any time by:
•depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal, any premium and any interest on the notes of such series to their maturity; and

•complying with other specified conditions, including delivery to the trustee of an opinion of counsel to the effect that holders and beneficial owners of the notes of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of our defeasance.
In addition, we can terminate all of our obligations under the Indenture with respect to a series of notes, including the obligation to pay principal, any premium and any interest on the notes of such series, at any time by:
•depositing money or United States government obligations with the trustee in an amount sufficient to pay the principal, any premium and any interest on the notes of such series to their maturity; and
•complying with other specified conditions, including delivery to the trustee of an opinion of counsel stating that there has been a ruling by the Internal Revenue Service, or a change in the United States Federal tax law since the date of the Indenture, to the effect that holders and beneficial owners of the notes of such series will not recognize income, gain or loss for United States Federal income tax purposes as a result of our defeasance.
Governing law
The Indenture is, and the Exchange Notes will be, governed by, and construed in accordance with, the laws of the State of New York.
Concerning the trustee
Deutsche Bank Trust Company Americas serves as trustee under the Indenture.

BOOK ENTRY, DELIVERY AND FORM
The Exchange Notes will be issued in the form of several registered notes in global form, without interest coupons (the “Global Notes”). Upon issuance, the Global Notes representing the Exchange Notes will be deposited with the trustee as custodian for DTCC and registered in the name of Cede & Co., as nominee of DTCC.
Beneficial interests in one Global Note may generally be exchanged for interests in another Global Note. Beneficial interests in the Global Notes may not be exchanged for notes in physical, certificated form except in the limited circumstances described below.
Book Entry Procedures for the Global Notes
All interests in the Global Notes will be subject to the operations and procedures of DTCC. The Company provides the following summaries of those operations and procedures solely for the convenience of investors. The operations and procedures of each settlement system are controlled by that settlement system and may be changed at any time.
Neither the Company nor the trustee take any responsibility for those operations or procedures, and the Company urges investors to contact the system or their participants directly to discuss these matters.
DTCC has established procedures to facilitate transfers of interests in the Global Notes among DTCC participants. However, DTCC is not obligated to perform these procedures and may discontinue or change these procedures at any time. Neither the Company nor the trustee will have any responsibility for the performance by DTCC or its participants or indirect participants of their obligations under the rules and procedures governing their operations.
Global Notes
DTCC has advised the Company that it is a limited purpose trust company organized under the laws of the State of New York; a “banking organization” within the meaning of the New York Banking Law; a member of the Federal Reserve System; a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and a “clearing agency” registered under Section 17A of the Exchange Act. DTCC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between its participants through electronic book entry changes to the accounts of its participants. Persons who have accounts with DTCC (“DTCC participants”) include securities brokers and dealers; banks and trust companies; clearing corporations and other organizations. Indirect access to DTCC’s system is also available to others such as banks, brokers, dealers and trust companies; these indirect participants clear through or maintain a custodial relationship with a DTCC participant, either directly or indirectly. Investors who are not DTCC participants may beneficially own securities held by or on behalf of DTCC only through DTCC participants or indirect participants in DTCC.
So long as DTCC’s nominee is the registered owner of a Global Note, that nominee will be considered the sole owner or holder of the Exchange Notes represented by that Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a Global Note will not be entitled to have notes represented by the Global Note registered in their names; will not receive or be entitled to receive physical, certificated notes; and will not be considered the owners or holders of Exchange Notes under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee under the Indenture. As a result, each investor who owns a beneficial interest in a Global Note must rely on the procedures of DTCC to exercise any rights of a holder of Exchange Notes under the Indenture (and, if the investor is not a participant or an indirect participant in DTCC, on the procedures of the DTCC participant through which the investor owns its interest).
Ownership of beneficial interests in each Global Note will be limited to DTCC participants or persons who hold interests through DTCC participants. The Company expects that under procedures established by DTCC: upon deposit of each Global Note with DTCC’s custodian, DTCC will credit portions of the principal amount of the Global Note to the accounts of the DTCC participants; and ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by

DTCC (with respect to interests of DTCC participants) and the records of DTCC participants (with respect to other owners of beneficial interests in the Global Note).
Payments of principal, premium (if any) and interest with respect to the notes represented by a Global Note will be made by the paying agent to DTCC’s nominee as the registered holder of the Global Note. None of the Company, the trustee or the paying agent will have any responsibility or liability for the payment of amounts to owners of beneficial interests in a Global Note, for any aspect of the records relating to or payments made on account of those interests by DTCC, or for maintaining, supervising or reviewing any records of DTCC relating to those interests.
Payments by participants and indirect participants in DTCC to the owners of beneficial interests in a Global Note will be governed by standing instructions and customary industry practice and will be the responsibility of those participants or indirect participants and DTCC. Transfers between participants in DTCC will be effected under DTCC’s procedures and will be settled in same-day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way under the rules and operating procedures of those systems. Crossmarket transfers between DTCC participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected within DTCC through the DTCC participants that are acting as depositaries for Euroclear and Clearstream. To deliver or receive an interest in a Global Note held in a Euroclear or Clearstream account, an investor must send transfer instructions to Euroclear or Clearstream, as the case may be, under the rules and procedures of that system and within the established deadlines of that system. If the transaction meets its settlement requirements, Euroclear or Clearstream, as the case may be, will send instructions to its DTCC depositary to take action to effect final settlement by delivering or receiving interests in the relevant Global Notes in DTCC, and making or receiving payment under normal procedures for same-day funds settlement applicable to DTCC. Euroclear and Clearstream participants may not deliver instructions directly to the DTCC depositaries that are acting for Euroclear or Clearstream.
Because of time zone differences, the securities account of a Euroclear or Clearstream participant that purchases an interest in a Global Note from a DTCC participant will be credited on the business day for Euroclear or Clearstream immediately following the DTCC settlement date. Cash received in Euroclear or Clearstream from the sale of an interest in a Global Note to a DTCC participant will be received with value on the DTCC settlement date but will be available in the relevant Euroclear or Clearstream cash account as of the business day for Euroclear or Clearstream following the DTCC settlement date.
Certificated Notes
Notes in physical, certificated form will be issued and delivered to each person that DTCC identifies as a beneficial owner of the related notes only if: (1) DTCC notifies the Company at any time that it is unwilling or unable to continue as depositary for the Global Notes and a successor depositary is not appointed; (2) DTCC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed or (3) certain other events provided in the Indenture should occur.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Relationship between Johnson & Johnson and Kenvue
On November 12, 2021, Johnson & Johnson announced its intention to separate its Consumer Health Business. Kenvue was incorporated in Delaware on February 23, 2022 in connection with the Separation and was formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Consumer Health Business. Prior to the completion of the Kenvue IPO, Kenvue was a wholly owned subsidiary of Johnson & Johnson and all of Kenvue’s outstanding shares of common stock were owned by Johnson & Johnson.
Johnson & Johnson has historically provided certain corporate services to Kenvue, and costs associated with these services have been allocated to Kenvue in its combined financial statements included elsewhere in this prospectus. The allocations include costs of support functions that are provided on a centralized or geographic basis by Johnson & Johnson and its affiliates, which include facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions. These costs have been allocated to Kenvue based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily based on net sales, headcount or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or the benefit received by Kenvue during the periods presented, depending on the nature of the services received. Johnson & Johnson and its affiliates continue to provide certain services related to these functions on a transitional basis pursuant to the Transition Services Agreement. Following completion of the Kenvue IPO, Kenvue assumed responsibility for all of its standalone public company costs, including the costs of corporate services provided by Johnson & Johnson and its affiliates prior to the Separation.
Agreements Entered into in Connection with the Separation
Kenvue and Johnson & Johnson have entered into a separation agreement (the “Separation Agreement”). The Separation Agreement contains key provisions relating to Kenvue’s separation from Johnson & Johnson and the disposition of the shares of Kenvue Common Stock owned by Johnson & Johnson following the completion of the Kenvue IPO. In connection with the Separation, Kenvue also entered into various other agreements with Johnson & Johnson that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Consumer Health Business to Kenvue and will result in the separation of Kenvue’s business from Johnson & Johnson.
The agreements Kenvue entered into with Johnson & Johnson in connection with the Separation, in addition to the Separation Agreement, include:
•the Tax Matters Agreement;
•the Employee Matters Agreement;
•the Intellectual Property Agreement;
•the Trademark Agreements;
•the Transition Services Agreement;
•the Transition Manufacturing Agreement;
•the Registration Rights Agreement;
•the Reverse Transition Services Agreement;
•the Data Transfer and Sharing Agreement; and
•the Reverse Transition Manufacturing Agreement.

These agreements, together with the Separation Agreement, govern various interim and ongoing relationships between Kenvue and Johnson & Johnson following the completion of the Kenvue IPO. The material terms of the Separation Agreement and the other agreements Kenvue entered into with Johnson & Johnson in connection with the Separation are summarized below. Certain of these agreements that Kenvue believes are material agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and the following summaries of such agreements are qualified in their entirety by reference to the full text of such agreements.
Separation Agreement
On May 3, 2023, Kenvue entered into the Separation Agreement with Johnson & Johnson. The Separation Agreement sets forth Kenvue’s agreements with Johnson & Johnson regarding the principal actions to be taken in connection with the Separation. The Separation Agreement also sets forth other agreements that will govern aspects of Kenvue’s relationship with Johnson & Johnson following the completion of the Kenvue IPO.
Transfer of Assets and Assumption of Liabilities
The Separation Agreement identifies certain transfers of assets and assumptions of liabilities that are necessary to effect the Separation. The Separation Agreement provides that such transfers and assumptions will result in Kenvue generally holding (1) all assets primarily related to or used or held for use primarily in connection with Kenvue’s business and (2) all liabilities to the extent relating to, arising out of or resulting from the past or current operation or conduct of Kenvue’s business. However, the Separation Agreement also provides that certain assets and liabilities will be allocated between Kenvue and Johnson & Johnson without regard to such general rule.
In addition, Kenvue and Johnson & Johnson have agreed to use reasonable best efforts to divide, partially assign, modify or replicate the other party’s rights and obligations under and in respect of any contract or agreement that relates in any material respect to both Kenvue’s business and Johnson & Johnson’s business. The Separation Agreement also provides for the settlement or extinguishment of certain liabilities and other obligations between Kenvue and Johnson & Johnson. See “—Intercompany Arrangements.”
Internal Transactions
The Separation Agreement provides for certain internal transactions related to Kenvue’s separation from Johnson & Johnson that occurred prior to completion of the Kenvue IPO.
Intercompany Arrangements
All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between Kenvue, on the one hand, and Johnson & Johnson, on the other hand, will terminate effective as of the consummation of the Separation, except specified agreements and arrangements that are either (1) intended to survive the Separation or (2) between a Deferred Local Business (as defined below under “—Deferred Markets”), on the one hand, and Johnson & Johnson, on the other hand.
Representations and Warranties
In general, neither Kenvue nor Johnson & Johnson has made any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation Agreement, any other agreement Kenvue entered into with Johnson & Johnson in connection with the Separation or any representation letter delivered in connection with the Separation, all assets will be transferred on an “as is,” “where is” basis.
Deferred Markets
The Separation Agreement provides that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents and for other business reasons, Kenvue and Johnson & Johnson would defer until after the completion of the Kenvue IPO the transfer of assets and assumptions of liabilities of Kenvue’s businesses in certain jurisdictions (each, a “Deferred Local Business”), including China, Malaysia and Russia. From and after the completion of the Kenvue IPO and until such time as a Deferred Local Business has been transferred to Kenvue, the Separation Agreement generally provides that (1) Johnson & Johnson will hold and operate such Deferred Local Business on Kenvue’s behalf, (2) Johnson & Johnson will use reasonable best efforts to treat and operate, insofar as reasonably practicable and to the extent permitted by applicable law, each such Deferred Local Business in the ordinary course of business in all material respects consistent with past practice and (3) Kenvue will use reasonable best efforts to provide all support reasonably necessary or reasonably requested by Johnson & Johnson with respect to the operation of each such Deferred Local Business. In addition, Kenvue and Johnson & Johnson agreed to use reasonable best efforts to take all actions to permit and effect the transfer of each Deferred Local Business as promptly following the completion of the Kenvue IPO as reasonably practicable.
With respect to most Deferred Local Businesses, Kenvue and Johnson & Johnson entered into net economic benefit arrangements, pursuant to which, among other things, Johnson & Johnson will transfer to Kenvue the net profits from the operation of each such Deferred Local Business (or, in the event the operations of any such Deferred Local Business result in net losses to Johnson & Johnson, Kenvue shall reimburse Johnson & Johnson for the amount of such net losses). Upon the transfer of certain Deferred Local Businesses, Kenvue will be required to compensate Johnson & Johnson for certain increases in the value of such Deferred Local Businesses between the Consumer Health Business Transfer and the transfer of such Deferred Local Businesses (or, in the event of certain value decreases, Johnson & Johnson will be required to compensate Kenvue).
As of the date of this prospectus, the transfer of the Deferred Local Businesses have not been completed and are not expected to be completed prior to the expiration of the Exchange Offers. The transfers of the Deferred Local Businesses are subject to the satisfaction of conditions, certain of which are beyond Kenvue’s or Johnson & Johnson’s control, including governmental approvals or other consents. As a result, Kenvue cannot assure you when such Deferred Local Businesses will ultimately be transferred to us, if ever. See “Risk Factors—Risks Related to Kenvue’s Relationship with Johnson & Johnson—The transfer of certain assets and liabilities from Johnson & Johnson to Kenvue contemplated by the Separation will not be completed prior to the completion of the Exchange Offers.”
Delayed or Improper Transfers
Kenvue and Johnson & Johnson agreed to use reasonable best efforts to effect any transfers contemplated by the Separation Agreement that have not been consummated prior to the completion of the Kenvue IPO as promptly as practicable following the completion of the Kenvue IPO. In addition, Kenvue and Johnson & Johnson agreed to use respective reasonable best efforts to effect any transfer or re-transfer of any asset or liability that was improperly transferred or retained as promptly following the completion of the Kenvue IPO as practicable.
Cash Distribution
Kenvue paid Johnson & Johnson, as partial consideration for the Consumer Health Business that Johnson & Johnson transferred to Kenvue in connection with the Separation, all of Kenvue’s cash and cash equivalents, including (1) all of the net proceeds that Kenvue received from the sale of shares of Kenvue Common Stock in the Kenvue IPO, including the net proceeds that Kenvue received as a result of the exercise of the underwriters’ option to purchase additional shares of Kenvue Common Stock from Kenvue to cover over-allotments, and (2) all of the net proceeds that Kenvue received from the Debt Financing Transactions, together with any interest accrued thereon following Kenvue’s receipt of such proceeds; provided that Kenvue retained $1.17 billion in cash and cash equivalents, after giving effect to the Kenvue IPO, the Debt Financing Transactions and the settlement or termination of certain intercompany accounts payable or accounts receivable between Kenvue and Johnson & Johnson.
Subsequent Stock Issuances
The Separation Agreement provides that, prior to the Distribution, Kenvue will not issue any shares of Kenvue Common Stock without the prior written consent of Johnson & Johnson, which consent may be withheld in Johnson & Johnson’s sole discretion. Further, regardless of whether or not Johnson & Johnson consents to any such stock issuance, in no case prior to the Distribution may any issuance of shares of Kenvue’s Common Stock result in

Johnson & Johnson owning less than 80.1% of the voting power of Kenvue’s shares of common stock eligible to vote in the election of Kenvue’s directors. The “Distribution” refers collectively to the tax-free distribution by Johnson & Johnson, following the completion of the Kenvue IPO, to its shareholders of all or a portion of its remaining equity interest in Kenvue, which may include one or more distributions effected as a dividend to all Johnson & Johnson shareholders, one or more distributions in exchange for Johnson & Johnson shares or other securities (including pursuant to the Split-Off), or any combination thereof.
Exchange of Information
Kenvue and Johnson & Johnson agreed to provide each other, following the completion of the Kenvue IPO, with information relating to periods prior to the completion of the Kenvue IPO which is reasonably necessary to comply with reporting, disclosure, filing, notification or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings or to satisfy audit, accounting, regulatory, litigation and other similar requirements. Kenvue and Johnson & Johnson also agreed to provide each other, following the completion of the Kenvue IPO, with information to the extent relating to Johnson & Johnson and its business or assets or Kenvue and Kenvue’s business and assets, respectively.
In addition, Kenvue agreed to comply with certain covenants relating to Kenvue’s financial reporting for so long as Johnson & Johnson is required to consolidate Kenvue’s results of operations and financial position, to account for its investment in Kenvue under the equity method of accounting or to complete a financial statement audit for any such period. These covenants include, among others, covenants regarding:
•delivery or supply of monthly, quarterly and annual financial information and periodic budgets and financial projections to Johnson & Johnson;
•maintenance of certain disclosure and financial controls;
•provision to Johnson & Johnson of access to Kenvue’s auditors and certain books and records related to internal accounting controls or operations; and
•cooperation with Johnson & Johnson to the extent reasonably requested by Johnson & Johnson in the preparation of Johnson & Johnson’s public filings and press releases.
Distribution or Other Disposition
Johnson & Johnson has the sole and absolute discretion, subject to applicable law, to determine the terms of, and whether and when to proceed with, any subsequent distribution or other disposition of the shares of Kenvue Common Stock owned by Johnson & Johnson following the completion of the Kenvue IPO. Kenvue is required to cooperate with Johnson & Johnson to effect any such subsequent distribution or other disposition.
Release of Claims
Kenvue and Johnson & Johnson each agrees, subject to certain exceptions, to release the other party and its affiliates, successors and assigns and all persons that, at or prior to the completion of the Kenvue IPO, have been the other party’s shareholders, directors, officers, agents or employees, and their respective heirs, executors, administrators, successors and assigns, from any and all claims against any of them that arise out of or relate to events, circumstances or actions occurring or failing to occur or any conditions existing at or prior to the completion of the Kenvue IPO.
Indemnification
Kenvue and Johnson & Johnson each agrees to indemnify the other party and each of the other party’s current and former directors, officers and employees, and each of the heirs, executors, successors and assigns of any of them, against certain liabilities incurred in connection with the Separation and Kenvue’s and Johnson & Johnson’s respective businesses. The amount of each party’s indemnification obligations will be reduced by any insurance proceeds or other third-party proceeds the party being indemnified receives. The Separation Agreement also specifies procedures regarding claims subject to indemnification.

Management of Legal Actions
The Separation Agreement governs the management and direction of pending and future legal actions in which Kenvue or Johnson & Johnson is named as a party. In general, neither Kenvue nor Johnson & Johnson may resolve any legal action without the prior written consent of the other party if such resolution (1) contains any finding or admission of any violation of law by such other party, (2) would result in any non-monetary remedy against such other party or (3) does not include a full and unconditional release of such other party (to the extent such other party is a named party in the legal action).
Insurance
With respect to any claim related to or arising from an occurrence prior to the completion of the Kenvue IPO, Kenvue continues to have access to coverage under Johnson & Johnson’s existing commercial insurance policies provided by third-party insurers, subject to exceptions set forth in the Separation Agreement. The Separation Agreement also specifies procedures regarding claims subject to coverage under these insurance policies. Kenvue does not have access to any insurance policies or reinsurance policies issued, reinsured or reimbursed by Johnson & Johnson’s captive insurer, Johnson & Johnson or any affiliate of Johnson & Johnson or any other self-insurance or similar program or mechanism maintained by Johnson & Johnson. With respect to any claim accruing following the completion of the Kenvue IPO, Kenvue is responsible for obtaining continuing insurance coverage; provided that Johnson & Johnson may, in its sole discretion, elect to provide certain insurance coverage to Kenvue or Kenvue’s directors and officers for the period between the completion of the Kenvue IPO and the Distribution, if pursued, pursuant to a policy that covers both Johnson & Johnson and Kenvue in the same policy.
Dispute Resolution
Kenvue and Johnson & Johnson will attempt in good faith to resolve disputes arising under the Separation Agreement by negotiation among Kenvue’s respective senior officers. Any dispute unable to be resolved through this process may be referred to non-binding mediation for resolution. If Kenvue and Johnson & Johnson are unable to resolve a dispute through negotiation or mediation, then either Kenvue or Johnson & Johnson may submit the dispute to the Court of Chancery of the State of Delaware or, in certain circumstances, to an alternative court in the State of Delaware.
Tax Matters Agreement
On May 3, 2023, Kenvue entered into a tax matters agreement (the “Tax Matters Agreement”) with Johnson & Johnson. The Tax Matters Agreement governs Kenvue’s and Johnson & Johnson’s respective rights, responsibilities and obligations following the completion of the Kenvue IPO with respect to all tax matters, including tax liabilities, tax attributes, tax returns and tax contests.
Allocation of Taxes
With respect to taxes other than those incurred in connection with the Separation and the Distribution, the Tax Matters Agreement provides that Kenvue will generally indemnify Johnson & Johnson for (1) any taxes of Kenvue for all periods after the Distribution and (2) any taxes of Kenvue or Johnson & Johnson for periods prior to the Distribution to the extent attributable to the Consumer Health Business. Johnson & Johnson will generally indemnify Kenvue for (1) any taxes of Johnson & Johnson for all periods after the Distribution and (2) any taxes of Kenvue or Johnson & Johnson for periods prior to the Distribution to the extent attributable to the business and operations conducted by Johnson & Johnson other than the Consumer Health Business.
With respect to certain taxes incurred in connection with the Separation and the Distribution, Kenvue will generally be required to indemnify Johnson & Johnson for any taxes resulting from the failure of certain steps of the Separation and the Distribution to qualify for their intended tax treatment, where such taxes result from (1) untrue representations and breaches of covenants that Kenvue will make and agree to in connection with the Separation and the Distribution (including representations Kenvue will make in connection with opinions of Johnson & Johnson’s U.S. tax advisors and covenants containing the restrictions described below that are designed to preserve the tax-free nature of the Separation and the Distribution), (2) the application of certain provisions of U.S. federal income tax law to the Separation and the Distribution or (3) any other actions or omissions that Kenvue knows or reasonably should expect would give rise to such taxes. Kenvue will also generally be required to indemnify Johnson & Johnson for any increases in the amount of foreign taxes and transfer taxes that are otherwise expected to be incurred in connection with the Separation and the Distribution to the extent that such increases arise due to actions or omissions by Kenvue that would reasonably be expected to result in such additional taxes.
Neither Kenvue’s obligations nor Johnson & Johnson’s obligations under the Tax Matters Agreement will be limited in amount or subject to any cap. In addition, as a member of Johnson & Johnson’s consolidated U.S. federal income tax group, Kenvue has (and will continue to have following the completion of the Distribution) joint and several liability with Johnson & Johnson to the IRS for the consolidated U.S. federal income taxes of the Johnson & Johnson group relating to the taxable periods in which Kenvue was part of the group.
Preservation of the Tax-Free Status of Certain Steps of the Separation and the Distribution
Johnson & Johnson has received a private letter ruling from the IRS substantially to the effect that, among other things, certain steps of the Separation together with the Split-Off will qualify as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The Split-Off was conditioned on, among other things, the continuing effectiveness and validity of Johnson & Johnson’s private letter ruling from the IRS and favorable opinions of Johnson & Johnson’s U.S. tax advisors. The private letter ruling and opinions of Johnson & Johnson’s U.S. tax advisors will rely on certain facts, assumptions, representations and undertakings from Kenvue and Johnson & Johnson regarding the past and future conduct of the companies’ respective businesses and other matters.
Pursuant to the Tax Matters Agreement, Kenvue agreed to covenants that impose certain restrictions on Kenvue designed to preserve the tax-free nature of the Separation and the Distribution. Kenvue is barred from taking any action, or failing to take any action, where such action or failure to act would be inconsistent with the tax-free status of these transactions, for all time periods. In addition, during the time period ending two years after the date of the Distribution, these covenants will restrict certain actions, including share issuances, business combinations, sales of assets and similar transactions. Kenvue may take these actions only if (1) Kenvue obtains and provides to Johnson & Johnson a private letter ruling from the IRS (or other applicable taxing authority) or an opinion from a tax counsel or accountant of recognized national standing to the effect that such action would not jeopardize the tax-free status of the Separation and the Distribution, in each case satisfactory to Johnson & Johnson, or (2) Kenvue obtains prior written consent of Johnson & Johnson. Regardless of whether Kenvue is so permitted to take such action, under the Tax Matters Agreement, Kenvue will generally be required to indemnify Johnson & Johnson for any taxes that result from the taking of any such action.
Employee Matters Agreement
On May 3, 2023, Kenvue entered into an employee matters agreement (the “Employee Matters Agreement”) with Johnson & Johnson. The Employee Matters Agreement addresses certain employment, compensation and benefits matters, including the allocation and treatment of certain assets and liabilities relating to Kenvue’s employees and compensation and benefit plans and programs in which Kenvue’s employees participate prior to the date of the Distribution or, if no Distribution has occurred, the date that Johnson & Johnson ceases to control Kenvue (such date, the “Distribution Date”), as well as other employment and employee compensation and benefit matters.
Allocation of Liabilities
Except as specifically provided in the Employee Matters Agreement, Kenvue will generally assume responsibility for all employee liabilities related to the Consumer Health Business and Johnson & Johnson will generally remain responsible for all employee liabilities related to Johnson & Johnson’s remaining businesses, in each case, regardless of when such liabilities arose.

Collective Bargaining Agreements
Upon completion of the Kenvue IPO, Kenvue and Johnson & Johnson agree to cooperate and consult in good faith to provide notice to, engage in consultation with and take any similar action which may be required with respect to any employee representative body covering Kenvue’s employees.
Health and Welfare Plans
The Employee Matters Agreement provides that Kenvue has established health and welfare plans for the benefit of Kenvue’s employees, including health and dental plans, but excluding post-retirement health and welfare plans. Generally, Kenvue’s employees have ceased to be eligible for benefits under Johnson & Johnson’s U.S. health and welfare plans. However, Kenvue’s eligible employees in the United States, Puerto Rico or Canada will receive up to 15 years of service credit for continuous service with Kenvue immediately following the Distribution Date for purposes of determining eligibility for benefits under the Johnson & Johnson post-retirement health plans maintained for former employees who served in the United States, Puerto Rico or Canada (as applicable), subject to the terms of such plans as in effect from time to time.
Defined Benefit Pension Plans
The Employee Matters Agreement provides that Johnson & Johnson will generally retain all liabilities and assets under its defined benefit pension plans, including any non-qualified plans, unless otherwise required by law. In the case of U.S. and Canadian plans, Kenvue’s employees will generally cease active participation in such plans as of the Distribution Date. Kenvue’s U.S.-based employees will receive service credit under such plans until December 31, 2023 for all purposes (but based on estimated pension-eligible compensation levels as of the Distribution Date). Kenvue’s U.S. and Canada-based employees (other than those based in Quebec) will receive up to 15 years of service credit for continuous service with Kenvue following the Distribution Date for purposes of vesting and early retirement subsidies (but not for purposes of eligibility or benefit accrual). Kenvue will reimburse Johnson & Johnson for the estimated cost of such service credit, as well as the service credit provided under the post-retirement health plans.
Defined Contribution Plans
The Employee Matters Agreement provides that Kenvue has established a 401(k) plan, which will assume the account balances of Kenvue’s employees under Johnson & Johnson’s 401(k) plans. The Employee Matters Agreement also provides that Kenvue has established an unfunded U.S. nonqualified defined contribution plan that has substantially similar terms and conditions as Johnson & Johnson’s Excess Savings Plan (as described in footnote 4 to the table in “Executive and Director Compensation—Executive Compensation Tables—2022 Non-Qualified Deferred Compensation”), which is filed as an exhibit to the registration statement of which this prospectus is a part. Kenvue’s unfunded U.S. nonqualified defined contribution plan will assume the liabilities related to Kenvue’s employees under Johnson & Johnson’s U.S. nonqualified defined contribution plan. To the extent permitted by law, any Johnson & Johnson non-U.S. tax-qualified defined contribution plan will be treated similarly to the 401(k) plans.
Johnson & Johnson Equity Awards
The Employee Matters Agreement provides that, upon the Distribution Date, Johnson & Johnson equity awards held by Kenvue’s employees will generally convert into equivalent Kenvue equity awards with adjustments to the number of awards and option exercise prices to preserve the award’s value (the “Converted Awards”). In connection with such conversion, the performance criteria applicable to any outstanding performance-based awards will be deemed satisfied at the target level, unless two years have been completed in the performance period, in which case performance will be deemed satisfied at the level of actual performance for such years. All other vesting terms and conditions that apply to outstanding awards prior to the conversion will not be affected by the conversion. The Employee Matters Agreement also provides for the establishment of an equity incentive plan, the expected terms of which are described above under “Executive and Director Compensation—Future Compensation Programs—Kenvue Long-Term Incentive Plan.”

Annual Incentive Awards
The Employee Matters Agreement provides that Kenvue’s employees will continue to participate in Johnson & Johnson’s 2023 annual incentive programs until the Distribution Date, but that any financial measures will be based on the performance of Kenvue’s business. Upon the Distribution Date, Kenvue will assume any obligations under Johnson & Johnson’s 2023 annual incentive programs with respect to Kenvue’s employees.
Intellectual Property Agreement
On May 3, 2023, Kenvue entered into an intellectual property agreement (the “Intellectual Property Agreement”) with Johnson & Johnson. Pursuant to the Intellectual Property Agreement, Johnson & Johnson transferred to Kenvue certain intellectual property rights, including certain intellectual property owned by Johnson & Johnson immediately prior to the completion of the Kenvue IPO, that were primarily related to or used or held for use primarily in connection with Kenvue’s business or operations. The Intellectual Property Agreement also governs the parties’ respective use of certain intellectual property that was not primarily or exclusively related to either party’s business or operations and that has been jointly owned by Kenvue and Johnson & Johnson since the completion of the Kenvue IPO. Subject to the terms and conditions of the Intellectual Property Agreement, Kenvue also accepted and assumed all liabilities (1) relating to, arising out of or resulting from the transferred intellectual property and (2) in connection with the jointly owned intellectual property, to the extent relating to, arising out of or resulting from the operation or conduct of Kenvue’s business.
Term
The term of the Intellectual Property Agreement is perpetual and, now that the date of the completion of the Kenvue IPO has occurred, can be terminated only by mutual agreement of the parties.
Cross-Licenses
Pursuant to the Intellectual Property Agreement, each of Kenvue and Johnson & Johnson (in such capacity, the “licensor”) grants to the other party (in such capacity, the “licensee”) certain personal, irrevocable (subject to certain exceptions), non-exclusive, worldwide, royalty-free and non-transferable (subject to certain exceptions) licenses, subject to the terms and conditions of certain third-party licenses, to use certain intellectual property rights in patents, copyrights and know-how. The licensee (1) may use these licenses solely in connection with the operation of its business as operated as of the completion of the Kenvue IPO and any reasonable and natural extensions thereof and (2) may sublicense the intellectual property rights within the scope of the license granted and in furtherance of activities conducted by, for or on behalf of the licensee.
The Intellectual Property Agreement also includes additional intellectual property cross-licenses, including mutual personal, irrevocable (subject to certain exceptions), non-exclusive, royalty-free and non-transferable (subject to certain exceptions) licenses to use certain data pertaining to business records and personal information (collectively, “Data”) worldwide (excluding any jurisdiction to the extent an action to be taken would violate any applicable privacy and data security requirements in such jurisdiction). The licensee (1) may use these licenses solely in connection with the operation of its business as operated as of the completion of the Kenvue IPO and any reasonable and natural extensions thereof and (2) will be able to sublicense the rights in the Data within the scope of the license granted and in furtherance of activities conducted by, for or on behalf of the licensee. The implementation of the request, transfer, extraction, traceability, retention and deletion of Data is governed by the Data Transfer and Sharing Agreement, which is described below under “—Data Transfer and Sharing Agreement.”
Each party agrees that, until the fifth anniversary of the completion of the Kenvue IPO, it will not challenge any of the intellectual property licensed to it under the Intellectual Property Agreement.
The licenses to use certain intellectual property rights in trademarks are governed by the Trademark Agreements. See “—Trademark Agreements.”

Trademark Agreements
In connection with the Separation, Kenvue and Johnson & Johnson entered into a series of trademark phase-out license agreements, a Johnson’s license agreement, a trademark coexistence agreement and various additional trademark license agreements (collectively, the “Trademark Agreements”) that collectively govern Kenvue’s and Johnson & Johnson’s respective rights, responsibilities and obligations with respect to intellectual property rights in trademarks.
Trademark Phase-Out License Agreement
On April 3, 2023, Kenvue entered into a trademark phase-out license agreement (the “Trademark Phase-Out License Agreement”) with Johnson & Johnson. Pursuant to the Trademark Phase-Out License Agreement, Johnson & Johnson has granted Kenvue a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up worldwide license to use certain trademarks owned by Johnson & Johnson (the “Licensed J&J Marks”), consisting primarily of marks related to “Johnson & Johnson” and “J&J”, as well as certain marks related to “Janssen” and “CILAG”, on a transitional basis following the completion of the Kenvue IPO. Johnson & Johnson retains exclusive ownership of the Licensed J&J Marks, including any goodwill that might be acquired by Kenvue’s use of such marks.
Term
The term of the Trademark Phase-Out License Agreement will be no more than 10 years following the completion of the Kenvue IPO, and Kenvue’s license to use the Licensed J&J Marks for certain specified purposes will terminate within shorter periods. Kenvue’s use of the Licensed J&J Marks on internal or external product packaging and labels will terminate within five years from the completion of the Kenvue IPO, and Kenvue’s use of the Licensed J&J Marks in bottle or product molds and as embossed or debossed on tablets will terminate in the next replacement cycle for such items in the ordinary course of business, but not longer than eight years from the completion of the Kenvue IPO. Each of these termination dates is subject to extension for an additional three years and an additional two years, respectively, if, at such termination date, Kenvue continue to make use of the Licensed J&J Marks despite commercially reasonable efforts to terminate such use. Kenvue’s use of the Licensed J&J Marks for certain corporate, administrative and digital purposes will terminate within one year from the completion of the Kenvue IPO, and Kenvue’s use of the Licensed J&J Marks on various physical assets (excluding product packaging and labels) will terminate within two years from the completion of the Kenvue IPO; provided that, in each case, if the use of the Licensed J&J Marks in such materials is incorporated in a legal entity name, then the phase-out period of one year or two years, as applicable, will not start until the name of such legal entity is changed; provided further that in no event shall any such phase-out period extend more than five years following the completion of the Kenvue IPO.
Use
The license granted pursuant to the Trademark Phase-Out License Agreement extends only to Kenvue’s existing uses, and certain intended uses, of the Licensed J&J Marks as of the date of the Trademark Phase-Out License Agreement. Kenvue is required to adhere to certain quality standards in using the Licensed J&J Marks. Subject to certain exceptions, Kenvue is not be permitted to (1) use or register in any jurisdiction any trademarks confusingly similar to, or consisting in whole or in part of, any of the Licensed J&J Marks or (2) register any of the Licensed J&J Marks in any jurisdiction, without, in each case, the express prior written consent of Johnson & Johnson.
Registration, Maintenance and Enforcement
Pursuant to the Trademark Phase-Out License Agreement, Johnson & Johnson, at its cost, is required to use commercially reasonable efforts to prosecute, maintain and renew, as applicable, the Licensed J&J Marks. The Trademark Phase-Out License Agreement also sets forth various other rights, obligations and cooperative duties of Johnson & Johnson and Kenvue related to the prosecution, maintenance and renewal of the Licensed J&J Marks. Johnson & Johnson retains the first right, but not obligation, to enforce and protect the Licensed J&J Marks at its cost, but if Johnson & Johnson declines to do so, Kenvue may enforce and protect such marks at Kenvue’s cost.

Additional Trademark Phase-Out License Agreements
To facilitate certain aspects of the Separation, certain Kenvue subsidiaries and certain Johnson & Johnson subsidiaries have entered into separate trademark phase-out license agreements (the “Additional Trademark Phase-Out License Agreements”) governing such Kenvue subsidiaries’ use of certain ancillary marks primarily related to “Janssen” and “CILAG”. The Additional Trademark Phase-Out License Agreements contain substantially the same terms as the Trademark Phase-Out License Agreement. Unless otherwise indicated or the context otherwise requires, references in this prospectus to the “Trademark Phase-Out License Agreement” include the Additional Trademark Phase-Out License Agreements.
Johnson’s License Agreement
On April 3, 2023, Kenvue entered into a Johnson’s license agreement (the “Johnson’s License Agreement”) with Johnson & Johnson. Pursuant to the Johnson’s License Agreement, Johnson & Johnson has granted Kenvue an irrevocable, exclusive (even as to Johnson & Johnson), sublicensable, non-assignable (subject to certain exceptions), royalty-free, fully paid up license to use certain trademarks relating to the “Johnson’s” brand (the “Licensed Johnson’s Marks”) that are owned by Johnson & Johnson and the ownership of which cannot be transferred to Kenvue because local law in the relevant jurisdictions requires that there be unity of ownership between the Licensed Johnson’s Marks and trademarks being retained by Johnson & Johnson. Pursuant to the Johnson’s License Agreement, Johnson & Johnson has also granted Kenvue an irrevocable, non-exclusive, sublicensable, non-assignable (subject to certain exceptions), royalty-free, fully paid up license to use certain Chinese character marks (the “Licensed Chinese Character Marks”) that are owned by Johnson & Johnson and are used by both Johnson & Johnson and Kenvue. The Licensed Chinese Character Marks are used primarily in China and simultaneously signify both the “Johnson’s” brand and the “Johnson & Johnson” company name and brand. Johnson & Johnson retains exclusive ownership of the Licensed Johnson’s Marks and the Licensed Chinese Character Marks, including any goodwill that might be acquired by Kenvue’s use of such marks. In 2022, sales of “Johnson’s” products across the jurisdictions in which the Johnson’s License Agreement is relevant comprised less than 5% of Kenvue’s net sales.
Term
The term of the licenses granted to Kenvue pursuant to the Johnson’s License Agreement is perpetual, and termination is not an available remedy for either party’s breach of the Johnson’s License Agreement.
Use
The licenses granted to Kenvue pursuant to the Johnson’s License Agreement extend only to “Johnson’s” branding in use as of the date of the Trademark Coexistence Agreement and to limited expanded uses of “Johnson’s” branding. Kenvue is required to adhere to certain quality standards in using the Licensed Johnson’s Marks and the Licensed Chinese Character Marks.
Registration, Maintenance and Enforcement
Pursuant to the Johnson’s License Agreement, Johnson & Johnson is required to use commercially reasonable efforts to prosecute, maintain and renew, as applicable, the Licensed Johnson’s Marks, and Kenvue is responsible for the costs of Johnson & Johnson’s efforts. The Johnson’s License Agreement also sets forth various other rights, obligations and cooperative duties of Johnson & Johnson and Kenvue related to the prosecution, maintenance and renewal of the Johnson’s Licensed Marks and the Licensed Chinese Character Marks. With respect to the Licensed Johnson’s Marks, Kenvue has the first right, but not obligation, to enforce and protect such marks at Kenvue’s cost, and if Kenvue decline to do so, Johnson & Johnson may enforce and protect such marks at its cost. With respect to the Licensed Chinese Character Marks, Johnson & Johnson retains the first right, but not obligation, to enforce and protect such marks at its cost, but if Johnson & Johnson declines to do so, Kenvue may enforce and protect such marks at Kenvue’s cost.

Trademark Coexistence Agreement
On April 3, 2023, Kenvue entered into a trademark coexistence agreement (the “Trademark Coexistence Agreement”) with Johnson & Johnson. The Trademark Coexistence Agreement establishes certain global parameters regarding (1) Kenvue’s registration and use of trademarks related to the “Johnson’s” brand (the “Johnson’s Trademarks”) and (2) Johnson & Johnson’s registration and use of trademarks related to the “Johnson & Johnson” company name and brand (the “J&J Trademarks” and, collectively with the Johnson’s Trademarks, the “Coexisting Trademarks”). These parameters are intended to avoid confusion among consumers regarding the Coexisting Trademarks. Kenvue’s use of the Johnson’s Trademarks is limited to goods and services offered under the Johnson’s brand as of the date of the Trademark Coexistence Agreement, certain related uses and certain additional consumer health goods and services (collectively, the “Johnson’s Goods”), while Johnson & Johnson’s use of the J&J Trademarks in connection with the Johnson’s Goods is limited solely to indications of corporate identity. The parties have also agreed to undertake additional cooperative efforts to mitigate any actual consumer confusion that may occur regarding the Coexisting Trademarks. The Trademark Coexistence Agreement remains in effect as long as the parties, or their successors or assigns, are using, or intend to use, the Coexisting Trademarks. In 2022, sales of “Johnson’s” products globally comprised less than 10% of Kenvue’s net sales.
Additional Trademark License Agreements
Kenvue entered into various additional trademark license agreements with Johnson & Johnson. Pursuant to these agreements, Kenvue and Johnson & Johnson (in such capacity, the “licensor”) have granted to the other party (in such capacity, the “licensee”) licenses to certain trademarks and, where applicable, related know-how owned by the licensor. The licensee is required to adhere to certain quality standards in using the licensed trademarks. The additional trademark license agreements also set forth various rights, obligations and cooperative duties of the licensor and licensee related to the prosecution, maintenance, renewal and enforcement of the additional licensed trademarks. Kenvue does not expect these additional trademark license agreements between Kenvue and Johnson & Johnson, individually or in the aggregate, to comprise a material portion of Kenvue’s trademark portfolio nor to have a material impact on Kenvue’s business, results of operations or financial condition.
Transition Services Agreement
On May 3, 2023, Kenvue entered into a transition services agreement (the “Transition Services Agreement”) with Johnson & Johnson. Pursuant to the Transition Services Agreement, Johnson & Johnson provides Kenvue with specified services (the “J&J Services”), including certain information technology, supply chain, human resources, medical safety, finance, regulatory, sales and marketing, research and development, real estate, legal operations, government affairs, distribution and tax services, for a transitional period following the completion of the Kenvue IPO. The Transition Services Agreement is intended to help ensure an orderly transition following the completion of the Kenvue IPO and facilitates cooperation between Johnson & Johnson and Kenvue to exit, transition, migrate and integrate each J&J Service to Kenvue as soon as reasonably practicable.
Services
Johnson & Johnson is required to provide J&J Services in compliance with applicable laws, in a professional and workmanlike manner and at a quality level and in a manner consistent with its practice during the year preceding the completion of the Kenvue IPO. Johnson & Johnson may, at its option, delegate any of its obligations to perform J&J Services to third-party service providers, but Johnson & Johnson will remain responsible for ensuring that the J&J Services are provided to Kenvue in accordance with the terms of the Transition Services Agreement. From time to time, Kenvue may request that Johnson & Johnson provide an additional service to Kenvue and, if such service is reasonably necessary for the operation of Kenvue’s business and was provided to Kenvue’s business during the year preceding the completion of the Kenvue IPO, Johnson & Johnson will be required to use commercially reasonable efforts to provide such additional service to Kenvue.
Fees
The Transition Services Agreement specifies the fees for the J&J Services, which generally are fixed amounts based on Johnson & Johnson’s expected costs plus a markup and will be adjusted for inflation on an annual basis.

However, for a limited number of J&J Services, including distribution services, the applicable fees vary and are calculated based on usage, typically as a function of sales. In addition to any such fees, Kenvue is also required to bear certain additional costs, including one-time costs to enable the provision of services or secure necessary third-party consents, shipping costs, customs duties and certain taxes, as applicable. Kenvue does not expect the aggregate net fees and costs associated with the J&J Services under the Transition Services Agreement to be materially different than the aggregate historical costs that Johnson & Johnson has allocated to Kenvue for these services and, therefore, Kenvue does not expect these fees and costs to have a material impact on Kenvue’s business, results of operations or financial condition. In 2022, in connection with these services, Johnson & Johnson allocated to Kenvue aggregate costs representing approximately 2% of Kenvue’s total net sales.
Term and Termination
The term for most J&J Services is expected to terminate within 24 months following the completion of the Kenvue IPO. However, a limited number of J&J Services will be provided to Kenvue for a longer period of time, not expected to exceed 72 months, generally in cases where the applicable service relates to (1) regulatory or supply chain functions that cannot be fully transitioned to Kenvue prior to the receipt of requisite regulatory approvals or marketing authorization transfers, (2) product stability testing where the testing cannot be moved mid-cycle, (3) internal controls testing related to J&J Services that extend beyond the 24-month period or (4) management of certain active pharmaceutical ingredients. The service term for any J&J Service may be extended under certain conditions, so long as such extension does not extend beyond 24 months following the completion of the Kenvue IPO or, with respect to such limited number of services, such longer period (each, a “J&J Service Period Deadline”). Kenvue will generally be required to pay an increased service fee to Johnson & Johnson during any extension period. In addition, if Johnson & Johnson and Kenvue are unable to transition any J&J Service due to a failure to obtain requisite regulatory approvals, the Service Period Deadline for such J&J Service shall be extended to 30 days following receipt of such requisite regulatory approvals.
The Transition Services Agreement will expire upon the expiration of the term for all J&J Services. Kenvue may terminate any J&J Service upon advance written notice to Johnson & Johnson.
Liabilities and Indemnification
Johnson & Johnson generally has no liability to Kenvue for liabilities arising from Kenvue’s implementation, execution or use of the J&J Services. Kenvue is generally required to indemnify Johnson & Johnson, its affiliates, any third-party service providers and its and their respective directors, officers, employees, affiliates, agents and representatives for all liabilities arising from the provision of the J&J Services under the Transition Services Agreement. However, Johnson & Johnson does have liability for, and is required to indemnify Kenvue, Kenvue’s affiliates and Kenvue’s and their respective directors, officers, employees, affiliates, agents and representatives for, liabilities arising from Johnson & Johnson’s or its third-party service providers’ fraud, intentional misconduct or gross negligence. Johnson & Johnson’s liability in such cases is limited to the aggregate amount of fees and payments it receives pursuant to the Transition Services Agreement.
Quality and Pharmacovigilance Matters
Pursuant to the Transition Services Agreement, Kenvue and Johnson & Johnson entered into a quality agreement, which governs the exchange of information related to quality and regulatory compliance with regard to Kenvue’s products as needed for Kenvue’s respective quality and regulatory compliance obligations, as well as for Kenvue’s respective pharmacovigilance obligations, during the transition period.
Transition Assistance
In connection with the transition of the J&J Services to Kenvue, the Transition Services Agreement also provides that, at Kenvue’s request, Johnson & Johnson may assist Kenvue in establishing Kenvue’s own standalone functions (including the development of Kenvue’s own IT systems) pursuant to one or more statements of work to be agreed on from time to time by Kenvue and Johnson & Johnson, which such statements of work will detail the scope of the work to be performed and the amounts payable by Kenvue for such work. Kenvue has entered or will enter into certain statements of work with Johnson & Johnson related to the development of Kenvue’s IT systems, for which Kenvue expects to incur costs in 2023 representing approximately 1.0% of Kenvue’s total net sales, with such costs being in addition to the fees incurred by Kenvue in connection with Johnson & Johnson’s provision of the J&J Services. Kenvue expects the scope of work to be performed pursuant to such statements of work, and any resulting costs incurred by Kenvue, to decline after 2023, and for all such work to be completed during the term of the J&J Services.
Transition Manufacturing Agreement
On May 3, 2023, Kenvue entered into a transition manufacturing agreement (the “Transition Manufacturing Agreement”) with Johnson & Johnson. Pursuant to the Transition Manufacturing Agreement, Johnson & Johnson manufactures and supplies to Kenvue certain products, or components thereof (each, a “Product”), including certain Tylenol, Zyrtec, Motrin and Benadryl products and other OTC products, on a transitional basis following the completion of the Kenvue IPO. Johnson & Johnson is required to (1) adhere to certain quality standards in performing its manufacturing and supply services and (2) use commercially reasonable efforts to acquire, at its sole cost, all raw materials required for the manufacture and supply of the Products. In 2022, the Products collectively comprised less than 10% of Kenvue’s net sales.
Pricing
The Transition Manufacturing Agreement sets forth the initial prices Kenvue will pay Johnson & Johnson for each Product, which are fixed amounts based on a cost-plus model. These prices will be adjusted annually to reflect changes in the cost of raw materials, third-party manufactured products, fees of third party manufacturers incurred by Johnson & Johnson and certain of Johnson & Johnson’s conversion costs. Kenvue is responsible for paying all sales taxes imposed in connection with the supply of goods or services under the Transition Manufacturing Agreement.
Demand Forecasts
Kenvue is required to provide Johnson & Johnson with periodic binding and non-binding forecasts of Kenvue’s anticipated demand for each Product, and Kenvue is generally required to submit purchase orders in line with Kenvue’s binding forecasts.
Changes
Kenvue and Johnson & Johnson may agree to discretionary changes to a Product’s specifications, raw materials or manufacturing process. Kenvue and Johnson & Johnson will also cooperate to implement changes to any Product necessitated by the unavailability of a raw material or applicable legal requirements. If there is a shortage of a raw material, Johnson & Johnson will first allocate such raw material to the manufacture of essential or lifesaving products (including both the Products and Johnson & Johnson products) and then to the manufacture of non-essential or non-lifesaving products (including both the Products and Johnson & Johnson products).
Term and Termination
The term of manufacturing services under the Transition Manufacturing Agreement varies with respect to each Product and manufacturing facility and ranges from 3 months to 60 months with respect to Tylenol Products, 21 months to 60 months with respect to Zyrtec Products, 21 months to 60 months with respect to Motrin Products and 12 months to 60 months with respect to Benadryl Products. In certain cases, the term for a Product may be extended for up to three additional periods of 12 months each if the transition is delayed due to circumstances beyond Kenvue’s reasonable control. Kenvue expects that most Products will have transitioned within three years. The price for a Product will be adjusted at the time of any extension to reflect changes in the cost of raw materials, third-party manufactured products, fees of third-party manufacturers incurred by Johnson & Johnson, certain of Johnson & Johnson’s conversion costs and increases in inefficiencies arising at the facility at which the Product is manufactured as a result of extending the term of the Product.
The Transition Manufacturing Agreement will expire following the expiration of the term for all Products and satisfaction of all manufacturing service obligations related to the Products (including quality assurance and ongoing stability testing services). Kenvue may terminate the Transition Manufacturing Agreement, or the supply of any particular Product thereunder, upon advance written notice to Johnson & Johnson, provided that Kenvue bear the costs of any inefficiencies incurred in connection with such termination. Johnson & Johnson may, under certain circumstances, terminate the supply of a Product after written notice to Kenvue that the manufacture or supply of such Product has become prohibited by law and if Johnson & Johnson and Kenvue are unable to determine mutually acceptable changes to such Product to comply with applicable law.
Liabilities and Indemnification
Kenvue’s recourse against Johnson & Johnson for any defect in the Products is generally limited to having the defective Product replaced or receiving a refund at Kenvue’s option and Kenvue’s recourse against Johnson & Johnson is generally limited, on a facility-by-facility basis, to the aggregate amount of fees and payments it receives for Products manufactured at a facility. Kenvue is generally required to indemnify Johnson & Johnson, its affiliates and its and their respective directors, officers, employees, agents and representatives against damages incurred from third-party claims arising from the sale or use of the Products, from Johnson & Johnson’s manufacturing or supplying Kenvue with Products pursuant to the Transition Manufacturing Agreement or from Kenvue’s fraud, intentional misconduct or gross negligence in connection with performance of Kenvue’s obligations under the Transition Manufacturing Agreement. However, Johnson & Johnson is required to indemnify Kenvue, Kenvue’s affiliates and Kenvue’s and their respective directors, officers, employees, agents and representatives against damages incurred from third-party claims arising from Johnson & Johnson’s fraud, intentional misconduct or gross negligence in connection with its performance under the Transition Manufacturing Agreement.
Quality Matters
Pursuant to the Transition Manufacturing Agreement, Kenvue and Johnson & Johnson entered into a quality agreement, which governs the exchange of information related to quality and regulatory compliance with regard to Kenvue’s products as needed for Kenvue’s respective quality and regulatory compliance obligations, as well as for Kenvue’s respective pharmacovigilance obligations, during the transition period.
Additional Matters
The Transition Manufacturing Agreement provides that Kenvue and Johnson & Johnson will engage in good faith discussions with respect to transitional arrangements in connection with the transfer of certain Deferred Local Businesses following the completion of the Kenvue IPO.
Registration Rights Agreement
On May 3, 2023, Kenvue and Johnson & Johnson entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which Kenvue has granted to Johnson & Johnson certain registration rights with respect to the shares of Kenvue Common Stock owned by Johnson & Johnson. Johnson & Johnson may transfer these rights in certain limited circumstances, including in connection with an equity-for-debt exchange to a third-party lender (a “Permitted Transferee” and, collectively with Johnson & Johnson, “Holders”), and such Holders will thereafter be bound by the terms of the Registration Rights Agreement.
Demand Registration
Holders will be able to request registration under the Securities Act of all or any portion of their shares of Kenvue Common Stock covered by the Registration Rights Agreement, and Kenvue will be obligated, subject to limitations on minimum offering size and certain other limited exceptions, to register such shares as requested by such Holders. Holders will be able to designate the terms of each offering effected pursuant to a demand registration, which may take the form of a shelf registration, and will be able to request that Kenvue complete up to three demand registrations in any 12-month period.
Kenvue is not required to honor a demand registration if Kenvue has effected a registration within the preceding 60 days. In addition, following the date on which Johnson & Johnson no longer owns a majority of the shares of Kenvue Common Stock, if Kenvue reasonably determines in good faith that filing a registration statement would be significantly disadvantageous to Kenvue, Kenvue may, no more than once during any 12-month period, delay filing such registration statement until the earlier of 45 days after Kenvue makes such determination or seven days after the disadvantageous condition no longer exists.
Piggy-Back Registration
If Kenvue at any time intends to file on Kenvue’s behalf or on behalf of any of Kenvue’s other security holders a registration statement in connection with a public offering of any of Kenvue’s securities on a form and in a manner that would permit the registration for offer and sale of shares of Kenvue Common Stock held by Holders, Holders will have the right to include their shares of Kenvue Common Stock in that offering, subject to certain limitations.
Indemnification
The Registration Rights Agreement contains customary indemnification and contribution provisions by Kenvue for the benefit of Holders and, in limited situations, by Holders for the benefit of Kenvue with respect to the information provided by such Holders included in any registration statement, prospectus or related document.
Reverse Transition Services Agreement
On May 3, 2023, Kenvue entered into a reverse transition services agreement (the “Reverse Transition Services Agreement”) with Johnson & Johnson prior to the completion of the Kenvue IPO. Pursuant to the Reverse Transition Services Agreement, Kenvue provides Johnson & Johnson with specified services (the “Kenvue Services”), including certain information technology, supply chain, medical safety, finance, regulatory, sales and marketing, real estate and distribution services, for a transitional period following the completion of the Kenvue IPO. The Reverse Transition Services Agreement is intended to help ensure an orderly transition following the completion of the Kenvue IPO and facilitates cooperation between Johnson & Johnson and Kenvue to exit, transition, migrate and integrate each Kenvue Service to Johnson & Johnson as soon as reasonably practicable.
Services
Kenvue is required to provide Kenvue Services in compliance with applicable laws, in a professional and workmanlike manner and at a quality level and in a manner consistent with Kenvue’s practice during the year preceding the completion of the Kenvue IPO. Kenvue may, at Kenvue’s option, delegate any of Kenvue’s obligations to perform Kenvue Services to third-party service providers, but Kenvue will remain responsible for ensuring that the Kenvue Services are provided to Johnson & Johnson in accordance with the terms of the Reverse Transition Services Agreement. From time to time, Johnson & Johnson may request that Kenvue provide an additional service to Johnson & Johnson and, if such service is reasonably necessary for the operation of Johnson & Johnson’s business and was provided to Johnson & Johnson’s business during the year preceding the completion of the Kenvue IPO, Kenvue will be required to use commercially reasonable efforts to provide such additional service to Johnson & Johnson.
Fees
The Reverse Transition Services Agreement specifies the fees for the Kenvue Services, which will generally be fixed amounts based on Kenvue’s expected costs plus a markup and be adjusted for inflation on an annual basis. However, for a limited number of Kenvue Services, including distribution services, the applicable fees will vary and be calculated based on usage, typically as a function of sales. In addition to such fees, Johnson & Johnson is also required to bear certain additional costs, including one-time costs to enable the provision of services or secure necessary third-party consents, shipping costs, customs duties and certain taxes, as applicable. Kenvue does not expect the aggregate net fees and costs associated with the Kenvue Services under the Reverse Transition Services Agreement to have a material impact on Kenvue’s business, results of operations or financial condition. In 2022, in connection with these services, Johnson & Johnson credited to Kenvue an aggregate amount representing less than 0.5% of Kenvue’s total net sales.

Term and Termination
The term for most Kenvue Services is expected to terminate within 24 months following the completion of the Kenvue IPO. However, a limited number of Kenvue Services will be provided to Johnson & Johnson for a longer period of time, not to exceed 84 months, generally in cases where the applicable service relates to (1) regulatory or supply chain functions that cannot be fully transitioned to Johnson & Johnson prior to the receipt of requisite regulatory approvals or marketing authorization transfers or (2) internal controls testing related to Kenvue Services that extend beyond the 24-month period. The service term for any Kenvue Service may be extended under certain conditions, so long as such extension does not extend beyond 24 months following the completion of the Kenvue IPO or, with respect to such limited number of services, such longer period (each, a “Kenvue Service Period Deadline”). Johnson & Johnson will generally be required to pay an increased service fee to Kenvue during any extension period. In addition, if Kenvue and Johnson & Johnson are unable to transition any Kenvue Service due to a failure to obtain requisite regulatory approvals, the Service Period Deadline for such Kenvue Service shall be extended to 30 days following receipt of such requisite regulatory approvals.
The Reverse Transition Services Agreement will expire upon the expiration of the term for all Kenvue Services. Johnson & Johnson may terminate any Kenvue Service upon advance written notice to Kenvue.
Liabilities and Indemnification
Kenvue will generally have no liability to Johnson & Johnson for liabilities arising from Johnson & Johnson’s implementation, execution or use of the Kenvue Services. Johnson & Johnson will generally be required to indemnify us, Kenvue’s affiliates, any third-party service providers and Kenvue’s and their respective directors, officers, employees, affiliates, agents and representatives for all liabilities arising from the provision of the Kenvue Services under the Reverse Transition Services Agreement. However, Kenvue will have liability for, and will be required to indemnify Johnson & Johnson, its affiliates and its and their respective directors, officers, employees, affiliates, agents and representatives for, liabilities arising from Kenvue’s or Kenvue’s third-party service providers’ fraud, intentional misconduct or gross negligence. Kenvue’s liability in such cases shall be limited to the aggregate amount of fees and payments Kenvue receives pursuant to the Reverse Transition Services Agreement.
Quality and Pharmacovigilance Matters
The Reverse Transition Services Agreement provides that Kenvue and Johnson & Johnson will be required to enter into a quality agreement, which will govern the exchange of information related to quality and regulatory compliance with regard to Kenvue’s products as needed for Kenvue’s respective quality and regulatory compliance obligations, as well as for Kenvue’s respective pharmacovigilance obligations, during the transition period.
Reverse Transition Manufacturing Agreement
On July 3, 2023, Kenvue entered into a reverse transition manufacturing agreement (the “Reverse Transition Manufacturing Agreement”) with Johnson & Johnson. Pursuant to the Reverse Transition Manufacturing Agreement, Kenvue will manufacture and supply to Johnson & Johnson certain products, or components thereof (each, a “Product”), on a transitional basis. Kenvue is required to (1) adhere to certain quality standards in performing Kenvue’s manufacturing and supply services and (2) use commercially reasonable efforts to acquire, at Kenvue’s sole cost, all raw materials required for the manufacture and supply of the Products.
Pricing
The Reverse Transition Manufacturing Agreement sets forth the initial prices that Johnson & Johnson will pay Kenvue for each Product, which are fixed amounts based on a cost-plus model. These prices will be adjusted annually to reflect changes in the cost of raw materials, third-party manufactured products, fees of third party manufacturers incurred by Kenvue and certain of its conversion costs. Johnson & Johnson is responsible for paying all sales taxes imposed in connection with the supply of goods or services under the Reverse Transition Manufacturing Agreement.

Demand Forecasts
Johnson & Johnson is required to provide Kenvue with periodic binding and non-binding forecasts of its anticipated demand for each Product, and Johnson & Johnson is generally required to submit purchase orders in line with its binding forecasts.
Changes
Kenvue and Johnson & Johnson may agree to discretionary changes to a Product’s specifications, raw materials or manufacturing process. Kenvue and Johnson & Johnson will also cooperate to implement changes to any Product necessitated by the unavailability of a raw material or applicable legal requirements. If there is a shortage of a raw material, Kenvue will first allocate such raw material to the manufacture of essential or lifesaving products (including both the Products and Kenvue’s products) and then to the manufacture of nonessential or non-lifesaving products (including both the Products and Kenvue’s products).
Term and Termination
The term of manufacturing services under the Reverse Transition Manufacturing Agreement varies with respect to each Product and ranges from 12 months to 60 months. In certain cases, the term for a Product may be extended for up to three additional periods of 12 months each if the transition is delayed due to circumstances beyond Johnson & Johnson’s reasonable control. Johnson & Johnson expects that most Products will have transitioned within 60 months. The price for a Product will be adjusted at the time of any extension to reflect changes in the cost of raw materials, third-party manufactured products, fees of third-party manufacturers incurred by Kenvue, certain of its conversion costs and increases in inefficiencies arising at the facility at which the Product is manufactured as a result of extending the term of the Product.
The Reverse Transition Manufacturing Agreement will expire following the expiration of the term for all Products and satisfaction of all manufacturing service obligations related to the Products (including quality assurance and ongoing stability testing services). Johnson & Johnson has the right to terminate the Reverse Transition Manufacturing Agreement, or the supply of any particular Product thereunder, upon advance written notice to Kenvue, provided that Johnson & Johnson bears the costs of any inefficiencies incurred in connection with such termination. Kenvue has the right, under certain circumstances, to terminate the supply of a Product after written notice to Johnson & Johnson that the manufacture or supply of such Product has become prohibited by law and if Johnson & Johnson and Kenvue are unable to determine mutually acceptable changes to such Product to comply with applicable law.
Liabilities and Indemnification
Johnson & Johnson’s recourse against Kenvue for any defect in the Products is generally limited to having the defective Product replaced or receiving a refund at Johnson & Johnson’s option and Johnson & Johnson’s recourse against Kenvue is generally limited to the aggregate amount of fees and payments Kenvue receives for Products manufactured at the facility. Johnson & Johnson is generally required to indemnify Kenvue, its affiliates and Kenvue and its affiliates’ respective directors, officers, employees, agents and representatives against damages incurred from third-party claims arising from the sale or use of the Products, from Kenvue’s manufacturing or supplying Johnson & Johnson with Products pursuant to the Reverse Transition Manufacturing Agreement or from Johnson & Johnson’s fraud, intentional misconduct or gross negligence in connection with performance of Johnson & Johnson’s obligations under the Reverse Transition Manufacturing Agreement. However, Kenvue is required to indemnify Johnson & Johnson, its affiliates and its and their respective directors, officers, employees, agents and representatives against damages incurred from third-party claims arising from Kenvue’s fraud, intentional misconduct or gross negligence in connection with Kenvue’s performance under the Reverse Transition Manufacturing Agreement.
Quality Matters
The Reverse Transition Manufacturing Agreement provides that Kenvue and Johnson & Johnson will be required to enter into a quality agreement, which will govern the exchange of information related to quality and regulatory compliance with regard to Johnson & Johnson’s products as needed for its respective quality and regulatory compliance obligations, as well as for Kenvue’s respective pharmacovigilance obligations, during the transition period.
Data Transfer and Sharing Agreement
On May 3, 2023, Kenvue entered into a data transfer and sharing agreement (the “Data Transfer and Sharing Agreement”) with Johnson & Johnson. The Data Transfer and Sharing Agreement sets forth protocols to govern the request, transfer, extraction, traceability, retention and deletion of certain Data primarily related to or used or held for use primarily in connection with Kenvue’s business or operations in Johnson & Johnson’s possession as of the completion of the Kenvue IPO, certain Data primarily related to or used or held for use primarily in connection with Johnson & Johnson’s business or operations in Kenvue’s possession as of the completion of the Kenvue IPO, certain Data created by Johnson & Johnson solely for Kenvue or on Kenvue’s behalf in relation to the services under the Transition Services Agreement in Johnson & Johnson’s possession as of or after the completion of the Kenvue IPO, certain Data created by Kenvue solely for Johnson & Johnson or on Johnson & Johnson’s behalf in relation to the services under the Reverse Transition Services Agreement in Kenvue’s possession as of or after the completion of the Kenvue IPO and certain Data requested by Kenvue or Johnson & Johnson pursuant to the Separation Agreement. The Data Transfer and Sharing Agreement also establishes a joint data committee, comprised of representatives from Kenvue and Johnson & Johnson, that is responsible for providing general oversight and strategic planning to facilitate the efficient and orderly extraction and transfer of such Data or alternative access to certain shared Data, where transfers are not practicable. The term of the Data Transfer and Sharing Agreement is perpetual.
Other Agreements with Johnson & Johnson
Real Estate Agreements
Johnson & Johnson’s owned real property and leased space has been allocated to Johnson & Johnson or Kenvue, as the case may be, in a manner that is consistent with the different business uses and needs of Johnson & Johnson and Kenvue. To the extent owned property or leased space is to be shared by Johnson & Johnson and Kenvue on a long-term basis or associated real estate services need to be provided by one party to the other, Kenvue has entered, and will continue to enter, into various lease, sublease and license agreements with Johnson & Johnson that will govern each party’s rights and obligations with respect to any such owned or leased property, shared space or service provided. In addition, certain facilities will, pursuant to transition services agreements, be shared between Johnson & Johnson and Kenvue for a limited period of time following the completion of the Kenvue IPO. Kenvue does not expect these real estate agreements between Kenvue and Johnson & Johnson, individually or in the aggregate, to comprise a material portion of Kenvue’s property portfolio nor to have a material impact on Kenvue’s business, results of operations or financial condition.
Royalty Monetization Agreements
In connection with the October 2021 Old JJCI corporate restructuring, Old JJCI and its affiliates entered into purchase and sale agreements (the “Royalty Monetization Agreements”) with Royalty A&M LLC (“RAM”), an indirect wholly owned subsidiary of Johnson & Johnson, pursuant to which Old JJCI and its affiliates transferred to RAM their rights to receive four streams of royalties from certain third parties representing an aggregate value of $367.1 million. The royalty streams generally derive from third-party sales of certain branded products, primarily Lactaid sold in the United States. RAM’s rights to these royalty streams commenced with royalties payable in October 2021 and terminate with royalties payable for third-party Lactaid branded sales after December 2028 and for other products between December 2027 and November 2031 (each, a “Royalty Conclusion Date”). As a result of the Old JJCI corporate restructuring, the former rights of Old JJCI and its affiliates with respect to these underlying royalty streams were transferred to a second entity named Johnson & Johnson Consumer Inc., a New Jersey company (“New JJCI”) and its affiliates. New JJCI’s operations, assets and liabilities, including these underlying royalty streams, will be transferred to Kenvue in connection with the Separation. Following each Royalty Conclusion Date, the underlying royalty arrangements, unless perpetual in nature, will be due for renewal between each third party and Kenvue. In addition, prior to the applicable Royalty Conclusion Date for each royalty stream, or within 12 months thereafter, RAM will maintain a right of first negotiation to purchase from Kenvue the rights to the royalties (or any portion thereof) that are payable to Kenvue from such stream following such Royalty Conclusion Date.
Additional Related Person Transactions
A sister of Director Joseph J. Wolk is a Mobility Operations Leader at Johnson & Johnson Services, Inc., a wholly owned subsidiary of Johnson & Johnson, and earned $217,121, $193,211 and $188,191 in total compensation in 2022, 2021 and 2020, respectively. These amounts included base salary, any annual incentive bonus, the value of any long-term incentive award granted in the relevant year and any other compensation. She also participates in the general welfare and benefit plans of Johnson & Johnson Services, Inc. Her compensation was established in accordance with Johnson & Johnson Services, Inc.’s employment and compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions. Mr. Wolk does not have a material interest in his sister’s employment, nor does he share a household with her.
Policy on Related Person Transactions
The Kenvue Board has adopted a Policy on Transactions with Related Persons. Kenvue’s Policy on Transactions with Related Persons requires a reasonable prior review and oversight by the Nominating, Governance & Sustainability Committee of any transaction or series of transactions exceeding $120,000 in which Kenvue is a participant and any related person has a direct or indirect material interest (other than solely as a result of being a director or trustee or less than 10% owner of another entity). Related persons include Kenvue’s directors and executive officers and their immediate family members and persons sharing their households as well as persons controlling more than 5% of Kenvue’s outstanding shares of common stock.
Once a potential related person transaction has been identified, the Nominating, Governance & Sustainability Committee will review all of the relevant facts and circumstances and approve or disapprove entry into the transaction. The Nominating, Governance & Sustainability Committee will prohibit such a transaction if it determines it to be inconsistent with the interests of Kenvue and its shareholders. The Nominating, Governance & Sustainability Committee will take into account, among other factors, whether the transaction is on terms no more favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. If it is not reasonable to obtain advance approval of a transaction from the Nominating, Governance & Sustainability Committee, the transaction will be considered for ratification at the next regularly scheduled meeting of the Nominating, Governance & Sustainability Committee.
Kenvue’s Policy on Transactions with Related Persons was not in effect at the time Kenvue entered into the agreements described above under “—Agreements Entered into in Connection with the Separation.” Each of the agreements between Kenvue and Johnson & Johnson that as entered into prior to the completion of the Kenvue IPO, and any transactions contemplated thereby, is deemed to be approved and not subject to the terms of Kenvue’s Policy on Transactions with Related Persons.

DESCRIPTION OF CERTAIN INDEBTEDNESS OF KENVUE
Commercial Paper Program
On March 3, 2023, Kenvue entered into a commercial paper program (the “Commercial Paper Program”). The Kenvue Board has authorized the issuance by Kenvue of up to $4 billion in aggregate principal amount of commercial paper under the Commercial Paper Program. The Commercial Paper Program contains representations and warranties, covenants and default that are customary for this type of financing.
The Commercial Paper Program provides for private placements in the United States under Section 4(a)(2) of the Securities Act. The commercial paper notes issued under the Commercial Paper Program are unsecured notes ranking at least pari passu with all of Kenvue’s other senior unsecured indebtedness. These commercial paper notes are anticipated to be offered at par less a discount representing an interest factor or, if interest bearing, at par. In aggregate, inclusive of amounts issued as part of the Debt Financing Transactions, Kenvue issued $2.3 billion of commercial paper notes and repaid $1.6 billion, in line with its stated maturities during the fiscal three months ended July 2, 2023. As of July 2, 2023, Kenvue had $754 million of outstanding balances under the Commercial Paper Program, net of a related discount of $2 million.
Revolving Credit Facility
On March 6, 2023, Kenvue entered into the Revolving Credit Facility in an aggregate principal amount of $4 billion to be made available in U.S. dollars and Euros, with JPMorgan Chase Bank, N.A. serving as administrative agent for a syndicate of lenders. The proceeds of the loans under the Revolving Credit Facility will be used for general corporate purposes. The Revolving Credit Facility permits, subject to specified conditions, one or more of Kenvue’s wholly owned subsidiaries to be added as additional borrowers.
Interest is payable on the loans under the Revolving Credit Facility at (1) in the case of borrowings denominated in U.S. dollars, adjusted Term SOFR (or, at Kenvue’s option, the adjusted base rate), (2) in the case of borrowings denominated in Euros, adjusted EURIBOR and (3) in the case of swingline borrowings, the daily simple ESTR, plus, in each case, a margin determined pursuant to a pricing grid based on Kenvue’s credit ratings. The Revolving Credit Facility fees and letter of credit fees are determined based upon the same grid. Interest payments are due (1) in the case of Term SOFR or EURIBOR borrowings, on the last day of each interest period applicable to the borrowing (or, in the case of any borrowing with an interest period of more than three months’ duration, every three months), (2) in the case of an adjusted base rate borrowing, on the last day of each March, June, September and December and (3) in the case of swingline borrowings, on the fifth business day after the borrowing.
The Revolving Credit Facility contains representations and warranties, covenants and events of default that are customary for this type of financing, including covenants restricting the incurrence of liens and the entry into certain merger transactions.
Kenvue will unconditionally guarantee all of the obligations of the borrowers (other than itself) under the Revolving Credit Facility on an unsecured basis.
As of July 2, 2023, Kenvue had no outstanding balances under its Revolving Credit Facility.
The foregoing summarizes the material terms of the Revolving Credit Facility. However, the credit agreement has been filed as an exhibit to the registration statement of which this prospectus is a part, and the foregoing summary of such agreement is qualified in its entirety by reference to the full text of such agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
The following discussion is a summary of certain material U.S. federal income tax consequences relating to the exchange of Original Notes for Exchange Notes pursuant to the Exchange Offers, but is not a complete analysis of all potential tax effects. The summary below is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations of the Treasury Department, administrative rulings and pronouncements of the Internal Revenue Service and judicial decisions, all of which are subject to change, possibly with retroactive effect. This summary applies only to a holder that acquired the Original Notes at original issue for cash and holds such Original Notes as a capital asset within the meaning of Section 1221 of the Code.
This summary does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. This summary also does not address the U.S. federal income tax consequences to holders subject to special treatment under U.S. federal income tax laws, such as tax-exempt organizations, holders subject to the U.S. federal alternative minimum tax, dealers or traders in securities or currencies, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, certain former citizens or residents of the United States, controlled foreign corporations, passive foreign investment companies, partnerships, S corporations or other pass-through entities, persons whose functional currency is not the U.S. dollar, foreign persons and entities, and persons holding notes in connection with a straddle, hedging, conversion or other risk-reduction transaction. This summary does not consider the effect of any foreign, state, local, gift, estate or other tax laws that may be applicable to a particular holder.
The Exchange Offers
The exchange of your Original Notes for Exchange Notes pursuant to the Exchange Offers will not be treated as a taxable exchange or other taxable event for U.S. federal income tax purposes. Accordingly, there will be no U.S. federal income tax consequences to holders who exchange their Original Notes for Exchange Notes in connection with the Exchange Offers and any such holder will have the same adjusted tax basis and holding period in the Exchange Notes as it had in the Original Notes immediately before the exchange. Holders who do not exchange their Original Notes for Exchange Notes pursuant to the Exchange Offers will not recognize any gain or loss, for U.S. federal income tax purposes, upon consummation of the Exchange Offers.
The foregoing discussion of certain material U.S. federal income tax consequences does not consider the facts and circumstances of any particular holder’s situation or status. Accordingly, each holder of Original Notes considering the Exchange Offers should consult its own tax advisor regarding the tax consequences of the Exchange Offers to it, including those under state, foreign and other tax laws, including gift and estate tax laws, and any treaties.

PLAN OF DISTRIBUTION
The distribution of this prospectus and the offer and sale of the Exchange Notes may be restricted by law in certain jurisdictions. Persons who come into possession of this prospectus or any of the Exchange Notes must inform themselves about and observe any such restrictions. You must comply with all applicable laws and regulations in force in any jurisdiction in which you purchase, offer or sell the Exchange Notes or possess or distribute this prospectus and, in connection with any purchase, offer or sale by you of the Exchange Notes, must obtain any consent, approval or permission required under the laws and regulations in force in any jurisdiction to which you are subject or in which you make such purchase, offer or sale.
In reliance on interpretations of the staff of the SEC set forth in no-action letters issued to third parties in similar transactions, we believe that the Exchange Notes issued in the Exchange Offers in exchange for the Original Notes may be offered for resale, resold and otherwise transferred by holders without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the Exchange Notes are acquired in the ordinary course of such holders’ business and the holders are not engaged in and do not intend to engage in and have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of Exchange Notes. This position does not apply to any holder that is:
•an “affiliate” of Kenvue within the meaning of Rule 405 under the Securities Act; or
•a broker-dealer.
All broker-dealers receiving Exchange Notes in the Exchange Offers are subject to a prospectus delivery requirement with respect to resales of the Exchange Notes. Each broker-dealer receiving Exchange Notes for its own account in the Exchange Offers must represent that the Original Notes to be exchanged for the Exchange Notes were acquired by it as a result of market-making activities or other trading activities and acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any offer to resell, resale or other retransfer of the Exchange Notes pursuant to the Exchange Offers. However, by so acknowledging and by delivering a prospectus, the participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Kenvue has agreed that, for a period of 90 days after the date on which the registration statement, of which this prospectus forms a part, has been declared effective, Kenvue shall use commercially reasonable efforts to keep the registration statement for the Exchange Offers effective and to amend and supplement the prospectus in order to permit such prospectus to be lawfully delivered by all persons subject to the prospectus delivery requirements of the Securities Act. To date, the SEC has taken the position that broker-dealers may use a prospectus such as this one to fulfill their prospectus delivery requirements with respect to resales of Exchange Notes received in an exchange such as the exchange pursuant to the Exchange Offers, if the Original Notes for which the Exchange Notes were received in the exchange were acquired for their own accounts as a result of market-making or other trading activities.
We will not receive any proceeds from any sale of the Exchange Notes by broker-dealers. Broker-dealers acquiring Exchange Notes for their own accounts may sell the notes in one or more transactions in the over-the-counter market, in negotiated transactions, through writing options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of such Exchange Notes. Any broker-dealer that held Original Notes acquired for its own account as a result of market-making activities or other trading activities, that received Exchange Notes in the Exchange Offers, and that participates in a distribution of Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes. Any profit on these resales of Exchange Notes and any commissions or concessions received by a broker-dealer in connection with these resales may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the Exchange Offers, other than commissions or concessions of any broker-dealers, and will indemnify holders of the Original Notes, including any broker-dealers, against specified types of liabilities, including liabilities under the Securities Act. We note, however, that in the opinion of the SEC, indemnification against liabilities under federal securities laws is against public policy and may be unenforceable.
LEGAL MATTERS
The validity of the notes offered hereby will be passed upon for us by Cravath, Swaine & Moore LLP, New York, New York.
EXPERTS
The financial statements of the Consumer Health Business, a business of Johnson & Johnson, as of January 1, 2023 and January 2, 2022 and for each of the three fiscal years in the period ended January 1, 2023 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Consumer Health Business Audited Annual Combined Financial Statements:
Report of Independent Registered Public Accounting Firm
To the Board of Directors of Johnson & Johnson and the Shareholder of Kenvue Inc.
Opinion on the Financial Statements
We have audited the accompanying combined balance sheets of the Consumer Health Business (the “Company”), a business of Johnson & Johnson, as of January 1, 2023 and January 2, 2022 and the related combined statements of operations, of comprehensive income (loss), of equity and of cash flows, for each of the three fiscal years in the period ended January 1, 2023, including the related notes (collectively referred to as the “combined financial statements”). In our opinion, the combined financial statements present fairly, in all material respects, the financial position of the Company as of January 1, 2023 and January 2, 2022, and the results of its operations and its cash flows for each of the three fiscal years in the period ended January 1, 2023 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s combined financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these combined financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the combined financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the combined financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the combined financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the combined financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the combined financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the combined financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the combined financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue Recognition – U.S. Net Sales
As described in Notes 1 and 15 to the combined financial statements, the Company’s total net sales were $15.0 billion for the fiscal year ended January 1, 2023, of which, $6.6 billion is related to U.S. net sales. Management recognizes the revenue from these sales at a single point in time when control transfers, which can be on the date of shipment or the date of receipt by the customer depending on the terms of the contract. Trade promotions, comprised of coupons, product listing allowances, cooperative advertising arrangements, volume-based incentive programs, as well as discounts to customers, rebates, sales incentives, and product returns, are accounted for as variable consideration and recorded as a reduction in sales in the same period as the related sale.

The principal consideration for our determination that performing procedures relating to U.S. net sales revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company’s U.S. net sales revenue recognition.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the combined financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the recording of U.S. net sales upon transfer of control to the customer, and controls over the recording of trade promotions. These procedures also included, among others, (i) evaluating U.S. net sales revenue transactions by testing the issuance and settlement of invoices and credit memos, (ii) tracing transactions not settled to a detailed listing of accounts receivable, (iii) confirming a sample of outstanding customer invoice balances at fiscal year end, and obtaining and inspecting source documents, including invoices, sales contracts, shipping documents, proof of delivery, and subsequent cash receipts, where applicable, for confirmations not returned, (iv) testing the completeness and accuracy of data provided by management, (v) testing trade promotions processed by the Company, on a sample basis, including evaluating those discounts for consistency with contractual terms of the Company’s programs, (vi) testing credit memos on a sample basis and (vii) testing a sample of unsettled trade promotions for completeness and accuracy.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

March 3, 2023
We have served as the Company’s auditor since 2021.

CONSUMER HEALTH BUSINESS
COMBINED BALANCE SHEETS
At January 1, 2023 and January 2, 2022
(Dollars in Millions) (Note 1)

	2022	2021
Assets
Current assets
Cash and cash equivalents (Note 1)	$1,231	$740
Trade receivables, less allowances for credit losses (2022 - $35, 2021 - $32) (Note 1)	2,122	2,074
Inventories (Notes 1 and 2)	2,226	1,702
Prepaid expenses and other receivables	175	257
Other current assets	123	154
Total current assets	$5,877	$4,927
Property, plant and equipment, net (Notes 1 and 3)	1,820	1,827
Intangible assets, net (Notes 1 and 4)	9,853	10,701
Goodwill (Notes 1 and 4)	9,185	9,810
Deferred taxes on income (Notes 1 and 11)	147	189
Other assets	434	475
Total assets	$27,316	$27,929
Liabilities and Equity
Current liabilities
Accounts payable	$1,829	$1,827
Accrued liabilities (Notes 1, 13 and 17)	906	1,024
Accrued rebates, returns and promotions (Note 1)	862	834
Accrued taxes on income (Note 11)	329	357
Total current liabilities	3,926	4,042
Employee related obligations (Notes 1 and 5)	214	302
Deferred taxes on income (Notes 1 and 11)	2,428	2,430
Other liabilities (Note 17)	727	756
Total liabilities	7,295	7,530
Commitments and contingencies (Note 13)
Equity
Net investment from Parent (Note 1 and 9)	25,474	24,872
Accumulated other comprehensive loss (Note 7)	(5,453)	(4,473)
Total equity	20,021	20,399
Total Liabilities and Equity	$27,316	$27,929
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF OPERATIONS
(Dollars in Millions) (Note 1)

	2022	2021	2020
Net sales	$14,950	$15,054	$14,467
Cost of sales	6,665	6,635	6,619
Gross profit	8,285	8,419	7,848
Selling, general, and administrative expenses	5,633	5,484	4,956
Other (income) expense, net, operating (Note 10)	(23)	15	3,871
Operating income (loss)	2,675	2,920	(979)
Other expense (income), net (Note 10)	38	(5)	37
Income (loss) before taxes	2,637	2,925	(1,016)
Provision (benefit) for taxes (Note 11)	550	894	(137)
Net income (loss)	$2,087	$2,031	$(879)
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in Millions) (Note 1)

	2022	2021	2020
Net income (loss)	$2,087	$2,031	$(879)
Other comprehensive (loss) income
Foreign currency translation, net of (benefit) provision for taxes of $(99), $(94), $120	(1,053)	(926)	855
Employee benefit plans:
Prior service cost, net of amortization	(1)	—	(1)
Gain (loss), net of amortization	58	18	(2)
Effect of exchange rates	6	7	(8)
Net change, net of income tax provision (benefit) of $29, $8, $(2)	63	25	(11)
Derivatives and hedges:
Unrealized gain (loss) arising during period	12	(3)	(5)
Reclassifications to net income (loss)	(2)	3	6
Net change, net of income tax provision of $3, $0, $0	10	—	1
Other comprehensive (loss) income	(980)	(901)	845
Comprehensive income (loss)	$1,107	$1,130	$(34)
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF EQUITY
(Dollars in Millions) (Note 1)

	Net Investment from Parent	Accumulated other comprehensive loss	Total Equity
Balance, December 29, 2019	$26,138	$(4,417)	$21,721
Net loss	(879)	—	(879)
Other comprehensive income	—	845	845
Net transfers to the Parent	(3,331)	—	(3,331)
Balance, January 3, 2021	$21,928	$(3,572)	$18,356
Net income	2,031	—	2,031
Other comprehensive loss	—	(901)	(901)
Net transfers from the Parent	913	—	913
Balance, January 2, 2022	$24,872	$(4,473)	$20,399
Net income	2,087	—	2,087
Other comprehensive loss	—	(980)	(980)
Net transfers to the Parent	(1,485)	—	(1,485)
Balance, January 1, 2023	$25,474	$(5,453)	$20,021
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
COMBINED STATEMENTS OF CASH FLOWS
(Dollars in Millions) (Note 1)

	2022	2021	2020
Cash flows from operating activities
Net income (loss)	$2,087	$2,031	$(879)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation and amortization	644	731	746
Stock-based compensation	137	141	115
Credit losses and trade receivable allowances	9	4	9
Net loss (gain) on write-downs/disposal of assets/businesses	4	(9)	(35)
Deferred income taxes	157	568	(801)
Net changes in assets and liabilities, net of effects from acquisitions and divestitures
Trade receivables	(142)	(303)	265
Inventories	(582)	(77)	109
Other current and non-current assets	131	(68)	32
Accounts payable	52	330	154
Accrued liabilities (Note 17)	(17)	(2,977)	3,542
Employee related obligations	2	14	—
Accrued taxes on income (Note 11)	(5)	(19)	(96)
Other liabilities	48	(32)	236
Net cash flows from operating activities	2,525	334	3,397
Cash flows used in investing activities
Purchases of property, plant, and equipment	(375)	(295)	(229)
Net (purchases) proceeds of assets/businesses	(18)	59	176
Proceeds from the sale of investments	8	77	—
Investment in equity securities	(5)	(12)	(30)
Net cash used in investing activities	(390)	(171)	(83)
Cash flows used in financing activities
Proceeds from loans and notes payable	14	—	—
Repayments of debt		(7)	(11)
Net transfer (to) from the Parent	(1,597)	7	(3,446)
Net cash used in financing activities	(1,583)	—	(3,457)
Effect of exchange rate changes on cash and cash equivalents	(61)	(41)	9
Cash and cash equivalents, beginning of year	740	618	752
Net increase (decrease) in cash and cash equivalents	491	122	(134)
Cash and cash equivalents, end of year	$1,231	$740	$618
Supplemental cash flow data
Cash paid for income taxes	$(316)	$(363)	$(448)
See Notes to Combined Financial Statements.

CONSUMER HEALTH BUSINESS
NOTES TO COMBINED FINANCIAL STATEMENTS
1. Description of the Company and Summary of Significant Accounting Policies
Description of the Company and Business Segments
Consumer Health Business (a business of Johnson & Johnson) (the “Company”) sells a broad range of products used in the baby care, oral care, skin health and beauty, over-the-counter pharmaceutical, sanitary protection and wound care markets. These products are marketed to the general public through e-commerce, direct-to-consumer channels and to retail outlets and distributors throughout the world. The Company has a global team of more than 22,000 employees engaged in the research and development, manufacture, and sale of a broad range of these products.
The Company is organized into three business segments: Self Care, Skin Health and Beauty, and Essential Health. The Self Care segment includes a broad product range such as cough, cold and allergy, pain care, and other Self Care (digestive health, smoking cessation, and other) products. The Skin Health and Beauty segment is focused on face and body care and hair, sun, and other products. The Essential Health segment includes oral care, baby care, and other Essential Health (women’s health and wound care) products.
The Company is wholly-owned by Johnson & Johnson (“J&J” or the “Parent”) and primarily represents the Consumer Health segment of J&J. The Company also includes certain other product lines previously reported in another segment of J&J. In November 2021, the Parent announced its intention to separate the Company into a new, publicly traded company (the “Separation”).
Basis of Presentation
The Company has historically operated as part of the Parent and not as a separate entity. These Combined Financial Statements of the Company have been derived from the consolidated financial statements of the Parent to present the Combined Balance Sheets as of January 1, 2023 and January 2, 2022 and the related Combined Statements of Operations, Comprehensive Income (Loss), Equity and Cash Flows for fiscal years ended January 1, 2023, January 2, 2022 and January 3, 2021 as if the Company had been operated on a standalone basis for the periods presented. The Combined Financial Statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and the Parent’s historical accounting policies, by aggregating financial information from the components of the Company and the Parent’s accounting records directly attributable to the Company.
All intercompany transactions and balances within the Company have been eliminated. All transactions between the Company and the Parent are considered to be effectively settled for cash in the Combined Financial Statements at the time the transaction is recorded. The effects of the settlement of these transactions between the Company and the Parent are reflected in the Combined Statements of Cash Flows as “Net transfers from (to) the Parent” within the financing activities, and in the Combined Balance Sheets and Combined Statements of Equity as “Net Investment from Parent”.
The Combined Financial Statements of the Company include the assets, liabilities, revenues and expenses that management has determined are specifically or primarily identifiable to the Company, as well as direct and indirect costs that are attributable to the operations of the Company. Indirect costs are the costs of support functions that are provided on a centralized or geographic basis by the Parent and its affiliates, which include, but are not limited to, facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions.
Indirect costs have been allocated to the Company for the purposes of preparing the Combined Financial Statements based on a specific identification basis or, when specific identification is not practicable, a proportional cost allocation method, primarily net sales, headcount, or other allocation methodologies that are considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the services received. Management considers that such allocations have been made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented.
The Company is incurring certain non-recurring Separation-related costs in its establishment as a standalone public company and those costs determined to be for the benefit of the Company are included in the Combined Financial Statements. These non-recurring Separation-related costs were $213 million for fiscal year 2022 and are included within Selling, general, and administrative expenses. The Company did not incur Separation-related costs in fiscal year 2021 or 2020.
A significant number of personal injury claims alleging that talc causes cancer have been made against Johnson & Johnson Consumer Inc. (“Old JJCI”) and the Parent arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder. Upon the 2021 Corporate Restructuring (as defined below), the Company no longer reflects the impact of the Talc-Related Liabilities (as defined below). See Note 13.
Cash generated from the Company’s operations is generally managed by the Parent’s centralized treasury function and is swept into the Parent’s and its affiliates’ bank accounts. Cash and cash equivalents on the Combined Balance Sheets represent balances in accounts specifically identifiable to the Company that are not swept into the Parent’s and its affiliates’ bank accounts. The Parent’s third-party interest expense has not been allocated for any of the periods presented as the Company was not the legal obligor of the debt and the borrowings were not directly attributable to the Company’s operations.
The Company’s equity balance in these financial statements represents the excess of total assets over total liabilities. Equity is impacted by changes in comprehensive income, contributions from or to the Parent which are the result of treasury activities and net funding provided by or distributed to the Parent.
The Parent calculates foreign currency translation on its consolidated assets and liabilities, which include assets and liabilities of the Company. Foreign currency translation recorded during the fiscal years ended January 1, 2023, January 2, 2022 and January 3, 2021 is based on currency movements specific to the Company’s Combined Financial Statements.
The income tax amounts in the Combined Financial Statements have been calculated based on a separate return methodology and presented as if the Company’s operations were reported by separate taxpayers in the jurisdictions in which the Company operates. Following the Separation, the Company’s operating footprint as well as tax return elections and assertions are expected to be different and therefore, the Company’s hypothetical income taxes, as presented in the Combined Financial Statements, are not expected to be indicative of the Company’s future income taxes, which will also be impacted by the Tax Matters Agreement with the Parent. Certain current income tax liabilities related to the Company’s activities included in the Parent’s income tax returns were assumed to be immediately settled with Parent through Net Investment from Parent on the Combined Balance Sheets and reflected in the Combined Statements of Cash Flows as a financing activity.
Use of Estimates
The preparation of Combined Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, trade promotions, rebates, allowances and incentives, product liabilities, income taxes, withholding taxes, depreciation, amortization, employee benefits, contingencies, allocations of cost and expenses from the Parent and its affiliates, and intangible asset and liability valuations. Actual results may or may not differ from those estimates.
Economic Uncertainty
Macroeconomic factors affect consumer spending patterns and thereby the Company’s operations. These factors include general economic conditions, inflation, consumer confidence, employment rates, business conditions, the availability of credit, interest rates, tax rates and fuel and energy costs.

The extent to which COVID-19 and other macroeconomic factors impact the Company’s business and financial results will depend on numerous evolving factors including, but not limited to: the magnitude, duration and speed of recovery from COVID-19, as well as the extent to which COVID-19 and other macroeconomic factors will impact worldwide conditions. The Company assessed certain accounting matters that generally require consideration of forecasted financial information in context with the information reasonably available to the Company and the unknown future impacts of COVID-19 and other macroeconomic factors. The accounting matters assessed included, but were not limited to, the Company’s allowance for credit losses, inventory and related reserves, accruals, and the carrying value of the goodwill and other long-lived assets and did not result in a material impact to these accounting matters. The Company’s future assessment of the magnitude and duration of COVID-19 and other macroeconomic factors, could result in material impacts to the Company’s Combined Financial Statements in future reporting periods.
Annual Closing Date
The Company follows the concept of a fiscal year, which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years the fiscal year consists of 53 weeks, and therefore includes additional shipping days, as was the case in fiscal year 2020, and will be the case again in fiscal year 2026. Fiscal year 2022 refers to the fiscal year ended January 1, 2023. Fiscal year 2021 refers to the fiscal year ended January 2, 2022. Fiscal year 2020 refers to the fiscal year ended January 3, 2021.
Reportable Segments
Commencing in fiscal year 2022, the Company began operating in the following reportable segments: (i) Self Care, (ii) Skin Health and Beauty and (iii) Essential Health. Prior to 2022, the Company operated as one reportable segment. All periods have been presented to conform to the current segment reporting structure.
Cash Equivalents
The Company classifies highly liquid investments with stated maturities of three months or less from date of purchase as cash equivalents.
Trade Receivable and Allowance for Credit Losses
Trade receivables, net are stated net of certain sales provisions and the allowance for credit losses. The Company estimates the current expected credit loss on its receivables based on various factors, including historical credit loss experience, customer credit worthiness, value of collaterals (if any), and any relevant current and reasonably supportable future economic factors. Trade receivable balances are written off against the allowance when it is deemed probable that the trade receivable will not be collected.

(Dollars in Millions)	2022	2021	2020
Allowance for credit losses, beginning of period	$(32)	$(37)	$(35)
Provision	(9)	(4)	(9)
Utilization	5	8	6
Currency translation adjustment	1	1	1
Allowance for credit losses, end of period	$(35)	$(32)	$(37)
Inventories
Inventories are stated at the lower of cost or net realizable value and are accounted for using the first-in, first-out method.

Property, Plant and Equipment and Depreciation
Property, plant and equipment are stated at cost less accumulated depreciation. The Company utilizes the straight-line method of depreciation over the estimated useful lives.

Building and building equipment	20 - 30 years
Land and leasehold improvements	10 - 20 years
Machinery and equipment	2 - 13 years
Software	3 - 8 years
The Company capitalizes certain computer software and development costs when incurred in connection with developing or obtaining computer software for internal use. Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds are recorded in Other (income) expense, net, operating.
Intangible Assets
Intangible assets are reported at cost, less accumulated amortization and impairments. The Company amortizes intangible assets with a finite life over their respective useful lives on a straight-line basis. The estimated useful lives of patents, trademarks and customer relationships range from 3 years to 40 years and for other intangibles ranges from 20 years to 40 years. The useful lives for customer relationships are estimated based on various customer attributes including customer type, size, geography, length of relationships and nature of relationships. Intangible assets deemed to have indefinite lives are not amortized but are subjected to annual tests of impairment. See Note 4 for further details on Intangible Assets.
Goodwill
Goodwill represents the excess of the consideration transferred over the fair value of net assets of businesses acquired. The Combined Balance Sheets reflect goodwill established based on past transactions of the Consumer Health segment allocated to the Company’s operations by the Parent. Goodwill is not amortized but is tested for impairment at least annually in the fourth quarter at the reporting unit level, or more frequently if impairment indicators exist, by first assessing qualitative factors to determine whether it is more likely than not that fair value is less than carrying value. If the Company concludes it is more likely than not that fair value is less than carrying value, a quantitative fair value test is performed. If carrying value is greater than fair value, a goodwill impairment charge will be recorded for the difference (up to the carrying value of goodwill). See Note 4 for further details on Goodwill.
Impairment of Long-Lived Assets
Long-lived assets with finite lives are tested for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If indicators of impairment are present, the asset group is tested for recoverability by comparing the carrying value of the asset group to the related estimated undiscounted future cash flows expected to be derived from the asset group, which include the amount and timing of the projected future cash flows. If the expected undiscounted cash flows are less than the carrying value of the asset, then the asset is considered to be impaired and its carrying value is written down to fair value. If quoted market prices are not available, the Company will estimate fair value using a discounted value of estimated future cash flows. No indicators of impairment were present for fiscal years 2021 and 2020. See Note 4 for impairment recorded in fiscal year 2022.
Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances between annual tests indicate that the asset may be impaired. Impairment losses on indefinite-lived intangible assets are recognized based on a comparison of the fair value of the asset to its carrying value.

Financial Instruments
The Parent and Company use derivative financial instruments to manage exposure to foreign currency fluctuations. The Company participates in the Parent’s centralized hedging and offsetting programs. The effects of foreign currency derivatives are allocated to the Company based on the portion that is deemed to be associated with the Company’s operations.
Additionally, in certain jurisdictions, the Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product sales and third-party purchases of materials denominated in a foreign currency. The Company uses interest rate swaps as an instrument to manage interest rate risk related to forecasted fixed rate borrowings.
As required by U.S. GAAP, all derivative instruments held by the Company are recorded on the balance sheet at fair value. Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value, with Level 1 having the highest priority and Level 3 having the lowest. Changes in the fair value of derivatives designated as cash flow hedges are recorded in other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. Any changes in the fair value of derivatives designated as fair value hedges are recorded in net income.
The Parent and Company document all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure’s impact on the Company’s financial performance; (2) protect the Company’s cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; (4) manage the enterprise risk associated with financial institutions; and (5) reduce exposure to fluctuation in variable interest rates.
See Note 12 to the Combined Financial Statements for further information on fair value instruments.
Revenue Recognition
The Company’s revenue contracts represent a single performance obligation to sell its products to customers. Revenue from the sale of products to customers is recognized at a single point in time when control transfers, which can be on the date of shipment or the date of receipt by the customer depending on the terms of the contract. Net sales exclude taxes collected by the Company on behalf of governmental authorities. In addition, the Company has elected to account for shipping and handling activities as fulfillment costs and includes the shipping and handling fees charged to the customers as a part of the transaction price to be recognized when control of the product transfers. The Company’s global payment terms are typically between 30 to 90 days.
Trade promotions, comprised of coupons, product listing allowances, cooperative advertising arrangements, volume-based incentive programs, as well as discounts to customers, rebates, sales incentives, and product returns, are accounted for as variable consideration and recorded as a reduction in sales in the same period as the related sale. To estimate variable consideration, the Company may apply both the “expected value” method and the “most likely amount” method based on the form of variable consideration, after considering which method would provide the best prediction of consideration to be received from the Company’s customers. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period. The related liability is recognized within Accrued rebates, returns and promotions on the Combined Balance Sheets.
Sales returns are almost exclusively not resalable, the related reserves are recorded at full sales value and estimated based on historical sales and returns information.
See Note 15 to the Combined Financial Statements for further disaggregation of net sales.

Leases
The Company determines whether an arrangement is a lease at contract inception by establishing if the contract conveys the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. Right of Use (“ROU”) assets and lease liabilities for operating leases are included in Other assets, Accrued liabilities, and Other liabilities on the Combined Balance Sheets. The ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent an obligation to make lease payments arising from the lease.
ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of all minimum lease payments over the lease term. The Company uses the Parent’s incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments, when the implicit rate is not readily determinable. Lease terms may include options to extend or terminate the lease. These options are included in the lease term when it is reasonably certain that the Company will exercise that option. Operating lease expense is recognized on a straight-line basis over the lease term. The Company has elected the following policy elections on adoption: use of portfolio approach on leases of assets under master service agreements, exclusion of short-term leases on the balance sheet, and not separating lease and non-lease components.
The Company primarily has operating leases for space, vehicles, manufacturing equipment and data processing equipment. The ROU asset pertaining to operating leases was $110 million and $126 million, in 2022 and 2021, respectively. The current and non-current lease liability was $116 million and $129 million, in 2022 and 2021, respectively. The operating lease costs were $42 million, $54 million and $63 million, in 2022, 2021 and 2020, respectively. Cash paid for amounts included in the measurement of lease liabilities was $43 million, $55 million and $63 million in 2022, 2021 and 2020 respectively. Weighted-average remaining lease term for operating leases was 7 years for 2022 and 6 years for 2021. The weighted-average discount rate for operating leases was 2.3% and 3.0% for 2022 and 2021, respectively.
The estimated operating lease future payments before tax for the five succeeding years and thereafter is approximately:

(Dollars in Millions)
2023	$31
2024	25
2025	14
2026	12
2027	9
Thereafter	63
Total	154
Less: Imputed Interest	(38)
Total current and non-current lease liability	$116
Advertising
Costs associated with advertising are expensed in the year incurred and are included in Selling, general, and administrative expenses. Advertising expenses worldwide, which comprised television, radio, print media and digital advertising, were $1,356 million, $1,461 million and $1,230 million in fiscal years 2022, 2021 and 2020, respectively.
Shipping and Handling
Shipping and handling costs incurred were $322 million, $305 million and $295 million in fiscal years 2022, 2021 and 2020, respectively, and are included in Selling, general, and administrative expenses.

Product Liability
Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information and actuarially determined estimates where applicable. The accruals are adjusted periodically as additional information becomes available. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. To the extent adverse verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.
Research and Development
Research and development expenses are expensed as incurred and included within Selling, general, and administrative expenses. Research and development costs were $375 million, $355 million and $320 million for fiscal year 2022, 2021 and 2020, respectively.
Income Taxes
Income taxes are recorded based on amounts refundable or payable for the current fiscal year and include the results of any differences between U.S. GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on enacted tax regulations and rates. Future changes in tax laws and rates may affect recorded deferred tax assets and liabilities.
U.S. federal, state and foreign income tax payables and receivables are recognized in the Combined Balance Sheets for entities that file separate income tax returns and make direct payments to taxing authorities. U.S. federal, state and foreign income tax payables and receivables for entities that file a combined, consolidated or group income tax return with the Parent are deemed settled with the Parent and are included in the “Net Investment from Parent.”
Management establishes valuation allowances on deferred tax assets when it is determined “more likely than not” that some portion or all of the deferred tax assets may not be realized. Management considers positive and negative evidence in evaluating the Company’s ability to realize its deferred tax assets, including its historical results and forecasts of future taxable income on a jurisdiction-by-jurisdiction basis.
The Company has unrecognized tax benefits for uncertain tax positions. The Company follows U.S. GAAP which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The estimates for these positions are regularly assessed based upon all available information. These estimates may be revised in the future and such changes may have a material additional expense or benefit to the Company’s financial results or its effective tax rate.
In the United States, the Tax Cuts and Jobs Act of 2017 (the “TCJA”) enacted in 2017 includes provisions for a tax on global intangible low-taxed income (“GILTI”). GILTI is described as the excess of a U.S. shareholder’s total net foreign income over a deemed return on tangible assets, as provided by the TCJA. In January 2018, the FASB issued guidance that allowed companies to elect as an accounting policy whether to record the tax effects of GILTI in the period the tax liability is generated (i.e., “period cost”) or to provide for deferred tax assets and liabilities related to basis differences that exist at the balance sheet date and are expected to affect the amount of GILTI inclusion in future years upon reversal (i.e., “deferred method”). The Company has elected to account for GILTI under the deferred method. The deferred tax amounts recorded are based on the evaluation of temporary differences that are expected to reverse as GILTI is incurred in future periods.
See Note 11 to the Combined Financial Statements for further information regarding income taxes.
Stock-Based Compensation
Certain employees of the Company participate in the Parent’s stock-based compensation plans. Stock-based compensation expense related to these plans is recognized based on specific identification of cost related to the Company’s employees. The Company also receives allocated stock-based compensation expense relating to employees of central support functions provided by the Parent.

Foreign Currency Translation
For translation of its international operations, the Company has determined that the local currencies are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency. For the majority of the Company’s international operations the local currency is the functional currency.
The net assets of international operations where the local currencies have been determined to be the functional currencies are translated into U.S. dollars, the reporting currency, using period-end exchange rates and at the average exchange rates for the reporting period for revenue and expense accounts. The cumulative foreign currency translation adjustment is recorded as a component of Accumulated other comprehensive loss in equity. Foreign currency translation recorded in these Combined Financial Statements is based on currency movements specific to the Company’s assets and liabilities included on the Combined Balance Sheets during the periods presented. Foreign currency exchange gains and losses on transactions occurring in a currency other than an operation’s functional currency are recognized as a component of Other expense (income), net in the Combined Statements of Operations. Net currency transaction losses (gains) were $105 million, $(16) million and $16 million in fiscal years 2022, 2021 and 2020, respectively.
Recently Issued Accounting Standards, Not Adopted as of January 1, 2023
ASU 2022-04: Liabilities-Supplier Finance Programs (Topic 405-50) – Disclosure of Supplier Finance Program Obligations
This update requires that a buyer in a supplier finance program disclose additional information about the program to allow financial statement users to better understand the effect of the programs on an entity’s working capital, liquidity, and cash flows. This update will be effective for the Company for fiscal years beginning after December 15, 2022, except for the amendment on roll forward information, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. The Company is currently assessing the impact of this update on its disclosures and will adopt this standard in the fiscal first quarter of 2023.
Reclassifications
Certain prior period amounts have been reclassified to conform to current year presentation.
2. Inventories
At the end of fiscal years 2022 and 2021, inventories were comprised of:

(Dollars in Millions)	2022	2021
Raw materials and supplies	$351	$264
Goods in process	123	99
Finished goods	1,752	1,339
Total inventories	$2,226	$1,702

3. Property, Plant and Equipment
At the end of fiscal years 2022 and 2021, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2022	2021
Machinery and equipment	$2,280	$2,416
Buildings and building equipment	1,709	1,744
Software	1,329	1,303
Construction in progress	307	228
Land and land improvements	75	79
Total property, plant and equipment, gross	$5,700	$5,770
Less: accumulated depreciation	(3,880)	(3,943)
Total property, plant and equipment, net	$1,820	$1,827
Depreciation expense in fiscal years 2022, 2021 and 2020 was $296 million, $317 million and $331 million, respectively.
4. Intangible Assets and Goodwill
At the end of fiscal years 2022 and 2021, the gross and net amounts of intangible assets were:

	2022			2021
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Patents and trademarks	$4,400	$(1,485)	$2,915	$4,705	$(1,350)	$3,355
Customer relationships	2,127	(1,063)	1,064	2,265	(1,021)	1,244
Other intangibles	1,343	(650)	693	1,377	(628)	749
Total definite-lived intangible assets	7,870	(3,198)	4,672	8,347	(2,999)	5,348
Indefinite-lived intangible assets:
Trademarks	5,122	—	5,122	5,291	—	5,291
Other	59	—	59	62	—	62
Total intangible assets, net	$13,051	$(3,198)	$9,853	$13,700	$(2,999)	$10,701
The weighted average amortization period for patents and trademarks is 20 years. The weighted average amortization period for customer relationships is 31 years and is driven by large established distributors in various regional markets. These customers have been operating in these markets for many years and are expected to continue to operate in these markets for the foreseeable future. The weighted average amortization period for other intangible assets is 34 years. A majority of the other intangible assets relates to the Parent’s acquisition of Pfizer Consumer Health in 2006. The amortization expense of amortizable assets included in Cost of sales was $348 million, $414 million and $415 million, for the fiscal years 2022, 2021 and 2020 respectively. Amortization of intangible assets is inclusive of amortization on trademarks of $187 million, $213 million, and $197 million for the fiscal years 2022, 2021, and 2020, respectively. Amortization on the remaining intangible assets is $161 million, $201 million, and $218 million for the fiscal years 2022, 2021, and 2020, respectively. Carrying amount changes from fiscal year 2021 to fiscal year 2022 are primarily driven by currency translation. The Company recognized an intangible impairment of $12 million related to certain definite-lived trademarks deemed as irrecoverable in Other (income) expense, net, operating for the fiscal year ended January 1, 2023.

The estimated amortization expense before tax for the five succeeding years is approximately:

(Dollars in Millions)
2023	2024	2025	2026	2027
$314	$304	$280	$276	$272
During 2022, the Company realigned and began managing its operations differently, and as a result the Company reallocated its goodwill to align with the new operating segments during 2022. This realignment in segment structure resulted in a change in the Company’s former reporting units, which are now divided between: (i) Self Care, (ii) Skin Health and Beauty and (iii) Essential Health. which are also the Company’s reportable segments. As a result of this realignment, goodwill was reassigned to each of the reporting units using a relative fair value approach. The Company estimates the fair values of a reporting unit using a discounted cash flow model.
Goodwill by reportable segment is as follows:

(Dollars in Millions)	Consumer Health Business	Self Care	Skin Health and Beauty	Essential Health	Total
Goodwill at January 3, 2021	$10,326	$—	$—	$—	$10,326
Currency translation/other	(516)	—	—	—	(516)
Goodwill at January 2, 2022	$9,810	$—	$—	$—	$9,810
Currency translation/other	(664)	—	—	—	(664)
Goodwill at July 3, 2022	$9,146	$—	$—	$—	$9,146
Realignment of segment goodwill	(9,146)	5,193	2,334	1,619	—
Currency translation/other	—	1	31	7	39
Goodwill at January 1, 2023	$—	$5,194	$2,365	$1,626	$9,185
A majority of the goodwill relates to the Parent’s acquisition of Pfizer Consumer Health in 2006.
The fair value of a reporting unit refers to the price that would be received to sell the unit as a whole in an orderly transaction between market participants. The Company estimates the fair values of a reporting unit using a discounted cash flow model. The discounted cash flow model relies on assumptions regarding revenue and net income growth rates, projected working capital needs, capital expenditures, and discount rates. To estimate fair value, the Company discounts the forecasted cash flows of each reporting unit. The discount rate the Company uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return a market participant would expect to earn. The quantitative fair value test is performed utilizing long-term growth rates and discount rates applied to the estimated cash flows in estimation of fair value.
To forecast a reporting unit’s cash flows the Company takes into consideration economic conditions and trends, estimated future operating results, management’s projections, and a market participant’s view of growth rates and product lives, and anticipates future economic conditions. Revenue growth rates inherent in these forecasts are based on input from internal and external market research that compare factors such as growth in global economies, recent industry trends and product life-cycles. Macroeconomic factors such as changes in economies, changes in the competitive landscape, changes in government legislation, product life-cycles, industry consolidations and other changes beyond the Company’s control could have a positive or negative impact on achieving its targets. Accordingly, if market conditions deteriorate, or if the Company is unable to execute its strategies, it may be necessary to record impairment charges in the future.
Re-segmentation Goodwill Impairment Test
Following the change in reporting units during 2022, the Company performed a quantitative impairment test on each of the reporting units: (i) Self Care, (ii) Skin Health and Beauty and (iii) Essential Health. After completing the testing, the fair value of each of these reporting units exceeded its carrying value, and, therefore, there was no impairment to goodwill.

Annual Goodwill Impairment Tests
The Company completed its annual goodwill impairment tests for fiscal years 2022, 2021, and 2020 and concluded that no impairment to goodwill was necessary as the fair value of each reporting unit was in excess of its respective carrying value.
5. Employee Related Obligations
At the end of fiscal years 2022 and 2021, employee related obligations recorded on the Combined Balance Sheets were:

(Dollars in Millions)	2022	2021
Pension benefits	$216	$303
Postretirement benefits	5	5
Total employee obligations	221	308
Less: current benefits in Accrued liabilities	(7)	(6)
Employee related obligations - non-current	$214	$302
6. Pensions and Other Benefit Plans
Single Employer Plans
The Company is the plan sponsor for certain defined benefit retirement plans and other benefit plans and these Combined Financial Statements reflect the periodic benefit costs and funded status of such plans. The Company uses December 31 as the fiscal year-end measurement date for these plans. The Company’s defined benefit retirement plans are located outside the United States.
Net periodic benefit costs for the Company’s defined benefit retirement plans and other benefit plans sponsored by the Company for 2022, 2021 and 2020 include the following components:

	Retirement Plans			Other Benefit Plans
(Dollars in Millions)	2022	2021	2020	2022	2021	2020
Service cost	$8	$7	$6	$—	$—	$—
Interest cost	4	2	3	—	1	—
Recognized actuarial losses (gain)	4	6	5	—	(1)	—
Curtailments and settlements	—	—	1	—	—	—
Expected return on plan assets	(1)	—	—	—	—	—
Net periodic benefit cost	$15	$15	$15	$—	$—	$—
The service cost component of net periodic benefit cost is presented in the same line items on the Combined Statements of Operations where other employee compensation costs are reported, including Cost of sales and Selling, general, and administrative expenses. All other components of net periodic benefit costs are presented as part of Other expense (income), net on the Combined Statements of Operations.

The following table represents the weighted-average actuarial assumptions:

	Retirement Plans			Other Benefit Plans
Worldwide Benefit Plans	2022	2021	2020	2022	2021	2020
Net Periodic Benefit Cost
Service cost discount rate	2.3%	1.2%	1.5%	—%	—%	—%
Interest cost discount rate	3.1%	0.7%	1.0%	—%	—%	—%
Rate of increase in compensation levels	2.5%	2.7%	2.7%	—%	—%	—%
Expected long-term rate of return on plan assets	2.9%	2.1%	2.5%	—%	—%	—%
Benefit Obligation
Discount rate	4.2%	1.4%	1.1%	12.3%	11.5%	13.3%
Rate of increase in compensation levels	2.7%	2.7%	2.7%	—%	—%	—%
The Company’s discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities. The Company’s methodology in determining service and interest cost uses duration specific spot rates along that yield curve to the plans’ liability cash flows.
The expected rates of return on plan asset assumptions represent the Company’s assessment of long-term returns on diversified investment portfolios globally. The assessment is determined using projections from external financial sources, long-term historical averages, actual returns by asset class and the various asset class allocations by market.
The healthcare cost trend rates have reached the ultimate trend rates of 8.3% and 8.3% for fiscal years 2022 and 2021 respectively.

The following table sets forth information related to the benefit obligation and the fair value of plan assets at fiscal year-end 2022 and 2021 for the defined benefit retirement plans and other benefit plans sponsored by the Company:

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2022	2021	2022	2021
Change in Benefit Obligation
Projected benefit obligation - beginning of year	$303	$347	$5	$5
Service cost	8	7	—	—
Interest cost	4	2	—	1
Actuarial gain (1)	(82)	(21)	—	—
Curtailments, settlements & restructuring	—	—	—	—
Benefits paid from plan	(8)	(9)	—	—
Effect of exchange rates	(19)	(23)	—	(1)
Other (2)	29	—	—	—
Projected benefit obligation - end of year	$235	$303	$5	$5
Change in Plan Assets
Plan assets at fair value - beginning of year	$—	$—	$—	$—
Company contributions	9	9	—	—
Benefits paid from plan assets	(8)	(9)	—	—
Actual return on plan assets	(1)	—	—	—
Effect of exchange rates	(2)	—	—	—
Transfers	21	—		—
Plan assets at fair value - end of year	19	—	—	—
Funded status - end of year	(216)	(303)	—	—
Amounts Recognized in the Company’s Balance Sheet consist of the following:
Accrued liabilities	(7)	(6)	—	—
Employee related obligations - non-current	(209)	(297)	(5)	(5)
Total recognized in the Combined Balance Sheets - end of year	(216)	(303)	(5)	(5)
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:
Net actuarial (gain) loss	(15)	79	(4)	(4)
Prior service cost	4	2	—	—
Total before tax effects	(11)	81	(4)	(4)

Accumulated Benefit Obligations - end of year	$204	$262	$3	$3
__________________
(1)The actuarial gain for retirement plans in 2022 was primarily related to increases in discount rates
(2)This amount includes $25 million related to new unfunded pension plans included in the balance during 2022 from the Parent and other pension plans. See Note 9.

	Retirement Plans		Other Benefit Plans
(Dollars in Millions)	2022	2021	2022	2021
Amounts Recognized in Net Periodic Benefit Cost and Other Comprehensive Income
Net periodic benefit cost	$15	$15	$—	$—
Net actuarial gain (1)	(82)	(21)	—	—
Amortization of net actuarial loss	(4)	(6)	—	—
Effect of exchange rates	(6)	(7)	—	1
Total (income)/loss recognized in other comprehensive income, before tax	$(92)	$(34)	$—	$1
Total recognized in net periodic benefit cost and other comprehensive income	$(77)	$(19)	$—	$1
_________________
(1) The actuarial gain for retirement plans in 2022 was primarily related to increases in discount rates
The Company’s pension plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. For certain plans, funding is not a common practice, as funding provides no economic benefit. Consequently, the Company’s pension plans are not funded. The following table displays the projected future benefit payments from the Company’s defined benefit retirement plans and other benefit plans:

(Dollars in Millions)	2023	2024	2025	2026	2027	2028- 2032
Projected future benefit payments
Retirement plans	$10	$11	$12	$12	$13	$80
Other benefit plans	$—	$—	$—	$—	$—	$2
The Company currently has no projected benefit plan contributions.
The Company’s retirement plan assets at the end of 2022 were primarily comprised of debt, equity and insurance contracts.
The Company’s retirement plan asset allocation at the end of 2022 and 2021 and target allocations for 2023 are as follows:

	Percent of Plan Assets		Target Allocation
Worldwide Retirement Plans	2022	2021	2023
Equity securities	42%	—%	42%
Debt securities	56%	—%	56%
Other assets	2%	100%	2%
Total plan assets	100%	100%	100%
Determination of Fair Value of Plan Assets
The Plan has an established and well-documented process for determining fair values. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use, as inputs, market-based or independently sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy
The authoritative literature establishes a three-level hierarchy to prioritize the inputs used in measuring fair value. The levels within the hierarchy are described in the table below with Level 1 having the highest priority and Level 3 having the lowest. The Net Asset Value (NAV) is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.
A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.
Following is a description of the valuation methodologies used for the investments measured at fair value.
•Debt instruments — A limited number of these investments are valued at the closing price reported on the major market on which the individual securities are traded. Where quoted prices are available in an active market, the investments are classified as Level 1. If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows and are classified as Level 2. Level 3 debt instruments are priced based on unobservable inputs.
•Equity securities — Equity securities are valued at the closing price reported on the major market on which the individual securities are traded. Substantially all equity securities are classified within Level 1 of the valuation hierarchy.
•Other assets — Other assets are primarily related to insurance contracts. The instruments are issued by insurance companies. The fair value is based on negotiated value and the underlying investments held in separate account portfolios as well as considering the credit worthiness of the issuer. The underlying investments are government, asset-backed and fixed income securities. In general, insurance contracts are classified as Level 3 as there are no quoted prices nor other observable inputs for pricing.
The following table sets forth the Retirement Plans' investments measured at fair value as of January 1, 2023 and January 2, 2022:

	Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total Assets
(Dollars in Millions)	2022	2021	2022	2021	2022	2021	2022	2021
Debt instruments	$—	$—	$9	$—	$—	$—	$9	$—
Equity securities	9	—	—	—	—	—	9	—
Other assets	—	—	—	—	1	—	1	—
Investments at fair value	$9	$—	$9	$—	$1	$—	$19	$—
Multiemployer Plans
The Parent has defined benefit pension plans covering eligible employees in the United States and in certain of its international subsidiaries. The Parent also provides medical benefits, principally to its U.S. retirees and their dependents through its other postretirement benefit plans. The participation of the Company’s employees and retirees in these plans is reflected as though the Company participated in a multiemployer plan with the Parent. Liabilities associated with these plans are not reflected in the Company’s Combined Balance Sheets. The Combined Statements of Operations includes expense allocations for these benefits which were determined using a proportional allocation method. Total benefit plan expense allocated to the Company amounted to $54 million, $93 million and $94 million for fiscal years 2022, 2021 and 2020, respectively.
Savings Plan
In the United States, the Parent has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Parent matches a percentage of each employee’s contributions consistent with the provisions of the plan for which he/she is eligible. Total Parent matching contributions attributable to the Company’s employees were $14 million, $14 million and $12 million in fiscal years 2022, 2021 and 2020, respectively.
Post-Employment Benefit Plans
Additionally, the Parent maintains a post-employment benefit plan to provide limited benefits to its former employees, including former employees of the Company, if they are involuntarily terminated. The duration of these benefits are generally based on the employee’s term of service with the Parent, and includes both severance compensation and other benefits, including medical coverage. The post-employment plan is published and is considered a benefit to employees which is earned over the employee’s term of service. As a result, the Parent recognizes the cost of this benefit as it is earned by the employee as required by ASC 712: Compensation - non-retirement post-employment benefits. The cost of this benefit allocated to the Company in fiscal years 2022, 2021 and 2020 was approximately $46 million, $49 million and $53 million, respectively, and is reflected as an expense in the Combined Statements of Comprehensive Income (Loss).
7. Accumulated Other Comprehensive Loss
Components of other comprehensive (loss) income consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Employee Benefit Plans	Gain/ (Loss) On Derivatives & Hedge	Total Accumulated Other Comprehensive (Loss) Income
December 29, 2019	$(4,350)	$(65)	$(2)	$(4,417)
Net 2020 changes	855	(11)	1	845
January 3, 2021	(3,495)	(76)	(1)	(3,572)
Net 2021 changes	(926)	25	—	(901)
January 2, 2022	(4,421)	(51)	(1)	(4,473)
Net 2022 changes	(1,053)	63	10	(980)
January 1, 2023	$(5,474)	$12	$9	$(5,453)
Amounts in Accumulated other comprehensive loss are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes where it relates to permanent investments in international operations. For additional details on comprehensive income, see the Combined Statements of Comprehensive Income (Loss).
8. Stock-Based Compensation
At January 1, 2023, the Parent had three stock-based compensation plans. The shares outstanding are for contracts under the Parent's 2005 Long-Term Incentive Plan and the 2012 Long-Term Incentive Plan. The 2005 Long-Term Incentive Plan expired on April 26, 2012. On March 7, 2022, the Parent's Board of Directors approved the 2022 Long-Term Incentive Plan (the “2022 Plan”) providing the grant of non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, performance shares, PSUs, other stock-based awards and cash awards to employees and directors including the Company’s personnel. The 2022 Plan became effective in April 2022. All options and restricted shares granted subsequent to that date were under this plan.
The components and classification of stock-based compensation expense related to stock options, Restricted Stock Units (“RSUs”), and Performance Stock Units (“PSUs”) directly attributable to those employees specifically identified as employees of the Company and allocations from the Parent for fiscal years 2022, 2021 and 2020 were as follows:

(Dollars in Millions)	2022	2021	2020
Stock options	$43	$41	$37
RSUs	74	73	67
PSUs	20	27	11
Stock-based compensation expense	137	141	115
Cost of sales	30	33	29
Selling, general and administrative expenses	107	108	86
Stock-based compensation expense	$137	$141	$115
Stock-based compensation expense includes $26 million, $38 million and $28 million for fiscal years 2022, 2021 and 2020 respectively, of allocated charges from the Parent, based on percentage attribution related to Parent employees providing services to the Company.
The following quantitative stock option, RSU and PSU information relates to awards to those employees specifically identified as employees of the Company.
Stock Options
Stock options expire 10 years from the date of grant and vest over service periods that range from 6 months to 4 years. All options were granted at the average of the high and low prices of the Parent’s common stock on the New York Stock Exchange on the date of grant.
The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. For fiscal years 2022, 2021 and 2020 grants, expected volatility represents a blended rate of 10-year weekly historical overall volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Parent options with a life of 2 years. For all grants, the Parent’s historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.
The average fair value of options granted was $23.23, $20.86 and $16.42, in fiscal years 2022, 2021 and 2020, respectively.
The fair value was estimated based on the weighted average assumptions of:

	2022	2021	2020
Risk-free rate	2.0%	0.8%	1.5%
Expected volatility	18.0%	18.6%	15.3%
Expected life (in years)	7	7	7
Expected dividend yield	2.7%	2.5%	2.6%

A summary of option activity under the Plans as of January 1, 2023, and changes during the year is presented below:

			Aggregate Intrinsic Value
(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	(Dollars in Millions)
Shares at January 2, 2022	8,657	132.58	$333
Options granted	1,783	165.89
Options exercised	(1,018)	112.53
Options canceled/forfeited/adjusted (1)	(1,201)	114.19
Shares at January 1, 2023	8,221	$144.03	$268

Options vested and expected to vest at January 1, 2023	8,017	$143.55	$265
__________________
(1)Includes employee transfers in and out.
The total intrinsic value of options exercised was $64 million, $56 million and $50 million in fiscal years 2022, 2021 and 2020, respectively. The weighted-average remaining contractual term of options vested and expected to vest was 6.6 years at January 1, 2023.
The following table summarizes stock options outstanding and exercisable at January 1, 2023:

(Shares in Thousands)	Outstanding			Exercisable
Exercise Price Range	Options	Average Life(1)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$72.54-$100.48	475	1.6	$94.95	476	$94.95
$101.87-$115.67	1,062	3.7	109.51	1,062	109.51
$129.51-$141.06	1,766	5.7	130.94	1,753	130.93
$151.41-$164.62	3,139	7.6	158.11	—	—
$164.63-$165.89	1,779	7.6	165.89	—	—
	8,221	6.7	$144.03	3,291	$118.83
__________________
(1)Average contractual life remaining in years
Stock options outstanding at January 1, 2023 and January 2, 2022 were 8,221 and an average life of 6.7 years, and 8,657 and an average life of 6.4 years, respectively. Stock options exercisable at January 1, 2023 and January 2, 2022 were 3,291 at an average exercise price of $118.83 and 3,693 at an average exercise price of $109.21, respectively.
Restricted Share Units and Performance Share Units
The Parent granted restricted share units which vest over service periods that range from 6 months to 3 years. The Parent also granted performance share units, which are paid in shares of Parent common stock after the end of a three-year performance period. Whether any performance share units vest, and the amount that does vest, is tied to the completion of service periods that range from 6 months to 3 years and the achievement, over a three-year period, of three equally-weighted goals that directly align with or help the Parent drive long-term total shareholder return: operational sales, adjusted operational earnings per share, and relative total shareholder return. Beginning in fiscal year 2020, performance shares were granted with two equally-weighted goals that directly align with or help drive Parent’s long-term total shareholder return: adjusted operational earnings per share and relative total shareholder return. The number of shares actually earned at the end of the three-year period will vary, based only on actual performance, from 0% to 200% of the target number of performance share units granted.

A summary of the unvested restricted share units and performance share units activity under the Plans as of January 1, 2023 is presented below:

(Shares in Thousands)	Outstanding Restricted Share Units	Outstanding Performance Share Units
Shares at January 2, 2022	1,206	198
Granted	475	85
Issued	(364)	(28)
Canceled/forfeited/adjusted(1)	(87)	(34)
Shares at January 1, 2023	1,230	221
__________________
(1)Includes employee transfers in and out.
The weighted average grant date fair value of the restricted share units granted was $153.69, $152.73 and $139.88 in fiscal years 2022, 2021 and 2020, respectively, using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The aggregate fair value of restricted share units issued was $44 million, $45 million and $43 million in 2022, 2021 and 2020, respectively.
The weighted average per unit grant date fair value of the performance share units granted was $178.45, $187.50 and $177.16 in fiscal years 2022, 2021 and 2020, calculated using the weighted average grant date fair market value for each of the component goals at the date of grant.
The fair value for the relative total shareholder return goal of each performance share unit was estimated on the date of grant using a Monte Carlo valuation model. The aggregate fair value of performance share units issued was $4 million, $5 million and $4 million in fiscal years 2022, 2021 and 2020, respectively.
For fiscal years 2022, 2021 and 2020, the total remaining unrecognized compensation cost for stock options, RSUs, and PSUs was $105 million, $90 million and $75 million, respectively. The weighted-average remaining requisite service period is approximately 1.79 years, 1.76 years and 1.74 years for fiscal years 2022, 2021 and 2020, respectively.
9. Related Parties
The Company has not historically operated as a standalone business and the Combined Financial Statements are derived from the consolidated financial statements and accounting records of the Parent. The following disclosure summarizes activity between the Company and Parent.
Cost Allocations from Parent
Parent provides significant support functions to the Company. The Combined Financial Statements reflect an allocation of these costs. Similarly, certain of the Company’s operations provide support to the Parent’s affiliates and related costs for support are charged to the Parent’s affiliates. Allocated costs included in Cost of sales relate to enterprise-wide support primarily consisting of facilities, insurance, logistics, quality and compliance which are predominantly allocated based on net sales. Allocated costs included in Selling, general, and administrative expenses primarily relate to finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services and general commercial support functions and are predominantly allocated based on net sales or headcount. See Note 1 for a discussion of these costs and the methodology used to allocate them.

These allocations (excluding stock-based compensation expense), net of costs charged to the Parent’s affiliates are reflected in the Combined Statements of Operations as follows:

(Dollars in Millions)	2022	2021	2020
Cost of sales	$149	$182	$166
Selling, general, and administrative expenses	679	649	652
Total	$828	$831	$818
Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company’s employees, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology and infrastructure.
Net Transfers (to) from the Parent
Net transfers (to) from the Parent are included within Net Investment from Parent in the Combined Balance Sheets and Combined Statement of Equity and within financing activities in the Combined Statement of Cash Flows and represent the net effect of transactions between the Company and Parent. The components of Net transfers from (to) the Parent are as follows:

(Dollars in Millions)	2022	2021	2020
Cash pooling and general financing activities	$(2,568)	$(832)	$(4,414)
Corporate cost allocations	828	831	818
Taxes deemed settled with the Parent	78	44	151
Allocated derivative and hedging gain (losses)	65	(36)	(1)
Net transfers (to) from the Parent as reflected in the Combined Statements of Cash Flows	(1,597)	7	(3,446)
Stock-based compensation expense	137	141	115
Talc liability transferred to Parent, net of related deferred taxes ($0, $251, $0)	—	765	—
Pension liabilities transferred from the Parent	(25)	—	—
Net transfers (to) from the Parent as reflected in the Combined Statements of Equity	$(1,485)	$913	$(3,331)
During the fiscal year 2022, transfers between the Company and the Parent were recognized in Net transfers from (to) the Parent in the Combined Statement of Equity at the Parent’s historical cost and consisted primarily of $25 million of pension liabilities related to the Consumer Health Business from the Parent. See Note 6.
10. Other (income) expense, net, operating and Other expense (income), net
Other (income) expense, net, operating consisted of:

(Dollars in Millions)	2022	2021	2020
Litigation (income) expense(1)	$(7)	$92	$3,967
Royalty income(2)	(39)	(89)	(100)
Other(3)	23	12	4
Total Other (income) expense, net, operating	$(23)	$15	$3,871
__________________
(1)Litigation expense includes $154 million and 4,029 million of Talc-Related costs for the fiscal year 2021 and 2020, respectively, as well as $74 million of beneficial settlements for Brazil VAT legal resolution for fiscal year 2021.

(2)In connection with the Old JJCI corporate restructuring starting in October 2021, rights of Old JJCI and its affiliates to receive four streams of royalties payable from certain third parties were transferred to Royalty A&M LLC, an indirect wholly owned subsidiary of the Parent.
(3)Other consists primarily of (gains) losses on asset disposals, certain restructuring expenses (Note 16), intangible impairment (Note 4), and miscellaneous (income) expenses.
Other expense (income), net consisted of:

(Dollars in Millions)	2022	2021	2020
Currency losses on transactions	$42	$20	$40
Other(1)	(4)	(25)	(3)
Total Other expense (income), net	$38	$(5)	$37
__________________
(1)Other consists primarily of business disposals, gains and losses on investments, other than service cost components of net periodic benefit costs, and miscellaneous non-operating (income) expenses.
11. Income Taxes
During the periods presented in the Combined Financial Statements, the Company operated as part of the Parent and did not file income tax returns on a standalone basis in all jurisdictions in which it operates. However, for the purposes of the Combined Financial Statements, the income taxes and related income tax accounts have been calculated using the separate return method as if the Company filed income tax returns on a standalone basis. In the future, as a standalone company, the income taxes and related income tax accounts of the Company may differ from those presented in the Combined Financial Statements.
The provision for taxes on income consists of:

(Dollars in Millions)	2022	2021	2020
Currently payable:
U.S. taxes	$75	$8	$308
International taxes	318	318	356
Total current taxes	393	326	664
Deferred:
U.S. taxes	205	627	(741)
International taxes	(48)	(59)	(60)
Total deferred	157	568	(801)
Provision (benefit) for taxes on income	$550	$894	$(137)

A comparison of income tax expense at the U.S. statutory rate of 21% in fiscal years 2022, 2021 and 2020, to the Company’s effective tax rate is as follows:

(Dollars in Millions)	2022	2021	2020
U.S.	$1,238	$1,367	$(2,614)
International	1,399	1,558	1,598
Earnings before taxes on income:	$2,637	$2,925	$(1,016)
Tax rates:
U.S. statutory rate	21.0%	21.0%	21.0%
U.S. taxes on international income (1)	(3.8)	9.5	(3.8)
International operations (2)	(1.6)	(2.1)	(14.0)
State	3.1	1.7	10.2
Change in valuation allowance	2.2	1.4	(2.7)
Tax benefits on share-based compensation	(0.2)	(0.3)	1.0
All other	0.1	(0.6)	1.8
Effective Rate	20.8%	30.6%	13.5%
_________________
(1) Includes the impact of the tax on GILTI and other foreign income that is taxable under the U.S. tax code.
(2) For all periods presented the Company has subsidiaries operating in Singapore under various tax incentives. International operations reflect the impacts of operations in jurisdictions with statutory tax rates different than the U.S. The Company’s largest international operations are in Canada, Japan, Singapore and Switzerland.
The effective tax rate for the fiscal year 2022 is 20.8% and is lower than the U.S. corporate tax rate primarily due to the following:
•U.S. incremental taxes on foreign earnings. Talc settlement payments gave rise to an overall domestic loss in the U.S. in fiscal year 2021 preventing the Company from claiming a Section 250 deduction and utilizing U.S. foreign tax credits against the Company’s U.S. tax on foreign earnings. The overall domestic loss is being recaptured in the U.S. in fiscal year 2022 allowing the Company to claim additional U.S. foreign tax credits against the Company’s U.S. tax on foreign earnings. The additional U.S. foreign tax credit benefit is reflected in U.S. taxes on international income within the rate reconciliation.
The effective tax rate for the fiscal year 2021 is 30.6% and is higher than the U.S. corporate tax rate primarily due to the following:
•U.S. incremental taxes on foreign earnings. As a result of Talc settlement payments, there is a taxable loss in the U.S. preventing the Company from claiming a Section 250 deduction and utilizing U.S. foreign tax credits against the Company’s U.S. tax on foreign earnings. The incremental U.S. tax on foreign earnings is reflected in U.S. taxes on international income within the rate reconciliation.
The effective tax rate for the fiscal year 2020 is 13.5% and is lower than the U.S. corporate tax rate applied to the pre-tax loss in 2020 primarily due to the following:
•An increase in unrecognized tax benefits of $166 million due to the final settlement of the 2010 – 2012 IRS audit. This reduced the effective tax rate benefit on the pre-tax loss by approximately 16.3% and is included in “International Operations” in the Company’s effective tax rate reconciliation.
•An increase in the valuation allowance due to additional U.S. foreign tax credits generated that were not utilized. This reduced the effective tax rate benefit on the pre-tax loss by approximately 4.7%.
•These effects are partially offset by the larger benefit of state taxes on the U.S. pre-tax loss as a proportion of the consolidated pre-tax loss.

Temporary differences and carryforwards at the end of fiscal years 2022 and 2021 were as follows:

	2022		2021
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$20	$—	$56	$—
Stock based compensation	75	—	68	—
Depreciation of property, plant and equipment	—	(38)	—	(41)
Goodwill and intangibles	—	(2,652)	—	(2,689)
Reserves & liabilities	120	—	93	—
Net operating loss and tax credit carryforward	261	—	521	—
Undistributed foreign earnings	99	(89)	52	(82)
Global intangible low-taxed income	51	—	—	(92)
Miscellaneous international	28	—	46	—
R&D Capitalized for tax	55	—	—	—
Miscellaneous U.S.	39	—	13	—
Subtotal	748	(2,779)	849	(2,904)
Valuation allowance	(250)	—	(186)	—
Total deferred income taxes	$498	$(2,779)	$663	$(2,904)
The Company has wholly-owned international subsidiaries that have cumulative net losses. The Company believes that it is more likely than not that these subsidiaries will generate future taxable income sufficient to utilize these deferred tax assets. However, in certain jurisdictions, valuation allowances have been recorded against deferred tax assets for loss carryforwards that are not more likely than not to be realized.
The Company has recognized $110 million and $365 million of deferred tax assets related to U.S. and foreign net operating loss (“NOL”) carryforwards and $151 million and $156 million of deferred tax assets related to foreign, U.S. federal and state credit carryforwards as January 1, 2023 and January 2, 2022 respectively. Federal and foreign NOLs generally do not expire, state NOLs generally expire between 2028 and 2041 and tax credit carryforwards generally expire between 2030 and 2032. The Company assessed net operating losses, credit carryforwards and other deferred tax assets for realizability and, based upon available evidence, recorded valuation allowances against deferred tax assets that are not more likely than not to be realized. As of fiscal years 2022, 2021, and 2020, valuation allowances of $250 million, $186 million, and $144 million have been recorded against certain net operating losses and foreign tax credit carryforwards respectively. The Company recognized a net change in valuation allowance of $64 million, $42 million, and $20 million in fiscal years 2022, 2021 and 2020 respectively. The net change in valuation allowance is primarily attributable to NOLs and tax attributes in Brazil, Puerto Rico, and U.S. Federal, state, and local jurisdictions.
The Company has recorded deferred tax liabilities on all undistributed earnings prior to December 31, 2017 and certain undistributed earnings arising after December 31, 2017 from its international subsidiaries. For all other undistributed earnings from our subsidiaries organized outside the United States, the Company has not recorded deferred taxes where the earnings are considered to be indefinitely reinvested. The Company intends to continue to reinvest these earnings in those international operations. If the Company decides at a later date to repatriate these earnings to the United States, the Company would be required to provide for the net tax effects on these amounts. The Company estimates that the tax effect of this repatriation would be approximately $114 million under currently enacted tax laws and regulations and at current currency exchange rates. This amount does not include the possible benefit of U.S. foreign tax credits, which may substantially offset this cost.
The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	2022	2021	2020
Beginning of year	$469	$519	$465
Increases related to current year tax positions	32	31	40

(Dollars in Millions)	2022	2021	2020
Increases related to prior period tax positions	7	2	270
Decreases related to prior period tax positions	(49)	(40)	(87)
Settlements	(5)	(15)	(136)
Lapse of statute of limitations	(17)	(28)	(33)
End of year	$437	$469	$519
The unrecognized tax benefits of $437 million at January 1, 2023, if recognized, would affect the Company’s annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. With respect to the United States, the IRS has completed its audit for the tax years through 2012 and is currently auditing tax years 2013 through 2016. In the fiscal year 2020, the Parent made its final tax payments, which included approximately $165 million related to the final settlement of 2010-2012 tax audit liability attributable to the Company.
In other major jurisdictions where the Company conducts business, the years that remain open to tax audit go back to the year 2008. The Company believes it is possible that tax audits may be completed over the next twelve months by taxing authorities in some jurisdictions outside of the United States. However, the Company is not able to provide a reasonably reliable estimate of the timing of any future tax payments or the amount of possible changes to the total unrecognized tax benefits associated with any audit closures or other events.
The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities which is included in other liabilities on the Combined Balance Sheets. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. The Company recognized after tax interest expense of $13 million, $16 million and $46 million in fiscal years 2022, 2021 and 2020, respectively. The total amount of accrued interest was $147 million and $134 million in fiscal years 2022 and 2021, respectively.
12. Fair Value Measurements
Fair value measurements are estimated based on valuations techniques and inputs categorized as follows:
•Level 1 – Quoted prices in active markets for identical assets or liabilities
•Level 2 – Significant other observable outputs
•Level 3 – Significant unobservable outputs
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following fair value hierarchy table presents the components and classification of the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	2022				2021
(Dollars in Millions)	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Cash and cash equivalents:
Time deposits	$—	—	—	—	$32	—	32	—
Derivatives designated as cash flow hedges:
Assets:
Forward foreign exchange contracts	39	—	39	—	—	—	—	—
Interest rate swaps	29	—	29	—	—	—	—	—
Total	$68	$—	$68	$—	$—	$—	$—	$—
Liabilities:
Forward foreign exchange contracts	(15)	—	(15)	—	—	—	—	—
Interest rate swaps	(39)	—	(39)	—	—	—	—	—
Total	$(54)	$—	$(54)	$—	$—	$—	$—	$—
Net amount presented in Prepaid expenses and other receivables:	$14	$—	14	$—	$—	$—	$—	$—
The carrying amount of Cash and cash equivalents, trade receivable, Prepaid expenses and other receivables, and loans and notes payable approximated fair value as of January 1, 2023 and January 2, 2022. The fair value of forward foreign exchange contracts is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate. The interest rate swaps are recorded at fair value that is derived from observable market data, including yield curves. All derivative instruments are classified as level 2 securities. The Company does not believe that fair values of these derivative instruments materially differ from the amounts that could be realized upon settlement or maturity, or that the changes in fair value will have a material effect on the Company’s results of operations, cash flows or financial position.
There were no transfers between Level 1, Level 2 or Level 3 during the fiscal years ended January 1, 2023 and January 2, 2022.
In certain jurisdictions, the Company uses forward foreign exchange contracts to manage its exposure to the variability of cash flows which are designated as cash flow hedges with changes in the fair value recorded in Accumulated other comprehensive loss.
To protect gross margins from fluctuations in foreign currency exchange rates, the Parent on behalf of its affiliates enter into forward foreign currency exchange contracts on behalf of the Company to hedge a portion of forecasted foreign currency assets and forecasted liabilities. Changes in the fair value of derivatives are recorded each period in earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.
The contracts that have been designated in hedging relationships are designated as cash flow hedges on the date of contract inception, in accordance with the appropriate accounting guidance. The terms of these contracts are generally 12 months to 18 months. At inception, all designated hedging relationships are expected to be highly effective. Foreign exchange contracts designated as cash flow hedges are accounted for under the forward method and all gains/losses associated with these contracts are recorded in other comprehensive income. The Company recognizes its portion of the net allocated gains and losses when the amounts are reclassified to income, which is at the time the inventory is sold to the customer. The gains and losses relating to these contracts have been allocated to the Company based on the amount of forecasted purchases and included in Net sales or Cost of sales.
The Parent on behalf of its affiliates also enters into forward currency exchange contracts to offset the foreign currency exposure related to the settlement of intercompany payables and receivables of the Company. The net allocated gains and losses related to these contracts are recognized within Other expense (income), net.

During 2022 and in anticipation of the Company operating as a standalone entity, it has started entering into forward foreign currency exchange contracts to hedge a portion of forecasted foreign currency assets and forecasted liabilities.
The Company expects that substantially all of the amounts related to forward foreign exchange contracts will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months. The amount ultimately realized in earnings may differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative.
In the fourth quarter of 2022, the Company entered into forward starting interest rate swaps in contemplation of securing long-term financing for the Separation or for other long-term financing purposes in the event the Separation does not occur. The Company designated these derivatives as cash flow hedges to reduce future interest rate exposure related to changes in the benchmark interest rate on forecasted 5-year, 10-year, and 30-year bonds that the Company expects to issue in 2023. Changes in the fair value of the forward interest swaps are currently recorded in Accumulated other comprehensive loss and will be reclassified into Other expense (income), net when the hedged interest payments affect earnings.
The fair value of the Company’s foreign currency exchange contracts and interest rate swaps as of January 1, 2023, are included in Prepaid expenses and other receivables within the Combined Balance Sheets. As of January 1, 2023, the balance of deferred net gain on derivatives included in accumulated other comprehensive income was $10 million after-tax.
The following table sets forth the notional amounts of the Company’s outstanding derivative instruments:

	January 1, 2023
	Forward foreign exchange contracts	Interest rate swaps	Total
Cash Flow Hedges	$1,768	$2,400	$4,168
On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Cash flows from derivatives designated in hedging relationships are reflected in the Combined Statement of Cash Flows consistent with the presentation of the hedged item. The following table is a summary of the activity related to derivatives and hedges for fiscal years 2022, 2021 and 2020, net of tax.

	2022			2021			2020
	Net Sales	Cost of sales	Other expense (income), net	Net Sales	Cost of sales	Other expense (income), net	Net Sales	Cost of sales	Other expense (income), net
Gain (loss) on cash flow hedges	$21	12	30	11	(23)	(21)	(2)	(3)	10
Gain (loss) on forward currency exchange contracts not designated as hedges	$—	—	33	—	—	(15)	—	—	(34)
Credit Risk
The Company is exposed to the risk of credit loss in the event of nonperformance by counterparties to financial instrument contracts; however, nonperformance is considered unlikely and any nonperformance is unlikely to be material as it is the Company’s policy to contract with diverse, credit-worthy counterparties based upon both strong credit ratings and other credit considerations.

Investments in equity securities
The Company measures equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. Such investments were $66 million and $74 million as of January 1, 2023 and January 2, 2022, respectively, and are included in Other assets on the Combined Balance Sheets.
13. Commitments and Contingencies
The Company, and its Parent, are involved in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, foreign exchange controls, antitrust and trade regulation, labor and employment, pension, indemnification, data privacy and security, environmental, health and safety and tax matters; governmental investigations; and other legal proceedings that arise from time to time in the ordinary course of their business.
The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred, and the amount of the loss can be reasonably estimated. As of January 1, 2023, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accrued for these matters and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with ASC 450-20-25. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments. The ability to make such estimates and judgments can be affected by various factors including, among other things, whether damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has not commenced or is not complete; proceedings are in early stages; matters present legal uncertainties; there are significant facts in dispute; procedural or jurisdictional issues; the uncertainty and unpredictability of the number of potential claims; ability to achieve comprehensive multi-party settlements; complexity of related cross-claims and counterclaims; and/or there are numerous parties involved. To the extent adverse awards, judgments or verdicts have been rendered against the Company, the Company does not record an accrual until a loss is determined to be probable and can be reasonably estimated.
In the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s Balance Sheets, is not expected to have a material adverse effect on the Company’s financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company’s results of operations and cash flows for that period.
Product Liability
Johnson & Johnson and certain of its subsidiaries are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While the Company believes it has substantial defenses, it is not feasible to predict the ultimate outcome of litigation. From time to time, even if it has substantial defenses, the Company considers isolated settlements based on a variety of circumstances. The Company has established accruals for product liability claims and lawsuits in compliance with ASC 450-20 based on currently available information, which in some cases may be limited. The Company accrues an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. For certain of these matters, the Company has accrued additional amounts such as estimated costs associated with settlements, damages and other losses. Product liability accruals can represent projected product liability for thousands of claims around the world, each in different litigation environments and with different fact patterns. Changes to the accruals may be required in the future as additional information becomes available.
A significant number of personal injury claims alleging that talc causes cancer were made against Johnson & Johnson Consumer Inc. and Johnson & Johnson arising out of the use of body powders containing talc, primarily

JOHNSON’S Baby Powder. The number of these personal injury lawsuits, filed in state and federal courts in the United States as well as outside the United States, continued to increase. In talc cases that previously have gone to trial, the Company and/or its Parent have obtained a number of defense verdicts, but there also have been verdicts against the Company, many of which have been reversed on appeal. In June 2020, the Missouri Court of Appeals reversed in part and affirmed in part a July 2018 verdict of $4,700 million in Ingham v. Johnson & Johnson, et al., No. ED 207476 (Mo. App.), reducing the overall award to $2,100 million. An application for transfer of the case to the Missouri Supreme Court was subsequently denied. As such, the Company accrued approximately $2,500 million (including interest) to Other (income) expense, net, operating in the fourth quarter of 2020 (the “Ingham decision”). In June 2021 a petition for certiorari, seeking a review of the Ingham decision by the United States Supreme Court, was denied. As such, the Company paid the award, which, including interest, totaled approximately $2,500 million. The facts and circumstances, including the terms of the award, were unique to the Ingham decision and not representative of other claims brought against the Company. The Company and its Parent continue to believe that it has strong legal grounds to contest the other talc verdicts that it has appealed. Notwithstanding the Company’s confidence in the safety of its talc products, in certain circumstances the Company has settled cases. In addition to the Ingham decision, the costs associated with certain other settlements, primarily related to mesothelioma cases, and defense costs are reflected in the Company’s accruals noted above. In 2021 and 2020, the Company recorded litigation expense primarily associated with talc-related reserves and certain settlements offset by legal fees and other costs paid. Prior to 2020, the accruals and payments primarily related to defense costs.
In October 2021, Johnson & Johnson Consumer Inc. (“Old JJCI”), a former subsidiary of the Parent and the Company, implemented a corporate restructuring (the “2021 Corporate Restructuring”). As a result of that restructuring, Old JJCI ceased to exist and three new entities were created: (a) LTL Management LLC, a North Carolina limited liability company (“LTL” or “Debtor”); (b) Royalty A&M LLC, a North Carolina limited liability company and a direct subsidiary of LTL (“RAM”); and (c) the Debtor’s direct parent, Johnson & Johnson Consumer Inc., a New Jersey company (“New JJCI”). The operations, assets and liabilities of New JJCI will be transferred to the Company as part of the Separation, while LTL and RAM will be retained by the Parent. The Debtor received certain of Old JJCI’s assets and became solely responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to old JJCI’s talc or talc-containing products sold in the United States and Canada (the “Talc-Related Liabilities”). Pursuant to the Separation, Johnson & Johnson will retain the Talc-Related Liabilities and, as a result, will agree to indemnify the Company for the Talc-Related Liabilities and any costs associated with resolving such claims. Such claims represent the vast majority of claims relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products. The Company will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.
After and in connection with the 2021 Corporate Restructuring, LTL commenced a chapter 11 case (the “LTL Bankruptcy Case”), which is pending before the United States Bankruptcy Court, District of New Jersey (“Bankruptcy Court”). Through its intermediary position between the Parent and LTL, New JJCI has agreed to provide funding to LTL for the payment of amounts the Bankruptcy Court determines are owed by LTL through the establishment of a trust in furtherance of this purpose. In October 2021 and in conjunction with the creation of LTL as part of the 2021 Corporate Restructuring, New JJCI’s liability of $1,016 million was transferred to the Parent and settled through Net Investment from Parent as all legal expenses and liabilities subsequent to October 2021 will be settled by LTL and ultimately the Parent. As such, there are no remaining Talc-Related Liabilities in the Company’s financial statements as of the end of fiscal year 2021 and no activity during 2022. A summary of the talc liabilities from 2020 to 2021 is included below:

(Dollars in Millions)	2021	2020
Beginning Balance	$4,043	$462
Accruals	154	4,029
Payments	(3,181)	(448)
Transfer of liability to Parent	(1,016)	—
Ending Balance	$—	$4,043

In February 2019, Old JJCI’s talc supplier, Imerys Talc America, Inc. and two of its affiliates, Imerys Talc Vermont, Inc. and Imerys Talc Canada, Inc. (collectively, “Imerys”) filed a voluntary petition under chapter 11 of the United States Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Imerys Bankruptcy”). The Imerys Bankruptcy relates to Imerys’s potential liability for personal injury from exposure to talcum powder sold by Imerys (“Talc Claims”). In its bankruptcy, Imerys alleges it has claims against the Parent and Old JJCI for indemnification and rights to joint insurance proceeds. In May 2020, Imerys, its parent Imerys S.A., the Tort Claimants’ Committee (“TCC”), and the Future Claimants’ Representative (“FCR”) (collectively, the “Plan Proponents”) filed their Plan of Reorganization (the “Plan”) and the Disclosure Statement related thereto. The Plan Proponents have since filed numerous amendments to the Plan and Disclosure Statement. A hearing on the Plan Proponent’s Disclosure Statement was held in January 2021, and the Court entered an order approving the Disclosure Statement, allowing Imerys to proceed with soliciting votes on the Plan. In March 2021, the Parent voted to reject the Plan and opted out of the consensual releases in the Plan. In April 2021, the Plan Proponents announced the Plan had received the requisite number of accepting votes to confirm the Plan. The Parent challenged certain improprieties with respect to portions of the vote and sought to disqualify those votes. In October 2021, the Bankruptcy Court issued a ruling deeming thousands of votes as withdrawn. In October 2021, Imerys cancelled the confirmation hearing on the Plan. Imerys, the TCC, the FCR, and certain of Imerys’s insurers, and certain parties in the Cyprus Mines chapter 11 case (described below) (collectively the “Mediation Parties”) have since agreed to engage in mediation. The most recent term of the mediation ended on December 31, 2022.
In July 2021, Imerys commenced an adversary proceeding against the Parent and Old JJCI in the Imerys Bankruptcy (the “Imerys Adversary Proceeding”). The Imerys Adversary Proceeding sought, among other things, certain declarations with respect to the indemnification obligations allegedly owed by the Parent and Old JJCI to Imerys. The TCC and FCR simultaneously filed a motion for temporary restraining order and preliminary injunction seeking to enjoin the Parent and Old JJCI from undergoing a corporate restructuring that would separate the Parent and Old JJCI’s talc liabilities from its other assets. The Bankruptcy Court denied the motion. The Parent and Old JJCI thereafter filed a motion to dismiss the adversary proceeding. The Bankruptcy Court has not yet decided the motion to dismiss. In October 2021, the Parent and Old JJCI filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Imerys Adversary Proceeding.
In June 2020, Cyprus Amax Mines Corporation (CAMC) and its parent (together, “Cyprus”), which had owned certain Imerys talc mines, filed an adversary proceeding against the Parent and Old JJCI and Imerys in the Imerys Bankruptcy seeking a declaration of indemnity rights under certain contractual agreements (the “Cyprus Adversary Proceeding”). The Parent and Old JJCI deny such indemnification is owed, and filed a motion to dismiss the adversary complaint. In February 2021, Cyprus filed a voluntary petition for relief under chapter 11 of the Bankruptcy Code and filed its Disclosure Statement and Plan. The Plan contemplates a settlement with Imerys and talc claimants where Cyprus would make a monetary contribution to a trust established under the Imerys Plan in exchange for an injunction against Talc Claims asserted against it. Cyprus has not yet sought approval of its Disclosure Statement and Plan. Cyprus, along with the TCC and FCR appointed in the Cyprus chapter 11 case, have agreed to participate in the mediation with the Mediation Parties. In October 2021, the Parent and Old JJCI filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Cyprus Adversary Proceeding. In June 2022, Cyprus commenced an Adversary Proceeding in its chapter 11 case seeking an order enforcing the automatic stay by enjoining parties from commencing or continuing “talc-related claims” against CAMC. In June 2022, the court entered a preliminary injunction order enjoining claimants from pursuing talc-related claims against CAMC through January 2023.
In February 2021, several of the Parent’s insurers involved in coverage litigation in New Jersey State Court (the “Coverage Action”) filed a motion in the Imerys Bankruptcy Court proceeding seeking a determination that the automatic stay does not apply to the Coverage Action and, in the alternative, seeking relief from the automatic stay to allow them to continue to litigate their claims in the Coverage Action. In March 2021, the Parent filed a limited response and reservation of rights with respect to the motion. The Court entered an agreed order modifying the stay to allow the litigation in the Coverage Action to continue. In October 2021, LTL filed a Notice of Bankruptcy Filing and Stay of Proceedings clarifying that the automatic stay arising upon the filing of the LTL Bankruptcy Case should apply to the Coverage Action. In March 2022, the Bankruptcy Court for the District of New Jersey ruled that the automatic stay in the LTL Bankruptcy Case applied to the Coverage Action, but, in August and September 2022, the Bankruptcy Court issued two rulings providing that the insurers involved in the Coverage Action could pursue third-party discovery in connection with the Coverage Action.
In addition, Johnson & Johnson has received inquiries, subpoenas and requests to produce documents regarding talc matters from various U.S. governmental authorities and is also subject to consumer protection cases and investigations from state attorneys general. The Company has produced documents and responded to inquiries, and will continue to cooperate with government inquiries.
Claims for personal injury have been made against Johnson and Johnson Consumer Inc. (JJCI), arising out of the use of TYLENOL, an over-the-counter pain medication, alleging that prenatal exposure to acetaminophen is associated with the development of autism spectrum disorder and/or attention-deficit/hyperactivity disorder. In October 2022, lawsuits filed in federal courts in the United States were organized as a multi-district litigation in the United States District Court for the Southern District of New York. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. In addition, lawsuits have been filed in Canada against our Canadian affiliate.
General Litigation
In 2006, Johnson & Johnson acquired Pfizer’s OTC business including the U.S. rights to OTC Zantac, which were on-sold to Boehringer Ingelheim (“BI”) as a condition to merger control approval such that BI assumed product liability risk for U.S. sales after 2006. Johnson & Johnson received indemnification from BI and gave Pfizer indemnification in connection with the transfer of the Zantac business to BI from Pfizer, through Johnson & Johnson. In November 2019, Johnson & Johnson received a demand for indemnification from Pfizer, pursuant to the 2006 Stock and Asset Purchase Agreement between Johnson & Johnson and Pfizer. In January 2020, Johnson & Johnson received a demand for indemnification from BI, pursuant to the 2006 Asset Purchase Agreement among Johnson & Johnson, Pfizer and BI. Pursuant to the agreements, Pfizer and BI have asserted indemnification claims against Johnson & Johnson ostensibly related to Zantac sales by Pfizer. In November 2022, Johnson & Johnson received a demand for indemnification from GlaxoSmithKline LLC (“GSK”), pursuant to the 2006 Stock and Asset Purchase Agreement between Johnson & Johnson and Pfizer, and certain 1993, 1998, and 2002 agreements between Glaxo Wellcome and Warner-Lambert entities. The notices seek indemnification for legal claims related to over-the-counter Zantac (ranitidine) products. Plaintiffs in the underlying actions allege that Zantac and other over-the-counter medications that contain ranitidine may degrade and result in unsafe levels of NDMA (N-nitrosodimethylamine) and can cause or have caused various cancers in patients using the products and seek declaratory and monetary relief. Johnson & Johnson has rejected all the demands for indemnification relating to the underlying actions. No Johnson & Johnson entity sold Zantac in the United States and no Johnson & Johnson entity is a party to the U.S. Zantac litigation.
In 2016, Johnson & Johnson Inc. (Canadian affiliate) (“JJI”) sold the Canadian Zantac business to Sanofi Consumer Health, Inc. (“Sanofi”). Under the 2016 Asset Purchase Agreement between JJI and Sanofi (the “2016 Purchase Agreement”), Sanofi assumed certain liabilities including those pertaining to Zantac (ranitidine) product sold by Sanofi after closing and related recalls, withdrawals, replacements or related market actions, and JJI is required to indemnify Sanofi for certain other excluded liabilities. In November 2019, JJI received notice reserving rights to claim indemnification from Sanofi pursuant to the 2016 Purchase Agreement. The notice refers to indemnification for legal claims in two class actions with similar allegations to the U.S. litigation related to over-the-counter Zantac (ranitidine) products. Johnson & Johnson and JJI have also been named in putative class actions filed in Canada with similar allegations regarding Zantac or ranitidine use. These actions are pending before the courts of Alberta, British Columbia, Quebec and Ontario. JJI was also named as a defendant, along with other manufacturers, in various personal injury actions in Canada related to Zantac products. JJI has provided Sanofi notice reserving rights to claim indemnification pursuant to the 2016 Purchase Agreement related to the class actions and personal injury actions. It is not possible, at this stage, to assess reliably the outcome of these lawsuits or the potential financial impact on the Company.
Beginning in May 2021, multiple putative class actions were filed in state and federal courts (California, Florida, New York, and New Jersey) against various Johnson & Johnson entities alleging violations of state consumer fraud statutes based on nondisclosure of alleged benzene contamination of certain Neutrogena and Aveeno sunscreen products and the affirmative promotion of those products as “safe”; and, in at least one case, alleging a strict liability manufacturing defect and failure to warn claims, asserting that the named plaintiffs suffered unspecified injuries as a result of alleged exposure to benzene. The Judicial Panel on Multi-District Litigation has consolidated all pending actions, except one case pending in New Jersey state court, in the United States District Court for the Southern District of Florida, Fort Lauderdale Division. In October 2021, the Company reached an agreement in principle for the settlement of a nationwide class, encompassing the claims of the consolidated actions, subject to approval by the Florida federal Court. In December 2021, plaintiffs in the consolidated actions filed a motion for preliminary approval of a nationwide class settlement. The settlement was preliminarily approved by the court in March 2022. On February 28, 2023, an order granting final approval of the settlement, certifying the settlement class and awarding attorney’s fees was entered.
Johnson & Johnson (subsequently substituted by JJCI) along with more than 120 other companies, is a defendant in a cost recovery and action brought by Occidental Chemical Corporation in June 2018 in the United States District Court for the District of New Jersey, related to the clean-up of a section of the Lower Passaic River in New Jersey.
14. Acquisitions and Divestitures
During fiscal years 2022, 2021 and 2020, the Company did not make any material acquisitions.
During fiscal years 2021 and 2020, in separate transactions, the Company divested several brands and facilities and recognized a pre-tax gain of $25 million and $50 million, respectively, within Other expense (income), net. During fiscal year 2022, the Company did not have any material divestitures.
15. Segments of Business and Geographic Areas
The Company has historically operated as part of the Parent, reported under the Parent’s segment structure and historically the Chief Operating Decision Maker (“CODM”) was the Consumer Health Segment Operating Committee. As the Company is transitioning into an independent, publicly traded company, the Company’s CODM was determined to be the Company’s Executive Committee as they will be responsible for allocating resources and assessing performance. Based on how the CODM assesses operating performance on a regular basis, makes resource allocation decisions and designates responsibilities of their direct reports, the Company realigned its historical segment structure and determined it is organized as three operating segments, which are also its reportable segments: (i) Self Care, (ii) Skin Health and Beauty, and (iii) Essential Health. Prior period presentations conform to the current segment reporting structure.
Segment profit is based on Operating income (loss) excluding depreciation and amortization, restructuring, Separation-related costs, Other (income) expense, net, operating, and unallocated general corporate administrative expenses (referred to herein as “Adjusted Operating Income”) as management excludes these items in assessing segment financial performance. General corporate/unallocated expenses, which includes treasury and legal operations and certain expenses, gains and losses related to the overall management of the Company, are not allocated to the segments. In assessing segment performance and managing operations, management does not review segment assets.

The Company operates the business through the following three reportable business segments:

Reportable Segments	Product Categories
Self Care	Cough, Cold and Allergy Pain Care Other Self Care (Digestive Health, Smoking Cessation and Other)
Skin Health and Beauty	Face and Body Care Hair, Sun and Other
Essential Health	Oral Care Baby Care Other Essential Health (Women’s Health and Wound Care)
The Company’s product categories as a percentage of Net sales for the fiscal years 2022, 2021 and 2020 were as follows:

	2022	2021	2020
Cough, Cold and Allergy	13%	12%	12%
Pain Care	13%	11%	10%
Other Self Care	14%	15%	14%
Face and Body Care	20%	22%	22%
Hair, Sun and Other	9%	8%	9%
Oral Care	10%	11%	11%
Baby Care	10%	10%	11%
Other Essential Health	11%	11%	11%
Total	100%	100%	100%
Segment Net Sales and Adjusted Operating Income
Segment net sales and adjusted operating income for the fiscal years 2022, 2021 and 2020 were as follows:

	Net Sales
(Dollars in Millions)	2022	2021	2020
Self Care	$6,030	$5,643	$5,235
Skin Health and Beauty	4,350	4,541	4,450
Essential Health	4,570	4,870	4,782
Total	$14,950	$15,054	$14,467

	Adjusted Operating Income
(Dollars in Millions)	2022(4)	2021 (1)(4)	2020 (1)(4)
Self Care	$2,088	$1,952	$1,858
Skin Health and Beauty	708	878	889
Essential Health	1,111	1,224	1,250
Total adjusted operating income	3,907	4,054	3,997
Reconciliation to income (loss) before taxes:
General corporate/unallocated expenses	(298)	(272)	(277)
Other (income) expense, net, operating (Note 10)	23	(15)	(3,871)
Restructuring(2)	(100)	(116)	(82)
Depreciation and amortization	(644)	(731)	(746)
Separation-related costs(3)	(213)	—	—
Total operating income (loss)	2,675	2,920	(979)
Other expense (income), net (Note 10)	38	(5)	37
Income (loss) before taxes	$2,637	$2,925	$(1,016)
__________________
(1)For the fourth quarter of 2022, the Company updated the methodology of allocation for certain selling expenses to align with segment financial results as measured by the Company, including the Chief Operating Decision Maker. All prior periods have been recast to conform to current presentation. Total adjusted operating income did not change as a result of this change.
(2)Exclusive of the restructuring expense included in other (income) expense, net, operating. See Note 16.
(3)For the fourth quarter of 2022, the Company updated methodology to no longer allocate non-recurring Separation-related costs to align with segment financial results as measured by the Company, including the Chief Operating Decision Maker. This change only impacted fiscal year 2022 given there were no non-recurring Separation-related costs in any other period presented.
(4)The Company adjusted the allocation for certain intangible asset amortization costs within Cost of sales to align with segment financial results as measured by the Company, including the Chief Operating Decision Maker. Accordingly, the Company has updated its segment disclosures in all prior periods. Total adjusted operating income did not change as a result of this update.
Depreciation & Amortization
Depreciation and amortization by segment for the fiscal years 2022, 2021 and 2020 were as follows:

	Depreciation and Amortization
(Dollars in Millions)	2022(1)	2021	2020
Self Care	$202	$212	$205
Skin Health and Beauty	247	305	325
Essential Health	195	214	216
Total	$644	$731	$746
__________________
(1)The Company adjusted the allocation for certain intangible asset amortization costs within Cost of sales to align with segment financial results as measured by the Company, including the Chief Operating Decision Maker. Accordingly, the Company has updated its depreciation and amortization disclosures in the impacted period. Total depreciation and amortization did not change as a result of this update.

Geographic Information
Net sales are attributed to a geographic region based on the location of the customer and for the fiscal years 2022, 2021 and 2020 were as follows:

	Net Sales
(Dollars in Millions)	2022	2021	2020
North America(1)	$7,418	$7,284	$7,095
Europe, Middle East, and Africa	3,188	3,436	3,332
Asia-Pacific	3,146	3,276	3,013
Latin America	1,198	1,058	1,027
Total	$14,950	$15,054	$14,467
__________________
(1)Includes U.S. net sales in fiscal years 2022, 2021 and 2020 of $6,599 million, $6,516 million and $6,357 million, respectively.

Long-lived assets consisting of property, plant and equipment, net of accumulated depreciation, intangible assets, net and goodwill are attributed to geographic locations as of January 1, 2023 and January 2, 2022 as follows:

	Long Lived Assets(2)
(Dollars in Millions)	2022	2021
North America(1)	$9,582	$9,687
Europe, Middle East, and Africa	8,244	9,169
Asia-Pacific	2,736	3,204
Latin America	296	278
Total	$20,858	$22,338
__________________
(1)Includes U.S. long lived assets in fiscal years 2022, 2021 and 2020 of $7,469 million, $7,527 million and $7,631 million, respectively.
(2)Long-lived assets include property, plant and equipment, net for fiscal years 2022, and 2021 of $1,820 million and $1,827 million, respectively, and intangible assets and goodwill, net for fiscal years 2022 and 2021 of $19,038 million and $20,511 million, respectively.
Major Customers
One customer accounted for approximately 13%, 14% and 14% of total net sales in fiscal years 2022, 2021 and 2020, respectively.
16. Restructuring
During 2018, the Parent announced plans to implement actions across its global supply chain that are intended to enable the Company to focus resources and increase investments in critical capabilities, technologies and solutions necessary to manufacture and supply its product portfolio of the future, enhance agility and drive growth. These supply chain actions have included expanding its use of strategic collaborations, and bolstering its initiatives to reduce complexity, improving cost-competitiveness, enhancing capabilities, and optimizing its network. The restructuring charges associated with the program, and directly attributed to the Company, were primarily related to contractors/outside services, asset write-downs, and accelerated depreciation. The program was completed in the fiscal fourth quarter of 2022. These costs have been recognized in the Combined Statement of Operations as follows:

(Dollars in Millions)	2022	2021	2020
Cost of sales	$55	$48	$34
Selling, general, and administrative expenses	45	68	48
Other (income) expense, net, operating	—	1	(16)
Total	$100	$117	$66

17. Accrued and Other Liabilities
Accrued liabilities consisted of:

(Dollars in Millions)	2022	2021
Accrued expenses	$447	$535
Accrued compensation and benefits	272	266
Lease liability	35	47
Other accrued liabilities	152	176
Accrued liabilities	$906	$1,024
Other liabilities consisted of:

(Dollars in Millions)	2022	2021
Accrued income taxes - noncurrent (Note 11)	$584	$603
Noncurrent lease liability	81	82
Other noncurrent accrued liabilities	62	71
Other liabilities	$727	$756
18. Subsequent Events
The Combined Financial Statements of the Company are derived from the consolidated financial statements of the Parent, which issued its financial statements for the year ended January 1, 2023 on February 16, 2023. Accordingly, the Company has evaluated transactions or other events for consideration as recognized subsequent events in the annual financial statements through February 16, 2023. Additionally, the Company has evaluated transactions and other events that occurred through March 3, 2023, the date these Combined Financial Statements were issued, for purposes of disclosure of unrecognized subsequent events.
Events Subsequent to Original Issuance of Financial Statements (Unaudited)
In connection with the reissuance of the financial statements, the Company has evaluated subsequent events through April 24, 2023, the date the financial statements were reissued.
On April 20, 2023, the Company entered into a long-term lease for a newly renovated office building and a newly constructed R&D building in Summit, New Jersey that, when completed, will encompass a total of approximately 290,000 square feet and serve as the Company’s new global corporate headquarters. The expected lease expense is approximately $10 million per year with an initial term of 15 years. In addition to corporate office space, this campus will house laboratory space to principally support R&D. The relocation to this campus is expected to commence in 2025 for the office building and continue through 2026 for occupancy into the new R&D building. The Company will continue to operate from our interim corporate headquarters in Skillman, New Jersey until that time.
On March 22, 2023, the Company issued eight series of senior unsecured notes (the “Notes”) in an aggregate principal amount of $7.75 billion in a private placement. The net proceeds to the Company from the Notes offering was $7.69 billion after deductions of discounts and commissions payable of $65 million. The Notes will initially be fully and unconditionally guaranteed on a senior unsecured basis by the Parent. Such guarantees will terminate upon (1) the completion in all material respects of the transfer of the assets and liabilities of Johnson & Johnson’s Consumer Health Business to the Company, other than the transfer of the assets and liabilities of the Company’s businesses in certain jurisdictions where the Company and the Parent will defer the transfer of such assets and liabilities (such transfer, the “Consumer Health Business Transfer”) and (2) the occurrence of the initial registration of the Company’s equity securities. The Company intends to use the proceeds from the offering of the Notes as partial consideration to the Parent for the Consumer Health Business that the Parent will transfer to the Company. The net proceeds of the Notes offering were placed in segregated escrow accounts pending the occurrence of the

Consumer Health Business Transfer. On April 4, 2023, the net proceeds of the Notes offering were released from escrow upon the completion of the Consumer Health Business Transfer. After completion of the Notes offering on March 22, 2023, the Long-term debt outstanding was $7.69 billion.
On March 6, 2023, the Company entered into a credit agreement providing for a five-year senior unsecured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $4 billion to be made available in U.S. dollars and Euros. The Revolving Credit Facility contains representations and warranties, covenants and events of default that are customary for this type of financing, including covenants restricting the incurrence of liens and the entry into certain merger transactions. The company does not expect the Revolving Credit Facility to be drawn from or used in connection with the Separation.
Following the original issuance of the financial statements, on March 3, 2023, the Company entered into a commercial paper program (the “Commercial Paper Program”). The Company’s Board of Directors has authorized the issuance of up to $4 billion in aggregate principal amount of commercial paper under the Commercial Paper Program. The Commercial Paper Program contains representations and warranties, covenants and default that are customary for this type of financing.

Kenvue Inc. Unaudited Interim Condensed Consolidated Financial Statements:
KENVUE INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited; In Millions Except Per Share Data)

	July 2, 2023	January 1, 2023
Assets
Current assets
Cash and cash equivalents	$1,231	$1,231
Trade receivables, less allowances for credit losses ($29 and $35 as of July 2, 2023 and January 1, 2023, respectively)	2,096	2,122
Inventories	2,026	2,226
Prepaid expenses and other receivables	643	175
Other current assets	223	123
Total current assets	6,219	5,877
Property, plant, and equipment, net	1,832	1,820
Intangible assets, net	9,678	9,853
Goodwill	9,081	9,185
Deferred taxes on income	143	147
Other assets	589	434
Total Assets	$27,542	$27,316
Liabilities and Equity
Current liabilities
Loans and notes payable	752	—
Accounts payable	2,354	1,829
Accrued liabilities	1,201	906
Accrued rebates, returns, and promotions	753	862
Accrued taxes on income	239	329
Total current liabilities	5,299	3,926
Employee related obligations	244	214
Long-term debt	7,684	—
Deferred taxes on income	2,682	2,428
Other liabilities	593	727
Total liabilities	16,502	7,295
Commitments and contingencies (Note 13)
Equity
Preferred stock, $0.01 par value, 750 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value, 12,500 shares authorized, 1,915 shares issued and outstanding	19	—
Additional paid-in capital	16,098	—
Retained earnings	430	—
Net investment from Parent	—	25,474
Accumulated other comprehensive loss	(5,507)	(5,453)
Total equity	11,040	20,021
Total Liabilities and Equity	$27,542	$27,316
See Notes to Condensed Consolidated Financial Statements.

KENVUE INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited; In Millions Except Per Share Data)

	Fiscal Three Months Ended		Fiscal Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net sales	$4,011	$3,804	$7,863	$7,394
Cost of sales	1,786	1,646	3,513	3,280
Gross profit	2,225	2,158	4,350	4,114
Selling, general, and administrative expenses	1,522	1,375	3,024	2,725
Other operating expense (income), net	1	13	(16)	8
Operating income	702	770	1,342	1,381
Other expense (income), net	10	(5)	40	(6)
Interest expense, net	53	—	54	—
Income before taxes	639	775	1,248	1,387
Provision for taxes	209	171	488	255
Net income	$430	$604	$760	$1,132

Basic and diluted net income per share	$0.23	$0.35	$0.43	$0.66
Basic and diluted weighted-average common stock	1,838	1,716	1,777	1,716
See Notes to Condensed Consolidated Financial Statements.

KENVUE INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited; in Millions)

	Fiscal Three Months Ended		Fiscal Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net income	$430	$604	760	1,132
Other comprehensive income (loss)
Foreign currency translation, net of taxes	(177)	(835)	(16)	(1,115)
Employee benefit plans, net of taxes	(10)	1	4	4
Derivatives and hedges, net of taxes	(8)	1	31	(3)
Other comprehensive income (loss)	(195)	(833)	19	(1,114)
Comprehensive income (loss)	$235	$(229)	$779	$18
See Notes to Condensed Consolidated Financial Statements.

KENVUE INC.
CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
(Unaudited; in Millions)

	Fiscal Three Months Ended July 2, 2023
	Common Stock		Additional Paid-In Capital	Retained Earnings	Net Investment from Parent	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance, April 2, 2023	—	$—	$—	$—	$25,521	$(5,239)	$20,282
Net income	—	—	—	430	—	—	430
Other comprehensive loss	—	—	—	—	—	(195)	(195)
Net transfers from the Parent	—	—	—	—	10	—	10
Stock-based compensation	—	—	38	—	—	—	38
Distribution to J&J in connection with the Separation	—	—	(13,788)	—	—	—	(13,788)
Issuance of common stock in connection with the Kenvue IPO	1,915	19	4,222	—	—	—	4,241
Separation adjustments	—	—	—	—	95	(73)	22
Reclassification of Net Investment from Parent	—	—	25,626	—	(25,626)	—	—
Balance, July 2, 2023	1,915	$19	$16,098	$430	$—	$(5,507)	$11,040

	Fiscal Three Months Ended July 3, 2022
	Net Investment from Parent	Accumulated Other Comprehensive Loss	Total Equity
Balance, April 3, 2022	$25,219	$(4,754)	$20,465
Net income	604	—	604
Other comprehensive loss	—	(833)	(833)
Net transfers to the Parent	(635)	—	(635)
Balance, July 3, 2022	$25,188	$(5,587)	$19,601

	Fiscal Six Months Ended July 2, 2023
	Common Stock		Additional Paid-In Capital	Retained Earnings	Net Investment from Parent	Accumulated Other Comprehensive Loss	Total Equity
	Shares	Amount
Balance, January 1, 2023	—	$—	$—	$—	$25,474	$(5,453)	$20,021
Net income	—	—	—	430	330	—	760
Other comprehensive income	—	—	—	—	—	19	19
Net transfers to the Parent	—	—	—	—	(308)	—	(308)
Stock-based compensation	—	—	38	—	35	—	73
Distribution to J&J in connection with the Separation	—	—	(13,788)	—	—	—	(13,788)
Issuance of common stock in connection with the Kenvue IPO	1,915	19	4,222	—	—	—	4,241
Separation adjustments	—	—	—	—	95	(73)	22
Reclassification of Net Investment from Parent	—	—	25,626	—	(25,626)	—	—
Balance, July 2, 2023	1,915	$19	$16,098	$430	$—	$(5,507)	$11,040

	Fiscal Six Months Ended July 3, 2022
	Net Investment from Parent	Accumulated Other Comprehensive Loss	Total Equity
Balance, January 2, 2022	$24,872	$(4,473)	$20,399
Net income	1,132	—	1,132
Other comprehensive loss	—	(1,114)	(1,114)
Net transfers to the Parent	(816)	—	(816)
Balance, July 3, 2022	$25,188	$(5,587)	$19,601
See Notes to Condensed Consolidated Financial Statements.

KENVUE INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited; in Millions)

	Fiscal Six Months Ended
	July 2, 2023	July 3, 2022
Cash flows from operating activities
Net income	$760	$1,132
Adjustments to reconcile net income to cash flows from operating activities
Depreciation and amortization	300	326
Stock-based compensation	73	76
Deferred income taxes	155	62
Other	12	—
Net changes in assets and liabilities
Trade receivables	(55)	(144)
Inventories	143	(366)
Other current and non-current assets	(495)	68
Accounts payable	329	(42)
Accrued liabilities	776	(63)
Employee related obligations	4	11
Accrued taxes on income	(207)	63
Other liabilities	(251)	22
Net cash flows from operating activities	1,544	1,145
Cash flows used in investing activities
Purchases of property, plant, and equipment	(132)	(113)
Transfer of funds to J&J pursuant to the Facility Agreement	(8,941)	—
Proceeds from J&J upon repayment of the Facility Agreement	8,941	—
Proceeds from sale of assets	14	2
Other investing	—	(4)
Net cash flows used in investing activities	(118)	(115)
Cash flows used in financing activities
(Payments of) proceeds from loans and notes payable	(14)	7
Proceeds from Commercial Paper Program, net of issuance cost	742	—
Proceeds from issuance of Senior Notes, net of issuance cost	7,686	—
Proceeds from Kenvue IPO, net	4,241	—
Distribution to J&J in connection with the Separation	(13,788)	—
Net transfer to the Parent	(274)	(892)
Other financing	(11)	—
Net cash flows used in financing activities	(1,418)	(885)
Effect of exchange rate changes on cash and cash equivalents	(8)	(47)
Cash and cash equivalents, beginning of period	1,231	740
Net increase in cash and cash equivalents	—	98
Cash and cash equivalents, end of period	$1,231	$838
See Notes to Condensed Consolidated Financial Statements.

KENVUE INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Description of the Company and Summary of Significant Accounting Policies
Description of the Company and Business Segments
Kenvue Inc. (“Kenvue” or the “Company”) was formed as a wholly owned subsidiary of Johnson & Johnson (“J&J” or the “Parent”) and sells a broad range of products used in the baby care, oral care, skin health and beauty, over-the-counter pharmaceutical, sanitary protection, and wound care markets. These products are marketed to the general public through e-commerce, direct-to-consumer channels, and to retail outlets and distributors throughout the world.
The Company is organized into three business segments: Self Care, Skin Health and Beauty, and Essential Health. The Self Care segment includes a broad product range such as cough, cold and allergy, pain care, as well as digestive health, smoking cessation, and other products. The Skin Health and Beauty segment is focused on face and body care and hair, sun, and other products. The Essential Health segment includes oral care, baby care, as well as women’s health, wound care, and other products.
In November 2021, the Parent announced its intention to separate its Consumer Health segment (the “Consumer Health Business”) into a new, publicly traded company (the “Separation”). Prior to the Kenvue IPO (as defined below), the Company was wholly owned by J&J and primarily represented J&J’s Consumer Health Business. The Company also included certain other product lines previously reported in another segment of J&J. On April 4, 2023, in connection with the Separation, J&J completed in all material respects the transfer of the assets and liabilities of the Consumer Health Business to the Company and its subsidiaries (such transfer, the “Consumer Health Business Transfer), other than the transfer of certain Deferred Local Business (as defined below in “—Variable Interest Entities and Net Economic Benefit Arrangements”).
The registration statement related to the initial public offering of Kenvue’s common stock was declared effective on May 3, 2023, and Kenvue’s common stock began trading on the New York Stock Exchange under the ticker symbol “KVUE” on May 4, 2023 (the “Kenvue IPO”).
On May 8, 2023, the Kenvue IPO was completed through the sale of 198,734,444 shares of common stock, par value $0.01 per share, including the underwriters’ full exercise of their option to purchase 25,921,884 shares to cover over-allotments, at an initial public offering price of $22 per share for net proceeds of $4.2 billion after deducting underwriting discounts and commissions of $131 million. On May 8, 2023, in conjunction with the Consumer Health Business Transfer, the Company distributed $13.8 billion to J&J from the (1) net proceeds received from the sale of the common stock in the Kenvue IPO and (2) net proceeds received from the Debt Financing Transactions as defined in Note 4, “Borrowings”, and (3) any cash and cash equivalents in excess of the $1.17 billion in cash and cash equivalents retained by the Company immediately following the Kenvue IPO. As of the closing of the Kenvue IPO, J&J owned 1,716,160,000 shares of Kenvue common stock, or approximately 89.6% of the total outstanding shares of Kenvue common stock.
On July 24, 2023, J&J initiated an exchange offer under which its shareholders can exchange shares of J&J common stock for shares of Kenvue Inc. common stock owned by J&J.
Basis of Presentation
Effective April 4, 2023, the Company’s financial statements are presented on a consolidated basis, as J&J completed the Consumer Health Business Transfer on such date. The unaudited financial statements for all periods presented, including the historical results of the Company prior to April 4, 2023, are now referred to as the “Condensed Consolidated Financial Statements”. Prior to April 4, 2023, the Company operated as a segment of the Parent and not as a separate entity. The Company’s financial statements prior to April 4, 2023 were prepared on a combined basis and were derived from the Parent’s historical consolidated financial statements for interim financial reporting, which do not conform in all respects to the requirements of accounting principles generally accepted in the United States of America (“U.S. GAAP”) for annual financial statements. The Condensed Consolidated Balance

Sheet as of January 1, 2023 was derived from audited financial statements, but does not include all disclosures required by U.S. GAAP. Accordingly, the accompanying Condensed Consolidated Financial Statements and related notes should be read in conjunction with the audited combined financial statements and related notes as contained in the Company’s final prospectus (the “IPO Prospectus”) filed on May 4, 2023 with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Act,”) relating to the Company’s Registration Statement on Form S-1. The Condensed Consolidated Financial Statements include all adjustments (consisting only of normal recurring adjustments) and accruals necessary in the judgment of management for a fair statement of the results for the periods presented. The operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.
Prior to the Kenvue IPO, the Company relied on the Parent’s corporate and other support functions. Therefore, certain corporate and shared costs were allocated to the Company including the assets, liabilities, revenues, and expenses that J&J’s management determined were specifically or primarily identifiable to the Company, as well as direct and indirect costs that were attributable to the operations of the Company. Indirect costs are the costs of support functions that were provided on a centralized or geographic basis by the Parent and its affiliates, which included, but were not limited to, facilities, insurance, logistics, quality, compliance, finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services, and general commercial support functions.
Indirect costs were allocated to the Company for the purposes of preparing condensed combined financial statements prior to the Kenvue IPO, based on a specific identification basis or, when specific identification was not practicable, a proportional cost allocation method, primarily net sales, headcount, or other allocation methodologies that were considered to be a reasonable reflection of the utilization of services provided or benefit received by the Company during the periods presented, depending on the nature of the services received. Management considers that such allocations were made on a reasonable basis consistent with benefits received but may not necessarily be indicative of the costs that would have been incurred if the Company had been operated on a standalone basis for the periods presented.
Kenvue’s practice is to establish actual quarterly closing dates using a predetermined fiscal calendar, which allows the business to close its books on Sunday at the end of the period.
The Company and the Parent incurred certain non-recurring Separation-related costs in the establishment of Kenvue as a standalone public company. Costs incurred by the Company and those costs incurred by the Parent determined to be for the benefit of the Company are included in the Condensed Consolidated Financial Statements. These non-recurring Separation-related costs were $102 million and $49 million for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, and $200 million and $59 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively. The non-recurring Separation-related costs are included within Selling, general, and administrative expenses.
The Condensed Consolidated Financial Statements include the accounts of the Company and entities consolidated under the variable interest and voting models. Intercompany balances and transactions have been eliminated.
Use of Estimates
The preparation of the Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, trade promotions, rebates, allowances and incentives, product liabilities, income taxes and related valuation allowance, withholding taxes, depreciation, amortization, employee benefits, contingencies, allocations of cost and expenses from the Parent and its affiliates, and intangible asset and liability valuations. Actual results may or may not differ from those estimates.

Debt Discounts and Premiums, Issuance Costs, and Deferred Financing Costs
Debt issuance costs and discounts are presented as a reduction of Long-term debt and are amortized as a component within Interest expense, net on the Company’s Condensed Consolidated Statements of Operations over the term on the related debt using the effective interest method.
Research and Development
Research and development expenses are expensed as incurred and included within Selling, general, and administrative expenses. Research and development costs were $99 million and $94 million for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, and $188 million and $182 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively.
Leases
Global Corporate Headquarters Lease
On April 20, 2023, the Company entered into a long-term lease for a newly renovated office building and a newly constructed research and development building in Summit, New Jersey that, when completed, will encompass a total of approximately 290,000 square feet and serve as the Company’s new global corporate headquarters. The lease is expected to commence in January 2024. The expected lease expense is approximately $10 million per year with an initial term of 15 years. In addition to corporate office space, this campus will house laboratory space to principally support research and development. The relocation to this campus is expected to commence in 2025 for the office building and continue through 2026 for the new research and development building. The Company will continue to operate from its interim corporate headquarters in Skillman, New Jersey until that time.
Lease Assets and Liabilities
Right of Use assets (“ROU assets”) and lease liabilities associated with the Company's operating leases are included in the Condensed Consolidated Balance Sheets as of July 2, 2023 and January 1, 2023 as follows:

(Dollars in Millions)	July 2, 2023 (1)	January 1, 2023
ROU assets included in:
Other non-current assets	$164	$110
Lease liabilities included in:
Accrued and other current liabilities	47	35
Other non-current liabilities	120	81
Total lease liabilities	$167	$116
_________________
(1)Includes related party leases of $73 million of ROU assets, $13 million of current lease liabilities, and $56 million of non-current lease liabilities.
Variable Interest Entities and Net Economic Benefit Arrangements
When the Company makes an initial investment in or establishes other variable interests in an entity, the entity is first evaluated to determine if it is a Variable Interest Entity (“VIE”) and if the Company is the primary beneficiary of the VIE, and therefore subject to consolidation regardless of percentage ownership. The primary beneficiary of a VIE is a party that meets both of the following criteria: (1) it has the power to direct the activities that most significantly impact the economic performance of the VIE; and (2) it has the obligation to absorb losses or the right to receive benefits that could be potentially significant to the VIE. Periodically, the Company assesses whether any change in its interest in or relationship with the entity affects the determination as to whether the entity is a VIE, and, if so, whether the Company is the primary beneficiary.
In connection with the Kenvue IPO, the Parent and Kenvue entered into a separation agreement (the “Separation Agreement”) on May 3, 2023. Under the Separation Agreement, transfer of certain assets and liabilities of the Consumer Health Business in certain jurisdictions (each, a “Deferred Local Business”) was not completed prior to the Kenvue IPO and was deferred due to certain precedent conditions, which include ensuring compliance with applicable law, obtaining necessary governmental approvals and other consents and for other business reasons. At Kenvue IPO and until the Deferred Local Business transfers to the Company, J&J (1) holds and operates the Deferred Local Businesses on behalf of and for the benefit of the Company, and (2) will use reasonable best efforts to treat and operate, insofar as reasonably practicable and to the extent permitted by applicable law, each such Deferred Local Business in the ordinary course of business in all material respects consistent with past practice. The benefits and costs related to these Deferred Local Businesses will be assumed by the Company (see below “—Net Economic Benefit Arrangements”). In addition, the Company and J&J will use reasonable best efforts to take all actions to transfer each Deferred Local Business as promptly as reasonably practicable. When the precedent conditions are met, the Deferred Local Businesses will be transferred to the Company as per the terms of the arrangement with J&J.
The Company determined that certain Deferred Local Businesses that are legal entities (“Deferred Legal Entities”), are VIEs for which Kenvue is the primary beneficiary since Kenvue has the power to direct the activities that most significantly impact such Deferred Legal Entities’ economic performance as well as to obtain all of the economic benefits and losses of such entities. These significant activities include, but are not limited to, product pricing, marketing and sales strategy, supply chain strategy, material supply and vendor management, budget planning, and labor and overhead management. Accordingly, the assets and liabilities of these entities are recognized on the Company’s Condensed Consolidated Balance Sheet at their historical carrying amounts as of the date when the Company entered into the arrangement, since the primary beneficiary of the VIEs and the VIEs themselves were under common control. Additionally, the results of the operations and cash flows are included within the Company’s Condensed Consolidated Financial Statements.
All Deferred Legal Entities are exposed to similar operational risks and are therefore monitored and evaluated on a similar basis by management. Accordingly, the financial information for Deferred Legal Entities has been aggregated and the following table summarizes the consolidated assets and liabilities of these entities, within the Condensed Consolidated Balance Sheets. The amounts represented in this table are only those assets of the VIEs that can be used to settle only the VIE’s obligations and the VIE’s creditors (or beneficial interest holders) have no recourse against the general credit of the primary beneficiary.

(Dollars in Millions)	July 2, 2023
Assets
Current assets
Cash and cash equivalents	$228
Trade receivables, less allowances for credit losses	91
Inventories	79
Prepaid expenses and other receivables	10
Total current assets	408
Property, plant, and equipment, net	126
Intangible assets, net	37
Goodwill	249
Deferred taxes on income	34
Other assets	20
Total assets	$874
Liabilities
Current liabilities
Accounts payable	$81
Accrued liabilities	80
Accrued rebates, returns, and promotions	98
Accrued taxes on income	23
Total current liabilities	282
Deferred taxes on income	4
Other liabilities	18
Total liabilities	$304

The Company recognized net income of $32 million related to the Deferred Legal Entities for the fiscal three months ended July 2, 2023 in the Company’s Condensed Consolidated Statements of Operations.
Net Economic Benefit Arrangements
With respect to certain Deferred Local Businesses that are legal entities and the Deferred Local Businesses that are not legal entities (“Deferred Markets”) as described above, the Company and J&J entered into net economic benefit arrangements effective on April 4, 2023, pursuant to which, among other things, J&J will transfer to the Company the net profits from the operations of each of the Deferred Markets (or, in the event the operations of any such Deferred Markets result in net losses to J&J, the Company will reimburse J&J for the amount of such net losses).
The Company recognized a net payable to J&J of $43 million in relation to the net economic benefit arrangements as of July 2, 2023 in the Company’s Condensed Consolidated Balance Sheet. The Company recognized $16 million of net income in relation to the net economic benefit arrangements for the fiscal three months ended July 2, 2023 in the Company’s Condensed Consolidated Statements of Operations.
Reclassifications
Certain prior period amounts have been reclassified to conform to current year presentation. For additional information on the realignment of certain allocations in segment financial results, see Note 14, “Segments of Business”.
Recently Adopted Accounting Standards
Accounting Standards Update 2022-04: Liabilities-Supplier Finance Programs (Topic 405-50) – Disclosure of Supplier Finance Program Obligations
The Company adopted the standard as of the beginning of fiscal year 2023, which requires that a buyer in a supplier finance program disclose additional information about the program for financial statement users.
The Company has facilitated a voluntary supply chain financing program to provide some of its suppliers with the opportunity to sell receivables due from the Company (the Company’s accounts payables) to participating financial institutions at the sole discretion of both the suppliers and the financial institutions. The Company is not a party to the arrangements between the suppliers and the third-party financial institutions. The Company’s obligations to its suppliers, including amounts due, and scheduled payment dates (which have general payment terms of 90 days), are not affected by a participating supplier’s decision to participate in the program. Prior to the establishment of the Company’s supplier financing program in the second quarter of 2023, the Company participated in the Parent’s supplier financing program. The terms of the Company’s supplier financing program are substantially the same as the Parent’s program.
As of July 2, 2023 and January 1, 2023, the Company’s accounts payable balances included $265 million and $293 million, respectively, related to invoices from suppliers participating in the supplier finance program.
Recently Issued Accounting Standards Not Yet Adopted
There were no new accounting standards issued during the fiscal six months ended July 2, 2023 that have had a material impact on the Company’s Condensed Consolidated Financial Statements.

2. Inventories
As of July 2, 2023 and January 1, 2023, inventories were comprised of:

(Dollars in Millions)	July 2, 2023	January 1, 2023
Raw materials and supplies	$299	$351
Goods in process	134	123
Finished goods	1,593	1,752
Total inventories	$2,026	$2,226
3. Intangible Assets and Goodwill
As of July 2, 2023 and January 1, 2023, the gross and net amounts of intangible assets were:

	July 2, 2023			January 1, 2023
(Dollars in Millions)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:
Patents and trademarks	$4,383	$(1,583)	$2,800	$4,400	$(1,485)	$2,915
Customer relationships	2,099	(1,087)	1,012	2,127	(1,063)	1,064
Other intangibles	1,348	(671)	677	1,343	(650)	693
Total definite-lived intangible assets	$7,830	$(3,341)	$4,489	$7,870	$(3,198)	$4,672
Indefinite-lived intangible assets:
Trademarks	5,128	—	5,128	5,122	—	5,122
Other	61	—	61	59	—	59
Total intangible assets, net	$13,019	$(3,341)	$9,678	$13,051	$(3,198)	$9,853
The weighted average amortization period for patents and trademarks is 20 years. The weighted average amortization period for customer relationships is 31 years and is driven by large established distributors in various regional markets. These customers have been operating in these markets for many years and are expected to continue to operate in these markets for the foreseeable future. The weighted average amortization period for other intangible assets is 34 years. A majority of the other intangible assets relates to the Parent’s acquisition of Pfizer Consumer Health in 2006. Carrying amount changes for the fiscal three and six months ended July 2, 2023 and July 3, 2022 were primarily driven by currency translations. The Company recognized an intangible impairment of $12 million related to certain definite-lived trademarks deemed as irrecoverable in Other operating expense (income), net for the fiscal three and six months ended July 3, 2022.
Amortization expense, which was included in Cost of Sales, for the Company’s amortizable assets was as follows:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Trademarks	$53	$48	$94	$98
Other intangible assets	26	41	66	84
Total Amortization expense	$79	$89	$160	$182

The estimated amortization expense before tax for the remainder of 2023 and the five succeeding years is approximately:

(Dollars in Millions)
Remainder of 2023	2024	2025	2026	2027	2028
$157	$306	$282	$273	$274	$270
Goodwill by reportable segment was as follows:

(Dollars in Millions)	Self Care	Skin Health and Beauty	Essential Health	Total
Goodwill at January 1, 2023	$5,194	$2,365	$1,626	$9,185
Currency translation/other	(39)	(76)	11	(104)
Goodwill at July 2, 2023	$5,155	$2,289	$1,637	$9,081
The majority of the Goodwill balance relates to the Parent’s acquisition of Pfizer Consumer Health in 2006.
4. Borrowings
The components of the Company’s debt as of July 2, 2023 and January 1, 2023 were as follows:

(Dollars in Millions)	July 2, 2023	January 1, 2023
Senior Notes
5.50% Senior Notes due 2025	$750	$—
5.35% Senior Notes due 2026	750	—
5.05% Senior Notes due 2028	1,000	—
5.00% Senior Notes due 2030	1,000	—
4.90% Senior Notes due 2033	1,250	—
5.10% Senior Notes due 2043	750	—
5.05% Senior Notes due 2053	1,500	—
5.20% Senior Notes due 2063	750	—
Other	6	—
Discounts and debt issuance costs	(72)	—
Total long-term debt	$7,684	$—

Commercial paper	754	—
Discounts and debt issuance costs	(2)	—
Total loans and notes payable	752	—

Total debt	$8,436	$—
Senior Notes
On March 22, 2023, the Company issued eight series of senior unsecured notes (the “Senior Notes”) in an aggregate principal amount of $7.75 billion in a private placement. The net proceeds to the Company from the Senior Notes were approximately $7.7 billion after deductions of discounts and issuance costs of $75 million. Upon release from escrow, these funds were loaned to J&J through a facility agreement (the “Facility Agreement”) dated April 5, 2023. See “—Facility Agreement” below for additional details.

The unamortized debt issuance costs related to the Senior Notes at July 2, 2023 were approximately $72 million. Amortization of debt issuance costs related to the Senior Notes for both of the fiscal three and six months ended July 2, 2023 was $3 million. The weighted average effective interest rate of the Company’s long-term debt as of July 2, 2023 was 5.1%.
The interest payments are due on March 22 and September 22 of each year, commencing on September 22, 2023.
The Senior Notes were initially fully and unconditionally guaranteed on a senior unsecured basis by the Parent. Such guarantees of the Senior Notes were automatically and unconditionally terminated upon the completion of the Consumer Health Business Transfer and the occurrence of the initial registration of the Company’s equity securities. In connection with the issuance of the Senior Notes, the Company entered into a registration rights agreement with the initial purchasers, pursuant to which the Company is obligated to use commercially reasonable efforts to file with the SEC and cause to become effective a registration statement with respect to an offer to exchange each series of Senior Notes for registered notes with terms that are substantially identical in all material respects to the notes of such series. The Company may redeem the notes of a series of Senior Notes at its option, in whole or in part, at any time and from time to time by paying a “make whole” premium, plus accrued and unpaid interest to, but excluding, the applicable redemption date. On and after the applicable par call date (between zero and six months prior to maturity, based on the series), the Company may redeem the notes of a series of Senior Notes in whole or in part, at a redemption price equal to 100% of the principal amount of the notes of such series being redeemed plus accrued and unpaid interest thereon to, but excluding, the applicable redemption date.
The Company’s Senior Notes are governed by an indenture and supplemental indenture between the Company and a trustee (collectively, the “indenture”). The indenture contains certain covenants, including limitations on the Company and certain of its subsidiaries’ ability to incur liens or engage in sale leaseback transactions. The indenture also contains restrictions on the Company’s ability to consolidate, merge or sell substantially all of its assets. In addition, the indenture contains other customary terms, including certain events of default, upon the occurrence of which, the Senior Notes may be declared immediately due and payable.
Facility Agreement
On April 5, 2023, the Company and J&J entered into the Facility Agreement, allowing the Company to lend the proceeds from the issuance of debt (including commercial paper) in an aggregate amount of $8.9 billion to J&J. Interest on loans made from the Facility Agreement was charged at an interest rate equal to the Secured Overnight Financing Rate (“SOFR”) less an adjusted margin of 15 basis points, with a floor of 0% (a weighted average interest rate of 4.7%) to be paid monthly in arrears. The Company recognized interest income of $33 million for both of the fiscal three and six months ended July 2, 2023 in relation to the Facility Agreement.
Upon completion of the Kenvue IPO on May 8, 2023, the Facility Agreement was terminated and the balance of the loans, and all accrued interest, were repaid by J&J, for a total cash inflow of $9.0 billion. The Company remitted this cash back to J&J as a distribution back to J&J in connection with the Separation. The cash flows for the lending, and repayment, of the principal balance of the Facility Agreement are presented within cash flows from investing activities within the Statement of Cash Flows. Cash inflows from the interest earned on the Facility Agreement are presented within Interest expense, net on the Company’s Condensed Consolidated Statements of Operations and are presented as cash inflows from operations within the Statement of Cash Flows.
Revolving Credit Facility
On March 6, 2023, the Company entered into a credit agreement providing for a five-year senior unsecured revolving credit facility (the “Revolving Credit Facility”) in an aggregate principal amount of $4.0 billion to be made available in U.S. dollars and Euros. Interest is payable on the loans under the Revolving Credit Facility at (1) in the case of borrowings denominated in U.S. dollars, adjusted Term Secured Overnight Financing Rate (“Term SOFR”) (or, at the Company’s option, the adjusted base rate), (2) in the case of borrowings denominated in Euros, adjusted Euro Interbank Offered Rate (“EURIBOR”) and (3) in the case of swingline borrowings, the daily simple Euro Short-Term Rate (“ESTR”), plus, in each case, a margin determined pursuant to a pricing grid based on the Company’s credit ratings. The Revolving Credit Facility fees and letter of credit fees are determined based upon the same grid. Interest payments are due (1) in the case of Term SOFR or EURIBOR borrowings, on the last day of each interest period applicable to the borrowing (or, in the case of any borrowing with an interest period of more than three months’ duration, every three months), (2) in the case of an adjusted base rate borrowing, on the last day of each March, June, September, and December and (3) in the case of swingline borrowings, on the fifth business day after the borrowing. In connection with entering the Revolving Credit Facility, the Company paid an immaterial amount of debt issuance costs. These costs related to securing the Revolving Credit Facility are presented within Prepaid expenses and other receivables on the Condensed Consolidated Balance Sheets.
The Revolving Credit Facility contains representations and warranties, covenants and events of default that are customary for this type of financing, including covenants restricting the incurrence of liens and the entry into certain merger transactions.
The Parent initially unconditionally guaranteed all of the obligations of the borrowers under the Revolving Credit Facility on an unsecured basis. Such guarantees of the Revolving Credit Facility were automatically terminated upon the completion of the Consumer Health Business Transfer and the occurrence of the initial registration of the Company’s equity securities. Kenvue will unconditionally guarantee all of the obligations of the borrowers (other than itself) under the Revolving Credit Facility on an unsecured basis.
As of July 2, 2023, the Company had no outstanding balances under its Revolving Credit Facility.
Commercial Paper Program
On March 3, 2023, the Company entered into a commercial paper program (the “Commercial Paper Program”). The Company’s Board of Directors has authorized the issuance of up to $4.0 billion in aggregate principal amount of commercial paper under the Commercial Paper Program. Any such issuance will mature within 364 days from date of issue. The Commercial Paper Program contains representations and warranties, covenants and default that are customary for this type of financing. The commercial paper notes issued under the Commercial Paper Program are unsecured notes ranking at least pari passu with all of the Company’s other senior unsecured indebtedness.
Prior to the Kenvue IPO, the Company issued $1.25 billion under its Commercial Paper Program which, collectively with the Senior Notes, are referred to as the “Debt Financing Transactions”. In aggregate, inclusive of amounts issued as a part of the Debt Financing Transactions, the Company issued $2.3 billion of commercial paper notes and repaid $1.6 billion, in line with its stated maturities during the fiscal three months ended July 2, 2023. As of July 2, 2023, the Company had $754 million of outstanding balances under its Commercial Paper Program, net of a related discount of $2 million.
Interest expense incurred as a result of the Commercial Paper Program for both of the fiscal three and six months ended July 2, 2023 totaled $9 million. The weighted average effective interest rate of the Company’s commercial paper as of July 2, 2023 was 5.2% and the weighted average maturities as of July 2, 2023 were less than 90 days.
Interest Expense, Net
The amount included in Interest expense, net on the Company’s Condensed Consolidated Statements of Operations consists of the following:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Interest expense	$118	$—	$129	$—
Interest income(1)	(65)	—	(75)	—
Interest expense, net	$53	$—	$54	$—
__________________
(1) Includes interest income of $33 million for both of the fiscal three and six months ended July 2, 2023 recognized in relation to the Facility Agreement.

Scheduled Maturities of Long-Term Debt
The schedule of principal payments required on the Company’s long-term debt for the next five years, including 2023 and thereafter, is as follows:

(Dollars in Millions)
Remainder of 2023	2024	2025	2026	2027	Thereafter
$—	$—	$750	$750	$—	$6,250
Fair Value of Debt
The Company’s debt was recorded at the carrying amount. The estimated fair value of the Company’s Senior Notes was $7.8 billion as of July 2, 2023. Fair value was estimated using market prices, which were corroborated by quoted broker prices and significant other observable inputs and would be considered Level 2 in the fair value hierarchy. The carrying value of the commercial paper notes approximated the fair value as of July 2, 2023 due to the nature and short term duration of the instrument.
Compliance with Covenants
As of July 2, 2023, the Company was in compliance with all financial and non-financial covenants and no default or event of default has occurred.
5. Pensions
Single Employer Plans
Net periodic benefit costs for the Company’s defined benefit retirement plans sponsored by the Company for the fiscal three and six months ended July 2, 2023 and July 3, 2022, included the following components:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Service cost	$5	$2	$10	$4
Interest cost	7	1	10	2
Recognized actuarial gain	—	1	—	2
Expected return on plan assets	(7)	—	(10)	—
Net periodic benefit cost	$5	$4	$10	$8
The service cost component of net periodic benefit cost is presented in the same line items on the Company’s Condensed Consolidated Statements of Operations where other employee compensation costs are reported, including Cost of sales and Selling, general, and administrative expenses. All other components of net periodic benefit costs are presented as part of Other expense (income), net on the Company’s Condensed Consolidated Statements of Operations.
Multiemployer Plans
The Parent has defined benefit pension plans covering eligible employees in the United States and in certain of its international subsidiaries. The Parent also provides medical benefits, principally to its U.S. retirees and their dependents through its other postretirement benefit plans. The participation of the Company’s employees and retirees in these plans is reflected as though the Company participated in a multiemployer plan with the Parent. Assets and liabilities associated with these plans are not reflected in the Company’s Condensed Consolidated Balance Sheets. The Condensed Consolidated Statements of Operations include expense allocations for these benefits, which were determined using a proportional allocation method. Total benefit plan expense allocated to the Company amounted to $1 million and $15 million for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, and $17 million and $27 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively.

In connection with the completion of the Separation, the Parent transferred certain pension plans to the Company during the fiscal six months ended July 2, 2023, resulting in the transfer of net pension assets of $86 million and net pension liabilities of $21 million. The Company has certain additional pension plans that will be transferred from the Parent.
6. Accumulated Other Comprehensive Loss
Components of other comprehensive loss consisted of the following:

(Dollars in Millions)	Foreign Currency Translation(1)	Employee Benefit Plans(2)	Gain On Cash Flow Hedges(3)	Total Accumulated Other Comprehensive Loss
April 2, 2023	$(5,313)	$26	$48	$(5,239)
Net change	(177)	(83)	(8)	(268)
July 2, 2023	$(5,490)	$(57)	$40	$(5,507)

April 3, 2022	$(4,701)	$(48)	$(5)	$(4,754)
Net change	(835)	1	1	(833)
July 3, 2022	$(5,536)	$(47)	$(4)	$(5,587)
_________________
(1)Foreign currency translation adjustments for the fiscal three months ended July 2, 2023 and July 3, 2022 were net of benefit from taxes of $30 million and $65 million, respectively. Income taxes on foreign currency translation relate to tax impact on prior earnings that are not permanently reinvested and will be repatriated in the future.
(2)Employee benefit plans for the fiscal three months ended July 2, 2023 were net of benefit from taxes of $18 million. Net change for the fiscal three months ended July 2, 2023 includes Separation adjustments of $73 million in connection with transfers of certain pensions plans by the Parent to the Company.
(3)Gain on derivatives and hedges for the fiscal three months ended July 2, 2023 were net of benefit from taxes of $4 million.

(Dollars in Millions)	Foreign Currency Translation(1)	Employee Benefit Plans(2)	Gain On Cash Flow Hedges(3)	Total Accumulated Other Comprehensive Loss
January 1, 2023	$(5,474)	$12	$9	$(5,453)
Net change	(16)	(69)	31	(54)
July 2, 2023	$(5,490)	$(57)	$40	$(5,507)

January 2, 2022	$(4,421)	$(51)	$(1)	$(4,473)
Net change	(1,115)	4	(3)	(1,114)
July 3, 2022	$(5,536)	$(47)	$(4)	$(5,587)
_________________
(1)Foreign currency translation adjustments for the fiscal six months ended July 2, 2023 and July 3, 2022 were net of benefit from taxes of $9 million and $77 million, respectively. Income taxes on foreign currency translation relate to tax impact on prior earnings that are not permanently reinvested and will be repatriated in the future.
(2)Employee benefit plans for the fiscal six months ended July 2, 2023 and July 3, 2022 were net of benefit from taxes of $17 million and $1 million, respectively. Net change for the fiscal six months ended July 2, 2023 includes Separation adjustments of $73 million in connection with transfers of certain pensions plans by the Parent to the Company.
(3)Gain on derivatives and hedges for the fiscal six months ended July 2, 2023 were net of provision for taxes of $9 million.
Amounts in Accumulated other comprehensive loss are presented net of the related tax impact. Foreign currency translation is not adjusted for income taxes where it relates to permanent investments in international operations. For additional details on comprehensive income, see the Condensed Consolidated Statements of Comprehensive Income (Loss).

7. Stock-Based Compensation
The Parent’s 2012 Long-Term Incentive Plan (the “J&J 2012 Plan”) expired on April 26, 2022. Prior to that expiration, on March 7, 2022, the Parent’s Board of Directors approved the 2022 Long-Term Incentive Plan (the “J&J 2022 Plan”, together with the J&J 2012 Plan, the “J&J Plans”). The J&J Plans provide the grant of non-qualified stock options, incentive stock options, stock appreciation rights, Restricted Stock Units (“RSUs”), performance shares, Performance Stock Units (“PSUs”), other stock-based awards, and cash awards to employees and directors including the Company’s personnel. Stock-based compensation granted pursuant to the J&J Plans are based on the Parent’s common stock. The J&J 2022 Plan became effective in April 2022. All options and restricted shares granted subsequent to that date were under this plan. As of July 2, 2023, there are shares outstanding for contracts under each of the J&J Plans.
In March 2023, the Company’s Board of Directors approved the 2023 Long-Term Incentive Plan (the “Kenvue 2023 Plan”) providing for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, performance shares, PSUs, other stock-based awards, and cash awards to eligible employees, non-employee directors, independent contractors, and consultants of the Company and its subsidiaries and affiliated entities. Stock-based compensation granted pursuant to the 2023 Plan is based on our common stock. The Kenvue 2023 Plan was approved by the Parent, as sole stockholder of the Company, prior to the Kenvue IPO and became effective in May 2023 and no awards have been granted under this plan. The maximum aggregate number of shares of Common Stock that may be issued under the Plan is 188,897,256.
The components and classification of stock-based compensation expense related to stock options, RSUs, and PSUs directly attributable to those employees specifically identified as employees of the Company and allocations from the Parent for the fiscal three and six months ended July 2, 2023 and July 3, 2022, were as follows:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Cost of sales	$12	$10	$16	$18
Selling, general, and administrative expenses	26	31	57	58
Stock-based compensation expense	$38	$41	$73	$76
Stock-based compensation expense includes $0 million and $8 million for the fiscal three months ended July 2, 2023 and July 3, 2022, respectively, and $2 million and $18 million for the fiscal six months ended July 2, 2023 and July 3, 2022, respectively, of allocated charges from the Parent, based on percentage attribution related to Parent employees providing services to the Company.
8. Related Parties
Cost Allocations from Parent Prior to Kenvue IPO
Prior to the Kenvue IPO, the Parent provided significant support functions to the Company. The Condensed Consolidated Financial Statements reflect an allocation of these costs. Similarly, certain of the Company’s operations provided support to the Parent’s affiliates and related costs for support are charged to the Parent’s affiliates. Allocated costs included in Cost of sales on the Company’s Condensed Consolidated Statements of Operations relate to enterprise-wide support primarily consisting of facilities, insurance, logistics, quality, and compliance which are predominantly allocated based on Net sales. Allocated costs included in Selling, general, and administrative expenses primarily relate to finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, other professional services, and general commercial support functions and are predominantly allocated based on Net sales or headcount. See Note 1, “Description of the Company and Summary of Significant Accounting Policies,” for a discussion of these costs and the methodology used to allocate them.

These allocations (excluding stock-based compensation expense), net of costs charged to the Parent’s affiliates reflected on the Company’s Condensed Consolidated Statements of Operations for the fiscal three and six months ended July 2, 2023 and July 3, 2022 were as follows:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Cost of sales	$16	$40	$25	$76
Selling, general, and administrative expenses	33	173	120	330
Total	$49	$213	$145	$406
Management believes these cost allocations are a reasonable reflection of the utilization of services provided to, or the benefit derived by, the Company during the periods presented. The allocations may not, however, be indicative of the actual expenses that would have been incurred had the Company operated as a standalone public company. Actual costs that may have been incurred if the Company had been a standalone public company would depend on a number of factors, including the chosen organizational structure, whether functions were outsourced or performed by Company’s employees, and strategic decisions made in areas such as manufacturing, selling and marketing, research and development, information technology, and infrastructure. As of January 2, 2023, the Company began operating independently and received a lower degree of support functions from the Parent during the current period and therefore the allocations decreased significantly from the comparable period.
Net Transfers (to) from the Parent
Net transfers (to) from the Parent are included within Net investment from Parent on the Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Equity and within financing activities on the Condensed Consolidated Statements of Cash Flows and represent the net effect of transactions between the Company and Parent.
The components of Net transfers (to) from the Parent for the fiscal three and six months ended July 2, 2023 and July 3, 2022 were as follows:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Cash pooling and general financing activities	$(37)	$(916)	$(446)	$(1,324)
Corporate cost allocations	49	213	145	406
Taxes deemed settled with the Parent	—	1	27	1
Allocated derivative and hedging gains	—	26	—	25
Net transfers (to) from the Parent as reflected in the Condensed Consolidated Statements of Cash Flows	$12	$(676)	$(274)	$(892)
Stock-based compensation expense(1)	—	41	—	76
Other	(2)	—	(34)	—
Net transfers (to) from the Parent as reflected in the Condensed Consolidated Statements of Equity	$10	$(635)	$(308)	$(816)
__________________
(1)Stock-based compensation expense is separately shown within the Condensed Consolidated Statement of Equity in fiscal year 2023, and therefore no longer a reconciling item between the Condensed Consolidated Statement of Equity and the Condensed Consolidated Statement of Cash Flows.
Separation Agreement and Other Related Party Transactions with J&J
In connection with the Separation, Kenvue entered into various agreements with the Parent, including the Separation Agreement. In connection with the terms of the Separation Agreement, certain assets and liabilities included in the pre-Separation balance sheet were retained by the Parent and certain assets and liabilities not included in the pre-Separation balance sheet were transferred to Kenvue. Separation related adjustments have been recognized in Net investment from Parent, net impact of which resulted in an increase in net assets and total equity by $95 million. The impact on net assets primarily represent (i) recognition of balances with J&J including indemnification matters, (ii) changes to income tax assets and liabilities as a result of change in the basis of presentation, (iii) contribution of certain liabilities including pension and employee related obligations from the Parent, (iv) the retention of assets and liabilities by J&J of certain Deferred Local Businesses (as defined in Note 1, “Description of the Company and Summary of Significant Accounting Policies”), and (v) other assets and liability transfers between Kenvue and J&J in connection with the Separation.
The Separation Agreement sets forth certain agreements between the Parent and Kenvue regarding, among other matters:
•the principal corporate actions and internal reorganization pursuant to which the Parent transferred the Consumer Health Business to Kenvue;
•the allocation of assets and liabilities to the Parent and Kenvue;
•the Parent’s and Kenvue’s respective rights and obligations with respect to the Kenvue IPO;
•certain matters with respect to any subsequent distribution or other disposition by the Parent of the shares of Kenvue Common Stock owned by the Parent following the Kenvue IPO (the “Distribution”); and
•other agreements governing aspects of Kenvue’s relationship with the Parent following the Kenvue IPO.
In connection with the Kenvue IPO, the Parent and Kenvue also entered into various other material agreements. These agreements were entered into on May 3, 2023, unless otherwise indicated, and consist of the following:
•a tax matters agreement (the “Tax Matters Agreement”), which governs the Parent’s and Kenvue’s respective rights, responsibilities and obligations with respect to all tax matters, including tax liabilities, tax attributes, tax contests, and tax returns (See “Tax Indemnification” below);
•an employee matters agreement, which addresses certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to Kenvue’s employees and compensation and benefit plans and programs in which Kenvue’s employees participate prior to the date of the Distribution, if pursued;
•an intellectual property agreement, which governs the Parent’s and Kenvue’s respective rights, responsibilities and obligations with respect to intellectual property matters, excluding certain intellectual property matters with respect to trademarks;
•a trademark phase-out license agreement, dated as of April 3, 2023, and pursuant to which the Parent granted to Kenvue a license to use certain trademarks owned by the Parent on a transitional basis following the completion of the Kenvue IPO;
•a transition services agreement (the “Transition Services Agreement”), pursuant to which the Parent will provide to Kenvue certain services for terms of varying duration following the Kenvue IPO;
•a transition manufacturing agreement (the “Transition Manufacturing Agreement”), pursuant to which the Parent will provide to Kenvue certain manufacturing services for terms of varying duration following the Kenvue IPO; and
•a registration rights agreement, pursuant to which Kenvue granted to the Parent certain registration rights with respect to the shares of Kenvue common stock owned by the Parent following the completion of the Kenvue IPO.

In connection with the Kenvue IPO, the Parent and Kenvue also entered into various related party lease agreements, in which the Company subleased properties from the Parent. See Note 1, “Description of the Company and Summary of Significant Accounting Policies—Leases” for more information.
Related Party Transactions
The Company had the following balances and transactions with J&J and its affiliates, primarily in connection with the Tax Matters Agreement, Transition Services Agreement and the Transition Manufacturing Agreement, reported on the Company’s Condensed Consolidated Financial Statements:

(Dollars in Millions)	July 2, 2023
Accounts payable	$537
Prepaid expenses and other receivables	$346
Other assets	$94
Other liabilities	$193

Fiscal Three Months Ended
(Dollars in Millions)	July 2, 2023
Cost of sales	$39
Selling, general, and administrative expenses	$47
Tax Indemnification
We entered into a Tax Matters Agreement with J&J on May 3, 2023 that governs the parties’ respective rights, responsibilities and obligations with respect to tax liabilities and benefits, tax attributes, the preparation and filing of tax returns, the control of audits and other tax proceedings, and other matters regarding taxes.
Allocation of Taxes
With respect to taxes other than those incurred in connection with the Separation and the Distribution, the Tax Matters Agreement provides that Kenvue will generally indemnify J&J for (1) any taxes of Kenvue for all periods after the Distribution and (2) any taxes of Kenvue or J&J for periods prior to the Distribution to the extent attributable to the Consumer Health Business. J&J will generally indemnify Kenvue for (1) any taxes of J&J for all periods after the Distribution and (2) any taxes of Kenvue or J&J for periods prior to the Distribution to the extent attributable to the business and operations conducted by J&J other than the Consumer Health Business. Furthermore, subject to certain exceptions, the Company is required to reimburse J&J for certain tax refunds it receives with respect to taxes paid prior to the effective date of the Tax Matters Agreement.
Preservation of the Intended Tax Treatment of Certain Steps of the Separation and the Distribution
With respect to taxes incurred in connection with the Separation and the Distribution, Kenvue will generally be required to indemnify J&J for any taxes resulting from the failure of certain steps of the Separation and the Distribution to qualify for their intended tax treatment, where such taxes are attributable to actions or omissions by Kenvue. In addition, during the time period ending two years after the date of the Distribution, covenants will be in place that will limit or restrict certain actions, including share issuances, business combinations, sales of assets, and similar transactions by Kenvue. The Company does not believe that the above covenants have a material impact to the Company to date.
The Company reclassified approximately $246 million of net income tax payables and refunds, unrecognized tax benefits and associated interest as indemnifications reported to Prepaid expenses and other receivables and Accounts payable for current assets and liabilities and Other assets and Other liabilities for noncurrent assets and liabilities within the Company’s Parent on the Condensed Consolidated Balance Sheet as of July 2, 2023.

Debt Financing Transactions and IPO Consideration
During the fiscal six months ended July 2, 2023, the Company received debt proceeds of $7.7 billion from the issuance of the Senior Notes, earned $13 million of interest on the proceeds of these bonds from investments in money market accounts, and received initial proceeds from its Commercial Paper Program of $1.2 billion. The Company loaned the total proceeds to J&J through the Facility Agreement. Upon the completion of the Kenvue IPO on May 8, 2023, the balance of the loans and all accrued interest were repaid by J&J for a total cash inflow of $9.0 billion. The Company remitted this cash back to J&J as a distribution back to J&J in connection with the Separation.
9. Other Operating Expense (Income), Net and Other Expense (Income), Net
Other operating expense (income), net for the fiscal three and six months ended July 2, 2023 and July 3, 2022 consisted of:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Litigation expense	$21	$7	20	$7
Royalty income	(1)	(13)	(8)	(20)
(Gain)/loss on disposal of fixed assets	—	—	(9)	2
Net economic benefits from deferred markets(1)	24	—	24	—
Contingent liability reversal (2)	(43)	—	(43)	—
Other	—	19	—	19
Total Other operating expense (income), net	$1	$13	$(16)	$8
__________________
(1)Includes income taxes and service fees to be paid to J&J under the net economic benefit arrangements.
(2)Includes the reversal of a contingent liability that was no longer considered to be probable.
Other expense (income), net for the fiscal three and six months ended July 2, 2023 and July 3, 2022 consisted of:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Currency (gains)/losses on transactions	$12	$5	$28	$(2)
Other (1)	(2)	(10)	12	(4)
Total Other expense (income), net	$10	$(5)	$40	$(6)
__________________
(1)Other consists primarily of gains and losses on investments, other than service cost components of net periodic benefit costs, and miscellaneous non-operating (income) expenses.
10. Income Taxes
For interim financial statement purposes, U.S. GAAP income tax expense/benefit related to ordinary income is determined by applying an estimated annual effective income tax rate against a company’s ordinary income, subject to certain limitations on the benefit of losses. Income tax expense/benefit related to items not characterized as ordinary income is recognized as a discrete item when incurred. The estimation of the Company’s income tax provision requires the use of management forecasts and other estimates, application of statutory income tax rates, and an evaluation of valuation allowances. The Company’s estimated annual effective income tax rate may be revised, if necessary, in each interim period.
During the periods presented in the Condensed Consolidated Financial Statements, the Company operated as part of the Parent and did not file income tax returns on a standalone basis in all jurisdictions in which it operates. However, for the purposes of the Condensed Consolidated Financial Statements, the income taxes and related income tax accounts have been calculated using the separate return method as if the Company filed income tax returns on a standalone basis. Prior to the Kenvue IPO, the Company’s operations were calculated on a carve-out basis and included certain hypothetical foreign tax credit benefits. Post-Kenvue IPO, these hypothetical foreign tax credit benefits are not available for future utilization by the Company and were removed from the tax provision during the fiscal three months ended July 2, 2023. In the future, as a standalone company, the income taxes and related income tax accounts of the Company may differ from those presented in the Condensed Consolidated Financial Statements.
The worldwide effective income tax rates for the fiscal three months ended July 2, 2023 and July 3, 2022 were 32.7% and 22.1%, respectively, and for the fiscal six months ended July 2, 2023 and July 3, 2022 were 39.1% and 18.4%, respectively. The increase for the fiscal three months ended July 2, 2023 as compared to the fiscal three months ended July 3, 2022 was primarily the result of higher U.S. taxes on foreign income and reduced benefits for foreign tax credits. With the issuance of debt in the first quarter of 2023, the resulting increase in annual interest reduced the Company’s capacity to utilize foreign tax credits against U.S. foreign source income. As a result, the Company recorded a $188 million valuation allowance against a deferred tax asset related to future foreign tax credit benefits thus increasing the reported rate for the fiscal six months ended July 2, 2023 as compared to the fiscal six months ended July 3, 2022. This was partially offset by additional discrete tax benefits. The effective income tax rate for the fiscal six months ended July 3, 2022 was lower due to the recognition of discrete foreign tax credit benefits.
As of July 2, 2023, the Company had approximately $235 million of liabilities from unrecognized tax benefits. The Company conducts business and will file tax returns in numerous countries. The Parent currently has tax audits in progress in several jurisdictions. With respect to the United States, the IRS is currently conducting the 2013-2016 IRS Audit of the Parent. The Parent currently expects completion of this audit and settlement of the related tax liabilities in the next 12 months. Per the Tax Matters Agreement between the Parent and the Company, the Parent remains liable for all liability related to the final settlement of this audit and any U.S. federal income tax audits in which the Company is part of the Parent’s federal consolidated tax return. During fiscal three months ended July 2, 2023, the Parent made a payment to the U.S. Treasury for the estimated liability related to the 2013-2016 IRS Audit, which included $200 million related to the Consumer Health Business. In other major jurisdictions where the Company conducts business, the years that remain open to tax audit go back to the year 2008. The Company believes it is possible that tax audits may be completed over the next 12 months by taxing authorities in some jurisdictions outside of the United States. However, the Company is not able to provide a reasonably reliable estimate of the timing of any future tax payments or the amount of possible changes to the total unrecognized tax benefits associated with any audit closures or other events. The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities on the Condensed Consolidated Balance Sheets. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense on the Company’s Condensed Consolidated Statements of Operations. As part of the transition from Condensed Combined Financial Statements to Condensed Consolidated Financial Statements, the Company reclassified $221 million of unrecognized tax benefits related to indemnifications with the Parent to Accounts payable and Other liabilities within the Company’s Condensed Consolidated Financial Statements.
On August 16, 2022, the United States enacted the Inflation Reduction Act of 2022 (“IRA”), which, among other things, introduces a 15% corporate alternative minimum tax based on adjusted financial statement income of certain large corporations with a three-year average adjusted financial statement income in excess of $1.0 billion, an excise tax on corporate stock buybacks, and several tax incentives to promote clean energy. Based on the Company’s preliminary analysis, the IRA is not expected to have a material impact on the Company’s Condensed Consolidated Financial Statements. The Company will continue to evaluate the impact of this law as additional guidance and clarification becomes available.
11. Earnings Per Share
Prior to the completion of the Kenvue IPO, the Company had 1,716,160,000 of common stock authorized, of which 1,716,159,990 shares were issued to Johnson & Johnson through a subscription agreement in May 2023. On May 8, 2023, the Kenvue IPO was completed through the sale of 198,734,444 shares of common stock including the underwriters’ full exercise of their option to purchase 25,921,884 shares to cover over-allotments. As of July 2, 2023, the Company had 1,914,894,444 shares of common stock issued and outstanding. For the purposes of the Company’s earnings per share calculations, the shares issued through the subscription agreement are being treated akin to shares attributable to a stock split and, as a result, are being retrospectively presented for all of the periods. For all periods presented, there were no dilutive equity instruments or equity awards of the Company outstanding. Net income per share for the fiscal three and six months ended July 2, 2023 and July 3, 2022 was calculated as follows:

	Fiscal Three Months Ended		Fiscal Six Months Ended
(In Millions, Except Per Share Data)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Net income	$430	$604	$760	$1,132
Basic and diluted weighted-average common stock	1,838	1,716	1,777	1,716
Basic and diluted net income per share	$0.23	$0.35	$0.43	$0.66
12. Fair Value Measurements
Fair value measurements are estimated based on valuations techniques and inputs categorized as follows:
•Level 1 – Quoted prices in active markets for identical assets or liabilities
•Level 2 – Significant other observable inputs
•Level 3 – Significant unobservable inputs
If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.
The following fair value hierarchy table presents the components and classification of the Company’s financial assets and liabilities measured at fair value on a recurring basis:

	July 2, 2023				January 1, 2023
(Dollars in Millions)	Carrying Value	Level 1	Level 2	Level 3	Carrying Value	Level 1	Level 2	Level 3
Assets:
Forward foreign exchange contracts	$66	$—	$66	$—	$39	$—	$39	$—
Interest rate swaps	—	—	—	—	29	—	29	—
Total	66	—	66	—	68	—	68	—
Liabilities:
Forward foreign exchange contracts	$(48)	—	(48)	—	(15)	—	(15)	—
Interest rate swaps	—	—	—	—	(39)	—	(39)	—
Total	(48)	—	(48)	—	(54)	—	(54)	—
Net amount presented in Prepaid expenses and other receivables:	$18	$—	$18	$—	$14	$—	$14	$—
The carrying amount of Cash and cash equivalents, Trade receivables, Prepaid expenses and other receivables, and Loans and notes payable approximated fair value as of July 2, 2023 and January 1, 2023. The fair value of forward foreign exchange contracts is the aggregation by currency of all future cash flows discounted to its present value at the prevailing market interest rates and subsequently converted to the U.S. dollar at the current spot foreign exchange rate. The interest rate swaps are recorded at fair value that is derived from observable market data, including yield curves. All derivative instruments are classified as Level 2 securities.
There were no transfers between Level 1, Level 2, or Level 3 during the fiscal three and six months ended July 2, 2023 and fiscal year ended January 1, 2023.

The following table sets forth the notional amounts of the Company’s outstanding derivative instruments:

	July 2, 2023			January 1, 2023
(Dollars in Millions)	Forward foreign exchange contracts	Interest rate swaps	Total	Forward foreign exchange contracts	Interest rate swaps	Total
Cash flow hedges	$3,307	$—	$3,307	$1,768	$2,400	$4,168
Undesignated forward foreign exchange contracts	$578	$—	$578	$—	$—	$—
Net investment hedges	$10	$—	$10	$—	$—	$—
For the three and six months ended July 2, 2023, the Company recorded after-tax deferred net gain (loss) on derivatives of $(8) million and $31 million, respectively, in Accumulated other comprehensive loss. For the three and six months ended July 3, 2022, the Company recorded after-tax deferred net gain (loss) on derivatives of $1 million and $(3) million, respectively, in Accumulated other comprehensive loss.
Forward Foreign Exchange Contracts
In certain jurisdictions, the Company uses forward foreign exchange contracts to manage its exposures to the variability of foreign exchange rates. Changes in the fair value of derivatives are recorded each period in earnings or Other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.
Since 2022, the Company has entered into forward foreign exchange contracts to hedge a portion of forecasted cash flows denominated in foreign currency. The terms of these contracts are generally 12 months to 18 months. These contracts are designated as cash flow hedging relationships at the date of contract inception, in accordance with the appropriate accounting guidance. At inception, all designated hedging relationships are expected to be highly effective. These contracts are accounted for using the forward method and all gains/losses associated with these contracts are recorded in Other comprehensive income (loss). The Company reclassifies the gains and losses related to these contracts at the time the inventory is sold to the customer into Net sales or Cost of sales and Other expense (income), net on the Company’s Condensed Consolidated Statements of Operations, as applicable.
The following table is a summary of gains and losses on forward foreign exchange contracts designated as cash flow hedges within Other comprehensive income (loss) and amount reclassified into earnings:

	Fiscal Three Months Ended		Fiscal Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Gain (loss) recognized in Other comprehensive income (loss)	$(17)	$1	$—	$(2)
Gain (loss) reclassified from Other comprehensive income (loss) to earnings	$(6)	$(1)	$5	$—

The following tables are a summary of the reclassifications to Net Income related to the Company’s forward foreign exchange contracts for the fiscal three and six months ended July 2, 2023 and July 3, 2022:

	Fiscal Three Months Ended
	July 2, 2023			July 3, 2022
(Dollars in Millions)	Net Sales	Cost of Sales	Other (income) expense, net	Net Sales	Cost of Sales	Other (income) expense, net
Gain (loss) on cash flow hedges	$(1)	$(3)	$(2)	$8	$3	$12
Gain (loss) on forward currency exchange contracts not designated as hedges	$—	$—	$(2)	$—	$—	$(1)

	Fiscal Six Months Ended
	July 2, 2023			July 3, 2022
(Dollars in Millions)	Net Sales	Cost of Sales	Other (income) expense, net	Net Sales	Cost of Sales	Other (income) expense, net
Gain (loss) on cash flow hedges	$—	$7	$(2)	11	3	10
Gain on forward currency exchange contracts not designated as hedges	$—	$—	$4	—	—	7
The fair value of the Company’s foreign currency exchange contracts as of July 2, 2023 was included in Prepaid expenses and other receivables, on the Company’s Condensed Consolidated Balance Sheets.
Since 2022, the Company has entered into forward currency exchange contracts to offset the foreign currency exposure related to the settlement of payables and receivables of the Company. These contracts are not designated as cash flow hedging relationships, and the net allocated gains and losses related to these contracts were recognized within Other expense (income), net on the Company’s Condensed Consolidated Statements of Operations. As of July 2, 2023 and January 1, 2023, respectively, the Company held forward foreign exchange contracts that were not designated in cash flow hedging relationships of $1 million and $0 million, respectively.
Forward Starting Interest Rate Swaps
Beginning in the fourth quarter of 2022, the Company entered into forward starting interest rate swaps in contemplation of securing long-term financing for the Separation or for other long-term financing purposes in the event the Separation did not occur. The Company designated these derivatives as cash flow hedges to reduce future interest rate exposure related to changes in the benchmark interest rate on forecasted 5-year, 10-year, and 30-year bonds that the Company issued in 2023. During the fiscal six months ended July 2, 2023, the Company recorded a gain of approximately $48 million in Accumulated other comprehensive loss. Upon the issuance of the forecasted debt, the Company settled its forward starting interest rate swaps and received $38 million in cash. The gain in Accumulated other comprehensive loss will be amortized and recorded in Other expense (income), net on the Company’s Condensed Consolidated Statements of Operations over the life of the 5-year, 10-year, and 30-year bonds. For the fiscal three and six months ended July 2, 2023, we reclassified $1 million and $2 million, respectively, from Other comprehensive income (loss) to the Condensed Consolidated Statements of Operations.
Net Investment Hedges
The Company designated certain forward currency exchange contracts as net investment hedges to mitigate foreign exchange exposure related to non-U.S. dollar net investments in certain foreign subsidiaries against changes in foreign exchange rates. During the fiscal three and six months ended July 2, 2023 and July 3, 2022, the Company designated as a net investment hedge a forward currency exchange contract to sell foreign currency (denominated in the local currency of the affiliate) at specified forward rates. These contracts are accounted for using the spot method with changes in the fair value of the contracts attributable to changes in spot rates recorded in Other comprehensive income (loss) (CTA). Changes in the fair value attributable to time value (“excluded components”) are initially recorded to Other comprehensive income (loss) (CTA) and are recognized within Other expense (income), net on the Company’s Condensed Consolidated Statements of Operations ratably over the life of the contract. The fair value of the contracts designated in net investment hedges in liabilities position at July 2, 2023 and January 1, 2023 were $2 million and $0 million, respectively.
Effectiveness
On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes of hedged items. When a derivative is no longer expected to be highly effective, hedge accounting is discontinued.
Statement of Cash Flows
Cash flows from derivatives designated in hedging relationships are reflected in the Condensed Consolidated Statements of Cash Flows consistent with the presentation of the hedged item. Cash flows from derivatives that were not accounted for as designated hedging relationships reflect the classification of the cash flows associated with the activities being economically hedged.
Credit Risk
The Company is exposed to the risk of credit loss in the event of nonperformance by counterparties to financial instrument contracts; however, nonperformance is considered unlikely and any nonperformance is unlikely to be material as it is the Company’s policy to contract with diverse, credit-worthy counterparties based upon both strong credit ratings and other credit considerations. The Company has negotiated International Swaps and Derivatives Association, Inc. master agreements with its counterparties, which contain master netting provisions providing the legal right and ability to offset exposures across trades with each counterparty. Given the rights provided by these contracts, the Company presents derivative balances based on its “net” counterparty exposure. These agreements do not require the posting of collateral.
Investments in Equity Securities
The Company measures equity investments without readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. As of July 2, 2023 and January 1, 2023, such investments totaled $78 million and $56 million, respectively, and were included in Other assets on the Condensed Consolidated Balance Sheets.
13. Commitments and Contingencies
The Company and/or certain of its subsidiaries are involved from time to time in various lawsuits and claims relating to intellectual property, commercial contracts, product liability, labeling, marketing, advertising, pricing, antitrust and trade regulation, labor and employment, indemnification, data privacy and security, environmental, health and safety, and tax matters, governmental investigations, and other legal proceedings that arise in the ordinary course of their business.
The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability has been incurred, and the amount of the loss can be reasonably estimated. As of July 2, 2023, the Company has determined that the liabilities associated with certain litigation matters are probable and can be reasonably estimated. The Company has accordingly accrued for those contingent liabilities that are material and will continue to monitor each related legal issue and adjust accruals as might be warranted based on new information and further developments in accordance with Accounting Standards Codification (“ASC”) 450-20-25. Accrued liabilities related to litigation matters are included in Accrued liabilities and Other liabilities on the Condensed Consolidated Balance Sheets. For these and other litigation and regulatory matters discussed below for which a loss is probable or reasonably possible, the Company is unable to estimate the possible loss or range of loss beyond the amounts accrued. Amounts accrued for legal contingencies often result from a complex series of judgments about future events and uncertainties that rely heavily on estimates and assumptions including timing of related payments.

The ability to make such estimates and judgments can be affected by various factors including whether, among other things, damages sought in the proceedings are unsubstantiated or indeterminate; scientific and legal discovery has commenced or is complete; proceedings are in early stages; matters present legal uncertainties; significant facts are in dispute; procedural or jurisdictional issues exist; the number of potential claims is certain or predictable; comprehensive multi-party settlements are achievable; there are complex related cross-claims and counterclaims; and/or there are numerous parties involved.
In the Company’s opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company’s Condensed Consolidated Balance Sheets, is not expected to have a material adverse effect on the Company’s financial position. However, the resolution of, or increase in accruals for, one or more of these matters in any reporting period may have a material adverse effect on the Company’s results of operations and cash flows for that period.
Product Liability
The Company and/or certain of its subsidiaries are involved in numerous product liability claims and lawsuits involving multiple products. Claimants in these cases seek substantial compensatory and, where available, punitive damages. While the Company believes it has substantial defenses, it is not feasible to predict the ultimate outcome of litigation. From time to time, even if it has substantial defenses, the Company considers isolated settlements based on a variety of circumstances. The Company may accrue an estimate of the legal defense costs needed to defend each matter when those costs are probable and can be reasonably estimated. For certain of these matters, the Company may accrue additional amounts such as estimated costs associated with settlements, damages, and other losses. Product liability accruals can represent projected product liability for thousands of claims around the world, each in different litigation environments and with different fact patterns. Changes to the accruals may be required in the future as additional information becomes available.
Claims for personal injury have been made against our subsidiary Johnson & Johnson Consumer Inc. (“JJCI”) in federal court arising out of the use of Tylenol, an over-the-counter pain medication, alleging that in utero exposure to acetaminophen (the active ingredient in Tylenol) is associated with the development of autism spectrum disorder and/or attention-deficit/hyperactivity disorder in children. In October 2022, lawsuits filed in federal courts in the United States were organized as a multi-district litigation in the U.S. District Court for the Southern District of New York. No trial dates have been set in these actions. Product liability lawsuits continue to be filed, and the Company continues to receive information with respect to potential costs and the anticipated number of cases. In addition, a lawsuit has been filed in state court against JJCI, the Company and J&J, and lawsuits have been filed in Canada against our subsidiary Johnson & Johnson Inc. (Canadian affiliate) (“JJI”) and J&J. At this stage in these proceedings, the Company is unable to reasonably estimate either the likelihood or the magnitude of its potential liability arising out these claims and lawsuits.
General Litigation
In 2006, J&J acquired Pfizer’s over-the-counter (“OTC”) business including the U.S. rights to OTC Zantac, which were on-sold to Boehringer Ingelheim (“BI”) as a condition to merger control approval such that BI assumed product liability risk for U.S. sales after 2006. J&J received indemnification from BI and gave Pfizer indemnification in connection with the transfer of the Zantac business to BI from Pfizer, through J&J. In November 2019, J&J received a demand for indemnification from Pfizer, pursuant to the 2006 Stock and Asset Purchase Agreement between J&J and Pfizer. In January 2020, J&J received a demand for indemnification from BI, pursuant to the 2006 Asset Purchase Agreement among J&J, Pfizer and BI. Pursuant to the agreements, Pfizer and BI have asserted indemnification claims against J&J ostensibly related to Zantac sales by Pfizer. In November 2022, J&J received a demand for indemnification from GlaxoSmithKline LLC (“GSK”), pursuant to the 2006 Stock and Asset Purchase Agreement between J&J and Pfizer, and certain 1993, 1998, and 2002 agreements between Glaxo Wellcome and Warner-Lambert entities. The notices seek indemnification for legal claims related to over-the-counter Zantac (ranitidine) products. Plaintiffs in the underlying actions allege that Zantac and other over-the-counter medications that contain ranitidine may degrade and result in unsafe levels of NDMA (N-nitrosodimethylamine) and can cause or have caused various cancers in patients using the products and seek declaratory and monetary relief. J&J has rejected all the demands for indemnification relating to the underlying actions. No J&J entity sold Zantac in the United States.
In 2016, JJI sold the Canadian Zantac business to Sanofi Consumer Health, Inc. (“Sanofi”). Under the 2016 Asset Purchase Agreement between JJI and Sanofi (the “2016 Purchase Agreement”), Sanofi assumed certain liabilities including those pertaining to Zantac (ranitidine) product sold by Sanofi after closing and losses arising from or relating to recalls, withdrawals, replacements or related market actions or post-sale warning in respect of products sold by Sanofi after the closing, and JJI is required to indemnify Sanofi for certain other excluded liabilities. In November 2019, JJI received a notice reserving rights to claim indemnification from Sanofi pursuant to the 2016 Purchase Agreement. The notice refers to indemnification for legal claims in class actions and various individual personal injury actions with similar allegations to the U.S. litigation related to over-the-counter Zantac (ranitidine) products.
J&J and/or JJI have also been named in four of the seven putative class actions filed in Canada with similar allegations regarding Zantac or ranitidine use. Of the four putative class actions naming J&J and/or JJI, the British Columbia action has been stayed, the Alberta action has been discontinued, and the Quebec action has been stayed. The Ontario action is pending, but not currently active. JJI was also named as a defendant, along with other manufacturers, in various personal injury actions in Canada related to Zantac products. JJI has provided Sanofi notice reserving rights to claim indemnification pursuant to the 2016 Purchase Agreement related to the class actions and personal injury actions. At this stage in these proceedings, the Company is unable to reasonably estimate either the likelihood or the magnitude of its potential liability arising out these claims and lawsuits.
Beginning in May 2021, multiple putative class actions were filed in state and federal courts (California, Florida, New York, and New Jersey) against various J&J entities alleging violations of state consumer fraud statutes based on nondisclosure of alleged benzene contamination of certain Neutrogena and Aveeno sunscreen products and the affirmative promotion of those products as “safe”; and, in at least one case, alleging strict liability manufacturing defect and failure to warn claims, asserting that the named plaintiffs suffered unspecified injuries as a result of alleged exposure to benzene. The Judicial Panel on Multi-District Litigation has consolidated all pending actions, except one case pending in New Jersey state court, in the U.S. District Court for the Southern District of Florida, Fort Lauderdale Division. In October 2021, an affiliate of the Company reached an agreement in principle for the settlement of a nationwide class, encompassing the claims of the consolidated actions, subject to approval by the Florida federal Court. In December 2021, plaintiffs in the consolidated actions filed a motion for preliminary approval of a nationwide class settlement. In February 2023, an order granting final approval of the settlement, certifying the settlement class and awarding attorney’s fees was entered. A Notice of Appeal was filed in April 2023.
J&J (subsequently substituted by JJCI) along with more than 120 other companies, is a defendant in a cost recovery and action brought by Occidental Chemical Corporation in June 2018 in the U.S. District Court for the District of New Jersey, related to the clean-up of a section of the Lower Passaic River in New Jersey. Certain defendants (not including JJCI) have executed a settlement with the U.S. Environmental Protection Agency and U.S. Department of Justice, which is subject to public comment. The settlement, if judicially approved, will be confirmed through a judicial Consent Decree. The case has been administratively closed but can be re-opened upon request, following a decision on the Consent Decree.
The Company or its subsidiaries are also parties to various proceedings brought under the Comprehensive Environmental Response, Compensation, and Liability Act, commonly known as Superfund, and comparable state, local or foreign laws in which the primary relief sought is the Company’s agreement to implement remediation activities at designated hazardous waste sites or to reimburse the government or third parties for the costs they have incurred in performing remediation at such sites.
Other
A significant number of personal injury claims alleging that talc causes cancer were made against J&J and certain of its affiliates arising out of the use of body powders containing talc, primarily Johnson’s Baby Powder. These personal injury suits were filed primarily in state and federal courts in the United States and in Canada.

Pursuant to the Separation Agreement, J&J has retained all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold by J&J or its affiliates in the United States and Canada (the “Talc-Related Liabilities”) and, as a result, has agreed to indemnify the Company for the Talc-Related Liabilities and any costs associated with resolving such claims. The Company will, however, remain responsible for all liabilities on account of or relating to harm arising out of, based upon or resulting from, directly or indirectly, the presence of or exposure to talc or talc-containing products sold outside the United States or Canada.

14. Segments of Business
The Company has historically operated as part of the Parent, reported under the Parent’s segment structure and historically the Chief Operating Decision Maker (“CODM”) was the Consumer Health Segment Operating Committee. As the Company transitioned into an independent, publicly traded company, the Company’s CODM was determined to be the Kenvue Leadership Team as they are responsible for allocating resources and assessing performance. Based on how the CODM assesses operating performance on a regular basis, makes resource allocation decisions, and designates responsibilities of their direct reports, the Company is organized as three operating segments, which are also its reportable segments: (i) Self Care, (ii) Skin Health and Beauty, and (iii) Essential Health. Prior period presentations conform to the current segment reporting structure.
Segment profit is based on Operating income, excluding depreciation and amortization, non-recurring Separation-related costs, restructuring expense, Other operating expense (income), net, and unallocated general corporate administrative expenses (referred to herein as “Adjusted operating income”), as management excludes these items in assessing segment financial performance. General corporate/unallocated expenses, which include treasury and legal operations and certain expenses, gains and losses related to the overall management of the Company, are not allocated to the segments. In assessing segment performance and managing operations, management does not review segment assets.
The Company operates the business through the following three reportable business segments:

Reportable Segments	Product Categories
Self Care	Cough, Cold and Allergy
Pain Care
Other Self Care (Digestive Health, Smoking Cessation, and Other)
Skin Health and Beauty	Face and Body Care
Hair, Sun and Other
Essential Health	Oral Care
Baby Care
Other Essential Health (Women’s Health and Wound Care)
The Company’s product categories as a percentage of Net sales for the fiscal three and six months ended July 2, 2023 and July 3, 2022 were as follows:

	Fiscal Three Months Ended		Fiscal Six Months Ended
	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Cough, Cold and Allergy	13%	13%	14%	12%
Pain Care	12	11	13	13
Other Self Care	16	15	15	15
Face and Body Care	19	20	19	20
Hair, Sun and Other	10	10	10	9
Oral Care	10	10	10	10
Baby Care	9	10	9	10
Other Essential Health	11	11	10	11
Total	100%	100%	100%	100%

Segment Net Sales and Adjusted Operating Income
Segment Net sales and Adjusted operating income for the fiscal three and six months ended July 2, 2023 and July 3, 2022 were as follows:

	Net Sales		Net Sales
	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Self Care	$1,661	$1,481	$3,301	$2,946
Skin Health and Beauty	1,147	1,126	2,258	2,138
Essential Health	1,203	1,197	2,304	2,310
Total	$4,011	$3,804	$7,863	$7,394

	Adjusted Operating Income		Adjusted Operating Income
	Fiscal Three Months Ended		Fiscal Six Months Ended
(Dollars in Millions)	July 2, 2023	July 3, 2022	July 2, 2023	July 3, 2022
Self Care	$576	$524	$1,158	$998
Skin Health and Beauty	201	243	350	370
Essential Health	250	314	461	560
Total Adjusted operating income(1)(2)	$1,027	$1,081	$1,969	$1,928
Reconciliation to Income before taxes:
Depreciation and amortization	148	161	300	326
Separation-related costs	102	49	200	59
Restructuring(3)	—	24	—	38
Other operating expense (income), net	1	13	(16)	8
General corporate/unallocated expenses	74	64	143	116
Total operating income	$702	$770	$1,342	$1,381
Other expense (income), net	10	(5)	40	(6)
Interest expense, net	53	—	54	—
Income before taxes	$639	$775	$1,248	$1,387
__________________
(1)For the first quarter of 2023, the Company adjusted the allocation for certain intangible asset amortization costs within Cost of Sales to align with segment financial results as measured by the Company, including the CODM. Accordingly, the Company has updated its segment disclosures to reflect the updated presentation in all prior periods. Total Adjusted operating income did not change as a result of this update.
(2)We define Adjusted operating income as U.S. GAAP Operating income excluding depreciation and amortization, Separation-related costs, restructuring expense, Other operating expense (income), net, and general corporate unallocated expenses that are not part of our measurement of segment performance. Management uses Adjusted operating income to assess segment financial performance.
(3)Exclusive of the restructuring expense included in Other operating expense (income), net on the Company’s Condensed Consolidated Statements of Operations.
15. Accrued and Other Liabilities
Accrued liabilities consisted of:

(Dollars in Millions)	July 2, 2023	January 1, 2023
Accrued expenses	$470	$447
Accrued compensation and benefits	275	272
Lease liability	47	35
Other accrued liabilities (1)	409	152
Accrued liabilities	$1,201	$906

Other liabilities consisted of:

(Dollars in Millions)	July 2, 2023	January 1, 2023
Accrued income taxes - noncurrent	$234	$584
Noncurrent lease liability	120	81
Other noncurrent accrued liabilities (1)	239	62
Other liabilities	$593	$727
__________________
(1) The increase in Other current and noncurrent accrued liabilities relates primarily to the agreements entered into with the Parent in connection with the Separation Agreement, which went into effect in the second quarter of 2023. See Note 8, “Related Parties” for more information.
16. Subsequent Events
Dividend Declaration
On July 20, 2023, the Company’s Board of Directors declared a $0.20 cash dividend for the third quarter of 2023 to shareholders. The third quarter dividend of $0.20 per share on the outstanding common stock of the Company will be payable on September 7, 2023 to shareholders of record as of the close of business on August 28, 2023.
Proposed Exchange Offer
On July 24, 2023, the Company filed a Registration Statement on Form S-4 with the SEC in connection with J&J’s proposed exchange offer, whereby J&J shareholders can exchange shares of J&J common stock for shares of the Company’s common stock owned by J&J.

Kenvue Inc.

Offer to Exchange

up to $750,000,000 principal amount of 5.500% Senior Notes due 2025 registered under the Securities Act, for any and all outstanding unregistered 5.500% Senior Notes due 2025 up to $750,000,000 principal amount of 5.350% Senior Notes due 2026 registered under the Securities Act, for any and all outstanding unregistered 5.350% Senior Notes due 2026 up to $1,000,000,000 principal amount of 5.050% Senior Notes due 2028 registered under the Securities Act, for any and all outstanding unregistered 5.050% Senior Notes due 2028 up to $1,000,000,000 principal amount of 5.000% Senior Notes due 2030 registered under the Securities Act, for any and all outstanding unregistered 5.000% Senior Notes due 2030 up to $1,250,000,000 principal amount of 4.900% Senior Notes due 2033 registered under the Securities Act, for any and all outstanding unregistered 4.900% Senior Notes due 2033 up to $750,000,000 principal amount of 5.100% Senior Notes due 2043 registered under the Securities Act, for any and all outstanding unregistered 5.100% Senior Notes due 2043 up to $1,500,000,000 principal amount of 5.050% Senior Notes due 2053 registered under the Securities Act, for any and all outstanding unregistered 5.050% Senior Notes due 2053
and
up to $750,000,000 principal amount of 5.200% Senior Notes due 2063 registered under the Securities Act, for any and all outstanding unregistered 5.200% Senior Notes due 2063

PROSPECTUS

September 18, 2023